Form 20-F
period 2018-12-31
InflaRx N.V.
filed 2019-03-28
CIK 1708688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report_________________

Commission file number: 001-38283

InflaRx N.V.
(Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)

Winzerlaer Str. 2
07745 Jena, Germany
(+49) 3641 508 180
(Address of principal executive offices)

Arnd Christ,
Chief Financial Officer
Tel: (+49) 89 4141 897 800
Semmelweiss Str. 5
82152 Planegg, Germany

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Jason M. Marks,
Chief Legal Officer & General Counsel
c/o InflaRx Pharmaceuticals, Inc.
368 9th Avenue
New York, NY 10001
Phone: (609) 212-1900
Fax: (917) 398-1957

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

The number of outstanding common shares as of December 31, 2018 was 25,964,379.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒          No ☐

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

Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                 ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
Yes ☐          No ☒

InflaRx N.V.

i

ii

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F, or this Annual Report to “InflaRx N.V.,” “InflaRx,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries.

Presentation of Financial Statements

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in euros and in accordance with IFRS. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

In this Annual Report, unless otherwise indicated, translations from U.S. dollars to euros (and vice versa) relating to payments made on or before December 31, 2018 were made at the rate in effect at the time of the relevant payment.

The terms “$” or “dollar” refer to U.S. dollars, and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

In connection with our initial public offering in the fourth quarter of 2017, InflaRx executed a corporate reorganization whereby InflaRx N.V. became the holding company for InflaRx GmbH, which remains the principal operating subsidiary of InflaRx N.V. In the initial step of the corporate reorganization, the existing preferred and common shareholders of InflaRx GmbH each became a party to a notarial deed of issue pursuant to which they subscribed for new common shares of Fireman B.V., a newly incorporated Dutch private company with limited liability, and agreed to contribute and transfer their shares in InflaRx GmbH to Fireman B.V. in consideration therefor. Upon consummation of the contribution and transfer, Fireman B.V. became the sole shareholder of InflaRx GmbH. In the final step of the corporate reorganization, the legal form of Fireman B.V. was converted from a Dutch private company with limited liability to a Dutch public company with limited liability. The conversion resulted in a name change from Fireman B.V. to InflaRx N.V. We refer to these transactions in this Annual Report as the “corporate reorganization.” The consolidated financial statements of InflaRx N.V. are a continuation of the historical consolidated financial statements of InflaRx GmbH.

Industry and Other Data

We obtained the industry, statistical and market data in this Annual Report from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. All of the market data used in this Annual Report involves a number of assumptions and limitations. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “ITEM 3.  KEY INFORMATION: — D.Risk factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks

InflaRx™ is our trademark. The trademarks, trade names and service marks appearing in this Annual Report are property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report are referred to without the symbols ® and ™, but such references should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

iii

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this Annual Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

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

•	our ability to leverage our proprietary anti-C5a technology to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for IFX-1 and any other product candidates, and the scope of such protection;

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

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3.  KEY INFORMATION: — D.Risk factors” section of this Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this Annual Report.

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

The consolidated statement of financial position data as of December 31, 2016, 2017 and 2018 and comprehensive loss data for each of the years then ended are derived from our consolidated financial statements included elsewhere in this Annual Report, which have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft.

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

We have not included selected consolidated financial data as of and for the year ended December 31, 2014 in the tables below as we qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we make use of an accommodation for reduced reporting.

Consolidated statement of comprehensive loss data

	For the year ended December 31,
	2015	2016	2017	2018
		(in thousands of €, except for per share data)
Other income/(expenses)—net	134	231	108	299
Expenses:
Research and development expenses	(3,478)	(5,278)	(14,415)	(25,028)
General and administrative expenses	(438)	(1,844)	(5,138)	(12,787)
Loss before interest and income taxes	(3,782)	(6,891)	(19,445)	(37,516)
Net financial result	(1,135)	(2,048)	(4,793)	7,702
Loss before income taxes	(4,917)	(8,939)	(24,238)	(29,815)
Income taxes	—	—	—	—
Loss for the period	(4,917)	(8,939)	(24,238)	(29,815)
Net loss per common share, basic and diluted(1)	(2.1)	(3.8)	(2.6)	(1.2)
Weighted average number of shares used to compute net loss per common share, basic and diluted	2,363	2,363	9,411	25,095

(1)	There are no dilutive instruments outstanding

Consolidated statement of financial position data

	As of December 31,
	2015	2016	2017	2018
		(in thousands of €)
Cash and cash equivalents	3,302	29,117	123,282	55,386
Total assets	3,586	29,518	124,213	159,214
Total liabilities	21,205	55,207	4,784	7,824
Total equity	(17,619)	(25,689)	119,429	151,391

Exchange rates

Our business is primarily conducted in the European Union, and we have presented our results of operations in euros.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in euros per U.S. dollar. The average rate is calculated by using the average of the European Central Bank’s reported exchange rates on each day during a monthly period and on the last day of each month during an annual period. On March 27, 2019, the exchange rate as reported by the European Central Bank was €0.8880 to $1.00.

	Period end	Average for period	Low	High
	(€ per $)
Year Ended December 31:
2014	0.8237	0.7570	0.7167	0.8237
2015	0.9185	0.9053	0.8304	0.9477
2016	0.9487	0.9065	0.8644	0.9649
2017	0.8338	0.8795	0.8292	0.9629
2018	0.8734	0.8784	0.8880	0.8005
Quarter Ended
March 31, 2018	0.8116	0.8106	0.8381	0.8005
June 30, 2018	0.8578	0.8563	0.8670	0.8072
September 30, 2018	0.8639	0.8577	0.8833	0.8483
December 31, 2018	0.8734	0.8784	0.8880	0.8616
Month Ended:
September 30, 2018	0.8639	0.8577	0.8649	0.8491
October 31, 2018	0.8835	0.8708	0.8836	0.8616
November 30, 2018	0.8804	0.8797	0.8880	0.8706
December 31, 2018	0.8734	0.8784	0.8861	0.8731
January 31, 2019	0.8705	0.8760	0.8818	0.8669
February 28, 2019	0.8759	0.8809	0.8880	0.8717
March 2019 (through March 27, 2019)	0.8880	0.8841	0.8911	0.8782

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making an investment in our common shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common shares could decline and you could lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks related to our financial position and need for additional capital

We have a history of significant operating losses and expect to incur significant and increasing losses for the foreseeable future; we may never achieve or maintain profitability and investors may lose their entire investment.

We incurred net losses of €8.9 million, €24.2 million and €29.8 million for the years ended December 31, 2016, 2017 and 2018, respectively. In addition, our accumulated deficit as of December 31, 2018 was €81.1 million

We expect our net losses to increase as we advance IFX-1 into additional, as well as larger and later-stage clinical trials. To date, we have not commercialized any products or generated any revenues from the sale of products, and absent the realization of sufficient revenues from product sales, we may never attain profitability. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We anticipate that our expenses will increase substantially if and as we:

•
continue to develop and conduct clinical trials with respect to our lead product candidate, IFX-1, including in connection with the initiation of our ongoing Phase II and planned Phase III clinical trials of IFX-1 for HS, AAV and Pyoderma Gangraenosum, or PG as well as planned Phase II studies in the oncology field;

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

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. For example, for the years ended December 31, 2017 and December 31, 2018, we used €12.2 million and €23.7 million, respectively, in net cash for our operating activities, most of which were related to research and development activities. We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for and seek marketing approval for, our current product candidates or any future product candidates, including those that we may acquire. In particular, we will incur significant expenses as we plan to conduct a Phase III clinical trial of IFX-1 in patients with HS and Phase II clinical trials in AAV, and PG, continue preclinical development of a subcutaneous formulation of IFX-1 as well as IFX-2, and initiate new research and preclinical development efforts. In addition, if we obtain marketing approval for any of our product candidates, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. Furthermore, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We plan to use our cash on hand primarily to fund clinical development of IFX-1 for the treatments of HS, AAV and PG, and for other indications and for working capital and other general corporate purposes. We will be required to expend significant funds in order to advance the development of IFX-1 in later stages of clinical development, as well as other product candidates we may seek to develop, including IFX-2. While we intend to focus on developing IFX-1 for HS including a newly started subcutaneous formulation of IFX-1, AAV and PG, we are also evaluating IFX-1 for a number of additional medical indications. As a result, although we may make substantial expenditures on IFX-1 for such indications, we may cease development efforts on some or all of such indications prior to approval, if any. However, any future development activities for our pipeline product candidates will depend heavily on the clinical and marketing success of IFX-1 in any indication.

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

We believe that our existing cash, cash equivalents and marketable securities will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

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

Risks related to the discovery, development and commercialization of our product candidates

We are at a very early stage in our development efforts, our approach of targeting C5a inhibition is novel and we may not be able to successfully develop and commercialize any product candidates.

IFX-1 is a novel therapeutic antibody and its potential therapeutic benefit is unproven. There is no approved therapy inhibiting C5a activation and, as a result, the regulatory pathway for IFX-1 may present novel issues that could cause delays in development or approval. Our product candidates may not demonstrate in patients any or all of the pharmacological benefits we believe they may possess. We have not yet succeeded and may never succeed in demonstrating efficacy and safety for these or any other product candidates in pivotal clinical trials or in obtaining marketing approval thereafter. For example, although we have evaluated IFX-1 in preclinical studies and in early-stage clinical trials, we have not yet advanced IFX-1 into Phase III clinical development, nor have we obtained regulatory approval to sell any product based on our therapeutic approaches. Positive results from our early-stage clinical trials are not necessarily predictive of the results of our ongoing Phase IIb clinical trial of IFX-1 for HS. If we cannot demonstrate positive results in our Phase IIb and Phase III clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize IFX-1 for HS.

C5a inhibition to treat complement-mediated autoimmune and inflammatory diseases has not been validated. This is an unproven approach to the treatment of HS, which is our lead indication for IFX-1, AAV and PG. Accordingly, our focus on treating these diseases may not result in the development of commercially viable products. In addition, our proprietary anti-C5a technology and focus on exploring C5a inhibition may fail to result in the identification of viable additional product candidates in any indication. If we are unsuccessful in our development efforts, we may not be able to advance the development of our product candidates, commercialize products, raise capital, expand our business or continue our operations.

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

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and preclinical testing. Moreover, success in clinical trials in a particular indication does not ensure that a product candidate will be successful in other indications, even for the same underlying disease. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after promising results in earlier preclinical studies or clinical trials or successful later-stage trials in other related indications, including in the context of controlling complement activation through C5 and C5a inhibition. For example, while others in our industry have attempted to develop C5a-specific antibodies, there is currently no approved therapy inhibiting C5a. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events as well as lack of efficacy and patient benefit as reported by clinical trial investigators. In particular, development of antibodies that target C5a rather than C5 to control complement activation is comparatively novel, and there is currently no approved therapy specifically targeting C5a. As a result, inhibition of C5a rather than C5, which blocks signaling to the two receptors C5aR and C5L2, may have unforeseen consequences or negative results that may lead to clinical failure or withdrawal in later stages of our product candidate development. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and initial clinical trials for a variety of reasons, including differences in patient populations, changes in trial protocols and complexities of larger, multi-center trials among others. For example, while we have observed positive final results from our Phase IIa clinical trial for IFX-1 in 12 HS patients in 2017, such results may not be replicated with statistical significance in future clinical trials, such as our Phase IIb trial for IFX-1 in HS, that enrolled patients in a different trial design and with a different patient population and endpoints. A failure of a clinical trial to meet its predetermined endpoints may cause us to abandon a product candidate or an indication and may delay development of any other product candidates. Any delay in, or termination of, our clinical trials will delay the submission of the Biologics License Application, or BLA, to the FDA, the marketing authorization application to the EMA or other similar applications with other relevant foreign regulatory authorities and, ultimately, our ability to commercialize any of our product candidates and generate revenue.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do, and reducing or eliminating our commercial opportunity.

The development and commercialization of new products is highly competitive. We expect that we, and any future collaborators, will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to any of our product candidates that we, or any future collaborators, may seek to develop or commercialize in the future. For example, other pharmaceutical companies may commence development efforts for product candidates targeting the same indications as IFX-1, including HS, AAV or PG, or any other indications we may target. See “ITEM 4.  INFORMATION ON THE COMPANY—B. Business overview—Competition.” If IFX-1 proves to be effective and is approved for use in patients who have not responded to adalimumab, IFX-1 may compete with adalimumab or any other treatment approach which is currently under development in HS and obtains approval. For example, in the area of HS treatment, in addition to adalimumab, IFX-1 may compete with bermekimab, a monoclonal antibody being developed by XBiotech Inc. targeting interleukin-1 alpha, for which XBiotech recently completed a Phase II clinical trial, as well as bimekizumab, a monoclonal antibody blocking interleukin-17AF, for which UCB Pharma recently completed a Phase II clinical trial, secukinumab, a monoclonal antibody blocking interleukin 17A, for which Novartis International is initiating two Phase III clinical studies, guselkumab, a monoclonal antibody being developed by Janssen Research and Development blocking interleukin 23, for which Janssen is currently running a Phase II study, INCB 54707, for which Incyte Corporation is initiating two Phase II clinical studies. In addition, in the area of AAV treatment and HS treatment, IFX-1 may compete with avacopan, a C5aR inhibitor being developed by Chemocentryx targeting multiple severe and rare inflammatory disorders. Though it acts through a different mechanism of action than IFX-1, avacopan has demonstrated the potential to induce remission in AAV patients and is currently undergoing Phase III clinical trial development. Chemocentryx recently announced the intention to start development as well in HS. There are additional drugs currently being developed for treatment of AAV which may be approved in the future. If approved for the treatment of AAV, IFX-1 would also face competition from current therapies, including corticosteroids, azathioprine, methotrexate, mycophenolate mofetil or rituximab. In addition, several product candidates in development by other pharmaceutical companies targeting C5a have failed or remain in early stages of development, with future development unclear. If approved for the treatment of PG, IFX-1 would potentially face competition from currently used therapies, such as glucocorticoids, cyclosporin or other immunosuppressive therapies. We are not aware of any C5 or C5a or C5aR inhibitor being under development for the treatment of PG. We are also not aware of any other company currently developing a drug in PG for the US or European market. As a result, complement-mediated treatments, such as eculizumab, currently remain focused on C5 inhibition. However, as the area of terminal complement activation further develops, particularly if IFX-1 is approved for commercialization, our competitors may seek to develop their own product candidates targeting C5a.

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

The clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of product development. It is possible that even if one or more of our product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of or intolerability caused by our product candidate, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case. In addition, all of our product candidates are in early stages of development or clinical testing. For example, IFX-1, our lead product candidate, has only completed an initial Phase IIa trial for HS in 2017 and we have only recently completed enrollment of a Phase IIb trial for HS. As a result, it may be years before any of our product candidates receives regulatory approval, if at all, and additional clinical trials may fail to demonstrate safety, efficacy or tolerability for our targeted indications.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or any future collaborators and impair our ability to generate revenue from product sales, regulatory and commercialization milestones and royalties. Moreover, if we or any future collaborators are required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, if we or they are unable to successfully complete clinical trials of our product candidates or other testing or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with our product candidates, we or any future collaborators may:

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

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay, denial or withdrawal of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. In addition, many of the patients that we enrolled in our ongoing and planned clinical trials of IFX-1 for HS suffer from serious pre-existing disorders. While such disorders may lead to serious adverse events during trial periods that may be found to be unrelated to IFX-1, such events may create a negative safety perception and adversely impact market acceptance of IFX-1 following any approval. For example, in our Phase IIa and IIb clinical trials of IFX-1 for HS, we observed several adverse events, even though they were judged not to be related to IFX-1 administration by the investigator.

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

We will be required to identify and enroll a sufficient number of patients with HS, AAV and PG for our planned clinical trials of IFX-1 in these indications. Some of these are rare disease indications or indication with a relatively small patient population. Trial participant enrollment could be limited in future trials given that many potential participants may be ineligible because they are already undergoing treatment with approved medications, or are participating in other clinical trials. We may not be able to initiate or continue clinical trials required by the FDA, EMA or other foreign regulatory agencies for IFX-1 or any of our other product candidates that we pursue if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials.

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

Even if IFX-1 or any of our other product candidates is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. As a general proposition, physicians are often reluctant to switch their patients from existing therapies (such as adalimumab for the treatment of HS) even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching therapy or they are required to switch therapies due to lack of reimbursement for existing therapies. Adalimumab is the only drug approved for the treatment of HS, and even if we are able to obtain marketing approval of IFX-1 for the treatment of HS, we may not be able to successfully convince physicians or patients to switch from adalimumab to IFX-1. Further, we may face a lack of acceptance by the physician community of the efficacy of targeting C5a to inhibit terminal complement activation compared to targeting C5, which is well established in clinical practice (such as eculizumab). In addition, IFX-1 may not be accepted by physicians or patients if we cannot demonstrate, or if IFX-1 is perceived as not having, strong duration of effect, including compared to existing treatments for HS. The duration of effect of IFX-1 has only been studied prospectively for durations less than the expected duration of any pivotal Phase III clinical trials that we may undertake in the future. It is possible that the effects seen in shorter term clinical trials will not be replicated at later time points or in larger clinical trials. Further, even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA and other regulators, safety concerns in the medical community may hinder market acceptance. Further, the potential patient populations for our initial targeted indications, including HS, AAV and PG are relatively small. This could affect the rate of adoption and as a result, market acceptance of our product candidates, if approved, could be much slower than anticipated.

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

We currently have no marketing, sales or distribution capabilities and have limited sales or marketing experience within our organization. If any of our product candidates is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize any such candidate, or to outsource this function to a third party. Either of these options would be expensive and time consuming. Some or all of these costs may be incurred in advance of any approval of our product candidates, including our lead candidate IFX-1. In addition, we may not be able to hire a sales force in the United States, Europe or other target market that is sufficient in size or has adequate expertise in the medical markets that we intend to target. These risks may be particularly pronounced due to our focus on our initial indications of HS and AAV for IFX-1, each of which is a disease with relatively small patient populations. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of IFX-1 and other future product candidates.

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

The risk of failure for IFX-1 and any other future product candidates we may develop is high. It is impossible to predict when or if IFX-1 will prove to be effective and safe in humans or will receive regulatory approval for the treatment of HS, AAV and PG or other new indications. Additionally, before regulatory authorities grant marketing approval for IFX-1, for any future indications, or any future product candidate that we seek to develop, we will be required to conduct extensive clinical trials to demonstrate safety and efficacy in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

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

We are evaluating applications for orphan drug designation for IFX-1 in HS and other indications, but we may be unable to obtain any such designation or to maintain the benefits associated with orphan drug status, including market exclusivity, even if that designation is granted.

We are evaluating applications for orphan drug designation for IFX-1 in HS and other indications, and we may seek orphan drug designation for other preclinical product candidates in our pipeline or that we may develop. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the FDA review and approval process. Although we are evaluating applications for orphan drug designation in HS and other indications, there can be no assurance that we will obtain such designations, particularly in HS given recent developments in the FDA’s approach to such applications. Moreover, obtaining orphan drug designation for one indication does not mean we will be able to obtain such designation for another indication. We do not plan to seek orphan drug designation for IFX-1 in HS in the European Union because we do not expect that the population criterion would be satisfied.

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

Our success depends in large part on our ability to obtain, maintain, protect and enforce patent, trade secret and other intellectual property protection in the United States and other countries with respect to IFX-1 and other proprietary product candidates. If we do not adequately protect, maintain and enforce our intellectual property rights, competitors may be able to erode, negate or preempt any competitive advantage we may have, which could adversely affect our business and ability to achieve profitability. To seek to protect our proprietary position, we file patent applications in the United States and in certain other countries related to our novel product candidates that are important to our business. The patent application and approval process is expensive and time-consuming and we may not be able to file and prosecute all necessary or desirable patent applications and obtain and maintain issued patents at a reasonable cost or in a timely manner.

If the scope of the patent protection we obtain is not sufficiently broad, we may not be able to prevent others from developing and commercializing technology and products similar or identical to ours. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, contractors and other third parties, any of these parties could breach the agreements and disclose such output before a patent application is filed, which could jeopardize our ability to seek and obtain patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

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

Some of our future patents and patent applications and other other intellectual property may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications or other intellectual property, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we would need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Furthermore, we, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for the composition, use and structure of our product candidates, the methods used to manufacture them, the related therapeutic targets and associated methods of treatment as well as on successfully defending these patents against potential third-party challenges. Our ability to protect our product candidates from unauthorized making, using, selling, offering to sell or importing by third parties is dependent on the extent to which we have rights under valid and enforceable patents that cover these activities.

The ultimate determination by the USPTO or by a court or other trier of fact in the United States, or any corresponding foreign national patent offices or courts or other triers of fact, on whether a claim meets all requirements of patentability cannot be assured. Although our C5a inhibitor portfolio consists of three families of patent applications that we own directed to C5a inhibitors and related methods of use, we cannot predict the breadth of claims that may be allowed or enforced in our patents or patent applications, in our future licensed patents or patent applications or in third-party patents.

We cannot provide assurances that any of our patent applications will be found to be patentable, including over our own prior art patents, publications or other disclosures, or will issue as patents. Furthermore, given the differences in patent laws in the United States, Europe and other foreign countries, for example, the availability of grace periods for filing patent applications and what can be considered as prior art, we cannot make any assurances as to the scope of any claims that may issue from our pending and future patent applications in the United States or in other jurisdictions. Similarly, we cannot make any assurances as to the scope of any claims that may survive a proceeding initiated by a third party challenging the patentability, validity or enforceability of our patents and patent applications in the United States or in other jurisdictions. Any such challenge, if successful, could limit patent protection for our product candidates and/or materially harm our business.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we may not be able to generate sufficient data to support patent applications that protect the entire breadth of developments in one or more of our programs, including our HS program;

•
it is possible that one or more of our pending patent applications will not become an issued patent or, if issued, that the patent(s) will be insufficient to protect our technology or products, provide us with a basis for commercially viable products or provide us with any competitive advantages;

•	if our pending patent applications issue as patents, they may be challenged by third parties as not infringed, invalid or unenforceable under United States or foreign laws; or

•	if issued, the patents under which we hold rights may not be valid or enforceable.

In addition, to the extent that we are unable to obtain and maintain patent protection for one of our product candidates or in the event that such patent protection expires, it may no longer be cost-effective to extend our portfolio by pursuing additional development of a product or product candidate for follow-on indications. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects

Obtaining and maintaining patent protection of our anti-C5a technologies depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. We may enter into certain license agreements where we will not have the ability to maintain or prosecute patents in the portfolio, and must therefore rely on third parties to comply with certain requirements. Failure by us or our future licensors to maintain protection of our patent portfolio could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time and if we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

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

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

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

Filing, prosecuting, maintaining, enforcing and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover our product candidates.

Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in the United States and foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and other developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and Europe. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop and market their own products and, further, may export otherwise infringing products to jurisdictions where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Agreements through which we may license patent rights may not give us sufficient rights to permit us to pursue enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents (or control of enforcement or defense) of such patent rights in all relevant jurisdictions as requirements may vary.

Proceedings to enforce our patent rights in the United States or foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business. Moreover, such proceedings could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while we intend to protect our intellectual property rights in major markets for our product candidates, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Others may claim an ownership interest in our intellectual property and proprietary anti-C5a technologies which could expose us to litigation and have a significant adverse effect on our prospects.

A third party may claim an ownership interest in one or more of our, or our future licensors’, patents or other proprietary or other intellectual property rights. A third party could bring legal actions against us and seek monetary damages and/or enjoin clinical testing, manufacturing and marketing of the affected product or products. While we are presently unaware of any claims or assertions by third parties with respect to our patents or other intellectual property, we cannot guarantee that a third party will not assert a claim or an interest in any of such patents or other intellectual property. If we become involved in any litigation, it could consume a substantial portion of our resources, and cause a significant diversion of effort by our technical and management personnel. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. We cannot, however, assure you that any such license will be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

If we are found to infringe, misappropriate, or otherwise violate a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or commercializing the infringing product candidate or product. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the trade secrets or other confidential information of any third parties could have a similar negative impact on our business. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Competitors may infringe, misappropriate, or otherwise violate our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement or other claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we were to assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

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

If we fail to comply with our obligations under any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

We may be reliant upon licenses to certain patent rights and proprietary anti-C5a technology and other intellectual property from third parties that are important or necessary to the development of our product candidates and the manufacture and other commercialization of our products. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of our licenses. Our licensors may have sublicensed patents and other intellectual property owned by a third party, or relied on third party consultants or collaborators or funds from third parties that have an ownership or other right, title or interest in or to such in-licensed intellectual property, such that our licensors are not the sole and exclusive owners of the patents and other intellectual property we in-license. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

In addition, agreements under which we may license patent rights may not give us control over patent prosecution or maintenance, so that we may not be able to control which claims or arguments are presented and may not be able to secure, maintain, or successfully enforce necessary or desirable patent protection from those patent rights. We cannot be certain that patent prosecution and maintenance activities by our licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents. Even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our future licensors, and cannot guarantee that we would receive it and on what terms. We cannot be certain that our future licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in any licensed patents. If we cannot obtain patent protection, or enforce existing or future patents against third parties, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Further, agreements under which we may license intellectual property or technology to or from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial conditions, results of operations, and prospects. Moreover, if disputes over intellectual property that we may license prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights that may be granted under license agreements and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under current and any future collaborative development relationships;

•	our diligence obligations under any license agreement and what activities satisfy such obligations;

•
the inventorship and ownership of inventions and know-how and other intellectual property resulting from the joint creation or use of intellectual property by our license counterparties and us and our partners; and

•	the priority of invention of patented technology.

In spite of our best efforts, our license counterparties might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, which may remove our ability to develop and commercialize the product candidates and technology covered by these license agreements. If any in-licenses are terminated, competitors may be able to seek regulatory approval of, and to market, products identical to ours. It is possible that we may be unable to obtain any additional licenses that we require at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our product candidates, technology, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be negatively impacted and our business would be harmed.

In addition to the protection afforded by patents, we also rely on trade secret protection for certain aspects of our intellectual property. However, trade secrets are difficult to protect. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, independent contractors, advisors, contract manufacturers, suppliers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with employees and certain consultants. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed or otherwise obtained by a competitor or other third party, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

A number of our personnel, including our directors, work in Germany and may be subject to German employment law through their employment contracts. Inventions which may be the subject of a patent or of protection as a utility model as well as technical improvement proposals for other technical innovations that may not be the subject of a patent or of protection as a utility model made by such employees are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our current or past employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees retain rights to patents they invented or co-invented and disclosed to us prior to October 1, 2009. While we believe that all of our current and past German employee inventors have subsequently assigned to us their interest in patents and inventions they invented or co-invented, there can be no assurance that all such assignments are fully effective. Even if we lawfully own all inventions of our employee inventors who are subject to the German Act on Employees’ Inventions, we are required under German law to reasonably compensate such employees for the use of the patents. If we are required to pay increased compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

If any of our current or past employees obtain or retain ownership of any inventions or other intellectual property rights that we believe we own, we may lose valuable intellectual property rights and may be required to obtain and maintain licenses from such employees to such inventions or intellectual property rights, which may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain a license to any such employee’s interest in such inventions or intellectual property rights, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop. In addition, any loss of exclusivity of our intellectual property rights could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks related to employee matters and managing growth

We only have a limited number of employees to manage and operate our business.

As of December 31, 2018, we had 38 full-time or part-time employees. Our focus on the development of IFX-1 requires us to optimize cash utilization and to manage and operate our business with limited personnel. We cannot assure you that we will be able to hire additional employees and/or retain adequate staffing levels to develop IFX-1 or run our operations or to accomplish all of the objectives that we otherwise would seek to accomplish.

We depend heavily on our executive officers and directors, and the loss of their services would materially harm our business.

Our success depends, and will likely continue to depend, upon our ability to hire and retain the services of our current executive officers, directors, principal consultants and others. We are highly dependent on the management, development, clinical, financial and business development expertise of Professor Niels Riedemann, our Chief Executive Officer, Professor Renfeng Guo, our Chief Scientific Officer, Arnd Christ, our Chief Financial Officer, Jason Marks, our Chief Legal Officer and Dr. Othmar Zenker, our Chief Medical Officer. In addition, we have established relationships with universities and research institutions which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. Our ability to compete in the biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel.

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

The legal and regulatory environment related to data privacy is becoming more strict, which could result in additional costs or changes to the manner in which we handle personal information, and a failure to comply with such laws or regulations, or to otherwise protect personal data in our possession or control, could result in fines, litigation, or other penalties as well as reputational damage.

We are subject to laws, regulations, and contractual obligations related to privacy, data protection, information security, including the EU General Data Protection Regulation, which came into effect on May 25, 2018 and which provides for greater penalties for noncompliance than previous European data protection laws, with potential fines of up to the greater of EUR 20 million or 4% of total annual worldwide turnover.

As privacy, data protection and information security laws evolve and are implemented, interpreted and applied, our compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place. Additionally, compliance with such obligations and regulations could significantly impact our current and planned privacy and information security practices, our collection, use, sharing, retention and safeguarding of personal data, and our current and planned business activities and operations. A failure to comply with such obligations or regulations could result in fines, litigation, or other penalties and adversely impact our reputation.

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

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	commencement or termination of collaborations for our development programs;

•	failure or discontinuation of any of our development programs;

•	results of clinical trials of product candidates of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to develop additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results or development timelines;

•	announcement or expectation of additional financing efforts;

•	sales of our common shares by us, our insiders or other shareholders;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates or recommendations by securities analysts, if any, that cover our shares;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “ITEM 3. KEY INFORMATION: — D. Risk factors” section.

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

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We had a total of 25,964,379 common shares outstanding as of December 31, 2018. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Moreover, we have entered into a registration rights agreement entitling certain of our shareholders rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. In addition, we have registered on a Form S-8 registration statement all common shares that we may issue under our equity incentive plan. As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements entered into in connection with our initial public offering. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.

We have broad discretion in the use of our cash on hand and may invest or spend it in way with which you do not agree and in ways that may not yield a return on your investment.

As of December 31, 2018, we had €55.4 million in cash and cash equivalents and in addition €101.0 million in marketable securities. Our management will have broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

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

We are an “emerging growth company” as defined in the JOBS Act and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•	being permitted to provide only three years of audited financial statements with correspondingly reduced “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” disclosure in this Annual Report;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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

See “ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—A. Major shareholders.” elsewhere in this Annual Report for more information regarding the ownership of our outstanding common shares by our executive officers, directors and principal shareholders and their affiliates.

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

Our ability to utilize our net operating losses, or NOLs, is currently limited, and may be limited further, under Section 8c of the Körperschaftsteuergesetz (German Corporation Income Tax Act or KStG) and Section 10a of the Gewerbesteuergesetz (German Trade Tax Act or GewStG). These limitations apply if a qualified ownership change, as defined by Section 8c KStG, occurs and no exemption is applicable. Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of a transaction comparable to a transfer of shares or voting rights or in case of an increase in capital leading to a respective change in the shareholding. In the case of such a qualified ownership change tax loss carry forwards expire in full. To the extent that the hidden reserves (stille Reserven) taxable in Germany exceed the tax loss carry forwards , they may be further utilized despite a qualified ownership change. In case of a qualified ownership change within a group, tax loss carry forwards will be preserved if certain conditions are satisfied.

An appeal has been filed by the fiscal court of Hamburg dated August 29, 2017 – 2 K 245/17 with regard to Section 8c, paragraph 1, sentence 2 KStG (in its superseded version, now: Section 8c paragraph 1 sentence 1 KStG)— that is, the forfeiture of all tax loss carryforwards in case more than 50% of shares/voting rights will be assigned to a new shareholder. The appeal is still pending. It is unclear when the Federal Constitutional Court will decide this case. According to statements in German legal literature, there are good reasons to believe that the Federal Constitutional Court may come to the conclusion that Section 8, paragraph 1, sentence 2 KStG (in its superseded version) is not in line with the German constitution.

As of December 31, 2018, we had NOL carry forwards for German tax purposes of €68.4 million available. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG, or a Section 10a GewStG limitation. Any limitation may result in the expiration of the complete tax operating loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

As of December 31, 2018, our U.S. subsidiary, InflaRx Pharmaceuticals, Inc., had approximately €1.4 million of net operating losses for U.S. federal income tax purposes. Transfers or issuances of our equity may impair or reduce the ability of InflaRx Pharmaceuticals, Inc. to utilize U.S. federal net operating loss carryforwards and certain other tax attributes in the future. Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) contains rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An “ownership change” is generally defined as an increase in ownership of a corporation’s stock by more than 50 percentage points over a rolling three-year period by stockholders that own (directly, indirectly or constructively) 5% or more of the stock of a corporation at any time during the relevant rolling three-year period. If an ownership change occurs, Section 382 imposes an annual limitation on the use of pre-ownership change net operating losses, credits and certain other tax attributes to offset taxable income earned after the ownership change. The annual limitation is generally equal to the product of the applicable long-term tax exempt rate in effect for the month in which the ownership change occurs and the value of the company’s stock immediately before the ownership change (subject to some adjustments). For example, this annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized (or treated as recognized) built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards or capital loss carryforwards. No assurance can be given that prior transactions have not resulted in an ownership change for purposes of Section 382 of the Code or that future transactions will not result in an ownership change. Even if a subsequent transaction does not result in an ownership change, it may materially increase the likelihood that we will undergo an ownership change in the future. Sales of our common shares by stockholders, whose interests may differ from our interests, may increase the likelihood that we or one of our subsidiaries undergoes an ownership change. If we or our subsidiaries have or were to undergo an ownership change, it could result in increased future tax liability to us.

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

We believe it is likely that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in 2018, and we may be a PFIC in one or more future taxable years. U.S. shareholders may be subject to adverse U.S. federal income tax consequences in 2018 and in any future taxable year in which we are a PFIC.

We believe it is likely that we were a PFIC for U.S. federal income tax purposes in 2018, and we may be a PFIC in one or more future taxable years. In addition, we may, in future directly or indirectly, hold equity interests in other PFICs. Under the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. It is possible that we will be a PFIC in any future taxable year because, among other things, (i) we currently own a substantial amount of passive assets, including cash and securities, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, and (iii) the composition of our income may vary substantially over time.

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

As an entity incorporated under Dutch law, but with its place of effective management in Germany (and not in the Netherlands), our dividends are generally subject to German dividend withholding tax and not Dutch dividend withholding tax. Dutch dividend withholding tax is required to be withheld from dividends if and when paid to Dutch resident holders of our shares (and non-Dutch resident holders of our shares that have a permanent establishment in the Netherlands to which their shareholding is attributable). As a result, upon a payment (or deemed payment) of dividends, we will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. We may approach Dutch Revenue prior to a payment of dividends to apply for a tax ruling confirming that no withholding of any Dutch dividend tax is applicable at all (as the dividend withholding tax can generally be credited against a Dutch resident shareholder’s income tax anyway). The outcome of tax ruling requests is uncertain. If a favorable tax ruling cannot be obtained and if the identity of our shareholders cannot be determined, withholding of both German and Dutch dividend tax may occur, upon a payment of dividends.

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

In addition, actions brought in a German court against us, our directors, our executive officers and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. German procedural law does not provide for pre-trial discovery of documents, nor does Germany support pre-trial discovery of documents under the 1970 Hague Evidence Convention. Proceedings in Germany would have to be conducted in the German language and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our directors, our executive officers and the experts named in this Annual Report.

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

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, IFX-1, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. We are developing IFX-1 for the treatment of Hidradenitis Suppurativa, or HS, a rare and chronic debilitating systemic inflammatory skin disease, for which we completed enrollment into a Phase IIb clinical trial in the fourth quarter of 2018. Beyond HS, we intend to develop IFX-1 and other proprietary antibodies to address a wide array of complement-mediated diseases with significant unmet medical needs, including ANCA-associated vasculitis, or AAV, a rare and life-threatening autoimmune disease and Pyoderma Gangrenosum, a chronic inflammatory skin disorder, and potentially other new indications.

Our legal and commercial name is InflaRx N.V. InflaRx was founded in 2007 as InflaRx GmbH by Professor Niels Riedemann and Professor Renfeng Guo in Jena, Germany. Our agent for service of process in the United States is InflaRx Pharmaceuticals, Inc. located at 368 9th Avenue New York, NY 10001. Our principal executive offices are located in Winzerlaer Str. 2, 07745 Jena, Germany, telephone: (+49) 3641 508 180, and our additional offices and laboratories are located in Munich, Germany, Ann Arbor, United States and New York, United States. We employ 38 employees, 14 of whom have M.D. or Ph.D. degrees. Our management team has extensive experience in the field of complement research, clinical research and the biopharmaceutical industry. Both our Chief Executive Officer and founder, Professor (Dr.) Niels Riedemann, and our Chief Scientific Officer and founder, Professor Renfeng Guo, have 19 years of complement research experience, having published extensively on C5a and its receptors. Additionally, our Chief Medical Officer, Othmar Zenker, has more than 25 years of experience in clinical drug development, and our Chief Financial Officer, Arnd Christ, has served in the same capacity for various private and public European biotechnology companies over the last 19 years. Our General Counsel and Chief Legal Officer, Jason Marks, has extensive global experience in legal and compliance for large multi-national companies in life sciences, working both in the United States and Europe. Prior to joining InflaRx, he was Senior Vice President, Head of Legal Branded Rx (Salix) and Global Litigation & Government Investigations, at Bausch Health (formerly Valeant) where he was brought in to manage some of the highest-profile matters in the industry. As the lead lawyer for Salix, Jason Marks, with his team, provided support from development to launch and commercialization, including multiple commercial launches. He also created and led the company’s first Legal Operations and Enterprise Risk Management functions. Jason Marks has held roles of increasing responsibility at Alcon, (a Novartis Company) where he was Head Legal, North America and Global Litigation and Government Investigations, and at Stryker Corporation. He has a J.D., with honors, from the George Washington University School of Law and an A.B. from The University of Chicago.

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

The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our website can be found at https://www.inflarx.de/. The information on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be a part of this Annual Report.

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

IFX-1 is currently being developed for the treatment of HS, a chronic debilitating systemic inflammatory skin disease, where we estimate that moderate to severe HS has a prevalence of up to 200,000 patients. HS results in painful inflammation of the skin and hair follicles, especially in the armpit, groin and genitalia regions. In the more chronic form of the disease, patients experience draining fistulas, often requiring the use of bandages and diapers to absorb the constant flow of pus, thus adversely affecting quality of life. We have demonstrated that HS patients have significant complement activation, and in particular that C5a is a key promoter of neutrophil activation, believed to play a potential disease promoting role.

The only approved drug in the United States and in Europe to treat HS is adalimumab, an inhibitor of tumor necrosis factor-alpha, or TNF-alpha. Although adalimumab provides clinical benefit to a portion of moderate to severe HS patients, a high unmet medical need still persists. Based on the final results of our open-label Phase IIa clinical trial, which showed responses based on the same HiSCR endpoint used to support the approval of adalimumab, IFX-1 may have the potential to provide significant clinical benefit to moderate to severe HS patients. Following eight weeks of administration, nine out of the 12 patients (75%) showed a response to IFX-1 based on the Hidradenitis Suppurativa Clinical Response, or HiSCR, and at the end of the 12-week trial observation period, 10 out of the 12 patients (83%) showed a response to IFX-1 based on the HiSCR. We believe that these results are particularly encouraging given the short duration of treatment and the severe disease burden of the patients enrolled in our study. We are evaluating an application for orphan drug designation for HS in the United States.

In January 2018, the U.S. Food and Drug Administration, or FDA, accepted our previously submitted IND application which allowed us to commence a larger multi-center international Phase IIb study to determine the efficacy and safety of IFX-1 in HS patients. The trial is a randomized, double-blind and placebo-controlled multicenter study with five dose groups, including one placebo group. After a placebo-controlled double-blind period of 16 weeks, the study will be extended to a 28 week open-label extension phase to assess long-term efficacy and safety. The main objective of the study is the evaluation of a dose response signal assessed by the HiSCR score at week 16 as the primary endpoint. Secondary objectives include evaluation of safety and tolerability of IFX-1 as well as assessment of additional efficacy and patient-reported outcome parameters. We commenced enrollment in February 2018 and in November 2018, the study enrolment was completed. In total, 179 patients in 38 sites have been randomized into the five dose groups. We currently estimate that the primary endpoint read-out will be in the second quarter of 2019. We have initiated the development of the formulation and pre-clinical development of IFX-1 for subcutaneous administration for the treatment of HS with primary focus on a potential maintenance treatment upon achieving a clinical response with an IFX-1 intravenous treatment course. We are also developing IFX-1 for the treatment of AAV, a rare, life-threatening autoimmune disease associated with powerful inflammatory flares that impair kidney function and lead to fatal organ dysfunction. This disease affects approximately 40,000 and 75,000 patients in the United States and Europe, respectively. In addition, this disease has a reported incidence of 4,000 and 7,500 new patients per year in the United States and Europe, respectively.

In June 2018, the U.S. Food and Drug Administration, or FDA, accepted our previously submitted IND application, which allowed us to commence a multi-center Phase II study to determine the safety and efficacy of IFX-1 in patients with AAV within the U.S. This phase II study will enroll approximately 36 patients in approximately 20 sites in the U.S. The main objective of the study is to evaluate the safety and efficacy of two different dose regimens of IFX-1 in comparison with placebo on top of current standard of care immunosuppressive therapy and standard dose glucocorticoids. In December 2018, we received the approval of an Investigational Medicinal Product Dossier, or IMPD from the European regulatory authorities, allowing us to initiate a second phase II study in AAV within Europe. The randomized, double-blind, placebo-controlled study is planned to enroll approximately 80 patients with AAV at about 60 sites in Europe. The main objective of the study is to evaluate the efficacy and safety of IFX-1 in this patient population. The study will be conducted in two parts. Part 1 will compare IFX-1 plus a reduced dose of glucocorticoids versus a standard dose of glucocorticoids, while part 2 will compare IFX-1 alone versus a standard dose of glucocorticoids. All patients will receive standard of care immunosuppressive therapy (rituximab or cyclophosphamide). The study is expected to initiate in the first quarter of 2019. We plan to seek orphan drug designation for AAV in the United States and Europe once we obtain data from the running clinical Phase II trials in the United States and Europe.

We are also developing IFX-1 for the treatment of PG, a rare neutrophilic dermatosis associated with chronic cutaneous ulcerations. PG usually has a devastating effect on patient’s life due to severe pain and induction of significant movement impairment depending on lesions’ location. The exact prevalence of PG is not yet known, but it is estimated that up to 50,000 patients in the US and Europe are affected by this disease. We plan to seek orphan drug designation for PG in the United States and Europe.

In February 2019, we received approval of a Phase IIa exploratory study from Health Canada which allows us to initiate in Canada an open label study in which we plan to enroll 12 patients with moderate to severe PG. The objectives of this study are to evaluate the safety and efficacy of IFX-1 in this patient population.

We are also developing IFX-1 for the treatment of potential oncological indications in the future. We also intend to develop IFX-1 in various other inflammatory conditions, with a focus on complement-mediated diseases and oncology.

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

In the United States, we estimate that moderate to severe HS has a prevalence of up to 200,000 patients.

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

In order to assess the potential long-lasting effect of IFX-1 treatment as suggested by the 83% HiSCR response at the end of the three months observations period of the initial Phase IIa study, we recently completed an observational study on ten of the 12 clinical subjects. The data revealed that after stopping IFX-1 treatment to the first flare, defined as need for antibiotic treatment upon worsening of HS symptoms, was 209 days (range 54 to 318 days) and that, while being off of medication, 50% of patients had no flares until day 203.

Based on the initial Phase IIa results, we have commenced a larger multi-center, international Phase IIb study to determine the efficacy and safety of IFX-1 in moderate to severe HS patients. The trial is a randomized, double-blind and placebo-controlled multicenter study with five dose groups, including one placebo group. After a placebo-controlled double-blind period of 16 weeks, each patient will receive IFX-1 open label for additional 28 weeks to assess long-term efficacy and safety. The main objective of the study is the evaluation of a dose response signal assessed by the HiSCR score at week 16 as the primary endpoint. Secondary objectives include evaluation of safety and tolerability of IFX-1.

In January 2018, the FDA accepted our clinical study protocol within our previously submitted IND application, which allowed us to start enrollment in February 2018 and in November 2018, enrollment was completed. In total, 179 patients in 38 sites have been randomized into the five dose groups. We anticipate announcement of the topline results of the enrolled study for the second quarter of 2019.

IFX-1 for ANCA-associated Vasculitis

We are also developing IFX-1 for AAV, a rare life threatening autoimmune disease that affects approximately 40,000 and 75,000 patients in the United States and Europe, respectively.

We initiated a Phase II program consisting of two clinical studies.

In June 2018, the FDA accepted our IND application, which allowed us to commence a multi-center Phase II study to determine the safety and efficacy of IFX-1 in patients with AAV. This phase II study will enroll approximately 36 patients in approximately 20 sites in the U.S. The main objective of the study is to evaluate the safety and efficacy of two different dose regimens of IFX-1 in comparison with placebo on top of current standard of care immunosuppressive therapy and standard dose glucocorticoids.

In December 2018, we announced the approval of an IMPD from the European regulatory authorities, allowing us to initiate a second phase II study AAV. The randomized, double-blind, placebo-controlled study is planned to enroll approximately 80 patients with AAV at about 60 sites in Europe. The main objective of the study is to evaluate the efficacy and safety of IFX-1 in this patient population. The study will be conducted in two parts. Part 1 will compare IFX-1 plus a reduced dose of glucocorticoids versus a standard dose of glucocorticoids, while part 2 will compare IFX-1 alone versus a standard dose of glucocorticoids. All patients will receive standard of care immunosuppressive therapy (rituximab or cyclophosphamide). The study is expected to initiate in the first quarter of 2019.

We plan to seek orphan drug designation in the United States and Europe upon data receipt of these two studies.

A recently conducted study of Chemocentryx, Inc.’s avacopan, an antagonist to the C5a receptor, or C5aR, demonstrated a proof of concept for the role of the C5a/C5aR signaling axis in AAV patients, providing evidence that inhibition of the C5a pathway may be beneficial in treatment of the disease. See “ITEM 4.  INFORMATION ON THE COMPANY—B. Business overview—Additional indications for IFX-1—ANCA-associated Vasculitis.”

IFX-1 for the treatment of Pyoderma Gangraenosum

We are also developing IFX-1 for the treatment of PG. PG is a chronic inflammatory form of neutrophilic dermatosis characterized by accumulation of neutrophils in the affected skin areas. The exact pathophysiology is not fully understood, but it is postulated that inflammatory cytokine production as well as neutrophil activation and dysfunction contribute to a sterile inflammation in the skin. PG presents as painful pustule or papule, mainly on the lower extremities which rapidly progress to an extremely painful enlarging ulcer. Associated symptoms include fever, malaise, weight loss and myalgia. PG usually has a devastating effect on a patient’s life due to the severe pain and induction of significant movement impairment depending on lesions’ location. The exact prevalence of PG is not yet known, but it is estimated that up to 50,000 patients in the US and Europe are affected by this disease. We plan to seek orphan drug designation for PG in the United States and Europe.

In February 2019, we reported the approval of a Phase IIa exploratory study from Health Canada which allows us to initiate in Canada an open label study in which we plan to enroll 12 patients with moderate to severe PG. The objectives of this study are to evaluate the safety and efficacy of IFX-1 in this patient population. It is planned to initiate the study in the second quarter of 2019.

IFX-1 for the treatment of oncological diseases

We are also developing IFX-1 for the treatment of oncological diseases and we have made significant progress in the past year to gather new basic science research data.

Our strategy

Our goal is to maintain and further advance our leadership position within the anti-C5a complement space, delivering first-in-class autoimmune and anti-inflammatory therapies to market. To achieve this goal, we are executing on the following strategies:

•
Advance our lead program IFX-1 for HS to commercialization and advance subcutaneous IFX-1 treatment for HS. After a successful Phase IIa study, we have started a larger Phase IIb study in 179 patients to determine the most effective dose regimen for IFX-1 intravenoustreatment of HS. Following the read-out of the Phase IIb trial, we plan to design and discuss with the FDA and EMA a Phase III program that will support a regulatory application for IFX- treatment for HS. In addition, we plan to develop subcutaneous IFX-1 treatment for HS patients in order to offer more convenient administration of IFX-1 for HS patients in the future.

•
Commence Phase II clinical development of IFX-1 for AAV , PG, oncological diseases and other complement-mediated autoimmune and inflammatory diseases. We are developing IFX-1 for the treatment of AAV, and we have initiated a Phase II program consisting of two clinical trials. We plan to seek orphan drug designation for AAV in the United States and Europe. For PG, we plan to conduct an open-label proof-of-concept Phase IIa study in Canada that has recently been approved by Canada Health. In addition, we plan to to study the potential benefit of IFX-1 treatment in oncological diseases and other complement-mediated autoimmune and inflammatory diseases in the future.

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

•
Solidify our leadership position in the anti-C5a space by leveraging the full potential of our proprietary anti-C5a technology and expertise in complement and inflammation. We intend to continue to discover and develop treatments that have the potential to address a broad spectrum of complement-mediated or immune response mediated indications with significant unmet need, either internally or in collaboration with a partner. To accomplish this, we have supplemented our research and development activities with an additional discovery unit in Ann Arbor, Michigan and we are further building out our business development capabilities.

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

We believe that C5a is a key inflammatory mediator driving tissue damage in many inflammatory diseases and thus represents a very meaningful drug target with large therapeutic potential. Therefore, we have conducted substantial research over the last 18 years to generate highly specific antibodies targeting only C5a while leaving MAC formation intact, to deliver an ideal therapeutic approach for this attractive target.

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

C5a quickly interacts with at least two independent receptors—C5aR and C5L2 (sometimes referred to as C5aR2). C5aR and C5L2 serve as a large signaling pool for effects elicited by C5a. C5aR has been well characterized as a signaling receptor that can be strongly upregulated in almost any cell across a variety of disease settings. Although less understood, C5L2 has also been shown to promote inflammation and negatively affect outcomes in various experimental disease settings by promoting the adverse effects elicited by uncontrolled C5a. Importantly, various other complement activation products such as C3a, C3a-desArg, C4a etc. have been shown to bind to C5L2 and elicit effects different from those elicited by C5a. Thus, blocking specifically C5a as achieved by use of IFX-1 will eliminate only C5a mediated effects.

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

Role of C5a in cancer growth and metastatic disease

Different cancer cells have been found to generate their own C5a when cultured in vitro in the absence of any other complement factors or intact complement pathways. This result is possible because cancer cells produce C5, together with enzymes to directly cleave C5, thereby generating functionally active C5a. Recent research suggests that C5a contributes to cancer growth and metastatic disease, with multiple mechanisms proposed in the literature to explain this phenomenon. C5a appears to be associated with the recruitment and activation of myeloid-derived suppressor cells, also referred to as MDSCs, in tumors. Activating MDSCs suppresses the important T-cell-mediated mechanisms that usually inhibit tumor growth. Recently published findings in Cancer Cell in 2018 confirmed this mode of action that has been suggested in earlier published work. It has also been documented that C5a generates a microenvironment favorable for tumor growth by increasing angiogenesis and enhancing the expression of the checkpoint molecule PDL1, as well as other mediators that enable tumor growth. These and other existing data may explain why combined therapy of anti-PD-1 and C5a blockade has been shown to effectively reduce tumor growth and metastasis in a pre-clinical mouse model.

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

•
Limited effect on MAC formation: C5 blocking molecules that inhibit MAC formation in the blood increase the risk of life-threatening infections caused by encapsulated bacteria such as meningococci. Therefore, leaving MAC formation intact may offer a significant advantage in C5a driven diseases.

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

We are currently evaluating IFX-1 in various disease indications. In our lead indication HS, we have successfully completed an open-label Phase IIa study as well as a follow-on observational analysis. For the currently running placebo-controlled, double-blind, multi-center Phase IIb study, we have completed enrollment. We have also successfully completed one placebo-controlled, single-center Phase I study of IFX-1 in healthy volunteers and completed two double-blind, placebo-controlled, multi-center Phase IIa studies in two other acute care indications, early septic organ dysfunction and complex cardiac surgery. In all completed studies, IFX-1 was observed to be well tolerated. The placebo-controlled, multi-center Phase IIa studies in the two acute care indications demonstrated that the occurrence of adverse events was comparable between treatment groups and placebo group. The results of these studies also demonstrated that IFX-1 blocked C5a with high statistical significance (p-values < 0.001) and that MAC formation, as demonstrated by a CH50 assay described below, in the groups treated with IFX-1 was not influenced, with mean CH50 values for treatment groups and control groups within the normal range. To determine whether data is statistically significant, we use a “p-value,” which represents the probability that random chance could explain the results. The FDA utilizes the reported statistical measures when evaluating the results of a clinical trial, including statistical significance as measured by p-value as an evidentiary standard of efficacy, to evaluate the reported evidence of a product candidate’s safety and efficacy. If not otherwise specified, we used a conventional 5% or lower p-value (p < 0.05) to define statistical significance for the clinical trials and studies and data presented in this Annual Report.

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

In addition, we are developing IFX-1 as a therapy for AAV given C5a’s well-established disease promoting role in AAV, as well as in PG, a well characterized neutrophilic dermatosis, in which we also plan to initiate a Phase II clinical development. We plan to advance development of IFX-1 in other disease settings where we believe an anti-C5a antibody could be successfully developed into a marketed therapy.

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

HS typically presents in the second and third decade of a patient’s life and often develops into a life-long debilitating chronic disease. The target patient population for IFX-1 is HS patients displaying a moderate to severe form of the disease. In the United States we estimate that moderate to severe HS has a prevalence of up to 200,000 patients.

In Europe, the number of affected patients is believed to be greater, with higher prevalence and incidence of HS in countries with warmer climates. The diagnosis and treatment is in most countries handled by dermatologists even though patients often first present with early symptoms to primary care physicians or even to emergency departments in order to seek surgical relief of formed abscesses.

The accepted (but not approved) standard of care for HS patients includes topical, oral or intravenous antibiotic treatment, as well as surgery, which often provide only temporary symptomatic relief. In some cases, patients also undergo different types of surgery. HS is recognized as a systemic autoimmune disease, for which there are numerous suggested etiological factors, including genetics. Neutrophils are believed to play a potential disease-promoting role as well as certain cytokines and mediators commonly found in autoimmune diseases such as TNF-alpha, IL-17, IL-1 and others. This rationale is supported by the 2015 approval in the United States and Europe of adalimumab, an anti-TNF-alpha monoclonal antibody, for the treatment of patients with moderate to severe HS (Hurley stage 2 and 3). The Hurley system is a classification system used to characterize the disease from early and easier-to-treat forms of HS in Hurley stage 1 to the chronic and difficult to treat forms in Hurley stages 2 and 3. The system has been used as the basis for clinical trials. Combined results from the two pivotal adalimumab trials, which enrolled a total of 633 patients, showed that approximately 50% of the 316 patients who were treated with adalimumab achieved a response in the HiSCR, while approximately 27% of the 317 patients who received placebo achieved a HiSCR response, in each case at the end of a 12-week treatment period. Patients are considered to be HiSCR responders when they achieve a 50% or higher reduction of the combined abscess and nodule, or AN, count from baseline, but no increase of the abscess or draining fistula count from baseline. The HiSCR is the primary endpoint that was used to support regulatory approval by the FDA and EMA of adalimumab for the treatment of HS patients. Despite having demonstrated clinical benefit, approximately 50% or more of the patients with moderate to severe HS did not respond to adalimumab, thus a high unmet need remains among HS patients.

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

Phase IIb trial to determine efficacy and safety of IFX-1 in patients suffering from moderate to severe Hidradenitis Suppurativa

In January 2018, the FDA accepted our IND application, which allowed us to start enrollment in February 2018 and in November 2018 enrollment was completed with 179 patients at 38 sites randomized into five dose groups.

This Phase IIb study is a large multi-center, international study to determine the efficacy and safety of IFX-1 in moderate to severe HS patients. The trial is a randomized, double-blind and placebo-controlled multicenter study with five dose groups, including one placebo group. After a placebo-controlled double-blind period of 16 weeks, each patient will receive IFX-1 open label for additional 28 weeks to assess long-term efficacy and safety. The main objective of the study is the evaluation of a dose response signal assessed by the HiSCR score at week 16 as the primary endpoint. Secondary objectives include evaluation of safety and tolerability of IFX-1. Additional efficacy parameters include HiSCR at week 12, several other clinical parameters (e.g., modified Sartorius score, HS-PGA, erythema), as well as assessment of patient-reported outcome parameters, like Dermatology Life Quality Index, or DLQI, pain measurements, and others). Pharmacokinetic and pharmacodynamic parameters will also be evaluated. As the patients are treated for 44 weeks in the study, data on long term efficacy (e.g., durability, number of flare-ups) and long-term safety will be obtained.

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

We recently completed an observational study on ten of the 12 clinical subjects. The data revealed that the median time to the first flare, as defined as need for antibiotic treatment upon worsening of HS symptoms, after stopping IFX-1 treatment was 209 days (range 54 to 318 days) and that, while being off medication, 50% of patients had no flares until day 203. These data are noteworthy because they indicate that IFX-1 treatment may offer a durable effect on clinical improvement even after short term exposure.

Additional indication for IFX-1—ANCA-associated Vasculitis

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

Avacopan is an antagonist to C5aR currently in Phase III clinical development for AAV patients by Chemocentryx. A completed Phase II trial for avacopan was designed to assess whether high dose chronic steroids used as the standard for induction of remission in severe AAV flares could be reduced or eliminated, without compromising efficacy, by replacement with avacopan. The trial met its primary clinical endpoint, which was based on the Birmingham Vasculitis Score 3, or BVAS 3, a useful tool in assessing and monitoring disease activity as well as response to treatment, at week 12 in patients receiving avacopan treatment, compared to the response of patients receiving the standard of care treatment. In the trial, one treatment group that received avacopan together with a low dose of steroid (one-third of the dose used in the standard of care group) demonstrated a BVAS 3 response of 86% at week 12, compared to 75% for the standard of care. A separate treatment group received avacopan in the absence of any steroid, and the BVAS 3 response was 81% (p = 0.02 for non-inferiority). The standard of care group included a placebo for avacopan. The primary endpoint was prospectively defined as a decrease from baseline of at least 50% in BVAS 3 plus no worsening in any body system. The trial also met several secondary endpoints, including that avacopan exhibited a more rapid onset of improvement over standard of care treatment. Given that all treatment groups receiving avacopan in the trial demonstrated a statistically significant (p = 0.005) non-inferior clinical efficacy outcome when compared to the standard of care, we believe the trial demonstrates proof of concept for the role of the C5a/C5aR signaling axis in AAV patients.

We are encouraged by the published outcome data for avacopan, which provide evidence in patients that inhibition of the C5a/C5aR signaling axis may provide benefit to AAV patients.

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

We conducted a pre-IND meeting for IFX-1 therapy in AAV patients in February 2018 and, based on this, we have initiated a US clinical phase II study with IFX-1 in AAV patients primarily investigating safety and tolerability of IFX-1 in AAV patients as well as exploring efficacy of IFX-1 when added to standard of care therapy. In addition, we have initiated a second phase II study with IFX-1 in AAV patients outside the US focusing on safety as well as on investigating the potential to reduce and avoid high dose glucocorticoid treatment during the induction phase of acute AAV. Part of the development strategy will also be submission of an orphan drug application to the FDA and EMA once first data are available.

Additional indication for IFX-1 – Pyoderma Gangraenosum

We are also developing IFX-1 for the treatment of PG. PG is a chronic inflammatory form of neutrophilic dermatosis characterized by accumulation of neutrophils in the affected skin areas. The exact pathophysiology is not fully understood, but it is postulated that inflammatory cytokine production as well as neutrophilic activation and dysfunction may cause a sterile inflammation in the skin. PG presents as painful pustule or papule, mainly on the lower extremities, which rapidly progress to an extremely painful enlarging ulcer. Associated symptoms include fever, malaise, weight loss and myalgia. PG usually has a devastating effect on a patient’s life due to the severe pain and induction of significant movement impairment depending on lesions’ location. The exact prevalence of PG is not yet known, but it is estimated that up to 50,000 patients in the US and Europe are affected by this disease. We plan to seek orphan drug designation for PG in the United States and Europe once first data are available on the potential benefit of IFX-1 in this indication.

In PG neutrophils appear to have an impact on the disease, thus, we believe that the treatment of PG with IFX-1 would have potential advantages since it targets a key inflammatory-causing protein that binds to these cells.

In February 2019, we received the approval of a Phase IIa exploratory study from Health Canada and we are in the process of initiating the study, which will be an open label trial with 12 patients with moderate to severe PG. The objectives of this study are to evaluate the safety and efficacy of IFX-1 in this patient population.

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

Intellectual property

We aim to protect our product candidates and other commercially important proprietary anti-C5a technology by seeking and maintaining U.S. and foreign patents that are intended to cover our product candidates and compositions, and their methods of use, the methods used to manufacture them, the related therapeutic targets and associated methods of treatment and any other inventions that are commercially important to our business. We also rely on trade secrets and know-how and other intellectual property rights to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Our success will depend significantly on our ability to obtain and maintain such patent and other proprietary protection, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate our business without infringing, misappropriating or otherwise violating any patents or other intellectual property or proprietary rights of third parties. See the section titled “Risk factors—Risks related to intellectual property” for additional information.

As of December 31, 2018, we owned three issued U.S. patents, five pending U.S. non-provisional patent applications, 14 issued foreign patents, one Eurasian Patent validated in 9 countries, as well as one European patent validated in 37 countries, 32 pending foreign patent applications and two pending applications filed under the Patent Cooperation Treaty (PCT). These patents include claims relating to C5a inhibitors and associated methods of use.

Our patent portfolio relating to IFX-1 and IFX-2, as of December 31, 2018, is summarized below.

As of December 31, 2018, we owned three issued U.S. patents and one pending U.S. non-provisional patent application covering the composition of matter of antibodies that block C5a and their use in blocking C5a-induced biological effects in patients with diseases that involve acute or chronic inflammation, which would include in their scope HS and AAV. In addition, we owned 12 issued foreign patents, ten pending foreign patent applications, one Eurasian Patent validated in nine countries, as well as one European patent validated in 37 countries covering the composition of matter of antibodies that block C5a and their use in the treatment of various diseases that involve acute or chronic inflammation, which would include in their scope HS and AAV, and, depending on the jurisdiction of the applicable patent, specifically cover the use of such antibodies in treating diseases such as ischemia and reperfusion related injuries, acute lung injury and pneumonia.

The issued U.S. and foreign patents are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending U.S. and foreign patent applications would be expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2018, we owned two pending U.S. non-provisional patent application and 16 pending foreign patent applications covering the use of certain binding moieties, such as antibodies, that inhibit C5a for the treatment of viral pneumonia. If granted, the pending U.S. and foreign patent applications would be expected to expire in 2035, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2018, we owned two pending U.S. non-provisional patent applications, 7 pending foreign patent applications, on pending European patent application and two pending applications under the PCT covering the use of an inhibitor of C5a activity, for example, IFX-1, for treating HS and other cutaneous, neutrophilic inflammatory diseases. We plan to file additional European and foreign patent applications on the basis of the two pending applications under the PCT which, if granted, would be expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

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

The only approved product to treat HS in the United States and Europe is adalimumab (Humira), an inhibitor of TNF-alpha. Humira is marketed by AbbVie, a global pharmaceutical company. We are not aware of any C5 or C5a inhibitors under development for the treatment of HS. However, a number of additional companies are developing product candidates to treat HS with varying mechanisms of action. These companies include XBiotech Inc., Novartis AG, UCB Pharma GmbH, Janssen Research and Deveopment LLC, Incyte Corporation and Chemocentryx Inc.

XBiotech has recently completed a multicenter, open-label Phase II clinical trial for a subcutaneously administered bermekimab, a monoclonal antibody targeting interleukin-1 alpha, in HS and initial public announcements of the company indicated improvement with HiSCR responder rates at week 12 for both, naïve and adalimumab non-responder patients. An earlier single-center placebo-controlled trial involving ten placebo and ten verum patients who previously failed to respond to adalimumab with the same compound as intravenous formulation demonstrated significant improvement in the treatment arm as well. In 2016, Novartis completed a Phase II clinical trial for CJM112, a monoclonal antibody targeting interleukin-17 alpha, in moderate to severe HS patients with a limited amount of data only recently presented within a conference poster presentation suggesting certain benefits. Novartis has recently announced to start a large Phase III clinical development program involving the marketed anti-IL17A monoclonal antibody secukinumab to be studied in two phase III trials involving combined over 900 patients. This compound has not recently been studied by Novartis in HS before, but 2 smaller investigator-initiated trials have recently been completed as detailed in the paragraph below. In addition, UCB Pharma has recently initiated a Phase II clinical trial in moderate to severe HS patients for Bimekizumab, a monoclonal antibody blocking interleukin-17AF. Janssen Research and Development has initiated a Phase II study with guselkumab, a monoclonal antibody targeting IL-23. Chemocentryx, Inc. has recently announced their plans to initiate clinical development in HS with CCX168, a C5aR inhibitor. Incyte Corporation has recently initiated a Phase II clinical trial in HS patients for INCB 54707.

Additionally, a number of investigator-initiated trials have been conducted or are in progress in HS:

•
An open-label single center trial in the US enrolling 18 out of originally planned 21 patients with moderate to severe HS has recently been concluded with Secukinumab, a monoclonal antibody blocking interleukin-17A and initial conference reports suggested improvement of the HiSCR at last observation carried forward.

•
Another open-label trial with Secukinumab enrolling 17 HS patients at a center in France has recently been conducted and reported first results during the European HS foundation meeting in February 2019, suggesting that 13 patients showed a HiSCR response at 4 months of treatment. In this study, two patients developed Crohn´s disease on months four of treatment which remained active after immediate treatment stop throughout the 14 months trial period. Induction of Crohn´s disease is a known side effect of secukinumab and Crohn´s disease has been reported to be associated with HS disease.

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

We are not aware of any C5 or C5a inhibitors under development for the treatment of AAV. However, Chemocentryx, Inc. is developing avacopan, a C5aR inhibitor, in AAV. Though it acts through a different mechanism of action than IFX-1, avacopan has demonstrated the potential to induce remission in AAV patients and is currently undergoing Phase III clinical trial development. In an ongoing investigator-initiated trial, Abatacept, a selective T-cell costimulation modulator from Bristol-Meyers Squibb, is being investigated for efficacy to achieve sustained corticosteroid-free remission in a subset of AAV patients with severe GPA. Abatacept is approved in the United States for treatment moderate to severe rheumatoid arthritis. In a large investigator-initiated clinical trial, the efficacy of a plasma exchange procedure has recently been tested in conjunction with corticosteroid treatment with respect to its impact on all-cause mortality and end-stage renal disease but did not reveal an outcome benefit for this treatment.

If approved for the treatment of PG, IFX-1 would potentially face competition from currently used therapies, such as glucocorticoids, cyclosporin or other immunosuppressive therapies. We are not aware of any C5 or C5a or C5aR inhibitor being under development for the treatment of PG. We are also not aware of any other company currently developing a drug in PG for the US or European market.

More generally, in the terminal complement space, there is currently one approved drug, Eculizumab, marketed by Alexion Pharmaceuticals, Inc. for the treatment of PNH and typical hemolytic uremic syndrome, or aHUS. However, there are several other companies developing C5 inhibitors for other indications, including Hoffmanm-La Roche AG together in collaborations with Chugai Pharmaceutical Co., Ltd, Ra Pharmaceuticals, Inc., Akari Therapeutics Plc, Ophthotech Corporation, Alnylam Pharmaceuticals, Inc., Regeneron Pharmaceuticals, Inc. and Novartis. In addition, Alexion is known to have had a C5a inhibitor under development for graft versus host disease. Clinical stage companies focusing on the inhibition of the C5a receptor C5aR include Chemocentryx as mentioned above, with its product candidate CCX168, as well as Innate Pharma S.A., with the in-licensed antibody IPH5401, which is currently being developed in collaboration with Astra Zeneca within the oncology field. In addition, there are clinical stage companies targeting complement inhibition upstream from C5, such as C3, factor D and components of the lectin pathway. These approaches will likely also result in a lowering of C5a generation in blood. Companies in this area include Apellis Pharmaceuticals, Inc., Achillion Pharmaceuticals, Inc. and Omeros Corporation. Furthermore, there are numerous additional companies developing pre-clinical drug candidates which target terminal complement factors and their receptors.

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

Our headquarters are in Jena, Germany, where we occupy approximately 7,300 square feet of office and laboratory space under an extendable lease that expires in December 2019. In addition, we occupy approximately 5,900 square feet of office space in Munich, Germany under a lease that expires in July 2021 respectively June 2022. Furthermore, we have leased office and laboratory space in Ann Arbor, United States under an extendable lease that expires in April 2021. Our rented office space in New York, United States, may be terminated on short notice.

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

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “ITEM 3.  KEY INFORMATION—D.Risk factors” and “Forward-Looking Statements.”

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

We are developing IFX-1 for the treatment of HS, a chronic debilitating systemic inflammatory skin disease, for which we have completed enrollment of a Phase IIb clinical trial in the fourth quarter of 2018. Beyond HS, we intend to develop IFX-1 and other proprietary antibodies to address a wide array of complement-mediated diseases with significant unmet needs, including AAV, a rare, life-threatening autoimmune disease, PG, a rare inflammatory skin disease and potentially other indications and diseases.

Since our inception in December 2007, we have devoted substantially all of our resources to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, IFX-1. To date, we have not generated any product revenue and have financed our operations primarily through public offerings, the private placement of our securities and other income from various grants. As of December 31, 2018, we had raised an aggregate of approximately €206.9 million, comprised of €49.2 million in net proceeds from a follow-on public offering in May 2018, €81.8 million in net proceeds from our initial public offering, €74.0 million in gross proceeds from private placements of our securities and €1.4 million in payments in connection with various grants. As of December 31, 2018, we had cash and cash equivalents of €55.4 million and €101.0 million in marketable securities.

As of December 31, 2018, we had an accumulated deficit of €81.1 million. We have incurred significant net operating losses in every year since our inception and expect to continue to incur increasing net operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly if, and as we

•	progress to Phase III clinical trial of IFX-1 in HS;

•	continue to advance our lead product candidate, IFX-1, through additional clinical development, including by conducting a Phase II clinical trial program of IFX-1 in AAV and PG;

•	initiate and continue our current research programs and development activities, including development of IFX-2;

•	seek to identify additional research programs and additional product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as clinical quality control and scientific personnel; and

•	incur additional costs associated with operating as a public company, including expanding our operational, finance and management teams.

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

Other income

We have historically earned other income through several grants from the German government, the European Union and other educational institutions on behalf of the German government, primarily with respect to research and development activities related to the development of IFX-1 and IFX-2. These grants generally provide for reimbursement of approved costs incurred as defined in the respective grants. Income in respect of grants also includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured. We recognized €0.1 million of other income from grants in 2017 and €0.2 million in 2018 respectively.

Research and development expenses

Research and development expenses have consisted principally of:

•
expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization; and

•	professional fees for lawyers related to the protection and maintenance of our intellectual property.

We expect that our total research and development expenses in 2019 will continue to increase significantly compared to our expenses in 2017 and 2018. Such increased research and development expenses primarily relate to the following key programs:

•
IFX-1. In 2017, we completed enrollment and dosing in our Phase IIa clinical trial of IFX-1 in patients with HS. In the fourth quarter of 2018, we completed enrollment of our Phase IIb clinical trial of IFX-1 in patients with HS. We expect our expenses associated with IFX-1 will further increase as we prepare to commence a Phase III clinical trial of IFX-1 in patients with HS, conduct our Phase II clinical program of IFX-1 in patients with AAV and prepare to commence a Phase II clinical trial program in patients with PG. We anticipate that our research and development expenses will increase substantially in connection with the commencement of these and any additional clinical trials. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and investigating commercial scale production options.

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

In 2017 and 2018, we incurred €14.4 million and €25.0 million of research and development expense, respectively. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and potential enrollment. Research and development expenses are expected to increase as we advance the clinical development of IFX-1 and IFX-2 and further advance the research and development of our preclinical product candidates.

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

We expect that our general and administrative expenses will increase in the future as our business expands and we incur additional costs associated with operating as a public company. These public company-related costs relate primarily to additional personnel, additional legal fees, audit fees, directors’ and officers’ liability insurance premiums and costs associated with investor relations.

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

In preparing our financial statements, the critical judgments made by management in applying our accounting policies involves the accounting estimates identified in note ‘2. Risk – (a) Critical estimates and judgements’ to our consolidated financial statements included elsewhere in this Annual Report.

New standards and interpretations not yet adopted

The standards, amendments to standards and interpretations that are effective for annual periods beginning after December 31, 2018, and have not been applied in preparing these consolidated financial statements are disclosed in note ‘4. Other information – (g) Summary of significant accounting policies – 3. New standards and interpretations not yet adopted’ to our consolidated financial statements included elsewhere in this Annual Report.

Results of operations

The numbers below have been derived from our consolidated financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2017 and 2018

	Year ended December 31,
	2017	2018	Change
	(in thousands of €)
Other income and expenses (net)	108	299	191
Research and development expenses	(14,415)	(25,028)	(10,613)
General and administrative expenses	(5,138)	(12,787)	(7,649)
Loss before interest and income taxes	(19,445)	(37,516)	(18,071)
Net financial result	(4,793)	7,702	12,495
Loss before tax	(24,238)	(29,815)	(5,577)
Income tax expense	—	—	—
Loss for the period	(24,238)	(29,815)	(5,577)
Exchange differences on translating foreign operations	0	51	51
Total comprehensive loss	(24,238)	(29,764)	(5,526)

Other income and expenses (net)

Other income and expenses (net) increased by €0.2 million in the year ended December 31, 2018 compared to the year ended December 31, 2017. This increase is attributable to a €0.2 million increase in government grants.

Research and development expenses

	Year ended December 31,
	2017	2018	Change
	(in thousands of €)
Third party expenses	8,856	15,909	7,053
Personnel expenses	4,681	8,037	3,356
Other expenses	878	1,082	204
Total	14,415	25,028	10,613

Research and development expenses increased by €10.6 million in the year ended December 31, 2018 compared to the year ended December 31, 2017. This increase is primarily attributable to a €7.1 million increase in CRO and CMO costs related to IFX-1 in connection with preparation to commence the clinical trial Phase IIb in patients with HS, the Phase II clinical program in patients with AAV as well as with the ongoing manufacturing activities for clinical trial related material for these clinical trials with IFX-1. In addition there was a €3.4 million increase in employee-related costs associated with salaries, bonus, benefits and non-cash share-based compensation.

General and administrative expenses

	Year ended December 31,
	2017	2018	Change
	(in thousands of €)
General and administrative expense:
Personnel expenses	2,948	9,147	6,199
Legal, consulting and audit fees	1,478	2,020	542
Other expenses	712	1,619	907
Total	5,138	12,787	7,649

General and administrative expenses increased by €7.7 million to €12.8 million for the year ended December 31, 2018, from €5.1 million for the year ended December 31, 2017. This increase is primarily attributable to a €6.2 million increase in employee-related costs associated with salaries, bonus, benefits and non-cash share-based compensation. Employee-related cost increased primarily because of higher share-based compensation expense as well as the hiring of more employees. Legal, consulting and audit fees and other expenses increased by €0.5 million to €2.0 million for the year ended December 31, 2018, from €1.5 million for the year ended December 31, 2017, which increase is mainly attributable to operating expenses incurred in connection with the follow on offering of shares on NASDAQ in May 2018. In contrast to our initial public offering in 2017 we could not off-set all transaction costs against equity in May 2018, as nearly half of the expenses related to a secondary placement of shares (see ‘ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS - E. Use of Proceeds’).

Finance costs-net

	Year ended December 31,
	2017	2018	Change
	(in thousands of €)
Foreign exchange gain	0	8,250	8,250
Interest and other income	130	2,183	2,053
Total finance costs	130	10,433	10,303
Foreign exchange loss	(2,358)	(2,624)	(266)
Other finance costs	(2,564)	(107)	2,457
Total finance costs	(4,923)	(2,731)	2,192
Net financial result	(4,793)	7,702	12,495

Net financial result increased by €12.5 million to €7.7 million for the year ended December 31, 2018, from €(4.8) million for the year ended December 31, 2017. This increase is mainly attributable to (a) foreign exchange gains, which increased by €8.3 million and (b) interest on marketable securities, which increased by €2.1 million. Foreign exchange income and expense is mainly derived from the translation of our U.S. dollar dominated cash, cash equivalents and marketable securities. These amounts are translated into euros at the exchange rates prevailing on the reporting date. Any resulting translation diﬀerences are recognized in proﬁt and loss.

Comparison of the years ended December 31, 2016 and 2017

	Year ended December 31,
	2016	2017	Change
	(in thousands of €)
Other income and expenses (net)	231	108	(123)
Research and development expenses	(5,278)	(14,415)	(9,137)
General and administrative expenses	(1,844)	(5,138)	(3,294)
Loss before interest and income taxes	(6,891)	(19,445)	(12,554)
Net financial result	(2,048)	(4,793)	(2,745)
Loss before tax	(8,939)	(24,238)	(15,299)
Income tax expense	—	—	—
Loss for the period	(8,939)	(24,238)	(15,299)
Exchange differences on translating foreign operations	1	-	(1)
Total comprehensive loss	(8,938)	(24,238)	(15,300)

Other income and expenses (net)

Other income and expenses (net) increased by €0.1 million in the year ended December 31, 2017 compared to the year ended December 31, 2016. This decrease was primarily attributable to a €0.1 million increase in government grants.

Research and development expenses

	Year ended December 31,
	2016	2017	Change
	(in thousands of €)
Third party expenses	3,757	8,856	5,099
Personnel expenses	1,293	4,681	3,388
Other	228	878	650
Total	5,278	14,415	9,137

We use our employee and infrastructure resources across multiple research and development programs directed toward developing IFX-1 and IFX-2. We manage certain activities such as contract research and manufacturing of IFX-1 and our discovery programs through our third-party vendors. We did not track the costs of these activities on a program-by-program basis until 2017.

Research and development expenses increased by €9.1 million in the year ended December 31, 2017 compared to the year ended December 31, 2016. This increase was primarily attributable to a €5.1 million increase in CRO and CMO expenses for IFX-1 in connection with the preparation to commence the clinical trial Phase IIb in patients with HS and the Phase II in patients with AAV as well as with the ongoing manufacturing activities for clinical trial material for these clinical trials with IFX-1 and to a €3.4 million increase in employee-related costs associated with salaries, bonus, benefits and non-cash share-based compensation, which was primarily attributable the effect of accelerated vesting of our equity awards outstanding upon our IPO and partially attributable to grants under our current equity incentive plans.

General and administrative expenses

	Year ended December 31,
	2016	2017	Change
	(in thousands of €)

General and administrative expense:
Personnel expenses	1,134	2,948	1,814
Legal, consulting and audit fees	394	1,478	1,088
Other	316	712	392
Total	1,844	5,138	3,294

General and administrative expenses increased by €3.3 million to €5.1 million for the year ended December 31, 2017, from €1.8 million for the year ended December 31, 2016. This increase was primarily attributable to a €1.8 million increase in employee-related costs associated with salaries, bonus, benefits and non-cash share-based compensation, which was primarily attributable the effect of accelerated vesting of our equity awards outstanding upon our IPO and partially attributable to grants under our current equity incentive plans. Legal, consulting and audit fees and other expenses increased by €1.5 million to €2.2 million for the year ended December 31, 2017, from €0.7 million for the year ended December 31, 2016. This increase was mainly attributable to operating expenses incurred in connection with the IPO and our NASDAQ listing.

Finance costs-net

Net financial result increased by €2.7 million to €4.8 million for the year ended December 31, 2017, from €2.0 million for the year ended December 31, 2016. This increase was mainly attributable to (a) interest expense on our outstanding preferred shares issued in the Series C financing, which increased by €0.4 million to €2.2 million for the year ended December 31, 2017, from €1.8 million for the year ended December 31, 2016, and (b) unrealized foreign exchange losses, which increased by €2.4 million to €2.4 million for the year ended December 31, 2017, recognized on the net proceeds received from our initial public offering.

B.	Liquidity and capital resources

Since inception, we have incurred significant operating losses. For the years ended December 31, 2017 and 2018, we incurred net losses of €24.2 million and €29.8 million, respectively. To date, we have financed our operations primarily through the sale of our securities including in our initial public offering and secondary placement of shares. As of December 31, 2018, we had cash and cash equivalents of €55.4 million, plus marketable securities with € 101.0 million.

Our cash and cash equivalents primarily consist of bank deposit accounts and money market investment funds. Our marketable securities consist of quoted debt securities. Our banks, the issuer of the money-market funds and other securities are graded in the top investment category (A- to AAA) by credit rating agencies as S&P Global.

Cash flows

Comparison of the years ended December 31, 2017 and 2018

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2017 and 2018:

	Year ended December 31,
	2017	2018
	(in thousands of €)
Net cash used in operating activities	(12,152)	(23,712)
Net cash used in investing activities	(167)	(99,451)
Net cash from financing activities	108,801	49,642
Cash and cash equivalents at the beginning of the period	29,117	123,282
Exchange gains on cash and cash equivalents	(2,317)	5,626
Cash and cash equivalents at the end of the period	123,282	55,386

Net cash used in operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased from €12.2 million in the year ended December 31, 2017 to €23.7 million in the year ended December 31, 2018, mainly due to the increase of research and development expenditures and higher personnel costs, excluding stock-based compensation.

Net cash used in investing activities

Net cash used for investing activities increased by €99.3 million in the year ended December 31, 2018 mainly due to investments in marketable securities.

Net cash provided by financing activities

Net cash generated from financing activities relates primarily to the cash received from our initial public offering in November 2017 and our secondary placement of shares in May 2018.

Comparison of the years ended December 31, 2016 and 2017

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2016 and 2017:

	Year ended December 31,
	2016	2017
	(in thousands of €)
Net cash used in operating activities	(4,992)	(12,152)
Net cash used in investing activities	(53)	(167)
Net cash from financing activities	30,860	108,801
Cash and cash equivalents at the beginning of the period	3,302	29,117
Exchange gains on cash and cash equivalents	1	(2,317)
Cash and cash equivalents at the end of the period	29,117	123,282

Net cash used in operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased from €5.0 million in the year ended December 31, 2016 to €12.2 million in the year ended December 31, 2017, mainly due to the increase of research and development expenditures and higher personnel costs, excluding stock based compensation.

Net cash used in investing activities

Net cash used for investing activities increased by €0.1 million in the year ended December 31, 2017 due to investments in software and office equipment.

Net cash provided by financing activities

Net cash generated from financing activities increased by €77.9 million to €108.8 million in the year ended December 31, 2017, compared to €30.9 million in the year ended December 31, 2016 because of the cash contributions received from the sale of Series C and Series D preferred shares and to our initial public offering.

Funding requirements

We expect our expenses to increase in connection with our ongoing activities. In particular, we plan to conduct Phase III clinical trial of IFX-1 in patients with HS and Phase II clinical trials in AAV and PG. We also want to continue preclinical development of IFX-1 subcutaneous formulation, IFX-2. We plan to initiate new research and preclinical development efforts and we may seek marketing approval for any product candidates that we successfully develop and where we receive approval for. If our ongoing Phase IIb trial of HS is successful, we plan to commence a Phase III program of IFX-1 in HS and currently anticipate that the cost of such program could be in the range of €40 to €50 million. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months.

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

As of the date of this Annual Report, we did not have any off-balance sheet arrangements other than operating leases and third party contracts with Contract Research Organizations (“CROs”) as described under “ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS—F. Tabular disclosure of contractual obligations—Contractual obligations and commitments.”

F.	Tabular disclosure of contractual obligations

Contractual obligations and commitments

The table below sets forth our contractual obligations as of December 31, 2018.

	Payments due by Period
	Total	Less than 1 year	Between 1 and 3 Years	Between 3 and 5 Years	More than 5 years
	(in thousands of €)
Contractual CRO commitments and other contractual obligations under non-cancellable operating contracts or services:	29,307	19,624	9,648	36	0
Contractual lease obligations	575	283	292	0	0
Total	29,883	19,907	9,940	36	0

Operating lease obligations

Operating lease obligations mainly consist of payments pursuant to non-cancellable operating lease agreements relating to our leases of office space. The lease term of our premises in Jena, Germany expires in December 2019. The lease term of our premises in Munich, Germany expires in July 2021 and June 2022. The lease term of our premises in Ann Arbor, United States expires in April 2021. The lease term of our premises in New York, United States expires three months after notice by the lessor or the Company.

Contingencies

We enter into contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services. Not all of these contracts are included in the table above as they provide for termination on notice, and therefore are cancelable contracts and do not include any minimum purchase commitments.

G.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of directors

The following table presents information about our board of directors, senior management and key employees as of the date of this Annual Report.

Name	Position	Age	Initial year of appointment at InflaRx GmbH or InflaRx N.V. (as applicable)***
Anthony Gibney	Non-Executive Director	48	2018
Arnd Christ	Chief Financial Officer	52	2015
Jason Marks	Chief Legal Officer	43	2019
Jens Holstein*	Non-Executive Director	55	2018
Katrin Uschmann	Non-Executive Director	54	2007
Lina Ma	Non-Executive Director	41	2016
Maria Habel	Head of Preclinical Research and Development	36	2008
Mark Kubler	Non-Executive Director	43	2015
Nicolas Fulpius	Non-Executive Director and Chairman of the Board	45	2007
Niels Riedemann	Executive Director and Chief Executive Officer	47	2007
Othmar Zenker	Chief Medical Officer	56	2013
Renfeng Guo	Executive Director and Chief Scientific Officer	49	2007
Richard Brudnick**	Non-Voting Observer	63	2019

*      Mr. Holstein was appointed to our board of directors on September 21, 2018
**    Since February 14, 2019, Mr. Brudnick served as a non-voting observer. The appointment as a Non-Executive Director of the Board is subject to the approval at the Annual General Meeting of Shareholders in May 2019.
***  The Executive Directors’ and Chairman’s terms will expire in 2021, and the Non-Executive Directors’ terms will expire in 2020.

Unless otherwise indicated, the current business address for our directors, senior management and key employees is InflaRx N.V., Winzerlaer Strasse 2, 07745 Jena, Germany.

The following is a brief summary of the business experience of our directors, senior management and key employees. Each director’s tenure reflects such director’s tenure on InflaRx GmbH’s board.

Non-executive directors

Nicolas Fulpius, Chairman. Mr. Fulpius is one of our co-founders and has served as a director and chairman of our Board since 2007. He has served as Chief Digital Officer for Swisscom Cloud Lab and for Swisscom Schweiz AG since 2015 and is member of the Venture Investment Committee of the Swisscom Venture Funds. Previously he was Chief Executive Officer and Shareholder of Veltigroup SA from 2010 to 2015. Prior to that role, he was a partner and shareholder in Affentrager Associates from 2006 to 2010, Investment Director and shareholder in Ultreia Capital from 2002 to 2006 and an Investment Manager at Lombard Odier from 1998 to 2002 for the Immunology Fund. He has served as chairman of the board of Idros S.A. and Baszanger SA since 2016 and as a member of the boards of Anaroll Holding S.A. since 2014, BRS Immobilier S.A. since 2013, Affentrager Associates AG since 2006 and CIMA Corporate Investment Management Affentrager Holding AG since 2006. He previously served on the boards of Swisscom Digital Technology S.A., Akenes S.A., Skwich Holding S.A., Veltigroup S.A., LANexpert S.A., insentia S.A., ITS Information Technologie Services S.A., epyx S.A. and Veltigroup Consulting S.A., among others. He holds an M.S. in Management Science and Engineering from Stanford University and the Swiss equivalent of an MBA from St. Gall University.

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

Mark Kubler. Mr. Kubler has served as a director on our board since 2015. Mr. Kubler has been a partner with the GIG Ltd., a venture capital advisory firm with offices in Switzerland and Malta, since 2012. He previously served on the boards of WWM AG and Jobydu AG, each based in Switzerland. Mr. Kubler was a managing director and corporate secretary of a private equity holding company from 2003 to 2010. Before 2003, he held various roles in international investment banks and boutiques. Mr. Kubler has a master’s degree in business and economics, as well as a master’s degree in law from the University of St. Gallen, in Switzerland.

Lina Ma. Ms. Ma has been a director on our board since September 2016. Ms. Ma has been the Vice President and Secretary of the board of Staidson (Beijing) BioPharmaceuticals Co., Ltd. since June 2012 and a director since September 2018, the chairman of the board of Beijing Defengrei Biotechnology Co. Ltd since September 2015, the Company Secretary of Staidson BioPharma Inc., in California, since 2013 and the Chief Executive Officer of Staidson Hong Kong Investment Company Limited, in Hong Kong, since 2015. In previous roles, she has served as the General Manager and Securities Affair Representative of Staidson (Beijing) BioPharmaceuticals Co., Ltd. from 2009 to 2012, in JOINN Laboratories (Beijing) from 2002 to 2009, and in the China Medical Association Telemedicine Consultation Center from 2000 to 2001. Ms. Ma holds a bachelor’s degree from Hunan Medical University in China and an MBA from HKU SPACE Community College.

Anthony Gibney. Mr. Gibney was appointed to our board as a director on February 6, 2018. Since August 2018, Mr. Gibney has been the Executive Vice President and Chief Business Officer at Achillion Pharmaceuticals, Inc. Mr. Gibney served as a Managing Director at Leerink Partners LLC in New York from 2009 to 2017, where he was a senior leader of Leerink’s biopharmaceutical investment banking franchise. Prior to joining Leerink, Mr. Gibney led the East Coast biotechnology investment banking origination effort at Merrill Lynch, Pierce, Fenner and Smith Incorporated from 1999 to 2009. Mr. Gibney graduated with distinction from Yale University in 1993 with a B.A. in history and economics.

Jens Holstein. Mr. Holstein was appointed to our board as a director on September 21, 2018. Mr. Holstein currently serves as Chief Financial Officer of MorphoSys AG, a dual-listed (Frankfurt and Nasdaq) drug development company. He joined MorphoSys in 2011 from Fresenius Kabi AG, a global healthcare company, where he most recently served as Regional Chief Financial Office (CFO) for the region EME (Europe/Middle East) and as Managing Director of Fresenius Kabi Deutschland GmbH. Over the last almost 16 years at Fresenius he had held a variety of financial and general management positions. From 2006 to 2010, he was Regional Chief Financial Officer of Fresenius Kabi Asia Pacific Ltd., based in Hong Kong. Prior to this appointment, Mr. Holstein was Managing Director of Fresenius ProServe GmbH and Chief Financial Officer and Labor Director of the company's subsidiary Wittgensteiner Kliniken AG. Earlier positions within Fresenius included General Manager of hospitalia care GmbH, Commercial Manager of the Projects & Service business unit of Fresenius AG and Commercial Manager of hospitalia international GmbH. Prior to joining Fresenius, Mr. Holstein spent several years in the consulting industry, with positions in Frankfurt and London. Mr. Holstein graduated from University of Muenster with a diploma in Business Administration.

Richard Brudnick. Mr. Brudnick attends the board meetings as a non-voting observer starting February 14, 2019. The appointment of Mr. Brudnick as a Non-Executive Director of the Board is subject to the approval at the Annual General Meeting of Shareholders in May 2019. Mr. Brudnick currently serves as Chief Business Officer and Head of Strategy for Codiak BioSciences, a leader in the field of exosome therapeutics since June 2018. Prior to joining Codiak, Mr. Brudnick was Executive Vice President of Business Development and Alliance Management at Bioverativ, Inc., a company he helped found in 2016. Mr. Brudnick graduated from Massachusetts Institute of Technology with a SB and he also graduated from the Sloan School of Management with an MBA.

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

Renfeng Guo, Chief Scientific Officer. Professor Guo is one of our co-founders and has served as our Chief Scientific Officer since 2007. Prior to joining us, he served as a faculty member of the University of Michigan since 2001, where he holds a position as Adjunct Research Associate Professor. He holds an Adjunct Professorship at the Beijing Institute of Microbiology and Epidemiology, since 2008. Professor Guo received his medical degree from Norman Bethune Medical School in China and he did his post-doctoral training in immunology at University of Michigan.

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

Jason Marks, Chief Legal Officer. Mr. Marks has served as Chief Legal Officer & General Counsel, and as corporate secretary, since January 2019. He has extensive global experience in legal and compliance for large multi-national companies in life sciences, working both in the United States and Europe. Prior to joining InflaRx, he was Senior Vice President, Head of Legal Branded Rx (Salix) and Global Litigation & Government Investigations, Bausch Health Companies, Inc. where he was brought in to manage some of the highest-profile matters in the industry. In this role, Mr. Marks and his team, provided support from development to launch and commercialization, including multiple commercial launches. He created and led the company’s Legal Operations and Enterprise Risk Management functions. Mr. Marks has also held roles of increasing responsibility at Alcon, (a Novartis Company), where he was Head Legal, North America and Global Litigation and Government Investigations, and at Stryker Corporation. He has a J.D., with honors, from the George Washington University School of Law and an A.B. from The University of Chicago.

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

Maria Habel, Head of Research and Development. Dr. Habel joined our company in 2008 and has served our company since our inception. Dr. Habel has led all pre-clinical research and development programs of the Company since 2013 and has taken on responsibilities for various scientific projects related to the complement system as well as to the characterization of the lead product candidates. In addition, Dr. Habel was appointed Head of Quality Control for GMP manufacturing activities in 2010. Dr. Habel received her Ph.D. in Science from the Graduate School for Cellular and Biomedical Science of the University Bern, Switzerland, in 2008.

B.	Compensation

Compensation of directors and senior management

The aggregate compensation, including benefits in kind, accrued or paid to our senior management with respect to the year ended December 31, 2018, for services in all capacities was €12,325 thousand. In 2018, we granted options to purchase 12,621 common shares to our senior management.

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

As of December 31, 2018, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our directors, and in 2018, our non-executive directors received €1,324 thousand in total compensation, including benefits in kind, from us for services in such capacity. In 2018, we granted options to purchase 46,452 of our common shares to our directors under the Plan.

Management and director service agreements

We have entered into management services agreements with each of our executive directors that became effective upon the consummation of our initial public offering. The management services agreements contain a termination notice period for us and the executive directors appointed as such by a general meeting of shareholders. All of the management services agreements provide that the executive director may be terminated in the event of an urgent cause (dringende reden) without advance notice. In the event that an executive director no longer serves as an executive director, but remains employed in his role as an executive employee of the Company, the executive director will not be entitled to any contractual severance or termination payments. Rather, we will enter into an employment agreement with the executive director, which may include substantially similar compensation terms as provided under the management services agreements. The management services agreements contain post-termination restrictive covenants, including perpetual confidentiality, and post-termination non-competition and non-solicitation covenants.

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

Board of Directors

Our board of directors is composed of eight members as of March 28, 2019, two of whom are executive directors. Our executive directors and the chairman of our board shall initially serve for four-year terms and our other non-executive directors shall initially serve for three-year terms, in each case until the earlier of their successors being duly appointed, their resignation or their removal. After these terms, our directors may be nominated for re-appointment for such terms as may be deemed appropriate by our board of directors. For the years of the directors’ initial appointment and term expiration dates, see —A. Directors and senior management.

Board Committees

Audit committee

The audit committee currently consists of Nicolas Fulpius, Jens Holstein and Anthony Gibney. The audit committee assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the recommendation for appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our board of directors has determined that each member of the Audit Committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and each qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The audit committee is governed by a charter that complies with applicable NASDAQ rules, which charter has been posted on our website.

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

As of December 31, 2018, we had 38 employees, including 14 with M.D. or Ph.D. degrees. We consider our relationship with our employees to be very good.

E.	Share ownership

See “ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—A. Major shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 12, 2019:

•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares (as of the date of such shareholder’s Schedule 13G filing for InflaRx N.V. with the SEC);

•	each of our directors and senior management; and

•	all directors and senior management as a group.

The number of common shares beneficially owned by each entity, person or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power or to receive the economic benefit of ownership of the shares, as well as any common shares that the individual has the right to acquire within 60 days of March 12, 2019 through the exercise of any option, warrant or other right. The percentage of shares beneficially owned is computed on the basis of 25,964,379 common shares outstanding as of March 12, 2019. Common shares that a person has the right to acquire within 60 days of March 12, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and senior management as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person. As of March 12, 2019, 18,702,967 common shares, representing 72% of our issued and outstanding common shares, were held by 5 U.S. record holders.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o InflaRx GmbH, Winzerlaer Str. 2, 07745 Jena, Germany.

	Common Shares Beneficially Owned
	Number	Percent of
5% Shareholders
Adage Capital Partners GP, L.L.C.(1)	2,680,959	10.3%
Entities affiliated with Staidson Hong Kong Investment Company Limited (2)	2,317,644	8.9%
Entities affiliated with RA Capital Management, LLC(3)	2,085,089	8.0%
Redmile Group, LLC (4)	2,035,400	7.8%
Bain Capital Life Sciences Investors, LLC (5)	1,764,888	6.8%
Cormorant Asset Management, LP (6)	1,475,140	5.7%
Entities affiliated with Private Equity Thüringen GmbH & Co (7)	1,340,736	5.2%
Directors and Senior Management
Niels Riedemann(8)	1,820,143	6.8%
Renfeng Guo(9)	1,786,395	6.7%
Arnd Christ(10)	278,586	1.1%
Othmar Zenker(11)	134,497	*
Jason Marks (12)	25,000	*
Mark Kubler(13)	757,676	2.9%
Nicolas Fulpius(14)	427,617	1.6%
Katrin Uschmann(15)	29,480	*
Lina Ma(16)	14,360	*
Anthony Gibney (17)	11,667	*
Jens Holstein	*	*
Richard Brudnick **	*	*
All directors and senior management as a group (12 persons)	5,285,421	18.8%

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.
**
Since February 14, 2019, Mr. Brudnick served as a non-voting observer. The appointment as a Non-Executive Director of the Board is subject to the approval at the Annual General Meeting of Shareholders in May 2019.

(1)
Adage Capital Partners GP, L.L.C. (“ACPGP”) is the general partner of Adage Capital Partners, L.P. (“ACP”). Adage Capital Advisors, L.L.C. (“ACA”) is the managing member of ACPGP and general partner of ACP. Robert Atchinson and Phillip Gross are each a managing member of ACA, managing member of ACPGP and general partner of ACP. Mr. Atchinson and Mr. Gross, as managing members of ACA, have shared power to vote the common shares beneficially owned by ACP. As a result, each may be deemed to beneficially own the shares beneficially owned by ACP. The address of the Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116. This information is based on a statement filed on Schedule 13G/A with the SEC on November 20, 2018.

(2)
Staidson Hong Kong Investment Company Limited (“STS”) is wholly owned by Staidson (Beijing) Biopharmaceuticals Co., Ltd., a publicly-held entity whose common shares are listed on the Shenzhen Stock Exchange. The address for STS is 1/F 122D Ma Yautong Sai Kung, Hong Kong.

(3)
RA Capital Management, LLC (“Capital”) is the general partner of the RA Capital Healthcare Fund, L.P. (the “Fund”), which owns 1,700,332 common shares, and serves as investment adviser for a separately managed account (the “Account”), which owns 384,757 common shares. Dr. Kolchinsky is the manager of Capital. As the investment adviser to the Fund and the Account, Capital may be deemed a beneficial owner of any securities of the Company owned by the Fund or the Account. As the manager of Capital, Dr. Kolchinsky may be deemed a beneficial owner of any securities of the Company beneficially owned by Capital. Capital and Dr. Kolchinsky disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The address of Capital and Dr. Kolchinsky is c/o RA Capital Management, LLC 20 Park Plaza, Suite 1200, Boston, Massachusetts 02116. This information is based on a statement filed on Schedule 13G/A with the SEC on February 14, 2019.

(4)
Redmile Group, LLC (“Redmile Group”)’s and Jeremy C. Green’s beneficial ownership is comprised of 2,035,400 common shares owned by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, which common shares may be deemed beneficially owned by Redmile Group as investment manager of such private investment vehicles and/or separately managed accounts. The common shares may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group. Redmile Group and Mr. Green each disclaim beneficial ownership of all applicable shares, except to the extent of its or his pecuniary interest in such shares, if any. The address of Redmile Group and Mr. Green is c/o Redmile Group, LLC One Letterman Drive, Building D, Suite D3-300, The Presidio of San Francisco, San Francisco, California 94129. This information is based on a statement filed on Schedule 13G with the SEC on February 14, 2019.

(5)
The governance, investment strategy and decision-making process with respect to investments held by BCLS Investco, L.P. is directed by Bain Capital Life Sciences Investors, LLC, whose managers are Jeffrey Schwartz and Adam Koppel. As a result, each of Bain Capital Life Sciences Investors, LLC, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power over the shares held by BCLS Investco, L.P. The address for BCLS Investco, L.P. is c/o Bain Capital Life Sciences, LP, 200 Clarendon Street, Boston, Massachusetts 02116. This information is based on a statement filed on Schedule 13G/A with the SEC on February 14, 2019.

(6)
Cormorant Asset Management, LP (“Cormorant”) represent shares which are 774,465 common shares held by Cormorant Global Healthcare Master Fund, LP (the “Master Fund”), (b) shares which are beneficially owned by Cormorant Private Healthcare Fund I, LP (the “Fund”) and (c) a managed account (the “ Cormorant Account”), respectively. Cormorant Asset Management, LP serves as investment manager for the Master Fund, the Fund and the Cormorant Account. Cormorant Global Healthcare GP, LLC (“Healthcare GP”) serves as the general partner of the Master Fund.  Bihua Chen serves as the managing member of Healthcare GP and of the general partner of Cormorant. Each of the Master Fund, Healthcare GP, Cormorant and Bihua Chen disclaims beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The address of the Master Fund, Healthcare GP, Cormorant and Bihua Chen is c/o Cormorant Asset Management, LP 200 Clarendon Street, 52nd Floor Boston, MA 02116. This information is based on a statement filed on Schedule 13G/A with the SEC on February 14, 2019.

(7)
Consists of (a) 592,296 common shares held by Private Equity Thüringen GmbH & Co. (“PET I”) and (b) 748,440 common shares held by Private Equity Thüringen Zweite Beteiligungen GmbH (“PET II”). Kevin Reeder is the managing director of PET I and PET II and may be deemed to have voting and investment power over the shares held by PET I and PET II noted above. The address for PET I and PET II is Gorkistr. 9, D-99084 Erfurt, Germany. This information is based on a statement filed on Schedule 13G/A with the SEC on February 8, 2019.

(8)
Consists of (a) 997,500 common shares, (b) 404,040 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of €7.81 per share, which shall expire on November 18, 2031, (c) 126,005 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, (d) 287,189 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$18.05 per share, which shall expire on December 13, 2025 and 5,409 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$26.02 per share, which shall expire on November 20, 2026.

(9)
Consists of (a) 1,043,601 common shares, (b) 336,672 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of €7.81 per share, which shall expire on November 18, 2031, (c) 140,876 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B preferred financing (the “Series B financing”) at an exercise price of €0.0012 per share, (d) 259,837 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$18.05 per share, which shall expire on December 13, 2025 and 5,409 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$26.02 per share, which shall expire on November 20, 2026.

(10)
Consists of (a) 6,384 common shares, (b) 202,020 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of €7.81 per share, which shall expire on November 18, 2031, (c) 68,379 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$18.05 per share, which shall expire on December 13, 2025 and 1,803 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$26.02 per share, which shall expire on November 20, 2026.

(11)
Consists of (a) 86,632 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of €7.81 per share, which shall expire on March 1, 2032, and (b) 47,865 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$18.05 per share, which shall expire on December 13, 2025.

(12)
Consists of 25,000 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$26.02 per share, which shall expire on November 20, 2026.

(13)
Consists of (a) 736,008 common shares, (b) 7,308 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, and (c) 14,360 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$18.05 per share, which shall expire on December 13, 2025.

(14)
Consists of (a) 413,257 common shares, and (b) 14,360 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$18.05 per share, which shall expire on December 13, 2025.

(15)
Consists of (a) 15,120 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, and (b) 14,360 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$18.05 per share, which shall expire on December 13, 2025.

(16)
Consists of 14,360 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$18.05 per share, which shall expire on December 13, 2025.

(17)
Consists of 11,667 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$22,75 per share, which shall expire on February 7, 2026.

Significant Changes in Ownership by Major Shareholders

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

On May 8, 2018, we completed a primary and secondary public offering of 3,450,000 common shares, consisting of 1,850,000 common shares offered by the Company and 1,600,000 common shares offered by the selling shareholders at price to the public of $34.00 per common share for total gross proceeds of $117.3 million, consisting of total gross proceeds to the Company of $62.9 million and total gross proceeds to the selling shareholders of $54.4 million, which includes the full exercise of the underwriters’ option to purchase additional shares.

B.	Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2018 with any of our officers, directors and the holders of more than 5% of our common shares

Indemnification agreements

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

We incorporate by reference into this Annual Report the description of our Articles of Association effective upon the closing of our initial public offering contained in our F-1 registration statement (File No. 333-220962) originally filed with the SEC on October 13, 2017, as amended. Such description sets forth a summary of certain provisions of our articles of association as currently in effect.

C.	Material contracts

Except as otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange controls

Not applicable.

E.	Taxation

The following summary contains a description of certain U.S. federal income, Dutch and German tax consequences of ownership and disposition of our common shares. The summary is based upon the tax laws of the United States, The Netherlands and Germany, and regulations thereunder as of the date hereof, which are subject to change.

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

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our shares (by vote or value);

•	persons who are subject to Section 451(b) of the Code; or

•	persons holding common shares in connection with a trade or business conducted outside of the United States.

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

This section is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Germany and the United States and the income tax treaty between the Netherlands and the United States (as applicable and as the context requires the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

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

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances. In particular, because our group includes a U.S. subsidiary, InflaRx Pharmaceuticals, Inc., and therefore under current law our subsidiary InflaRx GmbH is treated as a controlled foreign corporation (regardless of whether we are or are not treated as a controlled foreign corporation), any U.S. Holder that owns or is deemed to own ten percent or more of our shares (by vote or value) is urged to consult its tax advisor regarding the potential application of the “Subpart F income” “global intangible low-taxed income” rules to an investment in our common shares.

Taxation of Distributions

As discussed above under “ITEM 8.  FINANCIAL INFORMATION— A. Consolidated statements and other financial information —Dividend policy,” we do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). For so long as we are treated as a PFIC with respect to a U.S. Holder (or were treated as a PFIC with the respect to the U.S. Holder in the preceding taxable year), dividends paid to certain non-corporate U.S. Holders will not be eligible for taxation as “qualified dividend income.” To the extent we are not treated as a PFIC with respect to a U.S. Holder and were not treated as a PFIC with the respect to the U.S. Holder in the preceding taxable year (if for example in future years we cease to meet the threshold requirements for PFIC status and the U.S. Holder initially acquires our common shares in a year in which we are not treated as a PFIC and we are not so treated thereafter or we were a PFIC with respect to a U.S. Holder for a year during which a U.S. Holder holds common shares but the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its common shares), for so long as our common shares are listed on NASDAQ or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to such a U.S. Holder that is not a corporation would generally be eligible for taxation as “qualified dividend income” if certain other requirements are met, which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders.  The amount of a dividend will include any amounts withheld by us in respect of German or Dutch income taxes. Subject to the passive foreign investment company rules described below, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Subject to the passive foreign investment company rules described below, dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, German or Dutch income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. German or Dutch taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may deduct foreign taxes, including any German or Dutch income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. See “ITEM 3.  KEY INFORMATION—D. Risk factors—If we pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.”

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

Passive Foreign Investment Company Rules

We believe it is likely that we were a “passive foreign investment company,” or a (“PFIC”), for U.S. federal income tax purposes in 2018, and we may be a PFIC in one or more future taxable years. In addition, we may, in the future directly or indirectly, hold equity interests in other PFICs (any such PFIC, a “Lower-tier PFIC”). Under the Internal Revenue Code of 1986, as amended (the “Code”), generally a non-U.S. corporation will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. It is also possible that we will be a PFIC in any future taxable year because, among other things, (i) we currently own a substantial amount of passive assets, including cash and securities, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its common shares.

Under attribution rules, assuming we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of any Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even if the U.S. Holder has not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held common shares (assuming such U.S. Holder has not made a timely mark-to-market election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares, or an indirect disposition of shares of a Lower-tier PFIC, would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares (or a distribution by a Lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. Our common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which the common shares are currently listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make an election to treat the PFIC and each PFIC in which the PFIC holds equity interests as a qualified electing fund (any such election, a “QEF Election”) with respect to each such PFIC if the PFIC provides the information necessary for such election(s) to be made. In order to make such an election, a United States person would be required to make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to the United States person’s timely filed U.S. federal income tax return generally for the first taxable year that the entity is treated as a PFIC with respect to the United States person. A U.S. Holder generally may make a separate election to defer payment of taxes on the undistributed income inclusion under the QEF rules, but if deferred, any such taxes are subject to an interest charge. Upon request of a U.S. Holder, we will use commercially reasonable efforts to provide the information necessary for a U.S. Holder to make a QEF Election with respect to us and will use commercially reasonable efforts to cause each Lower-tier PFIC which we control, if any, to provide such information with respect to such Lower-tier PFIC. However, no assurance can be given that such QEF information will be available for any Lower-tier PFIC or that we will be aware of its status as a PFIC for any particular taxable year such that a U.S. shareholder may timely make a QEF election.

If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its common shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed, if any, on the common shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of common shares in an amount equal to the difference between the amount realized and its adjusted tax basis in the common shares. U.S. Holders should note that if they make QEF Elections with respect to us and Lower-tier PFICs, if any, they may be required to pay U.S. federal income tax with respect to their common shares for any taxable year significantly in excess of any cash distributions, if any, received on the shares for such taxable year. U.S. Holders should consult their tax advisers regarding making QEF Elections in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the U.S. Holder must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC (and any Lower-tier PFICs), any elections available with respect to our common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of common shares of a PFIC.

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

Information Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding whether or not they are obligated to report information relating to their ownership and disposition of the common shares.

MATERIAL DUTCH TAX CONSIDERATIONS

General

The following is a general summary of certain material Dutch tax consequences of the acquisition, holding and disposal of shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this general summary should be treated with corresponding caution. To the extent this summary relates to legal conclusions under current Netherlands tax law, and subject to the qualifications it contains, it represents the opinion of NautaDutilh N.V., our special Dutch counsel. Holders or prospective holders of shares should consult with their own tax advisors with regard to the tax consequences of investing in the shares in their particular circumstances. The discussion below is included for general information purposes only.

Please note that this summary does not describe the tax considerations for:

(i)
holders of shares if such holders, and in the case of individuals, his or her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in the Company under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his or her partner (as defined in the Dutch Income Tax Act 2001, directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)
holders of shares if the shares held by such holders qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital (or, in certain cases, in voting rights) qualifies as participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(iii)
holders of shares who are individuals for whom the shares or any benefit derived from the shares are a remuneration or deemed to be a remuneration for (employment) activities or services performed by such holders or certain individuals related to such holders, whether within or outside an employment relation, that provides the holder, economically speaking, with certain benefits that have a relation to the relevant work activities or services (as defined in the Dutch Income Tax Act 2001); and

(iv)
pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

Except as otherwise indicated, this summary only addresses Dutch national tax legislation and published regulations, whereby the Netherlands and Dutch law means the part of the Kingdom of the Netherlands located in Europe and its law respectively, as in effect on the date hereof and as interpreted in published case law (of the Dutch Supreme Court (Hoge Raad der Nederlanden) until this date, without prejudice to any amendment introduced (or to become effective) at a later date and/or implemented with or without retroactive effect. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such changes.

Dividend Withholding Tax

We are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us (which withholding tax will not be borne by us but will be withheld by us from the gross dividends paid on the shares). However, as long as we continue to have our place of management in Germany, and not in the Netherlands, under the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany and we will not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to holders of shares that are neither resident nor deemed to be resident of the Netherlands if the shares are attributable to a Dutch permanent establishment of such non-resident holder, in which events the following applies. See Risk Factor “If we pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.”

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

Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.

Taxes on income and capital gains

Dutch Resident Entities

Any benefit derived or deemed to be derived from the shares held by a Dutch Resident Entity, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 19 percent with respect to taxable profits up to €200,000 and 25 percent with respect to taxable profits in excess of that amount (rates and brackets for 2018).

Dutch Resident Individuals

If a holder of shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the shares is taxable at the progressive income tax rates (with a maximum of 51.75%, rate for 2019), if:

(i)
the shares are attributable to an enterprise from which the holder of shares derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Dutch Income Tax Act 2001; or

(ii)
the holder of shares is considered to perform activities with respect to the shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of shares, such holder will not be subject to Dutch income tax over actual income, gains or losses in respect of the shares. Such holder will be taxed annually on a deemed, variable return (with a maximum of 5.60% in 2019)) of his or her net investment assets for the year at an income tax rate of 30 percent.

The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The shares are included as investment assets. A tax free allowance may be available. Actual income, gains or losses in respect of the shares are as such not subject to Dutch income tax.

For the net investment assets on January 1, 2019, the deemed return ranges between 1.94 percent and 5.60 percent (depending on the aggregate amount of such holder’s net investments assets). The deemed, variable return will be adjusted annually on the basis of historic market yields.

Non-residents of the Netherlands

A holder of shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch taxes on income or capital gains in respect of any payment under the shares or in respect of any gain or loss realized on the disposal or deemed disposal of the shares, provided that:

(i)
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

(ii)
in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) and does not derive benefits from the shares that are taxable as benefits from other activities in the Netherlands (resultaat uit overige werkzaamheden).

Gift and inheritance tax

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the shares by way of a gift by, or on the death of, a holder of shares who is resident or deemed to be resident in the Netherlands at the time of the gift or the holder’s death.

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

Other taxes and duties

No Dutch value added tax and no Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of shares on any payment in consideration for the holding or disposal of the shares.

MATERIAL GERMAN TAX CONSIDERATIONS

The following section is a description of the material German tax considerations that become relevant when purchasing, holding or transferring the Company’s shares. The Company has its sole place of management in Germany and, therefore, qualifies as a corporation subject to German unlimited corporate income taxation; however, because a company’s tax residency depends on future facts regarding the location in which the company is managed and controlled the German unlimited corporate income tax liability may change in the future. This section does not set forth all German tax aspects that may be relevant for shareholders. The section is based on the German tax law applicable as of the date of this document. It should be noted that the law may change following the date of this Annual Report and that such changes may have retroactive effect.

The material German tax principles of purchasing, owning and transferring of shares are set forth in the following. This section does not purport to be a comprehensive or complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of shares and does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire common shares. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences set forth below. This section does not refer to any foreign account tax compliance act (or FATCA) aspects.

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

For individual or corporate shareholders tax resident outside Germany not holding the shares through a permanent establishment (Betriebsstätte) in Germany or as business assets (Betriebsvermögen) for which a permanent representative (ständiger Vertreter) has been appointed in Germany, the remaining and paid withholding tax (if any) is final (i.e., not refundable) and settles the shareholder’s limited tax liability in Germany. For individual or corporate shareholders tax resident in Germany (for example, those shareholders whose residence, domicile, registered office or place of management is located in Germany) holding their shares as business assets, as well as for shareholders tax resident outside of Germany holding their shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the withholding tax withheld (including solidarity surcharge) can be credited against the shareholder’s personal income tax or corporate income tax liability in Germany. Any withholding tax (including solidarity surcharge) in excess of such tax liability is refunded. For individual shareholders tax resident in Germany holding the Company’s shares as private assets, the withholding tax is a final tax (Abgeltungsteuer), subject to the exceptions described in the following section.

Pursuant to special rules on the restriction of withholding tax credit, the credit of withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the shares in the Company during the minimum holding period without being directly or indirectly hedged, and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. Absent of the fulfillment of all of the three prerequisites, three fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant assessment period. A shareholder that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction.

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

In case of a corporation being a partner, special regulations will apply with respect to trading portfolio assets of credit institutions, financial service institutions or financial enterprises within the meaning of the German Banking Act (Kreditwesengesetz) or life insurance companies, health insurance companies or pension funds (see “-Corporations”).

Thus, the actual trade tax charge, if any, at the level of the partnership depends on the shareholding quota of the partnership and the nature of the partners (e.g. individual or corporation).

Taxation of dividend income of shareholders tax resident outside of Germany

For foreign individual or corporate shareholders tax resident outside of Germany not holding the shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the deducted withholding tax (possibly reduced by way of a tax relief under a double tax treaty or domestic tax law, such as in connection with the EU Parent Subsidiary Directive) is final (that is, not refundable) and settles the shareholder’s limited tax liability in Germany, unless the shareholder is entitled to apply for a withholding tax refund or exemption.

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

In addition, if the partnership is liable to trade tax, 60% of the capital gains are subject to trade tax at the level of the partnership, to the extent the partners are individuals, and 5% of the capital gains are subject to trade tax, to the extent the partners are corporations. However, if a partner is an individual, depending on the applicable municipal trade tax rate and the individual tax situation, the trade tax paid at the level of the partnership is credited against the partner’s personal income tax liability.

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

Taxation of capital gains realized by shareholders tax resident outside of Germany

Capital gains realized on the disposal of the shares by a shareholder tax resident outside of Germany are subject to German taxation provided that (i) the Company’s shares are held as business assets of a permanent establishment or as business assets for which a permanent representative has been appointed in Germany, or (ii) the shareholder or, in case of a gratuitous transfer, its legal predecessor has held, directly or indirectly at least 1% of the company’s shares capital at any time during a five years period prior to the disposal. In these cases, capital gains are generally subject to the same rules as described above for shareholders resident in Germany. However, it is unclear whether in case of a corporation being shareholder of the Company the 5% taxation (see – Corporations - Taxation of capital gains realized by shareholders tax resident in Germany holding the Company’s shares as business assets) applies or whether the capital gains are fully exempt from German tax.

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
(irrespective of the personal circumstances) at least 10% of the shares are held directly or indirectly by the decedent or person making the gift, himself or together with a related party in terms of Section 1 paragraph 2 Foreign Tax Act.

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

On January 22, 2013, the Council of the European Union approved the resolution of the ministers of finance from eleven EU member states (including Germany) to introduce Financial Transaction Tax (“FTT”) within the framework of enhanced cooperation. On February 14, 2013, the European Commission accepted the proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax. The plan focuses on levying a financial tax of 0.1% (0.01% for derivates) on the purchase and sale of financial instruments.

A joint statement issued by ten of the eleven participating EU member states in October 2016 reaffirmed the intention to introduce FTT. However, at the moment not many details are available. Thus, it is not known to what extent the elements of the European Commission’s proposal outlined in the preceding paragraph will be followed in relation to the taxation of shares. The FTT proposal remains subject to negotiation between the participating Member States and is subject to political discussion. It may therefore be altered prior to the implementation, the timing of which remains unclear. Additional EU member states may decide to participate. Prospective holders of the shares are advised to seek their own professional advice in relation to FTT.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

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

On May 3, 2018, our registration statement on Form F-1 (File No. 333-220962), as amended, was declared effective by the SEC for our follow on public offering of our common shares, pursuant to which we offered and sold a total of 1,850,000 of our common shares, €0.12 nominal value per share, at a public offering price of $34.00 per share. J.P. Morgan Securities LLC, Leerink Partners LLC and BMO Capital Markets Corp. acted as joint book-running managers for the offering. The offering began on May 3, 2018 and was completed on May 8, 2018.

We received net proceeds of €49.2 million, after deducting underwriting discounts and commissions of approximately €3,2 million.

Our expenses in connection with the issuance of shares through December 31, 2018, other than underwriting discounts and commissions, were the following:

Expenses	Amount (€)
Public offering of security insurance	583,100
Legal fees and expenses	299,927
Auditing fees and expenses	252,500
FINRA filing fee	18,889
SEC registration fee	15,351
Total	1,169,767

None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

On November 7, 2017, we offered and sold a total of 6,667,000 of our common shares, €0.12 nominal value per share, at a public offering price of $15.00 per share. J.P. Morgan Securities LLC, Leerink Partners LLC and BMO Capital Markets Corp. acted as joint book-running managers for the offering. The offering was completed on November 10, 2017.

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

For the period up until December 31, 2018, InflaRx used approximately €2.8 million in 2017 and €11.6 million in 2018 of the net proceeds collected during the initial public offering in November 2017 and the issuance of shares in May 2018 to fund costs related to the development of IFX-1, including preparation for the planned Phase IIb study to determine efficacy and safety of IFX-1 in patients with moderate or severe HS, as well as general and administrative expense. There has been no significant change in the planned use of proceeds from our initial public offering as described in our final prospectus dated November 7, 2017 filed with the SEC on November 8, 2017 and our follow on offering as described in our final prospectus dated May 3, 2018 filed with the SEC on May 7, 2018.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2018, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected or reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	Audit committee financial expert

Our board of directors has determined that Nicolas Fulpius, Anthony Gibney and Jens Holstein are audit committee financial experts, as that term is defined by the SEC, and are both independent for the purposes of SEC and Nasdaq rules.

ITEM 16B.	Code of Ethics

We adopted a code of ethics that applies to all of our employees, officers and directors and posted the full text of our code of ethics on the investor relations section of our website, www.inflarx.com. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. The information on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be a part of this Annual Report.

ITEM 16C.	Principal Accountant Fees and Services

a)	Audit Fees

Audit fees in 2018 amounted to €194,000 and relate to audit services provided by our principal accountants in 2018, KPMG AG Wirtschaftsprüfungsgesellschaft, in connection with our annual audit, quarterly review and review of registration statements for the Company.

b)	Audit-Related Fees

Audit related fees in 2018 amounted to €252,500 and relate to services provided by our principal accountants in 2018, KPMG AG Wirtschaftsprüfungsgesellschaft, in connection with comfort letters for the Company.

c)	Tax Fees

None.

d)	All Other Fees

None.

e)	Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company in accordance with the Audit Committee’s pre-approval policy.

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

Financial Statements are filed as part of this Annual Report, see pages F-1 to F-21 to this Annual Report.

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

101
The following materials from our Annual Report on Form 20-F for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

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

Date: March 28, 2019

By:	/s/ Arnd Christ
	Name:	Arnd Christ
	Title:	Chief Financial Officer

Date: March 28, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
InflaRx N.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of InflaRx N.V. and subsidiary (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Leipzig, Germany
March 28, 2019

InflaRx N.V. and subsidiary
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2018, 2017 and 2016

	Note	2016	2017	2018
		(in thousands of €, except for per share data)
Operating Expenses
Research and development expenses		(5,278)	(14,415)	(25,028)
General and administrative expenses		(1,844)	(5,138)	(12,787)
Total Operating Expenses	1. (a)	(7,122)	(19,553)	(37,815)
Other income		238	116	304
Other expenses		(7)	(8)	(5)
Operating Result		(6,891)	(19,445)	(37,516)
Finance income		1	130	10,433
Finance expenses		(2,049)	(4,923)	(2,731)
Net financial Result	1. (a)	(2,048)	(4,793)	7,702
Loss for the period		(8,939)	(24,238)	(29,815)

Share information	4. (e)
Weighted average number of shares outstanding		2,363	9,411	25,095
Loss per share in euro (basic/diluted)		€(3.8)	€(2.6)	€(1.19)

Loss for the period		(8,939)	(24,238)	(29,815)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		1	0	51
Total comprehensive loss		(8,939)	(24,238)	(29,764)

The accompanying notes are an integral part of these financial statements.

InflaRx N.V. and subsidiary
Consolidated Statements of Financial Position as of December 31, 2018 and 2017

	Note	2017	2018
		(in thousands of €)
ASSETS
Non-current assets
Property, plant and equipment		173	625
Intangible assets		41	223
Non-current financial assets		20	207
Total non-current assets		234	1,055
Current assets
Current other assets	1. (c)	696	1,589
Current financial assets	1. (d)	0	101,184
Cash and cash equivalents	1. (f)	123,282	55,386
Total current assets		123,979	158,159
TOTAL ASSETS		124,213	159,214

EQUITY AND LIABILITIES
Equity	1. (e)
Issued capital		2,858	3,116
Share premium		161,639	211,022
Other capital reserves		6,225	18,310
Accumulated deficit		(51,293)	(81,107)
Other components of equity		0	50
Total equity		119,429	151,391
Non-current liabilities
Provisions		2	57
Government grants		15	11
Total non-current liabilities		17	68
Current liabilities
Employee Benefits		295	788
Social securities and current other tax liabilities		2	310
Trade and other payables	1. (d)	4,469	6,657
Total current liabilities		4,766	7,756
Total Liabilities		4,783	7,824
TOTAL EQUITY AND LIABILITIES		124,213	159,214

The accompanying notes are an integral part of these financial statements.

InflaRx N.V. and subsidiary
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2018, 2017 and 2016

	Note	Shares out- standing	Issued capital	Share pre-mium	Other capital reserves	Accumu- lated deficit	Other compo- nents of equity	Total equity
		(in thousands of €, except for share data)
Balance at January 1, 2016		2,362,500	31	0	457	(18,116)	9	(17,619)
Loss for the period		—	—	—	—	(8,939)	—	(8,939)
Total comprehensive loss		—	—	—	—	(8,939)	—	(8,939)
Transactions with owners of the Company
Contributions
Equity-settled share-based payment		—	—	—	868	—	—	868
Total Contributions		—	—	—	868	—	—	868
Total transactions with owners of the Company		—	—	—	868	—	—	868
Balance at December 31, 2016		2,362,500	31	0	1,325	(27,055)	9	(25,690)
Loss for the period		—	—	—	—	(24,238)	—	(24,238)
Exchange differences on translation of foreign operations		—	—	—	—	—	0	2
Total comprehensive loss		—	—	—	—	(24,238)	0	(24,238)
Transactions with owners of the Company
Contributions
Issue of common shares	1. (e)	7,068,129	848	90,055	—	—	—	90,903
Transaction costs		—	—	(9,115)	—	—	—	(9,115)
Equity-settled share-based payment	4. (d)	—	—	—	4,550	—	—	4,550
Total Contributions		7,068,129	848	80,940	4,550	—	—	86,338
Changes in ownership interests
Reorganization		16,482,071	1,978	80,698	350	—	—	83,026
Liquidation of a Subsidiary		—	—	—	—	—	(9)	(9)
Total changes in ownership interests		16,482,071	1,978	80,698	350	—	(9)	83,017
Total transactions with owners of the Company		23,550,200	2,826	161,638	4,900	—	(9)	169,355
Balance at December 31, 2017		23,812,100	2,857	161,639	6,225	(51,293)	0	119,429
Loss for the period		—	—	—	—	(29,815)	—	(29,815)
Exchange differences on translation of foreign operations		—	—	—	—	—	51	51
Total comprehensive loss		—	—	—	—	(29,815)	51	(29,764)
Transactions with owners of the Company
Contributions
Issue of common shares	1. (e)	1,850,000	222	52,769	—	—	—	52,991
Transaction costs		—	—	(3,801)	—	—	—	(3,801)
Equity-settled share-based payment	4. (d)	—	—	—	12,085	—	—	12,085
Share options exercised		302,279	36	416	—	—	—	452
Total Contributions		2,152,279	258	49,384	12,085	—	—	61,727
Total transactions with owners of the Company		2,152,279	258	49,384	12,085	—	—	61,727
Balance at December 31, 2018		25,964,379	3,116	211,022	18,310	(81,107)	50	151,391

The accompanying notes are an integral part of these financial statements.

InflaRx N.V. and subsidiary
Consolidated Statements of Cash Flows for the Years ended December 31, 2018, 2017 and 2016

	Note	2016	2017	2018
		(in thousands of €)
Operating activities
Loss for the period		(8,939)	(24,238)	(29,815)
Adjustments for:
Depreciation & Amortization		33	71	174
Net financial result	1. (a)	2,048	4,793	(7,702)
Share based payment expense	4. (d)	868	4,550	12,085
Effects of exchange rate changes on financial assets		—	(61)	(2,387)
other non-cash adjustments		(2)	24	(83)
Changes in:
Current other assets		(74)	(523)	(894)
Current financial assets		(22)	154	(316)
Provisions				55
Government grants		(4)	(4)	(4)
Employee benefits		113	129	493
Social securities and current other tax liabilities		18	(30)	310
Trade and other payables		1,181	2,917	2,188
Interest received		0	66	504
Interest paid		(212)	0	0
Net cash flows from operating activities		(4,992)	(12,152)	(23,712)
Investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment		(53)	(149)	(806)
Cash outflow for the investment in non-current other financial assets		—	(19)	(210)
Proceeds from the disposal of non-current other financial assets		—	—	22
Proceeds from the disposal of current financial assets		—	—	7,990
Purchase of current & non-current financial assets	1. (d), 2 (b)	—	—	(106,445)
Net cash flows used in investing activities		(53)	(167)	(99,451)
Financing activities
Proceeds from issuance of share capital		—	90,904	53,443
Transaction cost from issuance of share capital		—	(9,115)	(3,801)
Proceeds from issuance of preferred shares		30,860	27,012	—
Net cash flows from financing activities		30,860	108,801	49,642
Effect of exchange rate changes		1	(2,317)	5,626
Change in cash and cash equivalents		25,815	94,165	(67,896)
Cash and cash equivalents at beginning of period		3,302	29,117	123,282
Cash and cash equivalents at end of period	1. (f)	29,117	123,282	55,386

The accompanying notes are an integral part of these financial statements.

InflaRx N.V. and subsidiary
Notes to the Consolidated Financial Statements as of and for the Years Ended December 31, 2018 and 2017

1. Information on how numbers were calculated

(a) Material profit or loss items

1.	Research and development expenses

Research and development increased compared to the prior year due to the Company’s expanded activities in the area of clinical studies and manufacturing. The items below drive research and development expenses.

	2016		2017	2018
	(in thousands of €)
Research and development expenses
Third-party services	3,757		8,856	15,909
manufacturing	—	*	5,559	4,829
clinical, pre-clinical	—	*	3,297	11,080
Personnel expenses	1,293		4,681	8,037
stock-based compensation expense	302		3,071	5,256
Legal and consulting fees	95		643	421
Other expenses	132		235	661
Total	5,278		14,415	25,028

* Detailed cost accounting was introduced in 2017.

2.	General and administrative expenses

General and administrative expenses include the items below. Compared to the prior year the increase is mainly caused by higher personnel expenses, as well as expansion of the Company’s business activities and the expense of operating as a public company in the United States.

	2016	2017	2018
	(in thousands of €)
General and administrative expenses
Personnel expenses	1,134	2,948	9,147
stock-based compensation expense	566	1,479	6,828
Legal and consulting fees	394	1,478	2,020
Other expenses	316	712	1,619
Total	1,844	5,138	12,787

3.	Employee benefits

The following table shows the items of employee benefits:

	2016	2017	2018
	(in thousands of €)
Employee benefits
Wages and salaries	1,467	2,897	4,501
Social Security contributions*	126	182	350
Stock-based compensation expense	868	4,550	12,085
Other	—	—	248
Total	2,462	7,629	17,184

* Employer’s share of social security contributions

The number of employees rose from 20.0 FTE (full time equivalents) at the end of 2017 to 36.8 FTE at the end of 2018 (numbers as of balance sheet date, not an average number).

4.	Net Financial Result

The net financial result is comprised of the following items:

	2016	2017	2018
	(in thousands of €)
Finance income
Foreign exchange income	—	—	8,250
Interest income	—	130	2,183
Other	1	—	-
Total	1	130	10,433
Finance costs
Foreign exchange expense	3	2,358	2,624
Other	2,046	2,565	107
Total	2,049	4,923	2,731
Net financial result	(2,048)	(4,793)	7,702

Foreign exchange income and expense is mainly derived from the translation of the Company’s U.S. dollar cash, cash equivalents and marketable securities. These funds are translated at the exchange rates prevailing on the reporting date. Any resulting translation diﬀerences are recognized in proﬁt and loss. These gains (€ 8,250 thousand in 2018, € nil for 2017 and 2016) and losses (€ 2,624 thousand in 2018, respectively € 2,358 thousand for 2017 and €3 thousand for 2016) are caused by the exchange rates on the reporting dates, and may not ultimately be realized. Any such gains or losses ultimately will be realized when U.S. dollar funds are used for R&D expenses or other activities.

On the reporting date, assets and liabilities are translated at the closing rate. Any foreign exchange rate diﬀerences derived from these translations are recognized in the consolidated statement of profit or loss as part of finance income.

Other finance cost in 2017 and 2016 was mainly driven by interest expense for preferred shares (€2,229 thousand, €1,836 thousand respectively).

(b) Income tax expense

InflaRx N.V. and its German subsidiary InflaRx GmbH are subject to corporate taxes, a solidarity surcharge and trade taxes. In prior years as well as in 2017 and 2018 the Group did not incur any income tax. Taxes paid were reimbursed after annual tax declaration.

In Germany, the Group has the following tax carry forwards:

	December 31, 2017	December 31, 2018
	(in thousands of €)
InflaRx N.V.	7,923	33,571
InflaRx GmbH	34,787	34,787

Since January 1, 2018 InflaRx GmbH has distributed its losses to the parent Company InflaRx N.V. under a profit and loss transfer agreement.

German tax loss carried forwards are available indefinitely for offsetting against future taxable profits. Tax losses of InflaRx GmbH are frozen from 2018 onwards due to the tax Group with InflaRx N.V. Future losses of InflaRx GmbH will be transferred to InflaRx N.V. Losses at the level of InflaRx N.V. can be offset in future years considering rules extinguishing tax losses and minimum taxation rules.

The Group recognizes deferred tax assets arising from tax loss carried forwards only to the extent that the Group has sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized. As of December 31, 2018 and 2017, management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore not recognized.

The table below shows a reconciliation between current income taxes recognized in profit or loss and the product of loss before tax multiplied by the Company’s applicable tax rate. The applicable tax rate is composed of 15% corporate income tax and 0.8% solidarity surcharge plus 13.4% trade tax (trade tax is the sum of the Company`s two German locations, 8.2 percentage points must be paid in Jena and 5.2 percentage points in Planegg respectively; the split between Jena and Planegg is based on salary costs, therefore the tax rate decreased as the Company hired new personnel in Planegg):

	2016	2017	2018
	(in thousands of €)
InflaRx
Loss before taxes	(8,939)	(24,238)	(29,815)
Tax rate	30.5%	31.2%	29.2%
Tax benefits at tax rate	2,729	7,560	8,715
Tax losses for which no deferred tax asset was recognized	(2,729)	(7,560)	(8,715)
Income taxes	—	—	—

(c) Other non-financial assets

	December 31, 2017	December 31, 2018
	(in thousands of €)
Current other assets
Prepaid expense	504	1,047
Other	192	542
Total	696	1,589

Prepaid expense mainly consists of accrued insurance expense for D&O and insurance expenses together with the placement of shares in May 2018.

(d) Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and short-term deposits, held by the Group as at December 31, 2018 and December 31, 2017:

	December 31, 2017	December 31, 2018
	(in thousands of €)
Financial assets at amortized cost
Non-current financial assets	20	207
Current financial assets	0	101,184
Financial liabilities at amortized cost
Trade and other payables	(4,469)	(6,657)

The fair value of current and non-current financial assets (primarily quoted debt securities with, credit ratings ranging from AA- to AAA) amounted to €100,723 thousand (level 1). The Group’s debt instruments at amortized cost comprised solely of quoted securities that are graded in the top investment category (AA- to AAA) by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments. Based on statistical historical probabilities of default, adjusted for forward-looking factors specific to the debtors and the economic environment, the Group believes that the expected credit losses for these debt instruments are immaterial. Furthermore, since acquisition of these debt securities, their credit ratings have remained stable.

(e) Equity

1.	Issue of share capital

On May 8, 2018, a public offering of common shares was completed pursuant to which the Company sold an aggregate of 1,850,000 common shares with a nominal value of €0.12 per share, resulting in gross proceeds from the sale of common shares of €53.0 million. Directly attributable transaction costs of €3.8 million were incurred and paid in connection with the sale of these common shares and deducted from capital reserves.

2.	Shares Outstanding

As of December 31, 2018, following the public offering in May 2018 and the exercise of stock options in the third and fourth quarters, the issued capital of the Company is divided into 25,964,379 common shares. Refer to ‘Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2018, 2017 and 2016’.

(f) Cash and cash equivalents information

	December 31, 2017	December 31, 2018
	(in thousands of €)
Short-term deposits
Deposits held in U.S. dollars	81,229	32,919
Deposits held in euro	38,876	—
Total	120,105	32,919
Cash at banks
Money held in euro	2,842	21,720
Money held in U.S. dollars	335	748
Total	3,177	22,468
Total cash and cash equivalents	123,282	55,386

2.	Risk

(a) Critical estimates and judgements

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

In preparing these financial statements, the critical judgments made by management in applying the Group’s accounting policies involve the determination of the grant date fair value of share-based payment awards see section ‘4. Other information — (d) Share-based payments’ as well as the measurement of R&D expenses that have to be accrued at period end for outstanding invoices (e.g. for pass-through costs charged by the Company’s CROs).

(b) Financial risk management

1.	Financial risk management objectives and policies

The Group’s risk management is predominantly controlled by central treasury activities under policies approved by the Board of Directors. Those treasury activities identify, evaluate and hedge financial risks in close co-operation with the Group’s operating needs. The board provides policies for overall risk management, covering specific areas, such as foreign exchange risk and credit risk. The Company does not intend to use derivative financial instruments because the Group’s future risk exposures cannot be reliably forecasted (volume of business activity, liquidity needs, foreign exchange exposure).

Hedge accounting is not applied as most of the business activity is intended to be executed in U.S. dollars and paid with the U.S. dollars funds raised in public offerings. The foreign exchange exposure from costs incurred in currencies other than euro is deemed immaterial and not worth hedging.

The Group’s principal financial assets comprise quoted debt securities with credit ratings range from AA- to AAA. Besides these financial assets, the Group has significant cash and cash equivalents. The Group’s principal financial liabilities comprise trade payables. The main purpose of these financial assets, cash/cash equivalents and liabilities is to finance the Group’s development activities.

The Group is exposed to market risk, credit risk and liquidity risk. The Board of Directors reviews and adopts policies for managing each of these risks, which are summarized below. The Group’s senior management oversees the management of these risks.

	Exposure	Measurement	Risk Management
Market risk	Future development costs; Recognized financial assets and liabilities not denominated in euro	Forecasted cash flows Sensitivity analysis	Achievement of a natural hedge in the future
Credit risk	Cash and cash equivalents, debt investments	Credit rating	Diversification of bank deposits, Investment guidelines for debt investments
Liquidity	R&D and G&A cost and trade payables	Rolling cash flow forecast	Availability of funds through financing rounds or public offerings

2.	Market risk

Market risk is the risk that changes in market prices (e.g. due to foreign exchange rates) will affect the Group’s income, expenses or the value of its holdings of financial instruments. The objective of market risk management is to identify, manage and control market risk exposures within acceptable parameters.

The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which costs and purchases are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the euro and U.S. dollars. The currencies in which these transactions and financial assets are primarily denominated are euro and U.S. dollars. Currently the Group does not hedge U.S. dollars but intends to achieve a natural hedge by contracting suppliers in U.S. dollars in the future. In 2018 the Group recognized significant foreign exchange gains and losses as the natural hedge is not yet achieved and the functional currency for the major part of entities is euro.

The Group is primarily exposed to changes in U.S. dollars/euro exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments.

In 2018, if the euro had weakened/strengthened by 10% against U.S. dollars with all other variables held constant, the Group`s loss would have been €14.3 million higher/€17.4 million lower, mainly as a result of foreign exchange on translation of U.S. dollars-denominated assets.

December 31, 2018
Non-current financial assets	207
Current financial assets	101,184
Cash and cash equivalents	55,386
Total assets exposed to the risk	156,777
Conversion rate EUR/USD at reporting date 1/1.1450

Sensitivity analysis:

	Conversion rate	Profit/(loss) in P&L	carrying amount
Euro weakens by 1% against U.S. dollars	1.1565	(1,552)	155,225
Euro strengths by 1% against U.S. dollars	1.1336	1,584	158,361
Euro weakens by 5% against U.S. dollars	1.2023	(7,466)	149,311
Euro strengths by 5% against U.S. dollars	1.0878	8,251	165,028
Euro weakens by 10% against U.S. dollars	1.2595	(14,252)	142,525
Euro strengths by 10% against U.S. dollars	1.0305	17,420	174,197

3.	Credit risk

The maximum exposure to counterparty credit risk is €156.8 million in 2018 (2017: €123.3 million). This amount equals the carrying amount of cash and cash equivalents (2018: €55.4 million; 2017: €123.3 million) plus. financial assets (2018: €101.4 million; 2017: €0 million).

The cash and cash equivalents are held with banks, what are rated BBB to A based on Standard & Poor’s and Moody’s. The issuer of the money-market funds and other securities are graded in the top investment category (AA- to AAA) by credit rating agencies as S&P Global.

4.	Liquidity risk

Prudent liquidity risk management involves maintaining sufficient cash and marketable securities and the availability of funding to meet obligations when due. At the end of the reporting period the Group held the following deposits that are expected to readily generate cash inflows for managing liquidity risk.

	December 31, 2017	December 31, 2018
	(in thousands of €)
Cash and cash equivalents
Short-term deposits	120,105	32,919
Cash at banks	3,177	22,468
Total	123,282	55,386
Marketable Securities
Securities and other Investments (current)	—	100,868
Total	—	100,868
Other financial assets
Other (non-current portion)	20	207
Other (current)	—	316
Total	20	523
Total funds available	123,302	156,777

The Group continually monitors its risk of a shortage of funds using short and mid-term liquidity planning. This takes into account of the expected cash flows from all activities. The management team performs regular reviews of the budget.

In November 2017 and May 2018, InflaRx raised significant funding that it estimates will enable the Group to fund operating expenses and capital expenditure requirements for at least the 12 months from December 31, 2018.

The Group expects to require additional funding to continue to advance the development of product candidates. In the event regulatory approval is received and the Company implements a strategy to commercialize the products itself the Group would require additional capital.

(c) Capital management

The Group’s policy for capital management is to ensure that it maintains its liquidity in order to finance its operating activities, future business development and meet its liabilities when due. The Group manages its capital structure primarily through equity. The Group does not have any ﬁnancial debt, besides trade and other payables.

Under the 2017 long-term incentive plan the board and key employees may participate in the Group’s share price development through long-term remuneration consisting of a stock option plan set up in 2017, please refer to ‘4. Other information - (d) Share-based payments’.

No changes were made in the objectives, policies or processes for managing capital during the year.

3.	Unrecognized items

(a) Operating lease obligations

The Group leases various properties, laboratory and office equipment and cars. Rental contracts are typically made for fixed periods of one to three years but may have renewal options. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

	December 31, 2017	December 31, 2018
	(in thousands of €)
Commitments for minimum lease payments in relation to non-cancellable operating leases:
Within one year	244	283
After one year but not more than five years	473	292
More than five years	—	—
Total	717	575
Rental expense relating to operating leases
Minimum lease payments	162	213
Contingent rentals	—	—
Sub-lease income	—	—
Total	162	213

Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements mainly relating to the Company`s leases of office space. The lease term of the Company`s premises expires in the next three years: Jena, Germany in December 2019, Planegg, Germany in July 31, 2021 respectively June 30, 2022 and Ann Arbor, United States in April 14, 2021.

(b) Other Commitments

	December 31, 2017	December 31, 2018
	(in thousands of €)
Commitments for minimum payments in relation to non-cancellable operating contracts or services:
Within one year	4,437	19,624
After one year but not more than five years	88	9,684
More than five years	7	—
Total	4,532	29,307

The Group enters into contracts in the normal course of business with Contract Research Organizations (‘CROs’) and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services. Most of these contracts are not included in the table above as they provide for termination on notice, and therefore are cancelable contracts and do not include any minimum purchase commitments.

During 2018, the Group did not enter into contracts to purchase property, plant and equipment or patents and trademarks (respectively nil in 2017).

4.	Other information

(a) Reporting entity and Group’s structure

InflaRx N.V. is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s common shares have been listed on The NASDAQ Global Select Market under the symbol IFRX.

InflaRx is a clinical-stage biopharmaceutical Group focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a.

These consolidated financial statements of InflaRx comprise the Company and its subsidiaries InflaRx GmbH, and, since January 5th, 2018, InflaRx Pharmaceutical Inc., Ann Arbor, Michigan/USA (together, the ‘Group’).

(b) Material subsidiaries

The Group’s principal subsidiaries at December 31, 2018 are set out below. Unless otherwise stated, they have share capital consisting solely of  common shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

	Place of business/ country of	Functional	Ownership interest held by the Group
Name	incorporation	currency	2017	2018	Principal activities
InflaRx GmbH	Germany	EUR	100%	100%	Principal operating subsidiary, biopharmaceutical company
InflaRx Pharmaceutical Inc.	U.S.	USD	—	100%	Subsidiary for basic research

InflaRx GmbH is a clinical-stage biopharmaceutical company founded in 2008. In 2017, InflaRx N.V. became the sole shareholder of InflaRx GmbH through the contribution of the subsidiary’s shares to InflaRx N.V. by its existing shareholders in exchange of new shares issued by InflaRx N.V.

InflaRx Pharmaceutical Inc., a Delaware corporation, was founded on January 5, 2018 by InflaRx N.V.

(c) Related party transactions

The Group’s executive management comprises the following persons:

•	Professor Niels C. Riedemann, Chief Executive Officer (CEO)
•	Professor Renfeng Guo, Chief Scientific Officer (CSO)
•	Arnd Christ, Chief Financial Officer (CFO)
•	Jason Marks, Chief Legal Officer, General Counsel (CLO), since January 1, 2019
•	Othmar Zenker, Chief Medical Officer (CMO)

The Group’s board of directors comprises the following persons:

Executive Directors

•	Professor Niels C. Riedemann, CEO
•	Professor Renfeng Guo, CSO

Non-executive Directors

•	Nicolas Fulpius, Chairman, Chairman of the Audit Committee
•	Jens Holstein, since September 21, 2018 Member of the Audit Committee
•	Anthony Gibney, since February 6, 2018 Member of the Audit Committee
•	Katrin Uschmann, Member of the Audit Committee until February 6, 2018
•	Lina Ma
•	Mark Kübler, Member of the Audit Committee until September 21, 2018
•	Richard Brudnick, Non-Voting Observer Director since February 14, 2019 , subject to the approval at the Annual General Meeting of Shareholders in May 2019.

The compensation of the Group’s executive management comprises the following for the twelve months ending December 31:

	2016	2017	2018
	(in thousands of €)
Executive Management
Short-term employee benefits	604	1,987	2,524
Share-based payments	660	3,187	9,801
Total	1,264	5,174	12,325
Non-executive Board of Directors
Short-term employee benefits	—	81	238
Share-based payments	208	43	1,086
Total	208	124	1,324
Total Compensation	1,472	5,298	13,649

Remuneration of InflaRx’s executive management comprises fixed and variable components and share-based payment awards. In addition, the executive management receive supplementary benefits and allowances.

We entered into indemnification agreements with our directors and senior management. The indemnification agreements and our Articles of Association require us to indemnify our directors to the fullest extent permitted by law. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Insurance and indemnification” for a description of these indemnification agreements.

(d) Share-based payments

1.	Equity settled share-based payment arrangements

In the course of its historical financing rounds InflaRx GmbH established equity-settled share-based payment programs. Under these programs, the Company granted to its managing directors and senior executives options to acquire common shares. In total options covering 6,088 shares were granted. All of the options have vested. Those InflaRx GmbH options were converted into options covering 511,392 common shares of InflaRx N.V. at the initial public offering in November 2017. The exercise prices for each outstanding award is 0.01 € per share or less.

Under the terms and conditions of the stock option plan 2016 InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management and key employees. Prior to the initial public offering, the outstanding awards under the 2016 plan covered an aggregate of 1,239,252 common shares and the exercise price for each outstanding award was €7.81 per share (in each case after giving effect to the corporate reorganization in November 2017). Any additional awards available under the 2016 plan lapsed upon the closing of the Series D financing in October 2017. In 2016, InflaRx also established a share-based payment plan for its non-executive board members and granted options covering 484 shares. Grants under this plan were not subject to service or performance conditions.

In conjunction with the closing of its initial public offering, InflaRx N.V. established a new plan (‘2017 long-term incentive plan‘).The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 long term incentive plan equals 2,341,097 common shares. The number of share options under the plan was as follows:

2018
Number of stock options:
Outstanding at January 1, 2018	1,869,192
Granted in 2018	208,073
Forfeited in 2018	(26,256)
Outstanding at December 31, 2018	2,051,009
thereof vested	626,933
thereof exercised	—

In the fourth quarter, of 2018 75,000 stock options were awarded subject to a specified condition, which was satisfied in the first quarter of 2019, therefore, the expense for these stock options will occur in 2019.

On January 1, 2021 and on January 1 of each calendar year thereafter, an additional number of shares equal to 3% of the total outstanding common shares on December 31 of the immediately preceding year (or any lower number of shares as determined by the board of directors) will become available for issuance under equity incentive awards granted pursuant to the ‘2017 long-term incentive plan.‘

2.	Stock options exercised

In 2018 302,279 shares were issued following the exercise of stock options, resulting in proceeds to the Company of €452.0 thousand. All stock options exercised were granted under the stock option plan 2016 and before.

3.	Measurement of fair values of stock options granted

The fair value of options granted in 2018 under the 2017 long-term incentive plan was determined using the Black-Scholes valuation model. As the Company’s common shares are listed on the Nasdaq Global Select Market, the closing price of the common shares at grant date was used. Other significant inputs into the model are as follows (weighted average):

	Q1-2018	Q2-2018	Q3-2018	Q3-2018	Q4-2018
Parameters
Fair value at grant date
Per option (USD)	13.79	22.37	19.80	20.17	13.39
FX rate as of grant date	0.82	0.86	0.86	0.85	0.88
Per option (EUR)	11.24	19.23	16.96	17.15	11.75
Share price at grant date (USD)	22.75	37.85	32.40	33.06	26.02
Exercise price (USD)	22.75	37.85	32.40	33.06	26.02
Expected volatility	0.73	0.73	0.73	0.73	0.65
Expected life (midpoint based)	4.9	4.6	4.9	4.9	4
Expected dividends	—	—	—	—	—
Risk-free rate (interpolated, U.S. sovereign strips curve)	2.6%	2.7%	2.8%	3.0%	2.9%

Expected volatility has been based on an evaluation of the historical and implied volatility of a peer Group of companies The range of outcomes for the expected life of the instruments has been based on expectations on option holder behavior in the scenarios considered.

The dividend yield has no impact due to the anti-dilution clause as defined in the LTI.

Expenses are determined based on the number of stock options granted within a tranche and the vesting period of a tranche. This implies two effects:

•	the more options granted within a tranche, the higher expense of a tranche, and
•	the shorter the vesting period of a tranche, the higher expense of a tranche.

For example, 33.33% of all stock options granted are allocated to the first tranche which vests over 1 year after the Grant Date, whereas 8.33% of all stock options granted are allocated to the ninth tranche which vests over three years. Therefore the expenses recognized from the granted share options under the 2017 long-term incentive plan were € nil in 2016, €0.6 million in 2017, €12.1 million for 2018 and are anticipated to be €4.9 million for 2019 and €1.5 million for 2020.

In the twelve month periods ending December 31, 2018, 2017 and 2016, compensation expense was recognized from the following plans:

•	in 2018, €12.1 million resulting solely from the 2017 long-term incentive plan,
•	in 2017, €0.6 million from the 2017 long-term incentive plan and another €4.0 million resulting from 2016 option plan and the plans before,
•	In 2016, €0.9 million from 2016 option plan and the plans before.

None of the share-based payments awards were dilutive in determining earnings per share due to the Group’s loss position.

(e) Loss per share

Loss per common share is calculated by dividing the loss of the period by the weighted average number of common shares outstanding during the period. The weighted number of common shares outstanding for the financial year 2016 is 2,362,500, for 2017 is 9,410,524 common shares and for the financial year 2018 25,095,027 common shares.

(f) Protective foundation

According to the articles of association of the Company, up to 55,000,000 common shares and up to 55,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

The Company`s general meeting of shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to acquire up to 100% of the Company`s issued share capital held by others than the protective foundation, minus one share, pursuant to a call option agreement entered into between us and such foundation, in order to deter acquisition bids. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request us to provide, or cause the Company`s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company`s common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require us to cancel its preferred shares once the perceived threat to the Company and its stake-holders has been removed or sufficiently mitigated or neutralized. We are of the opinion that the call option does not represent a significant fair value based on a level 3 valuation, due to the fact that the preference shares are restricted in use and can be cancelled by us as stated above.

As of December 31, 2018, the Company expensed €83 thousand of ongoing costs to reimburse expenses incurred by the protective foundation.

(g) Summary of significant accounting policies

This section describes significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of InflaRx N.V. and its subsidiaries.

1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared on a historical cost basis except for share-based payments which are measured at fair value.

These financial statements are consolidated financial statements for the Group consisting of InflaRx N.V. and its subsidiaries. The financial statements are presented in euro (€). Euro is also the functional currency of InflaRx N.V.

All financial information presented in Euro has been rounded to the nearest thousand. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables by one thousand euros at a maximum.

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Group. They are deconsolidated from the date control ceases. The acquisition method of accounting is used to account for business combinations by the Group. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the accounting policies adopted by the Group.

The financial statements were authorized for issue by the board of directors on March 28, 2019. All press releases, financial reports and other information are available on the Investor on the Company`s website: www.inflarx.com

2.	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018:

•	IFRS 9 Financial Instruments
•	IFRS 15 Revenue from Contracts with Customers
•	Amendments to IFRS 2 - Classification and Measurement of Share-based Payments
•	Annual Improvements 2014-2016 cycle
•	Transfers to Investment Property – Amendments to IAS 40
•	Interpretation 22 Foreign Currency Transactions and Advance Consideration

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group applies in the financial statements, for the first time, IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, which require restatement of previous financial statements.

IFRS 15, Revenue from Contracts with Customers, replaces all current standards and interpretations dealing with revenue recognition and introduces a five-step model to account for revenue. As the Group is currently not generating revenues, the Group may only be affected by IFRS 15 in the future when entering into collaboration arrangements or similar transactions.

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. IFRS 9 further replaces the ‘incurred loss’ model in IAS 39 with a forward‑looking ‘expected credit loss’ (ECL) model. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability‑weighted basis. IFRS 9 requires new disclosures, in particular about credit risk and expected credit losses.

The Group applies IFRS 9 with an initial application date of January 1, 2018. Because the Group held on the initial application date only immaterial non-current financial assets, cash and cash equivalents, no trade receivables and no derivative financial instruments or financial liabilities, the impact of IFRS 9 is determined to be nil, except for the disclosures required. Classification for other receivables and cash and cash equivalents changed from “loans and receivables” (IAS 39) to “amortized cost” (IFRS 9).

The impact of IFRS 9 in the absence of material financial instruments was nil. A restatement of the consolidated statement of financial position as at January 1, 2018 was not necessary.

Most of the other amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

3.	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2018 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

•	IFRIC 23 Uncertainty over Tax Treatments.
•	Prepayment Features with Negative Compensation (Amendments to IFRS 9).
•	Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28).
•	Plan Amendment, Curtailment or Settlement (Amendments to IAS 19).
•	Annual Improvements to IFRS Standards 2015–2017 Cycle – various standards.
•	Amendments to References to Conceptual Framework in IFRS Standards.
•	IFRS 17 Insurance Contracts.
•	IFRS 16 Leases.

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The Group has analyzed all of the Group’s leasing arrangements over the last year in light of the new lease accounting rules in IFRS 16.

As at the reporting date, the Group has non-cancellable operating lease commitments of €575 thousand (see ‘3. Unrecognized items - (a) Operating lease obligations’). Of these commitments, approximately €10 thousand relate to short-term leases and €6 thousand to low value leases which will both be recognized on a straight-line basis as expense in profit or loss. For the remaining lease commitments, the Group expects to recognize right-of-use assets of approximately €791 thousand on January 1, 2019, lease liabilities of €791 thousand (after adjustments for prepayments and accrued lease payments recognized as at December 31, 2018). Overall net assets will stay approximately the same, and net current assets will be €240 thousand lower due to the presentation of a portion of the liability as a current liability.

The Group expects that net loss will decrease by approximately €5 thousand for 2019 as a result of adopting IFRS 16. Operating cash flows will increase and financing cash flows decrease by approximately €240 thousand as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

4.	Current and non-current distinction

The Group presents current and non-current assets and current and non-current liabilities as separate classifications in its balance sheet. Current assets include assets that are sold, consumed or realized as part of the normal operating cycle. The operating cycle of an entity is the time between the acquisition of assets for processing and their realization in the form of cash or cash equivalents. The Groups operating cycle is assumed to be 12 months. Some current liabilities, such as trade payables and some accruals for employee and other operating costs, are part of the working capital used in the entity’s normal operating cycle. Such operating items are classified as current liabilities even if they are due to be settled more than 12 months after the reporting period.

5.	Foreign currency transactions

Transactions in a foreign currency are initially translated into the respective functional currency using the spot rate prevailing on the dates of the transaction. Monetary items which are not denominated in the functional currency are subsequently translated using the rate applicable at the end of the period. The resulting currency gains and losses are recognized directly in profit or loss.

On consolidation, the assets and liabilities of foreign operations are translated into euros at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated with monthly average exchange rates during the reporting period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

6.	Research and development

Research and development expenses comprise third party services, wages and salaries, cost of materials, intellectual property related expenses, depreciation and amortization of relevant equipment and intangibles as well as overhead. Research and development expenses mainly consist of cost for clinical trials and manufacturing of our clinical drug product, additionally cost are incurred by pre-clinical activities as well as basic research activities.

Development expenses must be capitalized if the criteria of IAS 38 are met. In the periods presented, no development expenses were capitalized because management does not believe all the recognition criteria of IAS 38 had been met. This assessment is due to the general uncertainties in drug development and the unpredictability of regulatory requirements.

As research expenditure and development expenditure does not meet the recognition criteria they are treated as an expense when incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

7.	Employee benefits

(i) Short-term employee benefits

Liabilities for wages and salaries and cash bonuses are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet. A liability is recognized, if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii) Share-based payment transactions

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non- market performance conditions at the vesting date. For share-based payment awards with immediate vesting, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

9.	Government grants

The Group received government grants in 2018 and prior years on certain investments in non-current assets and the Group still receives grant funds on specified research and development activities. Income from government grants is recognized under ‘other income’ in the consolidated statement of comprehensive loss.

Income from the government grants is recognized at fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached terms and conditions. In prior years grants were collected together with investments in non-current assets, the income was deferred on a straight-line basis over the useful lives of the respective assets. Contributions supporting certain costs of research and development are recognized as income when respective reimbursable costs also are incurred.

10.	Lease arrangements

The Group leases various properties, laboratory and office equipment and cars. Rental contracts are typically made for fixed periods of one to five years but may have renewal options.

The lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease. Typically the Group’s contracts are falling under the criteria of operate leases.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the statement of profit or loss on a straight-line basis over the lease term.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

11.	Interest income

Interest income is derived from interest-bearing financial assets, including cash equivalents. Interest income from financial assets at fair value through profit and loss is included in the net fair value gains/(losses) on these assets. Interest income on cash and cash equivalents, financial assets at amortized cost calculated using the effective interest method is recognized in the statement of profit or loss as part of finance income.

12.	Intangible assets

Intangible assets mainly comprise purchased IT software. Intangible assets are initially measured at acquisition cost, including any directly attributable costs of preparing the asset for its intended use less accumulated amortization. Amortization begins when an asset is available for use and amortization is calculated using the straight-line method to allocate cost over the estimated useful lives. Software is amortized over three years. The useful lives of intangible assets are reviewed at each reporting date. The effect of any adjustment to useful lives is recognized prospectively as a change of accounting estimate. The Group only owns intangible assets with a definite useful life.

13.	Laboratory and office equipment

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

•	Laboratory equipment: three to 13 years
•	Office equipment: one to five years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘other income and expenses (net)’ in the consolidated statement of other comprehensive loss.

14.	Financial assets and liabilities (financial instruments)

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group’s financial liabilities comprise trade and other payables. The Group initially recognizes non-derivative financial liabilities on the date that they are originated and measures them at amortized cost using the effective interest rate method. The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

15.	Income taxes

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

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences associated with assets and liabilities if the transaction which led to their initial recognition is a transaction that is not a business combination and that affects neither accounting nor tax profit or loss.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are presented net if there is a legally enforceable right to offset.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Due to its stage of development, the Company does not report deferred tax assets on its consolidated statement of financial position.

16.	Fair Value Measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1, quoted prices in active markets for identical assets or liabilities.
•	Level 2, inputs other than quoted prices included within Level 1 that are observable for the instrument, either directly (as prices) or indirectly (derived from prices).
•	Level 3, inputs for instruments that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. Further information about the assumptions made in measuring fair values of share-based payments is included in “1. Equity settled share-based payment arrangements”.

The carrying amount of all financial instruments approximates their fair value.