Form 20-F/A
period 2018-12-31
InflaRx N.V.
filed 2019-03-29
CIK 1708688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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
Yes ☐          No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2018 of InflaRx N.V. (the “Company,” “we,” “our” or “us”), as originally filed with the U.S. Securities and Exchange Commission on March 28, 2019 (the “Original Annual Report”). We are filing this Amendment solely to (i) change the date of the Report of Independent Registered Accounting Firm (the “Accountants’ Report”) on page F-2 hereof to March 26, 2018 (from March 28, 2019); (ii) revise the penultimate sentence of Item 1 in Note 4(g) to our audited annual consolidated financial statements, appearing on page F-20, to read as follows: “The financial statements were authorized for issue by management on March 26, 2019.”; and (iii) in the Consolidated Statements of Cash Flows on page F-6, amend (x) the line item for “other non-cash adjustments” to read “421” instead of “(83)” and (y) the line item for “Interest received” to read “1,679” instead of “504.”

This Amendment does not reflect events occurring after the filing of the Original Annual Report and does not modify, update or restate the disclosure therein in any way other than to reflect the amendments described above. No other changes have been made in the Original Annual Report. The filing of this Amendment should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of filing of the Original Annual Report.  The exhibits to this Amendment include updated certificates in Exhibits 12.1, 12.2, 13.1 and 13.2, in each case to reflect the date of this Amendment.

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

4.5	InflaRx Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-221656) filed with the SEC on November 17, 2017).

8.1+	List of Subsidiaries.

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

101
The following materials from our Annual Report on Form 20-F for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

*	Filed herewith.

+	Previously filed.

†	Confidential treatment granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A on its behalf.

InflaRx N.V.

By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer and Director

Date: March 29, 2019

By:	/s/ Arnd Christ
	Name:	Arnd Christ
	Title:	Chief Financial Officer

Date: March 29, 2019

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
Leipzig, Germany
March 26, 2019

InflaRx N.V. and subsidiary
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2018, 2017 and 2016

	Note	2016	2017	2018
		(in thousands of €, except for per share data)
Operating Expenses
Research and development expenses		(5,278)	(14,415)	(25,028)
General and administrative expenses		(1,844)	(5,138)	(12,787)
Total Operating Expenses	1. (a)	(7,122)	(19,553)	(37,815)
Other income		238	116	304
Other expenses		(7)	(8)	(5)
Operating Result		(6,891)	(19,445)	(37,516)
Finance income		1	130	10,433
Finance expenses		(2,049)	(4,923)	(2,731)
Net financial Result	1. (a)	(2,048)	(4,793)	7,702
Loss for the period		(8,939)	(24,238)	(29,815)

Share information	4. (e)
Weighted average number of shares outstanding		2,363	9,411	25,095
Loss per share in euro (basic/diluted)		€(3.8)	€(2.6)	€(1.19)

Loss for the period		(8,939)	(24,238)	(29,815)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		1	0	51
Total comprehensive loss		(8,939)	(24,238)	(29,764)

The accompanying notes are an integral part of these financial statements.

InflaRx N.V. and subsidiary
Consolidated Statements of Financial Position as of December 31, 2018 and 2017

	Note	2017	2018
		(in thousands of €)
ASSETS
Non-current assets
Property, plant and equipment		173	625
Intangible assets		41	223
Non-current financial assets		20	207
Total non-current assets		234	1,055
Current assets
Current other assets	1. (c)	696	1,589
Current financial assets	1. (d)	0	101,184
Cash and cash equivalents	1. (f)	123,282	55,386
Total current assets		123,979	158,159
TOTAL ASSETS		124,213	159,214

EQUITY AND LIABILITIES
Equity	1. (e)
Issued capital		2,858	3,116
Share premium		161,639	211,022
Other capital reserves		6,225	18,310
Accumulated deficit		(51,293)	(81,107)
Other components of equity		0	50
Total equity		119,429	151,391
Non-current liabilities
Provisions		2	57
Government grants		15	11
Total non-current liabilities		17	68
Current liabilities
Employee Benefits		295	788
Social securities and current other tax liabilities		2	310
Trade and other payables	1. (d)	4,469	6,657
Total current liabilities		4,766	7,756
Total Liabilities		4,783	7,824
TOTAL EQUITY AND LIABILITIES		124,213	159,214

The accompanying notes are an integral part of these financial statements.

InflaRx N.V. and subsidiary
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2018, 2017 and 2016

	Note	Shares out- standing	Issued capital	Share pre-mium	Other capital reserves	Accumu- lated deficit	Other compo- nents of equity	Total equity
		(in thousands of €, except for share data)
Balance at January 1, 2016		2,362,500	31	0	457	(18,116)	9	(17,619)
Loss for the period		—	—	—	—	(8,939)	—	(8,939)
Total comprehensive loss		—	—	—	—	(8,939)	—	(8,939)
Transactions with owners of the Company
Contributions
Equity-settled share-based payment		—	—	—	868	—	—	868
Total Contributions		—	—	—	868	—	—	868
Total transactions with owners of the Company		—	—	—	868	—	—	868
Balance at December 31, 2016		2,362,500	31	0	1,325	(27,055)	9	(25,690)
Loss for the period		—	—	—	—	(24,238)	—	(24,238)
Exchange differences on translation of foreign operations		—	—	—	—	—	0	2
Total comprehensive loss		—	—	—	—	(24,238)	0	(24,238)
Transactions with owners of the Company
Contributions
Issue of common shares	1. (e)	7,068,129	848	90,055	—	—	—	90,903
Transaction costs		—	—	(9,115)	—	—	—	(9,115)
Equity-settled share-based payment	4. (d)	—	—	—	4,550	—	—	4,550
Total Contributions		7,068,129	848	80,940	4,550	—	—	86,338
Changes in ownership interests
Reorganization		16,482,071	1,978	80,698	350	—	—	83,026
Liquidation of a Subsidiary		—	—	—	—	—	(9)	(9)
Total changes in ownership interests		16,482,071	1,978	80,698	350	—	(9)	83,017
Total transactions with owners of the Company		23,550,200	2,826	161,638	4,900	—	(9)	169,355
Balance at December 31, 2017		23,812,100	2,857	161,639	6,225	(51,293)	0	119,429
Loss for the period		—	—	—	—	(29,815)	—	(29,815)
Exchange differences on translation of foreign operations		—	—	—	—	—	51	51
Total comprehensive loss		—	—	—	—	(29,815)	51	(29,764)
Transactions with owners of the Company
Contributions
Issue of common shares	1. (e)	1,850,000	222	52,769	—	—	—	52,991
Transaction costs		—	—	(3,801)	—	—	—	(3,801)
Equity-settled share-based payment	4. (d)	—	—	—	12,085	—	—	12,085
Share options exercised		302,279	36	416	—	—	—	452
Total Contributions		2,152,279	258	49,384	12,085	—	—	61,727
Total transactions with owners of the Company		2,152,279	258	49,384	12,085	—	—	61,727
Balance at December 31, 2018		25,964,379	3,116	211,022	18,310	(81,107)	50	151,391

The accompanying notes are an integral part of these financial statements.

InflaRx N.V. and subsidiary
Consolidated Statements of Cash Flows for the Years ended December 31, 2018, 2017 and 2016

	Note	2016	2017	2018
		(in thousands of €)
Operating activities
Loss for the period		(8,939)	(24,238)	(29,815)
Adjustments for:
Depreciation & Amortization		33	71	174
Net financial result	1. (a)	2,048	4,793	(7,702)
Share based payment expense	4. (d)	868	4,550	12,085
Effects of exchange rate changes on financial assets		—	(61)	(2,387)
other non-cash adjustments		(2)	24	421
Changes in:
Current other assets		(74)	(523)	(894)
Current financial assets		(22)	154	(316)
Provisions				55
Government grants		(4)	(4)	(4)
Employee benefits		113	129	493
Social securities and current other tax liabilities		18	(30)	310
Trade and other payables		1,181	2,917	2,188
Interest received		0	66	1,679
Interest paid		(212)	0	0
Net cash flows from operating activities		(4,992)	(12,152)	(23,712)
Investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment		(53)	(149)	(806)
Cash outflow for the investment in non-current other financial assets		—	(19)	(210)
Proceeds from the disposal of non-current other financial assets		—	—	22
Proceeds from the disposal of current financial assets		—	—	7,990
Purchase of current & non-current financial assets	1. (d), 2 (b)	—	—	(106,445)
Net cash flows used in investing activities		(53)	(167)	(99,451)
Financing activities
Proceeds from issuance of share capital		—	90,904	53,443
Transaction cost from issuance of share capital		—	(9,115)	(3,801)
Proceeds from issuance of preferred shares		30,860	27,012	—
Net cash flows from financing activities		30,860	108,801	49,642
Effect of exchange rate changes		1	(2,317)	5,626
Change in cash and cash equivalents		25,815	94,165	(67,896)
Cash and cash equivalents at beginning of period		3,302	29,117	123,282
Cash and cash equivalents at end of period	1. (f)	29,117	123,282	55,386

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

The financial statements were authorized for issue by management on March 26, 2019. All press releases, financial reports and other information are available on the Investor on the Company`s website: www.inflarx.com

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