Form 20-F
period 2019-12-31
InflaRx N.V.
filed 2020-04-29
CIK 1708688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

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

Arnd Christ,
Chief Financial Officer
Tel: (+49) 89 4141 897 800
Frauenhoferstr. 22, 82152 Martinsried, Germany

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Jason M. Marks,
Chief Legal Officer & General Counsel
c/o InflaRx Pharmaceuticals, Inc.
600 South Wagner Rd
Ann Arbor, MI 48103
Phone: (609) 212-1900
Fax: (917) 398-1957

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, nominal value €0.12 per share	IFRX	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding common shares as of December 31, 2019 was 26,105,255.

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

Yes ☒	No ☐

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

InflaRx N.V.

i

ii

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F, or this Annual Report, to “InflaRx N.V.,” “InflaRx,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries.

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

In this Annual Report, unless otherwise indicated, translations from U.S. dollars to euros (and vice versa) relating to payments made on or before December 31, 2019 were made at the rate in effect at the time of the relevant payment.

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

Industry and Other Data

We obtained the industry, statistical and market data in this Annual Report from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third-parties. All of the market data used in this Annual Report involves a number of assumptions and limitations. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “ITEM 3.  KEY INFORMATION: — D. Risk factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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

•
the timing and outcome of any discussions or submission of filings for regulatory approval of IFX-1 or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of IFX-1 for any indication;

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

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3.  KEY INFORMATION: — D. Risk factors.” section of this Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this Annual Report.

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

Dutch civil procedure differs substantially from U.S. civil procedure in a number of respects. Insofar as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third-parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under Dutch law.

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

The consolidated statement of comprehensive loss data as of December 31, 2019, 2018, 2017, 2016 and 2015 and  the consolidated statement of financial position data for each of the years then ended are derived from our consolidated financial statements included elsewhere in this Annual Report, which have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft.

Financial information presented in the consolidated financial statements of InflaRx N.V. for periods prior to the completion of our corporate reorganization is that of InflaRx GmbH, our wholly-owned subsidiary. The consolidated financial statements of InflaRx N.V. are a continuation of the historical consolidated financial statements of InflaRx GmbH.

We maintain our books and records in euros, and we prepare our financial statements under IFRS, as issued by the IASB.

Consolidated statement of comprehensive loss data

	For the year ended December 31,
	2019	2018	2017	2016	2015
			(in €)
Operating Expenses
Research and development	(44,582,136)	(25,028,554)	(14,414,628)	(5,278,252)	(3,476,939)
General and administrative	(12,501,048)	(12,786,869)	(5,138,498)	(1,844,248)	(438,403)
Total Operating Expenses	(57,083,184)	(37,815,422)	(19,553,126)	(7,122,500)	(3,915,342)
Other income/(expenses)-net	315,011	299,058	107,881	231,601	133,998
Operating Result	(56,768,173)	(37,516,364)	(19,445,245)	(6,890,899)	(3,781,344)
Net financial result	3,513,355	7,701,731	(4,792,503)	(2,048,422)	(1,135,640)
Loss before income taxes	(53,254,817)	(29,814,634)	(24,237,748)	(8,939,320)	(4,916,984)
Income taxes	—	—	—	—	—
Loss for the period	(53,254,817)	(29,814,634)	(24,237,748)	(8,939,320)	(4,916,984)
Net loss per common share, basic and diluted (1)	(2.1)	(1.2)	(2.6)	(3.8)	(2.1)
Weighted average number of shares used to compute net loss per common share, basic and diluted	26,004,519	25,095,027	9,410,524	2,362,500	2,362,500

(1)	There are no dilutive instruments outstanding

Consolidated statement of financial position data

	As of December 31,
	2019	2018	2017	2016	2015
			(in €)
Cash and cash equivalents	33,131,280	55,386,240	123,281,888	29,116,737	3,301,715
Total assets	121,576,558	159,214,161	124,213,006	29,517,321	3,586,105
Total liabilities	14,429,886	7,823,590	4,784,189	55,206,855	21,204,322
Total equity	107,146,673	151,390,571	119,428,816	(25,689,533)	(17,618,216)

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

We incurred net losses of €53.3 million, €29.8 million and €24.2 million for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, our accumulated deficit as of December 31, 2019 was €134.4 million.

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

We anticipate that our expenses might increase if and as we:

•
continue to develop and conduct clinical trials with respect to our lead product candidate, IFX-1, including in connection with the evaluation of any additional clinical development in HS, in connection with the ongoing Phase II clinical trials in AAV and Pyoderma Gangraenosum, or PG as well as planned Phase II studies in oncology;

•	initiate and continue research, preclinical and clinical development efforts for any future product candidates, including IFX-2;

•	actively seek to identify additional research programs and additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

•	require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization;

•	collaborate with strategic partners to optimize the manufacturing process for IFX-1 and IFX-2;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as clinical, quality control and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company.

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

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. For example, for the years ended December 31, 2019 and December 31, 2018, we used €43.2 million and €23.7 million, respectively, in net cash for our operating activities, most of which were related to research and development activities. We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for and seek marketing approval for, our current product candidates or any future product candidates, including those that we may acquire. In particular, we will incur significant expenses if we conduct a Phase III clinical trial of IFX-1 in patients with HS and Phase II clinical trials in AAV, and PG, initiate a Phase II in oncology and initiate new research and preclinical development efforts. In addition, if we obtain marketing approval for any of our product candidates, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. Furthermore, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We plan to use our cash on hand primarily to fund clinical development of IFX-1 for the treatments of rare and inflammatory and defined oncology diseases such as HS, AAV, PG, oncology and for other indications and for working capital and other general corporate purposes. We will be required to expend significant funds in order to advance the development of IFX-1 in later stages of clinical development, as well as other product candidates we may seek to develop, including IFX-2. While we intend to focus on developing IFX-1 for these indications, we are also evaluating IFX-1 for a number of additional medical indications. As a result, although we may make substantial expenditures on IFX-1 for such indications, we may cease development efforts on some or all of such indications prior to approval, if any. However, any future development activities for our pipeline product candidates will depend heavily on the clinical and marketing success of IFX-1 in any indication.

Our existing cash and cash equivalents will not be sufficient to fund all of the efforts that we plan to undertake or to fund the completion of development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, royalty-based financings, collaborations and licensing arrangements or other sources. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts and on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of IFX-1 or any of our other product candidates or potentially discontinue operations altogether. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategy.

We believe that our existing cash, cash equivalents and marketable securities will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 24 months. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

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

We expect our expenses may increase in connection with expansion of operations. To the extent that we raise additional capital through the issuance of common shares, convertible securities or other equity securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common shareholder. In addition, debt financing, if available, may result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations or marketing, distribution or licensing arrangements with third-parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We commenced operations in 2008. Our operations to date have been limited to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, IFX-1. We have not yet demonstrated an ability to successfully conduct late-stage clinical trials, obtain marketing approvals, manufacture a commercial-scale product, or arrange for a third-party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

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

IFX-1 is a novel therapeutic antibody and its potential therapeutic benefit is unproven, and C5a inhibition to treat complement-mediated autoimmune and inflammatory diseases has not been validated. In the recently completed Phase IIb trial, IFX-1 did not meet the primary endpoint as it did not demonstrate a statistically significant dose-dependent effect on Hidradenitis Suppurativa Clinical Response (HiSCR) rate at week 16. There is no approved therapy inhibiting C5a activation and, as a result, the regulatory pathway for IFX-1 may present novel issues that could cause delays in development or approval. For example, the results of the Phase IIb trial of IFX-1 call into question the validity of the HiSCR and how to measure the therapeutic benefit of IFX-1 in HS. If we cannot obtain alignment with regulatory authorities for the further development of IFX-1 in HS, we may be unable to successfully develop, obtain regulatory approval for and commercialize IFX-1 for HS. We have not yet succeeded and may never succeed in demonstrating efficacy and safety for IFX-1 in pivotal clinical trials or in obtaining marketing approval thereafter for HS or any other indication. If we are unsuccessful in our development efforts, we may not be able to advance the development of our product candidates, commercialize products, raise capital, expand our business or continue our operations.

We are heavily dependent on the success of IFX-1, our lead product candidate, and if IFX-1 does not receive regulatory approval or is not successfully commercialized, our business will be harmed.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to IFX-1, which is currently our only product candidate in active clinical development. Accordingly, our business currently depends heavily on the successful development, regulatory approval and commercialization of IFX-1. We cannot be certain that IFX-1 will receive regulatory approval or be successfully commercialized even if we receive regulatory approval for any indication, due in part because IFX-1 remains in early stages of clinical development and in a Phase IIb trial of IFX-1 in HS failed to reach its primary endpoint. Thus, it may be years before we are in a position to seek regulatory approval for IFX-1 in any indication. Moreover, we may not be successful in our efforts to expand the approval, if any, of IFX-1 for other indications. If we were required to discontinue development of IFX-1 for any indication or if IFX-1 does not receive regulatory approval or fails to achieve significant market acceptance, we would be delayed by many years in our ability to achieve profitability, if ever. In addition, our ability to develop additional product candidates in our pipeline could be significantly hindered.

Clinical failure may occur at any stage of clinical development, and the results of our clinical trials may not support our proposed indications for our product candidates.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and preclinical testing. Moreover, success in clinical trials in a particular indication does not ensure that a product candidate will be successful in other indications, even for the same underlying disease. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after promising results in earlier preclinical studies or clinical trials or successful later-stage trials in other related indications, including in the context of controlling complement activation through C5 and C5a or C5aR inhibition. For example, while others in our industry have attempted to develop C5a-specific antibodies, there is currently no approved therapy inhibiting C5a. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events as well as lack of efficacy and patient benefit as reported by clinical trial investigators. In particular, development of antibodies that target C5a rather than C5 to control complement activation is comparatively novel, and there is currently no approved therapy specifically targeting C5a. As a result, inhibition of C5a rather than C5, which blocks signaling to the two receptors C5aR and C5L2, may have unforeseen consequences or negative results that may lead to clinical failure or withdrawal in later stages of our product candidate development. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and initial clinical trials for a variety of reasons, including differences in patient populations, changes in trial protocols and complexities of larger, multi-center trials among others. For example, our Phase IIb trial for IFX-1 in HS did not meet its primary endpoint. A failure of a clinical trial to meet its predetermined endpoints may cause us to abandon a product candidate or an indication and may delay development of any other product candidates. Any delay in, or termination of, our clinical trials will delay the submission of the Biologics License Application, or BLA, to the FDA, the marketing authorization application to the EMA or other similar applications with other relevant foreign regulatory authorities and, ultimately, our ability to commercialize any of our product candidates and generate revenue.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do, and reducing or eliminating our commercial opportunity.

The development and commercialization of new products is highly competitive. We expect that we, and any future collaborators, will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to any of our product candidates that we, or any future collaborators, may seek to develop or commercialize in the future. For example, other pharmaceutical companies may commence development efforts for product candidates targeting the same indications as IFX-1, including HS, AAV, PG or indications in the oncology field, or any other indications we may target. See “ITEM 4.  INFORMATION ON THE COMPANY—B. Business overview—Competition.” If IFX-1 proves to be effective and is approved for use in patients with HS, IFX-1 may compete with adalimumab or any other treatment approach which is currently under development in HS and obtains approval. For example, in the area of HS treatment, in addition to adalimumab, IFX-1 may compete with bermekimab, a monoclonal antibody being developed by XBiotech Inc. that was acquired  by Janssen Biotech, targeting interleukin-1 alpha, for which XBiotech is enrolling a Phase II randomized, double-blind, placebo-controlled clinical trial, as well as bimekizumab, a monoclonal antibody blocking interleukin-17AF, for which UCB Pharma recently completed a Phase II clinical trial, secukinumab, a monoclonal antibody blocking interleukin 17A, for which Novartis International has initiated two Phase III clinical studies, Iscalimab, an Anti-Cd40 monoclonal antibody and LYS006 a small molecule that Novartis International has initiated a Phase II clinical study including two different treatment arms, guselkumab, a monoclonal antibody being developed by Janssen Research and Development blocking interleukin 23, for which Janssen is currently running a Phase II study and INCB 54707, for which Incyte Corporation has recently completed a Phase IIa open label study and is recruiting for a Phase II dose-escalation, placebo-controlled study. Abbvie Inc., a global pharmaceutical company (“Abbvie”) has also initiated a Phase II, 190 patient, study to evaluate the safety and efficacy of 2 dose levels of risankizumab in HS.  The primary endpoint will be evaluated at 16 weeks using the HiSCR.

In the area of AAV treatment and HS treatment, IFX-1 may compete with avacopan, a C5aR inhibitor being developed by Chemocentryx targeting multiple severe and rare inflammatory disorders. Though it acts through a different mechanism of action than IFX-1, avacopan has demonstrated the potential to induce remission in AAV patients and has recently completed a Phase III clinical trial. Chemocentryx also has a Phase IIb clinical trial ongoing in HS. There are additional drugs currently being developed for treatment of AAV which may be approved in the future.  AstraZeneca recently initiated a Phase III study with benralizumab, a monoclonal antibody targeting interleukin-5 and interleukin-5R in a type of AAV, eosinophilic granulomatosis with polyangiitis. If approved for the treatment of AAV, IFX-1 would also face competition from current therapies, including corticosteroids, azathioprine, methotrexate, mycophenolate mofetil or rituximab. In addition, several product candidates in development by other pharmaceutical companies targeting C5a have failed or remain in early stages of development, with future development unclear. If approved for the treatment of PG, IFX-1 would potentially face competition from currently used therapies, such as glucocorticoids, cyclosporin or other immunosuppressive therapies. We are not aware of any C5 or C5a or C5aR inhibitor being under development for the treatment of PG. We are also not aware of any other company currently developing a drug in PG for the US or European market; however data does exist with current approved and development stage products.  Janssen’s Remicade (infliximab) has been used several clinical studies in PG.  The largest placebo-controlled trial with infliximab (13 patients received infliximab and 17 patients received placebo) was published in 2005 showing benefit in PG, but no formal clinical development has initiated.  XBiotech completed a Phase II study in 2017 with bermekimab, but no data has been announced or presented.  In addition, in December 2018 an investigator sponsored trial at Ohio State University completed a study using Taltz (ixekizumab) in PG but results have not been made public.  Also, Technische Universitat Munchen is evaluating the use of Cosentyx (secukinumab) for PG.  Outside the US and EU in Japan, Abbvie has filed for approval with Humira (adalimumab) from a Phase III open label study with 20 Japanese patients with active ulcers. As a result of the current competitive landscape, complement-mediated treatments, such as eculizumab, currently remain focused on C5 inhibition. However, as the area of terminal complement activation further develops, particularly if IFX-1 is approved for commercialization, our competitors may seek to develop their own product candidates targeting C5a.

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

The clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of product development.  It is possible that even if one or more of our product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. For instance, in the Phase IIb Shine trial, we failed to meet the primary endpoint utilizing the HiSCR, due in part, to a placebo efficacy rate of approximately 47%. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of or intolerability caused by our product candidate, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case. In addition, our product candidates are all in early stages of development or clinical testing. As a result, it may be years before any of our product candidates receives regulatory approval, if at all, and additional clinical trials may fail to demonstrate safety, efficacy or tolerability for our targeted indications.

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

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay, denial or withdrawal of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. In addition, many of the patients that we enrolled in our clinical trials of IFX-1 for HS suffer from serious pre-existing disorders. While such disorders may lead to serious adverse events during trial periods that may be found to be unrelated to IFX-1, such events may create a negative safety perception and adversely impact market acceptance of IFX-1 following any approval. For example, in our Phase IIa and IIb clinical trials of IFX-1 for HS, we observed several adverse events, even though they were judged not to be related to IFX-1 administration by the investigator.

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

Any of these events could harm our business and operations and could negatively impact our share price.

  Our product candidates are either chimeric or humanized antibody proteins that could cause an immune response in patients, resulting in the creation of harmful or neutralizing antibodies against these therapeutic proteins.

In addition to the safety, efficacy, manufacturing, and regulatory hurdles faced by our product candidates, the administration of proteins such as monoclonal antibodies that are chimeric or humanized, including our product candidates IFX-1 and IFX-2, respectively, can cause an immune response, resulting in the creation of antibodies against the therapeutic protein. These anti-drug antibodies can have no effect or can neutralize the effectiveness of the protein or require that higher doses be used to obtain a therapeutic effect. Whether anti-drug antibodies will be created and how they react can often not be predicted from preclinical or even clinical studies, and their detection or appearance is often delayed. As a result, neutralizing antibodies may be detected at a later date or upon longer exposure of patients with our product candidates, such as following more chronic administration in longer lasting clinical trials. In some cases, detection of such neutralizing antibodies can even occur after pivotal clinical trials have been completed. Therefore, there can be no assurance that neutralizing antibodies will not be detected in future clinical trials or at a later date upon longer exposure (including after commercialization). If anti-drug antibodies reduce or neutralize the effectiveness of our product candidates, the continued clinical development or receipt of marketing approval for any of our product candidates could be delayed or prevented and, even if any of our product candidates is approved, their commercial success could be limited, any of which would impair our ability to generate revenue and continue operations. Low levels of anti-drug antibodies were detected in the Phase IIB Shine Study.

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

The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We, and any future collaborators, are not permitted to market our product candidates in the United States or in other countries until we, or they, receive approval of a BLA from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any product candidate in the United States or in any other jurisdiction. We have limited experience in conducting and managing the clinical trials necessary to obtain marketing approvals, including FDA approval of a BLA. Further, there is no prior history of regulatory approval for product candidates targeting C5a inhibition. In addition, while in the past a product was approved for HS using HiSCR as the primary endpoint, in our Phase IIb trial of IFX-1 in HS, for which HiSCR was the primary endpoint and was not met, we developed concerns about HiSCR as an endpoint. We intend to discuss with the FDA the use of an alternative endpoint to HiSCR as the primary endpoint in a potential future clinical trial of IFX-1 for HS. However, there is no guarantee that the FDA will permit us to do so. As a result, the regulatory pathway for IFX-1 is unclear.

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

Some of our conclusions regarding the potential efficacy of IFX-1 are based on retrospective analyses, which are generally considered less reliable indicators of efficacy than pre-specified analyses.

Following completion of our international SHINE Phase IIb study investigating the safety and efficacy of IFX-1 in patients suffering from moderate to severe Hidradenitis Suppurativa (HS), in which the primary endpoint was not met, we performed a post-hoc analysis. That analysis showed multiple signals of efficacy for the IFX-1 high dose group compared to the placebo group within the initial phase of the SHINE study, including reductions in all combined inflammatory lesions and draining fistula and on the International Hidradenitis Suppurativa Severity Score 4 (IHS4). The IHS4 scores all inflammatory lesions and has been developed by an international expert group to score severity and track treatment response, although it has not been utilized as a primary endpoint in late stage clinical trials in HS, nor has it served as the basis of regulatory approval of a product for HS.

Although we believe that these additional analyses were warranted, a retrospective analysis performed after unblinding trial results can result in the introduction of bias if the analysis is inappropriately tailored or influenced by knowledge of the data and actual results. In particular, the analysis that resulted in a clinically meaningful effect being observed was not pre-specified in the trial design.

Because of these limitations, regulatory authorities typically give greatest weight to results from pre-specified analyses and less weight to results from post-hoc, retrospective analyses. As a result, even if IFX-1 provides confirmatory results for the high dose group compared to the placebo group, the post-hoc nature of our analysis could negatively impact the evaluation by the EMA or the FDA.

We depend on enrollment of patients in our clinical studies for our product candidates. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We will also be required to identify and enroll a sufficient number of patients with HS, AAV, PG and within our planned oncology indication for our planned clinical trials of IFX-1 in these indications. Some of these are rare disease indications or indication with a relatively small patient population. Trial participant enrollment could be limited in future trials given that many potential participants may be ineligible because they are already undergoing treatment with approved medications, or are participating in other clinical trials.

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

We have experienced slower recruitment in the clinical trials of IFX-1 for AAV and PG than anticipated because of low disease prevalence and difficulties in diagnosis. Further delays in the completion of any clinical trials will increase our costs, slow down our product candidate development and delay or potentially jeopardize our ability to commence marketing and generate revenue. In addition, we may not be able to initiate or continue clinical trials required by the FDA, EMA or other foreign regulatory agencies for IFX-1 or any of our other product candidates that we pursue if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials.

Even if one of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

Even if IFX-1 or any of our other product candidates is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. As a general proposition, physicians are often reluctant to switch their patients from existing therapies (such as for the treatment of HS) even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching therapy or they are required to switch therapies due to lack of reimbursement for existing therapies. Adalimumab is the only drug approved for the treatment of HS, and even if we are able to obtain marketing approval of IFX-1 for the treatment of HS, we may not be able to successfully convince physicians or patients to switch from adalimumab to IFX-1. Further, we may face a lack of acceptance by the physician community of the efficacy of targeting C5a to inhibit terminal complement activation compared to targeting C5, which is well established in clinical practice (such as eculizumab). In addition, IFX-1 may not be accepted by physicians or patients if we cannot demonstrate, or if IFX-1 is perceived as not having, strong duration of effect, including compared to existing treatments for HS. The duration of effect of IFX-1 has only been studied prospectively for durations less than the expected duration of any pivotal Phase III clinical trials that we may undertake in the future. It is possible that the effects seen in shorter term clinical trials will not be replicated at later time points or in larger clinical trials. Further, even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA and other regulators, safety concerns in the medical community may hinder market acceptance.

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

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Therefore, our ability, and the ability of any future collaborators, to commercialize any of our product candidates will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from third-party payors including government health administration authorities and public or private health coverage insurers. Third-party payors decide which medications they will cover and establish reimbursement levels. We cannot be certain that reimbursement will be available for IFX-1 or any of our product candidates. Also, we cannot be certain that less fulsome reimbursement policies will not reduce the demand for, or the price we can charge for, our products, if approved. The insurance coverage and reimbursement status of newly-approved products for orphan diseases is particularly uncertain and failure to obtain or maintain adequate coverage and reimbursement for IFX-1 or any other product candidates could limit our ability to generate revenue.

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

We currently have no marketing, sales or distribution capabilities and have limited sales or marketing experience within our organization. If any of our product candidates is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize any such candidate, or to outsource this function to a third-party. Either of these options would be expensive and time consuming. Some or all of these costs may be incurred in advance of any approval of our product candidates, including our lead candidate IFX-1. In addition, we may not be able to hire a sales force in the United States, Europe or other target market that is sufficient in size or has adequate expertise in the medical markets that we intend to target. These risks may be particularly pronounced due to our focus on our initial indications of HS and AAV for IFX-1, as well as additional focus on PG and oncology, each of which are disease areas with relatively small patient populations. Any failure or delay in the development of our or third-parties’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of IFX-1 and other future product candidates.

With respect to our existing and future product candidates, we may choose to collaborate with third-parties that have direct sales forces and established distribution systems, either to augment or to serve as an alternative to our own sales force and distribution systems. Our product revenue may be lower than if we directly marketed or sold any approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third-parties, which may not be successful and are generally not within our control. If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize any approved products. If we are not successful in commercializing any approved products, our future product revenue will suffer and we may incur significant additional losses.

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

The risk of failure for IFX-1 and any other future product candidates we may develop is high. It is impossible to predict when or if IFX-1 will prove to be effective and safe in humans or will receive regulatory approval for the treatment of HS, AAV, PG, an oncology indication or other new indications. Additionally, before regulatory authorities grant marketing approval for IFX-1, for any future indications, or any future product candidate that we seek to develop, we will be required to conduct extensive clinical trials to demonstrate safety and efficacy in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. With regard to a potential Phase III clinical trial in HS, it is unclear whether FDA will approve an alternative primary endpoint, change in dosage, and even in the event approval is received, how many trials and patients will be required for approval. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

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

We are evaluating applications for orphan drug designation for IFX-1 in various indications, but we may be unable to obtain any such designation or to maintain the benefits associated with orphan drug status, including market exclusivity, even if that designation is granted.

We are evaluating applications for orphan drug designation for IFX-1 in various indications, and we may seek orphan drug designation for other preclinical product candidates in our pipeline or that we may develop. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the FDA review and approval process. Although we are evaluating applications for orphan drug designation in various indications, there can be no assurance that we will obtain such designations. Moreover, obtaining orphan drug designation for one indication does not mean we will be able to obtain such designation for another indication.

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

If we or our partners fail to comply with regulatory requirements or to obtain and maintain required approvals, our target market will be reduced, including if we are unable to market IFX-1 for the treatment of HS in Europe or elsewhere, and our ability to realize the full market potential of our product candidates will be harmed.

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

Efforts to ensure that our business arrangements with third-parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including our relationships with physicians and other healthcare providers, some of whom may recommend, purchase or prescribe IFX-1, if approved, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations.

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

•
a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 75% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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

Outside of the United States, international operations are generally subject to extensive governmental price controls and other market regulations. In many countries, such as countries of the European Union, the pricing of prescription pharmaceuticals is subject to varying price control mechanisms, often as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we, or any future collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates, and we believe the increasing emphasis on cost-containment initiatives in the Europe Union has and will continue to put pressure on the pricing and usage of our product candidates. As a result, given the relatively smaller target markets for HS and AAV, our initial indications for IFX-1, in the Europe Union and elsewhere outside the United States, any reduced reimbursement for such product candidates may be insufficient for us to generate commercially reasonable revenue and profits and would adversely affect our financial condition and results of operations.

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

Risks related to our dependence on third-parties

We rely on third-parties to conduct our clinical trials. If they do not perform satisfactorily, our business could be harmed.

We do not independently conduct clinical trials of any of our product candidates. We rely on third-parties, such as contract research organizations, or CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct these clinical trials and expect to rely on these third-parties to conduct clinical trials of any other product candidate that we develop. Any of these third-parties may terminate their engagements with us under certain circumstances. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, there is a natural transition period when a new contract research organization begins work. As a result, delays would likely occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects.

Further, although our reliance on these third-parties for clinical development activities limits our control over these activities, we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. For example, notwithstanding the obligations of a CRO for a trial of one of our product candidates, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA, the EMA and potentially other regulatory agencies of different countries require us to comply with requirements, commonly referred to as Good Clinical Practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA and regulatory agencies inside the European Union and other regulatory agencies enforce these GCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites and IRBs. If we or our third-party contractors fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other regulatory agencies may require us to perform additional clinical trials before approving our product candidates, which would delay the marketing approval process. We cannot be certain that, upon inspection, the FDA or other regulatory agencies will determine that any of our clinical trials comply with GCPs. We are also required to register clinical trials and post the results of completed clinical trials on a government-sponsored database, such as ClinicalTrials.gov in the United States, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, the third-parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third-parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. In such an event, our financial results and the commercial prospects for any product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.

We are subject to manufacturing risks and use of third-parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates, products, or necessary quantities at an acceptable cost.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. As a result, we currently rely on third-parties located in China for supply of IFX-1. Our current strategy is to outsource all manufacturing of our product candidates and products to third-parties while conducting certain quality control tests within our in-house manufacturing processes. As a result of the current global pandemic, the supply chain and manufacturing in China may impact our operations.

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

We currently engage third-party manufacturers to provide the final drug product formulation of IFX-1 that is being used in our clinical trials. Although we believe that there are several potential alternative manufacturers who could manufacture IFX-1, we may incur added costs and delays in identifying and qualifying any such replacement. We currently have a sole manufacturer for the clinical supply of IFX-1, which is located in China. There is no assurance that we will be able to timely secure needed alternative supply arrangements on satisfactory terms, or at all. Our reliance on one manufacturer and our failure to secure alternative supply arrangements as needed could have a material adverse effect on our ability to complete the development of our product candidates or, to commercialize them, if approved. There may be difficulties in scaling up to commercial quantities or optimization of processes and formulation of IFX-1 and the costs of manufacturing could be prohibitive. The current pandemic, impacting China and the globe, could impact supply, depending on how much is required for ongoing and future trials, as well as, any potential commercialization.

Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks beyond our control, including, but not limited to:

•	reliance on third-parties for manufacturing process development, regulatory compliance and quality assurance;

•	costs and validation of new equipment and facilities required for additional scale-up or optimization of processes;

•	failure to comply with cGMP and similar foreign standards;

•	limitations on supply availability resulting from capacity and scheduling constraints of third-parties;

•	lack of qualified backup suppliers for those components that are currently purchased from a sole or single source supplier;

•	closures and restrictions on critical facilities resulting from public health crises;

•	the possible breach of manufacturing agreements by third-parties because of factors beyond our control; and

•	the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to us, and our ability to obtain alternative supply.

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

Thus, our laboratories and our quality control system and related documentation and personnel, are also subject to frequent governmental inspections to assure adherence to GMP guidelines and to maintain our manufacturing and importing license. Related to these activities, there are risks which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects, including, but not limited to, the following risks:

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

Our third-party manufacturers, or we, may not be able to comply with the cGMP regulatory requirements applicable to IFX-1 and biologics, including applicable provisions of the FDA’s drug cGMP regulations, device cGMP requirements embodied in the Quality System Regulation, or QSR, or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or voluntary recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly affect supplies of our product candidates. In addition, our third-party manufacturers and suppliers and we are subject to FDA and other local regulatory authority inspection from time to time. Failure by our third-party manufacturers and suppliers or us to pass such inspections and otherwise satisfactorily complete the FDA approval regimen with respect to our product candidate may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses. In addition, we and our third-party manufacturers and suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of waste products, and failure to comply with such laws and regulations could result in significant costs associated with civil or criminal fines and penalties for such third-parties. Based on the severity of the regulatory action, our clinical or commercial supply of drug and packaging and other services could be interrupted or limited, which could have a material adverse effect on our business, including our clinical research activities and our ability to develop our product candidates and market our products following approval, if any.

If any third-party manufacturer of our product candidates is unable to increase the scale of its production of our product candidates, and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed.

In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of IFX-1 or any of our other product candidates in our pipeline or that we may develop, our third-party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of the product. The transition to larger scale production could prove difficult or costly. Further, any claims in our manufacturing process as a result of scaling up or optimization of the manufacturing, supply and fill process may result in the need to obtain regulatory approvals. If our third-party manufacturers are not able to optimize manufacturing process to increase the product yield for our product candidates, or are unable to produce increased amounts of our product candidates while maintaining the quality of the product, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits. Difficulty in achieving commercial scale-up production or production optimization or the need for additional regulatory approvals as a result could have a material adverse impact on our business and results of operations.

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

If we enter into collaborations with third-parties for the development and commercialization of our product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

We expect to maintain existing collaborations and enter into additional collaborations for the development and commercialization of certain of our product candidates and in certain geographies. For example, InflaRx has recently entered into a clinical trial and supply agreement with Merck (known as MSD outside the US and Canada) relating to an undisclosed indication in oncology. We may have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

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

•	collaborators could independently develop, or develop with third-parties, products that compete directly or indirectly with our product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•
disagreements with collaborators, including disagreements over proprietary rights, including trade secrets and other intellectual property, contract interpretation, or the preferred course of research and development might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•
collaborators may not properly prosecute, maintain, defend or enforce our intellectual property rights or may use our proprietary information or other intellectual property in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or expose us to potential litigation;

•	collaborators may infringe, misappropriate or otherwise violate the intellectual property rights of third-parties, which may expose us to litigation and potential liability;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

•
collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

We may be unsuccessful in evaluating material risks involved in future acquisitions.

We may, in the future, acquire companies and/or platforms that are complementary to our operational and customer needs. As part of the process, we may conduct business, legal and financial due diligence to identify and evaluate material risks involved in any particular transaction. Despite these efforts, we may be unsuccessful in ascertaining or evaluating all such risks. As a result, the intended advantages of any given acquisition may not be realized. If we fail to identify certain material risks from one or more acquisitions we may be exposed to significant costs and our business could be negatively impacted.

Risks related to our intellectual property

Our success depends on our ability to protect our intellectual property and proprietary anti-C5a technology.

Our success depends in large part on our ability to obtain, maintain, protect, defend and enforce patent, trade secret and other intellectual property protection in the United States and other countries with respect to IFX-1 and other proprietary product candidates. If we do not adequately protect, maintain, defend and enforce our intellectual property rights, competitors may be able to erode, negate or preempt any competitive advantage we may have, which could adversely affect our business and ability to achieve profitability. To seek to protect our proprietary position, we file patent applications in the United States and in certain other countries related to our novel product candidates that are important to our business. The patent application and approval process is expensive and time-consuming and we may not be able to file and prosecute all necessary or desirable patent applications and obtain and maintain issued patents at a reasonable cost or in a timely manner.

If the scope of the patent protection we obtain is not sufficiently broad, we may not be able to prevent others from developing and commercializing technology and products similar or identical to ours. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, contractors and other third-parties, any of these parties could breach the agreements and disclose such output before a patent application is filed, which could jeopardize our ability to seek and obtain patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights may be uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third-parties from competing with us, or otherwise provide us with any competitive advantage. For example, there can be no assurance that our issued patents contain and pending patent applications will contain, when granted, claims of sufficient breadth to cover all antibodies alleged to be a biosimilar of our product candidates. Furthermore, there can be no assurance that our issued patents will not be challenged at the United States Patent and Trademark Office, or USPTO, or foreign patent offices or in court proceedings, and if any such challenge were successful, the scope of our issued patent claims could be limited so as to not cover antibodies alleged to be a biosimilar of our product candidates. In addition, changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, patent laws in various jurisdictions, including significant commercial markets such as Europe, restrict the patentability of methods of treatment of the human body more than United States law does.

Some of our future patents and patent applications and other intellectual property may be co-owned with third-parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications or other intellectual property, such co-owners may be able to license their rights to other third-parties, including our competitors, and our competitors could market competing products and technology. In addition, we would need the cooperation of any such co-owners of our patents in order to enforce such patents against third-parties, and such cooperation may not be provided to us. Furthermore, we, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our patents covering our proprietary anti-C5a technology may be subject to challenge, narrowing, circumvention and invalidation by third-parties.

Any of our patents may be challenged, narrowed, circumvented, or invalidated by third-parties. The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third-parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

In addition, our competitors and other third-parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. For example, a third-party may develop a competitive therapy that provides benefits similar to IFX-1 or other product candidates but that uses a technology that falls outside the scope of our patent protection. Our competitors may also seek approval to market generic versions of any approved products and in connection with seeking such approval may claim that our patents are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We cannot be sure that we were the first to make the anti-C5a technologies claimed in our patents or patent applications or that we were the first to file for patent protection.

Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, we cannot be certain that parties from whom we may license or purchase patent rights were the first to make relevant claimed inventions, or were the first to file for patent protection for them. If third-parties have filed patent applications on inventions claimed in our patents or applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third-parties to determine who was the first to invent the subject matter covered our patent applications. If third-parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third-parties to determine whether our invention was derived from theirs.

The patent application process is subject to numerous risks and there can be no assurance that we will be successful in obtaining patents for which we have applied.

Pending patent applications cannot be enforced against third-parties practicing the technology claimed in such applications unless and until a patent issues from such applications. The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our future development partners will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

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

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for the composition, use and structure of our product candidates, the methods used to manufacture them, the related therapeutic targets and associated methods of treatment as well as on successfully defending these patents against potential third-party challenges. Our ability to protect our product candidates from unauthorized making, using, selling, offering to sell or importing by third-parties is dependent on the extent to which we have rights under valid and enforceable patents that cover these activities.

The ultimate determination by the USPTO or by a court or other trier of fact in the United States, or any corresponding foreign patent offices or courts or other triers of fact, on whether a claim meets all requirements of patentability cannot be assured. Although our C5a inhibitor portfolio consists of three families of patent applications that we own directed to C5a inhibitors and related methods of use, we cannot predict the breadth of claims that may be allowed or enforced in our patents or patent applications, in our future licensed patents or patent applications or in third-party patents.

We cannot provide assurances that any of our patent applications will be found to be patentable, including over our own prior art patents, publications or other disclosures, or will issue as patents. Furthermore, given the differences in patent laws in the United States, Europe and other foreign countries, for example, the availability of grace periods for filing patent applications and what can be considered as prior art, we cannot make any assurances as to the scope of any claims that may issue from our pending and future patent applications in the United States or in other jurisdictions. Similarly, we cannot make any assurances as to the scope of any claims that may survive a proceeding initiated by a third-party challenging the patentability, validity or enforceability of our patents and patent applications in the United States or in other jurisdictions. Any such challenge, if successful, could limit patent protection for our product candidates and/or materially harm our business.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•
we may not be able to generate sufficient data to support patent applications that protect the entire breadth of developments in one or more of our programs, including our Hidradenitis Suppurativa (HS) program;

•
it is possible that one or more of our pending patent applications will not become an issued patent or, if issued, that the patent(s) will be insufficient to protect our technology or products, provide us with a basis for commercially viable products or provide us with any competitive advantages;

•	if our pending patent applications issue as patents, they may be challenged by third-parties as not infringed, invalid or unenforceable under United States or foreign laws; or

•	if issued, the patents under which we hold rights may not be valid or enforceable.

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

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. We may enter into certain license agreements where we will not have the ability to maintain or prosecute patents in the portfolio and must therefore rely on third-parties to take such actions and comply with certain requirements. Failure by us or our future or any existing licensors to maintain protection of our patent portfolio could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, it is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced, eliminated, invalid and/or unenforceable. If any of our present or future partners, collaborators, licensees, or licensors, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third-parties, which may have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Further, the America Invents Act created new procedures to challenge the validity of issued patents in the United States, including post-grant review and inter partes review proceedings, which some third-parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent with an effective filing date of March 16, 2013 or later, a petition for post-grant review can be filed by a third-party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third-party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by a third-party in such a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which would result in a loss of the challenged patent right to us.

In addition, recent court rulings in cases such as Association for Molecular Pathology v. Myriad Genetics, Inc., BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litigation, Promega Corp. v. Life Technologies Corp.  Abbvie Deutschland GmbH v. Janssen Biotech, Inc. and Amgen v. Sanofi have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Any changes to patent law in the U.S. or other jurisdictions that impairs our ability to protect IFX-1 and other product candidates or their use in therapy could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in the United States and foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and other developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation or other violations of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third-parties. Consequently, we may not be able to prevent third-parties from practicing our inventions in certain countries outside the United States and Europe. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop and market their own products and, further, may export otherwise infringing products to jurisdictions where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Agreements under which we may be granted a license to any patent rights may not give us sufficient rights to permit us to pursue enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents (or control of enforcement or defense) of such patent rights in all relevant jurisdictions as requirements may vary.

Proceedings to enforce our patent rights in the United States or foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business. Moreover, such proceedings could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third-parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while we intend to seek to protect our intellectual property rights in major markets for our product candidates, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Others may claim an ownership interest in our intellectual property and proprietary anti-C5a technologies which could expose us to litigation and have a significant adverse effect on our prospects.

A third-party may claim an ownership interest in one or more of our, or our future or any existing licensors’, patents or other proprietary or other intellectual property rights. A third-party could bring legal actions against us and seek monetary damages and/or enjoin clinical testing, manufacturing and marketing of the affected product or products. While we are presently unaware of any material claims or assertions by third-parties with respect to our patents or other intellectual property, we cannot guarantee that a third-party will not assert a claim or an interest in any of such patents or other intellectual property. If we become involved in any litigation, it could consume a substantial portion of our resources, and could cause a significant diversion of effort by our technical and management personnel. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required, for example, to pay substantial royalties or grant cross-licenses to our patents. We cannot, however, assure you that any such license will be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or other violations of other intellectual property rights. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we are sued for infringing, misappropriating, or otherwise violating intellectual property rights of third-parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing, misappropriating, or otherwise violating the proprietary or any other intellectual property rights of third-parties. Third-parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds and/or methods of use for the treatment of the disease indications for which we are developing our product candidates that may cover our product candidates or approach to complement inhibition. If any third-party patents or patent applications are found to cover our product candidates or their methods of use or manufacture, or our approach to complement inhibition, we may not be free to manufacture or market our product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our product candidates, including interference and post-grant proceedings before the USPTO. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may be accused of infringing. In addition, third-parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third-parties may assert infringement claims against us based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe, misappropriate, or otherwise violate a third-party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third-party in order to use the infringing technology and continue developing, manufacturing or commercializing the infringing product candidate or product. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally, it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the trade secrets or other confidential information of any third-parties could have a similar negative impact on our business. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be subject to claims by third-parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property and proprietary anti-C5a technology.

Many of our current and former employees and our licensors’ current and former employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including some which may be competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third-party. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third-party, and we could be required to obtain a license from such third-party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while we typically require our employees, consultants and contractors who are involved in the development of intellectual property for us within the scope of such employees’, consultants’ and contractors’ employment or other engagement by us to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, or such agreements may be breached or alleged to be ineffective, which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe, misappropriate, or otherwise violate our patents, trademarks, copyrights or other intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement or other claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors and may curtail or preclude our ability to exclude third-parties from developing, making and selling similar or competitive products. Similarly, if we were to assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

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

If we fail to comply with our obligations under any future or other intellectual property licenses with third-parties, we could lose license rights that are important to our business.

We may be reliant upon licenses to certain patent rights and proprietary anti-C5a technology and other intellectual property from third-parties that are important or necessary to the development of our product candidates and the manufacture and other commercialization of our products. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop, manufacture or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing, manufacturing and commercializing competitive products in territories included in all of our licenses. Our licensors may have sublicensed patents and other intellectual property owned by a third-party, or relied on third-party consultants or collaborators or funds from third-parties that have an ownership or other right, title or interest in or to such in-licensed intellectual property, such that our licensors are not the sole and exclusive owners of the patents and other intellectual property we in-license. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

In addition, agreements under which we may license patent rights may not give us control over patent filings prosecution or maintenance, so that we may not be able to control which claims or arguments are presented and may not be able to secure, maintain, or successfully enforce and defend necessary or desirable patent protection from those patent rights. We cannot be certain that patent filing prosecution and maintenance activities by our licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents. Even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our future or any existing licensors, and cannot guarantee that we would receive it and on what terms. We cannot be certain that our future licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in any licensed patents. If we cannot obtain patent protection or enforce existing or future patents against third-parties, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Further, agreements under which we may license technology or any other intellectual property to or from third-parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant technology or any other intellectual property, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial conditions, results of operations, and prospects. Moreover, if disputes over technology or other intellectual property that we may license prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop manufacture and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights that may be granted under license agreements and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property rights of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under current and any future collaborative development relationships;

•	our diligence obligations under any license agreement and what activities satisfy such obligations;

•
the inventorship and ownership of inventions and know-how and other intellectual property resulting from the joint creation or use of intellectual property by our license counterparties and us and our partners; and

•	the priority of invention of patented technology.

In spite of our best efforts, our license counterparties might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, which may remove our ability to develop manufacture- and commercialize the product candidates and technology covered by these license agreements. If any in-licenses are terminated, competitors may be able to seek regulatory approval of, and to market, products identical to ours. It is possible that we may be unable to obtain any additional licenses that we require at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our product candidates, technology, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop, manufacture or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be negatively impacted and our business would be harmed.

In addition to the protection afforded by patents, we also rely on trade secret protection for certain aspects of our intellectual property. However, trade secrets are difficult to protect. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, independent contractors, advisors, contract manufacturers, suppliers and other third-parties. We also enter into confidentiality and invention or patent assignment agreements with employees and certain consultants and independent contractors. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third-parties for misappropriating the trade secret. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent such third-party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed or otherwise obtained by a competitor or other third-party, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our marks of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third-parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

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

As of December 31, 2019, we had 45 full-time or part-time employees. Our focus on the development of IFX-1 requires us to optimize cash utilization and to manage and operate our business with limited personnel. We cannot assure you that we will be able to hire additional employees and/or retain adequate staffing levels to develop IFX-1 or run our operations or to accomplish all of the objectives that we otherwise would seek to accomplish.

We depend heavily on our executive officers and directors, and the loss of their services would materially harm our business.

Our success depends, and will likely continue to depend, upon our ability to hire and retain the services of our current executive officers, directors, principal consultants and others. We are highly dependent on the management, development, clinical, financial and business development expertise of Professor Niels Riedemann, our Chief Executive Officer, Professor Renfeng Guo, our Chief Scientific Officer, Arnd Christ, our Chief Financial Officer and Jason Marks, our Chief Legal Officer. Our ability to compete in the biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel.

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

We are subject to laws, regulations, and contractual obligations related to privacy, data protection, information security, including the EU General Data Protection Regulation, which came into effect on May 25, 2018 and which provides for greater penalties for noncompliance than previous European data protection laws, with potential fines of up to the greater of €20 million or 4% of total annual worldwide turnover.

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

Our share price has been and is likely to be highly volatile in the future. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The market price for our common shares may be influenced by many factors, including:

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

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We had a total of 26,105,255 common shares outstanding as of December 31, 2019. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

As of December 31, 2019, we had €33.1 million in cash and cash equivalents and in addition €81.9 million in marketable securities. Our management will have broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

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

We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

The trading market for our common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We do not currently have research coverage, and there can be no assurance that analysts will cover us or provide favorable coverage. Securities or industry analysts may elect not to continue to provide research coverage of our common shares, and such lack of research coverage may negatively impact the market price of our common shares. In the event we do have analyst coverage, if one or more analysts downgrade our common shares, change their opinion of our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Our ability to use our net operating loss carry forwards and other tax attributes may be limited.

Our ability to utilize our net operating losses, or NOLs, is currently limited, and may be limited further, under Section 8c of the Körperschaftsteuergesetz (German Corporation Income Tax Act or KStG) and Section 10a of the Gewerbesteuergesetz (German Trade Tax Act or GewStG). These limitations apply if a qualified ownership change, as defined by Section 8c KStG, occurs and no exemption is applicable. Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of a transaction comparable to a transfer of shares or voting rights or in case of an increase in capital leading to a respective change in the shareholding. In the case of such a qualified ownership change tax loss carry forwards expire in full. To the extent that the hidden reserves (stille Reserven) taxable in Germany exceed the tax loss carry forward, they may be further utilized despite a qualified ownership change. In case of a qualified ownership change within a group, tax loss carry forwards will be preserved if certain conditions are satisfied.

An appeal has been filed by the fiscal court of Hamburg dated August 29, 2017 – 2 K 245/17 with regard to Section 8c, paragraph 1, sentence 2 KStG (in its superseded version, now: Section 8c paragraph 1 sentence 1 KStG) that is, the forfeiture of all tax loss carryforwards in case more than 50% of shares/voting rights will be assigned to a new shareholder. The appeal is still pending. It is unclear when the Federal Constitutional Court will decide this case. According to statements in German legal literature, there are good reasons to believe that the Federal Constitutional Court may come to the conclusion that Section 8, paragraph 1, sentence 2 KStG (in its superseded version) is not in line with the German constitution.

As of December 31, 2019, we had NOL carry forwards for German tax purposes of €110.6 million available. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG, or a Section 10a GewStG limitation. Any limitation may result in the expiration of the complete tax operating loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

As of December 31, 2019, our U.S. subsidiary, InflaRx Pharmaceuticals, Inc., had approximately €2.2 million of net operating losses for U.S. federal income tax purposes. Transfers or issuances of our equity may impair or reduce the ability of InflaRx Pharmaceuticals, Inc. to utilize U.S. federal net operating loss carryforwards and certain other tax attributes in the future. Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) contains rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An “ownership change” is generally defined as an increase in ownership of a corporation’s stock by more than 50 percentage points over a rolling three-year period by stockholders that own (directly, indirectly or constructively) 5% or more of the stock of a corporation at any time during the relevant rolling three-year period. If an ownership change occurs, Section 382 imposes an annual limitation on the use of pre-ownership change net operating losses, credits and certain other tax attributes to offset taxable income earned after the ownership change. The annual limitation is generally equal to the product of the applicable long-term tax exempt rate in effect for the month in which the ownership change occurs and the value of the company’s stock immediately before the ownership change (subject to some adjustments). For example, this annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized (or treated as recognized) built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards or capital loss carryforwards. No assurance can be given that prior transactions have not resulted in an ownership change for purposes of Section 382 of the Code or that future transactions will not result in an ownership change. Even if a subsequent transaction does not result in an ownership change, it may materially increase the likelihood that we will undergo an ownership change in the future. Sales of our common shares by stockholders, whose interests may differ from our interests, may increase the likelihood that we or one of our subsidiaries undergoes an ownership change. If we or our subsidiaries have or were to undergo an ownership change, it could result in increased future tax liability to us.

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

We believe it is likely that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in 2018 and 2019, and we may be a PFIC in one or more future taxable years. U.S. shareholders may be subject to adverse U.S. federal income tax consequences in 2019 and in any future taxable year in which we are a PFIC.

We believe it is likely that we were a PFIC for U.S. federal income tax purposes in 2018 and 2019, and we may be a PFIC in one or more future taxable years. In addition, we may, in future directly or indirectly, hold equity interests in other PFICs. Under the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. It is possible that we will be a PFIC in any future taxable year because, among other things, (i) we currently own a substantial amount of passive assets, including cash and securities, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, and (iii) the composition of our income may vary substantially over time.

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

The protective foundation’s articles of association provide that it will promote and protect the interests of the company, the business connected with the company and the company’s stakeholders from time to time, and repressing possible influences which could threaten the strategy, continuity, independence and/or identity of the company or the business connected with it, to such an extent that this could be considered to be damaging to the aforementioned interests. These influences may include a third-party acquiring a significant percentage of our common shares, the announcement of an unsolicited public offer for our common shares, shareholder activism, other concentration of control over our common shares or any other form of undue pressure on us to alter our strategic policies. The protective foundation shall be structured to operate independently of us.

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

In addition, certain provisions of our Articles of Association may make it more difficult for a third-party to acquire control of us or effect a change in our board of directors. These provisions include: a provision that our directors are appointed on the basis of a binding nomination prepared by our board of directors which can only be overruled by a two-thirds majority of votes cast representing more than 50% of our issued share capital; a provision that our directors may only be removed by the general meeting of shareholders by a two-thirds majority of votes cast representing more than 50% of our issued share capital (unless the removal is proposed by the board in which case a simple majority of the votes can be sufficient); and a requirement that certain matters, including an amendment of our Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our board of directors.

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

Risks related to global environment

COVID-19 could adversely impact our business, including our supply chain, clinical trials and commercialization of our product candidates.

The recent outbreak of COVID-19 has evolved from a regional epidemic to a global pandemic, impacting almost every corner of the globe. The continued spread of COVID-19 is adversely impacting clinical and preclinical trials globally and in different therapeutic areas.  As a result, our clinical trials or preclinical studies, including our ability to recruit and retain patients, principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be significantly impacted. In response to the COVID-19 pandemic, we are implementing mitigation procedures designed to enable us to address the various issues that may arise from the COVID-19 pandemic, although there can be no assurance that these procedures will be successful or that we can avoid a material and adverse disruption to our business. As the pandemic continues, we may experience the prioritization of hospital resources toward the outbreak and further restrictions on travel. Furthermore, some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services.

COVID-19 may also negatively affect the operations of third-party contract research organizations that we rely upon to carry out our clinical trials or the operations of our third-party manufacturers, each of which could result in delays or disruptions in the supply of our product candidates. While we do not currently believe our supply chain has been affected, there can be no assurances that we will not experience supply disruptions in the future. The negative impact COVID-19 has had and may continue to have on patient enrollment and treatment, and the timing and execution of our clinical trials could cause costly delays to our clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to advance towards commercialization, increase operating expenses and have a material adverse effect on our business and financial results.

In addition, COVID-19 has resulted in significant governmental measures being implemented to control the spread of the virus. Public health officials have recommended and mandated precautions to mitigate the spread of COVID-19, including prohibitions on congregating, traveling across borders, shelter-in-place orders and other similar measures. We have taken precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring some or all of our employees to work remotely, suspending all non-essential travel and discouraging employee attendance at industry events and in-person work-related meetings. Such measures could negatively affect our business. For instance, temporarily requiring employees to work remotely may disrupt our operations or create unforeseen issues related to the use of technology designed to allow for remote communication and collaboration. The COVID-19 pandemic has also caused volatility in the global financial markets and has threatened a slowdown in the global economy, which may negatively affect our ability to raise additional capital on attractive terms or at all.

The full extent to which the COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time. As such, we cannot presently predict the scope and severity of any potential business shutdowns or disruptions, the impacts on our business, financing or clinical trial activities or on the healthcare system and the global economy as a whole.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the company

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, IFX-1, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. We are developing IFX-1 for the treatment of Hidradenitis Suppurativa, or HS, a rare and chronic debilitating systemic inflammatory skin disease, for which we completed a Phase IIb clinical trial in the fourth quarter of 2019. Beyond HS, we intend to develop IFX-1 and other proprietary antibodies to address a wide array of complement-mediated diseases with significant unmet medical needs, including ANCA-associated vasculitis, or AAV, a rare and life-threatening autoimmune disease and Pyoderma Gangrenosum, a chronic inflammatory skin disorder, and defined oncological indications and potentially other new indications.

Our legal and commercial name is InflaRx N.V. InflaRx was founded in 2007 as InflaRx GmbH by Professor Niels Riedemann and Professor Renfeng Guo in Jena, Germany. Our agent for service of process in the United States is InflaRx Pharmaceuticals, Inc. located at 368 9th Avenue New York, NY 10001. Our principal executive offices are located in Winzerlaer Str. 2, 07745 Jena, Germany, telephone: (+49) 3641 508 180, and our additional offices and laboratories are located in Munich, Germany, Ann Arbor, Michigan, United States. We employ 45 employees, 16 of whom have M.D. or Ph.D. degrees. Our management team has extensive experience in the field of complement research, clinical research and the biopharmaceutical industry. Both our Chief Executive Officer and founder, Professor (Dr.) Niels Riedemann, and our Chief Scientific Officer and founder, Professor Renfeng Guo, have 19 years of complement research experience, having published extensively on C5a and its receptors. Additionally, our Chief Financial Officer, Arnd Christ, has served in the same capacity for various private and public European biotechnology companies over the last 20 years. Our General Counsel and Chief Legal Officer, Jason Marks, has extensive global experience in legal and compliance for large multi-national companies in life sciences, working both in the United States and Europe.

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

The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our website can be found at www.inflarx.de. The information on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be a part of this Annual Report.

B.	Business Overview

Overview

C5a is a central part of the complement system and a critical component of the innate immune system. The most prominent role of the complement system is to help the body defend itself against invading microorganisms through several mechanisms, including the rapid creation of an inflammatory environment and the production of factors that directly kill pathogens and recruit immune cells to sites of infection. Activation of the complement system ultimately results in the cleavage of C5, which leads to the generation of C5a and C5b. C5a creates an inflammatory environment by attracting and strongly activating neutrophils as well as by causing many different cell types to generate pro-inflammatory molecules. Such inflammation normally benefits the body by helping to fight infection, but excessive or uncontrolled generation of C5a can cause severe damage to the body’s own tissue, thereby contributing to the pathophysiology of many autoimmune and inflammatory diseases.

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

IFX-1 is currently being developed for the treatment of HS, a chronic debilitating systemic inflammatory skin disease, where we estimate that moderate to severe HS has a prevalence of up to 200,000 patients, while increasing evidence exists that the prevalence may be higher. HS results in painful inflammation of the skin and hair follicles, especially in the armpit, groin and genitalia regions. In the more chronic form of the disease, patients experience draining fistulas, often requiring the use of bandages and diapers to absorb the constant flow of pus, thus adversely affecting quality of life. We have demonstrated that HS patients have significant complement activation, and in particular that C5a is a key promoter of neutrophil activation, believed to play a potential disease promoting role.

The only approved drug in the United States and in Europe to treat HS is adalimumab, an inhibitor of tumor necrosis factor-alpha, or TNF-alpha. Although adalimumab provides clinical benefit to a portion of moderate to severe HS patients, a high unmet medical need still persists.

On June 5, 2019, we announced the top-line results of the international SHINE Phase IIb study, investigating the safety and efficacy of IFX-1 in patients suffering from moderate to severe Hidradenitis Suppurativa (HS). The randomized, double-blind, placebo-controlled, multicenter study enrolled a total of 179 patients in four active dose arms and a placebo arm at over 40 sites in 9 countries in North America and Europe. The primary endpoint of the trial was a dose response signal, assessed by HiSCR at week 16. The primary endpoint was not met and statistical analysis by multiple-comparison procedure modelling (MCP-mod) showed no significant dose response for IFX-1 treatment on the HiSCR, but it was well tolerated.

On July 18, 2019 we published a post-hoc analysis showing multiple signals of efficacy for the IFX-1 high dose group compared to the placebo group within the initial phase of the SHINE study, including reductions in all combined inflammatory lesions and draining fistula and on the International Hidradenitis Suppurativa Severity Score 4 (IHS4). The IHS4 scores all inflammatory lesions and has been developed by an international expert group to score severity and track treatment response, although it has not been utilized as a primary endpoint in late stage clinical trials in HS nor has it served as the basis of regulatory approval of a product for HS. The IHS4 weights the most fluctuating lesions such as inflammatory nodules (1 point), less than abscesses (2 points) or draining fistulas (4 points).

On November 6, 2019, we reported additional encouraging data from the open label extension (OLE) phase of the international SHINE Phase IIb study. The data were from a snapshot analysis at the end of the overall 9-month study treatment period (week 40). A total of 156 patients entered the 6-month OLE period upon completion of the 16-week initial phase of the SHINE study. Overall, patients completing the OLE period showed a sustained improvement in inflammatory lesion count at week 40 compared to baseline counts of the OLE treatment group on day 1 of the SHINE study.

We have submitted a request for an end of Phase II meeting to the FDA in March 2020 to discuss a potential Phase III program based on the results of the SHINE study. The company plans to provide an update on the results of the end of Phase II meeting and potential further development steps with IFX-1 in HS in the second half of the year 2020.

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

In October 2018, we dosed the first patient in the randomized, triple blind, placebo-controlled US Phase II IXPLORE study with IFX-1 in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of two dosing regimens of IFX-1 in patients with moderate to severe AAV, when dosed in addition to standard of care, which includes treatment with high dose glucocorticoids.  The primary endpoint of the study is the number and percentage of subjects who experience at least one treatment-emergent adverse event (TEAE) per treatment group at week 24. It was originally planned that we would enroll approximately 36 patients at centers in the US. At present, we have recruited 19 patients in this trial and conducted a blinded interim analysis as well as an assessment of the potential impact of the COVID-19 pandemic. The company has developed a consolidated moving forward strategy with the AAV program with the goal to achieve phase III readiness. As part of this strategy, we plan to stop and read out the IXPLORE trial early.

In May 2019, we initiated a randomized, double-blind, placebo-controlled European Phase II IXCHANGE study with IFX-1 in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of IFX-1 in patients with moderate to severe AAV. The primary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16. It was originally planned that we would enroll approximately 80 patients at about 60 sites in up to 12 European countries and Russia. The study is being conducted in two parts. In Part 1, patients are being randomized to receive either IFX-1 plus a reduced dose of glucocorticoids, or placebo plus a standard dose of glucocorticoids. Patients in both arms will receive the standard of care dosing of immunosuppressive therapy (rituximab or cyclophosphamide). In Part 2 of the study, patients will be randomized to receive either IFX-1 plus placebo glucocorticoids or placebo plus a standard dose of glucocorticoids (both in addition to standard of care immunosuppressive therapy with rituximab or cyclophosphamide).The first part of the study has already been fully enrolled. After analyzing the impact of COVID-19 on the study, we conducted a blinded interim analysis of Part 1. Based on our analysis, we intend to continue with Part 2 of the study but decrease the number of enrolled patients.

We believe that this streamlined development strategy will provide important information on safety and efficacy using IFX-1 in AAV, while concurrently mitigating perceived or actual risks to the clinical trial associated with the COVID-19 pandemic. The goal of this strategy remains for the program to gain phase III readiness.

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

In February 2019, we received approval of a Phase IIa exploratory study from Health Canada to initiate in Canada an open label study in which we plan to enroll 18 patients with moderate to severe PG. The objectives of this study are to evaluate the safety and efficacy of IFX-1 in this patient population. In February 2020, we announced positive initial data from the first five patients in this trial two patients achieved complete closure of the target ulcer.  The drug was well tolerated and no drug-related severe adverse events (SAE) have been recorded to date in the study.  The study continues to enroll with the addition of two higher dose cohorts.

We are also developing IFX-1 for the treatment of oncological indications. We plan to initiate a placebo-controlled Phase II proof of concept study within an oncological indication within the second half of 2020. We also intend to develop IFX-1 in various other inflammatory conditions, with a focus on complement-mediated diseases and oncology.

We are also developing IFX-1 in severe COVID-19 induced pneumonia with a randomized open label multicenter trial in Europe. On March 31, 2020, the Company initiated a clinical development program with IFX-1 in COVID-19 patients with severely progressed pneumonia and enrolled the first patient at the Amsterdam University Medical Centers in the Netherlands. Additional centers have been opened in the Netherlands. In the study, patients are being randomized to two treatment arms, either Arm A, best supportive care and IFX-1 or Arm B, best supportive care alone. The primary endpoint is the relative percentage change from baseline to day 5 in the Oxygenation Index (PaO2 / FiO2). After all patients have been treated in the first part of the trial, an interim analysis will be performed to assess the clinical benefit of the treatment using the assessed clinical parameters in order to potentially adapt the confirmatory second part of the study.  Part 1 is fully enrolled with 30 patients as of April 2020.

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

HS typically presents in the second and third decade of a patient’s life and often develops into a life-long debilitating chronic disease. The target patient population for IFX-1 is HS patients displaying a moderate to severe form of the disease. In the United States we estimate that moderate to severe HS has a prevalence of up to 200,000 patients, although recent publications suggest a higher prevalence.

In Europe, the number of affected patients is also believed to be greater, with higher prevalence and incidence of HS in countries with warmer climates. The diagnosis and treatment are in most countries handled by dermatologists even though patients often first present with early symptoms to primary care physicians or even to emergency departments in order to seek surgical relief of formed abscesses.

The accepted (but not approved) standard of care for HS patients includes topical, oral or intravenous antibiotic treatment, as well as surgery, which often provide only temporary symptomatic relief. In some cases, patients also undergo different types of surgery. HS is recognized as a systemic autoimmune disease, for which there are numerous suggested etiological factors, including genetics. Neutrophils are believed to play a potential disease-promoting role as well as certain cytokines and mediators commonly found in autoimmune diseases such as TNF-alpha, IL-17, IL-1 and others. This rationale is supported by the 2015 approval in the United States and Europe of adalimumab, an anti-TNF-alpha monoclonal antibody, for the treatment of patients with moderate to severe HS (Hurley stage 2 and 3). The Hurley system is a classification system used to characterize the disease from early and easier-to-treat forms of HS in Hurley stage 1 to the chronic and difficult to treat forms in Hurley stages 2 and 3. The system has been used as the basis for clinical trials. Combined results from the two pivotal adalimumab trials, which enrolled a total of 633 patients, showed that approximately 50% of the 316 patients who were treated with adalimumab achieved a response in the HiSCR, while approximately 27% of the 317 patients who received placebo achieved a HiSCR response, in each case at the end of a 12-week treatment period. Patients are HiSCR responders when they achieve a 50% or higher reduction of the combined abscess and nodule, or AN, count from baseline, but no increase of the abscess or draining fistula count from baseline. The HiSCR is the primary endpoint that was used to support regulatory approval by the FDA and EMA of adalimumab for the treatment of HS patients. Despite having demonstrated clinical benefit, approximately 50% or more of the patients with moderate to severe HS did not respond to adalimumab, thus a high unmet need remains among HS patients.

C5a promotes inflammatory mediators and is a strong activator of neutrophils, which was the basis for our investigation of our C5a blocking drug candidate IFX-1 in patients with HS. We established that patients suffering from HS show proof of significant systemic complement activation with elevated plasma concentrations of C5a and other markers.

We further elaborated that C5a is activated in the plasma of HS patients and appears to be the main factor activating neutrophils in human whole blood from healthy humans. Neutrophil activation was assessed by observing the upregulation of the neutrophil surface marker CD11b (an established method to demonstrate neutrophil activation). These data were derived from studies conducted in 2013 and 2014 as part of an investigative project in collaboration with an investigator from the University of Athens, who provided HS patient plasma samples for the studies. In these studies, we found that CD11b, as a marker for neutrophil activation, was greatly enhanced in fresh human whole blood from healthy volunteers when either recombinant human C5a was added or when plasma from HS patients was added. IFX-1, our highly specific anti-C5a antibody, completely inhibited neutrophil activation resulting from the addition of the HS plasma, suggesting that C5a may be the key mediator in plasma from HS patients leading to neutrophil activation.

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

IFX-1 was evaluated in a Phase IIa, single center open-label study in 12 patients who were diagnosed with Hurley stage 3 and had failed to respond to prior treatment attempts, including adalimumab, to which nine out of the 12 patients failed to respond. Patients received weekly intravenous injections of IFX-1 for eight consecutive weeks and were subject to follow up for three months thereafter. Results from the trial demonstrated a HiSCR response in 75% of patients at the end of eight weeks of treatment and in 83% of patients at the end of the 12-week trial observation period, demonstrating initial clinical evidence of the product candidate’s disease-modifying effect.  The results from the trial revealed that weekly injections of IFX-1 resulted in reduced C5a levels at 22 days and 50 days following the start of treatment while leaving MAC formation intact. The results also demonstrated that IFX-1 administration was well tolerated, with no drug-related adverse events detected and no infusion-related, allergic or anaphylactic reactions were observed.

In addition to the HiSCR response, we observed additional trends for the disease-modifying effect of IFX-1 treatment in HS patients. We investigated the absolute and percentage change from day one in the total combined count of abscesses and nodules, or AN count. The median AN count was 6.0 at baseline and decreased during the treatment period: at day 50 the AN count had decreased by a median of 3.5 (69.70%), and at the end of the trial observation period (day 134) the AN count had decreased by 4.5 (76.39%). At baseline, none of the 12 patients had an AN count of zero, one or two. At day 50, the end of the treatment period, the number of patients displaying an AN count of zero, one or two increased to eight patients and, by day 134 (end of the trial observation period) to 10 patients.1

1 In order to assess the potential long-lasting effect of IFX-1 treatment at the end of the three months observations period of the initial Phase IIa study, an observational study was conducted on 10 of the 12 clinical subjects. The data revealed that the time after concluding IFX-1 treatment to the first flare, defined as need for antibiotic treatment upon worsening of HS symptoms, was 209 days (range 54 to 318 days) and that, while being off of medication, 50% of patients had no flares until day 203.

Based on the initial Phase IIa results, we completed a larger multi-center, international Phase IIb study to determine the efficacy and safety of IFX-1 in moderate to severe HS patients. The trial was a randomized, double-blind and placebo-controlled multicenter study with five dose groups, including one placebo group. After a placebo-controlled double-blind period of 16 weeks, each patient received IFX-1 open label for additional 28 weeks to assess long-term efficacy and safety. The main objective of the study was to evaluate a dose response signal assessed by the HiSCR score at week 16 as the primary endpoint. Secondary objectives included evaluation of safety and tolerability of IFX-1.

On June 5, 2019, we announced the top-line results of the international SHINE Phase IIb study, in which we failed to meet our primary endpoint utilizing HiSCR at week 16.  The randomized, double-blind, placebo-controlled, multicenter study enrolled a total of 179 patients in four active dose arms and a placebo arm at over 40 sites in 9 countries in North America and Europe.  The primary statistical analysis by multiple-comparison procedure modelling (MCP-mod) showed no significant dose response for the IFX-1 treatment.

The individual HiSCR rates at week 16 for the four different dose arms and the placebo arm are outlined below:

IFX-1				Placebo
Minimal dose	Low dose	Medium dose	High dose	placebo Q2W
400mg every 4 weeks (Q4W)	800mg every 4 weeks (Q4W)	800mg every 2 weeks (Q2W)	1200mg every 2 weeks (Q2W)
40.0%	51.5%	38.7%	45.5%	47.1%

A statistically significant reduction of the dermatology life quality index (DLQI) could be detected comparing the overall treatment arms with the placebo arm at week 16 (p=0.031). The median DLQI reduction at week 16 compared to pre- dose values was highest in the medium dose group (-5.5 points) when compared to the reduction in the placebo group (-1.5 points). There was a trend in the reduction of the overall AN count comparing the placebo group (median reduction of -3.0) and the low, medium and high dose group (-5.0, -5.0, and -4.5, respectively).

IFX-1 was well tolerated. No difference could be detected in treatment emergent adverse events between placebo and treatment groups. Overall, 72% of placebo treated patients experienced a treatment emergent adverse event when compared to 66% of the combined IFX-1 treated groups. The most common treatment emergent adverse events were exacerbation of HS and nasopharyngitis.

On July 18, 2019 we published a post-hoc analysis. This analysis showed multiple additional signals of efficacy for the IFX-1 high dose group compared to the placebo group within the initial phase of the SHINE study, which demonstrated significant reductions in all combined inflammatory lesions, on draining fistula and on the International Hidradenitis Suppurativa Severity Score 4 (IHS4) ² which also scores all inflammatory lesions and has been developed by an international expert group to score severity and track treatment response, although it has not be utilized in late stage clinical studies in HS. The IHS4 weights the most fluctuating lesions such as inflammatory nodules (1 point), less than abscesses (2 points) or draining fistulas (4 points).

At week 16, there was a statistically significant reduction of draining fistulas (“DF”) relative to baseline in the high dose IFX-1 group when compared to placebo (Figure 1 – relating to all patients with at least 1DF at baseline).

Figure 1:
Draining Fistula (DF) reduction relative to baseline at week 16 (left: Mean, right: Median) in all patients with at least 1 draining fistula at baseline. For mean comparisons and the p-value of high dose versus placebo, an ANCOVA model adjusted for DF and Hurley stage at baseline was calculated. The p-value for the median comparison of high dose versus placebo was based on the Wilcoxon rank-sum test. Complete case analysis, no imputation of missing values.

This reduction in DF was visible as early as 2 weeks after induction of high dose IFX-1 therapy and consistent over time with the strongest observed reductions seen at weeks 6, 8 and 16 (Figure 2). A temporary weakening of the strong reduction was observed between weeks 10 to 14 which could not be explained by pharmacokinetic or pharmacodynamic parameters. The strong relative reduction of draining fistulas observed in the SHINE trial was consistent with earlier findings in the open label Phase IIa study (manuscript under revision for publication).

Figure 2:
Draining Fistula (DF) reduction relative to baseline per visit (left: Mean, right: Median) until week 16 for placebo and the high dose group (IFX-1 1200mg q2w) in all patients with at least one DF at baseline. For mean comparisons of high dose versus placebo, an ANCOVA model adjusted for DF and Hurley stage at baseline was calculated. Complete case analysis, no imputation of missing values.

IFX-1 therapy also reduced the AN count at week 16 relative to baseline with a trend to a dose dependent effect. Further analysis showed that high dose IFX-1 therapy reduced abscesses and inflammatory nodule counts over time (Figure 3):

Figure 3:	AN count per patient visit (left: Mean, right: Median) until week 16 for placebo and high dose group (IFX-1 1200mg q2w). Complete case analysis, no imputation of missing values.

On November 6, 2019, we reported positive results of the open label extension (OLE) part of the international SHINE Phase IIb study. The data were from a analysis at the end of the overall 9-month study treatment period (week 40). A total of 156 patients entered the 6-month OLE period upon completion of week 16 of the first part of the SHINE study. Patients participating in the OLE part of the study remained blinded to their initial treatment regimen and were grouped into two arms, responders and non-responders, according to the HiSCR at week 16. The Responder Group received a maintenance IFX-1 treatment dose of 800 mg every 4 weeks to investigate if they would maintain their response. The Non-responder Group received an IFX-1 treatment of 800 mg every 2 weeks to investigate if they would become responders. As induction therapy, patients transitioning from the former minimal dose or placebo groups received one or two additional 800 mg infusions, respectively. The endpoint for the OLE part of the study was HiSCR response rate at week 40. Key results include:

•	70.6% of the Responder Group maintained their HiSCR response during the OLE, and

•	41.8% of the Non-responder Group became responders at week 40.

Thus, at the end of the 9-month treatment period, 56.3% of all patients who completed the OLE were HiSCR responders.

Overall, patients completing the OLE period showed a sustained improvement in inflammatory lesion count at week 40 compared to baseline counts of the OLE treatment group on day 1 of the SHINE study. There was a relative reduction in the total body count of:

•	abscesses and inflammatory nodules (AN count) of -66.9% (mean) and -75.0% (median), and

•	draining fistula of -46.0% (mean) and -51.5% (median)

These results were also reflected in IHS4, which demonstrated an improvement with a relative change of - 54.5% (mean) and -64.1% (median) when compared to the day 1 baseline values of the OLE patient group.

Based on these results and on an in depth medical and statistical data analysis we plan to discuss with regulators the initiation of a phase III program for IFX-1 in HS which may be based on an alternative primary endpoint to the HiSCR. As first step, in March 2020, we have requested an end-of-phase II meeting with the FDA.

IFX-1 for ANCA-associated Vasculitis

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

In October 2018, we dosed the first patient in the randomized, triple blind, placebo-controlled US Phase II IXPLORE study with IFX-1 in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of two dosing regimens of IFX-1 in patients with moderate to severe AAV, when dosed in addition to standard of care, which includes treatment with high dose glucocorticoids. Patients are randomized to either receive a low dose of IFX-1 in combination with a standard dose of glucocorticoids, a high dose of IFX-1 in combination with a standard dose of glucocorticoids or placebo in combination with a standard dose of glucocorticoids. Patients in all three groups will receive the standard of care dosing of immunosuppressive therapy (rituximab or cyclophosphamide). The primary endpoint of the study is the number and percentage of subjects who experience at least one treatment-emergent adverse event (TEAE) per treatment group at week 24. The key secondary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16, a well-established endpoint that has been used in the previous AAV studies, along with clinical remission. It was originally planned that we would enroll approximately 36 patients at centers in the US. At present, we have recruited 19 patients in this trial and conducted a blinded interim analysis as well as an assessment of the potential impact of the COVID-19 pandemic. The company has developed a consolidated moving forward strategy with the AAV program with the goal to achieve phase III readiness. As part of this strategy, we plan to stop and read out the IXPLORE trial early.

In May 2019, we initiated a randomized, double-blind, placebo-controlled European Phase II IXCHANGE study with IFX-1 in patients with AAV. The main objective of this study is to evaluate the efficacy and safety of IFX-1 in patients with moderate to severe AAV. The primary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16. Secondary efficacy endpoints being analyzed include clinical remission, evaluation of the Vasculitis Damage Index, reduction of glucocorticoid toxicity, several relevant biomarkers like glomerular filtration rate, and patient reported outcomes. It was originally planned that we would enroll approximately 80 patients at about 60 sites in up to 12 European countries and Russia. The study will be conducted in two parts. In Part 1, patients are being randomized to receive either IFX-1 plus a reduced dose of glucocorticoids, or placebo plus a standard dose of glucocorticoids. Patients in both arms will receive the standard of care dosing of immunosuppressive therapy (rituximab or cyclophosphamide). This part has been fully enrolled with 30 patients. After analyzing the impact of COVID-19 on the study, we conducted a blinded internal interim analysis, in addition to obtaining review by an independent data monitoring committee related to safety and efficacy.

In Part 2 of the study, patients will be randomized to receive either IFX-1 plus placebo glucocorticoids or placebo plus a standard dose of glucocorticoids (both in addition to standard of care immunosuppressive therapy with rituximab or cyclophosphamide). Based on the results of the blinded interim analysis of Part 1 of the IXCHANGE study, we have streamlined our development strategy for IFX-1 in AAV. As part of this strategy, we intend to continue with Part 2 of the study but decrease the number of enrolled patients.

We believe that this streamlined development strategy will provide important information on safety and efficacy using IFX-1 in AAV, while concurrently mitigating perceived or actual risks to the clinical trial associated with the COVID-19 pandemic. The goal of this strategy remains for the program to gain phase III readiness.

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

•
Potential potency advantages (over receptor inhibition): IFX-1 blocks the upstream ligand C5a, which inhibits signaling through both receptors, C5aR and C5L2; C5a pro-inflammatory MoA through both C5aR and C5L2 has been shown to be important for ANCA-primed and C5a-induced neutrophil degranulation as key disease-driving mechanism in AAV (published by Hao and Wang et al 2013, PloS ONE).

IFX-1 for the treatment of Pyoderma Gangraenosum

We are also developing IFX-1 for the treatment of Pyoderma Gangraenosum (PG). PG is a chronic inflammatory form of neutrophilic dermatosis characterized by accumulation of neutrophils in the affected skin areas. The exact pathophysiology is not fully understood, but it is postulated that inflammatory cytokine production as well as neutrophil activation and dysfunction contribute to a sterile inflammation in the skin. PG presents as painful pustule or papule, mainly on the lower extremities which rapidly progress to an extremely painful enlarging ulcer. Associated symptoms include fever, malaise, weight loss and myalgia. PG usually has a devastating effect on a patient’s life due to the severe pain and induction of significant movement impairment depending on lesions’ location. The exact prevalence of PG is not yet known, but is estimated that up to 50,000 patients in the US and Europe are affected by this disease. We plan to seek orphan drug designation for PG in the United States and Europe.

In February 2019, we received the approval of an open label Phase IIa exploratory study from Health Canada with a planned enrollment of 18 patients with moderate to severe PG.  We dosed the first patient in this trial in June 2019 and we plan to study 3 different dosing regimens of IFX-1 in a dose-escalation manner. The objectives of this study are to evaluate the safety and efficacy of IFX-1 in this patient population. The primary endpoint of the study is safety while the key secondary endpoints focus on the responder rate defined as a Physicians Global Assessment ≤ 3 of the target ulcer at visits V4, V6, V10, and V16 (end of treatment) as well as time to complete closure of Pyoderma Gangraenosum target ulcer (investigator assessment). In February 2020, we announced initial data from the first 5 patients.  Patients in this first dosing group are being treated with 800mg of IFX-1 biweekly for 12 weeks after an initial run-in phase with three doses of 800mg on day 1, 4 and 8 of the study, with a three-month observational period. Out of the first 5 initial patients dosed with IFX-1, 2 patients achieved complete closure of the target ulcer. One patient completed the treatment period demonstrating a full healing of all affected areas. This patient continues to remain disease free approximately 2 months after being taken off IFX-1 therapy. The second patient exhibited healing of PG affected areas except for one minimal opening. This patient is close to completion of therapy. Both patients in remission had previously failed to respond to different therapeutic treatment attempts, including high dose glucocorticoids, and both patients showed elevated C5a levels in plasma at baseline. An additional patient who completed the study showed initial wound healing activity in the first 2-3 weeks of treatment, but no wound size decrease or closure was detected. The remaining 2 patients who are still under treatment have severe disease, including large and extensive ulcers. Both patients did not show a healing response but are eligible for a dose escalation. Pharmacodynamic analysis of the C5a levels over time of treatment indicated that a dose escalation may provide better control over C5a levels throughout the treatment period.  The drug was well tolerated and no drug-related severe adverse events (SAE) have been recorded to date in the study.  We are continuing to enroll the study with the addition of higher dose cohorts

IFX-1 for the treatment of oncological diseases

We are also developing IFX-1 for the treatment of oncological diseases and plan to initiate a clinical proof of concept phase II study for IFX-1 in an undisclosed oncological indication within the second half of 2020. We plan to disclose this indication only at the start of the trial.

IFX-1 for the treatment of COVID-19-induced Severe Pneumonia

We are also developing IFX-1 for the treatment of COVID-19-induced severe pneumonia. On March 31, 2020, the Company initiated a clinical development program with IFX-1 in COVID-19 patients with severely progressed pneumonia and enrolled the first patient at the Amsterdam University Medical Centers in the Netherlands. Additional centers have been opened in the Netherlands. In the study, patients are being randomized to two treatment arms, either Arm A, best supportive care and IFX-1 or Arm B, best supportive care alone. The primary endpoint is the relative percentage change from baseline to day 5 in the Oxygenation Index (PaO2 / FiO2). After all patients have been treated in the first part of the trial, an interim analysis will be performed to assess the clinical benefit of the treatment using the assessed clinical parameters in order to potentially adapt the confirmatory second part of the study.  Part 1 is fully enrolled with 30 patients as of April 2020.

Our strategy

Our goal is to maintain and further advance our leadership position within the anti-C5a complement space, delivering first-in-class autoimmune and anti-inflammatory therapies to market. To achieve this goal, we are executing on the following strategies:

•
Advance our lead program IFX-1 for HS. Following the read-out of the Phase IIb trial, we plan to design and discuss with the FDA and EMA a Phase III program that would support a regulatory application for IFX-1 for the treatment of HS.

•
Complete Phase II clinical development of IFX-1 for AAV, PG, oncological diseases and COVID-19 induced severe pneumonia and other complement-mediated autoimmune and inflammatory diseases. We are developing IFX-1 for the treatment of AAV, and we have initiated a Phase II program consisting of two clinical trials. We plan to seek orphan drug designation for AAV in the United States and Europe. For PG, we plan to complete an open-label proof-of-concept Phase IIa study, in which we have released preliminary results of the first dosing cohort.  In addition, we plan to study the potential benefit of IFX-1 treatment in an oncological indication with the initiation of a clinical phase II proof of concept study within the second half of 2020. We are developing IFX-1 for the treatment of COVID-19 induced severe pneumonia and have initiated an adaptive randomized clinical trial with the goal to initially assess the safety and efficacy of IFX-1 and, in a second step, to provide proof of efficacy. We plan to eventually develop IFX-1 for other complement-mediated autoimmune and inflammatory diseases in the future.

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

•
Commercialize IFX-1, if approved, either independently or in collaboration with a partner. We intend to independently pursue the approval and commercialization of IFX-1 for HS and potentially other indications in the United States and Europe. We plan to employ a targeted commercial infrastructure to promote access to IFX-1 through centers-of-excellence that treat HS in these core markets. Outside of the United States and Europe, we may pursue the approval and commercialization of IFX-1 for HS and potentially other indications either independently or in collaboration with others. For other indications, we intend to develop and commercialize IFX-1 either independently or through collaborations with other parties.

•
Solidify our leadership position in the anti-C5a space by leveraging the full potential of our proprietary anti-C5a technology and expertise in complement and inflammation. We intend to continue to discover and develop treatments that have the potential to address a broad spectrum of complement-mediated or immune response mediated indications with significant unmet need, either internally or in collaboration with a partner. To accomplish this, we continue to supplement our research and development activities with our discovery unit in Ann Arbor, Michigan and we are further building out our business development capabilities.

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

We are currently evaluating IFX-1 in various disease indications. In our lead indication HS, we have completed an international Phase IIb and an open-label Phase IIa study including a follow-on observational analysis. We have also completed one placebo-controlled, single-center Phase I study of IFX-1 in healthy volunteers and completed two double-blind, placebo-controlled, multi-center Phase IIa studies in two other acute care indications, early septic organ dysfunction and complex cardiac surgery. In all completed studies, IFX-1 was observed to be well tolerated. The placebo-controlled, multi-center Phase IIa studies in the two acute care indications demonstrated that the occurrence of adverse events was comparable between treatment groups and placebo group. The results of these studies also demonstrated that IFX-1 blocked C5a with high statistical significance (p-values < 0.001) and that MAC formation, as demonstrated by a CH50 assay described below, in the groups treated with IFX-1 was not influenced, with mean CH50 values for treatment groups and control groups within the normal range. To determine whether data is statistically significant, we use a “p-value,” which represents the probability that random chance could explain the results. The FDA utilizes the reported statistical measures when evaluating the results of a clinical trial, including statistical significance as measured by p-value as an evidentiary standard of efficacy, to evaluate the reported evidence of a product candidate’s safety and efficacy. If not otherwise specified, we used a conventional 5% or lower p-value (p < 0.05) to define statistical significance for the clinical trials and studies and data presented in this Annual Report.

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

In addition to HS, we are developing IFX-1 as a therapy for AAV given C5a’s well-established disease promoting role in AAV, as well as in PG, a well characterized neutrophilic dermatosis, in which we have initiated a Phase II clinical development. We plan to advance development of IFX-1 in other disease settings where we believe an anti-C5a antibody could be successfully developed into a marketed therapy.

Additional clinical and pre-clinical development for IFX-1

Beyond HS, AAV and PG, the indications we described in the above sections, we plan to advance the clinical development of IFX-1 in additional inflammatory and chronic complement-mediated autoimmune disease indications as well as for defined oncological indications for which a good pre-clinical proof of concept exists and where C5a has been demonstrated as a critical disease promoting factor or where similar mechanisms, such as neutrophil-driven systemic diseases affecting the skin and or other organs, are identified.

Additional clinical and pre-clinical development for IFX-1

We have also completed one Phase I clinical trial of IFX-1 in healthy volunteers and two Phase II clinical trials in patients with septic organ dysfunction and complex cardiac surgery, respectively.

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

To expand the breadth of our anti-C5a technology, we are developing IFX-2, a follow-on anti-C5a monoclonal antibody for the treatment of chronic inflammatory applications. IFX-2 shares the same mechanism of action as IFX-1 in its potential to block C5a with high specificity but is designed with a dosing regimen that may be more suitable for chronic therapy. We are optimizing IFX-2 to provide a prolonged half-life and potentially to be administered subcutaneously or intravenously. IFX-2 will keep the performance relevant properties to fully block C5a-induced biological effects while leaving MAC formation intact. We believe that IFX-2 holds the potential to treat various chronic inflammatory diseases that may be T-cell driven and could benefit from a dosing regimen more suitable for chronic therapy. IFX-2 is in early pre-clinical development.

Intellectual property

We aim to protect our product candidates and other commercially important proprietary anti-C5a technology by seeking and maintaining U.S. and foreign patents that are intended to cover our product candidates and compositions, and their methods of use, the methods used to manufacture them, the related therapeutic targets and associated methods of treatment and any other inventions that are commercially important to our business. We also rely on trade secrets and know-how and other intellectual property rights to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Our success will depend significantly on our ability to obtain and maintain such patent and other proprietary protection, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate our business without infringing, misappropriating or otherwise violating any patents or other intellectual property, including any proprietary rights of third-parties. See the section titled “ITEM 3. KEY INFORMATION — D. Risk factors—Risks related to intellectual property” for additional information.

As of December 31, 2019, we owned three issued U.S. patents, five pending U.S. non-provisional patent applications, 14 issued foreign patents, one Eurasian Patent validated in 9 countries, as well as one European patent validated in 37 countries, 32 pending foreign patent applications and two pending applications filed under the Patent Cooperation Treaty (PCT). These patents include claims relating to C5a inhibitors and associated methods of use.

Our patent portfolio relating to IFX-1 and IFX-2, as of December 31, 2019, is summarized below.

As of December 31, 2019, we owned three issued U.S. patents and one pending U.S. non-provisional patent application covering the composition of matter of antibodies that block C5a and their use in blocking C5a-induced biological effects in patients with diseases that involve acute or chronic inflammation, which would include in their scope HS and AAV. In addition, we owned 12 issued foreign patents, ten pending foreign patent applications, one Eurasian Patent validated in nine countries, as well as one European patent validated in 37 countries covering the composition of matter of antibodies that block C5a and their use in the treatment of various diseases that involve acute or chronic inflammation, which would include in their scope HS and AAV, and, depending on the jurisdiction of the applicable patent, specifically cover the use of such antibodies in treating diseases such as ischemia and reperfusion related injuries, acute lung injury and pneumonia.

The issued U.S. and foreign patents are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending U.S. and foreign patent applications would be expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2019, we owned two pending U.S. non-provisional patent application and 16 pending foreign patent applications covering the use of certain binding moieties, such as antibodies, that inhibit C5a for the treatment of viral pneumonia. If granted, the pending U.S. and foreign patent applications would be expected to expire in 2035, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2019, we owned two pending U.S. non-provisional patent applications, 7 pending foreign patent applications, on pending European patent application and two pending applications under the PCT covering the use of an inhibitor of C5a activity, for example, IFX-1, for treating HS and other cutaneous, neutrophilic inflammatory diseases. We plan to file additional European and foreign patent applications on the basis of the two pending applications under the PCT which, if granted, would be expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

Collaboration agreements

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

Pursuant to the Co-Development Agreement, BDB is investigating the utilization of the IFX-1 technology and IFX-1 cell line used to manufacture BDB-1 for the treatment of COVID-19 for patients in China (PRC). BDB-1 may only be developed and commercialized in China (PRC) by BDB, and InflaRx is not directly involved in the BDB-1 development, which is the sole responsibility of BDB. Pursuant to the Co-Development Agreement, InflaRx has all global rights outside China to any and all discoveries derived from the development of BDB-1 in China. IFX-1 is not the product being tested in clinical trials by BDB in China for COVID-19. Rather, it is BDB’s own antibody called BDB-1. InflaRx is not able to disclose the details of BDB’s development program for COVID-19 with BDB-1 in China (PRC) at this time.

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

On March 20, 2020, we entered into a clinical trial collaboration and supply agreement with Merck (known as MSD outside the US and Canada) to evaluate the combination of IFX-1 and Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with a selected specific tumor type. Under the terms of the agreement, InflaRx will conduct a Phase IIa clinical study with two IFX-1 arms including one with KEYTRUDA®2.  The first patient is expected to be dosed in the second half of 2020.

Sales and marketing

Subject to receiving marketing approval, we intend to independently pursue the commercialization of IFX-1 for HS in the United States and Europe, when approved by the applicable regulators, by employing a targeted commercial infrastructure to promote access to IFX-1 through centers-of-excellence that treat HS in these core markets. We believe that such an organization will be able to address the community of physicians who are key specialists in treating the patient populations for which IFX-1 and any other product candidates are being developed. The responsibilities of the organization would include developing educational initiatives with respect to approved products and establishing relationships with key specialists in HS and any other relevant fields of medicine.

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

The only approved product to treat HS in the United States and Europe is adalimumab (Humira), an inhibitor of TNF-alpha. Humira is marketed by AbbVie.  A number of additional companies are developing product candidates to treat HS with varying mechanisms of action. These companies include Novartis AG, UCB Pharma GmbH, Janssen Research and Development LLC, Incyte Corporation and Chemocentryx Inc.

2 KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA.

XBiotech has recently initiated a randomized, double-blind, placebo-controlled Phase II clinical study evaluating bermekimab, a monoclonal antibody targeting interleukin-1 alpha, in patients with moderate to severe HS. The multi-center, international study will enroll approximately 150 patients into three groups: two bermekimab dosing regimens versus a placebo arm over 16 weeks of therapy. The study’s primary endpoint is the percentage of subjects achieving HiSCR at week 12 (secondary endpoint is HiSCR at week 16). XBiotech previously completed a multicenter, open-label Phase II clinical trial for a subcutaneously administered bermekimab in HS. The rights to bermekimab was acquired by Janssen Biotech in 2019.  Results of the study demonstrated that weekly treatment with bermekimab was associated with statistically significant improvement in HS, using HiSCR.  In the study, 61% of patients with no prior biological therapy achieved positive HiSCR at 12 weeks, while 63% of patients who had failed previous biological therapy also achieved a positive HiSCR. An earlier single-center placebo-controlled trial as an intravenous formulation demonstrated significant improvement in the treatment arm as well (involving ten placebo and ten patients on therapy who previously failed to respond to adalimumab with the same compound). In 2016, Novartis completed a Phase II clinical trial for CJM112, a monoclonal antibody targeting interleukin-17 alpha, in moderate to severe HS patients.  A limited amount of data presented within a conference poster presentation suggested certain benefits. Novartis has since launched a large Phase III clinical development program involving the marketed anti-IL17A monoclonal antibody, secukinumab, to be studied in two phase III trials with a goal of enrolling over 900 patients combined.  This compound has not recently been studied by Novartis in HS before, but 2 smaller investigator-initiated trials have recently been completed as detailed in the paragraph below.   Also, Novartis has initiated a Phase II clinical study in moderate to severe HS with iscalimab, an Anti-Cd40 monoclonal antibody and LYS006 a small molecule, in 90 patients including two active and two placebo arms.  The primary endpoint for each investigational drug is the proportion of patients achieving a HiSCR after 16 weeks of treatment.  In addition, UCB Pharma has recently completed a Phase II clinical trial in moderate to severe HS patients for bimekizumab, a monoclonal antibody blocking interleukin-17AF.  The study enrolled 157 patients that received bimekizumab for 12 weeks and were evaluated using the HiSCR as the primary endpoint.  The study results have not been published. Janssen Research and Development has initiated a Phase II study with guselkumab, a monoclonal antibody targeting IL-23 targeting enrollment of 184 patients evaluating the proportion of patients achieving a HiSCR at week 16. Chemocentryx, Inc. is recruiting a 390 patient, Phase II study in moderate to severe HS in two doses of CCX168, a C5aR inhibitor, using the primary endpoint as the proportion of subjects a HiSCR at Week 12.  Incyte Corporation has recently completed a Phase IIa open label study and is recruiting for a Phase II dose-escalation, placebo-controlled study for INCB 54707. The Phase II clinical study is a 36 patient, dose escalating, placebo-controlled study aimed at evaluating the safety of INCB 54707 over an 8-week treatment period in patients with moderate to severe HS.  The primary endpoint is the number of treatment emergent adverse events at week 8, with a secondary endpoint using the proportion of patients achieving a HiSCR up to week 16. Abbvie has also initiated a Phase II, 190 patient, study to evaluate the safety and efficacy of 2 dose levels of risankizumab in HS.  The primary endpoint will be evaluated at 16 weeks using the HiSCR.

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

•
Another open-label trial with Secukinumab enrolling 17 HS patients at a center in France has recently been conducted and reported first results during the European HS foundation meeting in February 2019, suggesting that 13 patients showed a HiSCR response at 4 months of treatment. In this study, two patients developed Crohn´s disease on month four of treatment which remained active after an immediate treatment stop throughout the 14 months trial period. Induction of Crohn´s disease is a known side effect of secukinumab and Crohn´s disease has been reported to be associated with HS disease.

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

•
An ongoing open-label single center 20 patient study at the Florida Academic Dermatology Centers, sponsored by Ortho Dermatologics (Bausch Health) to evaluate the efficacy of SILIQ™ (brodalumab) for the treatment of moderate HS using the HiSCR for a period of 24 weeks of treatment, followed by an observational four-week post treatment visit.

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

We are not aware of any C5 or C5a inhibitors under development for the treatment of AAV, except, Chemocentryx, Inc.’s avacopan, a C5aR inhibitor. Though it acts through a different mechanism of action than IFX-1, avacopan has demonstrated the potential to induce and maintain remission in AAV patients in a Phase III clinical trial. This global study enrolled a total of 331 patients with acute ANCA vasculitis met both of its primary endpoints, disease remission at 26 weeks and sustained remission at 52 weeks, which was assessed by the Birmingham Vasculitis Activity Score, or BVAS. Remission was defined as a BVAS score of zero and being off glucocorticoid treatment for at least the preceding four weeks. The pre-specified primary endpoints were remission of acute vasculitis activity at week 26 and sustained remission at week 52, where avacopan was statistically non-inferior to glucocorticoid-containing standard of care. BVAS remission was achieved at week 26 in 72.3% of the avacopan treated subjects versus 70.1% of subjects in the glucocorticoid control group (p<0.0001 for non-inferiority). Sustained remission at 52 weeks was observed in 65.7% of the avacopan treated patients versus 54.9% in the glucocorticoid control group (p=0.0066 for superiority of avacopan). Avacopan treatment also resulted in additional benefits for patients when compared to the glucocorticoid control group such as significant reduction in glucocorticoid-related toxicity, significant improvement in kidney function in patients with renal disease as measured by the glomerular filtration rate at weeks 26 and 52 (statistically significant improvements at both time points), significant improvement in health-related quality of life measures such as the validated quality of life instrument SF-36 at and the EuroQOL-5D-5L instrument (for both at weeks 26 and 52). A completed Phase II trial for avacopan was designed to assess whether high dose chronic steroids used as the standard for induction of remission in severe AAV flares could be reduced or eliminated, without compromising efficacy, by replacement with avacopan. The trial met its primary clinical endpoint, which was based on the Birmingham Vasculitis Score 3, or BVAS 3 at week 12 in patients receiving avacopan treatment, compared to the response of patients receiving the standard of care treatment.  We are encouraged by the published outcome data for avacopan that validates the role of the C5a/C5aR signaling axis in AAV patients and provides evidence that inhibition of the C5a pathway may be beneficial in treatment of AAV.

An additional therapy for AAV in development includes an ongoing investigator-initiated trial, Abatacept, a selective T-cell costimulation modulator from Bristol-Meyers Squibb, being investigated for efficacy to achieve sustained corticosteroid-free remission in a subset of AAV patients with severe GPA. Abatacept is approved in the United States for treatment moderate to severe rheumatoid arthritis. In a large investigator-initiated clinical trial, the efficacy of a plasma exchange procedure has recently been tested in conjunction with corticosteroid treatment with respect to its impact on all-cause mortality and end-stage renal disease but did not reveal an outcome benefit for this treatment.  Recently, AstraZeneca initiated a 140 patient, Phase III study with benralizumab, a monoclonal antibody targeting interleukin-5 and interleukin-5R in a type of AAV, eosinophilic granulomatosis with polyangiitis.

If approved for the treatment of PG, IFX-1 would potentially face competition from currently used therapies, such as glucocorticoids, cyclosporin or other immunosuppressive therapies.  We are also not aware of any other company currently developing a drug in PG for the US or European market.  However, Janssen’s Remicade (infliximab) has been used several clinical studies in PG.  The largest placebo-controlled trial (13 patients received infliximab and 17 patients received placebo) was published in 2005 showing benefit in PG, but no formal clinical development has continued. XBiotech completed a Phase II clinical study in 10 patients using bermekimab in 2016.  Janssen, which acquired the product in 2019 has not announced any further plans to continue development. In 2015, XOMA (now Novartis AG) completed an 8-patient open label proof of concept study in 2015 with gevokizumab.  Novartis AG has not announced any plans to continue the program in PG. Outside the US and EU in Japan, Abbvie has filed for approval with Humira (adalimumab) from a Phase III open label study with 22 Japanese patients with active ulcers in February 2020.

There have been previously completed investigator studies in PG as stated below:

•	The Technical University of Munich has an ongoing Phase II, single arm study in 5 patients with secukinumab (using the PGA five-point scale at week 16 compared to week 0 as the primary endpoint).

•	The Ohio State University completed a 5 patient, Phase II open label study with ixekizumab in 2018

•	The University of Zurich in 2015 completed an open label study evaluating canakinumab (Ilaris) for treatment of subjects with PG.

More generally, in the terminal complement space, there is currently one approved drug, Eculizumab, marketed by Alexion Pharmaceuticals, Inc. for the treatment of PNH and typical hemolytic uremic syndrome, or aHUS. However, there are several other companies developing C5 inhibitors for other indications, including Hoffmann-La Roche AG together in collaborations with Chugai Pharmaceutical Co., Ltd, Ra Pharmaceuticals, Inc., Akari Therapeutics Plc, Ophthotech Corporation, Alnylam Pharmaceuticals, Inc., Regeneron Pharmaceuticals, Inc. and Novartis. In addition, Alexion is known to have had a C5a inhibitor under development for graft versus host disease. Clinical stage companies focusing on the inhibition of the C5a receptor C5aR include Chemocentryx as mentioned above, with its product candidate CCX168, as well as Innate Pharma S.A., with the in-licensed antibody IPH5401, which is currently being developed in collaboration with Astra Zeneca within the oncology field. In addition, there are clinical stage companies targeting complement inhibition upstream from C5, such as C3, factor D and components of the lectin pathway. These approaches will likely also result in a lowering of C5a generation in blood. Companies in this area include Apellis Pharmaceuticals, Inc., Achillion Pharmaceuticals, Inc. (acquired by Alexion) and Omeros Corporation. Furthermore, there are numerous additional companies developing pre-clinical drug candidates which target terminal complement factors and their receptors.

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

•
satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third-parties, at which the product is produced to assess compliance with strictly enforced current Good Manufacturing Practices;

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

Clinical trial approval

Pursuant to the Clinical Trials Directive 2001/20/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of each EU member state in which a study is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents including, but not limited to, the study protocol. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country. In Germany, CTA is often not granted until after one or more rounds of questions to be answered or requests to be met by the regulatory authority.

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

•
that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or;

•
that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and

•
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

This regime consists of a regulatory data protection period of eight years plus a concurrent market exclusivity of 10 years plus an additional market exclusivity of one further year if, during the first eight years of those 10 years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third-party may reference the preclinical and clinical data of the reference product beginning eight years after first approval, but the third-party may market a generic version of the reference product after only 10 (or 11) years have lapsed.

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

The registrant InflaRx N.V. has two direct wholly-owned subsidiaries, InflaRx GmbH and InflaRx Pharmaceuticals, Inc., that are each listed in Exhibit 8.1 filed herewith. We primarily operate our business out of our operating subsidiary InflaRx GmbH.

D.	Property, plant and equipment

Our headquarters are in Jena, Germany, where we occupy approximately 8,000 square feet of office and laboratory space under an extendable lease that expires in December 2022. In addition, we occupy approximately 13,700 square feet of office space in Munich, Germany under a lease that expires in May 2022. Furthermore, we have leased office and laboratory space in Ann Arbor, United States under an extendable lease that expires in April 2021.

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

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to, those described under “ITEM 3.  KEY INFORMATION—D. Risk factors” and “Forward-Looking Statements.”

For more information regarding our consolidated results, segment results, and liquidity and capital resources for the year ended December 31, 2018 as compared to the year ended December 31, 2017, refer to “Item 5. Operating and Financial Review and Prospects” in the Company’s 2018 Annual Report on Form 20-F, which information is incorporated herein by reference.

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

We have been developing IFX-1 for the treatment of HS, a chronic debilitating systemic inflammatory skin disease. In June 2019, we announced that our Phase IIb clinical trial of IFX-1 in HS did not meet its primary endpoint. We subsequently announced the results of additional analysis and first interim results of the open label extension trial. In light of all available data from the completed Shine study, the Company continues to consider options with respect to the development of IFX-1 for HS, including seeking to engage regulatory authorities in connection with pursuing further clinical trials in HS. We intend to develop IFX-1 and other proprietary antibodies and molecules, and evaluate other technologies as well, to address a wide array of complement-mediated and other diseases with significant unmet needs, including AAV, a rare, life-threatening autoimmune disease, PG, a rare inflammatory skin disorder and indications in oncology and potentially other indications and diseases. Since our inception in December 2007, we have devoted substantially all of our resources to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, IFX-1. To date, we have not generated any product revenue and have financed our operations primarily through public offerings, the private placement of our securities and other income from various grants. As of December 31, 2019, we had raised an aggregate of approximately €206.75 million, comprised of €49.2 million in net proceeds from a follow-on public offering in May 2018, €81.8 million in net proceeds from our initial public offering, €74.0 million in gross proceeds from private placements of our securities and €1.75 million in payments in connection with various grants. As of December 31, 2019, we had cash and cash equivalents of €33.1 million and €81.9 million in marketable securities.

As of December 31, 2019, we had an accumulated deficit of €134.4 million. We have incurred significant net operating losses in every year since our inception and expect to continue to incur increasing net operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses may increase significantly if, and as we

•	evaluate any additional clinical development of IFX-1 in HS;

•	continue to advance IFX-1 through clinical development for additional indications, including AAV, PG and oncology indications;

•	initiate and continue research programs and development activities, including development of IFX-2;

•	actively seek to identify additional research programs and additional product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain personnel, such as for business development and others; and

•	incur additional costs with operating as a public company, including expanding our operational, finance and management teams.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed, could have a negative impact on our financial condition and our ability to develop IFX-1 or any additional product candidates.

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

Other income

We have historically earned other income through several grants from the German government, the European Union and other educational institutions on behalf of the German government, primarily with respect to research and development activities related to the development of IFX-1 and IFX-2. These grants generally provide for reimbursement of approved costs incurred as defined in the respective grants. Income in respect of grants also includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured. We recognized €0.4 million of other income from grants in 2019 and €0.2 million in 2018 respectively.

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

We expect that our total research and development expenses in 2020 will decrease compared to our expenses in 2019 and 2018 but costs might increase again in 2021 in case we continue with the development of IFX-1 in HS. The increase of research and development expenses in 2019 primarily relate to the following key programs:

•
IFX-1. In 2019, we completed enrollment and dosing in our Phase IIb clinical trial of IFX-1 in patients with HS. We expect our expenses associated with IFX-1 will decrease in 2020 and increase in 2021 in case we continue to develop IFX-1 in patients with HS, conduct our Phase II clinical program of IFX-1 in patients with AAV and continue our Phase II clinical trial program in patients with PG as well as our currently running program in COVID-19. We anticipate that our research and development expenses will increase substantially in connection with the commencement of these and any additional clinical trials. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and investigating commercial scale production options.

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

In 2019 and 2018, we incurred €44.6 million and €25.0 million of research and development expense, respectively. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and potential enrollment. Research and development expenses are expected to decrease in 2020 and then increase again as we advance the clinical development of IFX-1 and IFX-2 and further advance the research and development of our preclinical product candidates.

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

General and administrative expenses

Our general and administrative expenses consist principally of:

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization;

•	professional fees for auditors and consulting expenses not related to research and development activities;

•	professional fees for lawyers not related to the filing, prosecution, protection and maintenance of our intellectual property; and

•	cost of facilities, communication and office expenses.

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

New standards and interpretations not yet adopted

The standards, amendments to standards and interpretations that are effective for annual periods beginning after December 31, 2019 and have not been applied in preparing these consolidated financial statements are disclosed in note ‘4. Other information – (g) Summary of significant accounting policies – 3. New standards and interpretations not yet adopted’ to our consolidated financial statements included elsewhere in this Annual Report.

Results of operations

The numbers below have been derived from our consolidated financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2019 and 2018

	2019	2018	Change
		(in €)
Other income and expenses (net)	315,011	299,058	15,953
Research and development expenses	(44,582,136)	(25,028,554)	(19,553,582)
General and administrative expenses	(12,501,048)	(12,786,869)	285,821
Loss before interest and income taxes	(56,768,173)	(37,516,364)	(19,251,809)
Net financial result	3,513,355	7,701,731	(4,188,376)
Loss before tax	(53,254,817)	(29,814,634)	(23,440,183)
Income tax expense	—	—	—
Loss for the period	(53,254,817)	(29,814,634)	(23,440,183)
Exchange differences on translating operations in foreign currency	2,177,033	50,196	2,126,837
Total comprehensive loss	(51,077,785)	(29,764,438)	(21,313,347)

Other income and expenses (net)

Other income and expenses (net) increased by €0.0 million in the year ended December 31, 2019 compared to the year ended December 31, 2018.

Research and development expenses

	2019	2018	Change
		(in €)
Third-party expenses	36,783,223	15,909,366	20,873,857
Personnel expenses	6,231,812	8,037,082	(1,805,270)
Other expenses	1,567,101	1,082,106	484,995
Total	44,582,136	25,028,554	19,553,582

Research and development expenses increased by €19.6 million in the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase is primarily attributable to a €20.9 million increase in CRO and CMO costs related to IFX-1 in connection with the clinical trial Phase IIb in patients with HS, the Phase II clinical program in patients with AAV, the Phase II clinical program in patients with PG, the preparation of a Phase II clinical program in patients in the oncology field as well as with the ongoing manufacturing activities for clinical trial related material for these clinical trials with IFX-1. In addition there was a €1.8 million decrease in employee-related costs mainly caused by a €2.6 million  decrease in expenses from non-cash share-based compensation.

General and administrative expenses

	2019	2018	Change
		(in €)
Personnel expenses	7,534,073	9,146,955	(1,612,882)
Legal, consulting and audit fees	2,199,640	2,020,447	179,193
Other expenses	2,767,335	1,619,467	1,147,868
Total	12,501,048	12,786,869	(285,821)

General and administrative expenses decreased by €0.3 million to €12.5 million for the year ended December 31, 2019, from €12.8 million for the year ended December 31, 2018. This decrease is primarily attributable to a €1.6 million decrease in employee-related costs associated with a €2.6 million anticipated decline in non-cash share-based compensation expense, partially offset by €1.0 million higher personnel expense due to new hires.  Legal, consulting and audit fees and other expenses increased by €0.2 million to €2.2 million for the year ended December 31, 2019, from €2.0 million for the year ended December 31, 2018, which increase is mainly attributable to higher consulting cost. The increase of other expenses by €1.1 million is primarily related to higher D&O insurance cost, IT and office expenses.

Finance costs-net

	2019	2018	Change
		(in €)
Foreign exchange gain	3,379,643	8,249,853	(4,870,210)
Interest and other income	2,840,676	2,182,842	657,834
Total finance costs	6,220,320	10,432,695	(4,212,375)
Foreign exchange loss	2,684,699	2,623,782	60,917
Other finance costs	22,265	107,182	(84,917)
Total finance costs	2,706,964	2,730,964	(24,000)
Net financial result	3,513,355	7,701,731	(4,188,376)

Net financial result decreased by €4.2 million to €3.5 million for the year ended December 31, 2019, from €7.7 million for the year ended December 31, 2018. This decrease is mainly attributable to (a) lower foreign exchange gains, which decreased by €4.8 million and (b) interest on marketable securities, which increased by €0.6 million. Foreign exchange income and expense is mainly derived from the translation of our U.S. dollar dominated cash, cash equivalents and marketable securities held by InflaRx GmbH. These amounts are translated into euros at the exchange rates prevailing on the reporting date. Any resulting translation diﬀerences are recognized in proﬁt and loss.

B.	Liquidity and capital resources

Since inception, we have incurred significant operating losses. For the years ended December 31, 2019 and 2018, we incurred net losses of €53.3 million and €29.8 million, respectively. To date, we have financed our operations primarily through the sale of our securities including in our initial public offering and secondary placement of shares. As of December 31, 2019, we had cash and cash equivalents of €33.1 million, plus marketable securities totaling €81.9 million.

Our cash and cash equivalents primarily consist of bank deposit accounts and money market investment funds. Our marketable securities consist of quoted debt securities. Our banks, the issuer of the money-market funds and other securities are graded in the top investment category (A- to AAA) by credit rating agencies as S&P Global.

Cash flows

Comparison of the years ended December 31, 2019 and 2018

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
	(in €)
Net cash used in operating activities	(43,204,492)	(21,549,248)
Net cash from investing activities	20,341,554	(99,451,341)
Net cash from financing activities	(294,344)	49,641,542
Cash and cash equivalents at the beginning of the period	55,386,240	123,281,888
Exchange gains on cash and cash equivalents	902,321	3,461,399
Cash and cash equivalents at the end of the period	33,131,280	55,386,240

Net cash used in operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased to €43.2 million in the year ended December 31, 2019, from €21.5 million in the year ended December 31, 2018, mainly due to the increase of research and development expenditures and higher personnel costs, excluding stock-based compensation.

Net cash from investing activities

Net cash from investing activities decreased by €119.8 million in the year ended December 31, 2019 mainly due to high investments in marketable securities in 2018.

Net cash provided by financing activities

Net cash generated from financing activities in 2019 mainly relates to repayments of leasing debt and in 2018 relates primarily to the cash received from secondary placement of shares in May 2018.

Funding requirements

We expect our operating expenses to decrease in 2020 and to increase again in the subsequent years in connection with our ongoing activities. In particular, we might conduct a Phase III clinical trial of IFX-1 in patients with HS and we are conducting Phase II clinical trials in AAV and PG and plan to initiate an additional Phase II clinical trial in oncology. We also want to continue preclinical development of IFX-2 including a subcutaneous formulation for IFX-2. We plan to initiate new research and preclinical development efforts and we may seek marketing approval for any product candidates that we successfully develop and where we receive approval for. In case we get regulatory clearance of the FDA, we plan to commence a Phase III program of IFX-1 in HS and currently anticipate that the cost of such program could be in the range of €60 to €80 million. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months.

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third-parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

C.	Research and development, patents and licenses, etc.

See “ITEM 4.  INFORMATION ON THE COMPANY——B. Business Overview—Intellectual Property.”

D.	Trend information

For a discussion of trend information, see “ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

E.	Off-balance sheet arrangements

As of the date of this Annual Report, we did not have any off-balance sheet arrangements other than operating leases and third-party contracts with Contract Research Organizations (“CROs”) as described under “ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS—F. Tabular disclosure of contractual obligations—Contractual obligations and commitments.”

F.	Tabular disclosure of contractual obligations

Contractual obligations and commitments

The table below sets forth our contractual obligations as of December 31, 2019.

	Payments due by Period
	Total	Less than 1 year	Between 1 and 3 Years	Between 3 and 5 Years	More than 5 years
			(in €)
Contractual CRO commitments and other contractual obligations under non-cancellable operating contracts or services:	24,447,508	10,602,651	12,647,879	1,196,978	—
Contractual lease obligations	903,951	371,105	532,845	—	—
Total	25,351,459	10,973,756	13,180,724	1,196,978	—

Contractual lease obligations

Contractual lease obligations mainly consist of payments pursuant to non-cancellable lease agreements relating to our leases of office space. The lease term of our premises in Jena, Germany expires in December 2022. The lease term of our premises in Martinsried, Germany expires in May 2022. The lease term of our premises in Ann Arbor, United States expires in April 2021.

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

G.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of directors

The following table presents information about our board of directors and senior management as of the date of this Annual Report.

Name	Position	Age	Initial year of appointment at InflaRx GmbH or InflaRx N.V. (as applicable)*
Arnd Christ	Chief Financial Officer	53	2015
Jason Marks	Chief Legal Officer	44	2019
Jens Holstein	Non-Executive Director	56	2018
Katrin Uschmann	Non-Executive Director	55	2007
Lina Ma	Non-Executive Director	42	2016
Mark Kubler	Non-Executive Director	44	2015
Nicolas Fulpius	Non-Executive Director and Chairman of the Board	46	2007
Niels Riedemann	Executive Director and Chief Executive Officer	48	2007
Renfeng Guo	Executive Director and Chief Scientific Officer	50	2007
Richard Brudnick	Non-Executive Director	64	2019
* The Executive Directors’ and Chairman’s terms will expire in 2021, and the Non-Executive Directors’ terms will expire in 2020.

Unless otherwise indicated, the current business address for our directors, senior management and key employees is InflaRx N.V., Winzerlaer Strasse 2, 07745 Jena, Germany.

The following is a brief summary of the business experience of our directors, senior management and key employees. Each director’s tenure reflects such director’s tenure on InflaRx GmbH’s board.

Non-executive directors

Jens Holstein. Mr. Holstein was appointed to our board as a director on September 21, 2018. Mr. Holstein currently serves as Chief Financial Officer of MorphoSys AG, a dual-listed (Frankfurt and Nasdaq) drug development company. He joined MorphoSys in 2011 from Fresenius Kabi AG, a global healthcare company, where he most recently served as Regional Chief Financial Officer (CFO) for the region EME (Europe/Middle East) and as Managing Director of Fresenius Kabi Deutschland GmbH. Over the last almost 16 years at Fresenius he had held a variety of financial and general management positions. From 2006 to 2010, he was Regional Chief Financial Officer of Fresenius Kabi Asia Pacific Ltd., based in Hong Kong. Prior to this appointment, Mr. Holstein was Managing Director of Fresenius ProServe GmbH and Chief Financial Officer and Labor Director of the company’s subsidiary Wittgensteiner Kliniken AG. Earlier positions within Fresenius included General Manager of hospitalia care GmbH, Commercial Manager of the Projects & Service business unit of Fresenius AG and Commercial Manager of hospitalia international GmbH. Prior to joining Fresenius, Mr. Holstein spent several years in the consulting industry, with positions in Frankfurt and London. Mr. Holstein graduated from University of Muenster with a diploma in Business Administration.

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

Richard Brudnick. Mr. Brudnick has been a director on our board since 2019.  Mr. Brudnick currently serves as Chief Business Officer and Head of Strategy for Codiak BioSciences, a leader in the field of exosome therapeutics since June 2018. Prior to joining Codiak, Mr. Brudnick was Executive Vice President of Business Development and Alliance Management at Bioverativ, Inc., a company he helped found in 2016.  From 2001 to 2016, Mr. Brudnick held various roles of increasing responsibility at Biogen, Inc. including Senior Vice President of Corporate Development. Mr. Brudnick graduated from Massachusetts Institute of Technology with an SB and he also graduated from the Sloan School of Management with an MBA.

Senior management

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

 Jason Marks, Chief Legal Officer. Mr. Marks has served as Chief Legal Officer & General Counsel, and as Corporate Secretary, since January 2019 and has operational responsibilities for the United States subsidiary since December 2019. He has extensive global experience in legal and compliance for large multi-national companies in life sciences, working both in the United States and Europe. Prior to joining InflaRx, he was Senior Vice President, Head of Legal Branded Rx (Salix) and Global Litigation & Government Investigations, Bausch Health Companies, Inc. where he was brought in to manage some of the highest-profile matters in the industry. In this role, Mr. Marks and his team, provided support from development to launch and commercialization, including multiple commercial launches. He created and led the company’s Legal Operations and Enterprise Risk Management functions. Mr. Marks has also held roles of increasing responsibility at Alcon, (a Novartis Company), where he was Head Legal, North America and Global Litigation and Government Investigations, and at Stryker Corporation. He has a J.D., with honors, from the George Washington University School of Law and an A.B. from The University of Chicago.

B.	Compensation

Compensation of directors and senior management

The aggregate compensation, including benefits in kind, accrued or paid to our senior management with respect to the year ended December 31, 2019, for services in all capacities was €8,991 thousand. In 2019, we granted options to purchase 100,000 common shares to our senior management.

We have established a policy in respect of the remuneration of our directors in accordance with Dutch law. Such policy addresses the following topics: the fixed and variable components of the remuneration (if any), remuneration in the form of shares and severance payments. The policy for our board of directors was adopted and approved by the general meeting of shareholders prior to the consummation of our initial public offering. The board of directors determines the remuneration of the directors in accordance with the compensation policy, with the understanding that executive directors will not participate in the decision-making process regarding the determination of the compensation of executive directors. Compensation schemes in the form of shares or rights to shares must be submitted by the board of directors to the general meeting for its approval. Any such proposal must set out at least the maximum number of shares or rights to shares to be granted to the directors and the criteria for granting or amendment.

As of December 31, 2019, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our directors, and in 2019, our non-executive directors received €269 thousand in total compensation, including benefits in kind, from us for services in such capacity. In 2019, we granted options to purchase 18,450 of our common shares to our directors under the Plan.

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

2019 repricing of option plans

On July 3, 2019, the board approved an amendment of the 2016 Option Plan and the 2017 equity incentive plan. Following the amendment, the strike price of all vested and unvested options, other than those held by persons who were not employees or directors at the time of the amendment, was reduced to $3.35 per share.

Insurance and indemnification

Our current and future directors (and such other officer or employee as designated by the board of directors) have the benefit of indemnification provisions in the Articles of Association of InflaRx N.V. These provisions give the indemnified persons the right to recover from us amounts, including, but not limited to, litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties. However, there is no entitlement to indemnification for acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person. In addition, upon the closing of our initial public offering, we entered into agreements with our directors and executive officers to indemnify them against expenses and liabilities to the fullest extent permitted by law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, we provide our directors with directors’ and officers’ liability insurance.

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

Board of Directors

Our board of directors is composed of eight members as of April 28, 2020, two of whom are executive directors. Our executive directors and the chairman of our board shall initially serve for four-year terms and our other non-executive directors shall initially serve for three-year terms, in each case until the earlier of their successors being duly appointed, their resignation or their removal. After these terms, our directors may be nominated for re-appointment for such terms as may be deemed appropriate by our board of directors. For the years of the directors’ initial appointment and term expiration dates, see —A. Directors and senior management.

Board Committees

Audit committee

The audit committee currently consists of Nicolas Fulpius, Jens Holstein and Richard Brudnick. The audit committee assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the recommendation for appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our board of directors has determined that each member of the Audit Committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and each qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The audit committee is governed by a charter that complies with applicable NASDAQ rules, which charter has been posted on our website.

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

As of December 31, 2019, we had 45 employees, including 16 with M.D. or Ph.D. degrees. We consider our relationship with our employees to be very good.

E.	Share ownership

See “ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—A. Major shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of April 28, 2020:

•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares (as of the date of such shareholder’s Schedule 13G filing for InflaRx N.V. with the SEC);

•	each of our directors and senior management; and

•	all directors and senior management as a group.

The number of common shares beneficially owned by each entity, person or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power or to receive the economic benefit of ownership of the shares, as well as any common shares that the individual has the right to acquire within 60 days of April 28, 2020 through the exercise of any option, warrant or other right. The percentage of shares beneficially owned is computed on the basis of 26,105,255 common shares outstanding as of April 28, 2020. Common shares that a person has the right to acquire within 60 days of April 28, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and senior management as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person. As of April 28, 2020, 4,086,663 common shares, representing 15.7% of our issued and outstanding common shares, were held by four U.S. record holders.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o InflaRx GmbH, Winzerlaer Str. 2, 07745 Jena, Germany.

	Common Shares Beneficially Owned
	Number	Percent of
5% Shareholders
Entities affiliated with Staidson Hong Kong Investment Company Limited (1)	2,316,644	8.9%
Entities affiliated with Baker Brothers Advisors LP (2)	1,778,415	6.8%
Directors and Senior Management
Niels Riedemann (3)	2,178,740	8.3%
Renfeng Guo (4)	2,606,747	10.0%
Arnd Christ (5)	346,965	1.3%
Jason Marks (6)	31,250	*
Mark Kubler (7)	996,043	3.8%
Nicolas Fulpius (8)	541,977	2.1%
Katrin Uschmann (9)	43,840	*
Lina Ma (10)	28,720	*
Jens Holstein (11)	10,674	*
Richard Brudnick (12)	68,450	*
All directors and senior management as a group (11 persons)	6,853,496	26.3%

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

(1)
Staidson Hong Kong Investment Company Limited (“STS”) is wholly owned by Staidson (Beijing) Biopharmaceuticals Co., Ltd., a publicly held entity whose common shares are listed on the Shenzhen Stock Exchange. The address for STS is 1/F 122D Ma Yautong Sai Kung, Hong Kong.

(2)
The common shares are held with Baker Bros. Advisors LP (the “Adviser”) and Baker Bros. Advisors (GP) LLC (the “Adviser GP”) as reported by Felix J. Baker and Julian C. Baker (collectively, the “Reporting Persons”) on the Schedule 13G filed with the SEC on February 14, 2020.  The aggregate number of Common Shares directly held by each of Baker Brothers Life Sciences, L.P. is 1,631,132 and 667, L.P. is 147,283 for a combined 1,778,415.  The address of Baker Brother Advisors LP is 860 Washington Street, 3rd Floor, New York, NY 10014.

(3)
Consists of (a) 1,068,908 common shares, (b) 404,040 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of US$3.35 per share, which shall expire on November 18, 2031, (c) 126,005 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, (d) 574,378 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on December 13, 2025 and 5,409 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on November 20, 2026.

(4)
Consists of (a) 1,744,991 common shares, (b) 336,672 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of US$3.35 per share, which shall expire on November 18, 2031, (c) 519,675 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on December 13, 2025 and 5,409 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on November 20, 2026.

(5)
Consists of (a) 6,384 common shares, (b) 202,020 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of US$3.35 per share, which shall expire on November 18, 2031, (c) 136,758 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on December 13, 2025 and 1,803 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on November 20, 2026.

(6)
Consists of 31,250 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on November 20, 2026.

(7)
Consists of (a) 960,015 common shares, (b) 7,308 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, and (c) 28,720 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on December 13, 2025.

(8)
Consists of (a) 513,257 common shares, and (b) 28,720 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on December 13, 2025.

(9)
Consists of (a) 15,120 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, and (b) 28.720 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on December 13, 2025.

(10)
Consists of 28,720 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on December 13, 2025.

(11)
Consists of 10,764 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on September 21, 2026.

(12)
Consists of a) 50,000 common shares and b) 18,450 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on February 4, 2027.

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

The following is a description of related party transactions we have entered into since January 1, 2019 with any of our officers, directors and the holders of more than 5% of our common shares

Indemnification agreements

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares, who is eligible for the benefits of the Treaty and who is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source: or

•	a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.

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

Passive Foreign Investment Company Rules

We believe it is likely that we were a “passive foreign investment company,” or a (“PFIC”), for U.S. federal income tax purposes in 2018 and 2019, and we may be a PFIC in one or more future taxable years. In addition, we may, in the future directly or indirectly, hold equity interests in other PFICs (any such PFIC, a “Lower-tier PFIC”). Under the Internal Revenue Code of 1986, as amended (the “Code”), generally a non-U.S. corporation will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. It is also possible that we will be a PFIC in any future taxable year because, among other things, (i) we currently own a substantial amount of passive assets, including cash and securities, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its common shares.

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

MATERIAL DUTCH TAX CONSIDERATIONS

General

The following is a general summary of certain material Dutch tax consequences of the acquisition, holding and disposal of our common shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this general summary should be treated with corresponding caution. To the extent this summary relates to legal conclusions under current Netherlands tax law, and subject to the qualifications it contains, it represents the opinion of NautaDutilh N.V., our special Dutch counsel. Holders or prospective holders of shares should consult with their own tax advisors with regard to the tax consequences of investing in the shares in their particular circumstances. The discussion below is included for general information purposes only.

Please note that this summary does not describe the Dutch tax considerations for:

(i)
holders of our common shares if such holders, and in the case of individuals, his or her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in the Company under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his or her partner (as defined in the Dutch Income Tax Act 2001, directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)
holders of our common shares if the shares held by such holders qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital (or, in certain cases, in voting rights) qualifies as participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

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

Dividend Withholding Tax

We are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us (which withholding tax will not be borne by us but will be withheld by us from the gross dividends paid on the shares). However, as long as we continue to have our place of management in Germany, and not in the Netherlands, under the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany and we will not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder of our common shares who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to a holder of our common shares that is neither resident nor deemed to be resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder, in which events the following applies. See Risk Factor “If we pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.”

Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities” as the case may be) or to holders of our common shares that are neither resident nor deemed to be resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder are subject to Dutch dividend withholding tax at a rate of 15%.

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

Dutch Resident Individuals and Dutch Resident Entities can generally credit the Dutch dividend withholding tax against their income tax or corporate income tax liability. The same applies to holders of our common shares that are neither resident nor deemed to be resident of the Netherlands if the shares are attributable to a Dutch permanent establishment of such non-resident holder.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.

Taxes on income and capital gains

Dutch Resident Entities

Any benefit derived or deemed to be derived from the shares held by a Dutch Resident Entity, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 16.5 percent with respect to taxable profits up to €200,000 and 25 percent with respect to taxable profits in excess of that amount (rates and brackets for 2020).

Dutch Resident Individuals

If a holder of shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the common shares is taxable at the progressive income tax rates (with a maximum of 49.5%, rate for 2020), if:

(i)
the common shares are attributable to an enterprise from which the holder of such shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being a shareholder, as defined in the Dutch Income Tax Act 2001); or

(ii)
the holder of the common shares is considered to perform activities with respect to such shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of our common shares, such holder will be taxed annually on a deemed, variable return (with a maximum of 33% in 2020)) of such holder’s net investment assets for the year (rendementgrondslag) at an income tax rate of 30 percent.

The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The common shares are included as investment assets. A tax free allowance may be available. Actual income, gains or losses in respect of the common shares are as such not subject to Dutch income tax.

For the net investment assets on January 1, 2020, the deemed return ranges between 1.80 percent and 5.33 percent (depending on the aggregate amount of the net investments assets). The deemed, variable return will be adjusted annually on the basis of historic market yields.

Non-residents of the Netherlands

A holder of our common shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch taxes on income or capital gains in respect of any payment under the common shares or in respect of any gain or loss realized on the disposal or deemed disposal of the common shares, provided that:

(i)
such holder does not have an interest in an enterprise or a deemed enterprise (as defined in the Dutch Income Tax Act and the Dutch Corporate Income Tax Act) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the common shares are attributable; and

(ii)
in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the common shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) and does not derive benefits from the common shares that are taxable as benefits from other activities in the Netherlands (resultaat uit overige werkzaamheden).

Gift and inheritance tax

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the common shares by way of a gift by, or on the death of, a holder of our common shares who is resident or deemed to be resident in the Netherlands at the time of the gift or such holder’s death.

Non-residents of the Netherlands

No Dutch gift or inheritance taxes will arise on the transfer of our common shares by way of gift by, or on the death of, a holder of the common shares who is neither resident nor deemed to be resident in the Netherlands, unless in the case of a gift of shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

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

Other taxes and duties

No Dutch value added tax and no Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of our common shares on any payment in consideration for the holding or disposal of the common shares.

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

In order to receive a refund pursuant to a double taxation treaty or the aforementioned option for foreign corporations, the shareholder has to submit a completed form for refund (available at the Federal Central Office for Taxes (www.bzst.de) as well as at the German embassies and consulates) together with a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that withheld the tax.

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

The aforementioned reductions of (or exemptions from) withholding tax are further restricted if (i) the applicable double taxation treaty provides for a tax reduction resulting in an applicable tax rate of less than 15% and (ii) the shareholder is not a corporation that directly holds at least 10% in the equity capital of the Company and is subject to tax on its income and profits in its state of residence without being exempt. In this case, the reduction of (or exemption from) withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70 % of the change in value risk related to the shares in the Company during the minimum holding period without being directly or indirectly hedged, and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third-parties. However, these further prerequisites do not apply if the shareholder has been the beneficial owner of the shares in the Company for at least one uninterrupted year upon receipt of the dividends. Furthermore, the special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the shares in the Company for at least one uninterrupted year upon receipt of the dividends.

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

Pursuant to special rules on the restriction of withholding tax credit, the credit of withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the shares in the Company during the minimum holding period without being directly or indirectly hedged, and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third-parties. Absent of the fulfillment of all of the three prerequisites, three fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant assessment period. A shareholder that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction.

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

Exceptions from the flat rate tax (satisfied by withholding at source) (Abgeltungsteuer) may apply—that is, only upon application—for shareholders who have a shareholding of at least 25% in a company and for shareholders who have a shareholding of at least 1% in the Company, work for that company in a professional capacity and have a material influence in the economic activity of aforementioned company.  In such a case, the same rules apply as for sole proprietors holding the shares as business assets (see below “—Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as business assets—Sole proprietors”).

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

For trade tax purposes the entire dividend income is subject to trade tax (i.e. the tax exempt dividends must be added back when determining the trade taxable income), unless the corporation shareholder holds at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period (Erhebungszeitraum). In case of an indirect participation via a partnership please refer to the section “—Partnerships” below.

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

Special regulations apply, if the shares are held as trading portfolio assets by a credit institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz) as well as by a life insurance company, a health insurance company or a pension fund (see “—Corporations”).

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

On January 22, 2013, the Council of the European Union approved the resolution of the ministers of finance from eleven EU member states (including Germany) to introduce Financial Transaction Tax (“FTT”) within the framework of enhanced cooperation. On February 14, 2013, the European Commission accepted the proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax. The plan focuses on levying a financial tax of 0.1% (0.01% for derivatives) on the purchase and sale of financial instruments.

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

Market risk arises from our exposure to fluctuation in currency exchange rates. We are exposed to such market risks in the ordinary course of our business as our exposure to the U.S. Dollar broadens from future expenses and revenues that may be derived from the United States. Currently, we do not have any exchange rate hedging arrangements in place.

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

In the twelve months ended December 31, 2019, InflaRx used approximately €43.2 million of the net proceeds from its initial public offering in November 2017 to fund costs related to the development of IFX-1, including preparation for the planned Phase IIb study to determine efficacy and safety of IFX-1 in patients with moderate or severe HS, as well as general and administrative expense. There has been no significant change in the planned use of proceeds from our initial public offering as described in our final prospectus dated November 7, 2017 filed with the SEC on November 8, 2017.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2019, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in Internal Control over Financial Reporting

On June 1, 2019, we replaced our DATEV accounting system and introduced an ERP system (enterprise resource planning) called ‘Microsoft Dynamics NAV 2018’. There have been no further changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected or reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Nicolas Fulpius, Richard Brudnick and Jens Holstein are audit committee financial experts, as that term is defined by the SEC, and are both independent for the purposes of SEC and Nasdaq rules.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.	Audit Fees

The Audit Committee has adopted a policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. All audit-related services rendered by our independent registered public accounting firm were pre-approved by the Audit Committee and are compatible with maintaining the auditor’s independence.

Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent registered public accounting firm or their affiliates for providing audit and other professional services in each of the last two years.

Audit fees in 2019 amounted to €248,054 and relate to audit services provided by our principal accountants in 2019, KPMG AG Wirtschaftsprüfungsgesellschaft, in connection with our annual audit and quarterly review.

Audit fees in 2018 amounted to €194,000 and relate to audit services provided by our principal accountants in 2018, KPMG AG Wirtschaftsprüfungsgesellschaft, in connection with our annual audit and quarterly review and review of registration statements for the Company.

B.	Audit-Related Fees

The Company billed no audit-related fees in 2019.

Audit-related fees in 2018 amounted to €252,500 and relate to services provided by our principal accountants in 2018, KPMG AG Wirtschaftsprüfungsgesellschaft, in connection with comfort letters for the Company.

C.	Tax Fees

None.

D.	All Other Fees

None.

E.	Audit Committee’s Pre-Approval Policies and Procedures

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

F.	Audit Work Performed by Other Than Principal Accountant if Greater than 50%

Not Applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

For a description of the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on Nasdaq, see “ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—C. Board practices.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, see pages F-1 to F-29 to this Annual Report.

ITEM 19.	EXHIBITS

Exhibit No.	Description
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

2.2	Form of Senior Indenture (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3ASR (File No. 333-230560) filed with the SEC on March 28, 2019).
2.3	Form of Subordinated Indenture (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-3ASR (File No. 333-230560) filed with the SEC on March 28, 2019).
2.4*	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934.
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

4.5	InflaRx Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-221656) filed with the SEC on November 17, 2017).
8.1+	List of Subsidiaries.
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.
101
The following materials from our Annual Report on Form 20-F for the year ended December 31, 2019 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

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

InflaRx N.V.

	By:	/s/ Niels Riedemann
		Name:	Niels Riedemann
		Title:	Chief Executive Officer and Director

Date: April 28, 2020

	By:	/s/ Arnd Christ
		Name:	Arnd Christ
		Title:	Chief Financial Officer

Date: April 28, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
InflaRx N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of InflaRx N.V. and subsidiaries (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 4.(h).1 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of International Financial Reporting Standard 16, Leases.

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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion..

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2008.

Leipzig, Germany
April 28, 2020

InflaRx N.V. and subsidiary
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2019, 2018 and 2017

	Note		2019	2018	2017
			(in €)
Operating Expenses
Research and development expenses			(44,582,136)	(25,028,554)	(14,414,628)
General and administrative expenses			(12,501,048)	(12,786,869)	(5,138,498)
Total Operating Expenses	1.	(a)	(57,083,184)	(37,815,422)	(19,553,126)
Other income			400,253	303,860	115,525
Other expenses			(85,242)	(4,802)	(7,644)
Operating Result			(56,768,173)	(37,516,364)	(19,445,245)
Finance income			6,220,320	10,432,695	130,032
Finance expenses			(2,706,964)	(2,730,964)	(4,922,535)
Net Financial Result	1.	(a)	3,513,355	7,701,731	(4,792,503)
Loss for the Period			(53,254,817)	(29,814,634)	(24,237,748)

Share Information	4.	(d)
Weighted average number of shares outstanding			26,004,519	25,095,027	9,410,524
Loss per share in euro (basic/diluted)			(2.05)	(1.19)	(2.58)

Loss for the Period			(53,254,817)	(29,814,634)	(24,237,748)
Other comprehensive income that may be re-classified to profit or loss in subsequent periods:
Exchange differences on translation of operations in foreign currency			2,177,033	50,196	—
Total Comprehensive Loss			(51,077,785)	(29,764,438)	(24,237,748)

The accompanying notes are an integral part of these financial statements.

InflaRx N.V. and subsidiary
Consolidated Statements of Financial Position as December 31, 2019 and 2018

	Note		2019	2018
			(in €)
ASSETS
Non-current assets
Property, plant and equipment	1.	(c)	1,413,297	624,668
Intangible assets	1.	(d)	452,400	222,866
Non-current other non-financial assets	1.	(f)	452,217	—
Non-current financial assets	1.	(g)	272,614	207,444
Total non-current assets			2,590,528	1,054,979
Current assets
Current other non-financial assets	1.	(f)	3,500,884	1,588,702
Current financial assets	1.	(g)	82,353,867	101,184,240
Cash and cash equivalents	1.	(i)	33,131,280	55,386,240
Total current assets			118,986,031	158,159,183
TOTAL ASSETS			121,576,558	159,214,161

EQUITY AND LIABILITIES
Equity	1.	(h)
Issued capital			3,132,631	3,115,725
Share premium			211,006,606	211,021,835
Other capital reserves			25,142,213	18,310,003
Accumulated deficit			(134,362,006)	(81,107,188)
Other components of equity			2,227,228	50,196
Total equity			107,146,673	151,390,571
Non-current liabilities
Lease liabilities	1.	(e)	330,745	—
Provisions and Government grants			39,013	67,945
Total non-current liabilities			369,758	67,945
Current liabilities
Lease liabilities	1.	(e)	515,203	—
Employee benefits			975,629	789,800
Social securities, other tax and non-financial liabilities			105,634	308,533
Trade and other payables	1.	(g)	12,413,662	6,657,312
Provisions			50,000	—
Total current liabilities			14,060,128	7,755,645
Total Liabilities			14,429,886	7,823,590
TOTAL EQUITY AND LIABILITIES			121,576,558	159,214,161

The accompanying notes are an integral part of these financial statements.

InflaRx N.V. and subsidiary
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2019, 2018 and 2017

	Note		Shares outstanding	Issued capital	Share premium
				(in €)
Balance at January 1, 2017			2,362,500	31,428	—
Loss for the Period			—	—	—
Exchange differences on translation of operations in foreign currency			—	—	—
Total Comprehensive Loss			—	—	—
Transactions with owners of the Company
Contributions
Issue of common shares	1.	(e)	7,068,129	848,175	90,055,312
Transaction costs			—	—	(9,114,770)
Equity-settled share-based payment	4.	(e)	—	—	—
Total Contributions			7,068,129	848,175	80,940,542
Changes in ownership interests
Reorganization			16,482,071	1,977,849	80,698,025
Liquidation of a Subsidiary			—	—	—
Total changes in ownership interests			16,482,071	1,977,849	80,698,025
Total transactions with owners of the Company			23,550,200	2,826,024	161,638,566
Balance at December 31, 2017			23,812,100	2,857,452	161,638,566
Loss for the Period			—	—	—
Exchange differences on translation of operations in foreign currency			—	—	—
Total Comprehensive Loss			—	—	—
Transactions with owners of the Company
Contributions
Issue of common shares	1.	(e)	1,850,000	222,000	52,768,733
Transaction costs			—	—	(3,801,265)
Equity-settled share-based payment	4.	(e)	—	—	—
Share options exercised			302,279	36,273	415,801
Total Contributions			2,152,279	258,273	49,383,269
Total transactions with owners of the Company			2,152,279	258,273	49,383,269
Balance at December 31, 2018			25,964,379	3,115,725	211,021,835
Loss for the Period			—	—	—
Exchange differences on translation of operations in foreign currency			—	—	—
Total Comprehensive Loss			—	—	—
Transactions with owners of the Company
Contributions
Equity-settled share-based payment			—	—	—
Share options exercised			140,876	16,905	(15,229)
Total Contributions			140,876	16,905	(15,229)
Total transactions with owners of the Company			140,876	16,905	(15,229)
Balance at December 31, 2019			26,105,255	3,132,631	211,006,606

The accompanying notes are an integral part of these financial statements.

InflaRx N.V. and subsidiary
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2019, 2018 and 2017 – continued

	Note		Other capital reserves	Accumulated deficit	Other components of equity	Total equity
				(in €)
Balance at January 1, 2017			1,325,006	(27,054,806)	8,839	(25,689,533)
Loss for the Period			—	(24,237,748)	—	(24,237,748)
Exchange differences on translation of operations in foreign currency			—	—	—	—
Total Comprehensive Loss			—	(24,237,748)	—	(24,237,748)
Transactions with owners of the Company
Contributions
Issue of common shares	1.(e	)	—	—	—	90,903,488
Transaction costs			—	—	—	(9,114,770)
Equity-settled share-based payment	4.(e	)	4,550,105	—	—	4,550,105
Total Contributions			4,550,105	—	—	86,338,823
Changes in ownership interests
Reorganization			350,242	—	—	83,026,115
Liquidation of a Subsidiary			—	—	(8,839)	(8,839)
Total changes in ownership interests			350,242	—	(8,839)	83,017,276
Total transactions with owners of the Company			4,900,347	—	(8,839)	169,356,099
Balance at December 31, 2017			6,225,353	(51,292,555)	0	119,428,816
Loss for the Period			—	(29,814,634)	—	(29,814,634)
Exchange differences on translation of operations in foreign currency			—	—	50,196	50,196
Total Comprehensive Loss			—	(29,814,634)	50,196	(29,764,438)
Transactions with owners of the Company
Contributions
Issue of common shares	1.(e	)	—	—	—	52,990,733
Transaction costs			—	—	—	(3,801,265)
Equity-settled share-based payment	4.(e	)	12,084,651	—	—	12,084,651
Share options exercised			—	—	—	452,075
Total Contributions			12,084,651	—	—	61,726,194
Total transactions with owners of the Company			12,084,651	—	—	61,726,194
Balance at December 31, 2018			18,310,003	(81,107,188)	50,196	151,390,571
Loss for the Period			—	(53,254,817)	—	(53,254,817)
Exchange differences on translation of operations in foreign currency			—	—	2,177,033	2,177,033
Total Comprehensive Loss			—	(53,254,817)	2,177,033	(51,077,784)
Transactions with owners of the Company
Contributions
Equity-settled share-based payment	4.(e	)	6,832,210	—	—	6,832,210
Share options exercised			—	—	—	1,676
Total Contributions			6,832,210	—	—	6,833,886
Total transactions with owners of the Company			6,832,210	—	—	6,833,886
Balance at December 31, 2019			25,142,213	(134,362,006)	2,227,228	107,146,673

InflaRx N.V. and subsidiary
Consolidated Statements of Cash Flows for the Years ended December 31, 2019, 2018 and 2017

	Note	2019	2018	2017
			(in €)
Operating activities
Loss for the Period		(53,254,817)	(29,814,634)	(24,237,748)
Adjustments for:
Depreciation & Amortization		663,166	173,630	70,910
Net Financial Result	1.(a)	(3,513,355)	(7,701,731)	4,792,503
Share based payment expense	4.(e)	6,832,210	12,084,651	4,550,105
Other non-cash adjustments		(307,849)	196,699	24,076
Changes in:
Other non-financial assets		(2,364,399)	(893,602)	(522,818)
Current financial assets		—	(316,112)	89,599
Employee benefits		235,500	494,837	132,305
Social securities, other tax and non-financial liabilities		(209,948)	304,627	(30,024)
Trade and other payables		5,734,795	2,243,137	2,912,740
Interest received		3,001,109	1,679,250	66,391
Interest paid		(20,903)	—	—
Net cash flows from operating activities		(43,204,492)	(21,549,248)	(12,151,962)
Investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment		(594,889)	(806,531)	(148,542)
Cash outflow for the investment in non-current other financial assets	1.(g),2. (b)	(75,543)	(209,705)	(18,481)
Proceeds from the disposal of non-current other financial assets	1.(g),2. (b)	—	21,811	—
Proceeds from the disposal of current financial assets or repayment of maturing securities	1.(g),2. (b)	103,559,395	7,990,204	—
Purchase of current & non-current financial assets	1.(g),2. (b)	(82,547,409)	(106,445,120)	—
Net cash flows from investing activities		20,341,554	(99,449,341)	(167,023)
Financing activities
Proceeds from issuance of share capital		—	52,990,733	90,903,488
Transaction cost from issuance of share capital		—	(3,801,265)	(9,114,770)
Proceeds from exercise of share options	1.(g)	1,676	452,075	—
Proceeds from issuance of preferred shares		—	—	27,012,050
Repayment of leasing debt		(296,020)	—	—
Net cash flows from financing activities		(294,344)	49,641,542	108,800,767
Effect of exchange rate changes		902,321	3,461,399	(2,316,631)
Net change in cash and cash equivalents		(22,254,960)	(71,357,047)	94,165,152
Cash and cash equivalents at beginning of period		55,386,240	123,281,888	29,116,737
Cash and cash equivalents at end of period	1.(f)	33,131,280	55,386,240	123,281,888

The accompanying notes are an integral part of these financial statements.

InflaRx N.V. and subsidiary
Notes to the Consolidated Financial Statements as of and for the Years Ended December 31, 2019 and 2018

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

These financial statements are consolidated financial statements for the Group consisting of InflaRx N.V. and its subsidiaries. The financial statements are presented in euro (€). USD ($) is also the functional currency of InflaRx N.V. since January 2019. The functional currency of InflaRx N.V. has changed to U.S. Dollars from €, as most of the income and expenses of InflaRx N.V. occur in U.S. Dollar. The presentation currency of the Group did not change and continues to be €, as the functional currency of the largest operating company InflaRx GmbH continues to be the €. The functional currency of InflaRx Pharmaceutical Inc is USD.

All financial information presented in Euro has been rounded to the nearest Euro. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables by one euro at a maximum.

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and could affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Group. They are deconsolidated from the date control ceases. The acquisition method of accounting is used to account for business combinations by the Group. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the accounting policies adopted by the Group.

The financial statements were authorized for issue by the board of directors on April 28, 2020.

1. Information on how numbers were calculated

(a) Material profit or loss items

1.	Research and development expenses

Research and development increased compared to the prior year due to the Company’s expanded activities in the area of clinical studies and manufacturing. The items below drive research and development expenses.

Research and development expenses	2019	2018	2017
		(in €)
Third-party services	36,783,223	15,909,366	8,856,431
manufacturing of clinical material	13,479,235	4,828,534	5,558,719
clinical, pre-clinical	23,303,988	11,080,832	3,297,712
Personnel expenses	6,231,812	8,037,082	4,680,877
share-based compensation expense	2,580,983	5,256,194	3,070,707
Legal and consulting fees	668,676	421,041	643,074
Other expenses	898,425	661,065	234,129
Total	44,582,136	25,028,554	14,414,511

2.	General and administrative expenses

General and administrative expenses include the items below. Compared to the prior year the increase is mainly caused by higher personnel expenses, as well as expansion of the Company’s business activities and the expense of operating as a public company in the United States.

General and administrative expenses	2019	2018	2017
		(in €)
Personnel expenses	7,534,073	9,146,955	2,948,229
share-based compensation expense	4,251,227	6,828,457	1,479,398
Legal and consulting fees	2,199,640	2,020,447	1,478,210
Other expenses	2,767,335	1,619,467	712,059
Total	12,501,048	12,786,869	5,138,498

Besides numerous smaller line items other expenses mainly include €894 thousands insurance expense (2018: €441 thousands. 2017: €111 thousands) and €504 thousands depreciation and amortization expense (2018: €115 thousands. 2017: €71 thousands).

3.	Employee benefits

The following table shows the items of employee benefits:

Employee benefits	2019	2018	2017
		(in €)
Wages and salaries	5,974,807	4,501,840	2,896,929
Social Security contributions (employer’s share)	562,255	350,024	182,189
Equity-settled share-based payments	6,832,210	12,084,651	4,550,105
Other	396,613	247,522	—
Total	13,765,885	17,184,037	7,629,223

The number of employees rose to 43.7 full time equivalents (FTE) at the end of 2019 from 36.8 FTE at the end of 2018, respectively 20.0 FTE at the end of 2017 (numbers as of balance sheet date, not an average number).

4.	Net Financial Result

The Net Financial Result is comprised of the following items:

Finance income	2019	2018	2017
		(in €)
Foreign exchange income	3,379,644	8,249,853	—
Interest income	2,840,676	2,182,842	130,032
Total	6,220,320	10,432,695	130,032
Finance costs
Foreign exchange expense	2,684,699	2,623,782	2,358,631
Other	22,265	107,182	2,563,904
Total	2,706,964	2,730,964	4,922,535
Net Financial Result	3,513,356	7,701,731	(4,792,503)

Foreign exchange income and expense is mainly derived from group entities that do not use U.S. dollar as functional currency. Those entities translate U.S. dollar cash, cash equivalents and marketable securities at the exchange rates prevailing on the reporting date. Any resulting translation diﬀerences are recognized in proﬁt and loss. These gains (€3,380 thousand in 2019, €8,250 thousand in 2018 and € nil in 2017) and losses (€2,685 thousand in 2019, €2,624 thousand in 2018 and €2,358 thousand in 2017) are caused by the exchange rates on the reporting dates, and may not ultimately be realized. Any such gains or losses ultimately will be realized when U.S. dollar funds are used for R&D expenses or other activities.

Other finance cost in 2017 was mainly driven by interest expense for preferred shares (€2,229 thou-sand).

(b) Income tax expense

InflaRx N.V. and its German subsidiary InflaRx GmbH are subject to corporate taxes, a solidarity surcharge and trade taxes. InflaRx Pharmaceutical Inc. is subject to U.S. federal and state tax. In prior years as well as in 2017 and 2018 the Group did not incur any income tax. Taxes paid were reimbursed after annual tax declaration. The same applies for the year 2019. The Group has the following tax carry forwards:

	December 31, 2019	December 31, 2018
	(in €)
InflaRx N.V.	75,767,524	33,571,438
InflaRx GmbH	34,786,686	34,787,686
InflaRx Pharmaceutical Inc.	3,816,023	1,651,579

Since January 1, 2018 InflaRx GmbH has distributed its losses to the parent Company InflaRx N.V. under a profit and loss transfer agreement. This tax group was formed in Germany and is subject to German tax legislation.

German tax loss carried forwards are available indefinitely for offsetting against future taxable profits. Tax losses of InflaRx GmbH are frozen from 2018 onwards due to the tax Group with InflaRx N.V.

The Group recognizes deferred tax assets arising from tax loss carried forwards only to the extent that the Group has sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized. As of December 31, 2019, management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore not recognized. Furthermore, current tax assets and liabilities would be offset only if certain criteria are met.

The tables below show a reconciliation between current income taxes recognized in profit or loss and the product of loss before tax multiplied by the Company’s applicable tax rate.

The applicable tax rate is composed of 15% corporate income tax and 0.8% solidarity surcharge plus 13.9% trade tax (trade tax is the sum of the Company`s two German locations, 9.7 percentage points must be paid in Jena and 4.2 percentage points in Martinsried respectively; the split between Jena and Martinsried is based on salary costs, therefore the tax rate decreased as the Company hired new personnel in Martinsried):

InflaRx in Germany	2019	2018	2017
		(in €)
Loss before taxes	(53,254,817)	(29,814,634)	(24,237,748)
Tax rate	29.7%	29.2%	31.2%
Tax benefits at tax rate	15,815,083	8,715,116	7,559,754
Tax losses for which no deferred tax asset was recognized	(15,815,083)	(8,715,116)	(7,559,754)
Income taxes	—	—	—

The applicable tax rate on income in the U.S. is composed of 21% federal tax and 6% state tax:

InflaRx in the U.S.	2019	2018	2017
	(in U.S. dollars)
Loss before taxes	(2,177,602)	(1,891,058)	—
Tax rate	27%	27%	—
Tax benefits at tax rate	587,953	510,586	—
Tax losses for which no deferred tax asset was recognized	(587,953)	(510,586)	—
Income taxes	—	—	—

(c) Property, plant and equipment

	Buildings, Office properties	Laboratory, office and other equipment	Advance payments	Total
Cost		(in €)
At January 1, 2018	—	394,609	—	394,609
Additions	—	504,423	86,068	590,491
Disposals	—	1,544	—	1,544
Reclassification	—	86,068	(86,068)	—
Exchange differences	—	8,534	—	8,534
At December 31, 2018	—	995,179	—	995,179
Right-of-use assets at January 1, 2019, see note 1. (e)	695,614	35,058	—	730,672
Additions	636,754	259,647	54,338	950,740
Disposals	(266,057)	(142,400)	—	(408,457)
Reclassification	—	54,408	(54,408)	—
Exchange differences	1,512	6,639	70	8,221
At December 31, 2019	1,067,823	1,208,531	—	2,276,355

Depreciation
At January 1, 2018	—	(221,970)	—	(221,970)
Depreciation charge for the year	—	(148,375)	—	(148,375)
Exchange differences	—	(166)	—	(166)
At December 31, 2018	—	(370,510)	—	(370,510)
Depreciation charge for the year	(283,350)	(273,458)	—	(556,808)
Disposals	38,008	26,235	—	64,243
Exchange differences	216	(198)	—	18
At December 31, 2019	(245,126)	(617,932)	—	(863,058)

Net book value	—	—	—	—
At December 31, 2019	822,697	590,600	—	1,413,297
At December 31, 2018	—	624,668	—	624,668

(d) Intangible assets

	Patents and licenses with definite useful life	Construction in progress	Total
Cost		(in €)
At January 1, 2018	148,749	—	148,749
Additions	97,620	—	97,620
Disposals	(17)	—	(17)
Reclassification	—	109,852	109,852
Exchange differences	—	—	—
At December 31, 2018	246,351	109,852	356,204
Additions	84,449	251,493	335,942
Disposals	—	—	—
Reclassification	353,155	(353,155)	—
Exchange differences	(64)	—	(64)
At December 31, 2019	683,891	8,190	692,081

Amortization
At January 1, 2018	(108,083)	—	(108,083)
Depreciation charge for the year	(25,255)	—	(25,255)
Exchange differences	—	—	—
At December 31, 2018	(133,337)	—	(133,337)
Depreciation charge for the year	(106,358)	—	(106,358)
Disposals	—	—	—
Exchange differences	14	—	14
At December 31, 2019	(239,681)	—	(239,681)

Net book value	—	—	—
At December 31, 2019	444,210	8,190	452,400
At December 31, 2018	113,014	109,852	222,866

(e) Leases

The Group leases various properties, laboratory and office equipment and cars. Rental contracts are typically made for fixed periods of one to three years but may have renewal options. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes. Property and cars are part of the balance sheet line ‘Property, plant and equipment.’ Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets		Foreign exchange
	Property	Cars	difference	Total	Lease liabilities
			(in €)
As of January 1, 2019	695,614	35,058	—	730,672	730,672
Additions	636,754	—	1,512	638,266	636,754
Depreciation charge for the year	(245,342)	(20,831)	216	(265,957)	—
Derecognition	(266,057)	—	—	(266,057)	(228,547)
Interest expense	—	—	—	—	(12,765)
Payments (incl. interest and foreign exchange difference)	—	—	—	—	(281,535)
As of December 31, 2019	820,969	14,227	1,728	836,924	844,579

The line “Derecognition” refers to leased office premises, which were replaced by a new office (see line “Additions”).

The maturity analysis of lease liabilities is disclosed in the following table:

Maturity analysis for capitalized leases	Contractual minimum lease obligations	Effect of discounting	Lease liabilities
		(in €)
Within one year	354,878	7,175	347,703
After one year but not more than five years	500,062	3,185	496,877
More than five years	—	—	—
Total	854,940	10,361	844,579

Anticipated future lease expenses were converted with the exchange rate as of December 31, 2019, 1 Euro = 1.1234 USD.

The Group also has certain leases of cars and office equipment with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Maturity analysis for all lease obligations	Total	Low value leases	Short-term leases	Capitalized leases
		(in €)
Within one year	371,105	5,387	10,841	354,878
After one year but not more than five years	532,845	12,779	20,005	500,062
More than five years	—	—	—	—
Total	903,951	18,166	30,845	854,940

The following are the amounts recognized in profit or loss:

	December 31, 2019*	December 31, 2018*
	(in €)
Depreciation expense of right-of-use assets	265,957	—
Interest expense on lease liabilities	12,765	—
Rental expense from leases	70,451	213,200
short-term leases (included in administrative expenses)	65,348	—
leases of low-value assets (included in administrative expenses)	5,103	—
Total amounts recognized in profit or loss	349,173	213,200

* in 2019 leases under IFRS 16, in 2018 operating leases under IAS 17

The Group had total cash outflows for leases of €378,035 in 2019 (€213,200 in 2018). The future cash outflows relating to leases that have not yet commenced are disclosed in ‘3.(a) Lease obligations.’

(f) Other non-financial assets

Other non-financial assets	December 31, 2019	December 31, 2018
	(in €)
Prepaid expense	1,920,153	1,032,676
Pre-payments	698,891	14,607
Other	1,334,056	541,419
Total	3,953,100	1,588,702

Prepaid expense mainly consists of accrued insurance expense, the non-current portion is € 452,217 in 2019 (nil in 2018). All other non-financial assets are current. Pre-payments mainly relate to prepayments under CRO or manufacturing contracts.

(g) Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and short-term deposits, held by the Group as at December 31, 2019 and December 31, 2018:

Financial assets and financial liabilities	December 31, 2019	December 31, 2018
	(in €)
Financial assets at amortized cost
Non-current financial assets	272,614	207,444
Current financial assets	82,353,867	101,184,240

Financial liabilities at amortized cost
Trade and other payables	12,413,662	6,657,312
Interest bearing loans and borrowings
Non-current lease liabilities	330,745	—
Current lease liabilities	513,834	—

The fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €82,661 thousand (level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded in the top investment category (AA- to AAA) by credit rating agencies such as S&P Global and therefore are considered low credit risk investments. Based on statistical historical probabilities of default, adjusted for forward-looking factors specific to the debtors and the economic environment, the Group believes that the expected credit losses for these debt instruments are immaterial. Furthermore, since the acquisition of these debt securities, their credit ratings have remained stable.

The maturities of all securities are between one and eleven months (2018: between six and eleven months), the beard nominal interests range between 1.5% and 2.1% (2018: between 1.0% and 4.9%).

(h) Equity

As of December 31, 2019, the issued capital of the Company is divided into 26,105,255 common shares. Refer to ‘Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2019, 2018 and 2017.’

(i) Cash and cash equivalents information

Cash and cash equivalents	December 31, 2019	December 31, 2018
	(in €)
Short-term deposits
Deposits held in U.S. dollars (3 months original maturity and less)	27,803,153	32,918,604
Total	27,803,153	32,918,604
Cash at banks
Cash held in euro	1,211,478	21,719,699
Cash held in U.S. dollars	4,116,649	747,937
Total	5,328,127	22,467,636
Total cash and cash equivalents	33,131,280	55,386,240

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

In preparing these financial statements, the critical judgments made by management in applying the Group’s accounting policies involve the determination of the grant date fair value of share-based payment awards (see Note ‘Other information — (e) Share-based payments’ as well as the measurement of R&D expenses that have to be accrued at period end for outstanding invoices (e.g. for pass-through costs charged by the Company’s Contract Research Organizations (‘CROs’)).

(b) Financial risk management

1.	Financial risk management objectives and policies

The Group’s risk management is predominantly controlled by central treasury activities under the Investment Policy approved by the Board of Directors. Those treasury activities identify, evaluate and hedge financial risks consistently with the Group’s operating needs. The board provides policies for overall risk management, covering specific areas, such as foreign exchange risk and credit risk. The Company does not intend to use derivative financial instruments because the Group’s future risk exposures cannot be reliably forecasted (volume of business activity, liquidity needs, foreign exchange exposure).

Hedge accounting is not applied as most of the business activity is intended to be executed in U.S. dollars and paid with the U.S. dollars funds raised in public offerings. The foreign exchange exposure from costs incurred in currencies other than euro is deemed immaterial and not worth hedging.

The Group’s principal financial assets comprise quoted debt securities with credit ratings range from AA- to AAA. Besides these financial assets, the Group has significant cash and cash equivalents. The Group’s principal financial liabilities comprise trade payables. The main purpose of these financial assets, cash/cash equivalents and liabilities are to finance the Group’s development activities.

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

Foreign exchange risk arises when commercial transactions or recognized assets or liabilities are denominated in a currency that is not an entity’s functional currency. The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which costs and purchases are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the U.S. dollars and euro. The currencies in which these transactions and financial assets are primarily denominated are U.S. dollars and euro. The Group is exposed to the exchange rate between the euro and the U.S. dollars. Due to the initial public offering in 2017 and public offering in 2018, the Group has a significant U.S. dollar amount on its statements of financial position. Currently the Group does not hedge U.S. dollars but intends to achieve a natural hedge by contracting suppliers in U.S. dollars in the future. In 2019 the Group recognized significant foreign exchange gains and losses as the natural hedge is not yet achieved and the functional currency for InflaRx GmbH is euro.

The Group is primarily exposed to changes in U.S. dollars/euro exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments at InflaRx GmbH.

In 2019, if the euro had weakened/strengthened by 10% against U.S. dollars with all other variables held constant, the Group`s loss would have been €3.4 million higher/€4.1 million lower, mainly as a result of foreign exchange on translation of U.S. dollars-denominated assets of InflaRx GmbH.

Cash, cash equivalents and financial assets that belong to InflaRx GmbH	December 31, 2019
(in €)
Current financial assets (securities and accrued interest)	32,947,491
Cash and cash equivalents	4,123,532
Total assets exposed to the risk	37,071,023
Conversion rate EUR/USD at reporting date 1/1.1234

Sensitivity analysis:	Conversion rate	Profit/(loss)	carrying amount
		(in €)
Euro weakens by 1% against U.S. dollars	1.1346	(367,040)	36,703,983
Euro strengths by 1% against U.S. dollars	1.1122	374,455	37,445,478
Euro weakens by 5% against U.S. dollars	1.1796	(1,765,287)	35,305,736
Euro strengths by 5% against U.S. dollars	1.0672	1,951,106	39,022,129
Euro weakens by 10% against U.S. dollars	1.2357	(3,370,093)	33,700,930
Euro strengths by 10% against U.S. dollars	1.0111	4,119,003	41,190,026

3.	Credit risk

The maximum exposure to counterparty credit risk is €115.8 million at December 31, 2019 (December 31, 2018: €156.8 million). This amount equals the carrying amount at year end of cash and cash equivalents (2019: €33.1 million; 2018: €55.4 million) plus financial assets (2019: €82.6 million; 2018: €101.4 million).

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

Liquidity	December 31, 2019	December 31, 2018
	(in €)
Short-term deposits	27,803,153	32,918,604
Cash at banks	5,328,127	22,467,636
Marketable Securities (current)	81,895,377	100,868,129
Other (non-current portion)	272,614	207,444
Other (current)	458,491	316,112
Total funds available	115,757,762	156,777,925

The Group continually monitors its risk of a shortage of funds using short and mid-term liquidity planning. This takes into account of the expected cash flows from all activities. The management team performs regular reviews of the budget.

In November 2017 and May 2018, InflaRx raised significant funding that it estimates will enable the Group to fund operating expenses and capital expenditure requirements for at least the 12 months from December 31, 2019.

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

Under the 2017 long-term incentive plan the board and key employees may participate in the Group’s share price development through long-term remuneration consisting of a share option plan set up in 2017, please refer to Note ‘Other information - (e) Share-based payments.’

No changes were made in the objectives, policies or processes for managing capital during the year.

3. Commitments

(a) Lease obligations

	December 31, 2019	December 31, 2018
	(in €)
Commitments for minimum lease payments in relation to non-cancellable leases
Within one year	371,105	282,711
After one year but not more than five years	532,845	292,300
More than five years	—	—
Total	903,951	575,011

Anticipated future lease expenses were converted with the exchange rate as of December 31, 2019, 1 Euro = 1.1234 USD.

Lease obligations consist of payments pursuant to non-cancellable lease agreements mainly relating to the Company`s leases of office space. The lease terms of the Company`s premises expires in the next three years: Jena, Germany December, 2022, Martinsried, Germany May, 2022 and Ann Arbor, United States April, 2021.

(b) Other Commitments

	December 31, 2019	December 31, 2018
	(in €)
Commitments for minimum payments in relation to non-cancellable operating contracts or services:
Within one year	10,602,651	19,623,790
After one year but not more than five years	13,844,857	9,683,700
More than five years	—	—
Total	24,447,508	29,307,490

Anticipated future expenses were converted with the exchange rate as of December 31, 2019, 1 Euro = 1.1234 USD.

The Group enters into contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services.

During 2019, the Group did not enter into contracts to purchase property, plant and equipment or patents and trademarks (respectively nil in 2018).

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

(b) Material subsidiaries

The Group’s principal subsidiaries at December 31, 2019 are set out below. Unless otherwise stated, they have share capital consisting solely of common shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Name	Place of business/ country of incorporation	Functional currency	Ownership interest held by the Group 2019 2018		Principal activities
InflaRx GmbH	Germany	EUR	100%	100%	Principal operating subsidiary, biopharmaceutical company
InflaRx Pharmaceutical Inc.	U.S.	USD	100%	100%	Subsidiary for basic research

InflaRx GmbH is a clinical-stage biopharmaceutical company founded in 2008. In 2017, InflaRx N.V. became the sole shareholder of InflaRx GmbH through the contribution of the subsidiary’s shares to InflaRx N.V. by its existing shareholders in exchange of new shares issued by InflaRx N.V.

InflaRx Pharmaceutical Inc., a Delaware corporation, was founded on January 5, 2018 by InflaRx N.V.

(c) Segment reporting

The Group has one Segment. The Group is a clinical-stage biopharmaceutical Group focused on applying its proprietary anti-C5a technology. These activities are conducted as own project development. The Executive Board of Directors is the chief operating decision maker. Management of resources and reporting to the decision maker is based on the Group as a whole.

All operational activities are conducted in Germany and the United States. No revenues were generated in 2019, 2018 and 2017. The geographic location of the Group’s non-current assets are as follows:

•	31 December 2019: €2,217 thousand in Germany and €374 thousand in the United States,

•	31 December 2018: €704 thousand in Germany and €351 thousand in the United States.

(d) Related party transactions

The Group’s executive management comprises the following persons:

•	Professor Niels C. Riedemann, Chief Executive Officer (CEO)
•	Professor Renfeng Guo, Chief Scientific Officer (CSO)
•	Arnd Christ, Chief Financial Officer (CFO)
•	Jason Marks, Chief Legal Officer, General Counsel (CLO), since January 1, 2019

The Group’s board of directors comprises the following persons:

Executive Directors

•	Professor Niels C. Riedemann, CEO
•	Professor Renfeng Guo, CSO

Non-executive Directors

•	Nicolas Fulpius, Chairman, Chairman of the Audit Committee
•	Jens Holstein, Member of the Audit Committee
•	Richard Brudnick, Member of the Audit Committee since May 2019
•	Katrin Uschmann
•	Lina Ma
•	Mark Kübler

The compensation of the Group’s executive management comprises the following for the twelve months ending December 31:

Board Compensation	2019	2018	2017
		(in €)
Executive Management
Short-term employee benefits	2,793,529	2,524,202	1,986,973
Share-based payments	5,218,324	9,801,454	3,187,438
Total	8,011,853	12,325,656	5,174,411
Non-executive Board of Directors
Short-term employee benefits	269,031	238,180	80,735
Share-based payments	710,611	1,085,917	42,860
Total	979,642	1,324,098	123,596
Total Compensation	8,991,495	13,649,754	5,298,007

Remuneration of InflaRx’s executive management comprises fixed and variable components and share-based payment awards. In addition, executive management receive supplementary benefits and allowances.

We entered into indemnification agreements with our directors and senior management. The indemnification agreements and our Articles of Association require us to indemnify our directors to the fullest extent permitted by law. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Insurance and indemnification” in the Annual Report on Form 20-F for a description of these indemnification agreements.

(e) Share-based payments

1.	Equity-settled share-based payment arrangements

In the course of its historical financing rounds InflaRx GmbH established equity-settled share-based payment programs. Under these programs, the Company granted to its managing directors and senior executives options to acquire common shares. In total options covering 6,088 shares were granted to senior management and key employees. In addition, 267 options were granted to members of the Supervisory Board of InflaRx GmbH. All options have vested. Those InflaRx GmbH options were converted into options covering 511,392 common shares of InflaRx N.V. at the initial public offering in November 2017, plus the 22,428 options of the Supervisory Board of InflaRx GmbH. In 2019 140,876 shares were issued following the exercise of share options, resulting in proceeds to the Company of €1.7 thousand (2018: €9.8 thousand). The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	2019 number	2019 WAEP	2018 number	2018 WAEP
Outstanding at January 1	289,309	€0.01	533,820	€0.01
Exercised during the year (1)	140,876	€0.01	244,511	€0.01
Outstanding at December 31	148,433	€0.01	289,309	€0.01
Exercisable at December 31	148,433	€0.01	289,309	€0.01

(1)  The weighted average share price at the date of exercise of these options was $3.02/€2.70* (2018: $33,82/ €28,62*).
* average conversion rates used for one $: 2019 $0.8932, 2018 $0.8464

The weighted average remaining contractual life for the share options outstanding as at 31 December 2019 was 3.43 years (2018: 4,16 years). The exercise price for all options outstanding at the end of the year was €0.01 per share or less (2018: €0.01 or less).

Under the terms and conditions of the share option plan 2016 InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management, and key employees. Prior to the initial public offering, the outstanding awards under the 2016 plan covered an aggregate of 1,239,252 common shares and the exercise price for each outstanding award was €7.81 per share (in each case after giving effect to the corporate reorganization in November 2017). Any additional awards available under the 2016 plan lapsed upon the closing of the Series D financing in October 2017. In 2016, InflaRx also established a share-based payment plan for its non-executive board members and granted options covering 484 shares. Grants under this plan were not subject to service or performance conditions. In 2018 57,768 shares were issued following the exercise of share options, resulting in proceeds to the Company of €442.2 thousand. The following table illustrates the number and weighted average exercise prices of, and movements in, share options during the year:

	2019 number	2019 WAEP		2018 number	2018 WAEP
Outstanding at January 1	1,181,484	€7,81		1,239,252	€7,81
Exercised during the year (1)	—	—		57,768	€7,81
Outstanding at December 31	1,181,484	$3,35/€2.98	*	1,181,484	€7,81
Exercisable at December 31	1,181,484	$3,35/€2.98	*	1,181,484	€7,81

(1) The weighted average share price at the date of exercise in 2018 for these options was $32,82/€27.78*.
* conversion rates used for one €: December 31, 2019 $0.8902, average rate 2018 $0.8464

The weighted average remaining contractual life for the share options outstanding as at 31 December 2019 was 11,95 years (2018: 12,95 years). The exercise price for all options outstanding at the end of the year was $3,35/€2.98 (2018: €7,81).

In conjunction with the closing of its initial public offering, InflaRx N.V. established a new plan (‘2017 long-term incentive plan‘).The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 long term incentive plan equals 2,341,097 common shares. On January 1, 2021 and on January 1 of each calendar year thereafter, an additional number of shares equal to 3% of the total outstanding common shares on December 31 of the immediately preceding year (or any lower number of shares as determined by the board of directors) will become available for issuance under equity incentive awards granted pursuant to the ‘2017 long-term incentive plan.‘ The following table illustrates the number and weighted average exercise prices of, and movements in, share options during the year:

	2019 number	2019 WAEP		2018 number	2018 WAEP
Outstanding at January 1	2,051,009	$3.61/€3.16	*	1,869,192	$3.35/€2.79	*
Granted during the year	242,450	$3.25/€2.91	*	208,073	$5.96/€5.05	*
Forfeited during the year	112,354	$6.17/€5.51	*	26,256	$3.35/€2.84	*
Outstanding at December 31	2,181,105	$3.44/€3.06	*	2,051,009	$3.61/€3.16	*
Exercisable at December 31	1,319,548	$3.52/€3.13	*	626,933	$3.35/€2.93	*

* conversion rates used for one €: December 31, 2019 $0.8902, average rate 2019 $0.8932, January 1, 2019/December 31, 2018 $0.8734, average rate 2018 $0.8464

The weighted average remaining contractual life for the share options outstanding as at 31 December 2019 was 6.21 years (2018: 6.74 years).

The weighted average fair value of options granted during the year was € 7.29 (2018: €15.63). The range of exercise prices for options outstanding at the end of the year was $2.28/€2.03 to $22.75/€20.25 (2018: $3.35/€2.93 to $22.75/€19.87).

On July 3, 2019, the board approved an amendment of the 2016 Share Option Plan and the 2017 Long-Term Incentive Plan. Following the amendment, the exercise price of all vested and unvested options, other than those held by persons who were not employees or directors at the time of the amendment, was reduced to $3.35 per share.

The repricing decision on July 3, 2019 affected the 2016 Plan and the 2017 Long-Term Incentive Plan. 1,181,484 share options from the 2016 plan and 2,105,459 share options from the 2017 long-term incentive plan were affected. The valuation of past grants with the new exercise price of $3.35 resulted in incremental fair values of the outstanding options, i.e. additional compensation expense had to be recognized. We refer to the table below regarding the measurement of fair values of share options granted.

There were no cancellations or further modifications to the awards in 2019 or 2018.

2.	Measurement of fair values of share options granted

The fair value of options granted in 2019 under the 2017 long-term incentive plan was determined using the Black-Scholes valuation model. As the Company’s common shares are listed on the Nasdaq Global Select Market, the closing price of the common shares at grant date was used.

The modification, resulting from the repricing as described above, increased the fair value of the equity instruments granted under the 2017 Long-Term Incentive Plan and the 2016 Plan. In accordance with IFRS 2.B43, the incremental fair value is recognized over the remaining vesting period, whereas the balance of the grant-date fair value is recognized immediately for fully vested options, or over the remaining original vesting period. The incremental fair value is the difference between the fair value of the modified share-based payment and that of the original share-based payment, both measured at the date of the modification - i.e. July 3, 2019.

Other significant inputs into the model are as follows (weighted average):

Share options granted	Number	Per option	FX rate as of grant date	Per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2018
February 7*	28,002	$13.79	0.82	€11.24	$22.75	0.73	4.9	2.60%
May 30	20,000	$22.37	0.86	€19.23	$37.85	0.73	4.6	2.70%
July 20	54,000	$19.80	0.86	€16.96	$32.40	0.73	4.9	2.80%
Sept. 21*	18,450	$20.17	0.85	€17.15	$33.06	0.73	4.9	3.00%
Nov. 20*	12,621	$13.39	0.88	€11.75	$26.02	0.65	4.0	2.93%
November 20/ Jan. 1, 2019*	75,000	$14.45	0.88	€12.69	$26.02	0.65	4.8	3,00%
	208,073
2019
January 1	—	$14.45	0.88	€12.69	$26.02	0.65	4.8	3,00%
February 4	18,450	$18.17	0.87	€15.87	$32.63	0.65	4.9	2,60%
May, 14	36,000	$22.54	0.89	€20.08	$41.39	0.65	4.7	2.30%
Repricing, July 3	—	$0.46-$1.08	0.89	€0.40-€0.96	$3.35	1.35	2.3-4.6	2.30%
October 24	50,000	$1.96	0.90	€1.76	$2.28	1.35	4.7	1,65%
December 16	38,000	$3.07	0.90	€2.75	$3.57	1.35	4.7	1,79%
December 16*	100,000	$3.07	0.90	€2.75	$3.57	1.35	4.7	1,79%
	242,450

Expected dividends are nil for all share options listed above.
* Options granted to the executive management or board of directors

On November 20, 2018 75,000 stock options were awarded subject to a specified condition, which was satisfied on January 1, 2019, therefore, the expense for these share options occurred in 2019.

Expected volatility has been based on the historical volatility of InflaRx’ share price. Considering a significant price drop on June 5, 2019, we calculated averages including and excluding said trading day which results in an average volatility of 124%. For grants after June 2019 we have selected a volatility of 135% that accounts for expectations of the management.

The range of outcomes for the expected life of the instruments has been based on expectations on option holder behavior in the scenarios considered.

The dividend yield has no impact due to the anti-dilution clause as defined in the 2017 Long-Term Incentive Plan.

Expenses are determined based on the number of share options granted within a tranche and the vesting period of a tranche. This implies two effects:
•	the more options are granted within a tranche, the higher the expense of a tranche is, and
•	the shorter the vesting period of a tranche is, the higher the expense of a tranche is.

For example, 33.33% of all share options granted are allocated to the first tranche which vests over 1 year after the grant date, whereas 8.33% of all share options granted are allocated to the ninth tranche which vests over three years.

The following table shows the recognized compensation expenses per share option plan and the repricing of share options, consummated on July 3, 2019 for the twelve-month period ended December 31, 2019, 2018 and 2017. Anticipated expenses for the twelve-month period ending December 31, 2022, 2021 and 2020 were converted with the exchange rate as of December 31, 2019, 1 Euro = 1.1234 USD:

	2022	2021	2020	2019	2018	2017
			(in million €)
2016 Plan	—	—	—	—	—	4.0
2017 Long-Term Incentive plan	0.0	0.3	2.1	5.2	12.1	0.6
Repricing consummated on July 3, 2019
2016 Plan	—	—	—	0.5	—	—
2017 Long-Term Incentive plan	0.0	0.0	0.3	1.1	—	—
Total compensation expense	0.0	0.3	2.4	6.8	12.1	4.6

None of the equity-settled share-based payments awards were dilutive in determining earnings per share due to the Group’s loss position.

(f) Loss per share

Loss per common share is calculated by dividing the loss of the period by the weighted average number of common shares outstanding during the period. The weighted number of common shares outstanding for the financial year 2019 is 26,004,519, for 2018 is 25,095,027 and for 2017 is 9,410,524.

(g) Protective foundation

According to the articles of association of the Company, up to 55,000,000 common shares and up to 55,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company`s general meeting of shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request us to provide, or cause the Company`s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company`s common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to re-quire us to cancel its preferred shares once the perceived threat to the Company and its stake-holders has been removed or sufficiently mitigated or neutralized. We are of the opinion that the call option does not represent a significant fair value based on a level 3 valuation, since the preference shares are restricted in use and can be cancelled by us as stated above.

As of December 31, 2019, the Company expensed €70,000 of ongoing costs to reimburse expenses incurred by the protective foundation.

(h) Summary of significant accounting policies

This section describes significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of InflaRx N.V. and its subsidiaries.

1.	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2019. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Most of the new standards and amendments listed below did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods, except for IFRS 16 Leases:

•	IFRS 16 Leases
•	IFRIC 23 Uncertainty over Tax Treatments.
•	Prepayment Features with Negative Compensation (Amendments to IFRS 9).
•	Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28).
•	Plan Amendment, Curtailment or Settlement (Amendments to IAS 19).
•	Annual Improvements to IFRS Standards 2015–2017 Cycle – various standards.

The Group applies IFRS 16 Leases for the first time in its financial statements. The Group has lease contracts for various items of property, vehicles and other equipment. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Before the adoption of IFRS 16, the Group did not identify any finance leases. For an operating lease, the leased property was not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under prepayments and trade and other payables, respectively.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Group.

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. The Group also applied the available practical expedients wherein it:
•	Applied the short-term leases exemptions to leases with a lease term that ends within 12 months at the date of initial application
•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

2019
Operating lease commitments disclosed as of December 31, 2018	575,000
Short-term leases recognized on a straight-line basis as expense	(17,765)
Low-value leases recognized on a straight-line basis as expense	(5,993)
Adjustments as a result of a different treatment of extension and termination options	201,127
Total	752,369
Discount using the lessee’s incremental borrowing rate of at the date of initial application	(21,697)
Lease liability recognized as of January 1, 2019	730,672
thereof current lease liability	215,312
thereof non-current lease liabilities	515,360

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 1.8%.

Most of the other amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

2.	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2019 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

•	Amendments to References to Conceptual Framework in IFRS Standards, effective on January 1, 2020
•	Definition of a Business (Amendments to IFRS 3), effective on January 1, 2020
•	Definition of Material (Amendments to IAS 1 and IAS 8), effective on January 1, 2020
•	IFRS 17 Insurance Contracts, effective on January 1, 2021

These new standards and interpretations are not expected to have a material impact on the Group’s consolidated financial statements.

3.	Current and non-current distinction

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

4.	Foreign currency transactions

Transactions in a foreign currency are initially translated into the respective functional currency using the spot rate prevailing on the dates of the transaction. Monetary items which are not denominated in the functional currency are subsequently translated using the rate applicable at the end of the period. The resulting currency gains and losses are recognized directly in profit or loss.

On consolidation, the assets and liabilities of operations in foreign currency are translated into euros at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated with monthly average exchange rates during the reporting period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss. OCI is disclosed as ‘other components of equity’ in Consolidated Statements of Financial Position.

5.	Notes to the cash flow statement

The cash flow statement has been prepared using the indirect method for cash flows from operating activities. The cash disclosed in the cash flow statement is comprised of cash and cash equivalents. Cash comprises cash on hand and demand deposits. Cash equivalents are short-term bank deposits and money market investment funds and are not subject to a significant risk of changes in value with an original maturity of three month or less. Interest paid and received is included in the cash from operating activities.

6.	Research and development

Research and development expenses comprise third party services, wages and salaries, cost of materials, intellectual property related expenses, depreciation and amortization of relevant equipment and intangibles as well as overhead. Research and development expenses mainly consist of costs for clinical trials and manufacturing of our clinical drug product, additionally costs are incurred by pre-clinical activities as well as basic research activities.

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

8.	Government grants

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

9.	Lease arrangements

Set forth below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. Some of the Group’s lease arrangements provide it the option to extend or renew the lease term. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. In doing so, management considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise the option to renew.

10.	Interest income

Interest income is derived from interest-bearing financial assets, including cash equivalents. Interest income from financial assets at fair value through profit and loss is included in the net fair value gains/(losses) on these assets. Interest income on cash and cash equivalents, financial assets at amortized cost calculated using the effective interest rate method is recognized in the statement of profit or loss as part of finance income.

11.	Intangible assets

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

12.	Laboratory and office equipment

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

13.	Financial assets and liabilities (financial instruments)

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group’s financial liabilities comprise trade and other payables. The Group initially recognizes non- derivative financial liabilities on the date that they are originated and measures them at amortized cost using the effective interest rate method. The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

14.	Income taxes

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

Due to its stage of development, the Company does not report net deferred tax assets on its consolidated statement of financial position.

15.	Fair Value Measurement

Several the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

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

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. Further information about the assumptions made in measuring fair values of share-based payments is included in “1. Equity-settled share-based payment arrangements”.

The carrying amount of all financial instruments approximates their fair value.

(i) Significant events after the reporting date

COVID-19 could adversely impact our business, including our supply chain, clinical trials and commercialization of our product candidates

See ‘Item 3. Key Information — D. Risk factors — Risks related to global environment’ in the Annual Report on Form 20-F for a description of this risk.

Collaboration agreement with MSD

On March 20, 2020 InflaRx GmbH entered into a clinical trial collaboration and supply agreement with MSD International GmbH, Luzern, Suisse. Following the agreement MSD will deliver a specified compound for a clinical study administered by InflaRx GmbH. The study shall investigate the effect of the MSD`s compound together with IFX-1. Any results or intellectual property directly derived from this clinical study will be equally shared between both parties. The collaboration is limited to this study and will end after the study.

Clinical Study AAV

As of October 2018, 19 patients have been recruited in the randomized, triple blind, placebo-controlled US Phase II IXPLORE study with IFX-1 in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of two dose regimens of IFX-1 in patients with moderate to severe AAV, when dosed on top of standard of care, which includes treatment with high dose glucocorticoids. The trial originally planned to enroll approximately 36 patients at centers in the US. Based on a blinded interim analysis and assessment of the potential impact of the COVID-19 pandemic, the Company has decided to stop the study and read out the existing results earlier than initially planned as part of a strategy to align and streamline the US and EU AAV development program.

In May 2019, the Company initiated a randomized, double-blind, placebo-controlled European Phase II IXCHANGE study with IFX-1 in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of IFX-1 in patients with moderate to severe AAV. The primary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16. The study was originally planned to enroll approximately 80 patients at about 60 sites in up to 12 European countries and Russia. The study is being conducted in two parts. In Part 1, patients are being randomized to receive either IFX-1 plus a reduced dose of glucocorticoids, or placebo plus a standard dose of glucocorticoids. Patients in both arms receive the standard of care dosing of immunosuppressive therapy (rituximab or cyclophosphamide). In Part 2 of the study, patients will be randomized to receive either IFX-1 plus placebo glucocorticoids or placebo plus a standard dose of glucocorticoids (both on top of standard of care immunosuppressive therapy with rituximab or cyclophosphamide). The first part of the study has been fully enrolled. After analyzing the impact of COVID-19 on the study, a blinded interim analysis of Part 1 has been completed. Based on the analysis, the Company intends to continue with Part 2 of the study but decrease the number of enrolled patients.