Form 20-F
period 2020-12-31
InflaRx N.V.
filed 2021-03-25
CIK 1708688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

Dr. Thomas Taapken,
Chief Financial Officer
Tel: (+49) 89 4141 897 800
Fraunhoferstr. 22, 82152 Planegg-Martinsried, Germany

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Sophia Hudson
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Phone: (212) 446-4750

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

The number of outstanding common shares as of December 31, 2020 was 28,228,415.

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

Indicate by check mark whether the registrant has filed a report on and attention to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Presentation of Financial Statements

We report in Euros under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

In this Annual Report, unless otherwise indicated, translations from U.S. dollars to Euros (and vice versa) relating to payments made on or before December 31, 2020 were made at the rate in effect at the time of the relevant payment.

The terms “$” or “dollar” refer to U.S. dollars, and the terms “€” or “Euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

Industry and Other Data

We obtained the industry, statistical and market data in this Annual Report from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. All of the market data used in this Annual Report involves a number of assumptions and limitations. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled ‘ITEM 3. KEY INFORMATION — C. Risk factors.’ These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this Annual Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•
the timing, progress and results of clinical trials of vilobelimab (previously denominated as “IFX-1”) and any other product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

•
the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of vilobelimab for any indication;

•	our ability to leverage our proprietary anti-C5a technology to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection;

•
whether the Food and Drug Administration (FDA), European Medicines Agency (EMA) or comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

•
the success of our future clinical trials for vilobelimab and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•	our expectations regarding the size of the patient populations for, market opportunity for and clinical utility of vilobelimab or any other product candidates, if approved for commercial use;

•
our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and potentially for commercial supply of vilobelimab;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the scope of any approved indication for vilobelimab;

•	our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;

•	our ability to commercialize vilobelimab or our other product candidates;

•	if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval and commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

•	our competitive position and the development of and projections relating to our competitors in the development of C5a inhibitors or our industry; and

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act or a foreign private issuer.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the ‘ITEM 3. KEY INFORMATION: — C. Risk factors.’ section of this Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this Annual Report.

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

This court will have discretion to attach such weight to the judgment rendered by the relevant U.S. court as it deems appropriate. Under current practice, the courts of the Netherlands may be expected to render a judgement in accordance with the judgment of the relevant foreign court, provided that such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch companies or Dutch company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation with the principles of proper procedure (behoorlijke rechtspleging), (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is recognizable in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code. If no leave to enforce is granted, claimants must litigate the claim again before a Dutch competent court.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Capitalization and indebtedness

Not applicable.

B.	Reasons for the offer and use of proceeds

Not applicable.

C.	Risk factors

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

Risk Factor Summary

The following is a summary of the principal risks that could adversely affect our business, operations and financial results. This summary does not address all of the risks that we face. For a more complete discussion of the material risks facing our business, see further below.

 Risks related to our financial position

•	Risk of never being able to achieve or maintain profitability and risk of losing the entire investment.
•
Risks related to obtaining additional funding and risk of delay, reduction or elimination of product discovery and development programs or commercialization efforts due to inability to obtain additional funding.

•	Risks of dilution to shareholders through raising capital, risk of restriction and/or relinquishment to rights to technologies and product candidates.
•	Risk future viability due to limited operation history and no history of commercialization.

Risks related to the discovery, development and commercialization of our product candidates

•	Risk related to exchange rate fluctuations or abandonment of the euro currency
•	Risks related to the discovery, development and commercialization of our product candidates;
•	Risk related to inability to successfully develop product candidates due to inaptness of the mechanism of action related to the chosen molecular pathway.
•	Risk of failure of successful vilobelimab development, including failure in completing development by inability to demonstrate safety and efficacy in clinical trial.
•
Risk of failure in product development due to unexpected side effects or other properties negatively affecting ability to commercialize, including unexpected and undesired immune responses caused by our products.

•
Risk of uncertainty in obtaining marketing authorization for our product candidates, in the US and/or in other countries, including risk of not obtaining orphan drug designation for some of our product candidates.

•	Risk of falsely assuming efficacy of our products due to conduct of retrospective analyses.
•	Risk of delays or inability to recruit patients in clinical trials.
•
Risk of inability to generate sufficient revenues due to low market acceptance of our products in case of regulatory approval, in the U.S. and other countries, including due to insufficient or unfavorable third-party payor coverage of our products.

•	Risk of unsuccessful commercialization due to limited drug marketing experience, including due to misallocation of marketing resources.
•	Risk of high cost and uncertainties in the development of current and future product candidates.
•
Risk of harming the business by not being able to comply with governmental regulations, including risk of incurring penalties by non-compliance with anti-fraud, false claim or physician transparency regulations.

•	Risk of obtaining sufficiently high reimbursement for our products due to existing and future legislation limiting the amounts obtainable.
•
Risk of market withdrawal of our products in the United States or abroad based on failure to comply with post-market requirements imposed by regulators or failure to comply with other regulatory requirements.

Risks related to our dependence on Risks related to our dependence on third parties

•	Risk of delays or inability to develop product candidates due to inadequate performance of clinical trials by third parties.
•	Risk of not being able to establish and/or dependence from commercial third-party relationships to execute our business.

Risks related to our intellectual property

•	Risk of reputational or financial damage through misconduct of third-party collaborators
•	Risk of unsuccessful evaluation of future acquisitions of assets
•	Risks related to our intellectual property;
•
Risk of financial impact due to high cost and risk of failure in obtaining and/or maintaining patent coverage on our products, product candidates, technologies and methods of use, in the U.S. and in other foreign countries due to uncertainties associated with the patent application process.

•	Risk of losing patent coverage of our products, product candidates, technologies and methods of use due to third-party challenges, narrowing, circumvention or invalidation of our patents.
•	Risk of uncertainty of maintaining patent protection of our products, candidates, technologies and methods of use due to uncertainty of being first-to-file.
•
Risk of failure in obtaining and/or maintaining patent coverage for our products, candidates, technologies and methods of use due to inability to comply with complex and frequently changing laws, rules and regulations with respect to patent laws in the U.S. and other countries.

•	Risk of insufficient patent life and thus lack of market exclusivity for not obtaining patent term extension under the Hatch-Waxman Act or comparable foreign legislation.
•	Risk of losing patent protection and therefore market exclusivity.
•	Risk of not being able to enforce patent protection in the U.S. and foreign countries.
•	Risk of third parties claiming ownership and litigating the validity of our patents related to our technologies, products, product candidates and methods.
•	Risk of financial loss or inability to develop our products due to being sued for infringement of third-party patents.
•	Risk of becoming party to intellectual property litigation.
•	Risk of losing third-party license rights by failure to comply with contractual obligations.

Risks related to employee matters and managing growth

•	Risk of adverse effect to our business by inability to adequately protect our trade names
•	Risks related to employee matters and managing growth;
•	Risk of disruption to our business through fluctuation of key employees, officers and directors and inability to identify adequate replacements, including risk to manage growth in number of personnel.
•	Risk of liability to our business by improper activities of our employees and third-party contractors.
•	Risk of litigation and other liability for breaching data protection and privacy laws.
•	Risk of damage and disruption to our business through cyber-attacks and failure of telecommunication and information technology equipment.

Risks related to our common shares and our status as a public company

•	Risks related to our common shares and our status as a public company;
•	Risk of securities litigation as result of losses suffered by investors as consequence of the volatility of our share price.
•	Risk of not yielding an appropriate return on investment due to misallocation of funds as result of broad management discretion.
•	Risk associated with being a foreign private issuer and not being subject to U.S. proxy rules, following home country governance practices rather than NASDAQ listing requirements.
•	We do not anticipate paying any cash dividends on our share capital in the foreseeable future. Accordingly, shareholders must rely on capital appreciation, if any, for any return on their investment.
•	Risk of increase of aggregate tax liabilities by not being able to utilize operating loss carry-forwards or of being taxed in a jurisdiction other than Germany.

•	Risk of adverse federal income tax consequences in 2020 and in the future by being classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes.
•	Risk of needing to withhold tax on dividends payable to holders of our shares in both Germany and the Netherlands, including dividends payable to parties in low-taxed jurisdictions.
•
We are a Dutch public company with limited liability. The rights of our shareholders are different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.

•
Provisions of our Articles of Association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove the members of our board of directors.

•	Risk of unenforceability of U.S. civil liability claims against us.

Risk related to environmental factors

•	Risk of adverse impact of the COVID-19 pandemic impacting our business, including our supply chain, clinical trials and future commercialization of our product candidates

Risks related to our financial position and need for additional capital.

We have a history of significant operating losses and expect to incur significant and increasing losses for the foreseeable future; we may never achieve or maintain profitability and investors may lose their entire investment.

We incurred net losses of €34.0 million, €53.3 million and €29.8 million for the years ended December 31, 2020, 2019 and 2018, respectively. In addition, our accumulated deficit as of December 31, 2020 was €168.3 million.

We expect our net losses to increase as we advance vilobelimab into additional, as well as larger and later-stage clinical trials. To date, we have not commercialized any products or generated any revenues from the sale of products, and absent the realization of sufficient revenues from product sales, we may never attain profitability. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We anticipate that our expenses might increase if and as we:

•
continue to develop and conduct clinical trials with respect to our lead product candidate, vilobelimab, including in connection with the evaluation of any additional clinical development in HS, in connection with the Phase III part of the Phase II/III clinical study in severe COVID-19 in connection with the ongoing Phase II clinical trials in anti-neutrophil cytoplasm antibody associated vasculitis (AAV) and Pyoderma Gangraenosum (PG) as well as planned Phase II studies with vilobelimab in cSCC;

•	initiate and continue research, preclinical and clinical development efforts for any future product candidates, including IFX-2;
•	actively seek to identify additional research programs and additional product candidates;
•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;
•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;
•	require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization;
•	collaborate with strategic partners to optimize the manufacturing process for vilobelimab and IFX-2;
•	maintain, expand and protect our intellectual property portfolio;
•	hire and retain additional personnel, such as clinical, quality control and scientific personnel; and
•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are, or any future collaborator is, able to obtain marketing approval for, and successfully commercialize, one or more of our product candidates. Successful commercialization will require achievement of key milestones, including completing clinical trials of vilobelimab and any other product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenues that are large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

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

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. For example, for the years ended December 31, 2020 and December 31, 2019, we used €36.5 million and €43.2 million, respectively, in net cash for our operating activities, most of which were related to research and development activities. We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for and seek marketing approval for, our current product candidates or any future product candidates, including those that we may acquire. In particular, we will incur significant expenses as we conduct our planned clinical trial program and initiate new research and preclinical development efforts. In addition, if we obtain marketing approval for any of our product candidates, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. Furthermore, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We plan to use our cash on hand primarily to fund our planned clinical trial programs, to initiate new research and preclinical development efforts and for working capital and other general corporate purposes. We will be required to expend significant funds in order to advance the development of vilobelimab in later stages of clinical development, as well as other product candidates we may seek to develop, including IFX-2. We are also evaluating vilobelimab for a number of additional indications. Any future development activities for our pipeline product candidates will depend heavily on the clinical and marketing success of vilobelimab in any indication.

Our existing cash and cash equivalents will not be sufficient to fund all of the efforts that we plan to undertake or to fund the completion of development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, royalty-based financings, collaborations and licensing arrangements or other sources. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts and on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of vilobelimab or any of our other product candidates or potentially discontinue operations altogether. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategy.

We believe that our existing cash, cash equivalents and marketable securities will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 18 months. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

•	the scope, progress, timing, costs and results of clinical trials of, and research and preclinical development efforts for, our current and future product candidates, particularly for vilobelimab;
•	the number of future product candidates and indications that we pursue and their development requirements;
•	the outcome, timing and costs of seeking regulatory approvals;
•
the costs of preparation for commercialization and commercialization activities for any of our product candidates that receive marketing approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and commercial-scale manufacturing capabilities;

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

We commenced operations in 2008. Our operations to date have been limited to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, vilobelimab. We have not yet demonstrated an ability to successfully complete late-stage clinical trials, obtain marketing approvals, manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

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

Exchange rate fluctuations may materially affect our results of operations and financial condition.

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

Risks related to the discovery, development and commercialization of our product candidates.

We are at a very early stage in our development efforts, our approach of targeting C5a inhibition is novel and we may not be able to successfully develop and commercialize any product candidates.

Vilobelimab is a novel therapeutic antibody and its potential therapeutic benefit is unproven, and C5a inhibition to treat complement-mediated autoimmune and inflammatory diseases has not been validated. In the completed Phase IIb trial in HS in 2019, vilobelimab did not meet the primary endpoint as it did not demonstrate a statistically significant dose-dependent effect on Hidradenitis Suppurativa Clinical Response (HiSCR) rate at week 16. There is no approved therapy inhibiting C5a activation and, as a result, the regulatory pathway for vilobelimab may present novel issues that could cause delays in development or approval. For example, the results of the Phase IIb trial of vilobelimab call into question the validity of the HiSCR and how to measure the therapeutic benefit of vilobelimab in HS. If we cannot obtain alignment with regulatory authorities on the appropriate way for the further development of vilobelimab in HS, we may be unable to successfully develop, obtain regulatory approval for and commercialize vilobelimab for HS. We have not yet succeeded and may never succeed in demonstrating efficacy and safety for vilobelimab in pivotal clinical trials or in obtaining marketing approval thereafter for HS or any other indication. If we are unsuccessful in our development efforts, we may not be able to advance the development of our product candidates, commercialize products, raise capital, expand our business or continue our operations.

We are heavily dependent on the success of vilobelimab, our lead product candidate, and if vilobelimab does not receive regulatory approval or is not successfully commercialized, our business will be harmed.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to vilobelimab, which is currently our only product candidate in active clinical development. Accordingly, our business currently depends heavily on the successful development, regulatory approval and commercialization of vilobelimab. We cannot be certain that vilobelimab will receive regulatory approval or be successfully commercialized even if we receive regulatory approval for any indication, due in part because vilobelimab remains in early stages of clinical development and a Phase IIb trial of vilobelimab in HS failed to reach its primary endpoint. Thus, it may be years before we are in a position to seek regulatory approval for vilobelimab in any indication. Moreover, we may not be successful in our efforts to expand the approval, if any, of vilobelimab for other indications. If we were required to discontinue development of vilobelimab for any indication or if vilobelimab does not receive regulatory approval or fails to achieve significant market acceptance, we would be delayed by many years in our ability to achieve profitability, if ever. In addition, our ability to develop additional product candidates in our pipeline could be significantly hindered.

Clinical failure may occur at any stage of clinical development, and the results of our clinical trials may not support our proposed indications for our product candidates.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and preclinical testing. Moreover, success in clinical trials in a particular indication does not ensure that a product candidate will be successful in other indications, even for the same underlying disease. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after promising results in earlier preclinical studies or clinical trials or successful later-stage trials in other related indications, including in the context of controlling complement activation through C5 and C5a or C5aR inhibition. For example, while others in our industry have attempted to develop C5a-specific antibodies, there is currently no approved therapy inhibiting C5a. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events as well as lack of efficacy and patient benefit as reported by clinical trial investigators. In particular, development of antibodies that target C5a rather than C5 to control complement activation is comparatively novel, and there is currently no approved therapy specifically targeting C5a. As a result, inhibition of C5a rather than C5, which blocks signaling to the two receptors C5aR and C5L2, may have unforeseen consequences or negative results that may lead to clinical failure or withdrawal in later stages of our product candidate development. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and initial clinical trials for a variety of reasons, including differences in patient populations, changes in trial protocols and complexities of larger, multi-center trials among others. For example, our Phase IIb trial for vilobelimab in HS did not meet its primary endpoint. A failure of a clinical trial to meet its predetermined endpoints may cause us to abandon a product candidate or an indication and may delay development of any other product candidates. Any delay in, or termination of, our clinical trials will delay the submission of the Biologics License Application, or BLA, to the FDA, the marketing authorization application to the EMA or other similar applications with other relevant foreign regulatory authorities and, ultimately, our ability to commercialize any of our product candidates and generate revenue.

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

The clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of product development. It is possible that even if one or more of our product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. For instance, in the Phase IIb Shine trial completed in 2019, we failed to meet the primary endpoint utilizing the HiSCR clinical endpoint, due in part, to a placebo efficacy rate of approximately 47%. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of or intolerability caused by our product candidate, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case. In addition, our product candidates are all in early stages of development or clinical testing. As a result, it may be years before any of our product candidates receives regulatory approval, if at all, and additional clinical trials may fail to demonstrate safety, efficacy or tolerability for our targeted indications.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or any future collaborators and impair our ability to generate revenue from product sales, regulatory and commercialization milestones and royalties. Moreover, if we or any future collaborators are required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, if we or they are unable to successfully complete clinical trials of our product candidates or other testing or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with our product candidates, we or any future collaborators may:

•	incur additional unplanned costs, including costs relating to additional required clinical trials or preclinical testing;
•	be delayed in obtaining marketing approval for vilobelimab or any of our other product candidates;
•	not obtain marketing approval at all;
•	obtain approval for indications or patient populations that are not as broad as intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;
•	be subject to additional post-marketing testing or other requirements; or
•	be required to remove the product from the market after obtaining marketing approval.

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

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay, denial or withdrawal of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. In addition, many of the patients that we enrolled in our clinical trials of vilobelimab for HS suffer from serious pre-existing disorders. While such disorders may lead to serious adverse events during trial periods that may be found to be unrelated to vilobelimab, such events may create a negative safety perception and adversely impact market acceptance of vilobelimab following any approval. For example, in our Phase IIa and IIb clinical trials of vilobelimab for HS, we observed several adverse events, even though they were judged not to be related to vilobelimab administration by the investigator.

If unacceptable side effects arise in the development of our product candidates, we, the FDA or comparable foreign regulatory authorities, the Institutional Review Boards, or IRBs, or independent ethics committees at the institutions in which our studies are conducted or elsewhere, or the Data Safety Monitoring Board, or DSMB, could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Side effects, whether treatment-related or not, could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Our most advanced product candidates are either chimeric or humanized antibody proteins that could cause an immune response in patients, resulting in the creation of harmful or neutralizing antibodies against these therapeutic proteins.

In addition to the safety, efficacy, manufacturing, and regulatory hurdles faced by our product candidates, the administration of proteins such as monoclonal antibodies that are chimeric or humanized, including our product candidates vilobelimab and IFX-2, respectively, can cause an immune response, resulting in the creation of antibodies against the therapeutic protein. These anti-drug antibodies can have no effect or can neutralize the effectiveness of the protein or require that higher doses be used to obtain a therapeutic effect. Whether anti-drug antibodies will be created and how they react can often not be predicted from preclinical or even clinical studies, and their detection or appearance is often delayed. As a result, neutralizing antibodies may be detected at a later date or upon longer exposure of patients with our product candidates, such as following more chronic administration in longer lasting clinical trials. In some cases, detection of such neutralizing antibodies can even occur after pivotal clinical trials have been completed. Therefore, there can be no assurance that neutralizing antibodies will not be detected in future clinical trials or at a later date upon longer exposure (including after commercialization). If anti-drug antibodies reduce or neutralize the effectiveness of our product candidates, the continued clinical development or receipt of marketing approval for any of our product candidates could be delayed or prevented and, even if any of our product candidates is approved, their commercial success could be limited, any of which would impair our ability to generate revenue and continue operations. Low levels of anti-drug antibodies were detected in the Phase IIB Shine Study completed in 2019.

Even if we complete the necessary preclinical studies and clinical trials for vilobelimab and any other product candidates, the marketing approval process is expensive, time consuming and uncertain and may prevent us or any future collaborators from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we, or any future collaborators, will obtain marketing approval to commercialize a product candidate.

The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We, and any future collaborators, are not permitted to market our product candidates in the United States or in other countries until we, or they, receive approval of a BLA from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any product candidate in the United States or in any other jurisdiction. We have limited experience in conducting and managing the clinical trials necessary to obtain marketing approvals, including FDA approval of a BLA. Further, there is no prior history of regulatory approval for product candidates targeting C5a inhibition. In addition, while in the past a product was approved for HS using HiSCR as the primary clinical endpoint, in our Phase IIb trial of vilobelimab in HS, for which HiSCR was the primary endpoint and was not met, we developed concerns about HiSCR as a clinical endpoint. In March 2021 we have submitted a Special Protocol Assessment, or SPA to the FDA outlining the clinical development pathway for vilobelimab in HS, including the use of an alternative endpoint to HiSCR as the primary endpoint in a potential future clinical trial of vilobelimab. However, there is no guarantee that the FDA will accept our request for an SPA. As a result, the regulatory pathway for vilobelimab remains unclear.

The process of obtaining marketing approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. The FDA, EMA or any comparable foreign regulatory authorities may delay, limit or deny approval of vilobelimab for many reasons, including:

•	we may not be able to demonstrate that vilobelimab is safe and effective as a treatment for our targeted indications to the satisfaction of the FDA, the EMA or comparable foreign regulatory agencies;
•
the FDA, EMA or comparable foreign regulatory authorities may require additional clinical trials or non-clinical studies of vilobelimab in addition to those already performed or planned, either before approval or as a post-approval commitment, which would increase our costs and prolong our development of vilobelimab;

•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, EMA or comparable foreign regulatory authorities for marketing approval;

•
the FDA, EMA or comparable foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials, including designated clinical endpoints, such as the use of alternative clinical endpoints to HiSCR in our planned clinical trials of vilobelimab for HS;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;
•	the contract research organizations, or CROs, that we retain to conduct clinical trials may take actions outside of our control that materially adversely impact our clinical trials;
•
the FDA, EMA or comparable foreign regulatory authorities may not find the data from preclinical studies and clinical trials sufficient to demonstrate that the clinical and other benefits of vilobelimab outweigh its safety risks;

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies and clinical trials;
•	the FDA, EMA or comparable foreign regulatory authorities may not accept data generated at clinical trial sites, including for non-compliance with current Good Clinical Practices, or cGCP;
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
•
the FDA, EMA or comparable foreign regulatory authorities may identify deficiencies in the manufacturing processes or facilities of our third-party manufacturers, including non-compliance with current Good Manufacturing Practices, or cGMP; or

•	the FDA, EMA or comparable foreign regulatory authorities may change their respective approval policies or adopt new regulations.

Of the large number of drugs in development in the pharmaceutical industry, only a small percentage result in the submission of a BLA to the FDA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market vilobelimab, any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure you that vilobelimab will be successfully developed or commercialized.

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

Some of our conclusions regarding the potential efficacy of vilobelimab are based on retrospective analyses, which are generally considered less reliable indicators of efficacy than pre-specified analyses.

Following completion of our international SHINE Phase IIb study investigating the safety and efficacy of vilobelimab in patients suffering from moderate to severe HS in 2019, in which the primary endpoint was not met, we performed a post-hoc analysis. That analysis showed multiple signals of efficacy for the vilobelimab high dose group compared to the placebo group within the initial phase of the SHINE study, including reductions in all combined inflammatory lesions and draining fistulas and on the International Hidradenitis Suppurativa Severity Score 4 (“IHS4”). The IHS4 scores all inflammatory lesions and has been developed by an international expert group to score severity and track treatment response, although it has not been utilized as a primary endpoint in late-stage clinical trials in HS, nor has it served as the basis of regulatory approval of a product for HS.

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

Because of these limitations, regulatory authorities typically give greatest weight to results from pre-specified analyses and less weight to results from post-hoc, retrospective analyses. As a result, even if vilobelimab provides confirmatory results for the high dose group compared to the placebo group, the post-hoc nature of our analysis could negatively impact the evaluation by the FDA, the EMA or comparable foreign regulatory authorities.

We depend on enrollment of patients in our clinical studies for our product candidates. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We will also be required to identify and enroll a sufficient number of patients with HS, AAV, PG and cSCC for our planned clinical trials of vilobelimab in these indications. Some of these are rare disease indications or indication with a relatively small patient population. Trial participant enrollment could be limited in future trials given that many potential participants may be ineligible because they are already undergoing treatment with approved medications, or are participating in other clinical trials.

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

We have experienced slower recruitment in the clinical trials of vilobelimab for AAV and PG than anticipated because of low disease prevalence, difficulties in diagnosis or due to the COVID-19 pandemic. Further delays in the completion of any clinical trials will increase our costs, slow down our product candidate development and delay or potentially jeopardize our ability to commence marketing and generate revenue. In addition, we may not be able to initiate or continue clinical trials required by the FDA, EMA or other foreign regulatory agencies for vilobelimab or any of our other product candidates that we pursue if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials.

Even if one of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

Even if vilobelimab or any of our other product candidates is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. As a general proposition, physicians are often reluctant to switch their patients from existing therapies (such as for the treatment of HS) even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching therapy or they are required to switch therapies due to lack of reimbursement for existing therapies. Adalimumab is the only drug approved for the treatment of HS, and even if we are able to obtain marketing approval of vilobelimab for the treatment of HS, we may not be able to successfully convince physicians or patients to switch from adalimumab to vilobelimab. Further, we may face a lack of acceptance by the physician community of the efficacy of targeting C5a to inhibit terminal complement activation compared to targeting C5, which is well established in clinical practice (such as eculizumab). In addition, vilobelimab may not be accepted by physicians or patients if we cannot demonstrate, or if vilobelimab is perceived as not having, strong duration of effect, including compared to existing treatments for HS. The duration of effect of vilobelimab has only been studied prospectively for durations less than the expected duration of any pivotal Phase III clinical trials that we may undertake in the future. It is possible that the effects seen in shorter term clinical trials will not be replicated at later time points or in larger clinical trials. Further, even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA and other regulators, safety concerns in the medical community may hinder market acceptance.

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

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Therefore, our ability, and the ability of any future collaborators, to commercialize any of our product candidates will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from third-party payors including government health administration authorities and public or private health coverage insurers. Third-party payors decide which medications they will cover and establish reimbursement levels. We cannot be certain that reimbursement will be available for vilobelimab or any of our product candidates. Also, we cannot be certain that less fulsome reimbursement policies will not reduce the demand for, or the price we can charge for, our products, if approved. The insurance coverage and reimbursement status of newly approved products for orphan diseases is particularly uncertain and failure to obtain or maintain adequate coverage and reimbursement for vilobelimab or any other product candidates could limit our ability to generate revenue.

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

The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability or that of any future collaborators to sell our product candidates profitably. These payors may not view our products, if any, as cost-effective, and coverage and reimbursement may not be available to our customers, or those of any future collaborators, or may not be sufficient to allow our products, if any, to be marketed on a competitive basis. Cost-control initiatives or other policy measures by government authorities could cause us, or any future collaborators, to decrease the price we, or they, might establish for products, which could result in lower than anticipated product revenues. If the prices for our products, if any, decrease or if governmental and other third-party payors do not provide coverage or adequate reimbursement, our prospects for revenue and profitability will suffer.

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

We currently have no marketing, sales or distribution capabilities and have limited sales or marketing experience within our organization. If any of our product candidates is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize any such candidate, or to outsource this function to a third party. Either of these options would be expensive and time consuming. Some or all of these costs may be incurred in advance of any approval of our product candidates, including our lead candidate vilobelimab. In addition, we may not be able to hire a sales force in the United States, Europe or other target market that is sufficient in size or has adequate expertise in the medical markets that we intend to target. These risks may be particularly pronounced due to our focus on our initial indications of HS, severe COVID-19 and AAV for vilobelimab, as well as additional focus on PG and cSCC, each of which are disease areas with relatively small patient populations. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of vilobelimab and other future product candidates.

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

Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of vilobelimab or any future product candidate we may develop.

The risk of failure for vilobelimab and any other future product candidates we may develop is high. It is impossible to predict when or if vilobelimab will prove to be effective and safe in humans or will receive regulatory approval for the treatment of HS, severe COVID-19, AAV, PG, and cSCC indication or other new indications. Additionally, before regulatory authorities grant marketing approval for vilobelimab, for any future indications, or any future product candidate that we seek to develop, we will be required to conduct extensive clinical trials to demonstrate safety and efficacy in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. With regard to a potential Phase III clinical trial in HS, it is unclear whether FDA will accept our request for an SPA, approve an alternative primary clinical endpoint, change in dosage, and even in the event approval is received, how many trials and patients will be required for approval. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

We may experience numerous unforeseen events during or as a result of the regulatory approval process that could delay or prevent our ability to receive marketing approval from regulators or commercialize vilobelimab or any future product candidate, including:

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

•
our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, ethics committees or institutional review boards to suspend or terminate the trials;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all; and
•
regulators, ethics committees or institutional review boards may require that we or our investigators suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks.

We could also encounter delays if a clinical trial is suspended or terminated by us, by an overseeing ethics committee, by the institutional review boards of the institutions in which such trials are being conducted, by the data safety monitoring board for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate drug revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence drug sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval.

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

We are evaluating applications for orphan drug designation for vilobelimab in various indications, but we may be unable to obtain any such designation or to maintain the benefits associated with orphan drug status, including market exclusivity, even if that designation is granted.

We are evaluating applications for orphan drug designation for vilobelimab in various indications, and we may seek orphan drug designation for other preclinical product candidates in our pipeline or that we may develop. In the United States and other foreign countries, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA or other foreign regulatory agency grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the FDA review and approval process. Although we are evaluating applications for orphan drug designation in various indications, there can be no assurance that we will obtain such designations. Moreover, obtaining orphan drug designation for one indication does not mean we will be able to obtain such designation for another indication.

If a product that has orphan drug designation from the FDA subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same drug for the same indication for seven years, except in limited circumstances such as if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Similarly, the FDA can subsequently approve a drug with the same active moiety for the same condition during the exclusivity period if the FDA concludes that the later drug is clinically superior, meaning the later drug is safer, more effective, or makes a major contribution to patient care. Even if we were to obtain orphan drug designation for vilobelimab from the FDA, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products, and thus approval of vilobelimab could be blocked for seven years if another company obtains approval and orphan drug exclusivity for the same drug and same condition before us. If we do obtain exclusive marketing rights in the United States, they may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of the relevant patients. Further, exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition, the same drugs can be approved for different indications and might then be used off-label in our approved indication, and different drugs for the same condition may already be approved and commercially available.

Even if we obtain FDA approval of vilobelimab or any of our other product candidates, we may never obtain approval or commercialize our products outside of the United States.

In order to market any approved products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. If approved by the relevant governmental authorities, we expect to market vilobelimab for the treatment of HS and other indications in Europe and jurisdictions outside the United States, in part due to the relatively larger patient population that exists in Europe as compared to that in the United States. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming and could delay or prevent introduction of vilobelimab or any of our other product candidates in those countries. In addition, we expect to be subject to a variety of risks related to operating in foreign countries if we obtain the necessary approvals, including:

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

If we or our partners fail to comply with regulatory requirements or to obtain and maintain required approvals, our target market will be reduced, including if we are unable to market vilobelimab for the treatment of HS in Europe or elsewhere, and our ability to realize the full market potential of our product candidates will be harmed.

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

Obtaining FDA, EMA or other regulatory agency approval of our product candidates requires substantial time, effort and financial resources and may be subject to both expected and unforeseen delays, and there can be no assurance that any approval will be granted on any of our product candidates on a timely basis, if at all. The FDA, EMA or other regulatory agencies may decide that our data are insufficient for approval of our product candidates and require additional preclinical, clinical or other studies or additional work related to chemistry, manufacturing and controls, or CMC. If we are required to conduct additional trials or to conduct other testing of our product candidates beyond that which we currently contemplate for regulatory approval, if we are unable to complete successfully our clinical trials or other testing, or if the results of these and other trials or tests fail to demonstrate efficacy or raise safety concerns, we may face substantial additional expenses, be delayed in obtaining marketing approval for our product candidates or may never obtain marketing approval.

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

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including our relationships with physicians and other healthcare providers, some of whom may recommend, purchase or prescribe vilobelimab, if approved, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations.

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

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize vilobelimab and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of vilobelimab, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

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

Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges and the Supreme Court is currently considering the constitutionality of the Affordable Care Act. We believe that the new administration bears support for the expansion of the Affordable Care Act and that President Biden’s health platform includes renewed efforts to protect and build upon the Affordable Care Act, such as expand access, lower costs and simplify the process for individuals and families. However, Congress may consider other legislation to repeal or replace elements of the Affordable Care Act. Although we cannot predict the ultimate content, timing or effect of any changes to the Affordable Care Act or other federal and state reform efforts, we continue to evaluate the effect that the Affordable Care Act, as amended or replaced, will have on our business. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our drug candidate.

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

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for drugs. In addition, there have been several recent Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing and reimbursements, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drugs. At the state level, legislatures have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect this trend to continue under the new U.S. presidential administration. However, we cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of vilobelimab, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent drug labeling and post-marketing testing and other requirements.

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

Outside of the United States, international operations are generally subject to extensive governmental price controls and other market regulations. In many countries, such as countries of the European Union, the pricing of prescription pharmaceuticals is subject to varying price control mechanisms, often as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we, or any future collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates, and we believe the increasing emphasis on cost-containment initiatives in the Europe Union has and will continue to put pressure on the pricing and usage of our product candidates. As a result, given the relatively smaller target markets for HS and AAV, our initial indications for vilobelimab, in the Europe Union and elsewhere outside the United States, any reduced reimbursement for such product candidates may be insufficient for us to generate commercially reasonable revenue and profits and would adversely affect our financial condition and results of operations.

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

We do not independently conduct clinical trials of any of our product candidates. We rely on third parties, such as contract research organizations, or CROs, clinical data management organizations, third-party consultants, medical institutions and clinical investigators, to conduct these clinical trials and expect to rely on these third-parties to conduct clinical trials of any other product candidate that we develop. Any of these third parties may terminate their engagements with us under certain circumstances. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, there is a natural transition period when a new contract research organization begins work. As a result, delays would likely occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects.

Further, although our reliance on these third parties for clinical development activities limits our control over these activities, we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. For example, notwithstanding the obligations of a CRO for a trial of one of our product candidates, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA, the EMA and potentially other regulatory agencies of different countries require us to comply with requirements, commonly referred to as current Good Clinical Practices, or cGCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA and regulatory agencies inside the European Union and other regulatory agencies enforce these cGCP regulations through periodic inspections of trial sponsors, principal investigators, clinical trial sites and IRBs. If we or our third-party contractors fail to comply with applicable cGCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other regulatory agencies may require us to perform additional clinical trials before approving our product candidates, which would delay the marketing approval process. We cannot be certain that, upon inspection, the FDA or other regulatory agencies will determine that any of our clinical trials comply with cGCP. We are also required to register clinical trials and post the results of completed clinical trials on a government-sponsored database, such as ClinicalTrials.gov in the United States, within certain timeframes. The same requirement applies to clinical trials outside the United States, such as EudraCT.ema.europa.eu in Europe. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

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

Collaborations are complex and time-consuming to negotiate and document. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that may have resulted in a reduced number of potential future collaborators. Any collaboration agreements that we enter into in the future may contain restrictions on our ability to enter into potential collaborations or to otherwise develop specified product candidates. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all.

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

We expect to maintain existing collaborations and enter into additional collaborations for the development and commercialization of certain of our product candidates and in certain geographies. For example, we have recently entered into a clinical trial and supply agreement with Merck & Co. Inc. (“Merck”, known as MSD outside the US and Canada) relating to a clinical trial in cSCC. We may have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

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

Our success depends in large part on our ability to obtain, maintain, protect, defend and enforce patent, trade secret and other intellectual property protection in the United States and other countries worldwide with respect to vilobelimab and other proprietary product candidates. If we do not adequately protect, maintain, defend and enforce our intellectual property rights, competitors may be able to erode, negate or preempt any competitive advantage we may have, which could adversely affect our business and ability to achieve profitability. To seek to protect our proprietary position, we file patent applications in the United States and in certain other countries related to our novel product candidates and their potential use is different medical indications that are important to our business. The patent application and approval process is expensive and time-consuming and we may not be able to file and prosecute all necessary or desirable patent applications and obtain and maintain issued patents at a reasonable cost or in a timely manner.

If the scope of the patent protection we obtain is not sufficiently broad, we may not be able to prevent others from developing and commercializing technology and products similar or identical to ours. The degree of patent protection we require to successfully compete in the market may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, contractors, prospective business collaborators, clinical investigators and other third parties, any of these parties could breach the agreements and disclose such output before a patent application is filed, which could jeopardize our ability to seek and obtain patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

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

Some of our future patents and patent applications and other intellectual property may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications or other intellectual property, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we would need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Furthermore, we, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

In addition, our competitors and other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. For example, a third party may develop a competitive therapy that provides benefits similar to vilobelimab or other product candidates but that uses a technology that falls outside the scope of our patent protection. Our competitors may also seek approval to market generic versions of any approved products and in connection with seeking such approval may claim that our patents are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We cannot be sure that we were the first to make the anti-C5a technologies claimed in our patents or patent applications or that we were the first to file for patent protection.

Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, we cannot be certain that parties from whom we may license or purchase patent rights were the first to make relevant claimed inventions, or were the first to file for patent protection for them. If third parties have filed patent applications on inventions claimed in our patents or applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent the subject matter covered our patent applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs.

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

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. We may enter into certain license agreements where we will not have the ability to maintain or prosecute patents in the portfolio and must therefore rely on third parties to take such actions and comply with certain requirements. Failure by us or our future or any existing licensors to maintain protection of our patent portfolio could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Further, the America Invents Act created new procedures to challenge the validity of issued patents in the United States, including post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent with an effective filing date of March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which would result in a loss of the challenged patent right to us.

In addition, recent court rulings in cases such as Association for Molecular Pathology v. Myriad Genetics, Inc., BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litigation, Promega Corp. v. Life Technologies Corp. AbbVie Deutschland GmbH v. Janssen Biotech, Inc. and Amgen v. Sanofi have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Any changes to patent law in the U.S. or other jurisdictions that impairs our ability to protect vilobelimab and other product candidates or their use in therapy could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Others may claim an ownership interest in our intellectual property and proprietary anti-C5a technologies which could expose us to litigation and have a significant adverse effect on our prospects.

A third party may claim an ownership interest in one or more of our, or our future or any existing licensors’, patents or other proprietary or other intellectual property rights. A third party could bring legal actions against us and seek monetary damages and/or enjoin clinical testing, manufacturing and marketing of the affected product or products. While we are presently unaware of any material claims or assertions by third parties with respect to our patents or other intellectual property, we cannot guarantee that a third party will not assert a claim or an interest in any of such patents or other intellectual property. If we become involved in any litigation, it could consume a substantial portion of our resources, and could cause a significant diversion of effort by our technical and management personnel. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required, for example, to pay substantial royalties or grant cross-licenses to our patents. We cannot, however, assure you that any such license will be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or other violations of other intellectual property rights. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we are sued for infringing, misappropriating, or otherwise violating intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing, misappropriating, or otherwise violating the proprietary or any other intellectual property rights of third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds and/or methods of use for the treatment of the disease indications for which we are developing our product candidates that may cover our product candidates or approach to complement inhibition. If any third-party patents or patent applications are found to cover our product candidates or their methods of use or manufacture, or our approach to complement inhibition, we may not be free to manufacture or market our product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.

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

As of December 31, 2020, we had 49 full-time or part-time employees. Our focus on the development of vilobelimab requires us to optimize cash utilization and to manage and operate our business with limited personnel. We cannot assure you that we will be able to hire additional employees and/or retain adequate staffing levels to develop vilobelimab or run our operations or to accomplish all the objectives that we otherwise would seek to accomplish.

We depend heavily on our executive officers and directors, and the loss of their services would materially harm our business.

Our success depends, and will likely continue to depend, upon our ability to hire and retain the services of our current executive officers, directors, principal consultants and others. We are highly dependent on the management, development, clinical, financial and business development expertise of Professor Niels Riedemann, our Chief Executive Officer, Professor Renfeng Guo, our Chief Scientific Officer, Dr. Korinna Pilz, our Global Head of Clinical Development, Dr. Thomas Taapken, our Chief Financial Officer and Jordan Zwick, our Chief Strategy Officer. Our ability to compete in the biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel.

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

The legal and regulatory environment related to data privacy is becoming stricter, which could result in additional costs or changes to the manner in which we handle personal information, and a failure to comply with such laws or regulations, or to otherwise protect personal data in our possession or control, could result in fines, litigation, or other penalties as well as reputational damage.

We are subject to laws, regulations, and contractual obligations related to privacy, data protection, information security, including (i) the EU General Data Protection Regulation, which came into effect on May 25, 2018 and which provides for greater penalties for noncompliance than previous European data protection laws, with potential fines of up to the greater of €20 million or 4% of total annual worldwide turnover and (ii) the California Consumer Privacy Act, which came into effect on January 1, 2020 and which provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation.

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

Our share price has been and is likely to be highly volatile in the future. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The market price for our common shares may be influenced by many factors, including:

•	the timing, enrollment and results of clinical trials of vilobelimab and any other product candidates;
•	regulatory actions with respect to vilobelimab, our other product candidates or our competitors’ products and product candidates;
•	the success of existing or new competitive products or technologies;
•
any delay in our development or regulatory filings for vilobelimab or any future product candidate and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
•	commencement or termination of collaborations for our development programs;
•	failure or discontinuation of any of our development programs;
•	results of clinical trials of product candidates of our competitors;
•	regulatory or legal developments in the United States and other countries;
•	developments or disputes concerning patent applications, issued patents or other proprietary rights;
•	the recruitment or departure of key personnel;
•	the level of expenses related to any of our product candidates or clinical development programs;
•	the results of our efforts to develop additional product candidates or products;
•	actual or anticipated changes in estimates as to financial results or development timelines;
•	announcement or expectation of additional financing efforts;
•	sales of our common shares by us, our insiders or other shareholders;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	changes in estimates or recommendations by securities analysts, if any, that cover our shares;
•	changes in the structure of healthcare payment systems;
•	market conditions in the pharmaceutical and biotechnology sectors;
•	general economic, industry and market conditions; and
•	the other factors described in this ‘ITEM 3. KEY INFORMATION — C. Risk factors’ section.

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

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We had a total of 28,228,415 common shares outstanding as of December 31, 2020 and have subsequently issued 610,022 shares through an ATM program. Furthermore, on February 25, 2021 we have sold an additional 15,000,000 shares and 15,000,000 warrants through a public offering (refer to ITEM 4.  INFORMATION ON THE COMPANY for additional information on this public offering). If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

As of December 31, 2020, we had €26 million in cash and cash equivalents and €54.3 million in marketable securities. Our management will have broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

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

See ‘ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS —A. Major shareholders.’ elsewhere in this Annual Report for more information regarding the ownership of our outstanding common shares by our executive officers, directors and principal shareholders and their affiliates.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We do currently have limited research coverage, and there can be no assurance that analysts will cover us or provide favorable coverage going forward. Securities or industry analysts may elect not to continue to provide research coverage of our common shares, and such lack of research coverage may negatively impact the market price of our common shares. In the event we do have analyst coverage, if one or more analysts downgrade our common shares, change their opinion of our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Our ability to use our net operating loss carry forwards and other tax attributes may be limited.

Our ability to utilize our net operating losses, or NOLs, is currently limited, and may be limited further, under Section 8c of the German Corporation Income Tax Act (“Körperschaftsteuergesetz” or KStG) and Section 10a of the German Trade Tax Act (“Gewerbesteuergesetz” or GewStG). These limitations apply if a qualified ownership change, as defined by Section 8c KStG, occurs and no exemption is applicable. Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of a transaction comparable to a transfer of shares or voting rights or in case of an increase in capital leading to a respective change in the shareholding. In the case of such a qualified ownership change tax loss carry forwards expire in full. To the extent that the hidden reserves (stille Reserven) taxable in Germany exceed the tax loss carry forward, they may be further utilized despite a qualified ownership change. In case of a qualified ownership change within a group, tax loss carry forwards will be preserved if certain conditions are satisfied. Additionally, tax loss carry forwards may be retained upon application under certain conditions, to the extent that the corporation has exclusively maintained the same business operations since its establishment or at least since the beginning of the third year prior to qualified ownership change (“fortführungsgebundener Verlustvortrag”). If the aforementioned application is made and, after the qualified change of ownership, this business operation is discontinued, the most recently determined tax loss carry forward would be lost.

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

As of December 31, 2020, we had NOL carry forwards for German tax purposes of €142.0 million available. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG, or a Section 10a GewStG limitation. Any limitation may result in the expiration of the complete tax operating loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

As of December 31, 2020, our U.S. subsidiary, InflaRx Pharmaceuticals, Inc., had approximately €7.0 million of net operating losses for U.S. federal income tax purposes. Transfers or issuances of our equity may impair or reduce the ability of InflaRx Pharmaceuticals, Inc. to utilize U.S. federal net operating loss carryforwards and certain other tax attributes in the future. Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) contains rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An “ownership change” is generally defined as an increase in ownership of a corporation’s stock by more than 50 percentage points over a rolling three-year period by stockholders that own (directly, indirectly or constructively) 5% or more of the stock of a corporation at any time during the relevant rolling three-year period. If an ownership change occurs, Section 382 imposes an annual limitation on the use of pre-ownership change net operating losses, credits and certain other tax attributes to offset taxable income earned after the ownership change. The annual limitation is generally equal to the product of the applicable long-term tax-exempt rate in effect for the month in which the ownership change occurs and the value of the company’s stock immediately before the ownership change (subject to some adjustments). For example, this annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized (or treated as recognized) built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards or capital loss carryforwards. No assurance can be given that prior transactions have not resulted in an ownership change for purposes of Section 382 of the Code or that future transactions will not result in an ownership change. Even if a subsequent transaction does not result in an ownership change, it may materially increase the likelihood that we will undergo an ownership change in the future. Sales of our common shares by stockholders, whose interests may differ from our interests, may increase the likelihood that we or one of our subsidiaries undergoes an ownership change. If we or our subsidiaries have or were to undergo an ownership change, it could result in increased future tax liability to us.

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

We believe it is likely that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in 2018, 2019 and 2020, and we may be a PFIC in one or more future taxable years. U.S. shareholders may be subject to adverse U.S. federal income tax consequences in 2020 and in any future taxable year in which we are a PFIC.

We believe it is likely that we were a PFIC for U.S. federal income tax purposes in 2018, 2019 and 2020, and we may be a PFIC in one or more future taxable years. In addition, we may, now or in the future directly or indirectly, hold equity interests in other PFICs. Under the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. It is possible that we will be a PFIC in any future taxable year because, among other things, (i) we currently own a substantial amount of passive assets, including cash and securities that may give rise to passive income, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, and (iii) the composition of our income may vary substantially over time.

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

For further discussion, see ‘ITEM 10.  ADDITIONAL INFORMATION — E. Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders of Common Shares.’

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

Dividends distributed on our shares to certain related parties in low-taxed jurisdictions might in the future become subject to an additional Dutch withholding tax on dividends.

 As described above and under ‘ITEM 10.  ADDITIONAL INFORMATION — E. Taxation — Material Dutch Tax Considerations,’ under current law, dividends paid to holders of our shares could become subject to Dutch dividend withholding tax at a rate of 15% under the Dutch Dividend Withholding Tax Act. In a letter to the Dutch parliament dated May 29, 2020, the Dutch State Secretary for Finance announced that the government intends to introduce an additional withholding tax on dividends paid (i) to group entities in jurisdictions that have a corporate income tax rate below 9%, (ii) to group entities in jurisdictions that are included on the EU’s blacklist of non-cooperative jurisdictions or (iii) in certain abusive situations, effective January 1, 2024. On September 25, 2020, the Dutch government launched an internet consultation to provide interested parties the opportunity to respond to the draft legislative proposal to introduce the conditional withholding tax on dividends. Pursuant to the proposal published for consultation purposes, the conditional withholding tax on dividend payments will be implemented in the form of an amendment to the recently passed conditional withholding tax on interest and royalty payments pursuant to the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021), which act will become effective January 1, 2021. The proposal published for consultation purposes stipulates that the rate will be equal to the highest Dutch corporate income tax rate (currently 25%) at the time of the dividend payment. At the same time, the current Dutch dividend withholding tax regime is anticipated to remain in place. However, if the dividend withholding tax and the conditional withholding tax on dividends cumulate, the proposal published for consultation purposes stipulates that the conditional withholding tax will be reduced by the dividend withholding tax levied. As a result, if the shareholder being a related entity (A) is established or has a permanent establishment in a jurisdiction that has a corporate tax rate below 9% or in a jurisdiction included on the EU’s blacklist of non-cooperative jurisdictions, (B) is a hybrid entity or a reverse hybrid entity or (C) is interposed to avoid tax otherwise due by another entity, the tax rate on dividends may rise from 15% to the highest corporate tax rate (currently 25%). The internet consultation closed on October 23, 2020. After the internet consultation, the Dutch government aims to prepare the final legislative proposal in early 2021.

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

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including NASDAQ. We do not comply with all the best practice provisions of the DCGC. For a list of the most substantial DCGC best practices that we do not comply with, see ‘ITEM 10.  ADDITIONAL INFORMATION — B. Memorandum and articles of association.’ This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands, and our headquarters is located in Germany. Substantially all of our assets are located outside the United States. The majority of our directors and executive officers reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgements predicated upon the civil liability provisions of the federal securities laws of the United States.

There is currently no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgements (other than arbitration awards) in civil and commercial matters. Therefore, a final judgement for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgement without a review of the merits of the underlying claim if such judgement (i) is a final judgement and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch companies or Dutch company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation of principles of proper procedure (behoorlijke rechtspleging), (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgement of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgement of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgement is capable of being recognized in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards.

Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgements of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgements obtained in U.S. courts in civil and commercial matters, including judgements under the U.S. federal securities.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgements in civil and commercial matters. Consequently, a final judgement for payment or declaratory judgements given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgement rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgements awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

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

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or directors, executive officers or certain experts named herein who are residents of or possessing assets in the Netherlands, Germany, or other countries other than the United States any judgements obtained in U.S. courts in civil and commercial matters, including judgements under the U.S. federal securities laws.

Risks related to COVID-19

COVID-19 has adversely impacted, and could continue to impact, our business, including our supply chain, clinical trials and commercialization of our product candidates.

The global COVID-19 pandemic is impacting almost every corner of the globe. The continued spread of the SARS-CoV-2 virus is adversely impacting clinical and preclinical trials globally and in different therapeutic areas. Our clinical trials or preclinical studies, including our ability to recruit and retain patients, principal investigators and site staff who, as healthcare providers, were impacted in 2020 and may be further significantly impacted. We or our third-party contractors manufacture our product candidates and perform clinical studies in different countries, including in Europe, Asia, the United States and South America. The impact of the COVID-19 pandemic varies among these countries; however, measures implemented by local or governmental authorities to counter the spread of the SARS-CoV-2 virus have affected the ability of clinical and other staff to access research sites, including hospitals, manufacturing plants and laboratories, which could significantly delay or impede our or our contractor’s activities in such countries. Such delays or impediments could have a material adverse effect on our business, financial condition, results of operations, and prospects.

The negative impact of the pandemic has had and may continue to have on patient enrollment and treatment, and the timing and execution of our clinical trials, could cause costly delays to our clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to advance towards commercialization, increase operating expenses and have a material adverse effect on our business and financial results.

In response to the COVID-19 pandemic, we have implemented, and continue to implement, mitigation procedures designed to enable us to address the various issues that continue to arise from the COVID-19 pandemic, although there can be no assurance that these procedures will be successful or that we can avoid a material and adverse disruption to our business. As the pandemic continues, we experienced the prioritization of hospital resources toward the outbreak and further restrictions on travel. Furthermore, some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services.

The COVID-19 pandemic may also further negatively affect the operations of third-party contract research organizations that we rely upon to carry out our clinical trials or the operations of our third-party manufacturers, each of which could result in delays or disruptions in the supply of our product candidates. While our supply chain has not been significantly affected, there can be no assurances that we will not experience supply disruptions in the future.

In addition, the spread of COVID-19 has resulted in significant governmental measures being implemented to control the spread of the SARS-CoV-2 virus. Public health officials have recommended and mandated precautions to mitigate the spread of COVID-19, including prohibitions on congregating, traveling across borders, shelter-in-place orders and other similar measures. We have taken precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring some or all of our employees to work remotely, suspending all non-essential travel. Such measures have been implemented to warrant the health and well-being of our employees, but they could negatively affect our business as remote work may prove to be less effective in conducting our business operations.

The COVID-19 pandemic has also caused volatility in the global financial markets and has resulted in an associated recession in the global economy, which in the long term may negatively affect our ability to raise additional capital on attractive terms or at all.

Considering the evolving nature of the SARS-CoV-2 virus, the impact of the COVID-19 pandemic on our business, financial condition and results of operations could materially change in the future. The degree to which the COVID-19 pandemic affects us will depend on future developments that are highly uncertain, including, but not limited to, the duration and severity of the COVID-19 pandemic, the actions taken to reduce/cease the virus’ transmission and the extent to which more stable economic and operating conditions resume. If the COVID-19 pandemic and the associated recession continue for a prolonged period of time, our business, financial condition, results of operations, and clinical trial activities could be further negatively impacted.

General Risk Factors

Raising additional capital or conversion of outstanding warrants may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We expect our expenses may increase in connection with expansion of operations. To the extent that outstanding warrants are converted or that we raise additional capital through the issuance of common shares, convertible securities or other equity securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common shareholder. In addition, debt financing, if available, may result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

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

Many of our existing and potential future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and marketing approved products than we do, and may be able to reduce the price at which they sell their products. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly if acquired by, or through collaborative arrangements with, large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our product candidates.

The development and commercialization of new products is highly competitive. We expect that we, and any future collaborators, will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to any of our product candidates that we, or any future collaborators, may seek to develop or commercialize in the future. For example, other pharmaceutical companies may commence development efforts for product candidates targeting the same indications as vilobelimab, including HS, severe COVID-19, AAV, PG or indications in the oncology field including cSCC, or any other indications we may target. For a detailed analysis of the competitive environment in which we operate, see ‘ITEM 4.  INFORMATION ON THE COMPANY — B. Business Overview — Competition.’

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

Although we maintain product liability insurance coverage, this insurance may not fully cover potential liabilities that we may incur. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. We will need to increase our insurance coverage if we commercialize any product that receives marketing approval. In addition, insurance coverage is becoming increasingly expensive and difficult to obtain. If we are unable to maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could harm our business, financial condition, results of operations and prospects.

We are subject to manufacturing risks and use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates, products, or necessary quantities at an acceptable cost

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. As a result, we currently rely on third parties located in China for supply of vilobelimab. Our current strategy is to outsource all manufacturing of our product candidates and products to third parties while conducting certain quality control tests within our in-house manufacturing processes. The supply chain and manufacturing in China may, also as a result of the current global pandemic, significantly impact our operations.

The process of manufacturing our products is complex, highly regulated and subject to several risks. The process of manufacturing biologics, such as vilobelimab, is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Further, our product candidates that have been produced and are stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected product candidates to no longer be suitable for their intended use in clinical trials or other development activities. If the defective product candidates cannot be replaced in a timely fashion, we may incur significant delays in our development programs that could adversely affect the value of such product candidates.

We currently engage third-party manufacturers to provide the final drug product formulation of vilobelimab that is being used in our clinical trials. Although we believe that there are several potential alternative manufacturers who could manufacture vilobelimab, we may incur added costs and delays in identifying and qualifying any such replacement. We currently have a sole manufacturer for the clinical supply of vilobelimab, which is located in China. There is no assurance that we will be able to timely secure needed alternative supply arrangements on satisfactory terms, or at all. Our reliance on one manufacturer and our failure to secure alternative supply arrangements as needed could have a material adverse effect on our ability to complete the development of our product candidates or, to commercialize them, if approved. There may be difficulties in scaling up to commercial quantities or optimization of processes and formulation of vilobelimab and the costs of manufacturing could be prohibitive. The current global pandemic could impact supply, depending on how much is required for ongoing and future trials, as well as, any potential commercialization.

Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks beyond our control, including, but not limited to:

•	reliance on third parties for manufacturing process development, regulatory compliance and quality assurance;
•	costs and validation of new equipment and facilities required for additional scale-up or optimization of processes;
•	failure to comply with cGMP and similar foreign standards;
•	limitations on supply availability resulting from capacity and scheduling constraints of third parties;
•	lack of qualified backup suppliers for those components that are currently purchased from a sole or single source supplier;
•	closures and restrictions on critical facilities resulting from public health crises;
•	the ability to freely import clinical trial material manufactured at our third-party manufacturer in China into the countries in which the clinical trials are being conducted;
•	the possible breach of manufacturing agreements by third parties because of factors beyond our control; and
•	the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to us, and our ability to obtain alternative supply.

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

We participate in the manufacturing process with crucial quality control testing within our own laboratories, and we hold the manufacturer license for, and therefore oversee, the overall manufacturing process, and we are responsible for ensuring that this part of our business also operates according to cGMP standards. Additionally, we currently hold an importing license. We therefore employ key personnel within the manufacturing process such as a head of quality assurance, a head of manufacturing, and a qualified person.

Thus, our laboratories and our quality control system and related documentation and personnel, are also subject to frequent governmental inspections to assure adherence to cGMP guidelines and to maintain our manufacturing and importing license. Related to these activities, there are risks which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects, including, but not limited to, the following risks:

•
a loss of key personnel within the manufacturing activities could result in significant delays in the manufacturing and release testing of our drug candidate and replacement of such personnel could be time consuming and be associated with additional costs for us;

•	a loss of our import license;
•
mistakes or misconduct within the release testing could result in false results which could result in both, the wrongfully rejection of a manufactured drug product from being released or the wrongfully acceptance of a dysfunctional drug product, causing data and trial results achieved with such drug product being false and potentially wrongly interpreted; and

•	an inadequate cGMP compliance could result in a potential temporary or permanent loss of the manufacturing or importing license resulting from an inspection of regulatory agencies.

Our third-party manufacturers, or we, may not be able to comply with the cGMP regulatory requirements applicable to vilobelimab and biologics, including applicable provisions of the FDA’s drug cGMP regulations, device cGMP requirements embodied in the Quality System Regulation, or QSR, or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or voluntary recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly affect supplies of our product candidates. In addition, our third-party manufacturers and suppliers and we are subject to FDA and other local regulatory authority inspection from time to time. Failure by our third-party manufacturers and suppliers or us to pass such inspections and otherwise satisfactorily complete the FDA approval regimen with respect to our product candidate may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses. In addition, we and our third-party manufacturers and suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of waste products, and failure to comply with such laws and regulations could result in significant costs associated with civil or criminal fines and penalties for such third parties. Based on the severity of the regulatory action, our clinical or commercial supply of drug and packaging and other services could be interrupted or limited, which could have a material adverse effect on our business, including our clinical research activities and our ability to develop our product candidates and market our products following approval, if any.

If any third-party manufacturer of our product candidates is unable to increase the scale of its production of our product candidates, and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed

In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of vilobelimab or any of our other product candidates in our pipeline or that we may develop, our third-party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of the product. The transition to larger scale production could prove difficult or costly. Further, any claims in our manufacturing process as a result of scaling up or optimization of the manufacturing, supply and fill process may result in the need to obtain regulatory approvals. If our third-party manufacturers are not able to optimize manufacturing process to increase the product yield for our product candidates or are unable to produce increased amounts of our product candidates while maintaining the quality of the product, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits. Difficulty in achieving commercial scale-up production or production optimization or the need for additional regulatory approvals as a result could have a material adverse impact on our business and results of operations.

We may be unsuccessful in evaluating material risks involved in future acquisitions.

We may, in the future, acquire companies, products and/or platforms that are complementary to our operational and customer needs. As part of the process, we may conduct business, legal and financial due diligence to identify and evaluate material risks involved in any particular transaction. Despite these efforts, we may be unsuccessful in ascertaining or evaluating all such risks. As a result, the intended advantages of any given acquisition may not be realized. If we fail to identify certain material risks from one or more acquisitions we may be exposed to significant costs and our business could be negatively impacted.

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

Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in the United States and foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and other countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation or other violations of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and Europe. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop and market their own products and, further, may export otherwise infringing products to jurisdictions where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

Competitors may infringe, misappropriate, or otherwise violate our patents, trademarks, copyrights or other intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement or other claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from developing, making and selling similar or competitive products. Similarly, if we were to assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

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

If we fail to comply with our obligations under any future or other intellectual property licenses with third parties, we could lose license rights that are important to our business.

We may be reliant upon licenses to certain patent rights and proprietary anti-C5a technology and other intellectual property from third parties that are important or necessary to the development of our product candidates and the manufacture and other commercialization of our products. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop, manufacture or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing, manufacturing and commercializing competitive products in territories included in all of our licenses. Our licensors may have sublicensed patents and other intellectual property owned by a third party, or relied on third-party consultants or collaborators or funds from third parties that have an ownership or other right, title or interest in or to such in-licensed intellectual property, such that our licensors are not the sole and exclusive owners of the patents and other intellectual property we in-license. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

In addition, agreements under which we may license patent rights may not give us control over patent filings prosecution or maintenance, so that we may not be able to control which claims or arguments are presented and may not be able to secure, maintain, or successfully enforce and defend necessary or desirable patent protection from those patent rights. We cannot be certain that patent filing prosecution and maintenance activities by our licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents. Even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our future or any existing licensors, and cannot guarantee that we would receive it and on what terms. We cannot be certain that our future licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in any licensed patents. If we cannot obtain patent protection or enforce existing or future patents against third parties, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Further, agreements under which we may license technology or any other intellectual property to or from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant technology or any other intellectual property, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial conditions, results of operations, and prospects. Moreover, if disputes over technology or other intellectual property that we may license prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop manufacture and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

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

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, vilobelimab (previously denominated as “IFX-1”), is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. We are developing vilobelimab for the treatment of Hidradenitis Suppurativa, or HS, a rare and chronic debilitating systemic inflammatory skin disease, for which we completed a Phase IIb clinical trial in the fourth quarter of 2019.  We have received feedback from the FDA and EMA on our plans for Phase III development of vilobelimab in HS and have been assessing different strategies to progress the clinical development of vilobelimab. In March 2021, we submitted a Special Protocol Assessment (SPA) to the FDA for the Phase III trial in Hidradenitis Suppurativa. Beyond HS, we intend to develop vilobelimab and other proprietary antibodies to address a wide array of complement-mediated diseases with significant unmet medical needs, including severe COVID-19, ANCA-associated vasculitis, or AAV, a rare and life-threatening autoimmune disease and Pyoderma Gangrenosum, a chronic inflammatory skin disorder, Cutaneous Squamous Cell Carcinoma (cSCC) and potentially other new indications.

Our legal and commercial name is InflaRx N.V. InflaRx was founded in 2007 as InflaRx GmbH by Professor Niels Riedemann and Professor Renfeng Guo in Jena, Germany. Our agent for service of process in the United States is InflaRx Pharmaceuticals, Inc. located at 600 S Wagner Rd, Ann Arbor, MI 48103. Our principal executive offices and laboratories are located in Winzerlaer Str. 2, 07745 Jena, Germany, telephone: (+49) 3641 508 180, and our additional offices are located in Planegg-Martinsried (Munich), Germany and in Ann Arbor, Michigan, United States where we also have laboratories. We employ 49 employees, 19 of whom have M.D. or Ph.D. degrees. Our management team has extensive experience in the field of complement research, clinical research and the biopharmaceutical industry. Both our Chief Executive Officer and founder, Professor (Dr.) Niels Riedemann, and our Chief Scientific Officer and founder, Professor Renfeng Guo, have 19 years of complement research experience, having published extensively on C5a and its receptors. Additionally, our Chief Financial Officer, Dr. Thomas Taapken, has served in executive positions for various private and public European biotechnology companies over the last 15 years and 25 years total in the biopharmaceutical and venture capital industries.

In connection with our initial public offering in the fourth quarter of 2017, InflaRx executed a corporate reorganization whereby InflaRx N.V. became the holding company for InflaRx GmbH, which remains the principal operating subsidiary and InflaRx Pharmaceutical Inc. which was subsequently founded in 2018. For additional information on the use of proceeds from our public offerings, refer to ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS — E. Use of Proceeds.

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

Overview

Role of C5a as critical component in the immune system

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

Vilobelimab

Hidradenitis Suppurativa

Vilobelimab is currently being developed for the treatment of HS, a chronic debilitating systemic inflammatory skin disease, where we estimate that moderate to severe HS has a prevalence of up to 200,000 patients, while increasing evidence exists that the prevalence may be higher. HS results in painful inflammation of the skin and hair follicles, especially in the armpit, groin and genitalia regions. In the more chronic form of the disease, patients experience draining fistulas, often requiring the use of bandages and diapers to absorb the constant flow of pus, thus adversely affecting quality of life. We have demonstrated that HS patients have significant complement activation, and in particular that C5a is a key promoter of neutrophil activation, believed to play a potential disease promoting role.

The only approved drug in the United States and in Europe to treat HS is adalimumab, an inhibitor of tumor necrosis factor-alpha, or TNF-alpha. Although adalimumab provides clinical benefit to a portion of moderate to severe HS patients, a high unmet medical need still persists.

On June 5, 2019, we announced the top-line results of the international SHINE Phase IIb study, investigating the safety and efficacy of vilobelimab in patients suffering from moderate to severe Hidradenitis Suppurativa (HS). The randomized, double-blind, placebo-controlled, multicenter study enrolled a total of 179 patients in four active dose arms and a placebo arm at over 40 sites in 9 countries in North America and Europe. The primary endpoint of the trial was a dose response signal, assessed by HiSCR at week 16. The primary endpoint was not met and statistical analysis by multiple-comparison procedure modelling (MCP-mod) showed no significant dose response for vilobelimab treatment on the HiSCR, but it was well tolerated.

On July 18, 2019 we published a post-hoc analysis showing multiple signals of efficacy for the vilobelimab high dose group compared to the placebo group within the initial phase of the SHINE study, including reductions in all combined inflammatory lesions and draining fistula and on the IHS4. The IHS4 scores all inflammatory lesions and has been developed by an international expert group to score severity and track treatment response, although it has not been utilized as a primary endpoint in late-stage clinical trials in HS nor has it served as the basis of regulatory approval of a product for HS. The IHS4 weights the most fluctuating lesions such as inflammatory nodules (1 point), less than abscesses (2 points) or draining fistulas (4 points).

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

In June 2020, we completed an end-of-Phase II meeting with the FDA and discussed the possible design of a pivotal Phase III program for vilobelimab for the treatment of HS. The FDA agreed to key proposals to support a Biologics License Application (BLA) submission, including certain aspects of the Phase III clinical trial design, vilobelimab dosing, target study population, and the nonclinical and clinical pharmacology packages. While the FDA did not agree that the IHS4 should be used as a primary efficacy endpoint to support labeling, the FDA recommended that we obtain HS patient input to help determine the validity of the IHS4 score. The Company has been assessing different strategies to progress the clinical development of vilobelimab for HS in the United States. In March 2021, we submitted a Special Protocol Assessment (SPA) to the FDA for the Phase III trial in Hidradenitis Suppurativa. Details on the Phase III design will be provided once an agreement has been reached with the FDA.

Additionally, we requested scientific advice from the EMA about a potential pathway for regulatory approval in Europe and received feedback in July 2020. The EMA acknowledged that HiSCR response does not account for the clinical relevance of a reduction in draining fistulas and the effort to construct a new endpoint that better captures these changes was endorsed in principle. According to the EMA, although HiSCR was used as an endpoint in previous studies, IHS4 could be an appropriate clinical endpoint to evaluate the efficacy of a novel compound in HS.

We are working diligently to address the additional feedback received from regulatory agencies so far and analyzing the strategy for our Phase III development in HS.

COVID-19

We are also developing vilobelimab in severe COVID-19. On March 31, 2020, we initiated a randomized open label multicenter trial Phase II/III clinical development program with vilobelimab in severe COVID-19 patients with severely progressed pneumonia and enrolled the first patient at the Amsterdam University Medical Centers in the Netherlands. In the Phase II part of the study, we evaluated vilobelimab treatment plus best supportive care compared to best supportive care alone for up to 28 days. Relative change (%) from baseline to day 5 in oxygenation index (defined as PaO2/FiO2 ratio) was assessed as the primary endpoint along with additional clinical parameters until day 28. On June 17, 2020, we announced results from the Phase II part of the study. Relative change in the oxygenation index at day 5 showed no differences between treatment groups. However, vilobelimab treatment was associated with a lower 28-day all-cause mortality when compared to the best supportive care group, along with trends in disease improvement, as evidenced by fewer patients experiencing renal impairment assessed by estimated glomerular filtration rates, more patients showing reversal of blood lymphocytopenia and a greater lowering of lactate dehydrogenase concentrations. A total of 30 patients were randomized in the trial, and 15 patients were treated in each arm: vilobelimab plus best supportive care or best supportive care alone.

On September 14, 2020, we announced the first patient enrolled in the Phase III part of the study. The randomized, double-blinded and placebo-controlled Phase III part of the Phase II/III trial plans to enroll up to 400 early intubated, critically ill patients with severe COVID-19 across sites in the US, EU, South America and other regions. Patients will be randomized 1:1 to receive either vilobelimab or placebo; all patients will receive standard of care. The primary endpoint will be 28-day all-cause mortality; key secondary endpoints will include assessment of organ support and disease improvement. An interim analysis is planned after enrollment of 180 patients, with a potential for an early stop for efficacy or futility. Patients are currently being enrolled and undergoing treatment.

Anti-neutrophil cytoplasm antibody associated vasculitis

We are also developing vilobelimab for the treatment of AAV, a rare, life-threatening autoimmune disease associated with powerful inflammatory flares that impair kidney function and lead to fatal organ dysfunction. This disease affects approximately 40,000 and 75,000 patients in the United States and Europe, respectively. In addition, this disease has a reported incidence of 4,000 and 7,500 new patients per year in the United States and Europe, respectively.

In October 2018, we dosed the first patient in the randomized, triple blind, placebo-controlled US Phase II IXPLORE study with vilobelimab in patients with AAV. The main objective of the study was to evaluate the efficacy and safety of two dosing regimens of vilobelimab in patients with moderate to severe AAV, when dosed in addition to standard of care, which includes treatment with high dose glucocorticoids and either cyclophosphamide or rituximab. The primary endpoint of the study is the number and percentage of subjects who experience at least one treatment-emergent adverse event (TEAE) per treatment group at week 24. It was originally planned that we would enroll approximately 36 patients at centers in the US. After a blinded interim analysis was conducted as well as an assessment of the potential impact of the COVID-19 pandemic, we decided to finalize enrollment at 19 patients. In October 2020, we announced that the 19 patients had finished treatment and final data will be available in the first half of 2021.

In May 2019, we initiated a randomized, double-blind, placebo-controlled European Phase II IXCHANGE clinical study with vilobelimab in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of vilobelimab in patients with moderate to severe AAV. The primary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16. We originally planned to enroll approximately 80 patients at about 60 sites in up to 12 European countries and Russia. The study was being conducted in two parts. In Part 1, patients were randomized to receive either vilobelimab plus a reduced dose of glucocorticoids, or placebo plus a standard dose of glucocorticoids. Patients in both arms will receive standard of care dosing of rituximab or cyclophosphamide. In Part 2 of the study, patients will be randomized to receive either vilobelimab plus placebo, glucocorticoids or placebo plus a standard dose of glucocorticoids (both in addition to standard of care therapy consisting of rituximab or cyclophosphamide). After analyzing the impact of the ongoing COVID-19 pandemic on the study, we conducted a blinded interim analysis of Part 1. Based on our analysis, we decided to continue with Part 2 of the study but decreased the number of enrolled patients. Both Part 1 and Part 2 of the study are fully enrolled. The final data read-out is planned for the end of 2021.

We believe that this streamlined development strategy will provide important information on safety and efficacy using vilobelimab in AAV, while concurrently mitigating perceived or actual risks to the effective conduct of the clinical trial in conjunction with the COVID-19 pandemic. Our goal remains to gain Phase III readiness for this program with this strategy.

 We plan to seek orphan drug designation for AAV in the United States and Europe once we obtain data from the running clinical Phase II trials in the United States and Europe.

Pyoderma Gangraenosum

We are also developing vilobelimab for the treatment of PG, a rare neutrophilic dermatosis associated with chronic cutaneous ulcerations. PG usually has a devastating effect on patient’s life due to severe pain and induction of significant movement impairment depending on lesions’ location. The exact prevalence of PG is not yet known, but it is estimated that up to 50,000 patients in the US and Europe are affected by this disease. We plan to seek orphan drug designation for PG in the United States and Europe.

In February 2019, we initiated an open label, multi-centric Phase IIa exploratory study enrolling 18 patients with moderate to severe PG in Canada, the U.S. and Poland. The objectives of this study are to evaluate the safety and efficacy of vilobelimab in this patient population. In February 2020, we announced initial data from the first five patients in this trial two patients achieved complete closure of the target ulcer. The drug was well tolerated, and no drug-related severe adverse events (SAE) have been recorded to date in the study. The study continues to enroll with the addition of two higher dose cohorts.

Oncology

We are also developing vilobelimab for the treatment of PD-1/PD-L1 inhibitor resistant/refractory locally advanced or metastatic cutaneous Squamous Cell Carcinoma (cSCC). CSCC is the second most common skin cancer. The incidence of cSCC increases with increasing sun exposure and age and individuals with fair skin and hair are more often concerned. Approximately 200,000 to 400,000 cases of cSCC per year are being reported in the United States reaching up to estimates as high as 1 million per year. Estimates in Europe vary by geographic location from approximately 30/100,000 per year in Northern Europe to approximately 10/100,000 in Southern Europe. The incidence of cSCC is increasing dramatically around the world. The potential for local recurrence or metastasis of cSCC varies with the pathologic variant and localization of the primary lesion, the risk for metastasis in cSCC is approximately 2-5%. Advanced SCC 10-year survival rates are less than 20% with regional lymph node involvement and less than 10% with distant metastases. Distant metastases have median survival of less than 2 years. We plan to initiate an open-label non-comparative 2-arm Phase II proof of concept study within the first half of 2021.

IFX-2

To expand the breadth of our anti-C5a technology, we are developing IFX-2 for the treatment of chronic inflammatory indications. IFX-2 shares the same mechanism of action as vilobelimab, blocking C5a with high specificity, but is designed with a dosing regimen that may be more suitable for chronic therapy. IFX-2 is in pre-clinical development.

Pipeline

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

Our programs

Vilobelimab for Hidradenitis Suppurativa

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

HS typically presents in the second and third decade of a patient’s life and often develops into a life-long debilitating chronic disease. The target patient population for vilobelimab is HS patients displaying a moderate to severe form of the disease. In the United States we estimate that moderate to severe HS has a prevalence of up to 200,000 patients, although recent publications suggest a higher prevalence.

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

C5a promotes inflammatory mediators and is a strong activator of neutrophils, which was the basis for our investigation of our C5a blocking drug candidate vilobelimab in patients with HS. We established that patients suffering from HS show proof of significant systemic complement activation with elevated plasma concentrations of C5a and other markers.

We further elaborated that C5a is activated in the plasma of HS patients and appears to be the main factor activating neutrophils in human whole blood from healthy humans. Neutrophil activation was assessed by observing the upregulation of the neutrophil surface marker CD11b (an established method to demonstrate neutrophil activation). These data were derived from studies conducted in 2013 and 2014 as part of an investigative project in collaboration with an investigator from the University of Athens, who provided HS patient plasma samples for the studies. In these studies, we found that CD11b, as a marker for neutrophil activation, was greatly enhanced in fresh human whole blood from healthy volunteers when either recombinant human C5a was added or when plasma from HS patients was added. Vilobelimab, our highly specific anti-C5a antibody, completely inhibited neutrophil activation resulting from the addition of the HS plasma, suggesting that C5a may be the key mediator in plasma from HS patients leading to neutrophil activation.

Flow cytometry assay in fresh human whole blood demonstrating CD11b increase on blood neutrophils as marker of neutrophil activation: recombinant human C5a strongly activates human neutrophils in whole blood (huPP-ctr + 20 nM rhC5a) which can be fully blocked by addition of vilobelimab (previously denominated as “IFX-1”) (huPP-ctr + 20 nM rhC5a + 20 nM vilobelimab) (open white bars). Plasma from two different HS patients (pat088 and pat092) also activates human neutrophils in whole blood and this effect can be fully blocked by the addition of vilobelimab (middle and darker grey bars) thus implying that C5a in HS patient plasma is the key neutrophil activating factor.

Vilobelimab was evaluated in a Phase IIa, single center open-label study in 12 patients who were diagnosed with Hurley stage 3 and had failed to respond to prior treatment attempts, including adalimumab, to which nine out of the 12 patients failed to respond. Patients received weekly intravenous injections of vilobelimab for eight consecutive weeks and were subject to follow up for three months thereafter. Results from the trial demonstrated a HiSCR response in 75% of patients at the end of eight weeks of treatment and in 83% of patients at the end of the 12-week trial observation period, demonstrating initial clinical evidence of the product candidate’s disease-modifying effect. The results from the trial revealed that weekly injections of vilobelimab resulted in reduced C5a levels at 22 days and 50 days following the start of treatment while leaving MAC formation intact. The results also demonstrated that vilobelimab administration was well tolerated, with no drug-related adverse events detected and no infusion-related, allergic or anaphylactic reactions were observed.

In addition to the HiSCR response, we observed additional trends for the disease-modifying effect of vilobelimab treatment in HS patients. We investigated the absolute and percentage change from day one in the total combined count of abscesses and nodules, or AN count. The median AN count was 6.0 at baseline and decreased during the treatment period: at day 50 the AN count had decreased by a median of 3.5 (69.70%), and at the end of the trial observation period (day 134) the AN count had decreased by 4.5 (76.39%). At baseline, none of the 12 patients had an AN count of zero, one or two. At day 50, the end of the treatment period, the number of patients displaying an AN count of zero, one or two increased to eight patients and, by day 134 (end of the trial observation period) to 10 patients.1

1          In order to assess the potential long-lasting effect of vilobelimab (previously denominated as “IFX-1”) treatment at the end of the three months observations period of the initial Phase IIa study, an observational study was conducted on 10 of the 12 clinical subjects. The data revealed that the time after concluding vilobelimab treatment to the first flare, defined as need for antibiotic treatment upon worsening of HS symptoms, was 209 days (range 54 to 318 days) and that, while being off of medication, 50% of patients had no flares until day 203.

Based on the initial Phase IIa results, we completed a larger multi-center, international Phase IIb study to determine the efficacy and safety of vilobelimab in moderate to severe HS patients. The trial was a randomized, double-blind and placebo-controlled multicenter study with five dose groups, including one placebo group. After a placebo-controlled double-blind period of 16 weeks, each patient received vilobelimab open label for additional 28 weeks to assess long-term efficacy and safety. The main objective of the study was to evaluate a dose response signal assessed by the HiSCR score at week 16 as the primary endpoint. Secondary objectives included evaluation of safety and tolerability of vilobelimab.

On June 5, 2019, we announced the top-line results of the international SHINE Phase IIb study, in which we failed to meet our primary endpoint utilizing HiSCR at week 16. The randomized, double-blind, placebo-controlled, multicenter study enrolled a total of 179 patients in four active dose arms and a placebo arm at over 40 sites in 9 countries in North America and Europe. The primary statistical analysis by multiple-comparison procedure modelling (MCP-mod) showed no significant dose response for the vilobelimab treatment.

The individual HiSCR rates at week 16 for the four different dose arms and the placebo arm are outlined below:

vilobelimab				Placebo
Minimal dose	Low dose	Medium dose	High dose	placebo Q2W
400mg every 4 weeks (Q4W)	800mg every 4 weeks (Q4W)	800mg every 2 weeks (Q2W)	1200mg every 2 weeks (Q2W)
40.0%	51.5%	38.7%	45.5%	47.1%

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

Vilobelimab was well tolerated. No difference could be detected in treatment emergent adverse events between placebo and treatment groups. Overall, 72% of placebo treated patients experienced a treatment emergent adverse event when compared to 66% of the combined vilobelimab treated groups. The most common treatment emergent adverse events were exacerbation of HS and nasopharyngitis.

On July 18, 2019 we published a post-hoc analysis. This analysis showed multiple additional signals of efficacy for the vilobelimab high dose group compared to the placebo group within the initial phase of the SHINE study, which demonstrated significant reductions in all combined inflammatory lesions, on draining fistula and on the IHS4 ² which also scores all inflammatory lesions and has been developed by an international expert group to score severity and track treatment response, although it has not be utilized in late stage clinical studies in HS. The IHS4 weights the most fluctuating lesions such as inflammatory nodules (1 point), less than abscesses (2 points) or draining fistulas (4 points).

At week 16, there was a statistically significant reduction of draining fistulas (“DF”) relative to baseline in the high dose vilobelimab group when compared to placebo (Figure 1 – relating to all patients with at least 1DF at baseline).

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

This reduction in DF was visible as early as 2 weeks after induction of high dose vilobelimab therapy and consistent over time with the strongest observed reductions seen at weeks 6, 8 and 16 (Figure 2). A temporary weakening of the strong reduction was observed between weeks 10 to 14 which could not be explained by pharmacokinetic or pharmacodynamic parameters. The strong relative reduction of draining fistulas observed in the SHINE trial was consistent with earlier findings in the open label Phase IIa study (manuscript under revision for publication).

 Figure 2: Draining Fistula (DF) reduction relative to baseline per visit (left: Mean, right: Median) until week 16 for placebo and the high dose group (vilobelimab 1200mg q2w) in all patients with at least one DF at baseline. For mean comparisons of high dose versus placebo, an ANCOVA model adjusted for DF and Hurley stage at baseline was calculated. Complete case analysis, no imputation of missing values.

Vilobelimab therapy also reduced the AN count at week 16 relative to baseline with a trend to a dose dependent effect. Further analysis showed that high dose vilobelimab therapy reduced abscesses and inflammatory nodule counts over time (Figure 3):

Figure 3: AN count per patient visit (left: Mean, right: Median) until week 16 for placebo and high dose group (vilobelimab 1200mg q2w). Complete case analysis, no imputation of missing values.

On November 6, 2019, we reported positive results of the open label extension (OLE) part of the international SHINE Phase IIb study. The data were from a analysis at the end of the overall 9-month study treatment period (week 40). A total of 156 patients entered the 6-month OLE period upon completion of week 16 of the first part of the SHINE study. Patients participating in the OLE part of the study remained blinded to their initial treatment regimen and were grouped into two arms, responders and non-responders, according to the HiSCR at week 16. The Responder Group received a maintenance vilobelimab treatment dose of 800 mg every 4 weeks to investigate if they would maintain their response. The Non-responder Group received a vilobelimab treatment of 800 mg every 2 weeks to investigate if they would become responders. As induction therapy, patients transitioning from the former minimal dose or placebo groups received one or two additional 800 mg infusions, respectively. The endpoint for the OLE part of the study was HiSCR response rate at week 40. Key results include:

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

In June 2020, we completed an end-of-Phase II meeting with the FDA and discussed the possible design of a pivotal Phase III program for vilobelimab for the treatment of HS. The FDA agreed to key proposals to support a Biologics License Application (BLA) submission, including certain aspects of the Phase III clinical trial design, vilobelimab dosing, target study population, and the nonclinical and clinical pharmacology packages. While the FDA did not agree that the IHS4 is should be used as a primary efficacy endpoint to support labeling, the FDA recommended that we obtain HS patient input to help determine the validity of the IHS4 score. We have been assessing different strategies to progress the clinical development of vilobelimab for HS in the United States. In March 2021, InflaRx has submitted a Special Protocol Assessment (SPA) to the FDA for the Phase III trial in Hidradenitis Suppurativa. Details on the Phase III design will be provided once an agreement has been reached with the FDA.

Additionally, we requested scientific advice from the EMA about a potential pathway for regulatory approval in Europe and received feedback in July 2020. The EMA acknowledged that HiSCR response does not account for the clinical relevance of a reduction in draining fistulas and the effort to construct a new endpoint that better captures these changes was endorsed in principle. According to the EMA, although HiSCR was used as an endpoint in previous studies, IHS4 could be an appropriate clinical endpoint to evaluate the efficacy of a novel compound in HS.

We are working diligently to address the feedback received from regulatory agencies so far and analyzing the strategy for our Phase III development in HS.

Vilobelimab for the treatment of Severe COVID-19

We are also developing vilobelimab for the treatment of severe COVID-19. On March 31, 2020, we initiated a Phase II/III clinical development program with vilobelimab in patients with severe COVID-19 and enrolled the first patient at the Amsterdam University Medical Centers in the Netherlands. The Phase II part of the study evaluated vilobelimab treatment plus best supportive care compared to best supportive care alone for up to 28 days. Relative change (%) from baseline to day 5 in oxygenation index (defined as PaO2/FiO2 ratio) was assessed as the primary endpoint along with additional clinical parameters until day 28. In the study, patients were randomized to two treatment arms, either Arm A, best supportive care and vilobelimab or Arm B, best supportive care alone. The primary endpoint was the relative percentage change from baseline to day 5 in the Oxygenation Index (PaO2 / FiO2).

On June 17, 2020, we announced results from the Phase II part of the study. A total of 30 patients were randomized in the trial, and 15 patients were treated in each arm: vilobelimab plus best supportive care or best supportive care alone. Over a treatment period of 28 days, patients in the vilobelimab arm received a maximum of seven doses of 800 mg vilobelimab intravenously on separate days. At randomization, 18 patients were intubated (60%), and 12 patients (40%) had other oxygen supply. A higher number of patients with 2 or more comorbidities associated with increased COVID-19 mortality were reported in the vilobelimab treatment group compared to best supportive care group. Relative change in the oxygenation index at day 5 showed no differences between treatment groups. However, vilobelimab treatment was associated with a lower 28-day all-cause mortality when compared to the best supportive care group, along with trends in disease improvement, as evidenced by fewer patients experiencing renal impairment assessed by estimated glomerular filtration rates, more patients showing reversal of blood lymphocytopenia and a greater lowering of lactate dehydrogenase concentrations. In vilobelimab-treated patients, pulmonary embolisms reported as serious adverse events occurred less compared to the best supportive care arm. Also, a temporary increase of D-dimer levels, as potential expression of induction of blood clot lysis, was detected in the first days after initiation of vilobelimab treatment. Twenty-eight-day all-cause mortality in the vilobelimab treatment group was 13% (2 out of 15) versus 27% (4 out of 15) in the control group. In the best supportive care group, four patients died of COVID-19-induced multi-organ failure, and three of them had pulmonary embolisms reported as a serious adverse event. In the vilobelimab arm, one patient died after an acute ventilator tube complication (leakage) and one patient with a history of severe chronic obstructive pulmonary disease died of pulmonary failure.

Serious adverse event (SAE) rates were comparable between groups, but the rate of pulmonary embolisms reported as SAEs was substantially lower in the vilobelimab treatment group. Upon review of the safety data, the independent data safety monitoring board recommended continuation of the trial into the Phase III part.

The Phase II part of the trial was exploratory in nature and was not powered to show statistically significant differences in clinical endpoints. Relative change (%) from baseline to day 5 in the oxygenation index, chosen as the primary endpoint for the Phase II part, showed a large variability and dependency on patient positioning and intubation status which excludes this endpoint from being used in a confirmatory study.

On September 14, 2020, we announced the first patient enrolled in the Phase III part of the study. The randomized, double-blinded and placebo-controlled Phase III part of the Phase II/III trial plans to enroll up to 400 early intubated, critically ill patients with severe COVID-19 across sites in the US, EU, South America and other regions. Patients will be randomized 1:1 to receive either vilobelimab or placebo; all patients will receive standard of care. The primary endpoint will be 28-day all-cause mortality; key secondary endpoints will include assessment of organ support and disease improvement. An interim analysis is planned after enrollment of 180 patients, with a potential for an early stop for efficacy or futility. Patients are currently enrolling and undergoing treatment.

Vilobelimab for ANCA-associated Vasculitis

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

Our clinical development strategy for vilobelimab in AAV will first focus on acutely ill AAV patients, where we believe vilobelimab has the potential to successfully induce remission and reduce or eliminate the need for HDCS therapy, leading to reduction or elimination of HDCS therapy and providing an improved safety profile. Thereby we also intend to focus on speed of induction of remission and reducing rate of renal replacement and kidney dysfunction. An additional focus could address the maintenance of remission in patients.

We conducted a pre-IND meeting for vilobelimab therapy in AAV patients in February 2018 and, based on this, we initiated a US clinical Phase II study with vilobelimab in AAV patients primarily investigating safety and tolerability of vilobelimab in AAV patients as well as exploring efficacy of vilobelimab when added to standard of care therapy. In addition, we have initiated a second Phase II study with vilobelimab in AAV patients outside the US focusing on safety as well as on investigating the potential to reduce and avoid high dose glucocorticoid treatment during the induction phase of acute AAV. Part of the development strategy will also be submission of an orphan drug application to the FDA and EMA once first data are available.

In October 2018, we dosed the first patient in the randomized, triple blind, placebo-controlled US Phase II IXPLORE study with vilobelimab in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of two dosing regimens of vilobelimab in patients with moderate to severe AAV, when dosed in addition to standard of care, which included treatment with high dose glucocorticoids and either cyclophosphamide or rituximab. Patients were randomized to either receive a low dose of vilobelimab in combination with a standard dose of glucocorticoids, a high dose of vilobelimab in combination with a standard dose of glucocorticoids or placebo in combination with a standard dose of glucocorticoids. Patients in all three groups received the standard of care dosing therapy consisting of rituximab or cyclophosphamide. The primary endpoint of the study is the number and percentage of subjects who experience at least one treatment-emergent adverse event (TEAE) per treatment group at week 24. The key secondary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16, a well-established endpoint that has been used in the previous AAV studies, along with clinical remission. It was originally planned that we would enroll approximately 36 patients at centers in the US. After a blinded interim analysis was conducted as well as an assessment of the potential impact of the ongoing COVID-19 pandemic, a decision was made to finalize enrollment at 19 patients. In October 2020, we announced that the 19 patients had finished treatment and final data will be available in the first half of 2021.

In May 2019, we initiated a randomized, double-blind, placebo-controlled European Phase II IXCHANGE study with vilobelimab in patients with AAV. The main objective of this study is to evaluate the efficacy and safety of vilobelimab in patients with moderate to severe AAV. The primary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16. Secondary efficacy endpoints being analyzed include clinical remission, evaluation of the Vasculitis Damage Index, reduction of glucocorticoid toxicity, several relevant biomarkers like glomerular filtration rate, and patient reported outcomes. We originally planned that we would enroll approximately 80 patients at about 60 sites in up to 12 European countries and Russia. The study is being conducted in two parts. In part 1, patients are being randomized to receive either vilobelimab plus a reduced dose of glucocorticoids, or placebo plus a standard dose of glucocorticoids. Patients in both arms will receive the standard of care dosing of immunosuppressive therapy (rituximab or cyclophosphamide). This part has been fully enrolled with 30 patients. After analyzing the impact of the ongoing COVID-19 pandemic on the study, we conducted a blinded internal interim analysis, in addition to obtaining review by an independent data monitoring committee related to safety and efficacy.

In part 2 of the study, patients are randomized to receive either vilobelimab plus placebo glucocorticoids or placebo plus a standard dose of glucocorticoids (both in addition to standard of care immunosuppressive therapy with rituximab or cyclophosphamide). Based on the results of the blinded interim analysis of part 1 of the IXCHANGE study, we have streamlined our development strategy for vilobelimab in AAV. We decided to continue with part 2 of the study but decrease the number of enrolled patients. Part 2 of the study is now fully enrolled with 27 patients. The final data read-out is planned for the end of 2021.

We believe that this streamlined development strategy will provide important information on safety and efficacy using vilobelimab in AAV, while concurrently mitigating perceived or actual risks to the clinical trial associated with the COVID-19 pandemic. The goal of this strategy remains for the program to obtain Phase III readiness.

We believe that the potential advantages of treatment with vilobelimab in AAV are the following:

•
Rapid onset of action: vilobelimab has fast onset of action such that after its intravenous administration, vilobelimab inhibits C5a-induced signaling completely, providing immediate protection from C5a induced priming and activation of neutrophils in this disease. This may result in a faster response rate and a potentially quicker induction of remission when compared to the currently available treatment options.

•
Potential potency advantages (over receptor inhibition): vilobelimab blocks the upstream ligand C5a, which inhibits signaling through both receptors, C5aR and C5L2; C5a pro-inflammatory MoA through both C5aR and C5L2 has been shown to be important for ANCA-primed and C5a-induced neutrophil degranulation as key disease-driving mechanism in AAV (published by Hao and Wang et al 2013, PloS ONE).

Vilobelimab for the treatment of Pyoderma Gangraenosum

We are also developing vilobelimab for the treatment of Pyoderma Gangraenosum (PG). PG is a chronic inflammatory form of neutrophilic dermatosis characterized by accumulation of neutrophils in the affected skin areas. The exact pathophysiology is not fully understood, but it is postulated that inflammatory cytokine production as well as neutrophil activation and dysfunction contribute to a sterile inflammation in the skin. PG presents as painful pustule or papule, mainly on the lower extremities which rapidly progress to an extremely painful enlarging ulcer. Associated symptoms include fever, malaise, weight loss and myalgia. PG usually has a devastating effect on a patient’s life due to the severe pain and induction of significant movement impairment depending on lesions’ location. The exact prevalence of PG is not yet known but is estimated that up to 50,000 patients in the US and Europe are affected by this disease. We plan to seek orphan drug designation for PG in the United States and Europe.

In February 2019, we initiated an open label, multi-centric Phase IIa exploratory study enrolling 18 patients with moderate to severe PG in Canada, the U.S. and Poland. We dosed the first patient in this trial in June 2019 and we plan to study 3 different dosing regimens of vilobelimab in a dose-escalation manner. The objectives of this study are to evaluate the safety and efficacy of vilobelimab in this patient population. The objectives of this study are to evaluate the safety and efficacy of vilobelimab in this patient population. The primary endpoint of the study is safety while the key secondary endpoints focus on the responder rate defined as a Physicians Global Assessment ≤ 3 of the target ulcer at visits V4, V6, V10, and V16 (end of treatment) as well as time to complete closure of Pyoderma Gangraenosum target ulcer (investigator assessment). In February 2020, we announced initial data from the first five patients in this trial. Patients in this first dosing group are being treated with 800mg of vilobelimab biweekly for 12 weeks after an initial run-in phase with three doses of 800mg on day 1, 4 and 8 of the study, with a three-month observational period. Out of the first five initial patients dosed with vilobelimab, two patients achieved complete closure of the target ulcer. Both patients in remission had previously failed to respond to different therapeutic treatment attempts, including high dose glucocorticoids, and both patients showed elevated C5a levels in plasma at baseline. Pharmacodynamic analysis of the C5a levels over time of treatment indicated that a dose escalation may provide better control over C5a levels throughout the treatment period. The drug was well tolerated and no drug-related severe adverse events (SAE) have been recorded to date in the study. We are continuing to enroll the study with the addition of higher dose cohorts. Data from the additional cohorts is expected by the end of 2021.

Vilobelimab for the treatment of oncological diseases

We are also developing vilobelimab for the treatment of PD-1/PD-L1 inhibitor resistant/refractory locally advanced or metastatic cutaneous Squamous Cell Carcinoma (cSCC). CSCC is the second most common skin cancer. The incidence of cSCC increases with increasing sun exposure and age and individuals with fair skin and hair are more often concerned. Approximately 200,000 to 400,000 cases of cSCC per year are being reported in the United States reaching up to estimates as high as 1 million per year. Estimates in Europe vary by geographic location from approximately 30/100,00 per year in Northern Europe to approximately 10/100,000 in Southern Europe. The incidence of cSCC is increasing dramatically around the world. The potential for local recurrence or metastasis of cSCC varies with the pathologic variant and localization of the primary lesion, the risk for metastasis in cSCC is approximately 2-5%. Advanced SCC 10-year survival rates are less than 20% with regional lymph node involvement and less than 10% with distant metastases. Distant metastases have median survival of less than 2 years. We plan to initiate an open-label non-comparative 2-arm Phase II proof of concept study within the first half of 2021.

Our strategy

Our goal is to maintain and further advance our leadership position within the anti-C5a complement space, delivering first-in-class autoimmune and anti-inflammatory therapies to market. To achieve this goal, we are executing on the following strategies:

•
Advance our lead program vilobelimab for HS. Following the read-out of the Phase IIb trial, we plan to design and discuss with the FDA and EMA a Phase III program that would support a regulatory application for vilobelimab for the treatment of HS.

•
Advance vilobelimab to market approval for severe COVID-19: Complete the Phase III part of the Phase II/III trial in severe COVID-19 patients and ultimately seek regulatory approval globally, including key markets in the US, Europe and Asia.

•
Complete Phase II clinical development of vilobelimab for AAV, PG, cSCC and other complement-mediated autoimmune and inflammatory diseases. We are developing vilobelimab for the treatment of AAV, and we have initiated a Phase II program consisting of two clinical trials. We plan to seek orphan drug designation for AAV in the United States and Europe. For PG, we plan to complete an open-label proof-of-concept Phase IIa study, in which we have released preliminary results of the first dosing cohort. In addition, we plan to study the potential benefit of vilobelimab treatment in PD-1/PD-L1 inhibitor resistant/refractory locally advanced or metastatic Cutaneous Squamous Cell Carcinoma (cSCC) with the initiation of a clinical Phase II proof of concept study within the first half of 2021. We plan to eventually develop vilobelimab for other complement-mediated autoimmune and inflammatory diseases in the future.

•
Pursue the clinical development of IFX-2 and continue to expand the breadth of our anti-C5a technology. We are developing IFX-2 as an injectable with a longer half-life than vilobelimab, making it suitable for chronic inflammatory indications with less severe flares or closer to the onset of disease. IFX-2 shares the same features as vilobelimab with respect to its mechanism of action, covered binding epitope and selectivity. The pre-clinical development of IFX-2 is supported by a grant from the German government. We believe IFX-2 holds the potential to treat various chronic inflammatory diseases that could benefit from a dosing regimen more suitable for chronic therapy.

•
Commercialize vilobelimab, if approved, either independently or in collaboration with a partner. We intend to independently pursue the approval and commercialization of vilobelimab for HS and potentially other indications in the United States and Europe. We plan to employ a targeted commercial infrastructure to promote access to vilobelimab through centers-of-excellence that treat HS in these core markets. Outside of the United States and Europe, we may pursue the approval and commercialization of vilobelimab for HS and potentially other indications either independently or in collaboration with others. For other indications, we intend to develop and commercialize vilobelimab either independently or through collaborations with other parties.

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

C5a quickly interacts with at least two independent receptors—C5aR and C5L2 (sometimes referred to as C5aR2). C5aR and C5L2 serve as a large signaling pool for effects elicited by C5a. C5aR has been well characterized as a signaling receptor that can be strongly upregulated in almost any cell across a variety of disease settings. Although less understood, C5L2 has also been shown to promote inflammation and negatively affect outcomes in various experimental disease settings by promoting the adverse effects elicited by uncontrolled C5a. Importantly, various other complement activation products such as C3a, C3a-desArg, C4a etc. have been shown to bind to C5L2 and elicit effects different from those elicited by C5a. Thus, blocking specifically C5a as achieved by use of vilobelimab will eliminate only C5a mediated effects.

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

Role of C5a in cancer growth and metastatic disease

Different cancer cells have been found to generate their own C5a when cultured in vitro in the absence of any other complement factors or intact complement pathways. This result is possible because cancer cells produce C5, together with enzymes to directly cleave C5, thereby generating functionally active C5a. Recent research suggests that C5a contributes to cancer growth and metastatic disease, with multiple mechanisms proposed in the literature to explain this phenomenon. C5a appears to be associated with the recruitment and activation of myeloid-derived suppressor cells, also referred to as MDSCs, in tumors. Activating MDSCs suppresses the important T-cell-mediated mechanisms that usually inhibit tumor growth. Recently published findings in Cancer Cell in 2018 confirmed this mode of action that has been suggested in earlier published work. It has also been documented that C5a generates a microenvironment favorable for tumor growth by increasing angiogenesis and enhancing the expression of the checkpoint molecule PDL1, as well as other mediators that enable tumor growth. These and other existing data may explain why combined therapy of anti-PD-1/PD-L1 and C5a blockade has been shown to effectively reduce tumor growth and metastasis in a pre-clinical mouse model.

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

Our anti-C5a monoclonal antibodies are designed to have the following properties:

•
Complete immunological blockade and inhibition of C5a-induced effects: The human body has an abundant capacity to generate C5a, and induce inflammatory effects through its two receptors, C5aR and C5L2. Therefore, our anti-C5a antibodies are designed to:

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

We believe that all of these features are necessary for a drug targeting C5a to achieve clinically meaningful pharmacological performance for the treatment of C5a-driven diseases such as HS, AAV or others. Furthermore, we believe that C5a-driven diseases may not be effectively targeted with complement inhibitory approaches that do not specifically and fully block C5a. These approaches such as blocking the complement pathway-driven cleavage of C5 or inhibiting the complement pathways upstream of C5, are characterized by two fundamental shortcomings:

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

Vilobelimab as first-in-class anti-C5a monoclonal antibody

Our lead product candidate, vilobelimab, is an intravenously delivered monoclonal anti-C5a antibody. It is based on our proprietary anti-C5a technology and was the first C5a monoclonal antibody to enter clinical development. Vilobelimab is differentiated by its ability to:

•	fully inhibit C5a-induced signaling and derived biological functions, as evidenced by its ability to completely prevent C5a-induced neutrophil activation in human whole blood; and

•	leave MAC formation intact, as evidenced by testing the intact complement pathway driven MAC formation on red blood cells, leading to the lysis of these cells.

We are currently evaluating vilobelimab in various disease indications. In our lead indication HS, we have completed an international Phase IIb and an open-label Phase IIa study including a follow-on observational analysis. We have also completed one placebo-controlled, single-center Phase I study of vilobelimab in healthy volunteers and completed two double-blind, placebo-controlled, multi-center Phase IIa studies in two other acute care indications, early septic organ dysfunction and complex cardiac surgery. In all completed studies, vilobelimab was observed to be well tolerated. The placebo-controlled, multi-center Phase IIa studies in the two acute care indications demonstrated that the occurrence of adverse events was comparable between treatment groups and placebo group. The results of these studies also demonstrated that vilobelimab blocked C5a with high statistical significance (p-values < 0.001) and that MAC formation, as demonstrated by a CH50 assay described below, in the groups treated with vilobelimab was not influenced, with mean CH50 values for treatment groups and control groups within the normal range. To determine whether data is statistically significant, we use a “p-value,” which represents the probability that random chance could explain the results. The FDA utilizes the reported statistical measures when evaluating the results of a clinical trial, including statistical significance as measured by p-value as an evidentiary standard of efficacy, to evaluate the reported evidence of a product candidate’s safety and efficacy. If not otherwise specified, we used a conventional 5% or lower p-value (p < 0.05) to define statistical significance for the clinical trials and studies and data presented in this Annual Report.

Based on our clinical trials completed to date as well as the results from an EpiScreen ex vivo immunogenicity T-cell response assay, we believe that vilobelimab carries a low risk of provoking an immune response following administration. The immunogenicity assay used peripheral blood mononuclear cells from 21 donors and tested how many donors’ cells showed a CD4+ T-cell response following introduction of vilobelimab ex vivo. A response rate of over 10% (or more than three out of 21) means the applicable protein is considered to be high risk for immunogenicity, while a response rate of less than 10% means the protein is considered to be low risk. The results of the assay for vilobelimab showed that zero out of the 21 donors had a T-cell response rate, as compared to a control arm (using the A33 antibody) which showed a 30% response rate. In addition, based on an anti-drug antibody detection assay conducted in connection with our Phase IIb clinical trial in HS, 10% of patients had anti-drug antibodies (ADA) at any time during the study. Only one participant the presence of ADAs was associated with any specific AE pattern indicating symptoms possibly related to the presence or emergence of ADAs leading to an immune reaction.

In addition to HS, we are developing vilobelimab as a therapy for AAV given C5a’s well-established disease promoting role in AAV, as well as in PG, a well characterized neutrophilic dermatosis, in which we have initiated a Phase II clinical development. We plan to advance development of vilobelimab in other disease settings where we believe an anti-C5a antibody could be successfully developed into a marketed therapy.

Additional clinical and pre-clinical development for vilobelimab

Beyond HS, severe COVID-19, AAV, PG and cSCC, the indications we described in the above sections, we plan to advance the clinical development of vilobelimab in additional inflammatory and chronic complement-mediated autoimmune disease indications for which a good pre-clinical proof of concept exists and where C5a has been demonstrated as a critical disease promoting factor or where similar mechanisms, such as neutrophil-driven systemic diseases affecting the skin and or other organs, are identified.

Additional clinical and pre-clinical development for vilobelimab

We have also completed one Phase I clinical trial of vilobelimab in healthy volunteers and two Phase II clinical trials in patients with septic organ dysfunction and complex cardiac surgery, respectively.

Phase I: Placebo controlled dose escalation study in healthy human volunteers

We have completed a Phase I randomized, double-blind, placebo controlled clinical trial of vilobelimab in healthy volunteers to assess the safety, tolerability, PK and PD of vilobelimab following escalated single-dose IV administration. Five dosing groups were assessed with doses of 0.02 mg, 0.1 mg, 0.5 mg, 2 mg and 4 mg per kg of bodyweight, and each dose group was accompanied by placebo dosed patients. Each subject received a single IV administration of the study medication or placebo. The first subject was screened on March 23, 2011 and the last patient’s last visit was on October 11, 2011. Out of 26 total patients, 24 patients completed the study as planned (one subject receiving the placebo was withdrawn due to protocol deviations and another subject withdrew his consent). Of those patients, 15 were treated with vilobelimab and the other patients were treated with a placebo. To be included in the clinical trial, patients had to be healthy male Caucasian subjects, aged between 18 and 40 years, with specified body mass index and bodyweight parameters. The study was sponsored by us and conducted in Neuss, Germany.

In all dose groups, we observed that single intravenous doses of vilobelimab were well tolerated in healthy volunteers. No clinically significant changes were observed in vital signs, physical examination or clinical laboratory parameters, including hematology, blood chemistry, coagulation, urinalysis and ECGs. Local tolerability was positive, and no serious adverse events occurred.

Ex vivo performance of vilobelimab was assessed in a secondary PD analysis in fresh human whole blood with vilobelimab samples from the two high dose groups. This assessment resulted in a mean ex vivo effect of vilobelimab for blocking C5a-induced neutrophil activation (CD11b upregulation) of approximately 100%.

Previously completed Phase IIa clinical trials with vilobelimab

We have completed clinical Phase IIa studies in two acute care indications, early septic organ dysfunction and complex cardiac surgery. The purpose of both trials was to evaluate the safety and tolerability of vilobelimab, assess pharmacokinetics, or PK, and pharmacodynamics, or PD, as well as various clinical and surrogate endpoints. Neither trial was powered for statistical significance with respect to clinical endpoints.

SCIENS Phase IIa clinical trial: Placebo controlled multi-center dose escalation study in patients suffering from early septic organ dysfunction

We completed a multi-center, double-blind, placebo-controlled Phase IIa study in 72 patients with early septic organ dysfunction (SCIENS). The study was conducted to assess the occurrence of adverse events, tolerability, PK and PD of vilobelimab at different dose regimens. It was sponsored by us and conducted at 17 study centers in Germany. Eligible patients suffered from early, newly developing organ dysfunction and were diagnosed with either abdominal or pulmonary infection as cause of sepsis. vilobelimab was administered to patients within 3 hours after screening in three dose groups: three doses of 4 mg/kg of bodyweight over 72 hours (high dose), two doses of 4 mg/kg of bodyweight over 24 hours (medium dose) or 2 mg/kg of bodyweight over 12 hours (low dose), or placebo. The first patient entered the study on April 25, 2014, and the last patient was treated on December 3, 2015.

In all dose groups, we observed that vilobelimab was well tolerated, with levels of adverse events or serious adverse events in treatment groups comparable to those in the control group. No relevant differences between placebo and treated patients were observed with respect to clinical laboratory parameters, ECGs or local tolerability. No anti-drug antibodies were detected during the 28 days of observation.

The study demonstrated that vilobelimab reduced elevated C5a levels in these patients with statistical significance in a dose dependent manner. Mean C5a concentrations were decreased in the different dose groups with high statistical significance (p < 0.01) starting at the first blood sampling two hours after the start of vilobelimab infusion. The duration of statistically significant decrease of C5a compared to placebo was 24 hours for the low dose group, 5 days for the medium dose group and 13 days for the high dose group (with p < 0.01 at all time points except for the last time point at day 13 in the high dose group, for which p = 0.039).

Ex vivo secondary PD analysis with plasma samples from treated patients added to fresh human whole blood in which recombinant C5a was added showed ex vivo vilobelimab was fully active in blocking C5a-induced neutrophil activation.

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

CARDIAC Phase IIa clinical trial: Placebo controlled multi-center dose escalation study in patients undergoing complex cardiac surgery

We have also completed a multi-center, double-blind, placebo-controlled Phase IIa study in 116 patients electively undergoing pre-specified complex cardiac surgery (CARDIAC). vilobelimab or placebo was administered to patients prior to the start of surgery. The primary objective was to evaluate safety and tolerability of vilobelimab, as well as assess the effect of vilobelimab on peak IL-6 levels. It was sponsored by us and conducted at 10 sites in Germany. Four dosing groups were assessed with vilobelimab doses of 1 mg, 2 mg, 4 mg and 8 mg per kg of bodyweight, and each dose group was accompanied by placebo-dosed patients. The first patient was dosed on June 6, 2016, and the last patient’s last visit was on January 24, 2017.

In all dose groups we observed, vilobelimab was well tolerated, and adverse events detected were comparable to those from the control group. No relevant differences between placebo and treated patients were observed with respect to clinical laboratory parameters, ECGs or local tolerability. C5a plasma levels were decreased with high statistical significance (p < 0.001) and in a dose-dependent manner. In all dose groups, MAC formation as assessed by the CH50 test was intact.

However, we observed a high level of variability in the patient population across the placebo and treatment arms. For example, IL-6 levels were more variable than estimated in advance based on literature, and vilobelimab did not affect IL-6 levels with statistical significance. In addition, the overall mortality in this study was 1.9%, significantly below the levels in the published literature and the estimations conducted with the principal investigator, which were in the range of 12% to 18%. As a result, we have decided to discontinue development of vilobelimab for complex cardiac surgery.

Pre-clinical studies involving vilobelimab

We established pre-clinical proof of concept for vilobelimab in various different pre-clinical settings and studies in monkeys. Collectively, these studies demonstrated that vilobelimab is highly effective in blocking C5a-induced biological effects while leaving MAC formation intact and that vilobelimab administration showed strong initial clinical evidence of disease-modifying effect in reducing neutrophil-driven organ damage in monkeys.

Vilobelimab improves outcome in pre-clinical disease model in monkeys

Vilobelimab was tested in an African green monkey model of acute lung injury, or ALI, induced by the new avian flu virus, H7N9, that exhibits clinical features comparable to H7N9 viral pneumonia in humans. In the absence of vilobelimab, extensive complement activation accompanied by severe lung structural damage was detected in infected monkeys. Twelve two- to four-year-old African green monkeys were used in this study. Ten monkeys were inoculated intratracheally with 106 50% tissue culture infective dose of H7N9 while two monkeys were mock-infected. Four of the 10 virus-infected monkeys were treated intravenously with 5 mg/kg of vilobelimab and the remaining six monkeys received a sham intravenous treatment. Treatment with vilobelimab resulted in: greatly attenuated lung damage in histological analysis, reduced viral replication within the lungs, significantly lowered levels of inflammatory mediators, including IL-1ß, IP-10, MCP-1, IL-6, TNF-alpha and INF-gamma, and significantly fewer inflammatory infiltrating cells, especially neutrophils, in the lung.

The study was performed in 2014 at the State Key Laboratory of Pathogen and Biosecurity, Beijing Institute of Microbiology and Epidemiology, in Beijing, China. The primary goal of this study was to evaluate if vilobelimab treatment could reduce H7N9-induced lung tissue damage as expressed by the histopathological, or HE, score and decrease cytokine levels. The results demonstrated that treatment with vilobelimab significantly reduces HE score post-H7N9 infection (p < 0.001) and strongly reduced the levels of cytokines including IL-1ß, MCP-1, IL-6, TNF-alpha and INF-gamma (p < 0.001), suggesting a beneficial effect of vilobelimab on this viral-induced lung injury.

Vilobelimab fully blocks C5a-induced effects on neutrophils in human whole blood

To assess vilobelimab’s ability to block C5a-induced biological effects on neutrophils in human blood, fresh human whole blood from voluntary blood donors was used, with the activation of neutrophils assessed using flow cytometric measurement of the known marker CD11b. This marker is expressed on neutrophil surfaces at low levels in non-activated neutrophils in the blood of healthy humans (controls in the figure below) and is strongly upregulated when neutrophils are activated, such as by recombinant human C5a (represented by the bar denoted as rhC5a (16.7 nM) in the figure below). Upon C5a stimulation, Cd11b expression was significantly upregulated (p < 0.0001). When vilobelimab was added together with recombinant C5a, CD11b upregulation was completely abolished with statistical significance (p < 0.0001).

vilobelimab (IFX-1) blocks rhC5a-induced CD11b expression on human neutrophils: CD11b expression on neutrophils was assessed by flow cytometer analysis and was up-regulated by recombinant human C5a. vilobelimab was capable of strikingly reducing the CD-11b upregulation on neutrophils.

Vilobelimab leaves MAC formation intact in human whole blood

Vilobelimab was added to plasma samples from healthy human individuals (voluntary blood donors) and tested for potential disturbance of the ability of intact human plasma to generate MAC formation. This is assessed with the CH50 assay. In this test, intact MAC formation leads to the lysis of red blood cells, which is also referred to as the hemolytic activity and which is assessed indirectly by optical measurement of hemoglobin in the sample being released from lysed red blood cells. When vilobelimab was added to this test, the hemolytic activity curves from plasma alone and plasma plus vilobelimab were substantially similar, indicating that vilobelimab in the dose range of zero to 50 µg/mL had no influence on C5 cleavage and MAC formation (C5b-9).

vilobelimab does not influence the hemolytic activity curves in intact human plasma and therefore leaves C5 cleavage and formation of C5b-9 (MAC) intact. Hemolytic activity is assessed with the optical density (OD)

IFX-2 as follow-on anti-C5a monoclonal antibody

To expand the breadth of our anti-C5a technology, we are developing IFX-2, a follow-on anti-C5a monoclonal antibody for the treatment of chronic inflammatory applications. IFX-2 shares the same mechanism of action as vilobelimab in its potential to block C5a with high specificity but is designed with a dosing regimen that may be more suitable for chronic therapy. We are optimizing IFX-2 to provide a prolonged half-life and potentially to be administered subcutaneously or intravenously. IFX-2 will keep the performance relevant properties to fully block C5a-induced biological effects while leaving MAC formation intact. We believe that IFX-2 holds the potential to treat various chronic inflammatory diseases that may be T-cell driven and could benefit from a dosing regimen more suitable for chronic therapy. IFX-2 is in pre-clinical development.

Intellectual property

We aim to protect our product candidates and other commercially important proprietary anti-C5a technology by seeking and maintaining U.S. and foreign patents that are intended to cover our product candidates and compositions, and their methods of use, the methods used to manufacture them, the related therapeutic targets and associated methods of treatment and any other inventions that are commercially important to our business. We also rely on trade secrets and know-how and other intellectual property rights to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Our success will depend significantly on our ability to obtain and maintain such patent and other proprietary protection, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate our business without infringing, misappropriating or otherwise violating any patents or other intellectual property, including any proprietary rights of third parties. See the section titled “Risk factors—Risks related to intellectual property” for additional information.

As of December 31, 2020, we owned three issued U.S. patents, five pending U.S. non-provisional patent applications, 14 issued foreign patents, one Eurasian Patent validated in 9 countries, as well as one European patent validated in 37 countries, 32 pending foreign patent applications and two pending applications filed under the Patent Cooperation Treaty (PCT). These patents include claims relating to C5a inhibitors and associated methods of use.

Our patent portfolio relating to vilobelimab and IFX-2, as of December 31, 2020, is summarized below.

As of December 31, 2020, we owned four issued U.S. patents covering the composition of matter of antibodies that block C5a and their use in blocking C5a-induced biological effects in patients with diseases that involve acute or chronic inflammation, which would include in their scope HS and AAV. In addition, we owned 15 issued foreign patents, six pending foreign patent applications one pending European patent application, one Eurasian Patent validated in nine countries, as well as two European patents validated in 74 countries covering the composition of matter of antibodies that block C5a and their use in the treatment of various diseases that involve acute or chronic inflammation, which would include in their scope HS and AAV, and, depending on the jurisdiction of the applicable patent, specifically cover the use of such antibodies in treating diseases such as ischemia and reperfusion related injuries, acute lung injury and pneumonia.

The issued U.S. and foreign patents are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending U.S. and foreign patent applications would be expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2020, we owned two granted U.S. patents covering the use of certain binding moieties, such as antibodies, that inhibit C5a for the treatment of viral pneumonia. In addition, we owned one issued foreign patent, two pending foreign patent applications, as well as one European patent validated in 3 countries covering the use of certain binding moieties, such as antibodies, that inhibit C5a for the treatment of viral pneumonia. If issued, U.S. and foreign patents are expected to expire in 2035, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2020, we owned one granted US patent, three pending U.S. non-provisional patent applications, two granted foreign patent applications, 28 pending foreign patent applications, and one pending European patent application covering the use of an inhibitor of C5a activity, for example, vilobelimab, for treating HS and other cutaneous, neutrophilic inflammatory diseases.

The issued U.S. and foreign patents are expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2020, we owned one pending U.S. non-provisional patent application and one patent application under the PCT covering inhibitors of C5aR.

As of December 31, 2020, we owned one European application covering an improved C5a specific antibody.

As of December 31, 2020, we owned one pending application under the PCT covering the use of inhibitor of C5a activity, for example vilobelimab, for treating Corona viral diseases.

Collaboration agreements

On December 28, 2015, we entered into a co-development agreement with Beijing Defengrei Biotechnology Co. Ltd., or BDB, (“Co-Development Agreement”) for the use of the vilobelimab cell line in BDB’s development of drug candidates for sale in China. Pursuant to the agreement, we granted BDB an exclusive, non-transferable license to use the vilobelimab cell line and related intellectual property solely to develop and commercialize in China BDB’s drug candidates BDB-1 and BDB-2, as well as molecules that bind or interact with certain specified targets (“target-binding molecules”).

Pursuant to the agreement, we are entitled to receive mid-single-digit percentage royalties on net sales of BDB’s products containing BDB-1 or BDB-2. We retain the right to develop and manufacture vilobelimab and IFX-2 in China solely for the purpose of commercializing products outside of China and to use the vilobelimab cell line and IFX-2 cell line in China for non-commercial purposes. To the extent that we are granted regulatory approval outside of China for commercialization of a product using vilobelimab or IFX-2 for an indication, and BDB does not pursue regulatory approval for BDB-1 or BDB-2 in the same or a substantially similar indication in China, by providing written notice to BDB, we may elect to pursue regulatory approval to commercialize such products in the relevant indication in China. Should we exercise such right, we would be required to pay BDB mid-single-digit percentage royalties on our net sales of such products.

Pursuant to the Co-Development Agreement, BDB has the right to use the vilobelimab cell line to manufacture an anti-C5a antibody, namely BDB-1. BDB-1 may only be commercialized in China (PRC) by BDB, and InflaRx is not directly involved in the BDB-1 development, which remains the sole responsibility of BDB. Pursuant to the Co-Development Agreement, InflaRx owns all global commercial rights outside China to any and all discoveries derived from the development of BDB-1. To support BDB’s development of BDB-1, in 2020, InflaRx allowed BDB to conduct clinical studies with BDB-1 in Spain, India, Indonesia and Bangladesh. However, InflaRx remains the sole owner of all commercial rights to BDB-1 outside of China, including in countries in which BDB is conducting clinical trials. BDB has no rights to seek marketing authorization or to commercially exploit BDB-1 outside of China. Vilobelimab is not the product being tested in clinical trials by BDB in China. Rather, it is BDB’s own antibody called BDB-1.

In addition, we reserve the right to commercialize products containing BDB-1 and BDB-2 outside of China in indications for which we elect not to commercialize vilobelimab or IFX-2. To the extent that we exercise this right, we would be required to pay BDB low single-digit percentage royalties on our net sales of such products.

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

On March 20, 2020, we entered into a clinical trial collaboration and supply agreement with Merck (known as MSD outside the US and Canada) to evaluate the combination of vilobelimab and Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with cSCC. Under the terms of the agreement, we will conduct a Phase IIa clinical study with two vilobelimab arms including one with KEYTRUDA®2. The first patient is expected to be dosed in the first half of 2021.

Sales and marketing

We currently have no products or services from which we generate revenues. Subject to receiving marketing approval, we intend to independently pursue the commercialization of vilobelimab for HS in the United States and Europe, when approved by the applicable regulators, by employing a targeted commercial infrastructure to promote access to vilobelimab through centers-of-excellence that treat HS in these core markets. We believe that such an organization will be able to address the community of physicians who are key specialists in treating the patient populations for which vilobelimab and any other product candidates are being developed. The responsibilities of the organization would include developing educational initiatives with respect to approved products and establishing relationships with key specialists in HS and any other relevant fields of medicine.

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

The only approved product to treat HS in the United States and Europe is adalimumab (Humira), an inhibitor of TNF-alpha. Humira is marketed by AbbVie Inc. (AbbVie). A number of additional companies are developing product candidates to treat HS with varying mechanisms of action. These companies include Novartis AG, UCB Pharma GmbH (UCB), Janssen Research and Development LLC (Janssen), Incyte Corporate, ChemoCentryx Inc (ChemoCentryx), Eli Lilly and Company (Eli Lilly) and Pfizer Inc. (Pfizer).

2          KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA.

Janssen has initiated a randomized, double-blind, placebo-controlled Phase II clinical study evaluating bermekimab, a monoclonal antibody targeting interleukin-1 alpha, in patients with moderate to severe HS. The multi-center, international study will enroll approximately 144 patients into three groups: two bermekimab dosing regimens versus a placebo arm over 16 weeks of therapy. The study’s primary endpoint is the percentage of subjects achieving HiSCR at week 12 (secondary endpoint is HiSCR at week 16). Janssen previously completed a multicenter, open-label Phase II clinical trial for a subcutaneously administered bermekimab in HS. The rights to bermekimab were acquired by Janssen Biotech in 2019. Results of the study demonstrated that weekly treatment with bermekimab was associated with statistically significant improvement in HS, using HiSCR. In the study, 61% of patients with no prior biological therapy achieved positive HiSCR at 12 weeks, while 63% of patients who had failed previous biological therapy also achieved a positive HiSCR. An earlier single-center placebo-controlled trial as an intravenous formulation demonstrated significant improvement in the treatment arm as well (involving ten placebo and ten patients on therapy who previously failed to respond to adalimumab with the same compound). In 2016, Novartis completed a Phase II clinical trial for CJM112, a monoclonal antibody targeting interleukin-17 alpha, in moderate to severe HS patients. A limited amount of data presented within a conference poster presentation suggested certain benefits. Novartis has since launched a large Phase III clinical development program involving the marketed anti-IL17A monoclonal antibody, secukinumab, to be studied in two Phase III trials with a goal of enrolling over 900 patients combined. This compound has not recently been studied by Novartis in HS before, but 2 smaller investigator-initiated trials have recently been completed as detailed in the paragraph below. Also, Novartis has initiated a Phase II clinical study in moderate to severe HS with iscalimab, an Anti-Cd40 monoclonal antibody and LYS006 a small molecule, in 90 patients including two active and two placebo arms. The primary endpoint for each investigational drug is the proportion of patients achieving a HiSCR after 16 weeks of treatment. In addition, UCB Pharma has completed a Phase II clinical trial in moderate to severe HS patients for bimekizumab, a monoclonal antibody blocking interleukin-17AF. The study enrolled 157 patients that received bimekizumab for 12 weeks and were evaluated using the HiSCR as the primary endpoint. The study results have not been published. UCB has initiated two Phase III studies with 490 patients per study.  Patients will be enrolled in either 3 dosing arms or placebo with the primary endpoint of HiSCR at Week 16.  According to UCB at the JP Morgan Conference in January 2021, topline data will be available in the first half of 2023. Janssen Research and Development has initiated a Phase II study with guselkumab, a monoclonal antibody targeting IL-23 targeting enrollment of 184 patients evaluating the proportion of patients achieving a HiSCR at week 16. In 2020, ChemoCentryx, Inc. has completed a 398 patient, Phase II study in moderate to severe HS in two doses of CCX168, a C5aR inhibitor, using the primary endpoint as the proportion of subjects a HiSCR at Week 12. The study failed to achieve statistical significance on the primary endpoint. In the lower dose of 10mg BID, 40/130 (30.8%) achieved a HiSCR response and in the higher dose group of 30mg BID 47/134 (35.1%) compared to placebo response of 40/130 (30.8%). ChemoCentryx is planning on continuing the program into a Phase III in a smaller subset of patients, the Hurley Stage 3 group. Incyte Corporation has completed a Phase IIa open label study and a Phase II dose-escalation, placebo-controlled study for INCB 54707. The Phase II clinical study is a 35 patient, dose escalating, placebo-controlled study aimed at evaluating the safety of INCB 54707 over an 8-week treatment period in patients with moderate to severe HS. The primary endpoint is the number of treatment emergent adverse events at week 8, with a secondary endpoint using the proportion of patients achieving a HiSCR up to week 16. By week 3, 33%, 56% and 50% of the 30 mg, 60 mg and 90 mg INCB054707 dose groups had AN count of 0 to 2 vs none in the placebo group. However, by week 8, there was no difference between placebo and the active treatment groups in AN count.  Still, Incyte has decided to initiate a 200 patient Phase II trial with INCB 54707 using a primary endpoint of mean change from baseline in total AN count by week 16, with a secondary endpoint of HiSCR at week 16. This trial is currently recruiting. AbbVie has also initiated a Phase II, 190 patient study to evaluate the safety and efficacy of 2 dose levels of risankizumab in HS. The primary endpoint will be evaluated at 16 weeks using the HiSCR. In addition, AbbVie has initiated a Phase II, 60 patient study to investigate upadacitinib, a Janus kinase inhibitor, in HS using HiSCR at 12 weeks as the primary endpoint. The trial is currently ongoing. Eli Lily has recently initiated a 52 patient Phase II trial with LY3041658, an antagonist of CXCR1 and CXCR2, using HiSCR at week 16 as the primary endpoint. The trial is currently ongoing. Pfizer has also initiated a 192 patient Phase II study with 3 kinase inhibitors (PF 06650833, PF 06700841 and PF 06826647) in participants with moderate to severe HS. The primary endpoint is HiSCR at week 16.

Additionally, several investigator-initiated trials have been conducted or are in progress in HS:

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

•	An open-label trial for Janssen’s ustekinumab was recently completed in 12 HS patients. Ustekinumab is a monoclonal antibody directed against IL12 and IL23.

•
A small placebo-controlled Phase II study for Swedish Orphan Biovitrum AB’s anakinra, as well as an open-label single-center trial in six patients, were completed in HS patients suggesting potential efficacy in a modified intent-to-treat population. Anakinra is an IL-1 receptor antagonist.

•
An open-label single center 20 patient study at the Florida Academic Dermatology Centers, sponsored by Ortho Dermatologics (Bausch Health) to evaluate the efficacy of SILIQ™ (brodalumab) for the treatment of moderate HS using the HiSCR for a period of 24 weeks of treatment, followed by an observational four-week post treatment visit.

Finally, a range of surgical procedures, topically applied medicinal products, laser and radiotherapy procedures are being investigated for the treatment of HS.

If approved for treatment of severe COVID-19 patients, vilobelimab would face competition from currently used therapeutics such as corticosteroids, interleukin IL-1, IL-6 inhibitors and anti-thrombotic therapy. Given the nature of the pandemic, many different therapeutic targets are being developed which may be or become relevant competition with vilobelimab, however the most direct competition may come from other therapies targeting the complement system. Other treatments currently under investigation for severe COVID-19 which target the complement system include:

•
A Phase III open-label, randomized, controlled study to evaluate the efficacy and safety of intravenously administered ravulizumab compared with best supportive care in patients with COVID-19 severe pneumonia, acute lung injury, or acute respiratory distress syndrome by Alexion Pharmaceuticals. This study has currently been paused.

•
A Phase II trial evaluating efficacy and safety of eculizumab (Soliris) in patients with COVID-19 infection, nested in the CORIMUNO-19 cohort by Alexion Pharmaceuticals. Alexion has not initiated additional studies after the data has been published.

•	An investigator initiated, double-blind, randomized study versus placebo of avdoralimab (IPH5401), an anti-C5aR antibody, in patients with COVID-19 severe pneumonia by Innate Pharma

•
A Phase II Randomized, Double-Blinded, Vehicle-Controlled, Multicenter, Parallel-Group Study of APL-9 in Mild to Moderate Acute Respiratory Distress Syndrome Due to COVID-19 by Apellis Pharmaceuticals, Inc

•
A Phase II clinical Trial to Assess the Safety and Efficacy of Complement 3 Inhibitor, AMY-101, in Patients with Acute Respiratory Distress Syndrome Due to COVID-19 (SAVE) by Amyndas Pharmaceuticals S.A.

If approved for the treatment of AAV, vilobelimab would potentially face competition from currently used therapies, including corticosteroids, azathioprine, methotrexate, mycophenolate mofetil and rituximab. The current standard of care to induce remission in acutely ill AAV patients is a combination of either rituximab or azathioprine with high dose corticosteroids. Rituximab is approved and marketed by Genentech for this indication and label extension studies are ongoing. In addition, biosimilars of Ritximab are approved and marketed in Europe. Therapies to maintain remission include low dose corticosteroids, methotrexate, mycophenolate mofetil and rituximab. Nucala (mepolizumab), marketed by GlaxoSmithKline plc, is also FDA approved to treat a type of AAV in adults called eosinophilic granulomatosis with polyangiitis (EGPA).

We are not aware of any C5 or C5a inhibitors under clinical development for the treatment of AAV, except, ChemoCentryx’s avacopan, a C5aR inhibitor. Though it acts through a different mechanism of action than vilobelimab, avacopan has demonstrated the potential to induce and maintain remission in AAV patients in a Phase III clinical trial. This global study enrolled a total of 331 patients with acute ANCA vasculitis met both of its primary endpoints, disease remission at 26 weeks and sustained remission at 52 weeks, which was assessed by the Birmingham Vasculitis Activity Score, or BVAS. Remission was defined as a BVAS score of zero and being off glucocorticoid treatment for at least the preceding four weeks. The pre-specified primary endpoints were remission of acute vasculitis activity at week 26 and sustained remission at week 52, where avacopan was statistically non-inferior to glucocorticoid-containing standard of care. BVAS remission was achieved at week 26 in 72.3% of the avacopan treated subjects versus 70.1% of subjects in the glucocorticoid control group (p<0.0001 for non-inferiority). Sustained remission at 52 weeks was observed in 65.7% of the avacopan treated patients versus 54.9% in the glucocorticoid control group (p=0.0066 for superiority of avacopan). Avacopan treatment also resulted in additional benefits for patients when compared to the glucocorticoid control group such as significant reduction in glucocorticoid-related toxicity, significant improvement in kidney function in patients with renal disease as measured by the glomerular filtration rate at weeks 26 and 52 (statistically significant improvements at both time points), significant improvement in health-related quality of life measures such as the validated quality of life instrument SF-36 at and the EuroQOL-5D-5L instrument (for both at weeks 26 and 52). A completed Phase II trial for avacopan was designed to assess whether high dose chronic steroids used as the standard for induction of remission in severe AAV flares could be reduced or eliminated, without compromising efficacy, by replacement with avacopan. The trial met its primary clinical endpoint, which was based on the Birmingham Vasculitis Score 3, or BVAS 3 at week 12 in patients receiving avacopan treatment, compared to the response of patients receiving the standard of care treatment. ChemoCentryx has filed the NDA for avacopan and the FDA accepted the NDA filing, setting a PDUFA goal date for July 7, 2021. We are encouraged by the published outcome data for avacopan that validates the role of the C5a/C5aR signaling axis in AAV patients and provides evidence that inhibition of the C5a pathway may be beneficial in treatment of AAV.

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

If approved for the treatment of PG, vilobelimab would potentially face competition from currently used therapies, such as glucocorticoids, cyclosporin or other immunosuppressive therapies. We are also not aware of any other company currently developing a drug in PG for the US or European market. However, Janssen’s Remicade (infliximab) has been used several clinical studies in PG. The largest placebo-controlled trial (13 patients received infliximab and 17 patients received placebo) was published in 2005 showing benefit in PG, but no formal clinical development has continued. Janssen completed a Phase II clinical study in 10 patients using bermekimab in 2016 but has not announced any further plans to continue development. In 2015, Novartis completed an 8-patient open label proof of concept study in 2015 with gevokizumab. Novartis has not announced any plans to continue the program in PG. Outside the US and EU in Japan, AbbVie received approval in November 2020 with Humira (adalimumab) from a Phase III open label study with 22 Japanese patients with active ulcers.

There have been previously completed investigator studies in PG along with ongoing studies as stated below:

•	The Technical University of Munich has an ongoing Phase II, single arm study in 5 patients with secukinumab (using the PGA five-point scale at week 16 compared to week 0 as the primary endpoint).

•	The Ohio State University completed a 5 patient, Phase II open label study with ixekizumab in 2018

•	The University of Zurich in 2015 completed an open label study evaluating canakinumab (Ilaris) for treatment of subjects with PG.

•	Wake Forest University has currently initiated 6 patient exploratory study with Secukinumab in PG. This trial is currently recruiting.

If approved in PD-1/PD-L1 inhibitor resistant/refractory locally advanced or metastatic Cutaneous Squamous Cell Carcinoma (cSCC), vilobelimab would face competition from currently used therapeutics such as epidermal growth factor inhibitors, cisplatin and 5-fluorouracil (5-FU). PD-1/PD-L1 inhibitors are FDA approved to treat locally advanced or metastatic cSCC. Pembrolizumab (KEYTRUDA®) from Merck & Co is indicated for recurrent or metastatic cSCC that is not curable by surgery or radiation. Cemiplimab-rwlc (LIBTAYO®) from Regeneron is indicated for metastatic cSCC or locally advanced cSCC for those that are not candidates for curative surgery or radiation. Other treatments currently under investigation include for advanced or metastatic cSCC:

•
A Phase II study of cetuximab as monotherapy and first line treatment in patients with locally advanced or metastatic squamous cell carcinoma of the skin expressing EGFR by the Centre Hospitalier of Chartres.

•	A Phase II randomized trial of avelumab plus cetuximab versus avelumab alone in advanced cSCC by the Alliance for Clinical Trials in Oncology.

•
A Phase II, open-label, single-arm, multi-cohort, proof-of-principle study to investigate the efficacy of cobimetinib and atezolizumab in advanced rare tumors including metastatic cSCC by the MD Anderson Cancer Center.

•	A Phase II study of nivolumab in patients with locally advanced/ metastatic squamous cell carcinoma of the skin by Salzburger Landeskliniken and Bristol-Myers Squibb.

•
A Phase I study of panitumumab (anti-EGFR) and talimogene laherparepvec (a gene-modified virus that may help the body build an effective immune response to kill tumor cells by the National Cancer Institute.

•
A Phase I/Ib study of lenvatinib and cetuximab in patients with recurrent/metastatic head and neck squamous cell carcinoma and cutaneous squamous cell carcinoma by Memorial Sloan Kettering Cancer Center.

•
A multicenter open-label Phase 1/1b study to evaluate the safety and preliminary efficacy of SO-C101 as monotherapy and in combination with pembrolizumab in patients with selected advanced/metastatic solid tumors including cSCC by Sotio a.s.

•	An open-label, investigational study using ASP-1929 photoimmunotherapy in combination with cetuximab anti-PD1 therapy in EGFR expressing advanced solid tumors by Rakuten Medical, Inc.

•
A first-in-human study of CDK-002 (exoSTING and innate immune response activator) in subjects with advanced/metastatic, recurrent, injectable solid tumors, with emphasis on squamous cell carcinoma of the head and neck, triple negative breast cancer, anaplastic thyroid carcinoma, and cutaneous squamous cell carcinoma by Codiak BioSciences.

However, we do not yet have FDA approval for PD-1/PD-L1 inhibitor resistant/refractory locally advanced or metastatic cSCC.

More generally, in the terminal complement space, there are currently two approved drugs, Eculizumab (Soliris) and Ravulizumab (Ultomiris), marketed by Alexion Pharmaceuticals, Inc. for the treatment of PNH and typical hemolytic uremic syndrome, or aHUS. However, there are several other companies developing C5 inhibitors for other indications, including Hoffmanm-La Roche AG together in collaborations with Chugai Pharmaceutical Co., Ltd, UCB, Akari Therapeutics Plc, Iveric Bio, Alnylam Pharmaceuticals, Inc., Regeneron Pharmaceuticals, Inc. and Novartis. In addition, Alexion is known to have had a C5a inhibitor under development for graft versus host disease. Clinical stage companies focusing on the inhibition of the C5a receptor C5aR include ChemoCentryx as mentioned above, with its product candidate avacopan, as well as Innate Pharma S.A., with the in-licensed antibody IPH5401, which had recently been developed in collaboration with Astra Zeneca within the oncology field, and I-Mab Biopharma in collaboration with MorphoSys AG that has an ongoing Phase I in patients with relapsed or refractory advanced solid tumors. In addition, there are clinical stage companies targeting complement inhibition upstream from C5, such as C3, factor D and components of the lectin pathway. These approaches will likely also result in a lowering of C5a generation in blood. Companies in this area include Apellis Pharmaceuticals, Inc., Alexion Pharmaceuticals Inc. and Omeros Corporation. Furthermore, there are numerous additional companies developing pre-clinical drug candidates which target terminal complement factors and their receptors.

The key competitive factors affecting the success of our product candidates, if approved, are likely to be their efficacy, safety, dosing convenience, price and degree of market acceptance, as well as our marketing capabilities, the level of competition and the availability of reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, even if our product candidates are approved for marketing and sale, they may fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community, including if physicians are reluctant to switch their patients from existing therapies (such as adalimumab for the treatment of HS). See ‘ITEM 3.  KEY INFORMATION — C. Risk factors — Risks related to the discovery, development and commercialization of our product candidates—Even if one of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.’

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

ICH guidelines have been adopted as law in several countries but are only used as guidance for the FDA. Nevertheless, in many areas of drug regulation ICH has resulted in comparable requirements, for instance with respect to the Common Technical Document, or the CTD, which has become the core document for filings for market authorization in several jurisdictions. Thus, ICH has facilitated a more efficient path to markets.

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

Special Protocol Assessment process

A Special Protocol Assessment or SPA is a process in which Companies may ask to meet with FDA to reach agreement on the design and size of certain clinical trials, clinical studies, or animal studies (“a Request for SPA” or “Request”) to determine if they adequately address scientific and regulatory requirements for a study that could support marketing approval. An SPA agreement indicates concurrence by FDA with the adequacy and acceptability of specific critical elements of overall protocol design (e.g., entry criteria, dose selection, endpoints, and planned analyses) for a study intended to support a future marketing application. These elements are critical to ensuring that the trial conducted under the protocol can be considered an adequate and well-controlled study that can support marketing approval. Feedback on these issues provides the benefit of certainty of adequacy in planning a late-phase development strategy. However, an SPA agreement does not indicate FDA’s concurrence on every protocol detail. The existence of an SPA agreement does not guarantee that FDA will file (accept) a BLA or that the results will be adequate to support approval.

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

EU approval process

The EMA is a decentralized scientific agency of the European Union. It coordinates the evaluation and monitoring of centrally-authorized medicinal products. It is responsible for the scientific evaluation of applications for EU marketing authorizations, as well as the development of technical guidance and the provision of scientific advice to sponsors. The EMA decentralizes its scientific assessment of medicines by working through a network of about 4,500 experts throughout the European Union, nominated by the member states. The EMA draws on resources of over 40 National Competent Authorities (the NCAs) of EU member states. The Paul Ehrlich Institute, or PEI, is one of the NCAs for Germany, and regulates, among others, antibody products.

The process regarding approval of medicinal products in the European Union follows roughly the same lines as in the United States and generally involves satisfactorily completing each of the following:

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

We intend to apply for orphan status for the HS indication in the United States for vilobelimab. Depending on the outcome and available data of vilobelimab studies in the AAV indication, we may apply for orphan drug status in the United States as well as in Europe.

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

In the European Union, pricing and reimbursement schemes to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies. European Union member states may also require approval of a specific price for a drug product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

C.	Organizational structure

The registrant InflaRx N.V. has two direct wholly-owned subsidiaries, InflaRx GmbH and InflaRx Pharmaceuticals, Inc., that are each listed in Exhibit 8.1 filed herewith. We primarily operate our business out of our operating subsidiary InflaRx GmbH.

D.	Property, plant and equipment

Our headquarters are in Jena, Germany, where we occupy approximately 8,000 square feet of office and laboratory space under an extendable lease that expires in December 2022. In addition, we occupy approximately 13,700 square feet of office space in Planegg-Martinsried (Munich), Germany under a lease that expires in May 2022. Furthermore, we have leased office and laboratory space in Ann Arbor, United States under an extendable lease that expires in April 2021.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results

You should read the following discussion and analysis of our financial condition and results of operations together with the information in our Consolidated Financial Statements and the notes thereto.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to, those described under ‘ITEM 3.  KEY INFORMATION — C. Risk factors” and “Forward-Looking Statements.’

For more information regarding our consolidated results, segment results, and liquidity and capital resources for the year ended December 31, 2019 as compared to the year ended December 31, 2018, refer to ‘ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS’ in the Company’s 2019 Annual Report on Form 20-F, which information is incorporated herein by reference.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, vilobelimab, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings.

We have been developing vilobelimab for the treatment of HS, a chronic debilitating systemic inflammatory skin disease. In June 2019, we announced that our Phase IIb clinical trial of vilobelimab in HS did not meet its primary endpoint. We subsequently announced the results of additional analysis and first interim results of the open label extension trial. In light of all available data from the completed Shine study, the Company continues to consider options with respect to the development of vilobelimab for HS, including seeking to engage regulatory authorities in connection with pursuing further clinical trials in HS. We intend to develop vilobelimab and other proprietary antibodies and molecules, and evaluate other technologies as well, to address a wide array of complement-mediated and other diseases with significant unmet needs, including severe COVID-19, AAV, a rare, life-threatening autoimmune disease, PG, a rare inflammatory skin disorder and cSCC and potentially other indications and diseases. Since our inception in December 2007, we have devoted substantially all of our resources to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, vilobelimab. To date, we have not generated any product revenue and have financed our operations primarily through public offerings, the private placement of our securities and other income from various grants. As of December 31, 2020, we had raised an aggregate of approximately €215.9 million, comprised of €49.2 million in net proceeds from a follow-on public offering in May 2018, €81.8 million in net proceeds from our initial public offering, €74.0 million in gross proceeds from private placements of our securities, €9.0 million in net proceeds from an at-the-market program and €1.9 million in payments in connection with various grants. As of December 31, 2020, we had cash and cash equivalents of €26.0 million and €54,3 million in marketable securities.

On July 8, 2020, the Company filed with the United States Securities and Exchange Commission (SEC) a Form F-3 registration statement with respect to the offer and sale of securities of the Company (Shelf Registration Statement). The Company also filed with the SEC a prospectus supplement (Prospectus Supplement) relating to an at-the-market program providing for the sales of our stock over time of up to $50.0 million of its common shares pursuant to a Sales Agreement with SVB Leerink LLC. As of December 31, 2020, the Company had issued 1,958,186 common shares through this program, resulting in €9.0 million in net proceeds to the Company. Following December 31, 2020, the Company issued an additional 610,022 common shares through this program resulting in €2.8 million in net proceeds to the Company. Following these issuances, the remaining value authorized for sale under the at-the-market program is $35.2 million.

On February 25, 2021, the Company sold an aggregate of 15,000,000 common shares through a follow-on public offering. The common shares were sold at a price of $5.00 per share (before underwriting discounts and offering costs) and, for each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80. The warrants are exercisable immediately and have a term of up to one year. The net offering proceeds to the Company from this offering were $70.0 million.

As of December 31, 2020, we had an accumulated deficit of €168.3 million. We have incurred significant net operating losses in every year since our inception and expect to continue to incur increasing net operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses may increase significantly if, and as we

•	evaluate any additional clinical development of vilobelimab in HS;
•	continue to advance vilobelimab through clinical development for additional indications, including severe COVID-19, AAV, PG and cSCC;
•	initiate and continue research programs and development activities, including development of IFX-2;
•	actively seek to identify additional research programs and additional product candidates;
•	maintain, expand and protect our intellectual property portfolio;
•	hire and retain personnel, such as for business development and others; and
•	incur additional costs with operating as a public company, including expanding our operational, finance and management teams.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed, could have a negative impact on our financial condition and our ability to develop vilobelimab or any additional product candidates.

Financial operations overview

Revenue

To date, we have not generated any revenue and do not expect to do so in the near future. We expect that our revenue will be less than our expenses for the foreseeable future and that we will experience increasing losses as we continue our development of, and seek regulatory approvals for, vilobelimab and any other product candidates and, if approved, begin to commercialize any approved products. Our ability to generate revenue for each product candidate for which we receive regulatory approval will depend on numerous factors, including level of competition, availability of reimbursement from payers, commercial manufacturing capability, market acceptance and approved use by regulators.

Other income

We have historically earned other income through several grants from the German government, the European Union and other educational institutions on behalf of the German government, primarily with respect to research and development activities related to the development of vilobelimab and IFX-2. These grants generally provide for reimbursement of approved costs incurred as defined in the respective grants. Income in respect of grants also includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured. We recognized €0.2 million of other income from grants in 2020, €0.4 million in 2019 and €0.2 million in 2018 respectively.

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

Our total research and development expenses in 2020 were lower compared to our expenses in 2019 and 2018 but costs might increase again in 2021 as we initiate the Phase III development of vilobelimab in HS and in other indications. The increase of research and development expenses in 2021 and future periods is expected to primarily relate to the following key programs:

•
Vilobelimab. We expect our expenses associated with vilobelimab will increase in 2021 if and once we initiate the Phase III development of vilobelimab in patients with HS, conduct our Phase II clinical program of vilobelimab in patients with AAV and continue our Phase II clinical trial program in patients with PG as well as our currently running Phase III program in severe COVID-19 and initiate our Phase II program in cSCC. We anticipate that our research and development expenses will increase substantially in connection with the commencement of these and any additional clinical trials. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and investigating commercial scale production options.

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

In 2020 and 2019, we incurred €25.7 million and €44.6 million of research and development expense, respectively. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and potential enrollment.

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

A change in the outcome of any of these variables with respect to the development of vilobelimab, IFX-2 or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of such product candidate.

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

Critical judgements and accounting estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing our financial statements, the critical judgements made by management in applying our accounting policies involves the accounting estimates identified in note ‘2. Risk – (a) Critical estimates and judgements’ to our consolidated financial statements included elsewhere in this Annual Report.

New standards and interpretations not yet adopted

The standards, amendments to standards and interpretations that are effective for annual periods beginning after December 31, 2020 and have not been applied in preparing these consolidated financial statements are disclosed in note ‘4. Other information – (g) Summary of significant accounting policies – 3. New standards and interpretations not yet adopted’ to our consolidated financial statements included elsewhere in this Annual Report.

Results of operations

The numbers below have been derived from our consolidated financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2020 and 2019

	2020	2019	Change
		(in €)
Research and development expenses	(25,684,140)	(44,582,136)	18,897,996
General and administrative expenses	(8,467,203)	(12,501,048)	4,033,845
Other income and expenses (net)	208,539	315,011	(106,472)
Loss before interest and income taxes	(33,942,804)	(56,768,173)	22,825,369
Net financial result	(40,810)	3,513,355	(3,554,165)
Loss before tax	(33,983,614)	(53,254,817)	19,271,203
Income tax expense	—	—	—
Loss for the period	(33,983,614)	(53,254,817)	19,271,203
Exchange differences on translating operations in foreign currency	(5,954,019)	2,177,033	(8,131,052)
Total comprehensive loss	(39,937,633)	(51,077,785)	11,140,152

Research and development expenses

	2020	2019	Change
		(in €)
Third-party expenses	19,886,693	36,783,223	(16,896,530)
Personnel expenses	4,480,890	6,231,812	(1,750,922)
Other expenses	1,316,557	1,567,101	(250,544)
Total	25,684,140	44,582,136	(18,897,996)

Research and development expenses decreased by €18.9 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.

This decrease is attributable to lower CRO and CMO costs from clinical trials in the amount of €16.9 million as the Phase IIb clinical development of vilobelimab in HS concluded in 2019 and total costs in 2020 associated with our other running trials were lower than those incurred in 2019. In 2020, we incurred costs for the new Phase II/III clinical trial in patients with severe COVID-19 (2020: €4.9 million, 2019: nil) and other running trials like Phase II clinical program in patients with AAV, the Phase II clinical program in patients with PG, the preparation of a Phase II clinical program in patients cSCC and ongoing manufacturing activities for clinical trial related materials.

In addition there was a €1.8 million decrease in employee-related costs mainly caused by a €2.0 million decrease in expenses from share-based compensation.

General and administrative expenses

	2020	2019	Change
		(in €)
Personnel expenses	3,880,349	7,534,073	(3,653,724)
Legal, consulting and audit fees	1,603,711	2,199,640	(595,929)
Other expenses	2,983,144	2,767,335	215,809
Total	8,467,203	12,501,048	(4,033,845)

General and administrative expenses decreased by €4.0 million to €8.5 million for the year ended December 31, 2020, from €12.5 million for the year ended December 31, 2019. This decrease is primarily attributable to a €3.8 million decrease in expenses from share-based compensation. Legal, consulting and audit fees and other expenses decreased by €0.6 million to €1.6 million for the year ended December 31, 2020, from €2.2 million for the year ended December 31, 2019, due mainly to lower consulting and legal costs. The increase of other expenses by €0.2 million is primarily related to higher D&O insurance cost.

Net financial result

	2020	2019	Change
		(in €)
Foreign exchange income	3,656,922	3,379,643	277,2794
Interest income	887,702	2,840,676	(1,952,974)
Total finance income	4,544,624	6,220,320	(1,675,696)
Foreign exchange expense	(4,433,435)	(2,684,699)	(1,748,736)
Other finance costs	(152,000)	(22,265)	(129,735)
Total finance costs	(4,585,435)	(2,706,964)	(1,878,471)
Net financial result	(40,810)	3,513,355	(3,554,165)

Net financial result decreased by €3.6 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease is mainly attributable to (a) higher foreign exchange losses, which increased by €1.7 million and (b) lower interest income on marketable securities, which decreased by €2.0 million. Foreign exchange income and expense is mainly derived from the translation of our U.S. dollar dominated cash, cash equivalents and marketable securities held by InflaRx GmbH. These amounts are translated into euros at the exchange rates prevailing on the reporting date. Any resulting translation diﬀerences are recognized in proﬁt and loss.

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

Other income and expenses (net)

Other income and expenses (net) remained relatively unchanged in the year ended December 31, 2019 compared to the year ended December 31, 2018.

Research and development expenses

	2019	2018	Change
		(in €)
Third-party expenses	36,783,223	15,909,366	20,873,857
Personnel expenses	6,231,812	8,037,082	(1,805,270)
Other expenses	1,567,101	1,082,106	484,995
Total	44,582,136	25,028,554	19,553,582

Research and development expenses increased by €19.6 million in the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase is primarily attributable to a €20.9 million increase in CRO and CMO costs related to IFX-1 in connection with the clinical trial Phase IIb in patients with HS, the Phase II clinical program in patients with AAV, the Phase II clinical program in patients with PG, the preparation of a Phase II clinical program in patients in the oncology field as well as with the ongoing manufacturing activities for clinical trial related material for these clinical trials with IFX-1. In addition, there was a €1.8 million decrease in employee-related costs mainly caused by a €2.6 million decrease in expenses from non-cash share-based compensation.

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

Overview on Cash Requirements and Sources of Liquidity

Since inception, we have incurred significant operating losses due to our R&D activities and G&A costs. For the years ended December 31, 2020 and 2019, we incurred net losses of €34.0 million and €53.3 million, respectively. Our primary uses of cash are for working capital, operating leases and general corporate purposes.

Our primary sources of funds are proceeds from the sale of our shares including our initial public offering and secondary placement of shares. Historically, we have been able to fund our capital needs with cash from financing rounds and placement of shares. In 2020, we have raised €9.0 million in net proceeds from an at-the-market transaction (2019: nil), and subsequently, €2.8 million through the issuance of 610,022 shares in 2021 so far. This program further extends into 2021 (refer to ‘ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating results’ for additional information). Furthermore, on February 25, 2021, we sold an additional 15,000,000 shares and 15,000,000 warrants through a public offering (refer to ITEM 4.  INFORMATION ON THE COMPANY for additional information on this public offering). Our working capital didn`t have any indebtedness in 2020 or in 2019.

Our cash and cash equivalents were €26.0 million as of December 31, 2020 (2019: €33.1 million).We also had marketable securities valued at €54.3 million (2019: €82.6 million) as of December 31, 2020. Our cash and cash equivalents primarily consist of cash in US dollars and Euros and bank deposit accounts. Our marketable securities consist of quoted debt securities issued by financial institutions with investment grade credit ratings (A- to AAA). Our cash is deposited at banks with equally high credit ratings as assed by agencies such as S&P Global.

We expect to finance our operations and working capital needs in the near future from our cash and cash equivalents and marketable securities as well as from the exercise, if any, of warrants issued in 2021.

Cash flows - Comparison of the years ended December 31, 2020 and 2019

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2020 and 2019:

	2020	2019

Net cash used in operating activities	(36,527,661)	(43,204,492)
Net cash from investing activities	21,361,982	20,341,554
Net cash from/ (used in) financing activities	9,171,893	(294,344)
Cash and cash equivalents at the beginning of the period	33,131,280	55,386,240
Exchange (losses)/gains on cash and cash equivalents	(1,168,813)	902,321
Cash and cash equivalents at the end of the period	25,968,681	33,131,280

Net cash used in operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities decreased to €36.5 million in the year ended December 31, 2020, from €43.2 million in the year ended December 31, 2019, mainly due to the decrease of research and development expenditures and lower personnel costs.

Net cash from investing activities

Net cash from investing activities increased by €1.0 million in the year ended December 31, 2020 mainly due to higher proceeds from the maturity of marketable securities in 2020.

Net cash from/ (used in) financing activities

Net cash generated from financing activities in 2020 mainly relates to €9.0 million net proceeds from the issuance of common shares under an at-the-market share issuance program and the exercise of share options which resulted in proceeds to the Company in the amount of €0.5 million. These effects were offset partially by repayments of lease liabilities (2020: €0.4 million; 2019: €0.3 million).

Comparison of the years ended December 31, 2019 and 2018

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2019 and 2018:

	2019	2018
	(in €)
Net cash used in operating activities	(43,204,492)	(21,549,248)
Net cash from / (used in) investing activities	20,341,554	(99,451,341)
Net cash from / (used in) financing activities	(294,344)	49,641,542
Cash and cash equivalents at the beginning of the period	55,386,240	123,281,888
Exchange gains on cash and cash equivalents	902,321	3,461,399
Cash and cash equivalents at the end of the period	33,131,280	55,386,240

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

Net cash from/ (used in) investing activities

Net cash from investing activities decreased by €119.8 million in the year ended December 31, 2019 mainly due to high investments in marketable securities in 2018.

Net cash from/ (used in) financing activities

Net cash generated from financing activities in 2019 mainly relates to repayments of leasing debt and in 2018 relates primarily to the cash received from secondary placement of shares in May 2018.

Contractual obligations and commitments

The table below sets forth our operating expenses and capital expenditures from contractual obligations as of December 31, 2020.

	Payments due by Period
	Total	Less than 1 year	Between 1 and 3 Years	Between 3 and 5 Years	More than 5 years
			(in €)
Unavoidable contractual CRO commitments and other contractual obligations under operating contracts or services:	19,944,695	17,443,538	2,501,158	—	—
Contractual lease obligations (incl. capitalized leases)	601,460	352,261	249,199	—	—
Total	20,546,155	17,795,799	2,750,356	—	—

We enter contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services. These contracts can usually be terminated with 30 to 180 days’ notice. In addition to this minimum duration, these contracts require full payment for services already commenced. In the table above, the amounts for unavoidable contractual obligations assumes that the contracts were terminated on December 31, 2020 and will then continue to run for approximately 30 to 180 days.

Contractual lease obligations

Contractual lease obligations mainly consist of payments pursuant to non-cancellable lease agreements relating to our leases of office space. The lease term of our premises in Jena, Germany expires in December 2022. The lease term of our premises in Planegg-Martinsried, Germany expires in May 2022. The lease term of our premises in Ann Arbor, United States expires in April 2021.

Funding requirements for future Capital Expenditure

We believe that our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 24 months.

We anticipate that our expenses will increase in the next years in connection with our ongoing activities. In particular, we anticipate that we will continue and complete Phase II clinical trials in AAV and PG, initiate Phase II clinical development in cSCC, and we will continue to conduct the Phase III part of the clinical trial in severe COVID-19. Additionally, we may pursue additional indications as well. We also plan to continue preclinical development of IFX-2. We plan to initiate new research and preclinical development efforts and we may seek marketing approval for any product candidates that we successfully develop. If we initiate a Phase III clinical development program with vilobelimab in HS, additional costs in connection with such development will be incurred. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts.

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances, and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interest of our current shareholders will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

C.	Research and development, patents and licenses, etc.

See ‘ITEM 4.  INFORMATION ON THE COMPANY — B Business Overview — Intellectual Property.’

D.	Trend information

For a discussion of trend information, see ‘ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.’

E.	Off-balance sheet arrangements

As of the date of this Annual Report, we did not have any off-balance sheet arrangements other than operating leases and third-party contracts with Contract Research Organizations (“CROs”) or Contract Manufacturing Organizations as described under ‘ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS — B. Liquidity and capital resources .’

F.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of directors

The following table presents information about our board of directors and senior management as of the date of this Annual Report.

Name	Position	Age	Initial year of appointment at InflaRx GmbH, InflaRx N.V. or InflaRx Pharmaceuticals Inc. (as applicable)*
Niels Riedemann	Executive Director and Chief Executive Officer	49	2007
Renfeng Guo	Executive Director and Chief Scientific Officer	50	2007
Thomas Taapken	Chief Financial Officer	55	2020
Jordan Zwick	Chief Strategy Officer	34	2019 **
Nicolas Fulpius	Non-Executive Director and Chairman of the Board	47	2007
Richard Brudnick	Non-Executive Director	64	2019
Mark Kubler	Non-Executive Director	46	2015
Lina Ma	Non-Executive Director	44	2016
Katrin Uschmann	Non-Executive Director	55	2007

* The terms, for which Mark Kubler, Lina Ma and Katrin Uschmann have been appointed to the Board of Directors, will expire in 2021 and the terms for which Richard Brudnick, Nicolas Fulpius, Renfeng Guo and Niels Riedemann have been appointed to the Board of Directors will expire in 2022. [Katrin Uschmann has informed us that she plans to step down from our Board of Directors when her term expires at the end of our Annual General Meeting later this year.]

** Jason Zwick was promoted to the Company’s Chief Strategy Officer in October 2020

Unless otherwise indicated, the current business address for our directors, senior management and key employees is InflaRx N.V., Winzerlaer Strasse 2, 07745 Jena, Germany.

The following is a brief summary of the business experience of our directors, senior management and key employees. Each director’s tenure reflects such director’s tenure on InflaRx GmbH’s board.

Non-executive directors

Nicolas Fulpius, Chairman. Mr. Fulpius is one of our co-founders and has served as a director and chairman of our Board since 2007. He has served as Chief Executive Officer at Ansam Group since 2020, as Chief Digital Officer for Swisscom Cloud Lab and for Swisscom Schweiz AG since 2015 and is member of the Venture Investment Committee of the Swisscom Venture Funds. Previously he was Chief Executive Officer and Shareholder of Veltigroup SA from 2010 to 2015. Prior to that role, he was a partner and shareholder in Affentrager Associates from 2006 to 2010, Investment Director and shareholder in Ultreia Capital from 2002 to 2006 and an Investment Manager at Lombard Odier from 1998 to 2002 for the Immunology Fund. He has served as chairman of the board of Idros S.A. and Baszanger SA since 2016 and as a member of the boards of Anaroll Holding S.A. since 2014, BRS Immobilier S.A. since 2013, Affentrager Associates AG since 2006 and CIMA Corporate Investment Management Affentrager Holding AG since 2006. He previously served on the boards of Swisscom Digital Technology S.A., Akenes S.A., Skwich Holding S.A., Veltigroup S.A., LANexpert S.A., insentia S.A., ITS Information Technologie Services S.A., epyx S.A. and Veltigroup Consulting S.A., among others. He holds an M.S. in Management Science and Engineering from Stanford University and the Swiss equivalent of an MBA from St. Gall University.

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

Lina Ma. Ms. Ma has been a director on our board since September 2016. Ms. Ma has been the Vice President and Secretary of the board of Staidson (Beijing) BioPharmaceuticals Co., Ltd. since June 2012 and a director since September 2018, the chairman of the board of Beijing Defengrei Biotechnology Co. Ltd since September 2015, the General Manager of Zhejiang Staidson Investment Co., Ltd. Since June 2017, the General Manager of Sichuan Staidson Biopharmaceutical Co., Ltd. Since March 2018, the Company Secretary of Staidson BioPharma Inc., in California, since 2013 and the Chief Executive Officer of Staidson Hong Kong Investment Company Limited, in Hong Kong, since 2015. In previous roles, she has served as the General Manager and Securities Affair Representative of Staidson (Beijing) BioPharmaceuticals Co., Ltd. from 2009 to 2012, in JOINN Laboratories (Beijing) from 2002 to 2009, and in the China Medical Association Telemedicine Consultation Center from 2000 to 2001. Ms. Ma holds a bachelor’s degree from Hunan Medical University in China and an MBA from HKU SPACE Community College.

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

 Thomas Taapken, Chief Financial Officer. Mr. Taapken joined InflaRx in October 2020 as CFO. Thomas has over 25 years of experience in the life sciences sector at senior management and board levels. Prior to joining InflaRx, he was Executive Chairman at Imcyse SA in Belgium. Thomas previously held executive management positions as CFO and CEO at several private and publicly listed companies, including Medigene AG, Epigenomics AG and Biotie Therapies Oyj. He has also served on the board of private and public companies such as Scibase AB, Immunic AG and others. He has successfully completed public and private financings, business and M&A transactions and worked in venture capital in both Germany and the U.S. Thomas holds a Ph.D. in Organic Chemistry from the Technical University of Berlin. He also studied economics and physics at the University of Göttingen.

 Jordan Zwick, Chief Strategy Officer. Mr. Zwick’s experience includes over a decade of working in finance, marketing and corporate development in a range of industries including life sciences and financial services. He started his career as a Trading Associate at Raymond James, before moving into healthcare in a marketing role at the global device-maker, Medtronic, where he launched a cardiac remote monitoring device in the acute care setting. Jordan entered the pharmaceutical sector on the business development team at Salix Pharmaceuticals, working on the research, analysis and execution of a wide range of transactions such as licensing deals, divestments, and M&A, including the $14.5B acquisition of Salix by Valeant Pharmaceuticals (now Bausch Health Companies) in 2015.  Post-acquisition, he became the Head of Strategy for the Salix business segment, leading all business development transactions, alliance management, strategic planning and portfolio management, playing a key role in the turnaround story of Bausch Health. Jordan graduated from Florida Atlantic University where he obtained an Honors BA in Economics and a MS in Economics. Jordan also holds an MBA from the University of San Francisco, an Advanced Graduate Certificate from the School of Continuing Studies at Georgetown, and is a Certified Licensing Professional.

B.	Compensation

Compensation of directors and senior management

The aggregate compensation, including benefits in kind, accrued or paid to our senior management with respect to the year ended December 31, 2020, for services in all capacities was €3,487,643. In 2020, we granted options to purchase 200,000 common shares to our senior management.

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

As of December 31, 2020, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our senior managers or directors, and in 2020, our non-executive directors received €283,127 in total compensation, including benefits in kind, from us for services in such capacity. Furthermore in 2020, we granted no options to our non-executive directors under the Plan.

Management and director service agreements

We have entered into management services agreements with each of our executive management team members, including our two executive directors that became effective upon the consummation of our initial public offering or at the time these managers joined the Company. The management services agreements contain a termination notice period for us and the executive directors appointed as such by a general meeting of shareholders. All of the management services agreements provide that the manager or executive director, as the case might be, may be terminated in the event of an urgent cause (dringende reden) without advance notice. In the event that an executive director no longer serves as an executive director but remains employed in his role as an executive employee of the Company, the executive director will not be entitled to any contractual severance or termination payments. Rather, we will enter into an employment agreement with the executive director, which may include substantially similar compensation terms as provided under the management services agreements. The management services agreements contain post-termination restrictive covenants, including perpetual confidentiality, and post-termination non-competition and non-solicitation covenants.

In addition, we have entered into letter agreements with each of our non-executive directors which became effective upon the consummation of our initial public offering or at the time these directors were appointed to our board. The letter agreements may be terminated, without advance notice, if the non-executive director is removed from the board of directors, resigns from the board of directors or such director’s term of office on the board of directors expires without his reappointment as a non-executive director. Additionally, each letter agreement provides for compensation, including an annual cash fee, an annual equity grant, a discretionary annual fee for membership on a committee of the board of directors, and a discretionary annual fee for acting as a chairperson of a committee of the board of directors. Also, the letter agreements contain a perpetual confidentiality covenant.

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

The annual general meeting on July 16, 2020, approved an amendment to the 2017 Long-Term Incentive Plan (LTIP) with effect from January 1, 2021:

•
increasing the maximum annual number of common shares in the Company’s capital available for issuance under the LTIP, starting on January 1, 2021, to 4% (from 3%) of the Company’s outstanding common shares (determined as of December 31 of the immediately preceding year); and

•
removing certain restrictions from the LTIP, which will allow the committee administering the LTIP and the Board to (i) lower the exercise price per share of any options and/or share appreciation rights issued under the LTIP or take any other action treated as a ‘repricing’ of an award and (ii) cancel any option and/or share appreciation rights in exchange for cash or another award granted under the LTIP, in either case, without prior approval of the Company’s shareholders.

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

Insurance and indemnification

Our current and future directors (and such other officer or employee as designated by the board of directors) have the benefit of indemnification provisions in the Articles of Association of InflaRx N.V. These provisions give the indemnified persons the right to recover from us amounts, including, but not limited to, litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties. However, there is no entitlement to indemnification for acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person. In addition, upon the closing of our initial public offering, we entered into agreements with our directors and executive officers to indemnify them against expenses and liabilities to the fullest extent permitted by law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgements, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, we provide our directors with directors’ and officers’ liability insurance.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compliance with NASDAQ listing requirements

We are a foreign private issuer. As a result, in accordance with NASDAQ listing requirements, we comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance requirements. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders in the United States. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, and thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of NASDAQ, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires an issuer to have a compensation committee that, among other things, consists entirely of independent directors and makes determinations regarding the independence of any compensation consultants, Nasdaq Listing Rule 5605(e), which requires an issuer to have independent director oversight of director nominations, and Nasdaq Listing Rule 5605(b)(2), which requires an issuer to have a majority of independent directors on its board. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see ‘ITEM 10.  ADDITIONAL INFORMATION — B. Memorandum and articles of association.’

C.	Board practices

Board of Directors

Our board of directors is composed of seven members as of March 24, 2021, two of whom are executive directors. Our executive directors and the chairman of our board shall initially serve for four-year terms and our other non-executive directors shall initially serve for three-year terms, in each case until the earlier of their successors being duly appointed, their resignation or their removal. After these terms, our directors may be nominated for re-appointment for such terms as may be deemed appropriate by our board of directors. For the years of the directors’ initial appointment and term expiration dates, see —A. Directors and senior management.

Board Committees

Audit committee

The audit committee currently consists of Nicolas Fulpius, Mark Kuebler and Richard Brudnick. The audit committee assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the recommendation for appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our board of directors has determined that each member of the Audit Committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and each qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The audit committee is governed by a charter that complies with applicable NASDAQ rules, which charter has been posted on our website.

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

As of December 31, 2020, we had 49 employees, including 19 with M.D. or Ph.D. degrees. We consider our relationship with our employees to be very good.

E.	Share ownership

          See ‘ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS — A. Major shareholders Major shareholders.’

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of December 31, 2020:

•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares (as of the date of such shareholder’s Schedule 13G filing for InflaRx N.V. with the SEC);

•	each of our directors and senior management; and
•	all directors and senior management as a group.

The number of common shares beneficially owned by each entity, person or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power or to receive the economic benefit of ownership of the shares, as well as any common shares that the individual has the right to acquire within 60 days of December 31, 2020 through the exercise of any option, warrant or other right. The percentage of shares beneficially owned is computed on the basis of 28,228,415 common shares outstanding as of December 31, 2020. Common shares that a person has the right to acquire within 60 days of December 31, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and senior management as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person. All shareholders have similar voting rights. As of December 31, 2020, 3,627,192 common shares, representing 12.8% of our issued and outstanding common shares, were held by four U.S. record holders.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o InflaRx GmbH, Winzerlaer Str. 2, 07745 Jena, Germany.

	Common Shares Beneficially Owned
	Number	Percent of
5% Shareholders
Entities affiliated with Staidson Hong Kong Investment Company Limited(1)	2,316,644	8.9%
Entities affiliated with Baker Brothers Advisors LP(2)	856,288	3.0%
Directors and Senior Management
Niels Riedemann(3)	2,292,615	8.1%
Renfeng Guo(4)	2,677,349	9.5%
Thomas Taapken(5)	3,500	*
Jordan Zwick (6)	31,250	*
Nicolas Fulpius(7)	502,385	1.8%
Richard Brudnick(8)	62,302	*
Mark Kubler(9)	1,001,787	3.5%
Lina Ma(10)	34,464	*
Katrin Uschmann(11)	49,584	*
All directors and senior management as a group (9 persons)	6,655,236	23.6%

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

1.
Staidson Hong Kong Investment Company Limited (“STS”) is wholly owned by Staidson (Beijing) Biopharmaceuticals Co., Ltd., a publicly held entity whose common shares are listed on the Shenzhen Stock Exchange. The address for STS is 1/F 122D Ma Yautong Sai Kung, Hong Kong.

2.
The common shares are held with Baker Bros. Advisors LP (the “Adviser”) and Baker Bros. Advisors (GP) LLC (the “Adviser GP”) as reported by Felix J. Baker and Julian C. Baker (collectively, the “Reporting Persons”) on the Schedule 13G filed with the SEC on February 16, 2021.  The aggregate number of Common Shares directly held by each of Baker Brothers Life Sciences, L.P. is 785,316 and 667, L.P. is 70,912 for a combined 856,228.  The address of Baker Brother Advisors LP is 860 Washington Street, 3rd Floor, New York, NY 10014.

3.
Consists of (a) 1,068,908 common shares, (b) 404,040 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of US$3.35 per share, which shall expire on November 18, 2031, (c) 126,005 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, (d) 689,253 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on December 13, 2025 and 5,409 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on November 20, 2026.

4.
Consists of (a) 1,711,658 common shares, (b) 336,672 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of US$3.35 per share, which shall expire on November 18, 2031, (c) 623,610 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on December 13, 2025 and 5,409 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on November 20, 2026.

5.	Consists of 3,500 common shares
6.
Consists of 31,250 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2019 Plan at an exercise price of US$2.28 per share, which shall expire on October 24, 2027

7.
Consists of (a) 467,921 common shares, and (b) 34,464 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on December 13, 2025.

8.
Consists of a) 50,000 common shares and b) 12,302 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on February 4, 2027.

9.
Consists of (a) 960,015 common shares, (b) 7,308 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, and (c) 34,464 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on December 13, 2025.

10.
Consists of 34,464 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on December 13, 2025.

11.
Consists of (a) 15,120 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, and (b) 34.464 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of US$3.35 per share, which shall expire on December 13, 2025.

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

On July 8, 2020, the Company filed with the United States Securities and Exchange Commission (SEC) a Form F-3 registration statement with respect to the offer and sale of securities of the Company (Shelf Registration Statement). The Company also filed with the SEC a prospectus supplement (Prospectus Supplement) relating to an at-the-market program providing for the sales of our stock over time of up to $50.0 million of its common shares pursuant to a Sales Agreement with SVB Leerink LLC. As of December 31, 2020, the Company had issued 1,958,186 common shares resulting in €9.0 million in net proceeds to the Company. Subsequently we issued 610,022 shares through an ATM program. Following these issuances, the remaining value authorized for sale under the at-the-market program is $35.2 million.

On February 25, 2021, the Company sold an aggregate of 15,000,000 common shares through a public offering. The common shares were sold at a price of $5.00 per share and have a nominal value of €0.12 per share. For each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80. The warrants are exercisable immediately and have a term of up to one year. The gross offering proceeds to the Group from this offering were $75.0 million (€61.6 million), before deducting $4.5 million (€3.7 million) in underwriting discounts and other offering expenses of $0.5 million (€0.5 million) and excluding the exercise of any warrants. The aforementioned Euro amounts were calculated using the exchange rate as of March 01, 2021 (1 USD = 0.8297 EUR).

B.	Related party transactions

The following is a description of related party transactions we have entered since January 1, 2020 with any of our officers, directors and the holders of more than 5% of our common shares:

Indemnification agreements

We entered into indemnification agreements with our directors and senior management. The indemnification agreements and our Articles of Association require us to indemnify our directors to the fullest extent permitted by law. See ‘ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — B. Compensation — Insurance and indemnification’ for a description of these indemnification agreements.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

See ‘ITEM 18.  FINANCIAL STATEMENTS,’ which contains our audited financial statements prepared in accordance with IFRS.

Legal proceedings

From time to time we are involved in legal proceedings that arise in the ordinary course of business. We believe that the outcome of these proceedings, if determined adversely, will not have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and our employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. For an additional discussion of certain risks associated with legal proceedings, see ‘ITEM 3.  KEY INFORMATION — C. Risk factors.’

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

A discussion of the significant changes in our business can be found under ‘ITEM 4.  INFORMATION ON THE COMPANY — A. History and development of the company.’

ITEM 9.	THE OFFER AND LISTING

A.	Offering and listing details

Not applicable.

B.	Plan of distribution

Not applicable.

C.	Markets

Our common shares began trading on the Nasdaq Global Select Market under the symbol “IFRX” on November 8, 2017.

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

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
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

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
•	persons that own or are deemed to own ten percent or more of our shares (by vote or value);
•	persons that acquire our shares directly or indirectly in connection with the performance of services;
•	persons who are subject to Section 451(b) of the Code; or
•	persons holding common shares in connection with a trade or business conducted outside of the United States.

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

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances. In particular, because our group includes a U.S. subsidiary, InflaRx Pharmaceuticals, Inc., and therefore under current law our subsidiary InflaRx GmbH is treated as a controlled foreign corporation (regardless of whether we are or are not treated as a controlled foreign corporation), any U.S. Holder that owns or is deemed to own ten percent or more of our shares (by vote or value) is urged to consult its tax advisor regarding the potential application of the “Subpart F income” and “global intangible low-taxed income” rules to an investment in our common shares.

Taxation of Distributions

As discussed above under ‘ITEM 8.  FINANCIAL INFORMATION — A. Consolidated statements and other financial information — Dividends and Dividend policy,’ we do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company (‘PFIC’) rules described below, distributions paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). For so long as we are treated as a PFIC with respect to a U.S. Holder (or were treated as a PFIC with the respect to the U.S. Holder in the preceding taxable year), dividends paid to certain non-corporate U.S. Holders will not be eligible for taxation as “qualified dividend income.” To the extent we are not treated as a PFIC with respect to a U.S. Holder and were not treated as a PFIC with the respect to the U.S. Holder in the preceding taxable year (if for example in future years we cease to meet the threshold requirements for PFIC status and the U.S. Holder initially acquires our common shares in a year in which we are not treated as a PFIC and we are not so treated thereafter or we were a PFIC with respect to a U.S. Holder for a year during which a U.S. Holder holds common shares but the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its common shares), for so long as our common shares are listed on NASDAQ or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to such a U.S. Holder that is not a corporation would generally be eligible for taxation as “qualified dividend income” if certain other requirements are met, which is generally taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. The amount of a dividend will include any amounts withheld by us in respect of German or Dutch income taxes. Subject to the PFIC rules described below, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code and (ii) dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, German or Dutch income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. German or Dutch taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may deduct foreign taxes, including any German or Dutch income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. See ‘ITEM 3.  KEY INFORMATION — C. Risk factors — If we pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.’

Sale or Other Disposition of Common Shares

Subject to the PFIC rules described below, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

Passive Foreign Investment Company Rules

We believe it is likely that we were a “passive foreign investment company,” or a (“PFIC”), for U.S. federal income tax purposes in 2018, 2019 and 2020, and we may be a PFIC in one or more future taxable years. In addition, we may, now or in the future directly or indirectly, hold equity interests in other PFICs (any such PFIC, a “Lower-tier PFIC”). Under the Internal Revenue Code of 1986, as amended (the “Code”), generally a non-U.S. corporation will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. It is also possible that we will be a PFIC in any future taxable year because, among other things, (i) we currently own a substantial amount of passive assets, including cash and securities that may give rise to passive income, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its common shares.

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

The IRS recently finalized Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC and whether a U.S. shareholder holds PFIC stock and recently released proposed Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC. These Treasury Regulations and proposed Treasury Regulations (if finalized) may affect whether we are a PFIC in in any future year. You should consult your tax adviser regarding the effect, if any, these Treasury Regulations may have, or such proposed Treasury Regulations would have, on the determination of our PFIC status.

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

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary for Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.

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

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of our common shares, such holder will be taxed annually on a deemed, variable return (with a maximum of 5.28% in 2020)) of such holder’s net investment assets for the year (rendementgrondslag) at an income tax rate of 30%.

The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The common shares are included as investment assets. A tax free allowance may be available. Actual income, gains or losses in respect of the common shares are as such not subject to Dutch income tax.

For the net investment assets on January 1, 2020, the deemed return ranges between 1.7893% up to 5.28% (depending on the aggregate amount of the net investments assets). The deemed, variable return will be adjusted annually on the basis of historic market yields.

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

We do not engage in activities involving other market price risks. For additional information on market risk, refer to Note 5 ‘Risk’ within our audited financial statements and notes prepared in accordance with IFRS, included in ‘ITEM 18.  FINANCIAL STATEMENTS.’

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

We received net proceeds of €49.2 million, after deducting underwriting discounts and commissions of approximately €3.2 million. Our expenses in connection with the issuance of shares through December 31, 2018, other than underwriting discounts and commissions, were the following:

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

In the twelve months ended December 31, 2020, InflaRx used approximately €37.4 million of the net proceeds from its initial public offering in November 2017 to fund costs related to the development of vilobelimab, including preparation for the planned Phase IIb study to determine efficacy and safety of vilobelimab in patients with moderate or severe HS, as well as general and administrative expense. There has been no significant change in the planned use of proceeds from our initial public offering as described in our final prospectus dated November 7, 2017 filed with the SEC on November 8, 2017.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2020, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Our board of directors has determined that Nicolas Fulpius, Mark Kuebler and Richard Brudnick are audit committee financial experts, as that term is defined by the SEC, and all three are independent for the purposes of SEC and Nasdaq rules relating to the independence of the audit committee.

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

Audit fees in 2020 amounted to €568,750 and relate to audit services. These services were provided by our principal accountants, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft with €488,000 in connection with our annual audit, quarterly review and review of registration statements for the Company, as well as by our former auditor KPMG AG Wirtschaftsprüfungsgesellschaft with €80,750 for a review of the Company`s registration statements.

Audit fees in 2019 amounted to €248,054 and relate to audit services provided by our principal accountants in 2019, KPMG AG Wirtschaftsprüfungsgesellschaft, in connection with our annual audit and quarterly review and review of registration statements for the Company.

B.	Audit-Related Fees

None.

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

F.	Audit Work Performed by Other Than Principal Accountant if Greater than 50%

Not Applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) served as our independent registered public accounting firm since 2008. At our Annual General Meeting of Shareholders held July 16, 2020, Ernst & Young, following a selection process led by the Audit Committee and upon the recommendation of the Board of Directors, was appointed by our shareholders as our independent registered public accounting firm for the 2020 fiscal year.

KPMG’s reports on our consolidated financial statements for the fiscal years ended December 31, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principle, except as follows:

KPMG’s report on the consolidated financial statements of InflaRx N.V. and subsidiaries as of and for the two years ended December 31, 2019, contained a separate paragraph stating that: “As discussed in Note 2.2.8 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of International Financial Reporting Standard 16, Leases.”

 During our fiscal years ended December 31, 2019 and 2018, and the subsequent interim period through July 16, 2020, there have been no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference thereto in their reports on the consolidated financial statements of such years, or (2) reportable events as defined by the instructions to Item 16F of the Form 20-F.

We have provided KPMG with a copy of this disclosure and requested that KPMG furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. KPMG’s letter is attached as Exhibit 15.3 to this Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

For a description of the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on Nasdaq, see ‘ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — C. Board practices — Corporate Governance Practices.’

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, see pages F-1 to F-34 to this Annual Report.

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

2.2+	Form of Senior Indenture (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3ASR (File No. 333-230560) filed with the SEC on March 28, 2019).
2.3+	Form of Subordinated Indenture (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-3ASR (File No. 333-230560) filed with the SEC on March 28, 2019).
2.4*	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934.
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
4.6
Amendment to InflaRx Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-240185 filed with the SEC on July 30, 2020).

8.1*	List of Subsidiaries.
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
15.2*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft
15.3*	Letter from KPMG AG Wirtschaftsprüfungsgesellschaft regarding Item 16F
101
The following materials from our Annual Report on Form 20-F for the year ended December 31, 2020 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

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

InflaRx N.V.
	By:	/s/ Niels Riedemann
		Name:	Niels Riedemann
		Title:	Chief Executive Officer and Director

Date: March 25, 2021

	By:	/s/ Thomas Taapken
		Name:	Thomas Taapken
		Title:	Chief Financial Officer

Date: March 25, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of InflaRx N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of InflaRx N.V. and subsidiaries (the Company) as of December 31, 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2020.

Munich, Germany
March 24, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
InflaRx N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of InflaRx N.V. and subsidiaries (the Company) as of December 31, 2019, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows foreach of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2.2.8 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of International Financial Reporting Standard 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We served as the Company’s auditor from 2008 to 2020.

Leipzig, Germany
April 28, 2020

InflaRx N.V. and subsidiaries
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
		(in €, except for share data)
Operating Expenses
Research and development expenses	3.1	(25,684,140)	(44,582,136)	(25,028,554)
General and administrative expenses	3.2	(8,467,203)	(12,501,048)	(12,786,869)
Total Operating Expenses		(34,151,343)	(57,083,184)	(37,815,422)
Other income		221,748	400,253	303,860
Other expenses		(13,209)	(85,242)	(4,802)
Operating Result		(33,942,804)	(56,768,173)	(37,516,364)
Finance income	3.4.1	887,702	2,840,676	2,182,842
Finance expenses	3.4.1	(26,000)	(22,265)	—
Foreign exchange result	3.4.2	(776,512)	694,944	5,626,071
Other financial result	3.4.3	(126,000)	—	(107,182)
Income Taxes		—	—	—
Loss for the Period		(33,983,614)	(53,254,817)	(29,814,634)

Share Information	4.9
Weighted average number of shares outstanding		27,064,902	26,004,519	25,095,027
Loss per share (basic/diluted)		(1.26)	(2.05)	(1.19)

Loss for the Period		(33,983,614)	(53,254,817)	(29,814,634)
Other comprehensive income (loss) that may be re-classified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		(5,954,019)	2,177,033	50,196
Total Comprehensive Loss		(39,937,633)	(51,077,785)	(29,764,438)

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries
Consolidated Statements of Financial Position as of December 31, 2020 and 2019

	Note	December 31, 2020	December 31, 2019
		(in €)
ASSETS
Non-current assets
Property and equipment*	4.1	408,263	576,373
Right-of-use assets*	4.2	546,694	836,924
Intangible assets	4.3	350,183	452,400
Other assets	4.5	353,522	452,217
Financial assets	4.7	272,268	272,614
Total non-current assets		1,930,930	2,590,528
Current assets
Current other assets*	4.5	3,734,700	2,365,916
Income tax receivable*	4.6.3	1,419,490	1,134,968
Financial assets	4.7	55,162,033	82,353,867
Cash and cash equivalents	4.8	25,968,681	33,131,280
Total current assets		86,284,904	118,986,031
TOTAL ASSETS		88,215,834	121,576,558

EQUITY AND LIABILITIES
Equity
Issued capital	4.9.1	3,387,410	3,132,631
Share premium	4.9.3	220,289,876	211,006,606
Other capital reserves	4.9.3	26,259,004	25,142,213
Accumulated deficit	4.9.3	(168,345,620)	(134,362,006)
Other components of equity	4.9.3	(3,726,791)	2,227,228
Total equity		77,863,880	107,146,673
Non-current liabilities
Lease liabilities	4.4	220,525	330,745
Other liabilities		33,323	39,013
Total non-current liabilities		253,847	369,758
Current liabilities
Trade and other payables	4.10	8,258,133	12,413,662
Lease liabilities	4.4	338,516	515,203
Employee benefits		1,368,731	975,629
Other liabilities		117,727	105,634
Provisions		15,000	50,000
Total current liabilities		10,098,107	14,060,128
Total Liabilities		10,351,954	14,429,886
TOTAL EQUITY AND LIABILITIES		88,215,834	121,576,558
*   Please refer to Note 2.1 regarding certain presentational reclassifications

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2020, 2019 and 2018

	Note	Shares outstanding	Issued capital	Share premium
			(in €)
Balance as of January 1, 2018		23,812,100	2,857,452	161,638,566
Loss for the Period		—	—	—
Exchange differences on translation of foreign currency		—	—	—
Total Comprehensive Loss		—	—	—
Issuance of common shares	4.9	1,850,000	222,000	52,768,733
Transaction costs		—	—	(3,801,265)
Equity-settled share-based payments	3.6	—	—	—
Share options exercised		302,279	36,273	415,801
Balance as of December 31, 2018		25,964,379	3,115,725	211,021,835
Loss for the Period		—	—	—
Exchange differences on translation of foreign currency		—	—	—
Total Comprehensive Loss		—	—	—
Equity-settled share-based payments	3.6	—	—	—
Share options exercised		140,876	16,905	(15,229)
Balance as of December 31, 2019		26,105,255	3,132,631	211,006,606
Loss for the Period		—	—	—
Exchange differences on translation of foreign currency		—	—	—
Total Comprehensive Loss		—	—	—
Issuance of common shares	4.9	1,958,186	234,982	9,535,961
Transaction costs		—	—	(729,840)
Equity-settled share-based payments	3.6	—	—	—
Share options exercised		164,974	19,797	477,149
Balance as of December 31, 2020		28,228,415	3,387,410	220,289,876

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2020, 2019 and 2018 – continued

	Note	Other capital reserves	Accumulated deficit	Other components of equity	Total equity
			(in €)
Balance as of January 1, 2018		6,225,353	(51,292,555)	—	119,428,816
Loss for the Period		—	(29,814,634)	—	(29,814,634)
Exchange differences on translation of foreign currency		—	—	50,196	50,196
Total Comprehensive Loss		—	(29,814,634)	50,196	(29,764,438)
Issuance of common shares	4.9	—	—	—	52,990,733
Transaction costs		—	—	—	(3,801,265)
Equity-settled share-based payments	3.6	12,084,651	—	—	12,084,651
Share options exercised		—	—	—	452,075
Balance as of December 31, 2018		18,310,003	(81,107,188)	50,196	151,390,571
Loss for the Period		—	(53,254,817)	—	(53,254,817)
Exchange differences on translation of foreign currency		—	—	2,177,033	2,177,033
Total Comprehensive Loss		—	(53,254,817)	2,177,033	(51,077,784)
Equity-settled share-based payments	3.6	6,832,210	—	—	6,832,210
Share options exercised		—	—	—	1,676
Balance as of December 31, 2019		25,142,213	(134,362,006)	2,227,228	107,146,673
Loss for the Period		—	(33,983,614)	—	(33,983,614)
Exchange differences on translation of foreign currency		—	—	(5,954,019)	(5,954,019)
Total Comprehensive Loss		—	(33,983,614)	(5,954,019)	(39,937,633)
Issuance of common shares		—	—	—	9,770,943
Transaction costs		—	—	—	(729,840)
Equity-settled share-based payments	3.6	1,116,791	—	—	1,116,791
Share options exercised		—	—	—	496,946
Balance as of December 31, 2020		26,259,004	(168,345,620)	(3,726,791)	77,863,880

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries
Consolidated Statements of Cash Flows for the Years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
			(in €)
Operating activities
Loss for the Period		(33,983,614)	(53,254,817)	(29,814,634)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		712,713	663,166	173,630
Net finance income	3.4	40,810	(3,513,355)	(7,701,731)
Share-based payment expense	3.6	1,116,791	6,832,210	12,084,651
Net foreign exchange differences		(247,322)	(368,477)	(17,257)
Other non-cash adjustments		3,436	60,628	213,956
Changes in:
Other assets		(1,554,611)	(2,364,399)	(893,602)
Current financial assets		—	—	(316,112)
Employee benefits		355,545	235,500	494,837
Other liabilities		8,960	(209,948)	304,627
Trade and other payables		(4,155,529)	5,734,795	2,243,137
Interest received		1,201,547	3,001,109	1,679,250
Interest paid		(26,387)	(20,903)	—
Net cash used in operating activities		(36,527,661)	(43,204,492)	(21,549,248)
Investing activities
Purchase of intangible assets and property and equipment		(94,189)	(594,889)	(806,531)
Purchase of non-current other financial assets		—	(75,543)	(209,705)
Proceeds from the disposal of non-current other financial assets		—	—	21,811
Purchase of current financial assets		(101,600,176)	(82,547,409)	(106,445,120)
Proceeds from the maturity of current financial assets		123,056,347	103,559,395	7,990,204
Net cash from/ (used in) investing activities		21,361,982	20,341,554	(99,449,341)
Financing activities
Proceeds from issuance of common shares	4.9	9,770,944	—	52,990,733
Transaction costs from issuance of common shares		(729,841)	—	(3,801,265)
Proceeds from exercise of share options	3.6	496,946	1,676	452,075
Repayment of lease liabilities		(366,156)	(296,020)	—
Net cash from/ (used in) financing activities		9,171,893	(294,344)	49,641,542
Net increase/(decrease) in cash and cash equivalents		(5,993,786)	(23,157,282)	(71,357,047)
Effect of exchange rate changes on cash and cash equivalents		(1,168,813)	902,321	3,461,399
Cash and cash equivalents at beginning of period		33,131,280	55,386,240	123,281,888
Cash and cash equivalents at end of period	4.8	25,968,681	33,131,280	55,386,240

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries
Notes to the Consolidated Financial Statements

1.	Corporate Information

The consolidated financial statements of InflaRx N.V. and its subsidiaries (collectively, the ‘Group’) for the year ended December 31, 2020 were authorized for issue in accordance with a resolution of the Board of Directors on March 24, 2021. InflaRx N.V. (the ‘Company’) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s common shares have been listed on the NASDAQ Global Select Market under the symbol “IFRX”.

InflaRx N.V. and its subsidiaries are a clinical-stage biopharmaceutical Group focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a.

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

The Group’s subsidiaries at December 31, 2020 are set out below. Unless otherwise stated, they have share capital consisting solely of common shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company.

Name	Place of business/ country of incorporation	Functional currency	Ownership interest held by the Company		Principal activities
			2020	2019
InflaRx GmbH	Germany	EUR	100%	100%	Principal operating subsidiary, biopharmaceutical company
InflaRx Pharmaceutical Inc.	U.S.	USD	100%	100%	Subsidiary for basic research

2.	Significant accounting policies

2.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (herein ‘IFRS’).

The consolidated financial statements have been prepared on a historical cost basis. Certain prior year amounts have been reclassified for consistency with the current year presentation. ‘Right-of-use assets’ have been presented separately from ‘Property and equipment’ and ‘Income tax receivable’ has been presented separately from ‘Current other non-financial assets’ in the statements of financial position. These reclassifications had no effect on the reported results of operations.

These consolidated financial statements of the Group comprise the Company and its wholly-owned subsidiaries InflaRx GmbH, and InflaRx Pharmaceutical Inc. The consolidated financial statements are presented in Euro (€). Effective January 1, 2019, the functional currency of InflaRx N.V. has changed to the U.S. Dollar ($ or USD) from €, as most of the income and expenses of InflaRx N.V. occur in $. The presentation currency of the Group did not change and continues to be €, as the functional currency of the largest operating company, InflaRx GmbH, continues to be the €. The functional currency of InflaRx Pharmaceutical Inc is USD. All financial information presented in Euro has been rounded to the nearest Euro, unless stated otherwise.

2.2.	Summary of significant accounting policies

This section describes significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.2..1.	New and amended standards adopted by the Group

The below listed amendments and interpretations apply for the first time in 2020, but do not have a material impact on the consolidated financial statements of the Group:

•
Conceptual Framework Amendments, References to the Conceptual Framework in IFRS Standards (IFRS 2 Share-Based Payment,  IFRS 3 Business Combinations, IAS 1 Presentation of Financial Statements, IAS 8 Accounting Policies, IAS 34 Interim Financial Reporting, IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRIC 12 Service Concession Arrangements, IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments IFRIC 22 Foreign Currency Transactions and Advance Consideration, SIC 32 Intangible Assets — Web Site Costs,), effective as of January 1, 2020

•	IFRS 3 Business Combinations, Definition of a business, effective January 1, 2020
•	IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments Disclosures, IFRS 9 Financial Instruments, Interest Rate Benchmark Reform — Phase 1, effective January 1, 2020,
•	IAS 1 Presentation of Financial Statements, IAS 8 Accounting Policies, Definition of Material, as of January 1, 2020

2.2..2.	New standard not yet adopted

The following amendments will be adopted effective January 1, 2021 and are not expected to have a material impact on the consolidated financial statements of the Group:

•	Interest Rate Benchmark Reform — Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
•	COVID-19-related Rent Concessions, Amendment to IFRS 16

The following standards issued will be adopted in a future period and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

•	Amendments to IFRS 4 Insurance Contracts
•	IFRS 17 Insurance Contracts, including Amendments to IFRS 17
•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current
•	Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; Annual Improvements 2018-2020
•	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
•	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates

2.2..3.	Current and non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification.

Current assets include assets that are sold, consumed or realized as part of the normal operating cycle (operating cycle is assumed to be 12 months), or cash and cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

Current liabilities, such as trade payables, lease liabilities or employee benefits with a term of up to 12 months, and payables for operating costs or social security charges, are part of the working capital used in the Company’s normal operating cycle. Such operating items are classified as current liabilities even if they are due to be settled more than 12 months after the reporting period. All other liabilities are classified as non-current.

2.2..4.	Foreign currency transactions

Transactions in a foreign currency are initially translated into the respective functional currency using the spot rate prevailing on the dates of the transaction. Monetary items which are not denominated in the functional currency are subsequently translated using the rate applicable at the end of the period. The resulting currency gains and losses are recognized directly in profit or loss.

On consolidation, the assets and liabilities of operations in a currency other than Euro (the presentation currency of the Company’s) are translated into Euros at the rate of exchange prevailing at the reporting date and their statements of operations are translated with monthly average exchange rates during the reporting period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss. OCI is disclosed as ‘other components of equity’ in consolidated statements of financial position.

2.2..5.	Notes to the cash flow statement, cash, and cash equivalents

The consolidated statements of cash flows have been prepared using the indirect method for cash flows from operating activities. The cash disclosed in the consolidated statements of cash flows is comprised of cash and cash equivalents. Cash comprises cash on hand and demand deposits. Cash equivalents are short-term bank deposits that are readily convertible to a known amount of cash and are not subject to a significant risk of changes in value with an original maturity of three month or less. Interest paid and received is included in the cash from operating activities.

2.2..6.	Research and development expenses

Research and development expenses comprise third party services, wages and salaries, cost of materials, intellectual property related expenses, depreciation and amortization of relevant equipment and intangibles as well as overhead. Research and development expenses mainly consist of costs for clinical trials and manufacturing of the Company’s clinical drug product; additionally, costs are incurred for pre-clinical activities as well as basic research activities.

Development expenses must be capitalized if the criteria of IAS 38 are met. In the periods presented, no development expenses were capitalized because management does not believe all the recognition criteria of IAS 38 had been met. This assessment is due to the general uncertainties in drug development and the unpredictability of regulatory requirements. Therefore, research expenditure and development expenditures are expensed when incurred.

2.2..7.	Employee benefits

2.2..7.1.	Short-term employee benefits

Liabilities for wages and salaries and cash bonuses are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as employee benefits in the consolidated statements of financial position. A liability is recognized, if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.2..7.2.	Share-based payment transactions

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, including an estimate of forfeitures, such that the amount ultimately recognized is based on the number of awards that meet the related service conditions at the vesting date. For share-based payment awards with immediate vesting, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no gain or loss recognized for differences between expected and actual outcomes.

2.2..8.	Lease arrangements

The Group leases various properties, laboratory and office equipment and cars. Rental contracts are typically made for fixed periods of one to three years but may have renewal options. The lease agreements do not impose any covenants, but leased assets may not be used as collateral for borrowing purposes. The Group applied IFRS 16 Leases for the first time starting January 1, 2019, previous periods were not adjusted retrospectively. See Note 4.4 for the effect of this change on amounts recognized in profit or loss. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Before January 1, 2019, the Group did not identify any finance leases. For an operating lease, the leased property was not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under prepayments and trade and other payables, respectively.

Set forth below are the accounting policies of the Group applied under IFRS 16 after its first-time adoption effective January 1, 2019.

2.2..8.1.	Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. On December 31, 2020, the remaining useful lives of the Company’s right-of-use assets range between four and 33 months. Right-of-use assets are subject to impairment.

2.2..8.2.	Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments which depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date, since the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

2.2..8.3.	Short-term leases and leases of low-value assets

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

2.2..8.4.	Determining the lease term of contracts

After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise the option to renew.

The Group further determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The leases which currently also result in the capitalization of a right of use asset, do not include any renewal options. For future lease contracts with potential renewal options the Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. In doing so, management would consider all relevant factors that create an economic incentive for it to exercise the renewal.

2.2..9.	Interest income

Interest income is derived from interest-bearing financial assets, including cash equivalents. Interest income on cash and cash equivalents, financial assets at amortized cost calculated using the effective interest rate method is recognized in the consolidated statements of operations and comprehensive loss as part of finance income.

2.2..10.	Intangible assets

Intangible assets mainly comprise purchased IT software. Intangible assets are initially measured at acquisition cost, including any directly attributable costs of preparing the asset for its intended use less accumulated amortization and accumulated impairment losses, if any. Amortization begins when an asset is available for use and amortization is calculated using the straight-line method to allocate cost over the estimated useful lives. Software is amortized over three years. The useful lives of intangible assets are reviewed at each reporting date. The effect of any adjustment to useful lives is recognized prospectively as a change of accounting estimate. The Group only owns intangible assets with a definite useful life.

2.2..11.	Property and equipment

Laboratory and office equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

All repairs and maintenance are recognized in profit or loss during the financial period in which they are incurred, because they do not constitute a separate asset.

Depreciation on laboratory and office equipment is calculated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

•	Laboratory equipment: three to 13 years
•	Office equipment: one to five years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘other income’ or ‘other expenses’ in the consolidated statements of operations and comprehensive loss.

2.2..12.	Financial assets and liabilities (financial instruments)

2.2..12.1.	Definition

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The Group’s financial assets include predominantly quoted fixed-interest debt securities. The financial liabilities comprise trade and other payables (incl. accrued liabilities from the R&D projects).

2.2..12.2.	Criteria for the recognition and derecognition, initial measurement

In general purchases or sales of financial assets are recognized on the settlement date, i.e., the date that the Group renders or receives the counter performance (typically cash). The Group initially measures a financial asset at its fair value plus transaction costs.

The Group initially recognizes non-derivative financial liabilities on the date that they are originated at fair value net of directly attributable transaction costs. The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire.

2.2..12.3.	Subsequent measurement method

Considering the Group’s business model for managing the financial assets, whose objective is to hold them in order to collect contractual cash flows, and their contractual cash flow characteristics, that are solely payments of principal and interest on the principal amount outstanding, the Group classifies the quoted debt securities with fixed interest rates as subsequently measured at amortized cost using the effective interest method (EIR). The financial assets are also subject to impairment.

The Group’s financial liabilities are classified as subsequently measured at amortized cost which is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

An analysis of the carrying amounts from the consolidated statements of financial position by measurement category is disclosed under ‘under ‘4.7 Financial assets and financial liabilities.’

2.2..12.4.	Criteria for realization of income and expenses

Interest income is accrued using the relevant effective interest rate. Interest expense on liabilities, if any, is also accrued based on the effective interest rate.

Gains and losses on the disposal of financial instruments are recognized in full when all significant risks and rewards have been transferred. In the case of a partial transfer of risks and rewards, a distinction would be made as to whether control remains with the company or is transferred.

Impairment losses on financial assets are recognized in profit or loss. The Group recognizes an allowance for expected credit losses (ECLs) for the financial assets held, see Note ‘3.4 Net Financial Result’.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. ECLs are generally recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). For the quoted debt securities with fixed interest rates, which have high credit ratings and no significant increases in credit risk since initial recognition, the Group determines the exposure to credit default using CDS pricing information (i.e. credit default swap values) published by credit agencies and recognizes a 12-month ECL.

2.2..13.	Fair Value Measurement

The Group does not measure any financial asset or liability at fair value. The carrying amount of all financial instruments approximates their fair value, with the exception of quoted debt securities which fair values are disclosed (see ‘4.7 Financial assets and financial liabilities’).

When measuring the fair value of an asset or a liability, the Group would use observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

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

The Group would recognize transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

2.2..14.	Income tax

Income taxes comprise current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive loss.

2.2..15.	Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. Expected tax payable or receivable on the taxable income or loss for the year, are calculated using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

In the periods presented; the Group did not incur income tax expense. Taxes withheld by banks and remitted to tax authorities were reimbursed after filing of the annual tax declaration.

2.2..16.	Deferred income tax

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

Deferred tax assets arising from tax loss carryforwards are recognized only to the extent that the Group has sufficient taxable temporary differences or there is convincing evidence that sufficient future taxable profit will be available against which the unused tax losses can be utilized. As of December 31, 2020 and 2019, based on management’s judgment, it was not probable that taxable profit will be available against which the unused tax losses can be utilized; no deferred tax assets were therefore recognized in the consolidated statements of financial position.

2.3.	Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In preparing these consolidated financial statements, the critical judgments made by management in applying the Group’s accounting policies involve the following areas:

Accounting for share-based payments

When determining the grant date fair value of share-based payment awards, assumptions must be made regarding the key parameters of the grant (see Note ‘3.6.2 Measurement of fair values of share options granted’). In 2020, the Company kept its share price volatility assumption at 135% which has been used for the valuation of all share option grants since June 2019. Although the average volatility has decreased to approximately 130% since June 2019, management believes that an average volatility of 135% is still appropriate as future value inflection points will influence the share price of the Company and consequently will increase the volatility.  Additionally, the Company must estimate the number of equity instruments which will vest in future periods as awards may be forfeited prior to vesting due to an awardee’s failure to satisfy a performance condition, including due to employment termination. An assumption of the forfeiture rate must be made based on historical information and adjusted to reflect future expectations. Revisions to the forfeiture rate could result in a cumulative effect of the change in estimate for current and prior periods to be recognized in the period of change (see Note 3.6.3 ‘Change in the accounting estimate of the share options expected to vest’).

Measurement of third-party R&D clinical trial accruals and related expense

In measuring R&D expenses for the reporting period, the Company estimates the amount of expense to recognize and liability to accrue as far as the invoices of third-party service providers are not yet received (e.g. for pass-through costs charged by the Company’s contract research organizations (‘CROs’) and exceed any prepayments made. The timing of the invoicing of project services by CROs follow contractual billing schedules and can occur several months prior to or following a reporting period. This estimation involves determining a percentage-of-completion whereby the degree to which services have been rendered for the individual project activities contracted from the CRO is assessed and estimated by in-house R&D project managers and reviewed by the controlling department. This percentage-of-completion is used to measure the amount of the unbilled project activities which have already been rendered by the reporting date and the associated R&D expense and liability to recognize as a result.

The percentage-of-completion estimates are based on the best information available at the time. However, additional information may become available in the future and management may adjust the estimate in such future periods. In this event, the Company may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. The Company considers resulting increases or decreases in expenses as changes in estimates and reflects such changes in research and development expenses in the period identified.

The Company has accrued €5,250,654 as of December 31, 2020 and €8,274,042 as of December 31, 2019 (see Note 4.10 Trade and other payables) in third-party clinical trial accruals. As of these dates, prepayments were recorded for those payments made against which no services had yet been rendered (2020: €1,923,365, 2019: €698,891, see Note 4.5 Other non-financial assets).

3.	Consolidated Statements of Operations and Comprehensive Loss

3.1.	Research and development expenses

Research and development decreased in 2020 compared to in 2019 due to the Company’s lower activities in the area of clinical studies and manufacturing. The items below comprise research and development expenses.

Research and development expenses	2020	2019	2018
	(in €)
Third-party services	19,886,693	36,783,223	15,909,366
manufacturing of clinical material	3,075,347	13,479,235	4,828,534
clinical, pre-clinical	16,811,346	23,303,988	11,080,832
Employee benefits expenses	4,480,890	6,231,812	8,037,082
Equity-settled share-based payment expense	626,833	2,580,983	5,256,194
Legal and consulting fees	862,364	668,676	421,041
Other expenses	454,193	898,425	661,065
Total	25,684,140	44,582,136	25,028,554

3.2.	General and administrative expenses

General and administrative expenses include the items below. Compared to the prior year the decrease is mainly caused by lower employee benefits expenses, as well as a decrease of the Company’s business activities and the expense of operating as a public company in the United States.

General and administrative expenses	2020	2019	2018
		(in €)
Employee benefits expenses	3,880,349	7,534,073	9,146,955
Equity-settled share-based payment expense	489,958	4,251,227	6,828,457
Legal and consulting fees	1,603,711	2,199,640	2,020,447
Insurance expenses	1,311,790	636,035	368,339
Depreciation & amortization expense	556,456	503,683	115,330
Compensation expense for non-executive board directors	283,128	269,030	238,180
Other expenses	831,769	1,358,587	897,618
Total	8,467,203	12,501,048	12,786,869

3.3.	Employee benefits expenses

The following table shows the items of employee benefits expenses:

Employee benefits expenses	2020	2019	2018
		(in €)
Wages and salaries	6,270,757	5,974,807	4,501,840
Social Security contributions (employer’s share)	551,804	562,255	350,024
Equity-settled share-based payment expenses (see Note 3.6 Share-based payments)	1,116,791	6,832,210	12,084,651
Other	421,887	396,613	247,522
Total	8,361,239	13,765,885	17,184,037

The number of employees rose to 47.3 full time equivalents (FTEs) at the end of 2020 from 43.7 FTEs at the end of 2019 and 36.8 FTEs at the end of 2018 (numbers are as of December 31 and are not annual average numbers).

3.4.	Net Financial Result

3.4..1.	Finance Result

Finance Result	2020	2019	2018
		(in €)
Finance income
Interest income	887,702	2,840,676	2,182,842
Finance expenses
Interest expenses	(18,689)	(9,500)	—
Interest on lease liabilities	(7,311)	(12,765)	—
Total	861,702	2,818,411	2,182,842

3.4..2.	Foreign exchange result

Foreign exchange result	2020	2019	2018
		(in €)
Foreign exchange result
Foreign exchange income	3,656,922	3,379,644	8,249,853
Foreign exchange expense	(4,433,435)	(2,684,700)	(2,623,782)
Total	(776,513)	694,944	5,626,071

Foreign exchange income and expense is mainly derived from group entities that do not use the U.S. dollar as their functional currency. Those entities translate U.S. dollar cash, cash equivalents and marketable securities at the exchange rates prevailing on the reporting date. Any resulting translation diﬀerences are recognized in proﬁt and loss. These gains and losses are caused by a change in the exchange rates as of the reporting dates and may not ultimately be realized.

3.4..3.	Other financial result

	2020	2019	2018
		(in €)
Other financial result	(126,000)	—	(107,182)

Other financial result is comprised of an expense of €126,000 (nil in 2019 and 2018) due to an adjustment to the expected credit loss allowance in 2020, which is deducted from the Company’s current and non-current financial assets (please also refer to 4.5 ‘Other non-financial assets’).

3.5.	Loss per share

Loss per common share is calculated by dividing the loss of the period by the weighted average number of common shares outstanding during the period. The weighted number of common shares outstanding for the financial year 2020 is 27,064,902, for 2019 is 26,004,519 and for 2018 is 25,095,027.

For the period in which the Company is in a loss-making situation, the diluted loss per share is the same as basic loss per share, because the weighted average number of shares to be issued upon the exercise of the stock options would produce an anti-dilutive effect.

3.6.	Share-based payments

3.6..1.	Equity-settled share-based payment arrangements

In the course of its historical financing rounds prior to 2016, InflaRx GmbH established equity-settled share-based payment programs. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

	2020 Options	2020 WAEP*	2019 Options	2019 WAEP
Outstanding at January 1	148,433	€0.01	289,309	€0.01
Exercised during the year (1)	—	—	(140,876)	€0.01
Outstanding at December 31	148,433	€0.01	148,433	€0.01
Exercisable at December 31	148,433	€0.01	148,433	€0.01
* Weighted average share price (WAEP)

The weighted average remaining contractual life for the share options outstanding as at 31 December 2020 was 2.43 years (2019: 3,43 years). The exercise price for all options outstanding at the end of the year was €0.01 per share or less (2019: €0.01 or less).

Under the terms and conditions of the share option plan of 2016 (the “2016 Plan”), InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

	2020 options	2020 WAEP*	2019 options	2019 WAEP*
Outstanding at January 1	1,181,484	$3.35/€2.98	1,181,484	€7,81
Exercised during the year (1)	(86,632)	$3.35/€2.94	—	—
Outstanding at December 31	1,094,852	$3.35/€2.73	1,181,484	$3.35/€2.98
Exercisable at December 31	1,094,852	$3.35/€2.73	1,181,484	$3.35/€2.98
* conversion rates used for one €: December 31, 2020 $0.8149, average rate 2020 $0.8762, January 1, 2020/December 31, 2019 $0.8902, average rate 2019 $0.8932

The weighted average remaining contractual life for the share options outstanding as at December 31, 2020 was 10.93 years (2019: 11.95 years).

In conjunction with the closing of its initial public offering, InflaRx N.V. established a new incentive plan (the “2017 Long-Term Incentive Plan”). The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 Long-Term Incentive Plan equals 2,341,097 common shares:

	2020 Options	2020 WAEP*	2019 Options	2019 WAEP*
Outstanding at January 1	2,181,105	$3.44 /€3.06	2,051,009	$3.61/€3.16
Granted during the year	246,188	$4.83 /€4.23	242,450	$3.25/€2.91
Exercised during the year	(78,342)	$3.35 /€2.94	—	—
Forfeited during the year	(202,473)	$3.61 /€3.17	(112.354)	$6.17/€5.51
Outstanding at December 31	2,146,478	$3.59 /€2.93	2,181,105	$3.44/€3.06
Exercisable at December 31	1,863,790	$3.46 /€2.82	1,319,548	$3.52/€3.13
* conversion rates used for one €: December 31, 2020 $0.8149, average rate 2020 $0.8762, January 1, 2020/December 31, 2019 $0.8902, average rate 2019 $0.8932

The weighted average remaining contractual life for the share options outstanding as at December 31, 2020 was 5.38 years (2019: 6.21 years). For grants with unvested share options outstanding at December 31, 2020, the options granted vest over a period of two or three years, depending on the grant, with 1/2 or 1/3, respectively, of the options vesting after the end of the 1st year after vesting start and the remaining options vesting monthly in equal portions thereafter. Vesting of these unvested share options is subject to the service condition of remaining employed at the time of vesting and no market or performance conditions are applicable.

The weighted average fair value of options granted during the year was $3.88/€3.40 (2019: $8.16/€7.29). The range of exercise prices for options outstanding at the end of the year was $2.28/€1.86 to $22.75/€18.54 (2019: 2.28/€2.03 to $22.75/€20.25).

On July 3, 2019, the Board of Directors approved an amendment of the 2016 Share Option Plan and the 2017 Long-Term Incentive Plan. Following the amendment, the exercise price of all vested and unvested options, other than those held by persons who were not employees or directors at the time of the amendment, was reduced to $3.35 per share. The repricing decision on July 3, 2019 affected 1,181,484 share options from the 2016 Plan and 2,105,459 share options from the 2017 Long-Term Incentive Plan. The valuation of past grants with the new exercise price of $3.35 resulted in an increase in fair value of the outstanding options (i.e. additional compensation expense was recognized). Please refer to the table below regarding the measurement of fair values of share options granted.

There were no cancellations or further modifications to the awards in 2020, 2019 or 2018.

3.6..2.	Measurement of fair values of share options granted

The fair value of options granted in 2020 under the 2017 Long-Term Incentive Plan was determined using the Black-Scholes valuation model. As the Company’s common shares are listed on the Nasdaq Global Select Market, the closing price of the common shares at grant date was used.

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

Other significant inputs into the model are as follows (weighted average):

Share options granted	Options	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2019
January 1	—	$14.45	0.88	€12.69	$26.02	0.65	4.8	3,00%
February 4	18,450	$18.17	0.87	€15.87	$32.63	0.65	4.9	2,60%
May, 14	36,000	$22.54	0.89	€20.08	$41.39	0.65	4.7	2.30%
Repricing, July 3	—	$0.46-$1.08	0.89	€0.40-€0.96	$3.35	1.35	2.3-4.6	2.30%
October 24	50,000	$1.96	0.90	€1.76	$2.28	1.35	4.7	1,65%
December 16	38,000	$3.07	0.90	€2.75	$3.57	1.35	4.7	1,79%
December 16*	100,000	$3.07	0.90	€2.75	$3.57	1.35	4.7	1,79%
	242,450
On November 20, 2018, 75,000 stock options were awarded subject to a specified condition, which was satisfied on January 1, 2019, therefore, the expense for these share options was recognized in 2019.

* Options granted to the executive management

2020
September 18	71,186	$4.16	0.85	€3.52	$4.83	1.35	4.8	0.36%
September 18	25,002	$4.21	0.85	€3.56	$4.83	1.35	5.0	0.39%
October 1	150,000	$3.69	0.85	€3.14	$4.28/$4.83	1.35	5.0	0.36%
	246,188

Of the options granted in 2020, 200,000 were granted to members of the executive management. For 150,000 options out of those, the grant date, as it is defined by IFRS 2, is determined to be October 1, 2020, the start of the awardee’s employment.

Expected dividends are nil for all share options listed above.

Expected volatility has been based on the historical volatility of the Company’s share price. Considering a significant price drop on June 5, 2019, averages were calculated including and excluding this trading day which results in an average volatility of 128% (124% in 2019). For grants after June 2019 the Company has selected a volatility of 135% which accounts for expectations of the management.

The range of outcomes for the expected life of the instruments has been based on expectations on option holder behavior in the scenarios considered.

The dividend yield has no impact due to the anti-dilution clause as defined in the 2017 Long-Term Incentive Plan.

The annual general meeting on July 16, 2020, approved an amendment to the 2017 Long-Term Incentive Plan (LTIP) with effect from January 1, 2021:

•
increasing the maximum annual number of common shares in the Company’s capital available for issuance under the LTIP, starting on January 1, 2021, to 4% (from 3%) of the Company’s outstanding common shares (determined as of December 31 of the immediately preceding year); and

•
removing certain restrictions from the LTIP, which will allow the committee administering the LTIP and the Board to (i) lower the exercise price per share of any options and/or share appreciation rights issued under the LTIP or take any other action treated as a ‘repricing’ of an award and (ii) cancel any option and/or share appreciation rights in exchange for cash or another award granted under the LTIP, in either case, without prior approval of the Company’s shareholders.

3.6..3.	Change in the accounting estimate of the share options expected to vest

Due to terminations in the third quarter of 2020, effective July 1, 2020, the Company has revised its forfeiture assumptions regarding the number of equity instruments that will vest in future quarters. As a result of this change in estimate, the Company recognized a benefit of €64.0 thousand in research and development expenses and a benefit of €72.9 thousand in general and administrative expenses in 2020 and will recognize €41.5 thousand less expense in research and development expenses and €27.0 thousand less expense in general and administrative expenses from share-based payments in the remaining vesting periods until June 30, 2022. The forfeiture assumptions will be continuously monitored and adjusted when necessary and appropriate.

4.	Consolidated Statements of Financial Position

4.1.	Property and equipment

	Property and equipment	Advance payments	Total
Cost	(in €)
At January 1, 2019	995,179	—	995,179
Additions	259,647	54,338	313,985
Disposals	(142,400)	—	(142,400)
Reclassification	54,408	(54,408)	—
Exchange differences	6,639	70	6,709
At December 31, 2019	1,173,473	—	1,173,473
Additions	66,114	—	66,114
Disposals	(5,298)	—	(5,298)
Exchange differences	(34,750)	—	(34,750)
At December 31, 2020	1,199,540	—	1,199,540

Accumulated depreciation
At January 1, 2019	(370,510)	—	(370,510)
Depreciation charge for the year	(252,627)	—	(252,627)
Disposals	26,235	—	26,235
Exchange differences	(198)	—	(198)
At December 31, 2019	(597,101)	—	(597,101)
Depreciation charge for the year	(212,733)	—	(212,733)
Disposals	1,793	—	1,793
Exchange differences	16,764	—	16,764
At December 31, 2020	(791,277)	—	(791,277)

Net book value
At December 31, 2019	576,372	—	576,372
At December 31, 2020	408,263	—	408,263

4.2.	Right-of-use assets

	Buildings	Cars	Total
Cost	(in €)
At January 1, 2019	695,614	35,058	730,672
Additions	636,754	—	636,754
Disposals	(266,057)	—	(266,057)
Exchange differences	1,512	—	1,512
At December 31, 2019	1,067,823	35,058	1,102,881
Additions	—	101,993	101,993
Disposals	—	(28,366)	(28,366)
Exchange differences	(7,997)	—	(7,997)
At December 31, 2020	1,059,826	108,685	1,168,512

Accumulated depreciation
At January 1, 2019	—	—	—
Depreciation charge for the year	(283,350)	(20,831)	(304,181)
Disposals	38,008	—	38,008
Exchange differences	216	—	216
At December 31, 2019	(245,126)	(20,831)	(265,957)
Depreciation charge for the year	(335,608)	(34,410)	(370,018)
Disposals	—	7,880	7,880
Exchange differences	6,277	—	6,277
At December 31, 2020	(574,457)	(47,361)	(621,818)

Net book value
At December 31, 2019	822,697	14,227	836,924
At December 31, 2020	485,369	61,324	546,694

4.3.	Intangible Assets

	Purchased IT- software	Advances paid for software	Total
Cost	(in €)
At January 1, 2019	246,351	109,852	356,204
Additions	84,449	251,493	335,942
Reclassification	353,155	(353,155)	—
Exchange differences	(64)	—	(64)
At December 31, 2019	683,891	8,190	692,081
Additions	28,075	—	28,075
Reclassification	8,190	(8,190)	—
Exchange differences	(562)	—	(562)
At December 31, 2020	719,593	—	719,593

Accumulated amortization
At January 1, 2019	(133,337)	—	(133,337)
Amortization charge for the year*	(106,358)	—	(106,358)
Exchange differences	14	—	14
At December 31, 2019	(239,681)	—	(239,681)
Amortization charge for the year	(129,963)	—	(129,963)
Exchange differences	234	—	234
At December 31, 2020	(369,410)	—	(369,410)

Net book value
At December 31, 2019	444,210	8,190	452,400
At December 31, 2020	350,184	—	350,183

Amortization of intangible assets is included in the line items ‘research and development expenses’ (2020: €27,937, 2019: €30,662, 2018: €5,841) and ‘general and administrative expenses’ (2020: €102,026, 2019: €75,696, 2018: €19,414) in the consolidated statements of operations and comprehensive loss.

4.4.	Leases

Lease obligations consist of payments pursuant to non-cancellable lease agreements mainly relating to the Company’s leases of office space. The lease terms of the Company’s premises expire in the next 24 months: Jena, Germany in December 2022, Martinsried, Germany in May 2022 and Ann Arbor, United States in April 2021.

Set out below, are the carrying amounts and the movements of the Group’s lease liabilities:

Lease liabilities	2020	2019

As of January 1	845,948	730,672
Additions	101,993	636,754
Derecognition	(20,555)	(228,547)
Re-payments	(366,156)	(296,020)
Short-term liability for accrued interest expense	(388)	1,362
Foreign exchange difference	(1,802)	1,727
As of December 31	559,041	845,948

The following are the amounts recognized in profit or loss:

	2020*	2019*	2018*
	(in €)
Depreciation expense of right-of-use assets (see Note 4.2)	362,137	265,957	—
Interest expense on lease liabilities	7,311	12,765	—
Rental expense from leases	6,275	70,451	213,200
short-term leases (included in administrative expenses)	937	65,348	—
leases of low-value assets (included in administrative expenses)	5,338	5,103	—
Total amounts recognized in profit or loss	375,723	349,173	213,200

* in 2020 and 2019 leases under IFRS 16, in 2018 operating leases under IAS 17

The Group had total cash outflows for leases of €374,698 in 2020 (€378,035 in 2019, €213,200 in 2018).

4.5.	Other assets

Other assets	December 31, 2020	December 31, 2019
	(in €)
Non-current other assets
Prepaid expense	353,522	452,217
Total	353,522	452,217
Current other assets
Prepayments on research & development projects	2,340,643	698,891
Prepaid expense	1,295,682	1,467,936
Other	98,374	199,088
Total	3,734,699	2,365,915
Total other assets	4,088,221	2,818,132

Prepayments on research & development projects consists of prepayments on CRO and manufacturing contracts. Prepaid expense mainly consists of prepaid insurance expense.

4.6.	Income tax

4.6..1.	Income tax reconciliation

The table below shows a reconciliation between the product of loss before tax multiplied by the Company’s applicable tax rate and current income taxes recognized in profit or loss.

InflaRx Group	2020	2019	2018
		(in €)
Loss for the period (accounting profit before income tax)	(33,983,614)	(53,254,817)	(29,814,634)
Tax rate	28.7%	29.6%	29.1%
Tax benefits at tax rate	9,761,910	15,815,083	8,715,116
Tax losses for which no deferred tax asset was recognized	(9,761,910)	(15,815,083)	(8,715,116)
Income tax	—	—	—

The tax rate applied above represents the weighted average of the statutory tax rates in Germany and the USA. In Germany, InflaRx N.V. and its German subsidiary InflaRx GmbH are subject to corporate income tax (2020/2019/2018: 15%), a solidarity surcharge (2020/2019/2018: 0.8%) and trade taxes (2020: 13.0%, 2019: 13.9%, 2018: 13.4%). This equals an average total tax rate of 28.9% in 2020 (2019: 29.7%, 2018: 29.2%). InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, USA is subject an average total tax rate of 27.0% in 2020 (2019 and 2018: 27.0%), which is made up of U.S. federal tax (2020, 2019, 2018: 21%) and state tax (2020, 2019, 2018: 6%).

4.6..2.	Tax losses carried forward

The Group has total tax loss carryforwards of €148.9 million (2019: €114.4 million) from three areas that cannot be utilized outside these areas:

•
As of December 31, 2020 the Group has €107,188,000 (2019: €75,767,524) of unrecognized and unused tax losses carried forward attributable to the tax group formed by InflaRx N.V. since 2018; these tax losses do not expire and may not be used to offset taxable income elsewhere in the Group. Since January 1, 2018, InflaRx GmbH has distributed its losses to the parent Company InflaRx N.V. under a profit and loss transfer agreement. This tax group was formed in Germany and is subject to German tax legislation.

•
Tax losses of InflaRx GmbH until December 31, 2017 (€34,787,000) are frozen from 2018 onwards due to the tax group with InflaRx N.V. Those losses of InflaRx GmbH do not expire and may be used to offset future taxable income of InflaRx GmbH only.

•
In addition, the Group still has tax loss carryforwards of €6,971,000 (2019: 3,816,023) from the operations of InflaRx Pharmaceutical Inc. which can also only be utilized there, generally do not expire, but are generally limited to 80% of taxable income.

As of December 31, 2020 and 2019, no deferred tax assets were recognized for the carryforward of unused tax losses.

4.6..3.	Current income tax receivable

Current income tax receivable includes tax claims because of income tax withheld on interest income earned by the Group on the financial assets (2020: €1,026,494, 2019: €1,134,968). The Company is reimbursed for the payments after filing a tax return.

4.7.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and short-term deposits included in cash equivalents, held by the Group as at December 31, 2020 and December 31, 2019:

Financial assets and financial liabilities	December 31, 2020	December 31, 2019
	(in €)
Financial assets at amortized cost
Non-current financial assets	272,268	272,614
Current financial assets	47,138,738	82,353,867
Financial liabilities at amortized cost
Trade and other payables	8,258,133	12,413,662

The fair value of current and non-current financial assets amounted to €47,392 thousand (level 1; 2019: €82,661 thousand). The Group’s financial assets at amortized cost consist mainly of quoted debt securities with fixed interest rates that are graded in the top investment category (AAA) by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

The maturities of all securities as of December 31, 2020 are between three and eleven months (2019: between one and eleven months); they bear nominal fixed interest in the range of 1.4% to 3.1% (2019: 1.5% to 2.1%).

4.8.	Cash and cash equivalents

Cash and cash equivalents	December 31, 2020	December 31, 2019
	(in €)
Short-term deposits
Deposits held in U.S. dollars (3 months original maturity and less)	22,616,767	27,803,153
Deposits held in Euro (3 months original maturity and less)	1,800,000	—
Total	24,416,767	27,803,153
Cash at banks
Cash held in Euro	1,189,126	1,211,478
Cash held in U.S. dollars	362,788	4,116,649
Total	1,551,914	5,328,127
Total cash and cash equivalents	25,968,681	33,131,280

4.9.	Equity

4.9..1.	Issued capital

As of December 31, 2020, the issued capital of the Company is divided into 28,228,415 common shares (2019: 26,105,255). The nominal value per share is €0.12. All shares issued are fully paid and have the same rights on the distribution of dividends and the repayment of capital.

On July 8, 2020, the Company filed with the United States Securities and Exchange Commission (SEC) a Form F-3 with respect to the offer and sale of securities of the Company. The Company also filed with the SEC a prospectus supplement relating to an at-the-market program providing for the sales over time of up to $50 million of its common shares pursuant a Sales Agreement with SVB Leerink LLC. As of December 31, 2020, the Company had issued 1,958,186 common shares under this program resulting in €9.0 million in net proceeds to the Company. Following these issuances, the remaining value authorized for sale under the at-the-market program is $38.8 million. Refer to Note 7.4 regarding additional equity issuances subsequent to December 31, 2020.

4.9..2.	Authorized capital

According to the articles of association of the Company, up to 55,000,000 common shares and up to 55,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company’s general meeting of shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request us to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company’s common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to re-quire us to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. The Company is of the opinion that the call option does not represent a significant fair value based on a level 3 valuation, since the preference shares are restricted in use and can be cancelled by us as stated above.

For the year ended December 31, 2020, the Company expensed €60,000 of ongoing costs to reimburse expenses incurred by the protective foundation.

4.9..3.	Nature and purpose of equity reserves

In addition to the issued capital, the Company discloses the following other reserves:

•	Share premium records the amounts paid in upon issuance of common shares in excess of nominal value of €0.12 per share, net of related transaction costs.
•	The other capital reserves include the expense resulting from the issue of share options.
•	Accumulated deficit includes the losses of previous reporting periods.
•	Other components of equity exclusively include currency reserves from the conversion of financial statements in foreign currencies

4.10.	Trade and other payables

Trade and other Payables	December 31, 2020	December 31, 2019
	(in €)
Accrued liabilities from R&D projects	5,250,654	8,274,042
Accounts payable	1,741,251	3,351,100
Other accrued liabilities and payables	1,266,228	788,520
Total trade and other payables	8,258,133	12,413,662

Accrued liabilities from R&D projects include the services from the Company’s ongoing projects that have not yet been invoiced to the Company as of the reporting date.

5.	Risk

5.1.	Financial risk management

5.1..1.	Financial risk management objectives and policies

The Group’s risk management is predominantly controlled by central treasury activities under an investment policy approved by the Board of Directors. Those treasury activities identify, evaluate and manage financial risks consistent with the Group’s operating needs. The board provides policies for overall risk management, covering specific areas, such as foreign exchange risk and credit risk. The Company does not intend to use derivative financial instruments because the Group’s future risk exposures cannot be reliably forecasted (volume of business activity, liquidity needs, foreign exchange exposure).

Hedging is not applied as most of the business activity is intended to be executed in U.S. Dollars and paid with the U.S. Dollars funds raised in public offerings. The foreign exchange exposure from costs incurred in currencies other than Euro is deemed immaterial.

The Group’s principal financial assets comprise quoted debt securities with credit ratings of AAA. Besides these financial assets, the Group has significant cash and cash equivalents. The Group’s principal financial liabilities comprise trade and other payables. The main purpose of these financial assets, cash/cash equivalents and liabilities are to finance the Group’s development activities.

The Group is exposed to market risk, credit risk and liquidity risk. The Board of Directors reviews and adopts policies for managing each of these risks, which are summarized below. The Group’s senior management oversees the management of these risks.

	Exposure	Measurement	Risk Management
Market risk	Future development costs; Recognized financial assets and liabilities not denominated in Euro	Forecasted cash flows Sensitivity analysis	Achievement of a natural hedge in the future
Credit risk	Cash and cash equivalents, current and non-current financial assets	Credit rating	Diversification of bank deposits, Investment guidelines for debt investments
Liquidity	R&D and G&A cost, equity, trade and other payables	Rolling cash flow forecast	Availability of funds through financing rounds or public offerings

5.1..2.	Market risk

Market risk is the risk that changes in market prices (e.g. due to foreign exchange rates) will affect the Group’s income, expenses or the value of its holdings of financial instruments. The objective of market risk management is to identify, manage and control market risk exposures within acceptable parameters.

Foreign exchange risk arises when commercial transactions or recognized assets or liabilities are denominated in a currency that is not an entity’s functional currency. The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which costs and purchases are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the U.S. dollars and Euro. The currencies in which these transactions and financial assets are primarily denominated are U.S. dollars and Euro. The Group is exposed to the exchange rate between the Euro and the U.S. dollars. Due to the initial public offering in 2017, follow-on public offering in 2018 and at-the-market program share issuances in 2020, the Group has a significant cash and cash equivalents in U.S. dollars. Currently the Group does not hedge U.S. dollars but intends to achieve a natural hedge by contracting suppliers in U.S. dollars in the future. In 2020, the Group recognized significant foreign exchange gains and losses as the natural hedge is not yet achieved and the functional currency for InflaRx GmbH is Euro.

The Group is primarily exposed to changes in U.S. dollar to Euro exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments at InflaRx GmbH.

In 2020, if the Euro had weakened/strengthened by 10% against the U.S. dollar with all other variables held constant, the Group’s loss would have been €3 million higher/€3 million lower, mainly as a result of foreign exchange on translation of U.S. dollar-denominated assets of InflaRx GmbH.

Cash, cash equivalents and financial assets denominated in USD of InflaRx GmbH	December 31, 2020	December 31, 2019
	(in €)	(in €)
Current financial assets (securities and accrued interest)	8,333,240	32,947,491
Cash and cash equivalents	22,530,687	4,123,532
Total assets exposed to the risk	30,863,927	37,071,023
Conversion rate EUR/USD at reporting date 1/1.2271

Sensitivity analysis:	Conversion rate	Profit/(loss)	carrying amount
		(in €)
Euro weakens against U.S. dollars	1.2500	(2,805,812)	28,058,115
Euro strengths against U.S. dollars	1.0500	3,429,325	34,293,252

Based on the exchange rate fluctuations from the last three years, the Company expects that exchange rate fluctuations of the Euro to the U.S. dollar between 1.0500 and 1.2500 could be reasonably possible. Compared to the exchange rate on the statement of financial position date (EUR/USD at reporting date is 1/1.2271), these rates could have a material impact on the Company’s total loss of the period.

5.1..3.	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations leading to a financial loss for the Company. The Company is exposed to credit risk mainly from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Credit risk from balances with banks and financial institutions is managed by the Company in accordance with the Company’s investment policy. Investment of financial resources which are currently not used to fund R&D or G&A activities, are made only with counterparties within the credit limits approved by the investment policy. For short-term investments in Euro or USD debt securities, a AAA credit rating is required. Only for short-term deposits in cash and cash equivalents with the Company’s principal banks, their lower credit ratings are accepted (credit ratings varying between A and BBB). Complex financial products as well as other investments denominated in currencies other than USD or Euro are not permitted by the investment policy. Counterparty credit limits and the investment policy are discussed with the Company’s Audit Committee on an annual basis and may be updated throughout the year subject to approval of the Company’s Audit Committee. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through a counterparty’s potential failure to make payments.

The maximum exposure to counterparty credit risk is €81.4 million at December 31, 2020 (December 31, 2019: €115.8 million). This amount equals the carrying amount at year end of cash and cash equivalents (2020: €26.0 million; 2019: €33.1 million) and financial assets (2020: €55.4 million; 2019: €82.6 million).

5.1..4.	Liquidity risk

The Company monitors its risk of a shortage of funds in every quarterly forecast as well as on an ongoing basis. The Company disclosed the maturities of its principal liabilities under ‘6 Commitments’. Prudent liquidity risk management involves maintaining sufficient cash and marketable securities and the availability of funding to meet obligations when due. The Group continually monitors its risk of a shortage of funds using short and mid-term liquidity planning. This takes into account of the expected cash flows from all activities. The management team performs regular reviews of the budget.

The Company has a history of significant operating losses. Management expects that the Company incurs significant and increasing losses for the foreseeable future; as the Company may not achieve or maintain profitability in the near future, it is dependent on capital contributions or other funding.

In November 2017, May 2018, and July/August 2020, the Group raised significant funding that it estimates will enable the Group to fund operating expenses and capital expenditure requirements for at least 24 months from December 31, 2020. The Group expects to require additional funding to continue to advance the development of product candidates. In the event regulatory approval is received and the Company implements a strategy to commercialize the products itself, the Group would require additional capital.

At the end of the reporting period, the Group held the following deposits that are expected to readily generate cash inflows to meet the outstanding financial commitments.

Liquidity	December 31, 2020	December 31, 2019
	(in €)
Short-term deposits	24,416,767	27,803,153
Cash at banks	1,551,914	5,328,127
Marketable Securities (current)	54,752,700	81,895,377
Other (non-current portion)	272,268	272,614
Other (current)	409,333	458,491
Total funds available	81,402,982	115,757,762

5.2.	Capital management

The Group’s policy for capital management is to ensure that it maintains its liquidity in order to finance its operating activities, future business development and meet its liabilities when due. The Group manages its capital structure primarily through equity. The Group does not have any ﬁnancial liabilities, other than trade and other payables or leasing liabilities.

No changes were made in the objectives, policies or processes for managing capital during the year.

6.	Commitments

6.1.	Operating contracts or services

The Group enters into contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services. These contracts can usually be terminated with 30 to 180 days’ notice. In addition to this minimum duration, these contracts require full payment for services already commenced.

During 2020, the Group did not enter contracts to purchase property, plant and equipment or patents and trademarks (respectively nil in 2019).

6.2.	Lease obligations

The maturity analysis of lease liabilities is disclosed in the following table:

Maturity analysis for capitalized leases	Contractual minimum lease obligations	Effect of discounting	Lease liabilities
		(in €)
Within one year	346,000	7,485	338,516
After one year but not more than five years	231,715	11,190	220,525
More than five years	—	—	—
Total	577,715	18,675	559,040

Maturity analysis for all lease obligations in 2020	Total	Low value leases	Short-term leases	Capitalized leases
		(in €)
Within one year	352,261	6,261	—	346,000
After one year but not more than five years	249,199	17,484	—	231,715
More than five years	—	—	—	—
Total	601,460	23,745	—	577,715

Anticipated future lease expenses were converted with the exchange rate as of December 31, 2020, 1 Euro = 1.2271 USD.

The Group applies the ‘lease of low-value assets’ recognition exemptions. The Group also applied the ‘short-term lease’ exemption for leases with a maturity of less than 12 months.

Maturity analysis for all lease obligations in 2019	Total	Low value leases	Short-term leases	Capitalized leases
		(in €)
Within one year	371,105	5,387	10,841	354,878
After one year but not more than five years	532,845	12,779	20,005	500,062
More than five years	—	—	—	—
Total	903,951	18,166	30,845	854,940

Anticipated future lease expenses were converted with the exchange rate as of December 31, 2019, 1 Euro = 1.1234 USD.

7.	Other information

7.1.	Segment reporting

The Group has one Segment. The Group is a clinical-stage biopharmaceutical group focused on applying its proprietary anti-C5a technology. These activities are conducted as own project development. The Board of Directors is the chief operating decision maker. Management of resources and reporting to the decision maker is based on the Group as a whole.

All operational activities are conducted in Germany and the United States. No revenues were generated in 2020, 2019 and 2018. The geographic location of the Group’s non-current assets are as follows:

•	December 31, 2020: €1,712 thousand in Germany and €219 thousand in the United States,

•	December 31, 2019: €2,217 thousand in Germany and €374 thousand in the United States.

None of the non-current assets are in the country where the Company is incorporated (the Netherlands).

7.2.	Related party transactions

The compensation of the Group’s executive management comprises the following for the twelve months ending December 31:

Board Compensation	2020	2019	2018
		(in €)
Executive Management
Short-term employee benefits	1,995,292	2,793,529	2,524,202
Share-based payments	1,139,286	5,218,324	9,801,454
Total	3,134,578	8,011,853	12,325,656
Non-executive Board of Directors
Short-term employee benefits	283,127	269,031	238,180
Share-based payments	69,938	710,611	1,085,917
Total	353,065	979,642	1,324,098
Total Compensation	3,487,643	8,991,495	13,649,754

Executive Management comprises Executive Directors of the Board and members from the C-Level of the Company.

The table above discloses short-term employee benefits that were contractually agreed for the board and executive management. As of December 31, 2020, €1,152,416 were not paid but accrued (2019: €868,848) for executive management and €209,990 (2019: €103,040) for non-executive members of the Board of Directors.

Remuneration of the Group’s executive management comprises fixed and variable components and share-based payment awards. In addition, executive management receive supplementary benefits and allowances.

The Company entered into indemnification agreements with its directors and senior management. The indemnification agreements and the Company’s Articles of Association require the Company to indemnify its directors to the fullest extent permitted by law.

The Company’s current and future directors (and such other officer or employee as designated by the board of directors) have the benefit of indemnification provisions in the Articles of Association of InflaRx N.V. These provisions give the indemnified persons the right to recover from us amounts, including, but not limited to, litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties. However, there is no entitlement to indemnification for acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgements, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, the Company provides its directors with directors’ and officers’ liability insurance.

7.3.	COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019 has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closure of borders and requiring maintenance of physical distance between individuals.

Since the second quarter of 2020 the Company’s employees have been able to work from their home offices or return to the Company’s offices. The Company’s service providers also resumed full operations in the second quarter of 2020. As the Company is currently devoting significant resources to the development of a severe COVID-19 therapy, which is currently recruiting patients in the Phase III part of a randomized, double-blind, placebo-controlled Phase II/III study, such development may impair the ability to timely progress other product candidates in clinical trials. In addition, enrollment in other programs may be delayed as a result of the COVID-19 pandemic. However, the recruitment of patients and opening of new clinical trial sites continued in the third and fourth quarter of 2020. We have taken measures to counter the negative impact of the pandemic with respect to recruitment speed, including opening of additional sites in different countries. The rapid development and fluidity of the situation presents uncertainty and risk with respect to the Company, its performance and its financial results.

7.4.	Significant events after the reporting date

7.4..1.	At the Market Transaction - Offering of Common Shares

Following December 31, 2020, the Company issued, under its at-the-market program (refer to Note 4 “Issued capital”), 610,022 common shares resulting in €2.8 million in net proceeds to the Company. Following these issuances, the remaining value authorized for sale under the Sales Agreement was $35.2 million.

7.4..2.	Issue of common shares and accompanying warrants

On February 25, 2021, the Company sold an aggregate of 15,000,000 common shares through a public offering. The common shares were sold at a price of $5.00 per share and have a nominal value of €0.12 per share. For each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80. The warrants are exercisable immediately and have a term of up to one year. The shares were issued and the transaction closed on March 1, 2021 with gross offering proceeds to the Group from this offering being $75.0 million (€62.2 million), before deducting $4.5 million (€3.7 million) in underwriting discounts and other offering expenses of $0.5 million (€0.5 million) and excluding the exercise of any warrants. The aforementioned Euro amounts were calculated using the exchange rate as of March 1, 2021 (1 USD = 0.8297 EUR).