Form 20-F
period 2021-12-31
InflaRx N.V.
filed 2022-03-24
CIK 1708688

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to             .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

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

The number of outstanding common shares as of December 31, 2021 was 44,203,763.

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

Large Accelerated Filer	☐	Non-accelerated Filer	☐
Accelerated Filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

2

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

In this Annual Report, unless otherwise indicated, translations from U.S. dollars to Euros (and vice versa) relating to payments made on or before December 31, 2021 were made at the rate in effect at the time of the relevant payment.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this Annual Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•	the timing, progress and results of clinical trials of vilobelimab (previously denominated as “IFX-1”) and any other product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

•	the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of vilobelimab for any indication;

•	our ability to leverage our proprietary anti-C5a and anti-C5aR technology to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection;

•	whether the Food and Drug Administration (FDA), European Medicines Agency (EMA) or comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

•	the success of our future clinical trials for vilobelimab and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•	our expectations regarding the size of the patient populations for, market opportunity for and clinical utility of vilobelimab or any other product candidates, if approved for commercial use;

•	our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and potentially for commercial supply of vilobelimab;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the scope of any approved indication for vilobelimab;

•	our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales and the costs of responding to, and defending against, any government investigations or other actions;

•	our ability to commercialize vilobelimab or our other product candidates;

•	if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval and commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors or our industry.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the ‘ITEM 3. KEY INFORMATION: — A. Risk factors.’ section of this Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this Annual Report.

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

 Risks related to our financial position and need for additional capital

•	Risk of never being able to achieve or maintain profitability and risk of losing the entire investment.
•	Risks related to obtaining additional funding and risk of delay, reduction or elimination of product discovery and development programs or commercialization efforts due to inability to obtain additional funding.
•	Risks of dilution to shareholders through raising capital, risk of restriction and/or relinquishment to rights to technologies and product candidates.
•	Risk future viability due to limited operation history and no history of commercialization.
•	Risks related to grants funded by the German federal government.
•	Risk related to exchange rate fluctuations

Risks related to the discovery, development and commercialization of our product candidates

•	Risks related to the discovery, development and commercialization of our product candidates;
•	Risk related to inability to successfully develop product candidates due to inaptness of the mechanism of action related to the chosen molecular pathway.
•	Risk of failure of successful vilobelimab development, including failure in completing development by inability to demonstrate safety and efficacy in clinical trials.
•	Risk of failure in product development due to unexpected side effects or other properties negatively affecting ability to commercialize, including unexpected and undesired immune responses caused by our products.
•	Risk of uncertainty in obtaining marketing authorization for our product candidates, in the U.S. and/or in other countries, including risk of not obtaining orphan drug designation for some of our product candidates.
•	Risk of falsely assuming efficacy of our products due to conduct of retrospective analyses.
•	Risk of delays or inability to recruit patients in clinical trials.
•	Risk of inability to generate sufficient revenues due to low market acceptance of our products in case of regulatory approval, in the U.S. and other countries, including due to insufficient or unfavorable third-party payor coverage of our products.
•	Risk of unsuccessful commercialization due to limited drug marketing experience, including due to misallocation of marketing resources.
•	Risk of high cost and uncertainties in the development of current and future product candidates.
•	Risk of harming the business by not being able to comply with governmental regulations, including risk of incurring penalties by non-compliance with anti-fraud, false claim or physician transparency regulations.
•	Risk of obtaining sufficiently high reimbursement for our products due to enacted and future legislation limiting the amounts obtainable.
•	Risk of market withdrawal of our products in the United States or abroad based on failure to comply with post-market requirements imposed by regulators or failure to comply with other regulatory requirements.

Risks related to our dependence on third parties

•	Risk of delays or inability to develop product candidates due to inadequate performance of clinical trials by third parties.
•	Risk of not being able to establish and/or dependence from commercial third-party relationships to execute our business.
•	Risk of reputational or financial damage through misconduct of third-party collaborators.
•	Risk of unsuccessful evaluation of future acquisitions of assets.

Risks related to our intellectual property

•	Risk of financial impact due to high cost and risk of failure in obtaining and/or maintaining patent coverage on our products, product candidates, technologies and methods of use, in the U.S. and in other foreign countries due to uncertainties associated with the patent application process.
•	Risk of losing patent coverage of our products, product candidates, technologies and methods of use due to third-party challenges, narrowing, circumvention or invalidation of our patents.
•	Risk of uncertainty of maintaining patent protection of our products, candidates, technologies and methods of use due to uncertainty of being first-to-file.
•	Risk of failure in obtaining and/or maintaining patent coverage for our products, candidates, technologies and methods of use due to inability to comply with complex and frequently changing laws, rules and regulations with respect to patent laws in the U.S. and other countries.
•	Risk of insufficient patent life and thus lack of market exclusivity for not obtaining patent term extension under the Hatch-Waxman Act or comparable foreign legislation.
•	Risk of losing patent protection and therefore market exclusivity.
•	Risk of not being able to enforce patent protection in the U.S. and foreign countries.
•	Risk of becoming party to intellectual property litigation including third parties claiming ownership and litigating the validity of our patents related to our technologies, products, product candidates and methods.
•	Risk of financial loss or inability to develop our products due to being sued for infringement of third-party patents.
•	Risk of losing third-party license rights by failure to comply with contractual obligations.
•	Risk of adverse effect to our business by inability to adequately protect our trade names.

Risks related to employee matters and managing growth

•	Risk of disruption to our business through fluctuation of key employees, officers and directors and inability to identify adequate replacements, including risk to manage growth in number of personnel.
•	Risk of liability to our business by improper activities of our employees and third-party contractors.
•	Risk of litigation and other liability for breaching data protection and privacy laws.
•	Risk of damage and disruption to our business through cyber-attacks and failure of telecommunication and information technology equipment.

Risks related to our common shares and our status as a public company

•	Risk of securities litigation as result of losses suffered by investors as consequence of the volatility of our share price.
•	Risk of not yielding an appropriate return on investment due to misallocation of funds as result of broad management discretion.
•	Risk associated with being a foreign private issuer and not being subject to U.S. proxy rules, following home country governance practices rather than the Nasdaq listing requirements.
•	We do not anticipate paying any cash dividends on our share capital in the foreseeable future. Accordingly, shareholders must rely on capital appreciation, if any, for any return on their investment.
•	Risk of increase of aggregate tax liabilities by not being able to utilize operating loss carry-forwards or of being taxed in a jurisdiction other than Germany.
•	Risk of adverse U.S. federal income tax consequences in 2021 and in the future by being classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes.
•	Risk of needing to withhold tax on dividends payable to holders of our shares in both Germany and the Netherlands, including dividends payable to parties in low-taxed jurisdictions.
•	We are a Dutch public company with limited liability. The rights of our shareholders are different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.
•	Provisions of our Articles of Association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove the members of our board of directors.
•	Risk of unenforceability of U.S. civil liability claims against us.

Risks related to our financial position and need for additional capital.

We have a history of significant operating losses and expect to incur significant and increasing losses for the foreseeable future; we may never achieve or maintain profitability and investors may lose their entire investment.

We incurred net losses of €45.6 million, €34.0 million and €53.3 million for the years ended December 31, 2021, 2020 and 2019, respectively. In addition, our accumulated deficit as of December 31, 2021 was €214.0 million.

We expect our net losses to increase as we advance vilobelimab and other product candidates into additional clinical trials, as well as larger and later-stage clinical trials. To date, we have not commercialized any products or generated any revenues from the sale of products and absent the realization of sufficient revenues from product sales, we may never attain profitability. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We anticipate that our expenses might increase if and as we:

•	continue to develop and conduct clinical trials with respect to our lead product candidate, vilobelimab;
•	continue research, preclinical and clinical development efforts for any future product candidates, including IFX002 and INF904;
•	actively seek to identify additional research programs and additional product candidates;
•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;
•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;
•	require the scale-up and manufacturing of larger quantities of product candidates for clinical development and, potentially, commercialization;
•	collaborate with strategic partners to optimize the manufacturing process for vilobelimab, IFX002, INF904 and other future pipeline products;
•	maintain, expand and protect our intellectual property portfolio;
•	hire and retain additional personnel, such as clinical, quality control and scientific personnel; and
•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are, or any future collaborator is, able to obtain marketing approval for, and successfully commercialize, one or more of our product candidates. Successful commercialization will require achievement of key milestones, including completing clinical trials of vilobelimab and any other product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenue that is large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

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

We will need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or discontinue our product discovery and development programs or commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. For example, for the years ended December 31, 2021 and December 31, 2020, we used €39.9 million and €36.5 million, respectively, in net cash for our operating activities, most of which were related to research and development activities. We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for and seek marketing approval for, our current product candidates or any future product candidates, including those that we may acquire. In particular, we will incur significant expenses as we conduct our planned clinical trial program and initiate new research and preclinical development efforts. In addition, if we obtain marketing approval for any of our product candidates, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. Furthermore, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We plan to use our cash on hand primarily to fund our planned clinical trial programs, to initiate new research and preclinical development efforts and for working capital and other general corporate purposes. We will be required to expend significant funds in order to advance the development of vilobelimab in later stages of clinical development, as well as other product candidates we may seek to develop, including IFX002 and INF904. We are also evaluating vilobelimab for a number of additional indications. Any future development activities for our pipeline product candidates will depend heavily on the clinical and marketing success of vilobelimab in any indication.

Our existing cash and cash equivalents will not be sufficient to fund all the efforts that we plan to undertake or to fund the completion of development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, royalty-based financings, collaborations and licensing arrangements or other sources. We do not have any committed external source of funds, with exception of the recently awarded grant by the German federal government to cover part of the development and manufacturing of vilobelimab for the treatment of severely ill COVID-19 patients. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts and on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of vilobelimab or any of our other product candidates or potentially discontinue operations altogether. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategy.

We believe that our existing cash, cash equivalents and marketable securities will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 24 months. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

•	the scope, progress, timing, costs and results of clinical trials of, and research and preclinical development efforts for, our current and future product candidates, particularly for vilobelimab;
•	the number of future product candidates and indications that we pursue and their development requirements;
•	the outcome, timing and costs of seeking regulatory approvals;
•	the costs of preparation for commercialization and commercialization activities for any of our product candidates that receive marketing approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and commercial-scale manufacturing capabilities;
•	the effect of competing technological and market developments;
•	subject to receipt of marketing approval, revenue, if any, received from commercial sales of our current and future product candidates;
•	our ability to fulfil the requirements of the German government with regards to the recently awarded government garnt and our ability to earn income from this grant;
•	our ability to enter into, and the terms and timing of, any collaborations, licensing or other arrangements;
•	our headcount growth and associated costs as we expand our research and development activities;
•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights including enforcing and defending intellectual property related claims; and
•	the costs of operating as a public company.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We commenced operations in 2008. Our operations to date have been limited to establishing our company, raising capital, developing our proprietary anti-C5a and anti-C5aR technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, vilobelimab. We have not yet demonstrated an ability to successfully complete late-stage clinical trials except for the completed Phase II/III clinical trial of vilobelimab in severely ill COVID-19 patients, obtain marketing approvals, manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

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

We may be subject to risks in relation to grants funded by the German federal government, which may result in the loss of such grants.

The clinical Phase III study of vilobelimab in severely ill COVID-19 patients and some manufacturing related activities of our product candidate vilobelimab were partly funded by the German federal government through a grant awarded to us in October 2021. The German federal government has, in the case of a special public interest, a non-exclusive and transferable right to use intellectual property generated as part of the funded work. Contracts with third parties relating to the exploitation of the results of the funded work must be disclosed to the agency managing the grant on behalf of the German federal government and any such contracts with parties outside of the European Union require the prior consent of the German federal government to the extent they deviate from a commercial exploitation plan previously approved by the German federal government. Additionally, if we fail to use or commercialize the results of the funded work we may be required to grant third parties licenses to use such results. In certain scenarios, including if we come under the decisive influence of foreign investors, the funded results are exclusively or predominantly used outside Germany without the prior consent of the German federal government or if we are in breach of our obligations under the grant, the grant funding, including funding already received, can be revoked.

We do not expect to the awarded grant of up to €43.7 million to allow us to achieve profitability. Because of the uncertainties and risks associated with the realization of this grant-related income, we are unable to accurately predict its exact timing and amount and whether we will be able to realize grant-related income at all.

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

We are at a very early stage in our development efforts, our approach of targeting C5a or C5aR inhibition is novel and we may not be able to successfully develop and commercialize any product candidates.

Vilobelimab is a novel therapeutic antibody and its potential therapeutic benefit is unproven, and C5a or C5aR inhibition to treat complement-mediated autoimmune and inflammatory diseases has only been partly validated. We have not yet succeeded and may never succeed in demonstrating efficacy and safety for vilobelimab in pivotal clinical trials or in obtaining marketing approval thereafter for HS or any other indication. If we are unsuccessful in our development efforts, we may not be able to advance the development of our product candidates, commercialize products, raise capital, expand our business or continue our operations.

We have encountered many challenges in developing vilobelimab for HS and may never succeed in obtaining regulatory approval in HS.

The regulatory path for seeking approval of vilobelimab for HS is uncertain. We have had multiple interactions with the FDA with the goal of seeing the FDA’s support for a new clinical endpoint for HS, and we have not achieved complete alignment. We held a Type A meeting with the FDA in August of 2021 in which we proposed to conduct a Phase III clinical trial of vilobelimab in HS in a study population consisting of patients with actively draining disease and in which we introduced a new primary endpoint taking into account all three inflammatory lesions that characterize the disease (nodules, abscesses and draining tunnels), referred to as “modified HiSCR” or “m-HiSCR”. In the fourth quarter of 2021, we submitted a full study protocol to the FDA describing the details of the study and the proposed new primary endpoint. In February 2022, we received an advice letter from the FDA related to our Phase III program with vilobelimab for the treatment of HS. Contrary to what the FDA had advised during the Type A meeting, in the letter they recommended using the HiSCR as the primary endpoint in the Phase III trial. We sought to clarify the advice and after communications with the FDA, in March 2022, we received a corrected advice letter. In this letter, the FDA stated that it no longer recommends that we use the HiSCR as the primary endpoint for the chosen patient population but gives recommendations related to implementation of the modified HiSCR. If we decide to conduct the Phase III program of vilobelimab in HS without full alignment with the FDA on the primary endpoint, any open topics will be considered by the FDA if and when we submit an application for approval. This may create greater uncertainty around the potential for approval of vilobelimab for HS.

Furthermore, in the completed Phase IIb trial in HS in 2019, vilobelimab did not meet the primary endpoint as it did not demonstrate a statistically significant dose-dependent effect on Hidradenitis Suppurativa Clinical Response (HiSCR) rate at week 16.  Following completion of the Phase IIb study, we performed a post-hoc analysis of the study data. That analysis showed multiple signals of efficacy for the vilobelimab high dose group compared to the placebo group within the initial phase of the study, including reductions in all combined inflammatory lesions and draining tunnels. Although we believe that these additional analyses were warranted, a retrospective analysis performed after unblinding trial results can result in the introduction of bias if the analysis is inappropriately tailored or influenced by knowledge of the data and actual results. Because of these limitations, regulatory authorities typically give greatest weight to results from pre-specified analyses and less weight to results from post-hoc, retrospective analyses. The post-hoc nature of our analysis could negatively impact the evaluation of vilobelimab for HS by the FDA, the EMA or comparable foreign regulatory authorities.

We are heavily dependent on the success of vilobelimab, our lead product candidate, and if vilobelimab does not receive regulatory approval or is not successfully commercialized, our business will be harmed.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to vilobelimab, which is currently our only product candidate in active clinical development. Accordingly, our business currently depends heavily on the successful development, regulatory approval and commercialization of vilobelimab. We cannot be certain that vilobelimab will receive regulatory approval or be successfully commercialized even if we receive regulatory approval for any indication, due in part because vilobelimab remains in clinical development and a Phase IIb trial of vilobelimab in HS failed to reach its primary endpoint in the past. Moreover, we may not be successful in our efforts to achieve regulatory approval or expand the approval, if any, of vilobelimab for other indications. If we were required to discontinue development of vilobelimab for any indication or if vilobelimab does not receive regulatory approval or fails to achieve significant market acceptance, we would be delayed by many years in our ability to achieve profitability, if ever. In addition, our ability to develop additional product candidates in our pipeline could be significantly hindered.

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

We, and any future collaborators, are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Foreign regulatory authorities, such as the EMA, impose similar requirements in their respective markets. We, and any future collaborators, must complete extensive preclinical development and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals.

The clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of product development. It is possible that even if one or more of our product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. For instance, in the Phase IIb Shine trial completed in 2019, we failed to meet the primary endpoint utilizing the HiSCR clinical endpoint, due in part, to a placebo efficacy rate of approximately 47%. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of or intolerability caused by our product candidate, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case. In addition, many of our product candidates are in early stages of development or clinical testing. As a result, it may be years before any of our product candidates receives regulatory approval, if at all, and additional clinical trials may fail to demonstrate safety, efficacy or tolerability for our targeted indications.

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

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay, denial or withdrawal of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. In addition, many of the patients that we enrolled in our clinical trials of vilobelimab suffer from serious pre-existing disorders. While such disorders may lead to serious adverse events during trial periods that may be found to be unrelated to vilobelimab, such events may create a negative safety perception and adversely impact market acceptance of vilobelimab following any approval. For example, in our Phase IIa and IIb clinical trials of vilobelimab for HS and in the Phase IIa trial for vilobelimab in PG, we observed several adverse events, even though some of them were judged not to be related to vilobelimab administration by the investigator.

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

In addition to the safety, efficacy, manufacturing, and regulatory hurdles faced by our product candidates, the administration of proteins such as monoclonal antibodies that are chimeric or humanized, including our product candidates vilobelimab and IFX002, respectively, can cause an immune response, resulting in the creation of antibodies against the therapeutic protein. These anti-drug antibodies can have no effect or can neutralize the effectiveness of the protein or require that higher doses be used to obtain a therapeutic effect. Whether anti-drug antibodies will be created and how they react can often not be predicted from preclinical or even clinical studies, and their detection or appearance is often delayed. As a result, neutralizing antibodies may be detected at a later date or upon longer exposure of patients with our product candidates, such as following more chronic administration in longer lasting clinical trials. In some cases, detection of such neutralizing antibodies can even occur after pivotal clinical trials have been completed. Therefore, there can be no assurance that neutralizing antibodies will not be detected in future clinical trials or at a later date upon longer exposure (including after commercialization). If anti-drug antibodies reduce or neutralize the effectiveness of our product candidates, the continued clinical development or receipt of marketing approval for any of our product candidates could be delayed or prevented and, even if any of our product candidates is approved, their commercial success could be limited, any of which would impair our ability to generate revenue and continue operations. Low levels of anti-drug antibodies were detected in previously completed clinical studies.

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

The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We, and any future collaborators, are not permitted to market our product candidates in the United States or in other countries until we, or they, receive approval of a BLA from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any product candidate in the United States or in any other jurisdiction. We have limited experience in conducting and managing the clinical trials necessary to obtain marketing approvals, including FDA approval of a BLA. Further, there is no prior history of regulatory approval for product candidates targeting C5a inhibition. In addition, while in the past a product was approved for HS using HiSCR as the primary clinical endpoint, in our Phase IIb trial of vilobelimab in HS, for which HiSCR was the primary endpoint and was not met, we developed concerns about HiSCR as a clinical endpoint. In August 2021, we agreed with the FDA on using an alternative endpoint to HiSCR, called modified HiSCR or m-HiSCR as the primary endpoint in our Phase III clinical trials of vilobelimab in HS. In the fourth quarter of 2021, we submitted a full study protocol to the FDA describing the details of the study and the proposed new primary endpoint. In February 2022, we received an advice letter from the FDA related to our Phase III program with vilobelimab for the treatment of HS. Contrary to what the FDA had advised during the Type A meeting, in the letter they recommended using the HiSCR as the primary endpoint in the Phase III trial. We sought to clarify the advice and after communications with the FDA, in March 2022, we received a corrected advice letter. In this letter, the FDA stated that it no longer recommends that we use the HiSCR as the primary endpoint for the chosen patient population but gives recommendations related to implementation of the modified HiSCR. If we decide to conduct the Phase III program of vilobelimab in HS without full alignment with the FDA on the primary endpoint, any open topics will be considered by the FDA if and when we submit an application for approval. This may create greater uncertainty around the potential for approval of vilobelimab for HS. So far, there is no prior experience by us or anybody in the industry in conducting clinical studies using this modified clinical endpoint.

The process of obtaining marketing approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. The FDA, EMA or any comparable foreign regulatory authorities may delay, limit or deny approval of vilobelimab for many reasons, including:

•	we may not be able to demonstrate that vilobelimab is safe and effective as a treatment for our targeted indications to the satisfaction of the FDA, the EMA or comparable foreign regulatory agencies;
•	the FDA, EMA or comparable foreign regulatory authorities may require additional clinical trials or non-clinical studies of vilobelimab in addition to those already performed or planned, either before approval or as a post-approval commitment, which would increase our costs and prolong our development time for vilobelimab;
•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, EMA or comparable foreign regulatory authorities to obtain marketing approval;
•	the FDA, EMA or comparable foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials, including designated clinical endpoints, such as the use of alternative clinical endpoints to HiSCR in our planned clinical trials of vilobelimab for HS;
•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;
•	the contract research organizations, or CROs, that we retain to conduct clinical trials may take actions outside of our control that materially adversely impact our clinical trials;
•	the FDA, EMA or comparable foreign regulatory authorities may not find the data from preclinical studies and clinical trials sufficient to demonstrate that the clinical and other benefits of vilobelimab outweigh its safety risks;
•	the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies and clinical trials;
•	the FDA, EMA or comparable foreign regulatory authorities may not accept data generated at clinical trial sites, including for non-compliance with current Good Clinical Practices, or cGCP;
•	if our BLA, when submitted, is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;
•	the FDA, EMA or comparable foreign regulatory authorities may require development of a risk evaluation and mitigation strategy, or REMS, as a condition of approval;
•	the FDA, EMA or comparable foreign regulatory authorities may identify deficiencies in the manufacturing processes or facilities of our third-party manufacturers, including non-compliance with current Good Manufacturing Practices, or cGMP; or
•	the FDA, EMA or comparable foreign regulatory authorities may change their respective approval policies or adopt new regulations.

Of the large number of drugs in development in the biopharmaceutical industry, only a small percentage result in the submission of a BLA to the FDA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market vilobelimab, any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure you that vilobelimab will be successfully developed or commercialized.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authorities. The FDA or other regulatory authorities may conclude that a principal investigator, potentially including because of a financial relationship with us, has a conflict of interest that has affected interpretation of the study. The FDA or other regulatory authorities may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or other regulatory authorities, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

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

We will also be required to identify and enroll a sufficient number of patients with HS, AAV, PG and cSCC for our planned or ongoing clinical trials of vilobelimab in these indications. Some of these are rare disease indications or indication with a relatively small patient population. Trial participant enrollment could be limited in future trials given that many potential participants may be ineligible because they are already undergoing treatment with approved medications, or are participating in other clinical trials.

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

Further, there are only a limited number of specialist physicians who treat patients with these diseases and major clinical centers are concentrated in a few geographic regions. We also may encounter difficulties in identifying and enrolling such patients with a stage of disease appropriate for our ongoing or future clinical trials. In addition, the process of finding and diagnosing patients may prove costly. Our inability to enroll a sufficient number of patients for any of our clinical trials, if any, would result in significant delays or may require us to abandon one or more clinical trials.

We have experienced slower recruitment than anticipated in the clinical trials of vilobelimab in severe COVID-19, AAV, PG and cSCC, because of other compounds in clinical development for the same patient population, low disease prevalence, difficulties in diagnosis or due to restrictions at clinical trial sites in light of the COVID-19 pandemic. Further delays in the completion of any clinical trials will increase our costs, slow down our product candidate development and delay or potentially jeopardize our ability to commence marketing and generate revenue. In addition, we may not be able to initiate or continue clinical trials required by the FDA, EMA or other foreign regulatory agencies for vilobelimab or any of our other product candidates that we pursue if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials.

Even if one of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

Even if vilobelimab or any of our other product candidates is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. As a general proposition, physicians are often reluctant to switch their patients from existing therapies (such as for the treatment of HS) even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching therapy or they are required to switch therapies due to lack of reimbursement for existing therapies. Adalimumab is the only drug approved for the treatment of HS, and even if we are able to obtain marketing approval of vilobelimab for the treatment of HS, we may not be able to successfully convince physicians or patients to switch from adalimumab to vilobelimab. Further, we may face a lack of acceptance by the physician community of the efficacy of targeting C5a to inhibit terminal complement activation compared to targeting C5, which is well established in clinical practice (such as eculizumab). In addition, vilobelimab may not be accepted by physicians or patients if we cannot demonstrate, or if vilobelimab is perceived as not having, strong duration of effect, including compared to existing treatments for HS. The duration of effect of vilobelimab has only been studied prospectively for durations less than the expected duration of any pivotal Phase III clinical trials. It is possible that the effects seen in shorter term clinical trials will not be replicated at later time points or in larger clinical trials. Further, even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA and other regulators, safety concerns in the medical community may hinder market acceptance.

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

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs. Marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sales price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we, or any future collaborators, might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability or the ability of any future collaborators to recoup our or their investment in one or more product candidates, even if our product candidates obtain marketing approval.

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

In addition, increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging the prices charged. We cannot be sure that reimbursement coverage will be available for any product candidate that we, or any future collaborator, commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of our product candidates for which we, or any future collaborator, obtain marketing approval could significantly harm our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

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

The risk of failure for vilobelimab and any other future product candidates we may develop is high. It is impossible to predict when or if vilobelimab will prove to be effective and safe in humans or will receive regulatory approval for the treatment of HS, severe COVID-19, AAV, PG, or cSCC indication, or other new indications. Additionally, before regulatory authorities grant marketing approval for vilobelimab, for any future indications, or any future product candidate that we seek to develop, we will be required to complete our ongoing extensive clinical trials to demonstrate safety and efficacy in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

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

Our product development costs will further increase if we experience delays in testing or marketing approvals. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring drugs to market before we do and impair our ability to successfully commercialize our product candidates. We are evaluating applications for orphan drug or breakthrough therapy designation for vilobelimab in various indications, but we may be unable to obtain any such designation or to maintain the benefits associated with orphan drug status, including market exclusivity, even if that designation is granted.

We are evaluating applications for orphan drug or breakthrough therapy designation for vilobelimab in some indications, and we may seek orphan drug designation for other preclinical product candidates in our pipeline or that we may develop. In the United States and other foreign countries, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA or other foreign regulatory agency grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the FDA review and approval process. Breakthrough therapy designation is a process designed to expedite the development and review of drugs that are intended to treat a serious condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint. Breakthrough therapy designation may make us eligible for intensive guidance by the FDA on an efficient drug development program and organizational commitment involving senior FDA managers, among others. Although we are evaluating applications for orphan drug or breakthrough therapy designation in some indications, there can be no assurance that we will obtain such designations. Moreover, obtaining orphan drug or breakthrough therapy designation for one indication does not mean we will be able to obtain such designation for another indication.

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

If we or our partners fail to comply with regulatory requirements or to obtain and maintain required approvals, our target market will be reduced, including if we are unable to market vilobelimab for the treatment of HS or other indications in Europe or elsewhere, and our ability to realize the full market potential of our product candidates will be harmed.

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

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives such as the Affordable Care Act in 2010, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our drug candidate.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year effective April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2025, unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, further reduced, among other things, Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and, accordingly, our financial operations.

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

Governments, including those outside the United States, tend to impose strict price controls, which may adversely affect our revenues, if any.

In many countries, such as countries of the European Union, the pricing of prescription pharmaceuticals is subject to varying price control mechanisms, often as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we, or any future collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed. Additional price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates, and we believe the increasing emphasis on cost-containment initiatives in the Europe Union has and will continue to put pressure on the pricing and usage of our product candidates. As a result, given the relatively smaller target markets for severe COVID-19, HS, PG and AAV, our initial indications for vilobelimab, any reduced reimbursement for such product candidates may be insufficient for us to generate commercially reasonable revenue and profits and would adversely affect our financial condition and results of operations.

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

We are subject to manufacturing risks and use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates, products, or necessary quantities at an acceptable cost

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. As a result, we currently rely on third parties located in China and elsewhere for supply of vilobelimab. Our current strategy is to outsource all manufacturing of our product candidates and products to third parties while conducting certain quality control tests within our in-house manufacturing processes. The supply chain and manufacturing in China may, also as a result of the current global pandemic, significantly impact our operations.

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

We currently engage third-party manufacturers to provide the final drug product formulation of vilobelimab that is being used in our clinical trials. Although we believe that there are several potential alternative manufacturers who could manufacture vilobelimab, we may incur added costs and delays in identifying and qualifying any such replacement. We currently have a main manufacturer for the clinical supply of vilobelimab, which is located in China. There is no assurance that we will be able to timely secure needed alternative supply arrangements on satisfactory terms, or at all. Our reliance on our main manufacturer and our failure to secure alternative supply arrangements as needed could have a material adverse effect on our ability to complete the development of our product candidates or, to commercialize them, if approved. There may be difficulties in scaling up to commercial quantities or optimization of processes and formulation of vilobelimab and the costs of manufacturing could be prohibitive. The current global pandemic could impact supply, depending on how much is required for ongoing and future trials, as well as, any potential commercialization.

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

We expect to maintain existing collaborations and enter into additional collaborations for the development and commercialization of certain of our product candidates and in certain geographies. For example, we entered into a clinical trial and supply agreement with Merck & Co. Inc. (“Merck,” known as MSD outside the U.S. and Canada) relating to a clinical trial in cSCC. We may have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

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

Risks related to our intellectual property

Our success depends on our ability to protect our intellectual property and proprietary anti-C5a and anti-C5aR technology.

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

Our patents covering our proprietary anti-C5a and anti C5aR technology may be subject to challenge, narrowing, circumvention and invalidation by third parties.

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

We cannot be sure that we were the first to make the anti-C5a and anti-C5aR technologies claimed in our patents or patent applications or that we were the first to file for patent protection.

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

It is difficult and costly to protect our intellectual property and our proprietary anti-C5a and anti-C5aR technologies, and we may not be able to ensure their protection.

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

The ultimate determination by the USPTO or by a court or other trier of fact in the United States, or any corresponding foreign patent offices or courts or other triers of fact, on whether a claim meets all requirements of patentability cannot be assured. Although our C5a and C5aR inhibitor portfolio consists of five families of patents and patent applications that we own directed to C5a and C5aR inhibitors and related methods of use, we cannot predict the breadth of claims that may be allowed or enforced in our patents or patent applications, in our future licensed patents or patent applications or in third-party patents.

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

Obtaining and maintaining patent protection of our anti-C5a and anti-C5aR technologies depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

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

Further, the America Invents Act created procedures to challenge the validity of issued patents in the United States, including post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent with an effective filing date of March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which would result in a loss of the challenged patent right to us.

In addition, court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. The laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Any changes to patent law in the U.S. or other jurisdictions that impairs our ability to protect vilobelimab and other product candidates or their use in therapy could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Others may claim an ownership interest in our intellectual property and proprietary anti-C5a and anti-C5aRtechnologies which could expose us to litigation and have a significant adverse effect on our prospects.

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

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property and proprietary anti-C5a and anti-C5aR technology.

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

We may lose exclusivity to certain of our our intellectual property rights to the German federal government

We hold all of our intellectual property through our wholly owned subsidiary InflaRx GmbH in Germany. In the event of a national epidemic or pandemic, the German federal government, and the Federal Ministry of Health and other authorities have the right to order the use of our owned and in-licensed patents in the interest of the public welfare or the security of the Federal Republic of Germany. The German federal government may issue such an order with respect to our owned and in-licensed patents and we may lose exclusivity with respect to the technologies covered by such patents.

Additionally, the research resulting in certain of our patents and technology, including patents and technology relating to our clinical development in COVID-19, was funded in part by the German federal government. Results of such government funded research projects must, subject to certain conditions, be made available free of charge for academic research and teaching in Germany and must be published in bi-annual interim reports and a final report following completion of the funded work. Information relating to intellectual property generated, commercial expectations, scientific chances of success, next steps and certain additional information must be disclosed to the German government and to third parties for academic research and teaching upon request under a written confidentiality agreement. The German federal government additionally has, in the case of a special public interest, a non-exclusive and transferable right to use intellectual property generated as part of the funded work.

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

As of December 31, 2021, we had 59 full-time or part-time employees. Our focus on the development of vilobelimab requires us to optimize cash utilization and to manage and operate our business with limited personnel. We cannot assure you that we will be able to hire additional employees and/or retain adequate staffing levels to develop vilobelimab or run our operations or to accomplish all the objectives that we otherwise would seek to accomplish.

We depend heavily on our executive officers and directors, and the loss of their services would materially harm our business.

Our success depends, and will likely continue to depend, upon our ability to hire and retain the services of our current executive officers, directors, principal consultants and others. We are highly dependent on the management, development, clinical, financial and business development expertise of Professor Niels Riedemann, our Chief Executive Officer, Professor Renfeng Guo, our Chief Scientific Officer, Dr. Korinna Pilz, our Chief Clinical Development Officer, Dr. Thomas Taapken, our Chief Financial Officer and Jordan Zwick, our Chief Strategy Officer. Our ability to compete in the biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel.

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

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development and regulatory affairs. To manage these growth activities, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to devote a significant amount of its attention to managing these growth activities. Moreover, our expected growth could require us to relocate to a different geographic area of the country. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion or relocation of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion or relocation of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful development and commercialization of our product candidates.

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

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. If we or our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future at attractive terms or at all could be adversely affected.

We have broad discretion in the use of our cash on hand and may invest or spend it in way with which you do not agree and in ways that may not yield a return on your investment.

As of December 31, 2021, we had €26.2 million in cash and cash equivalents and €83.7 million in marketable securities. Our management will have broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

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

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

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

We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We anticipate that we will remain an emerging growth company until December 31, 2022.

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

We will lose our “emerging growth company” status at the end of 2022 and accordingly will incur additional costs for, and may encounter difficulties in the implementation and refinement of necessary processes in internal control over financial reporting.

As of December 31, 2022, we will no longer qualify as an emerging growth company. Accordingly, in our Annual Report on Form 20-F for the year ended December 31, 2022, we will no longer be subject to the reduced reporting requirements applicable to emerging growth companies and we will be required to adhere to, among other things, the auditor attestation requirement in the assessment of internal controls over financial reporting and compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements. As a result of losing our emerging growth company status at the end of 2022, we will incur additional costs that may continue as we refine our financial reporting processes and expand our operations.

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

See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS —A. Major shareholders.” elsewhere in this Annual Report for more information regarding the ownership of our outstanding common shares by our executive officers, directors and principal shareholders and their affiliates.

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

As of December 31, 2021, we had NOL carry forwards for German tax purposes of €142.0 million available. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG, or a Section 10a GewStG limitation. Any limitation may result in the expiration of the complete tax operating loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

As of December 31, 2021, our U.S. subsidiary, InflaRx Pharmaceuticals, Inc., had €10.2 million or $11.5 million of net operating losses for U.S. federal income tax purposes. Transfers or issuances of our equity may impair or reduce the ability of InflaRx Pharmaceuticals, Inc. to utilize U.S. federal net operating loss carryforwards and certain other tax attributes in the future. Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, contains rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An “ownership change” is generally defined as an increase in ownership of a corporation’s stock by more than 50 percentage points over a rolling three-year period by stockholders that own (directly, indirectly or constructively) 5% or more of the stock of a corporation at any time during the relevant rolling three-year period. If an ownership change occurs, Section 382 imposes an annual limitation on the use of pre-ownership change net operating losses, credits and certain other tax attributes to offset taxable income earned after the ownership change. The annual limitation is generally equal to the product of the applicable long-term tax-exempt rate in effect for the month in which the ownership change occurs and the value of the company’s stock immediately before the ownership change (subject to some adjustments). For example, this annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized (or treated as recognized) built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards or capital loss carryforwards. No assurance can be given that prior transactions have not resulted in an ownership change for purposes of Section 382 of the Code or that future transactions will not result in an ownership change. Even if a subsequent transaction does not result in an ownership change, it may materially increase the likelihood that we will undergo an ownership change in the future. Sales of our common shares by stockholders, whose interests may differ from our interests, may increase the likelihood that we or one of our subsidiaries undergoes an ownership change. If we or our subsidiaries have or were to undergo an ownership change, it could result in increased future tax liability to us.

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

We believe it is likely that we were a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in 2019, 2020 and 2021, and we may be a PFIC in one or more future taxable years. U.S. shareholders may be subject to adverse U.S. federal income tax consequences in 2021 and in any future taxable year in which we are a PFIC.

We believe it is likely that we were a PFIC for U.S. federal income tax purposes in 2019, 2020 and 2021, and we may be a PFIC in one or more future taxable years. In addition, we may, now or in the future directly or indirectly, hold equity interests in other PFICs. Under the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. It is possible that we will be a PFIC in any future taxable year because, among other things, (i) we currently own a substantial amount of passive assets, including cash and securities that may give rise to passive income, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, and (iii) the composition of our income may vary substantially over time.

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

If we ever pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.

We do not intend to pay any dividends to holders of our shares. However, if we do pay dividends, we may need to withhold tax on such dividends both in Germany and the Netherlands. As an entity incorporated under Dutch law any dividends distributed by us are subject to Dutch dividend withholding tax on the basis of Dutch domestic law. However, on the basis of the double tax treaty between Germany and the Netherlands, the Netherlands will be restricted from imposing dividend withholding tax if we continue to be a tax resident of Germany and our place of effective management is in Germany. However, Dutch dividend withholding tax is still required to be withheld from dividends if and when paid to Dutch resident holders of our shares (and non-Dutch resident holders of our shares that have a permanent establishment in the Netherlands to which their shareholding is attributable). As a result, upon a payment (or deemed payment) of dividends, we will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders cannot be determined, withholding of both German and Dutch dividend tax from such dividend may occur, upon a payment of dividends.

Furthermore, the withholding tax restriction referred to above is based on the current reservation made by Germany under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, or the MLI, with respect to the tie-breaker provision included in Article 4(3) of the double tax treaty between Germany and the Netherlands, orthe MLI tie-breaker reservation. If Germany changes its MLI tie-breaker reservation, we will not be entitled to any benefits of the double tax treaty between Germany and the Netherlands, including the withholding tax restriction, as long as Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and the Netherlands, except to the extent and in such manner as may be agreed upon by the authorities. As a result, any dividends distributed by us during the period no such agreement has been reached between Germany and the Netherlands, may be subject to withholding tax both in Germany and the Netherlands.

In addition, a proposed law is pending before the Dutch parliament, namely the Emergency Act Conditional Exit Dividend Tax (Spoedwet conditionele eindafrekening dividendbelasting) which would, if enacted, impose a dividend withholding (exit) tax on certain deemed distributions if we cease to be a Dutch tax resident and become a tax resident of a jurisdiction that is not a member of the EU or the EEA, when such jurisdiction does not satisfy certain conditions. In some cases, we would have a right to recover the amount of tax from our shareholders when such shareholder is not entitled to an exemption. If enacted in the form in which it is presently pending before the Dutch parliament, the proposed law will have retroactive effect to December 8, 2021

Dividends distributed on our shares to certain related entities in low-taxed or non-cooperative jurisdictions might in the future become subject to an additional Dutch withholding tax on dividends, as of 1 January 2024.

We have no plans to pay regular dividends on our ordinary shares. However, if we do pay dividends, under current Dutch tax law, dividends paid by us to holders of our shares could become subject to Dutch dividend withholding tax at a rate of 15% under the Dutch Dividend Withholding Tax Act (Wet op de dividendbelasting 1965), unless a domestic or treaty exemption or reduction applies; see “ITEM 10. ADDITIONAL INFORMATION — E. Taxation — Material Dutch Tax Considerations.” As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends paid to related entities in jurisdictions that have a corporate income tax rate below 9% (low-tax jurisdiction) or jurisdictions that are included on the EU's blacklist of non-cooperative jurisdictions (non-cooperative jurisdictions for tax purposes). In addition, the conditional withholding tax on dividends may also apply in situations where artificial structures are put in place with the main purpose or one of the main purposes to avoid the conditional withholding tax or in the event of a hybrid mismatch. The conditional withholding tax will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (currently 25.8%). The conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend payment. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular dividend withholding tax and conditional withholding tax will not exceed the highest corporate income tax rate in effect at the time of the distribution (currently 25.8%). As of January 1, 2024, the withholding tax rate on dividends paid to shareholders that are (A) entities related (gelieerd) to us and (B)(i) established in a low-taxing state or non-cooperative jurisdiction for tax purposes, (ii) a hybrid entity or reverse hybrid entity or (iii) interposed to avoid tax otherwise due by another entity, may rise from 15% to the highest corporate tax rate (currently 25.8%).

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

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all the best practice provisions of the DCGC. For a list of the most substantial DCGC best practices that we do not comply with, see “ITEM 10. ADDITIONAL INFORMATION — B. Memorandum and articles of association.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

General Risk Factors

COVID-19 has adversely impacted, and could continue to impact, our business, including our supply chain, clinical trials and commercialization of our product candidates.

The continued spread of the COVID-19 pandemic is adversely impacting clinical and preclinical trials globally and in different therapeutic areas. Our clinical trials or preclinical studies, including our ability to recruit and retain patients, principal investigators and site staff who, as healthcare providers, were impacted in 2021 and may be further significantly impacted. We, or our third-party contractors, manufacture our product candidates and perform clinical studies in different countries, including in Europe, Asia, the United States and South America. The impact of the COVID-19 pandemic varies among these countries; however, measures implemented by local, state or federal authorities to counter the spread of the COVID-19 pandemic have affected the ability of clinical and other staff to access research sites, including hospitals, manufacturing plants and laboratories, which have, and could continue to, significantly delay and impede our and our contractor’s activities in such countries. Such delays or impediments could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

In addition, the spread of COVID-19 has resulted in significant governmental measures being implemented to control the spread of the COVID-19 pandemic. Public health officials have recommended and mandated precautions to mitigate the spread of COVID-19, including prohibitions on congregating, traveling across borders, shelter-in-place orders and other similar measures. We have taken precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring some or all of our employees to work remotely, suspending all non-essential travel. Such measures have been implemented to warrant the health and well-being of our employees, but they could negatively affect our business as remote work may prove to be less effective in conducting our business operations. The COVID-19 pandemic has also caused volatility in the global financial markets and has resulted in an associated recession in the global economy, which in the long term may negatively affect our ability to raise additional capital on attractive terms or at all.

While many countries are in the process of vaccinating their residents against COVID-19, the large scale and challenging logistics of distributing the vaccines, adoption rates, as well as uncertainty over the efficacy of the vaccine against new variants of the virus may contribute to delays in economic recovery. Considering the evolving nature of COVID-19, the impact of the COVID-19 pandemic on our business, financial condition and results of operations could materially change in the future. The degree to which the COVID-19 pandemic affects us will depend on future developments that are highly uncertain, including, but not limited to, the duration and severity of the COVID-19 pandemic, the actions taken to reduce/cease the virus’ transmission and the extent to which more stable economic and operating conditions resume. If the COVID-19 pandemic and the associated recession continue for a prolonged period of time, our business, financial condition, results of operations, and clinical trial activities could be further negatively impacted.

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

The development and commercialization of new products is highly competitive. We expect that we, and any future collaborators, will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to any of our product candidates that we, or any future collaborators, may seek to develop or commercialize in the future. For example, other pharmaceutical companies may commence development efforts for product candidates targeting the same indications as vilobelimab, including HS, severe COVID-19, AAV, PG or indications in the oncology field including cSCC, or any other indications we may target. For a detailed analysis of the competitive environment in which we operate, see “ITEM 4. INFORMATION ON THE COMPANY — B. Business Overview — Competition.”

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

We may be reliant upon licenses to certain patent rights and proprietary anti-C5a and anti-C5aR technology and other intellectual property from third parties that are important or necessary to the development of our product candidates and the manufacture and other commercialization of our products. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop, manufacture or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing, manufacturing and commercializing competitive products in territories included in all of our licenses. Our licensors may have sublicensed patents and other intellectual property owned by a third party, or relied on third-party consultants or collaborators or funds from third parties that have an ownership or other right, title or interest in or to such in-licensed intellectual property, such that our licensors are not the sole and exclusive owners of the patents and other intellectual property we in-license. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

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

We are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We will cease to be an “emerging growth company” on December 31, 2022. Accordingly, in our Annual Report on Form 20-F for the year ended December 31, 2022, we will be required to adhere to, among other things, the auditor attestation requirement in the assessment of internal controls over financial reporting. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

ITEM 4. INFORMATION ON THE COMPANY

D. History and development of the company

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a and anti-C5aR technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and small molecule inhibitors or C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, vilobelimab, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. We are developing vilobelimab for the treatment of Hidradenitis Suppurativa, or HS, a rare and chronic debilitating systemic inflammatory skin disease, for which we are conducting a Phase III study, which we initiated in January 2022. Beyond HS, we intend to develop vilobelimab and other proprietary development candidates to address a wide array of complement-mediated diseases with significant unmet medical needs, including severe COVID-19, ANCA-associated vasculitis, or AAV, a rare and life-threatening autoimmune disease; Pyoderma Gangrenosum, or PG, a chronic inflammatory skin disorder and cutaneous Squamous Cell Carcinoma (cSCC) and potentially other new indications.

Our legal and commercial name is InflaRx N.V.. InflaRx was founded in 2007 as InflaRx GmbH by Professor Niels Riedemann and Professor Renfeng Guo in Jena, Germany. Our agent for service of process in the United States is InflaRx Pharmaceuticals, Inc. located at 600 S Wagner Rd, Ann Arbor, MI 48103. Our principal executive offices and laboratories are located in Winzerlaer Str. 2, 07745 Jena, Germany, telephone: (+49) 3641 508 180. We have additional offices in Planegg-Martinsried (Munich), Germany and in Ann Arbor, Michigan, United States, where we also have laboratories. We employ a total of 59 employees, 18 of whom have M.D. or Ph.D. degrees. Our management team has extensive experience in the field of complement research, clinical research and the biopharmaceutical industry. Both our Chief Executive Officer and founder, Professor (Dr.) Niels Riedemann, and our Chief Scientific Officer and founder, Professor Renfeng Guo, have over 20 years of complement research experience, having published extensively on C5a and its receptors. Our Chief Financial Officer, Dr. Thomas Taapken, has served in executive positions and boards for various private and public European biotechnology companies over the last 17 years and has 25 years total experience in the biopharmaceutical and venture capital industries. Jordan Zwick, our Chief Strategy Officer, has over a decade of experience in working in finance, marketing and corporate development in a range of industries including life sciences and financial services. In this role, he was responsible for business development transactions, alliance management, strategic planning and portfolio management. Dr. Korina Pilz, our Chief Clinical Development Officer, worked over 20 years in roles of increasing responsibility in academia and several biotechnology and pharmaceutical companies. She established successful international clinical development plans and led international, multi-cultural project groups responsible for execution of a broad spectrum of clinical studies, including first-in-human and Phase I to Phase III studies.

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

B. Business Overview

Overview

Role of the C5a/C5aR axis as critical component in the immune system

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

Unlike its ligand C5a, C5aR can be pharmacologically inhibited by small molecules. It is generally believed that blockade of C5a using antibodies offers a fast, complete, and safe way to control C5a-induced inflammation. The advantage of a small molecule inhibitor to C5aR is that it can be administered orally, thereby offering broad, long-term ease of administration to patients. Through proper clinical investigation of these small molecule C5aR antagonists in diseases induced by the activation of C5aR/C5aR axis, the safety and efficacy of these agents can be established. As such, the development of both, C5a and C5aR blocking agents, is possible to combat a variety C5a/C5aR-associated diseases.

Vilobelimab

Hidradenitis Suppurativa

Vilobelimab is currently being developed for the treatment of hidradenitis suppurativa, or HS, a chronic debilitating systemic inflammatory skin disease, where we estimate that moderate to severe HS has a prevalence of up to 200,000 patients, while increasing evidence exists that the prevalence may be higher. HS results in painful inflammation of the skin and hair follicles, especially in the armpit, groin and genitalia regions. In the more chronic form of the disease, patients experience draining tunnels (previously referred to as draining fistulas), often requiring the use of bandages and diapers to absorb the constant flow of pus, thus adversely affecting quality of life. We have demonstrated that HS patients have significant complement activation, and in particular that C5a is a key promoter of neutrophil activation, believed to play a potential disease promoting role.

The only approved drug in the United States and in Europe to treat HS is adalimumab, an inhibitor of tumor necrosis factor-alpha, or TNF-alpha. Although adalimumab provides clinical benefit to a portion of moderate to severe HS patients, a high unmet medical need still persists.

We are currently conducting a randomized, double-blind, placebo-controlled, multicenter pivotal Phase III study to determine efficacy and safety of vilobelimab in patients with moderate to severe HS and actively draining tunnels, which we initiated in January 2022 and which was paused in February 2022, after having received conflicting advice from the FDA regarding the proposed clinical trial protocol and the primary endpoint of the study described therein. In March 2022, the FDA corrected its advice to us and we are currently evaluating next steps regarding the development of vilobelimab in HS.

COVID-19

We are also developing vilobelimab in severe COVID-19. On March 31, 2020, we initiated a randomized open label multicenter trial Phase II/III clinical development program with vilobelimab in severe COVID-19 patients with severely progressed pneumonia. In the Phase II part of the study, we evaluated vilobelimab treatment plus best supportive care compared to best supportive care alone for up to 28 days. Vilobelimab treatment was associated with a lower 28-day all-cause mortality when compared to the best supportive care group, along with trends in disease improvement, as evidenced by fewer patients experiencing renal impairment assessed by estimated glomerular filtration rates, more patients showing reversal of blood lymphocytopenia and a greater lowering of lactate dehydrogenase concentrations. Subsequently, we announced the first patient enrolled in the Phase III part of the study. An interim analysis by an independent data monitoring committee (IDMC), which took place in July 2021 and analyzed the data of the first 180 patients evaluable for the 28-day mortality endpoint, led to a recommendation to continue the study as planned. On October 12, 2021, we announced full enrollment of the study at 369 mechanically ventilated patients with COVID-19 across sites in the EU, South America and other regions. The primary endpoint is 28-day all-cause mortality and topline data is expected within the first quarter of 2022. The results from this Phase III trial will heavily influence our decision with respect to any future development of vilobelimab in COVID-19 and the larger strategic focus of the company.

On October 19, 2021, we announced that we received a grant of up to EUR 43.7 million from the German Ministry of Education and Research and the German Ministry of Health to support the Company’s development of vilobelimab for the treatment of severe COVID-19 patients. The initial tranche amounts to up to EUR 25.8 million and is structured as reimbursement of 80% of certain pre-specified expenses related to the clinical development and manufacturing of vilobelimab. The remainder of the grant will be awarded in three additional subsequent tranches, each conditional on reaching agreed-upon development and manufacturing-related milestones for the preceding tranche and structured as reimbursement for Company expenses. Individual tranches will not be paid if the preceding milestone of a tranche is not met.

Anti-neutrophil cytoplasm antibody (ANCA) associated vasculitis

We are also developing vilobelimab for the treatment of ANCA associated vasculitis, or AAV, a rare, life-threatening autoimmune disease associated with powerful inflammatory flares that impair kidney function and lead to fatal organ dysfunction. This disease affects approximately 40,000 and 75,000 patients in the United States and Europe, respectively. In addition, this disease has a reported incidence of 4,000 and 7,500 new patients per year in the United States and Europe, respectively.

In October 2018, we dosed the first patient in a randomized, triple blind, placebo-controlled Phase II study with vilobelimab in patients with AAV. The main objective of the study was to evaluate the efficacy and safety of two dosing regimens of vilobelimab in patients with moderate to severe AAV, when dosed in addition to standard of care, which includes treatment with high dose glucocorticoids and either cyclophosphamide or rituximab. The primary endpoint of the study was the number and percentage of subjects who experience at least one treatment-emergent adverse event (TEAE) per treatment group at week 24. Nineteen patients were enrolled at centers in the US. In May 2021, we reported topline data from the study. The results indicated that vilobelimab, when given in addition to best standard of care, was well-tolerated.

In May 2019, we initiated a randomized, double-blind, placebo-controlled Phase II clinical study with vilobelimab in patients with AAV. The main objective of this second study was to evaluate the efficacy and safety of vilobelimab in patients with moderate to severe AAV. The primary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16. The study was conducted in two parts. In Part 1, patients were randomized to receive either vilobelimab plus a reduced dose of glucocorticoids, or placebo plus a standard dose of glucocorticoids. Patients received standard of care dosing in both arms of rituximab or cyclophosphamide. In Part 2 of the study, patients were randomized to receive either vilobelimab plus placebo, glucocorticoids or placebo plus a standard dose of glucocorticoids (both in addition to standard of care therapy consisting of rituximab or cyclophosphamide). In November 2021, we announced that the study achieved its principal objective, demonstrating comparable clinical response of vilobelimab to standard of care, while significantly reducing the need for glucocorticoid (GC) treatment in this life-threatening indication.

We plan to discuss the data from both the U.S. and EU studies with regulatory authorities before determining next steps with the program.

Pyoderma Gangraenosum

We are also developing vilobelimab for the treatment of pyoderma gangraenosum (PG), a rare neutrophilic dermatosis associated with chronic cutaneous ulcerations. PG usually has a devastating effect on patient’s life due to severe pain and induction of significant movement impairment depending on lesions’ location. In February 2019, we initiated an open label, multi-centric Phase IIa exploratory study enrolling 18 patients with moderate to severe PG in Canada, the U.S. and Poland. The objectives of this study are to evaluate the safety and efficacy of vilobelimab in this patient population in three different doses.

On April 15, 2021 the study reached its enrollment target with 19 patients. On October 27, 2021, we announced preliminary results from the study. In the third dosing cohort at 2400mg biweekly, six of the seven patients achieved clinical remission with a PGA score of ≤ 1, which reflects a closure of the target ulcer. All patients in cohort 3 had elevated C5a levels at baseline that were continuously suppressed after initiation of vilobelimab. From all cohorts, two patients had related serious adverse events, or SAEs, that were reported: One patient experienced an erysipelas leading to hospitalization (judged as non-drug related by sponsor), another developed a rash due to a delayed hypersensitivity reaction and withdrew from study. No dose-related AEs were found. Overall, the observed adverse effect (AE) profile was in line with the underlying disease. With these results, we plan to seek FDA guidance on next steps toward a pivotal program. Final results from all patients are expected in the first half of 2022.

Cutaneous Squamous Cell Carcinoma (cSCC)

We are also developing vilobelimab for the treatment of PD-1/PD-L1 inhibitor resistant/refractory locally advanced or metastatic cutaneous squamous cell carcinoma (cSCC). cSCC is the second most common skin cancer. The incidence of cSCC increases with increasing sun exposure and age and individuals with fair skin and hair are more often concerned. Approximately 200,000 to 400,000 cases of cSCC per year are being reported in the United States reaching up to estimates as high as 1 million per year. Estimates in Europe vary by geographic location from approximately 30/100,000 per year in Northern Europe to approximately 10/100,000 in Southern Europe. The incidence of cSCC is increasing dramatically around the world. The potential for local recurrence or metastasis of cSCC varies with the pathologic variant and localization of the primary lesion, the risk for metastasis in cSCC is approximately 2-5%. Advanced cSCC 10-year survival rates are less than 20% with regional lymph node involvement and less than 10% with distant metastases. In June 2021, we announced the dosing of the first patient in the study. A total of five patients have been enrolled in the study, four in the monotherapy arm and one in the combination arm. After five weeks of treatment with the first three patients in the monotherapy arm, a safety assessment was completed, and enrollment in the combination arm was opened.

INF904

We are developing an oral, small molecule drug candidate that targets the C5aR receptor. C5aR, a G-protein-coupled-receptor expressed primarily by granulocytes, mediates the pathophysiological effects of C5a. We plan on targeting complement-mediated, chronic auto-immune and inflammatory conditions where an oral small molecule is needed for patients. All IND-enabling studies have been completed and we plan to initiate the Phase I program in the second half of 2022.

IFX002

To expand the breadth of our anti-C5a technology, we are developing IFX002 for the treatment of chronic inflammatory indications. IFX002 shares the same mechanism of action as vilobelimab, blocking C5a with high specificity, but is designed with a dosing regimen that may be more suitable for chronic therapy. IFX002 is in pre-clinical development.

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

Our programs

Vilobelimab for the treatment of Hidradenitis Suppurativa

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

____________

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

On July 18, 2019 we published a post-hoc analysis. This analysis showed multiple additional signals of efficacy for the vilobelimab high dose group compared to the placebo group within the initial phase of the SHINE study, which demonstrated significant reductions in all combined inflammatory lesions, on draining fistula and on the IHS4² which also scores all inflammatory lesions and has been developed by an international expert group to score severity and track treatment response, although it has not be utilized in late stage clinical studies in HS. The IHS4 weights the most fluctuating lesions such as inflammatory nodules (1 point), less than abscesses (2 points) or draining fistulas (4 points).

____________

2 In order to assess the potential long-lasting effect of vilobelimab treatment at the end of the three months observations period of the initial Phase IIa study, an observational study was conducted on 10 of the 12 clinical subjects. The data revealed that the time after concluding vilobelimab treatment to the first flare, defined as need for antibiotic treatment upon worsening of HS symptoms, was 209 days (range 54 to 318 days) and that, while being off medication, 50% of patients had no flares until day 203.

At week 16, there was a statistically significant reduction of draining fistulas, or DF, relative to baseline in the high dose vilobelimab group when compared to placebo (Figure 1 – relating to all patients with at least 1DF at baseline).

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

In March 2021, we submitted a Special Protocol Assessment (SPA) to the FDA for the Phase III HS program for vilobelimab in Hidradenitis Suppurativa (HS), suggesting International Hidradenitis Suppurativa Severity Score (IHS4) as the primary efficacy endpoint and, in May 2021, the Company received an official response. The FDA agreed to the dosing regimen in the protocol but did not agree with the assessment of the primary endpoint using IHS4.

At the FDA’s suggestion, we submitted a Type A meeting request to the FDA in July 2021 to align on the Phase III study design and a proposed new primary endpoint instead of IHS4. At the meeting, the discussion focused on reaching consensus on the overall study population and the primary endpoint measure. On September 8, 2021, we announced the outcome of this meeting in which the FDA was supportive of the proposed pivotal study program focusing on patients with active draining tunnels. The FDA also supported a new primary efficacy endpoint that will include measuring the reduction of all three inflammatory lesions associated with HS - inflammatory nodules, abscesses and draining tunnels, called m-HISCR (modified Hidradenitis Suppurativa Clinical Response). A m-HISCR responder is defined as, relative to baseline, at least a 50% reduction of ANdT count and at least a 50% reduction of dT count. In the minutes of that meeting, FDA provided advice on how to implement, name and validate the meaningfulness of the m-HiSCR for the intended patient population, especially since a reduction in draining tunnels is not captured by the HiSCR. Following the advice received in the Type A meeting, in the fourth quarter of 2021, we submitted a full clinical trial protocol for the planned clinical Phase III trial of vilobelimab in HS patients with actively draining disease to the FDA. Upon submission of study protocol for review, we received no comments from FDA within the 30-day and 60-day review periods.

Subsequently, in January 2022, we announced the initiation of the Phase III clinical trial in HS patients with activly draining tunnels with the m-HiSCR as primary endpoint.

On February 3, 2022, we held a virtual R&D event in which we disclosed a post-hoc analysis of the m-HISCR on the Phase IIB SHINE data. Details can be seen down below.

The data is consistent with the fact that in the Phase IIB SHINE study, significant reduction of dT count is only achieved with the high dose, the m-HiSCR response demands at least 50% reduction of dT count, and significant improvement on m-HiSCR is only observed for the high dose group, which is the only group with significant reduction of dT count.

In February of 2022, we received an advice letter from the FDA related to our Phase III program with vilobelimab for the treatment of HS. The feedback indicated that the FDA recommends using the HiSCR as the primary endpoint in the Phase III trial. The FDA advice was provided nearly three months after our protocol submission and contrasted with the FDA advice provided to us in the Type A meeting held previously. Given the unexpected details of the feedback from the FDA, we paused activities related to the Phase III clinical trial. Howeverr, the FDA did not issue a clinical hold.

In March 2022, we received a corrected advice letter fromt eh FDA. In this letter, the FDA stated that itcorrects its advice letter from February of 2022 and no longer recommends that we use the HiSCR as the primary endpoint for the chosen patient population but gives recommendations related to implementation of the modified HiSCR.

We are currently evaluating next steps regarding the development of vilobelimab in HS.

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

On September 14, 2020, we announced the first patient enrolled in the Phase III part of the study. An interim analysis by an independent data monitoring committee (IDMC), which took place in July 2021 and analyzed the data of the first 180 patients evaluable for the 28-day mortality endpoint, led to a recommendation to continue the study as planned. Per recommendations from the EMA and FDA, the option to potentially stop the study early based on efficacy was removed from the interim analysis. On October 12, 2021, we announced full enrollment of the study at 369 mechanically ventilated patients with COVID-19 across sites in the EU, South America and other regions. Patients were randomized 1:1 to receive either vilobelimab or placebo; all patients received standard of care. The primary endpoint is 28-day all-cause mortality; key secondary endpoints include assessment of organ support and disease improvement. Topline data for the 28-day mortality primary endpoint are expected to be available within the first quarter of 2022. If the trial successfully reaches the primary endpoint goal, we will seek marketing authorization in major markets including the U.S. and Europe through available expedited routes of approval, such as emergency use authorization, or EUA, and others. In parallel, we also intend to seek for partners to support our commercialization, such as partnerships in select regions and potentially building commercial infrastructure in other regions. The commercialization strategy will depend on the quality of the clinical trial data, the commercial opportunity, launch timelines and the ability to access capital for commercialization expenses.

On October 19, 2021, we announced that we received a grant of up to EUR 43.7 million from the German Ministry of Education and Research and the German Ministry of Health to support the Company’s development of vilobelimab for the treatment for severe COVID-19 patients. The initial tranche amounts to EUR 25.8 million (approximately USD 29.9 million) and is structured as reimbursement of 80% of certain pre-specified expenses related to the clinical development and manufacturing of vilobelimab. The remainder of the grant will be awarded in three additional subsequent tranches, each conditional on reaching agreed-upon development and manufacturing-related milestones for the preceding tranche and structured as reimbursement for Company expenses. Individual tranches will not be paid if the preceding milestone of a tranche is not met.

Vilobelimab for the treatment of ANCA-associated Vasculitis

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

Our clinical development strategy for vilobelimab in AAV first focused on acutely ill AAV patients, where we believe vilobelimab has the potential to successfully induce remission and reduce or eliminate the need for HDCS therapy, leading to reduction or elimination of HDCS therapy and providing an improved safety profile. Thereby we also intend to focus on speed of induction of remission and reducing rate of renal replacement and kidney dysfunction. An additional focus could address the maintenance of remission in patients.

We conducted a pre-IND meeting for vilobelimab therapy in AAV patients in February 2018 and, based on this, we initiated a U.S. clinical Phase II study with vilobelimab in AAV patients primarily investigating safety and tolerability of vilobelimab in AAV patients as well as exploring efficacy of vilobelimab when added to standard of care therapy. In addition, we have initiated a second Phase II study with vilobelimab in AAV patients outside the U.S. focusing on safety as well as on investigating the potential to reduce and avoid high dose glucocorticoid treatment during the induction phase of acute AAV. Part of the development strategy will also be submission of an orphan drug application to the FDA and EMA once first data are available.

In October 2018, we dosed the first patient in the randomized, triple blind, placebo-controlled U.S. Phase II IXPLORE study with vilobelimab in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of two dosing regimens of vilobelimab in patients with moderate to severe AAV, when dosed in addition to standard of care, which included treatment with high dose glucocorticoids and either cyclophosphamide or rituximab. Patients were randomized to either receive a low dose of vilobelimab in combination with a standard dose of glucocorticoids, a high dose of vilobelimab in combination with a standard dose of glucocorticoids or placebo in combination with a standard dose of glucocorticoids. Patients in all three groups received the standard of care dosing therapy consisting of rituximab or cyclophosphamide. The primary endpoint of the study is the number and percentage of subjects who experience at least one treatment-emergent adverse event (TEAE) per treatment group at week 24. The key secondary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16, a well-established endpoint that has been used in the previous AAV studies, along with clinical remission. It was originally planned that we would enroll approximately 36 patients at centers in the US. After a blinded interim analysis was conducted as well as an assessment of the potential impact of the ongoing COVID-19 pandemic, a decision was made to finalize enrollment at 19 patients. In October 2020, we announced that the 19 patients had finished treatment. In May 2021, we announced the topline results. U.S. IXPLORE Phase II trial achieved its objective; vilobelimab was shown to be safe and well tolerated in patients with ANCA-associated vasculitis when added to current standard of care. Overall, no safety signal of concern could be detected in the study, as observed TEAEs are reflective of the disease and SOC treatment. The IXPLORE study was not powered to show statistical significance on efficacy endpoints; however, clinical response and remission for each treatment group was measured at week 16 as secondary efficacy endpoints using the BVAS. The proportion of patients achieving a clinical response was defined as a 50% reduction in BVAS at week 16 (and no worsening in any body system) compared to baseline, and clinical remission was defined as BVAS=0. Although the sample size of the trial was small and it is difficult to interpret results not powered to show statistical significance, patients across all three treatment groups demonstrated a strong response at week 16, and more patients treated with SOC plus vilobelimab had clinical remissions at various timepoints throughout the study compared to SOC plus placebo.

In May 2019, we initiated a randomized, double-blind, placebo-controlled European Phase II IXCHANGE study with vilobelimab in patients with AAV. The main objective of this study is to evaluate the efficacy and safety of vilobelimab in patients with moderate to severe AAV. The primary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16. Secondary efficacy endpoints being analyzed include clinical remission, evaluation of the Vasculitis Damage Index, reduction of glucocorticoid toxicity, several relevant biomarkers like glomerular filtration rate, and patient reported outcomes. We originally planned that we would enroll approximately 80 patients at about 60 sites in up to 12 European countries and Russia, with all participating study sites being closed in all countries by end of 2021. The study is being conducted in two parts. In part 1, patients are being randomized to receive either vilobelimab plus a reduced dose of glucocorticoids, or placebo plus a standard dose of glucocorticoids. Patients in both arms will receive the standard of care dosing of immunosuppressive therapy (rituximab or cyclophosphamide). In part 2 of the study, patients are randomized to receive either vilobelimab plus placebo glucocorticoids or placebo plus a standard dose of glucocorticoids (both in addition to standard of care immunosuppressive therapy with rituximab or cyclophosphamide). After analyzing the impact of the ongoing COVID-19 pandemic on the study, we conducted a blinded internal interim analysis, in addition to obtaining review by an independent data monitoring committee related to safety and efficacy. Based on the results of the blinded interim analysis of part 1 of the IXCHANGE study, we decided to continue with part 2 of the study but decrease the number of enrolled patients. In November 2021, we announced topline data from both parts of the study. The study achieved its principal objective, demonstrating comparable clinical response of vilobelimab to standard of care, while significantly reducing the need for glucocorticoid (GC) treatment in this life-threatening indication. Clinical response as well as clinical remission were achieved in comparably high rates in all three arms: Clinical response at week 16 in evaluable patients was observed in 16 out of 18 (88.9%) patients in the treatment group receiving vilobelimab alone; in 22 out of 23 (95.7%) patients receiving SDGC; and in 10 out of 13 (76.9%) patients in the vilobelimab + RDGC group. The GTI composite score at week 16 was substantially lowered in the vilobelimab alone group (mean value of 0.8) when compared to the SDGC group (mean value of 44.9) and the vilobelimab + RDGC group (mean value of 26.1). Assessment of the VDI at week 16 suggested comparable values between groups with the vilobelimab only group showing the lowest value: vilobelimab only group (1.0), SDGC group (1.5) and vilobelimab + RDGC group (1.9). eGFR, a secondary endpoint of the study, demonstrated no observed medically meaningful changes in all three arms. The vilobelimab only group had the lowest number of reported treatment emergent adverse events (TEAEs) as well as related TEAEs.

We plan to discuss the data from both the U.S. and EU studies with regulatory authorities to determine next steps with the program.

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

Vilobelimab for the treatment of Pyoderma Gangraenosum

We are also developing vilobelimab for the treatment of Pyoderma Gangraenosum (PG). PG is a chronic inflammatory form of neutrophilic dermatosis characterized by accumulation of neutrophils in the affected skin areas. The exact pathophysiology is not fully understood, but it is postulated that inflammatory cytokine production as well as neutrophil activation and dysfunction contribute to a sterile inflammation in the skin. PG presents as painful pustule or papule, mainly on the lower extremities which rapidly progress to an extremely painful enlarging ulcer. Associated symptoms include fever, malaise, weight loss and myalgia. PG usually has a devastating effect on a patient’s life due to the severe pain and induction of significant movement impairment depending on lesions’ location. The exact prevalence of PG is not yet known but is estimated that up to 51,000 patients in the U.S. and Europe are affected by this disease. We plan to seek orphan drug designation for PG in the United States and Europe.

In February 2019, we initiated an open label, multi-centric Phase IIa exploratory study enrolling 18 patients with moderate to severe PG in Canada, the U.S. and Poland. The objectives of this study are to evaluate the safety and efficacy of vilobelimab in this patient population in three different doses. In February 2020, we announced initial data from the first five patients in this trial two patients achieved complete closure of the target ulcer. The drug was well tolerated, and no drug-related severe adverse events (SAE) have been recorded to date in the study. On April 15, 2021 we announced the completion of the enrollment target in this study with 19 patients. Data from the second dose cohort was announced on August 10, 2021. Ten patients were evaluable for the efficacy assessment on day 99 because 2 out of the 12 patients withdrew from the study before reaching day 99 of the treatment. Out of the 10 patients evaluable for efficacy at day 99, four patients met the response criteria, with three of them achieving complete closure of the target ulcer. The three patients who showed clinical response with a PGA score of ≤ 3 with complete target ulcer closure had elevated C5a levels at baseline. InflaRx previously reported the clinical response for two of these three patients in February 2020. The third patient demonstrating complete target ulcer closure had been increased from the 1600mg dose group to the highest dose of 2400mg dose on day 57 of the study and closed the ulcer after the dose escalation. The other six patients (three patients of which the results had been previously disclosed in February 2020) all showed slight improvement in their condition according to the PGA definition (PGA score = 4). On October 27, 2021, we released data from the third dosing cohort. In the third dosing cohort at 2400mg biweekly, six of the seven patients achieved clinical remission with a PGA score of ≤ 1, which reflects a closure of the target ulcer. All patients in cohort 3 had elevated C5a levels at baseline that were continuously suppressed after initiation of vilobelimab. From all cohorts, two patients had related SAEs that were reported: One patient experienced an erysipelas leading to hospitalization (judged as non-related by sponsor), another developed a rash due to a delayed hypersensitivity reaction and withdrew from study (which had been previously disclosed from cohort 2). No dose-related AEs were found. Overall, the observed AE profile was in line with the underlying disease. Final results from all patients are expected in the first half of 2022.

Vilobelimab for the treatment of cutaneous Squamous Cell Carcinoma

We are also developing vilobelimab for the treatment of PD-1/PD-L1 inhibitor resistant/refractory locally advanced or metastatic cutaneous Squamous Cell Carcinoma (cSCC). CSCC is the second most common skin cancer. The incidence of cSCC increases with increasing sun exposure and age and individuals with fair skin and hair are more often concerned. Approximately 200,000 to 400,000 cases of cSCC per year are being reported in the United States reaching up to estimates as high as 1 million per year. Estimates in Europe vary by geographic location from approximately 30/100,00 per year in Northern Europe to approximately 10/100,000 in Southern Europe. The incidence of cSCC is increasing dramatically around the world. The potential for local recurrence or metastasis of cSCC varies with the pathologic variant and localization of the primary lesion, the risk for metastasis in cSCC is approximately 2-5%. Advanced SCC 10-year survival rates are less than 20% with regional lymph node involvement and less than 10% with distant metastases. Distant metastases have median survival of less than 2 years. In June 2021, we announced the dosing of the first patient in the open label, non-comparative, two-stage, Phase II trial investigating two independent arms: vilobelimab alone (Arm A) and vilobelimab in combination with pembrolizumab (Arm B). The main objectives of the trial are to assess the safety and antitumor activity of vilobelimab monotherapy and to determine the maximum tolerated or recommended dose, safety and antitumor activity in the combination arm. In February 2021, we announced that in the vilobelimab and pembrolizumab combination arm (Arm B), the three patients enrolled in the first dosing cohort have been treated for 36 days with no safety concerns and the independent Steering Committee unanimously voted to continue study as planned and open enrollment for second dosing cohort. The interim analysis in Arm B required to move to the second stage of the Phase II trial is expected after ten patients have been treated and are evaluable for response assessment at the recommended Phase II dose level, which will be selected based on data from the safety run-in phase of the study. These data are expected to be available in the first quarter of 2023. In parallel, we announced that enrollment continues in the monotherapy Arm A. Six patients are now enrolled in this arm. The interim analysis in Arm A required to proceed to the second stage is expected to be available after ten patients are evaluable for response assessment. These data are expected to be available in the third quarter of 2022.

INF-904

We are developing an oral, small molecule drug candidate that targets the C5aR receptor. C5aR, a G-protein-coupled-receptor expressed primarily by granulocytes, mediates the pathophysiological effects of C5a. We plan on targeting complement-mediated, chronic auto-immune and inflammatory conditions where an oral small molecule is needed for patients. All IND-enabling studies have been completed and we plan to initiate the Phase I program in the second half of 2022. An evaluation of optional clinical indications in which this drug candidate will be developed after completion of the Phase I safety study is currently ongoing.

Our strategy

Our goal is to maintain and further advance our leadership position within the anti-C5a complement space, delivering first-in-class autoimmune and anti-inflammatory therapies to market. To achieve this goal, we are executing on the following strategies:

•	Advance our lead program vilobelimab for HS. Following the read-out of the Phase IIb trial, we have initiated a Phase III program that would support a regulatory application for vilobelimab for the treatment of HS. We are currently evaluating next steps regarding the development of vilobelimab in HS, based on the ongoing interactions with the FDA.

•	Advance vilobelimab to market approval for severe COVID-19: Complete the Phase III part of the Phase II/III trial in severe COVID-19 patients and ultimately seek regulatory approval globally.

•	Advance vilobelimab in PG. Based on the Phase IIa open label data, we plan to advance into a Phase III program once we can align on the trial design with regulatory authorities

•	Complete Phase II clinical development of vilobelimab for SCC and other complement-mediated autoimmune and inflammatory diseases. We are studying the potential benefit of vilobelimab treatment in PD-1/PD-L1 inhibitor resistant/refractory locally advanced or metastatic Cutaneous Squamous Cell Carcinoma (cSCC) in an ongoing clinical Phase II proof of concept study. We plan to eventually develop vilobelimab for other complement-mediated autoimmune and inflammatory diseases in the future.

•	Complete a Phase I, first in human study with INF904. We plan to study our C5aR antagonist in a first in human study in 2022, with a goal of developing this for the treatment of other complement-mediated auto-immune and inflammatory diseases where a small molecule is needed for patient care.

•

Establish a fully validated manufacturing process for vilobelimab. We plan to establish a fully validated manufacturing process for vilobelimab within an established and reputable CDMO with the goal to fulfill the quality criteria to gain regulatory approval for such process. We plan to establish the final manufacturing of the finished pharmaceutical product (“fill and finish”) in Germany and the transfer of the manufacturing process from China to Germany is supported by the grant we were awarded from the German federal government.

•	Pursue the clinical development of IFX002 and continue to expand the breadth of our anti-C5a technology. We are developing IFX002 as an injectable with a longer half-life than vilobelimab, making it suitable for chronic inflammatory indications with less severe flares or closer to the onset of disease. IFX002 shares the same features as vilobelimab with respect to its mechanism of action, covered binding epitope and selectivity. The pre-clinical development of IFX002 is supported by a grant from the German government. We believe IFX002 holds the potential to treat various chronic inflammatory diseases that could benefit from a dosing regimen more suitable for chronic therapy.

•	Commercialize vilobelimab, if approved, either independently or in collaboration with a partner. We intend to independently pursue the approval and commercialization of vilobelimab for HS and potentially other indications in the United States and Europe. We plan to employ a targeted commercial infrastructure to promote access to vilobelimab through centers-of-excellence that treat HS in these core markets. Outside of the United States and Europe, we may pursue the approval and commercialization of vilobelimab for HS and potentially other indications either independently or in collaboration with others. For other indications, we intend to develop and commercialize vilobelimab either independently or through collaborations with other parties.

•	Solidify our leadership position in the anti-C5a space by leveraging the full potential of our proprietary anti-C5a technology and expertise in complement and inflammation. We intend to continue to discover and develop treatments that have the potential to address a broad spectrum of complement-mediated or immune response mediated indications with significant unmet need, either internally or in collaboration with a partner. To accomplish this, we continue to supplement our research and development activities with our discovery unit in Ann Arbor, Michigan and we are further building out our business development capabilities.

The complement system and role of the C5a/C5aR axis as critical component in the immune system

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

Role of C5aR as potential target for therapeutic intervention

Two C5a receptors, C5aR (also known as C5aR1 or CD88) and C5aR2 (also known as C5L2 or GPR77), mediate the biological activities of C5a. Activation of C5aR has broadly acknowledged proinflammatory roles, while activation of C5aR2 remains controversial having both pro- and anti-inflammatory roles. In animal models of sepsis, anti-C5a treatment ameliorated the development of inflammatory responses and improved survival. In addition, experiment evidence suggests that blockade of C5aR signaling similarly improves survival in animals with sepsis. Finally, C5aR antagonists have shown excellent therapeutic effects in numerous models of inflammatory diseases involving complement activation.

Unlike its ligand C5a, C5aR can be pharmacologically inhibited by small molecules. In October 2021, Avacopan, an oral C5aR antagonist, received market approval in the USA as an adjunctive treatment in adults for severe active ANCA-associated vasculitis (specifically MPA and GPA) in combination with standard therapy including glucocorticoids.

It is generally believed that blockade of C5a using antibodies offers a fast, complete, and safe way to control C5a-induced inflammation. The advantage of a small molecule inhibitor to C5aR is that it can be administered orally, thereby offering broad, long-term ease of administration to patients. Through proper clinical investigation of these small molecule C5aR antagonists in diseases induced by the activation of C5aR/C5aR axis, the safety and efficacy of these agents can be established. As such, the development of both, C5a and C5aR blocking agents, is necessary to combat a variety C5a/C5aR-associated diseases.

Our proprietary anti-C5a/C5aR technology and product candidates

Despite C5a’s well-characterized role in promoting inflammation and related tissue and organ damage in different diseases, no marketed drug targeting C5a exists. Based on more than 17 years of research in this field, we believe the challenge in targeting C5a is to fully block the biological functions of C5a in its natural environment and leave MAC formation intact. We believe our proprietary anti-C5a/C5aR technology enables us to overcome this challenge. Unlike its ligand C5a, C5aR can be pharmacologically inhibited by small molecules. In October 2021, Avacopan, an oral C5aR antagonist, received market approval in the USA as an adjunctive treatment in adults for severe active ANCA-associated vasculitis (specifically MPA and GPA) in combination with standard therapy including glucocorticoids. We belive that the development of a small molecule inhibitor to C5aR is that it can be administered orally, thereby offering broad, long-term ease of administration to patients. Through proper clinical investigation of these small molecule C5aR antagonists in diseases induced by the activation of C5aR/C5aR axis, the safety and efficacy of these agents can be established. As such, the development of both, C5a and C5aR blocking agents, is necessary to combat a variety C5a/C5aR-associated diseases.

Our anti-C5a/C5aR technology

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

77

_________

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

Development of small molecule inhibitors of C5aR

It is generally believed that blockade of C5a using antibodies offers a fast, complete, and safe way to control C5a-induced inflammation. The advantage of a small molecule inhibitor to C5aR is that it can be administered orally, thereby offering broad, long-term ease of administration to patients. Through proper clinical investigation of these small molecule C5aR antagonists in diseases induced by the activation of C5aR/C5aR axis, the safety and efficacy of these agents can be established. As such, the development of both, C5a and C5aR blocking agents, is necessary to combat a variety C5a/C5aR-associated diseases.

We are developing INF904, an oral, small molecule drug candidate that targets the C5aR receptor. C5aR, a G-protein-coupled-receptor expressed primarily by granulocytes, mediates the pathophysiological effects of C5a. We plan on targeting complement-mediated, chronic auto-immune and inflammatory conditions where an oral small molecule is needed for patients. All IND-enabling studies have been completed and we plan to initiate the Phase I program in the second half of 2022. An evaluation of optional clinical indications in which this drug candidate will be developed after completion of the Phase I safety study is currently ongoing.

Additional clinical and pre-clinical development for vilobelimab

Beyond HS, severe COVID-19, AAV, PG and cSCC, the indications we described in the above sections, we plan to advance the clinical development of vilobelimab in additional inflammatory and chronic complement-mediated autoimmune disease indications for which a good pre-clinical or clinical proof of concept exists and where C5a has been demonstrated as a critical disease promoting factor or where similar mechanisms, such as neutrophil-driven systemic diseases affecting the skin and or other organs, are identified.

IFX002 as follow-on anti-C5a monoclonal antibody

To expand the breadth of our anti-C5a technology, we are developing IFX002, a follow-on anti-C5a monoclonal antibody for the treatment of chronic inflammatory applications. IFX002 shares the same mechanism of action as vilobelimab in its potential to block C5a with high specificity but is designed with a dosing regimen that may be more suitable for chronic therapy. We are optimizing IFX002 to provide a prolonged half-life and potentially to be administered subcutaneously or intravenously. IFX002 will keep the performance relevant properties to fully block C5a-induced biological effects while leaving MAC formation intact. We believe that IFX002 holds the potential to treat various chronic inflammatory diseases that may be T-cell driven and could benefit from a dosing regimen more suitable for chronic therapy. IFX002 is in pre-clinical development.

INF904 as oral small molecule inhibitor of C5aR

To expand the breadth of our anti-C5a/C5aR technology, we are also developing INF904, an oral, small molecule drug candidate that targets the C5aR receptor. C5aR, a G-protein-coupled-receptor expressed primarily by granulocytes, mediates the pathophysiological effects of C5a. We plan on targeting complement-mediated, chronic auto-immune and inflammatory conditions where an oral small molecule is needed for patients. All IND-enabling studies have been completed and we plan to initiate the Phase I program in the second half of 2022. An evaluation of optional clinical indications in which this drug candidate will be developed after completion of the Phase I safety study is currently ongoing.

Intellectual property

We aim to protect our product candidates and other commercially important proprietary anti-C5a technology by seeking and maintaining U.S. and foreign patents that are intended to cover our product candidates and compositions, and their methods of use, the methods used to manufacture them, the related therapeutic targets and associated methods of treatment and any other inventions that are commercially important to our business. We also rely on trade secrets and know-how and other intellectual property rights to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Our success will depend significantly on our ability to obtain and maintain such patent and other proprietary protection, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate our business without infringing, misappropriating or otherwise violating any patents or other intellectual property, including any proprietary rights of third parties. See the section titled “ITEM 3. KEY INFORMATION — C. Risk factors—Risks related to our intellectual property” for additional information.

As of December 31, 2021, we owned six issued U.S. patents, three pending U.S. non-provisional patent applications, 19 issued foreign patents, one Eurasian Patent validated in 9 countries, as well as four European patent validated in 88 countries, 36 pending foreign patent applications and two pending applications filed under the Patent Cooperation Treaty (PCT). These patents include claims relating to C5a inhibitors and associated methods of use.

Our patent portfolio relating to vilobelimab and IFX002, as of December 31, 2021, is summarized below.

As of December 31, 2021, we owned four issued U.S. patents covering the composition of matter of antibodies that block C5a and their use in blocking C5a-induced biological effects in patients with diseases that involve acute or chronic inflammation, which would include in their scope HS and AAV. In addition, we owned 15 issued foreign patents, three pending foreign patent applications, one pending European patent application, one Eurasian Patent validated in nine countries, as well as two European patents validated in 74 countries covering the composition of matter of antibodies that block C5a and their use in the treatment of various diseases that involve acute or chronic inflammation, which would include in their scope HS and AAV, and, depending on the jurisdiction of the applicable patent, specifically cover the use of such antibodies in treating diseases such as ischemia and reperfusion related injuries, acute lung injury and pneumonia.

The issued U.S. and foreign patents are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending U.S. and foreign patent applications would be expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2021, we owned two granted U.S. patents covering the use of certain binding moieties, such as antibodies, that inhibit C5a for the treatment of viral pneumonia. In addition, we owned one issued foreign patent, two pending foreign patent applications, as well as one European patent validated in 3 countries covering the use of certain binding moieties, such as antibodies, that inhibit C5a for the treatment of viral pneumonia. If issued, U.S. and foreign patents are expected to expire in 2035, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2021, we owned one granted U.S. patent, three pending U.S. non-provisional patent applications, three granted foreign patent applications, 26 pending foreign patent applications, and two pending European patent applications and one European patent validated in 11 countries covering the use of an inhibitor of C5a activity, for example, vilobelimab, for treating HS and other cutaneous, neutrophilic inflammatory diseases.

The issued U.S. and foreign patents are expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2021, we owned one patent application under the PCT and two foreign patent applications covering an improved C5a specific antibody. If issued U.S. and foreign patents are expected to expire in 2041, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2021, we owned one pending application under the PCT covering the use of inhibitor of C5a activity, for example vilobelimab, for treating Corona viral diseases. If issued U.S. and foreign patents based on the application under the PCT are expected to expire in 2040, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2021, we owned one granted US patent, one pending U.S. non-provisional patent application, one European patent application and 16 foreign patent applications covering inhibitors of C5aR. The issued U.S. and foreign patents are expected to expire in 2040, excluding any additional term for patent term adjustments or patent term extensions.

Collaboration agreements

On December 28, 2015, we entered into a co-development agreement, or the Co-Development Agreement, with Beijing Defengrei Biotechnology Co. Ltd., or BDB, for the use of the vilobelimab cell line in BDB’s development of drug candidates for sale in China. Pursuant to the agreement, we granted BDB an exclusive, non-transferable license to use the vilobelimab cell line and related intellectual property solely to develop and commercialize in China BDB’s drug candidates BDB-1 and BDB-2, as well as molecules that bind or interact with certain specified targets, or target-binding molecules.

Pursuant to the agreement, we are entitled to receive mid-single-digit percentage royalties on net sales of BDB’s products containing BDB-1 or BDB-2. We retain the right to develop and manufacture vilobelimab and IFX002 in China solely for the purpose of commercializing products outside of China and to use the vilobelimab cell line and IFX002 cell line in China for non-commercial purposes. To the extent that we are granted regulatory approval outside of China for commercialization of a product using vilobelimab or IFX002 for an indication, and BDB does not pursue regulatory approval for BDB-1 or BDB-2 in the same or a substantially similar indication in China, by providing written notice to BDB, we may elect to pursue regulatory approval to commercialize such products in the relevant indication in China. Should we exercise such right, we would be required to pay BDB mid-single-digit percentage royalties on our net sales of such products.

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

In addition, we reserve the right to commercialize products containing BDB-1 and BDB-2 outside of China in indications for which we elect not to commercialize vilobelimab or IFX002. To the extent that we exercise this right, we would be required to pay BDB low single-digit percentage royalties on our net sales of such products.

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

On November 9, 2021, we signed a second addendum to the Co-Development Agreement with BDB and Staidson (Beijing) BioPharmaceuticals Co., Ltd., or Staidson. Under the second addendum, BDB, being a wholly owned affiliate of Staidson, assigned the Co-Development Agreement to Staidson together with all rights and obligations thereunder.

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

On March 20, 2020, we entered into a clinical trial collaboration and supply agreement with Merck (known as MSD outside the U.S. and Canada) to evaluate the combination of vilobelimab and Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with cSCC. Under the terms of the agreement, we will conduct a Phase IIa clinical study with two vilobelimab arms including one with KEYTRUDA®3. The study is currently ongoing.

Sales and marketing

We currently have no products or services from which we generate revenues. Subject to receiving marketing approval, we intend to independently pursue the commercialization of vilobelimab for HS and PG in the United States and Europe, when approved by the applicable regulators, by employing a targeted commercial infrastructure to promote access to vilobelimab through centers-of-excellence that treat HS and PG in these core markets. We believe that such an organization will be able to address the community of physicians who are key specialists in treating the patient populations for which vilobelimab and any other product candidates are being developed. The responsibilities of the organization would include developing educational initiatives with respect to approved products and establishing relationships with key specialists in HS, PG and any other relevant fields of medicine.

__________

3  KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA.

Manufacturing

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates. We intend to rely on third-party contract manufacturers to produce our products and intend to recruit personnel with experience to manage the third-party contract manufacturers producing our product candidates and other product candidates or products that we may develop in the future. In addition, we expect to engage third-party manufacturers in Germany and the United States for sales of any of our approved products in the United States and elsewhere. We hold the manufacturer and importing license and participate in the drug product release procedure by running a key immunological release assay in-house, allowing us to release only batches of vilobelimab that demonstrate high biological blocking activity. Thus, we are responsible for overseeing the entire manufacturing process and we release final fill-finished drug product with our qualified person.

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

Janssen has initiated a randomized, double-blind, placebo-controlled Phase II clinical study evaluating bermekimab, a monoclonal antibody targeting interleukin-1 alpha, in patients with moderate to severe HS. The multi-center, international study will enroll approximately 144 patients into three groups: two bermekimab dosing regimens versus a placebo arm over 16 weeks of therapy. The study’s primary endpoint is the percentage of subjects achieving HiSCR at week 12 (secondary endpoint is HiSCR at week 16). Janssen previously completed a multicenter, open-label Phase II clinical trial for a subcutaneously administered bermekimab in HS. The rights to bermekimab were acquired by Janssen Biotech in 2019. Results of the study demonstrated that weekly treatment with bermekimab was associated with statistically significant improvement in HS, using HiSCR. In the study, 61% of patients with no prior biological therapy achieved positive HiSCR at 12 weeks, while 63% of patients who had failed previous biological therapy also achieved a positive HiSCR. An earlier single-center placebo-controlled trial as an intravenous formulation demonstrated significant improvement in the treatment arm as well (involving ten placebo and ten patients on therapy who previously failed to respond to adalimumab with the same compound). In 2016, Novartis completed a Phase II clinical trial for CJM112, a monoclonal antibody targeting interleukin-17 alpha, in moderate to severe HS patients. A limited amount of data presented within a conference poster presentation suggested certain benefits. Novartis has since launched a large Phase III clinical development program involving the marketed anti-IL17A monoclonal antibody, secukinumab, to be studied in two Phase III trials with a goal of enrolling over 900 patients combined. Further, at the end of 2021, Novartis announced that both of secukinumab’s clinical trials met the primary endpoint. However, they did not release clinical data and expect to release more information after the 52-week observational period. This compound has not recently been studied by Novartis in HS before, but 2 smaller investigator-initiated trials have recently been completed as detailed in the paragraph below. Also, Novartis has initiated a Phase II clinical study in moderate to severe HS with iscalimab, an Anti-Cd40 monoclonal antibody and LYS006 a small molecule, in 90 patients including two active and two placebo arms. The primary endpoint for each investigational drug is the proportion of patients achieving a HiSCR after 16 weeks of treatment. In addition, UCB Pharma has initiated a Phase III clinical trial in moderate to severe HS patients for bimekizumab, a monoclonal antibody blocking interleukin-17AF. This will include two clinical studies enrolling a combined 1014 patients and is to be evaluated using HiSCR at week 16 as the primary endpoint. Further, bimekizumab completed a Phase II study. This study enrolled 157 patients that received bimekizumab for 12 weeks and were evaluated using the HiSCR as the primary endpoint. The study results have not been published. Janssen Research and Development has completed a Phase II study with Tremfya (guselkumab), a monoclonal antibody targeting IL-23 enrolling of 184 patients with 181 receiving treatment. The study evaluated the proportion of patients achieving a HiSCR at week 16 and in 2021. The percent of patients who achieved the HiSCR clinical response at week 16 was Tremfya 200 mg SC, 50.8%; Tremfya 1200 mg IV to 200 mg SC, 45%; Placebo, 38.7%; the differences between placebo and each Tremfya group were not statistically significant (P=0.166 and P=0.459, respectively). In 2020, ChemoCentryx, Inc. completed a 398 patient, Phase II study in moderate to severe HS in two doses of CCX168, a C5aR inhibitor, using the primary endpoint as the proportion of subjects a HiSCR at Week 12. The study failed to achieve statistical significance on the primary endpoint. In the lower dose of 10mg BID, 40/130 (30.8%) achieved a HiSCR response and in the higher dose group of 30mg BID 47/134 (35.1%) compared to placebo response of 40/130 (30.8%). ChemoCentryx is planning on continuing the program into a Phase III in a smaller subset of patients, the Hurley Stage 3 group. Incyte Corporation has completed a Phase IIa open label study and a Phase II dose-escalation, placebo-controlled study for INCB 54707. The Phase II clinical study is a 35 patient, dose escalating, placebo-controlled study aimed at evaluating the safety of INCB 54707 over an 8-week treatment period in patients with moderate to severe HS. The primary endpoint is the number of treatment emergent adverse events at week 8, with a secondary endpoint using the proportion of patients achieving a HiSCR up to week 16. By week 3, 33%, 56% and 50% of the 30 mg, 60 mg and 90 mg INCB054707 dose groups had AN count of 0 to 2 vs none in the placebo group. However, by week 8, there was no difference between placebo and the active treatment groups in AN count. Still, Incyte has decided to initiate a 200 patient Phase II trial with INCB 54707 using a primary endpoint of mean change from baseline in total AN count by week 16, with a secondary endpoint of HiSCR at week 16. This trial is currently recruiting. AbbVie has also initiated a Phase II, 190 patient study to evaluate the safety and efficacy of 2 dose levels of risankizumab in HS. The primary endpoint will be evaluated at 16 weeks using the HiSCR. In addition, AbbVie has initiated a Phase II, 60 patient study to investigate upadacitinib, a Janus kinase inhibitor, in HS using HiSCR at 12 weeks as the primary endpoint. The trial is currently ongoing. Further, Abbvie initiated a Phase II trial with lutikizumab, an IL-1 alpha/beta in moderate to severe HS with a primary endpoint of HiSCR at week 16. Also, Aclaristx Therapeutics has an oral MK2 inhibitor called ATI-450 and is starting a Phase II trial in HS. The trial will be evaluated using AN Count and HiSCR at week 12. Eli Lily has recently initiated a 52 patient Phase II trial with LY3041658, an antagonist of CXCR1 and CXCR2, using HiSCR at week 16 as the primary endpoint. The trial is currently ongoing. Pfizer has also initiated a 192 patient Phase II study with 3 kinase inhibitors (PF 06650833, PF 06700841 and PF 06826647) in participants with moderate to severe HS. The primary endpoint is HiSCR at week 16.

Additionally, several investigator-initiated trials have been conducted or are in progress in HS:

•

An open-label single center trial in the U.S. enrolling 18 out of originally planned 21 patients with moderate to severe HS has concluded with Secukinumab, a monoclonal antibody blocking interleukin-17A and initial conference reports suggested improvement of the HiSCR at last observation carried forward.

•

Another open-label trial with Secukinumab enrolling 17 HS patients at a center in France has been conducted and reported first results during the European HS foundation meeting in February 2019, suggesting that 13 patients showed a HiSCR response at 4 months of treatment. In this study, two patients developed Crohn´s disease on month four of treatment which remained active after an immediate treatment stop throughout the 14 months trial period. Induction of Crohn´s disease is a known side effect of secukinumab and Crohn´s disease has been reported to be associated with HS disease.

•	An open-label trial for Janssen’s ustekinumab was completed in 12 HS patients. Ustekinumab is a monoclonal antibody directed against IL12 and IL23.

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

If approved for treatment of severe COVID-19 patients, vilobelimab would face competition from currently used therapeutics such as corticosteroids, interleukin IL-1, IL-6 inhibitors and anti-thrombotic therapy. Given the nature of the pandemic, many different therapeutic targets are being developed which may be or become relevant competition with vilobelimab, however the most direct competition may come from other therapies targeting the complement system. Other treatments currently under investigation or completed for severe COVID-19 which target the complement system include:

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

•

An investigator initiated, double-blind, randomized study versus placebo of avdoralimab (IPH5401), an anti-C5aR antibody, in patients with COVID-19 severe pneumonia by Innate Pharma. This program was stopped in July 2021 after the trial did not reach the primary endpoints.

•

A Phase II Randomized, Double-Blinded, Vehicle-Controlled, Multicenter, Parallel-Group Study of APL-9 in Mild to Moderate Acute Respiratory Distress Syndrome Due to COVID-19 by Apellis Pharmaceuticals, Inc. This program was stopped in May 2021 after the study failed to reach the mortality endpoint.

•

A Phase II clinical Trial to Assess the Safety and Efficacy of Complement 3 Inhibitor, AMY-101, in Patients with Acute Respiratory Distress Syndrome Due to COVID-19 (SAVE) by Amyndas Pharmaceuticals S.A.

If approved for the treatment of AAV, vilobelimab would potentially face competition from currently used therapies, including avaocopan, corticosteroids, azathioprine, methotrexate, mycophenolate mofetil and rituximab. The current standard of care to induce remission in acutely ill AAV patients is a combination of either rituximab or azathioprine with high dose corticosteroids. Rituximab is approved and marketed by Genentech for this indication and label extension studies are ongoing. Tavneos™ (avacopan) from ChemoCentryx is now FDA approved. In addition, biosimilars of Ritximab are approved and marketed in Europe. Therapies to maintain remission include low dose corticosteroids, methotrexate, mycophenolate mofetil and rituximab. Nucala (mepolizumab), marketed by GlaxoSmithKline plc, is also FDA approved to treat a type of AAV in adults called eosinophilic granulomatosis with polyangiitis (EGPA).

We are not aware of any C5 or C5a inhibitors FDA approved or under clinical development for the treatment of AAV, except, ChemoCentryx’s avacopan (brand name Tavneos™), a C5aR inhibitor. Though it acts through a different mechanism of action than vilobelimab, avacopan has demonstrated the potential to induce and maintain remission in AAV patients in a Phase III clinical trial. This global study enrolled a total of 331 patients with acute ANCA vasculitis met both of its primary endpoints, disease remission at 26 weeks and sustained remission at 52 weeks, which was assessed by the Birmingham Vasculitis Activity Score, or BVAS. Remission was defined as a BVAS score of zero and being off glucocorticoid treatment for at least the preceding four weeks. The pre-specified primary endpoints were remission of acute vasculitis activity at week 26 and sustained remission at week 52, where avacopan was statistically non-inferior to glucocorticoid-containing standard of care. BVAS remission was achieved at week 26 in 72.3% of the avacopan treated subjects versus 70.1% of subjects in the glucocorticoid control group (p<0.0001 for non-inferiority). Sustained remission at 52 weeks was observed in 65.7% of the avacopan treated patients versus 54.9% in the glucocorticoid control group (p=0.0066 for superiority of avacopan). Avacopan treatment also resulted in additional benefits for patients when compared to the glucocorticoid control group such as significant reduction in glucocorticoid-related toxicity, significant improvement in kidney function in patients with renal disease as measured by the glomerular filtration rate at weeks 26 and 52 (statistically significant improvements at both time points), significant improvement in health-related quality of life measures such as the validated quality of life instrument SF-36 at and the EuroQOL-5D-5L instrument (for both at weeks 26 and 52). A completed Phase II trial for avacopan was designed to assess whether high dose chronic steroids used as the standard for induction of remission in severe AAV flares could be reduced or eliminated, without compromising efficacy, by replacement with avacopan. The trial met its primary clinical endpoint, which was based on the Birmingham Vasculitis Score 3, or BVAS 3 at week 12 in patients receiving avacopan treatment, compared to the response of patients receiving the standard of care treatment. ChemoCentryx has received FDA approval in October 2021. We are encouraged by the published outcome data for avacopan that validates the role of the C5a/C5aR signaling axis in AAV patients and provides evidence that inhibition of the C5a pathway may be beneficial in treatment of AAV.

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

If approved for the treatment of PG, vilobelimab would potentially face competition from currently used therapies, such as glucocorticoids, cyclosporin or other immunosuppressive therapies. We are also not aware of any other company currently developing a drug in PG for the U.S. or European market. However, Janssen’s Remicade (infliximab) has been used several clinical studies in PG. The largest placebo-controlled trial (13 patients received infliximab and 17 patients received placebo) was published in 2005 showing benefit in PG, but no formal clinical development has continued. Janssen completed a Phase II clinical study in 10 patients using bermekimab in 2016 but has not announced any further plans to continue development. In 2015, Novartis completed an 8-patient open label proof of concept study in 2015 with gevokizumab. Novartis has not announced any plans to continue the program in PG. Outside the U.S. and EU in Japan, AbbVie received approval in November 2020 with Humira (adalimumab) from a Phase III open label study with 22 Japanese patients with active ulcers.

There have been previously completed investigator studies in PG along with ongoing studies as stated below:

•	The Technical University of Munich has completed Phase II, single arm study in 5 patients with secukinumab (using the PGA five-point scale at week 16 compared to week 0 as the primary endpoint).

•	The Ohio State University completed a 5 patient, Phase II open label study with ixekizumab in 2018

•	The University of Zurich in 2015 completed an open label study evaluating canakinumab (Ilaris) for treatment of subjects with PG.

•	Wake Forest University has currently initiated 6 patient exploratory study with Secukinumab in PG. This trial is currently recruiting.

If approved in PD-1/PD-L1 inhibitor resistant/refractory locally advanced or metastatic Cutaneous Squamous Cell Carcinoma (cSCC), vilobelimab would face competition from currently used therapeutics such as epidermal growth factor inhibitors, cisplatin and 5-fluorouracil (5-FU). PD-1/PD-L1 inhibitors are FDA approved to treat locally advanced or metastatic cSCC. Pembrolizumab (KEYTRUDA®) from Merck & Co is indicated for recurrent or metastatic cSCC that is not curable by surgery or radiation. Cemiplimab-rwlc (LIBTAYO®) from Regeneron is indicated for metastatic cSCC or locally advanced cSCC for those that are not candidates for curative surgery or radiation. Other treatments currently under investigation or completed include:

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

86

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

In 2022, we announced a new development program for an oral C5aR inhibitor called INF904. We have begun regulatory discussions on a Phase I program and expect a “first in human” study to start in the second half of 2022. This program may provide the ease of administration required for effective long-term treatment for chronic inflammatory diseases. To our knowledge, ChemoCentryx’s avacopan is the only currently approved oral C5aR therapeutic in inflammatory related diseases.

More generally, in the terminal complement space, there are currently two approved drugs, Eculizumab (Soliris) and Ravulizumab (Ultomiris), marketed by AstraZeneca plc (formerly Alexion Pharmaceuticals, Inc.) for the treatment of PNH and typical hemolytic uremic syndrome, or aHUS. However, there are several other companies developing C5 inhibitors for other indications, including Hoffmanm-La Roche AG together in collaborations with Chugai Pharmaceutical Co., Ltd, UCB, Akari Therapeutics Plc, Iveric Bio, Alnylam Pharmaceuticals, Inc., Regeneron Pharmaceuticals, Inc. and Novartis. In addition, AstraZeneca is known to have had a C5a inhibitor under development for graft versus host disease. Clinical stage companies focusing on the inhibition of the C5a receptor C5aR include ChemoCentryx as mentioned above, with its product candidate avacopan, as well as Innate Pharma S.A., with the antibody IPH5401, which had recently been developed in collaboration with AstraZeneca within the oncology field, and I-Mab Biopharma in collaboration with MorphoSys AG that has an ongoing Phase I study in patients with relapsed or refractory advanced solid tumors. In addition, there are clinical stage companies targeting complement inhibition upstream from C5, such as C3, factor D and components of the lectin pathway. These approaches will likely also result in a lowering of C5a generation in blood. Companies in this area include Apellis Pharmaceuticals, Inc., AstraZeneca plc (formerly Alexion Pharmaceuticals Inc.) and Omeros Corporation. Furthermore, there are numerous additional companies developing pre-clinical drug candidates which target terminal complement factors and their receptors.

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

Clinical trials to support BLAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In Phase I, the biologic is initially introduced into healthy human subjects or patients and is tested to assess PK, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer treatments, initial human testing may be conducted in the intended patient population. Phase II usually involves trials in a limited patient population to determine the effectiveness of the biologic for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites. These Phase III clinical trials are intended to establish data sufficient to demonstrate substantial evidence of the efficacy and safety of the product to permit the FDA to evaluate the overall benefit-risk relationship of the biologic and to provide adequate information for the labeling of the biologic. Trials conducted outside of the U.S. under similar, GCP-compliant conditions in accordance with local applicable laws may also be acceptable to the FDA in support of product licensing.

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

F. Organizational structure

InflaRx N.V. has two direct wholly-owned subsidiaries, InflaRx GmbH and InflaRx Pharmaceuticals, Inc., that are each listed in Exhibit 8.1 filed herewith. We primarily operate our business out of our operating subsidiary InflaRx GmbH.

G. Property, plant and equipment

Our headquarters are in Jena, Germany, where we occupy approximately 8,000 square feet of office and laboratory space under an extendable lease that expires in December 2022 and is currently under negotiation for an extension until December 2025. In addition, we occupy approximately 13,700 square feet of office space in Planegg-Martinsried (Munich), Germany under a lease that expires in May 2027. Furthermore, we have leased office and laboratory space in Ann Arbor, United States under an extendable lease that expires in April 2024.

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

For more information regarding our consolidated results, segment results, and liquidity and capital resources for the year ended December 31, 2020 as compared to the year ended December 31, 2019, refer to ‘Item 5. Operating and Financial Review and Prospects’ in the Company’s 2020 Annual Report on Form 20-F, which information is incorporated herein by reference.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a/C5aR technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor known as C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, vilobelimab, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings.

We have been developing vilobelimab for the treatment of HS, a chronic debilitating systemic inflammatory skin disease. In June 2019, we announced that our Phase IIb clinical trial of vilobelimab in HS did not meet its primary endpoint. We subsequently announced the results of additional analysis and first interim results of the open label extension trial. In 2021, we agreed with the FDA on a modified endpoint, the m-HiSCR to be used as primary endpoint in future clinical trials. In light of all available data from the post-hoc analysis of the completed SHINE study and our interaction with the regulatory authorities, we initiated we initiated a Phase III study with vilobelimab in HS in January 2022 which was paused in February 2022, after having received conflicting advice from the FDA regarding the proposed clinical trial protocol and the primary endpoint of the study described therein. In March 2022, the FDA corrected its advice to us and we are currently evaluating next steps regarding the development of vilobelimab in HS. We intend to develop vilobelimab and other proprietary antibodies and molecules, and evaluate other technologies as well, to address a wide array of complement-mediated and other diseases with significant unmet needs, including severe COVID-19, AAV, a rare, life-threatening autoimmune disease, PG, a rare inflammatory skin disorder and cSCC and potentially other indications and diseases. Since our inception in December 2007, we have devoted substantially all of our resources to establishing our company, raising capital, developing our proprietary anti-C5a/C5aR technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, vilobelimab. To date, we have not generated any product revenue and have financed our operations primarily through public offerings, the private placement of our securities and other income from various grants, including a grant awarded by the German federal government in October 2021. As of December 31, 2021, we had raised an aggregate of approximately €275 million, comprised of €74.0 million in gross proceeds from private placements of our securities, €81.8 million in net proceeds from our initial public offering in November 2017, €49.2 million in net proceeds from a follow-on public offering in May 2018, €9.0 million in net proceeds from the at-the-market program from during 2020, as well as €2.8 million in net proceeds from the at-the-market program during 2021 and €58.2 million in net proceeds from a public offering in March 2021. As of December 31, 2021, we had cash and cash equivalents of €26.2 million and €83.7 million in marketable securities. In addition, as of December 31, 2021, we have received €8.3 million to support the development of our COVID-19 clinical development as part of a grant in the amount of €43.7 million awarded to us in October 2021.

On July 8, 2020, we filed a Form F-3 registration statement with the United States Securities and Exchange Commission (SEC) with respect to the offer and sale of securities of the Company (Shelf Registration Statement). We also filed with the SEC a prospectus supplement (Prospectus Supplement) relating to an at-the-market program providing for the sales of our stock over time of up to $50.0 million of our common shares pursuant to a Sales Agreement with SVB Leerink LLC. As of December 31, 2021, we had issued a total of 2,568,208 common shares through this program, resulting in €11.8 million in net proceeds to us. The remaining value authorized for sale under the at-the-market program amounts to $35.2 million.

On February 25, 2021, the Company sold an aggregate of 15,000,000 common shares through a follow-on public offering. The common shares were sold at a price of $5.00 per share (before underwriting discounts and offering costs) and, for each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80. The transaction closed on March 1, 2021 with gross offering proceeds to the Company of $75.0 million (€62.2 million), before deducting $4.5 million (€3.7 million) in underwriting discounts and other offering expenses of $0.4 million (€0.3 million). The warrants were exercisable immediately upon their issuance and expired on March 1, 2022. No warrants were exercised.

As of December 31, 2021, we had an accumulated deficit of €214.0 million. We have incurred significant net operating losses in every year since our inception and expect to continue to incur increasing net operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses may increase significantly if, and as we:

•	evaluate any additional clinical development of vilobelimab in HS;
•	continue to advance vilobelimab through clinical development for additional indications, including severe COVID-19, AAV, PG and cSCC;
•	initiate and continue research programs and development activities, including development of IFX002 and INF904;
•	continue to validate our manufacturing process for vilobelimab in order to meet regulatory standards for approval as a commercial manufacturing process;
•	actively seek to identify additional research programs and additional product candidates;
•	maintain, expand and protect our intellectual property portfolio;
•	hire and retain personnel, such as for business development and others; and
•	incur additional costs with operating as a public company, including expanding our operational, finance and management teams.

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

Other income

We have historically earned other income through several grants from the German government, the European Union and other institutions on behalf of the German government, primarily with respect to research and development activities related to the development of vilobelimab and IFX002. These grants generally provide for reimbursement of approved costs incurred as defined in the respective grants. Income in respect of grants also includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured. On October 19, 2021, we announced that we received a grant of up to EUR 43.7 million from the German federal Government to support the Company’s development of vilobelimab for the treatment for severe COVID-19 patients. The initial tranche amounts to EUR 25.8 million (approximately USD 29.9 million) and is structured as reimbursement of 80% of certain pre-specified expenses related to the clinical development and manufacturing of vilobelimab. Receipt of the funds is contingent on incurring eligible expenses and will be recognized as other income once certain other grant conditions are met.

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

Our total research and development expenses in 2021 were higher compared to our expenses in 2020 and 2019 costs are expected to continue to increase in 2022 as we might initiate the Phase III development of vilobelimab in HS and in other indications. The increase of research and development expenses in 2022 and future periods is expected to primarily relate to the following key programs:

•

vilobelimab. We expect our expenses associated with vilobelimab will increase in 2022 compared to 2021, as we are conducting the Phase III part of the clinical study in severe COVID-19, initiating a Phase III study in HS, which is currently paused, conducting our Phase II clinical program of vilobelimab in patients with AAV and our Phase II clinical trial program in patients with PG and conducting a Phase II clinical program in cSCC. We might also potentially consider development of vilobelimab in additional indications. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and by investigating commercial scale production options.

•	IFX002. We are continuing preclinical development of IFX002, expenses for which mainly consist of salaries, costs for preclinical testing conducted by CROs and costs for the production of preclinical material.

•	INF904. We are developing an oral, small molecule drug candidate that targets the C5aR receptor. All IND-enabling studies have been completed and we plan to initiate the Phase I program in the second half of 2022.

•	Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds and costs paid to CROs.

In 2021 and 2020, we incurred €35.7 million and €25.7 million of research and development expense, respectively. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and potential enrollment.

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

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	clinical trials or our product candidates producing negative or inconclusive results, including failure to demonstrate statistical significance;
•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;
•	delays in reaching, or failing to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites or prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•	the cost of validating the manufacturing process for our product vilobelimab in order to be able to achieve regulatory approval for the process and being able to manufacture commercial-grade material;
•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
•	third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
•	the number and characteristics of product candidates that we pursue;
•	undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials;
•	potential additional safety monitoring or other studies requested by regulatory agencies;
•	the cost, timing, and outcomes of regulatory approvals;
•	the number of trials required for approval;
•	the duration of patient follow-up;
•	the cost and timing of establishing sales, marketing, and distribution capabilities; and
•	the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any milestone and royalty payments thereunder.

A change in the outcome of any of these variables with respect to the development of vilobelimab, IFX002 or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of such product candidate.

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

New standards and interpretations not yet adopted

The standards, amendments to standards and interpretations that are effective for annual periods beginning after December 31, 2021 and have not been applied in preparing these consolidated financial statements are disclosed in note ‘4. Other information – (g) Summary of significant accounting policies – 3. New standards and interpretations not yet adopted’ to our consolidated financial statements included elsewhere in this Annual Report.

Results of operations

The Group is exposed to the exchange rate between the Euro and the U.S. dollars. Due to the Company’s various registered offerings of common shares in US dollars, the Group has significant cash and cash equivalents in U.S. dollars. This could have a material impact on operating results.

The numbers below have been derived from our consolidated financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2021 and 2020

	2021	2020	Change
		(in €)
Research and development expenses	(35,697,935)	(25,684,140)	(10,013,795)
General and administrative expenses	(11,984,722)	(8,467,203)	(3,517,519)
Other income and expenses (net)	47,840	208,539	(160,699)
Loss before interest and income taxes	(47,634,816)	(33,942,804)	(13,692,012)
Net financial result	2,004,757	(40,810)	2,045,567
Loss before tax	(45,630,059)	(33,983,614)	(11,646,445)
Income tax expense	-	-	-
Loss for the period	(45,630,059)	(33,983,614)	(11,646,445)
Exchange differences on translating operations in foreign currency	6,777,061	(5,954,019)	12,731,080
Total comprehensive loss	(38,852,998)	(39,937,633)	1,084,635

Research and development expenses

	2021	2020	Change
		(in €)
Third-party expenses	28,247,081	19,886,693	8,360,388
Personnel expenses	5,941,813	4,480,890	1,460,923
Other expenses	1,509,041	1,316,557	192,484
Total	35,697,935	25,684,140	10,013,795

Research and development expenses increased by €10.0 million in the year ended December 31, 2021 compared to the year ended December 31, 2020.

This increase is attributable to higher CRO and CMO costs from clinical trials in the amount of €8.4 million. This increase was primarily due to higher expense for the Phase III part of our COVID-19 trial and other running trials like Phase II clinical program in patients with AAV, the Phase II clinical program in patients with PG, the preparation of a Phase II clinical program in patients cSCC and ongoing manufacturing activities for clinical trial related materials.

In addition, a €1.5 million increase in employee-related costs was mainly caused by a €1.0 million increase in expenses from share-based compensation.

General and administrative expenses

	2021	2020	Change
		(in €)
Personnel expenses	6,500,680	3,880,349	2,620,331
Legal, consulting and audit fees	2,065,423	1,603,711	461,712
Other expenses	3,418,619	2,983,144	435,475
Total	11,984,722	8,467,203	3,517,519

General and administrative expenses increased by €3.5 million to €12.0 million for the year ended December 31, 2021, from €8.5 million for the year ended December 31, 2020. This increase is primarily attributable to a €2.2 million increase in expenses from share-based compensation. Legal, consulting and audit fees and other expenses increased by €0.5 million to €2.1 million for the year ended December 31, 2021, mainly due to higher consulting and legal costs, mainly triggered by SOX implementation. The increase of other expenses by €0.4 million is primarily related to higher D&O insurance cost.

Net financial result

	2021	2020	Change
		(in €)
Foreign exchange income	5,569,836	3,656,921	1,912,915
Interest income	109,391	887,702	(778,311)
Total finance income	5,679,227	4,544,624	1,134,603
Foreign exchange expense	(3,605,701)	(4,433,435)	827,735
Other finance costs	(68,769)	(152,000)	83,231
Total finance costs	(3,674,470)	(4,585,435)	910,966
Net financial result	2,004,757	(40,810)	2,045,567

Net financial result increased by €2.0 million in the year ended December 31, 2021 compared to the year ended December 31, 2020. This net increase is mainly attributable to higher foreign exchange income, which increased by €1.9 million and lower foreign exchange expense, which decreased by €0.8 million. This effect was offset by lower interest income on marketable securities, which decreased by €0.8 million. Foreign exchange income and expense is mainly derived from the translation of our U.S. dollar dominated cash, cash equivalents and marketable securities held by InflaRx GmbH. These amounts are translated into euros at the exchange rates prevailing on the reporting date. Any resulting translation diﬀerences are recognized in proﬁt and loss.

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

This decrease is attributable to lower CRO and CMO costs from clinical trials in the amount of €16.9 million as the Phase IIb clinical development of vilobelimab in HS concluded in 2019 and total costs in 2020 associated with our other running trials were lower than those incurred in 2019. In 2020, we incurred costs for the new Phase II/III clinical trial in patients with severe COVID-19 (2020: €4.9 million, 2019: nil) and other running trials including the Phase II clinical program in patients with AAV, the Phase II clinical program in patients with PG, the preparation of a Phase II clinical program in patients cSCC and ongoing manufacturing activities for clinical trial related materials.

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

Net financial result

	2020	2019	Change
		(in €)
Foreign exchange income	3,656,922	3,379,643	277,279
Interest income	887,702	2,840,676	(1,952,974)
Total finance income	4,544,624	6,220,320	(1,675,696)
Foreign exchange expense	(4,433,435)	(2,684,699)	(1,748,736)
Other finance costs	(152,000)	(22,265)	(129,735)
Total finance costs	(4,585,435)	(2,706,964)	(1,878,471)
Net financial result	(40,810)	3,513,355	(3,554,165)

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

B. Liquidity and capital resources

Overview on Cash Requirements and Sources of Liquidity

Since inception, we have incurred significant operating losses due to our R&D activities and G&A costs. For the years ended December 31, 2021 and 2020, we incurred net losses of €45.6 million and €34.0 million, respectively. Our primary uses of cash are for working capital, operating leases and general corporate purposes.

Our primary sources of funds are proceeds from the sale of our shares including our initial public offering and follow-on offerings. Additionally, in 2021, we received a grant from the German federal government under which we are eligible to receive up to 43.7 million through 2023. Historically, we have been able to fund our capital needs with cash from financing rounds and placement of shares. In 2021, we raised €2.8 million in net proceeds from an at-the-market transaction (2020: €9.0 million) and on February 25, 2021, we sold an aggregate of 15,000,000 common shares through a public offering. The transaction closed on March 1, 2021 with gross offering proceeds to the Group of $75.0 million (€62.2 million), before deducting $4.5 million (€3.7 million) in underwriting discounts and other offering expenses of $0.4 million (€0.3 million) (See “ITEM 4. INFORMATION ON THE COMPANY” for additional information on this public offering). Our working capital didn't have any indebtedness in 2021 or in 2020.

Our cash and cash equivalents were €26.2 million as of December 31, 2021 (2020: €26.0 million).We also held marketable securities valued at €83.7 million (2020: €54.3 million) as of December 31, 2021. Our cash and cash equivalents primarily consist of cash in U.S. dollars and Euros and bank deposit accounts. Our marketable securities consist of quoted debt securities issued by financial institutions with investment grade credit ratings (BBB+ to AAA). Our cash is deposited at banks with equally high credit ratings as assessed by agencies such as S&P Global.

We expect to finance our operations and working capital needs in the near future from our cash and cash equivalents and marketable securities.

BMBF Grant

Effective October 1, 2021, we were awarded a grant from the German federal government of up to € 43.7 million to support our COVID-19 clinical development and manufacturing activities. In June 2021, we applied for that grant as part of a special program established by the German federal government through the Federal Ministry of Education and Research (“Bundesministerium für Bildung und Forschung”), or BMBF, and the Federal German Ministry of Health (“Bundesministerium für Gesundheit”), or BMG, to accelerate the research and development of urgently needed drugs for the potential treatment of COVID-19. In addition to the further expansion and completion of the clinical development of vilobelimab for the treatment of severely ill COVID-19 patients, the grant is expected to be used for the establishment of the commercial scale production of vilobelimab. Payments are contingent upon reaching predefined milestones. Amounts incurred for these activities from October 1, 2021 are eligible for reimbursement of 80%. As of December 31, 2021, we had drawn down €8.3 million from this grant.

Cash flows - Comparison of the years ended December 31, 2021 and 2020

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2021 and 2020:

	2021	2020

Net cash used in operating activities	(39,936,750)	(36,527,661)
Net cash (used in)/from investing activities	(25,950,885)	21,361,982
Net cash from financing activities	61,577,266	9,171,893
Cash and cash equivalents at the beginning of the period	25,968,681	33,131,280
Exchange (losses)/gains on cash and cash equivalents	4,591,683	(1,168,813)
Cash and cash equivalents at the end of the period	26,249,995	25,968,681

Net cash used in operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased to €39.9 million in the year ended December 31, 2021, from €36.5 million in the year ended December 31, 2020, mainly due to the increase of research and development expenditures and higher personnel costs.

Net cash used in investing activities

Net cash used in investing activities decreased by €47.3 million in the year ended December 31, 2021 from €21.4 million provided by investing activities in the year ended December 31, 2020 mainly due to lower proceeds from the maturity of marketable securities in 2021.

Net cash from financing activities

Net cash generated from financing activities in 2021 mainly relates to €58.2 million net proceeds from the issuance of common shares under a public offering, €2.8 million from an at-the-market share issuance program and the exercise of share options which resulted in proceeds to the Company in the amount of €1.0 million. These effects were offset partially by repayments of lease liabilities (2021: €0.4 million; 2020: €0.4 million).

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

Contractual obligations and commitments

The table below sets forth our operating expenses and capital expenditures from contractual obligations as of December 31, 2021.

	Payments due by Period
	Total	Less than 1 year	Between 1 and 3 Years	Between 3 and 5 Years	More than 5 years
			(in €)

Unavoidable contractual CRO commitments and other contractual obligations under operating contracts or services:	23,437,512	20,997,148	2,440,364	—	—
Contractual lease obligations (incl. capitalized leases)	1,496,738	389,520	537,436	468,502	101,280
Total	24,934,250	21,386,668	2,977,800	468,502	101,280

We enter into contracts with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services in the normal course of business. These contracts can usually be terminated with 30 to 180 days’ notice. In addition to this minimum duration, these contracts require full payment for services already commenced. In the table above, the amounts for unavoidable contractual obligations assumes that the contracts were terminated on December 31, 2021 and will then continue to run for approximately 30 to 180 days.

Contractual lease obligations

Contractual lease obligations mainly consist of payments pursuant to non-cancellable lease agreements relating to our leases of office space. The lease term of our premises in Jena, Germany expires in December 2022 and is currently under negotiation to be extended until December 2025. The lease term of our premises in Planegg-Martinsried, Germany expires in May 2027. The lease term of our premises in Ann Arbor, United States expires in April 2024.

Funding requirements for future Capital Expenditure

We believe that our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 24 months.

We anticipate that our expenses will increase in the next years in connection with our ongoing activities. In particular, we anticipate that we might continue our Phase III clinical development program with vilobelimab in HS and we will complete the Phase III part of the clinical trial in severe COVID-19. We will also continue our Phase II clinical trials in AAV and PG and explore Phase III clinical development in these indications. In addition, we will continue our Phase II clinical development in cSCC. Additionally, we may pursue additional indications for vilobelimab as well. We also plan to complete preclinical development of INF904 and to initiate a Phase I clinical trial in 2022. We also plan to continue preclinical development of IFX002. We plan to initiate new research and preclinical development efforts. If clinical data is supportive, we may seek marketing approval for any product candidates that we successfully develop. Additionally, we will validate our manufacturing process to be able to apply for marketing authorization and to be able to provide commercial grade product. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts.

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances, licensing arrangements and government grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interest of our current shareholders will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. Money received through government grants may require us to provide our product, if approved by regulatory authorities, at unfavorable conditions in such jurisdictions.

C. Research and development, patents and licenses, etc.

See “ITEM 4. INFORMATION ON THE COMPANY — B Business Overview — Intellectual Property.”

D. Trend information

For a discussion of trend information, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

E. Off-balance sheet arrangements

As of the date of this Annual Report, we did not have any off-balance sheet arrangements other than operating leases and third-party contracts with Contract Research Organizations, or CROs, or Contract Manufacturing Organizations as described under ‘ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS — B. Liquidity and capital resources .’

F. Safe harbor

See “Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Board of directors

The following table presents information about our board of directors and senior management as of the date of this Annual Report.

Name	Position	Age	Initial year of appointment at InflaRx GmbH, InflaRx N.V. or InflaRx Pharmaceuticals Inc. (as applicable)
Niels Riedemann	Executive Director and Chief Executive Officer	50	2007
Renfeng Guo	Executive Director and Chief Scientific Officer	51	2007
Thomas Taapken	Chief Financial Officer	56	2020
Jordan Zwick	Chief Strategy Officer	35	2020
Korinna Pilz	Chief Clinical Development Officer	56	2021
Nicolas Fulpius	Non-Executive Director and Chairman of the Board	48	2007
Richard Brudnick	Non-Executive Director	65	2019
Mark Kubler	Non-Executive Director	47	2015
Anthony Gibney	Non-Executive Director	51	2021

The terms, for which Mark Kubler and Anthony Gibney have been appointed to the Board of Directors, will expire in 2024 and the terms for which Richard Brudnick, Nicolas Fulpius, Renfeng Guo and Niels Riedemann have been appointed to the Board of Directors will expire in 2022. Ms. Katrin Uschmann did not stand for re-election as member of the Board at the Annual General Meeting on May 19, 2021. On May 19, 2021, Mr. Anthony Gibney was elected as Member of the Board and to the Audit Committee. On September 13, 2021, Ms. Lina Ma resigned as Member of the Board. Effective August 1, 2021, Dr. Korinna Pilz was promoted to the newly created role of Chief Clinical Development Officer.

Unless otherwise indicated, the current business address for our directors, senior management and key employees is InflaRx N.V., Winzerlaer Strasse 2, 07745 Jena, Germany.

The following is a brief summary of the business experience of our directors, senior management and key employees. Each director’s tenure reflects such director’s tenure on InflaRx GmbH’s board.

Non-executive directors

Nicolas Fulpius, Chairman. Mr. Fulpius is one of our co-founders and has served as a director and chairman of our Board since 2007. He has served as Chief Executive Officer at Ansam Group since 2020, as Chief Digital Officer for Swisscom Cloud Lab and for Swisscom Schweiz AG since 2015 and is member of the Venture Investment Committee of the Swisscom Venture Funds. Previously he was Chief Executive Officer and Shareholder of Veltigroup SA from 2010 to 2015. Prior to that role, he was a partner and shareholder in Affentrager Associates from 2003 to 2010, Investment Director and shareholder in Ultreia Capital from 2002 to 2006 and an Investment Manager at Lombard Odier from 1998 to 2002 for the Immunology Fund. He has served as member of the board of Romande Energie Holding since 2021, as chairman of the board of Ansam Group Holding SA since 2021 and of Swisscom Digital Technologies from 2016 until 2017 as well as Affentrager Associates AG since 2006 and CIMA Corporate Investment Management Affentrager Holding AG since 2006. He previously served on the boards of Swisscom Digital Technology S.A., Veltigroup and related companies (LANexpert S.A., insentia S.A., ITS Information Technologie Services S.A., epyx S.A.), Selfrag SA, SIRS-Lab GmbH, Dunes Technologies SA among others. He holds an M.S. in Management Science and Engineering from Stanford University and the Swiss equivalent of an MBA from St. Gall University.

Richard Brudnick. Mr. Brudnick has been a director on our board since 2019. Mr. Brudnick currently serves as Chief Business Officer for Codiak BioSciences, a leader in the field of exosome therapeutics since June 2018. Prior to joining Codiak, Mr. Brudnick was co-founder and Executive Vice President of Business Development at Bioverativ, Inc., from 2016 until 2018. From 2001 to 2016, Mr. Brudnick held various roles of increasing responsibility at Biogen, Inc. including Senior Vice President of Corporate Development. & StrategyHe serves as member of the board of Tamarix Therapeutics since 2021 and of the NYSE-listed Volition Rx also since 2021. Mr. Brudnick graduated from Massachusetts Institute of Technology with an SB and he also graduated from the Sloan School of Management with an MBA.

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

Anthoney Gibney Tony Gibney is currently Chief Business and Strategy Officer at Iveric Bio, overseeing the business development and corporate strategy for the retina-focused, biotechnology company. Prior to Iveric, Mr. Gibney served as the CFO and CBO at FogPharma, overseeing and driving the business development and finance functions of the company. Mr. Gibney served as the Executive Vice President and Chief Business Officer of Achillion Pharmaceuticals, Inc., where he was responsible for corporate and portfolio strategy, business development and corporate communications and led the successful sale of Achillion to Alexion in 2020. Before Achillion, Tony Gibney was a life sciences-focused investment banker for 24 years. From 2009 through 2017, he served as a managing director and co-head of the biotechnology investment team for Leerink Partners LLC, where he was a senior leader of Leerink’s biopharmaceutical investment banking franchise. From 1999 to 2009, he worked as a managing director at Merrill Lynch Inc. and executed a variety of significant financing and M&A transactions for various biotechnology companies. From 1993 to 1999, Mr. Gibney was an investment banker at Lehman Brothers in the firm’s Healthcare Investment Banking Group. He graduated with distinction from Yale University in 1993 with a B.A. in History and Economics.

Senior management

Niels Riedemann, Chief Executive Officer. Professor Riedemann is one of our co-founders and has served as our Chief Executive Officer since our inception in 2007. Prof. Riedemann has over 15 years of experience in the biotech industry and drug development as well as over 20 years of experience in complement immunology research. He founded InflaRx in 2007 and has served as Chief Executive Officer since inception of the company. He has been instrumental in and led numerous private and public financing rounds of the company and has led our IPO in 2017. He is named inventor on several internationally granted core patents of InflaRx. As physician he has been appointed Vice Director (“Leitender Oberarzt”) of Intensive Care Medicine, and he has led a 50-bed University ICU unit for over 6 years at Friedrich Schiller University, Jena, Germany until 2015. Before that, he received his board certification as General Surgeon upon completion of his surgical fellowship at MHH (Hannover Medical School, Germany) in 2007 where he also received his habilitation (equivalent to Ph.D.) and where he still holds an Adjunct Professorship (APL Professor). He spent three years as postdoctoral research fellow at the University of Michigan, USA until 2003. He received his medical training at Albert Ludwig University (ALU), Freiburg, Germany, and Stanford University, USA and graduated as Dr. med. (equivalent to M.D.) from ALU in 1998. His research has been awarded with several national and international awards. He has received extensive extra-mural funding and published over 60 peer reviewed scientific publications in highly ranked journals. He has served as a member on a Board of Directors and a Scientific Advisory Board of two large scientific governmental funded programs. He currently serves as Co-Chair of the Health Politics working group of Bio-Deutschland and he serves as member of the board of trustees for the German Sepsis Foundation.

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

Korinna Pilz, Chief Clinical Development Officer, Mrs. Pilz joined InflaRx in January 2019 as Program Director Oncology and was promoted to Global Head of Clinical Research and Development in December 2019. In August 2021 she was promoted to Chief Clinical Development Officer. She has a 20 years’ experience in NCE and NBE development in several companies, including Boehringer Ingelheim, Roche, Merck KGaA and Bayer, and as a consultant. She has vast experience in early and late-stage clinical development and has helped in gaining marketing authorizations for several products. At InflaRx, she has established and grown the clinical development group and under her leadership the group has initiated several clinical trials, including for vilobelimab in cSCC and COVID. Mrs. Pilz is a licensed Medical Doctor and holds a Diploma in Biology from the University of Düsseldorf. She is a member of ASCO, ESMO, AACR and IASLC.

 Thomas Taapken, Chief Financial Officer. Mr. Taapken joined lnflaRx as CFO in 2020. He has over 25 years of experience in senior management positions within the life sciences sector and as a venture investor. He has previously held positions as CFO of Medigene AG (publicly listed in Germany), as CEO and CFO of Epigenomics AG (publicly listed in Germany), where he led the company’s efforts in gaining regulatory approval for the company’s lead product with the FDA and oversaw its subsequent introduction into the U.S. market, and as CFO at Biotie Therapies (Turku, Finland) and its predecessor companies. Before that, Mr. Taapken was a venture investor for 7 years with Deutsche Venture Capital (DVC) and Burrill & Co. in the US. Mr. Taapken started his career at Hoechst AG (now Sanofi). He holds a Ph.D. in organic chemistry from the Technical University of Berlin and also studied economics, chemistry and physics at the University of Göttingen. Mr. Taapken is a board member of Scibase AB since 2017, Chairman of the Board at lmcyse SA since 2019 and a board member at memo therapeutics AG since 2021.

Jordan Zwick, Chief Strategy Officer. Mr. Zwick’s experience includes over a decade of working in finance, marketing and corporate development in a range of industries including life sciences and financial services. He started his career as a Trading Associate at Raymond James, before moving into healthcare in a marketing role at the global device-maker, Medtronic, where he launched a cardiac remote monitoring device in the acute care setting. Jordan entered the pharmaceutical sector on the business development team at Salix Pharmaceuticals in 2014, working on the research, analysis and execution of a wide range of transactions such as licensing deals, divestments, and M&A, including the $14.5B acquisition of Salix by Valeant Pharmaceuticals (now Bausch Health Companies) .In 2015, post-acquisition, he joined a biotech company, Chimerix, to work in business development. After the Chimerix lead asset failed Phase III, in 2016, he started an active consultancy, Zwick Advisory, LLC to advise life science companies. In 2017, he rejoined Valeant Pharmaceuticals (now called Bausch Health) and became the Head of Strategy for the Salix business segment, leading all business development transactions, alliance management, strategic planning and portfolio management, playing a key role in the turnaround story of Bausch Health. Mr. Zwick holds a degree from Florida Atlantic University where he obtained an Honors BA in Economics and a MS in Economics and an MBA from the University of San Francisco, an Advanced Graduate Certificate from the School of Continuing Studies at Georgetown, and is a Certified Licensing Professional.

B. Compensation

Compensation of directors and senior management

The aggregate compensation, including benefits in kind, accrued or paid to our senior management with respect to the year ended December 31, 2021, for services in all capacities was €6,164,995. In 2021, we granted options to purchase 979,217 common shares to our senior management.

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

As of December 31, 2021, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our senior managers or directors, and in 2021, our non-executive directors received €760,185 in total compensation, including benefits in kind, from us for services in such capacity. Furthermore in 2021, we granted 155,219 options to our non-executive directors under the Plan.

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

Compliance with NASDAQ listing requirements

We are a foreign private issuer. As a result, in accordance with Nasdaq listing requirements, we comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance requirements. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders in the United States. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, and thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires an issuer to have a compensation committee that, among other things, consists entirely of independent directors and makes determinations regarding the independence of any compensation consultants, Nasdaq Listing Rule 5605(e), which requires an issuer to have independent director oversight of director nominations, and Nasdaq Listing Rule 5605(b)(2), which requires an issuer to have a majority of independent directors on its board. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see “ITEM 10. ADDITIONAL INFORMATION — B. Memorandum and articles of association.”

C. Board practices

Board of Directors

Our board of directors is composed of six members as of March 24, 2022, two of whom are executive directors. Our executive directors and the chairman of our board shall initially serve for four-year terms and our other non-executive directors shall initially serve for three-year terms, in each case until the earlier of their successors being duly appointed, their resignation or their removal. After these terms, our directors may be nominated for re-appointment for such terms as may be deemed appropriate by our board of directors. For the years of the directors’ initial appointment and term expiration dates, see —A. Directors and senior management.

Nasdaq’s Board Diversity Rule

Nasdaq’s Board Diversity Rule, which was approved by the SEC on August 6, 2021, is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a company’s current board composition. Nasdaq’s Board Diversity Rule requires companies listed on Nasdaq to publicly disclose board-level diversity statistics using a standardized template;

Board Diversity Matrix (As of March 23, 2022) To be completed by Foreign Issuers (with principal executive offices outside of the U.S.) and Foreign Private Issuers
Country of Principal Executive Offices	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	6

Our Board of Directors adopted a Diversity Policy on December 15, 2021, which is published on the Company’s website. This policy sets out our targets relating to diversity in the composition of the Board of Directors. We believe that diversity encompasses acceptance and respect, recognizing that each individual is unique. We are committed to supporting, valuing and leveraging diversity in the composition of the Board of Directors.

Board Committees

Audit committee

The audit committee currently consists of Nicolas Fulpius, Mark Kuebler, Richard Brudnick and Anthony Gibney. The audit committee assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the recommendation for appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our board of directors has determined that each member of the Audit Committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and each qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter has been posted on our website.

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

D. Employees

As of December 31, 2021, we had 59 employees, including 18 with M.D. or Ph.D. degrees.

E. Share ownership

See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS — A. Major shareholders Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of December 31, 2021:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares (as of the date of such shareholder’s Schedule 13G filing for InflaRx N.V. with the SEC);
•	each of our directors and senior management; and
•	all directors and senior management as a group.

The number of common shares beneficially owned by each entity, person or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power or to receive the economic benefit of ownership of the shares, as well as any common shares that the individual has the right to acquire within 60 days of December 31, 2021 through the exercise of any option, warrant or other right. The percentage of shares beneficially owned is computed on the basis of 44,203,763 common shares outstanding as of December 31, 2021. Common shares that a person has the right to acquire within 60 days of December 31, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and senior management as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person. All shareholders have similar voting rights. As of December 31, 2021, 8,407,352 common shares, representing 19.0% of our issued and outstanding common shares, were held by six U.S. record holders.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o InflaRx N.V., Winzerlaer Str. 2, 07745 Jena, Germany.

	Common Shares Beneficially Owned
	Number	Percent of
5% Shareholders
Entities affiliated with Staidson Hong Kong Investment Company Limited(1)	2,316,644	5.2%
Entities affiliated with Suvretta Capital Management(2)	3,285,000	7.4%
Directors and Senior Management
Niels Riedemann(3)	2,699,619	5.9%
Renfeng Guo(4)	2,996,353	6.6%
Thomas Taapken(5)	119,502	*
Jordan Zwick (6)	94,601	*
Nicolas Fulpius(7)	537,186	1.2%
Richard Brudnick(8)	91,650	*
Mark Kubler(9)	1,024,987	2.3%
Anthony Gibney(10), director from May 19, 2021	19,877	*
Korinna Pilz(11)	75,501	*
Lina Ma(12), director until September 13, 2021	44,464	*
Katrin Uschmann(13), director until May 19, 2021	54,584	*
All directors and senior management as a group (11 persons)	7,768,324	16.3%

_________

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

116

1.

Staidson Hong Kong Investment Company Limited, orSTS, is wholly owned by Staidson (Beijing) Biopharmaceuticals Co., Ltd., a publicly held entity whose common shares are listed on the Shenzhen Stock Exchange. The address for STS is 1/F 122D Ma Yautong Sai Kung, Hong Kong.

2.

The common shares are held with Suvretta Capital Management LLC, Averill Master Fund Ltd. and Aaron Cowen as reported by Aaron Cowen (collectively, the “Reporting Persons”) on the Schedule 13G filed with the SEC on March 8, 2021. All securities reported in the Schedule 13G are owned by advisory clients of Suvretta Capital Management, LLC. None of the advisory clients, with the exception of Averill Master Fund, Ltd., individually owns more than 5% of the outstanding shares of the Common Shares. The address of Suvretta Capital Management, LLC is 540 Madison Avenue,7th Floor, New York, NY 10022.

3.

Consists of (a) 1,068,908 common shares, (b) 404,040 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of $3.35 per share, which shall expire on November 18, 2031, (c) 126,005 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, (d) 689,253 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $3.35 per share, which shall expire on December 13, 2025, (e) 5,409 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $3.35 per share, which shall expire on November 20, 2026, (f) 350,000 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $5.14 per share, which shall expire on January 4, 2031, and (g) 56,004 common shares that may be acquired pursuant to the exercise of options which were is-sued pursuant to the 2017 Plan at an exercise price of $2.99 per share, which shall expire on July 1, 2031.

4.

Consists of (a) 1,711,658 common shares, (b) 336,672 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of $3.35 per share, which shall expire on November 18, 2031, (c) 623,610 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $3.35 per share, which shall expire on December 13, 2025, (d) 5,409 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $3.35 per share, which shall expire on November 20, 2026, (e) 275,000 common shares that may be acquired pursuant to the exercise of options which were is-sued pursuant to the 2017 Plan at an exercise price of $5.14 per share, which shall expire on January 4, 2031, and (f) 44,004 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.99 per share, which shall expire on July 1, 2031.

5.

Consists of (a) 3,500 common shares, (b) 50,000 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $4.83 per share, which shall expire on September 17, 2028, (c) 50,000 common shares that may be acquired pursuant to the exercise of options which were is-sued pursuant to the 2017 Plan at an exercise price of $5.14 per share, which shall expire on January 4, 2031, and (d) 16,002 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.99 per share, which shall expire on July 1, 2031.

6.

Consists of (a) 50,000 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.28 per share, which shall expire on October 24, 2027, (b) 25,000 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $4.83 per share, which shall expire on September 17, 2028, (c) 10,000 common shares that may be acquired pursuant to the exercise of options which were is-sued pursuant to the 2017 Plan at an exercise price of $5.14 per share, which shall expire on January 4, 2031, and (d) 9,601 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.99 per share, which shall expire on July 1, 2031.

7.

Consists of (a) 467,921 common shares, (b) 34,464 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $3.35 per share, which shall expire on December 13, 2025, (c) 30,000 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $5.14 per share, which shall expire on January 4, 2031, and (d) 4,801 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.99 per share, which shall expire on July 1, 2031.

8.

Consists of (a) 50,000 common shares, (b) 18,450 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $3.35 per share, which shall expire on February 4, 2027, (c) 20,000 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $5.14 per share, which shall expire on January 4, 2031, and (d) 3,200 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.99 per share, which shall expire on July 1, 2031.

117

9.

Consists of (a) 960,015 common shares, (b) 7,308 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, (c) 34,464 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $3.35 per share, which shall expire on December 13, 2025, (d) 20,000 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $5.14 per share, which shall expire on January 4, 2031, and (e) 3,200 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.99 per share, which shall expire on Juy 1, 2031.

10.

Consists of (a) 10,000 common shares, (b) 11,667 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $22.75 per share, which shall expire on February 7, 2026, and (c) 8,210 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.99 per share, which shall expire on Juy 1, 2031.

11.

Consists of (a) 10,000 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $3.35 per share, which shall expire on May 14, 2027, (b) 38,000 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $3.57 per share, which shall expire on December 16, 2027, (c) 12,000 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $5.14 per share, which shall expire on January 4, 2031, and (d) 15,501 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.99 per share, which shall expire on Juy 1, 2031.

12.

Consists of (a) 34,464 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $3.35 per share, which shall expire on December 13, 2025, and (b) 10,000 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $5.14 per share, which shall expire on January 4, 2031.

13.

Consists of (a) 15,120 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, (b) 34.464 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $3.35 per share, which shall expire on December 13, 2025, and (c) 5,000 common shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $5.14 per share, which shall expire on January 4, 2031.

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

On July 8, 2020, the Company filed with the United States Securities and Exchange Commission (SEC) a Form F-3 registration statement with respect to the offer and sale of securities of the Company (Shelf Registration Statement). The Company also filed with the SEC a prospectus supplement (Prospectus Supplement) relating to an at-the-market program providing for the sales of our stock over time of up to $50.0 million of its common shares pursuant to a Sales Agreement with SVB Leerink LLC. As of December 31, 2020, the Company had issued 1,958,186 common shares resulting in €9.0 million in net proceeds to the Company. As of December 31, 2021 the Company had issued additionally 610,022 comon shares through an ATM program, resulting in €2.8 million in net proceeds to the Company. Following these issuances, the remaining value authorized for sale under the at-the-market program is $35.2 million.

On February 25, 2021, the Company sold an aggregate of 15,000,000 common shares through a public offering. The common shares were sold at a price of $5.00 per share and have a nominal value of €0.12 per share. The gross offering proceeds to the Group from this offering were $75.0 million (€62.2 million), before deducting $4.5 million (€3.7 million) in underwriting discounts and other offering expenses of $0.4 million (€0.3 million). The aforementioned Euro amounts were calculated using the exchange rate as of March 1, 2021 (1 USD = 0.8297 EUR). For each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80. The warrants were exercisable immediately and expired on March 1, 2022. No warrants were exercised.

B. Related party transactions

The following is a description of related party transactions we have entered since January 1, 2021 with any of our officers, directors and the holders of more than 5% of our common shares:

Indemnification agreements

We entered into indemnification agreements with our directors and senior management. The indemnification agreements and our Articles of Association require us to indemnify our directors to the fullest extent permitted by law. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — B. Compensation — Insurance and indemnification” for a description of these indemnification agreements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information

Financial statements

See “ITEM 18. FINANCIAL STATEMENTS,” which contains our audited financial statements prepared in accordance with IFRS.

Legal proceedings

From time to time we are involved in legal proceedings that arise in the ordinary course of business. We believe that the outcome of these proceedings, if determined adversely, will not have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and our employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. For an additional discussion of certain risks associated with legal proceedings, see “ITEM 3. KEY INFORMATION — C. Risk factors.”

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

120

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares, who is eligible for the benefits of the Treaty and who is:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source: or
•	a trust, if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

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

Passive Foreign Investment Company Rules

We believe it is likely that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in 2019, 2020 and 2021, and we may be a PFIC in one or more future taxable years. In addition, we may, now or in the future directly or indirectly, hold equity interests in other PFICs (any such PFIC, a “Lower-tier PFIC”). Under the Code, generally a non-U.S. corporation will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. It is also possible that we will be a PFIC in any future taxable year because, among other things, (i) we currently own a substantial amount of passive assets, including cash and securities that may give rise to passive income, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its common shares.

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

The IRS has finalized Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC and whether a U.S. shareholder holds PFIC stock and released proposed Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC. These Treasury Regulations and proposed Treasury Regulations (if finalized) may affect whether we are a PFIC in in any future year. You should consult your tax adviser regarding the effect, if any, these Treasury Regulations may have, or such proposed Treasury Regulations would have, on the determination of our PFIC status.

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

1.

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

2.

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

3.

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

4.

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

This discussion is for general information purposes and is not tax advice or a complete description of all Dutch tax consequences relating to the acquisition, holding and disposal of our shares. Holders or prospective holders of our shares should consult their own tax advisor regarding the tax consequences relating to the acquisition, holding and disposal of our shares in light of their particular circumstances.

Dividend Withholding Tax

We are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us (which withholding tax will not be borne by us but will be withheld by us from the gross dividends paid on the shares). However, as long as we continue to have our place of effective management in Germany, and not in the Netherlands, under the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany and we will not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder of our common shares who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to a holder of our common shares that is neither resident nor deemed to be resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder, in which events the following applies. See Risk Factor “If we pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.”

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

The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
•	liquidation proceeds, proceeds of redemption of shares, or proceeds of the repurchase of shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax, unless in case of a repurchase, a particular statutory exemption applies;
•	an amount equal to the par value of shares issued or an increase of the par value of shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and
•	partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of shares have resolved in advance at a general meeting to make such repayment and the par value of the shares concerned has been reduced by an equal amount by way of an amendment of our Articles of Association.

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

Taxes on income and capital gains

Dutch Resident Entities

Any benefit derived or deemed to be derived from the shares held by a Dutch Resident Entity, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 15 percent with respect to taxable profits up to €395,000 and 25.8 percent with respect to taxable profits in excess of that amount (rates and brackets for 2022).

Dutch Resident Individuals

If a holder of shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the common shares is taxable at the progressive income tax rates (with a maximum of 49.5%, rate for 2021), if:

1.

the common shares are attributable to an enterprise from which the holder of such shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being a shareholder, as defined in the Dutch Income Tax Act 2001); or

2.

the holder of the common shares is considered to perform activities with respect to such shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of our common shares, such holder will be taxed annually on a deemed, variable return (with a maximum of 5.53% in 2022)) of such holder’s net investment assets for the year (rendementgrondslag) at an income tax rate of 31% (rate for 2022).

The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The common shares are included as investment assets. A tax free allowance may be available. Actual income, gains or losses in respect of the common shares are as such not subject to Dutch income tax.

For the net investment assets on January 1, 2022, the deemed return ranges between 1.82% up to 5.53% (depending on the aggregate amount of the net investments assets). The deemed, variable return will be adjusted annually on the basis of historic market yields.

On 24 December 2021, the Dutch Supreme Court ruled that the Dutch income tax levy on savings and investments, in 2017 and 2018, violated the European Convention on Human Rights. The tax consequences of the Dutch Supreme Court are not immediately clear. The new Dutch Government intends to start calculating the taxation on savings and investments on actual returns realized from savings and investments (instead of on a deemed return) starting in 2025. The Supreme Court ruling could make the Dutch Government move faster on the issue. Prospective investors should carefully consider the tax consequences of this Supreme Court ruling and consult their own tax adviser about their own tax situation.

Non-residents of the Netherlands

A holder of our common shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch taxes on income or capital gains in respect of any payment under the common shares or in respect of any gain or loss realized on the disposal or deemed disposal of the common shares, provided that:

1.

such holder does not have an interest in an enterprise or a deemed enterprise (as defined in the Dutch Income Tax Act and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the common shares are attributable; and

2.

in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the common shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) and does not derive benefits from the common shares that are taxable as benefits from other activities in the Netherlands (resultaat uit overige werkzaamheden).

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

In the case of dividends distributed to a company within the meaning of Art. 2 of the amended EU Directive 2011/96/EU of the Council of November 30, 2011, or the EU Parent Subsidiary Directive, domiciled in another Member State of the European Union, an exemption from the withholding tax will be granted upon request if further prerequisites are satisfied (Freistellung im Steuerabzugsverfahren). This also applies to dividends distributed to a permanent establishment located in another Member State of the European Union of such a parent company or of a parent company tax resident in Germany if the participation in the Company is effectively connected with this permanent establishment. The key prerequisite for the application of the EU Parent Subsidiary Directive is that the shareholder has held a direct participation in the share capital of the Company of at least 10% for at least one year.

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

Special regulations apply which abolish the 95% tax exemption, if the Company’s shares are held as trading portfolio assets in the meaning of Section 340e German commercial code (Handelsgesetzbuch) by (i) a credit institution (Kreditinstitut), (ii) a security institution (Wertpapierinstitut), (iii) a financial service institution (Finanzdienstleistungsinstitut) or (iv) a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz), in case more than 50% of the shares of such financial enterprise are held directly or indirectly by a credit institution, a security institution or a financial service institution, as well as by a life insurance company, a health insurance company or a pension fund in case the shares are attributable to the capital investments, resulting in fully taxable income.

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

In case of a corporation being a partner, special regulations will apply with respect to trading portfolio assets of credit institutions, security institution, financial service institutions or financial enterprises within the meaning of the German Banking Act (Kreditwesengesetz) or life insurance companies, health insurance companies or pension funds (see “—Corporations”).

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

Special regulations apply, if the shares are held as trading portfolio assets by a credit institution, a security institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz) as well as by a life insurance company, a health insurance company or a pension fund (see “—Corporations”).

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

With regard to corporate partners, special regulations apply if they are held as trading portfolio assets by credit institutions, a security institution, financial service institutions or financial enterprises within the meaning of the German Banking Act or life insurance companies, health insurance companies or pension funds, as described above.

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

On January 22, 2013, the Council of the European Union approved the resolution of the ministers of finance from eleven EU member states (including Germany) to introduce Financial Transaction Tax, or FTT, within the framework of enhanced cooperation. On February 14, 2013, the European Commission accepted the proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax. The plan focuses on levying a financial tax of 0.1% (0.01% for derivates) on the purchase and sale of financial instruments.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material modifications to instruments

Not applicable.

B. Material modifications to rights

Not applicable.

C. Withdrawal or substitution of assets

Not applicable.

D. Change in trustees or paying agents

Not applicable.

E. Use of Proceeds

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2021, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Nicolas Fulpius, Mark Kuebler, Richard Brudnick and Anthony Gibney are an audit committee financial expert, as that term is defined by the SEC, and all four are independent for the purposes of SEC and Nasdaq rules relating to the independence of the audit committee.

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

Audit fees in 2021 amounted to €744,333 and relate to audit services. These services were provided by our principal accountants, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft and Ernst & Young Accountants LLP with €639,333 in connection with our annual audit, quarterly review and review of registration statements for the Company, as well as by our former auditor KPMG AG Wirtschaftsprüfungsgesellschaft with €105,000 for a review of the Company's registration statements.

Audit fees in 2020 amounted to €568,750 and relate to audit services. These services were provided by our principal accountants, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft with €488,000 in connection with our annual audit, quarterly review and review of registration statements for the Company, as well as by our former auditor KPMG AG Wirtschaftsprüfungsgesellschaft with €80,750 for a review of the Company's registration statements

B. Audit-Related Fees

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There was no change in the Company’s independent registered public accounting firm during 2021. At our Annual General Meeting of Shareholders held July 16, 2020, Ernst & Young, following a selection process led by the Audit Committee and upon the recommendation of the Board of Directors, was appointed by our shareholders as our independent registered public accounting firm for the 2020 fiscal year and Ernst & Young has remained our independent registered public accounting firm for 2021.

The remaining information with respect to the change in our certifying accountant was “previously filed’ (within the meaning of Rule 12b-2 under the Exchange Act) in our Annual Report on Form 20-F for the year ended December 31, 2020.

ITEM 16G. CORPORATE GOVERNANCE

For a description of the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on Nasdaq, see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — C. Board practices — Corporate Governance Practices.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, see pages F-1 to F-34 to this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*∞	Amended and Restated Articles of Association of InflaRx N.V.
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
4.6

Amendment to InflaRx Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-240185) filed with the SEC on July 30, 2020).

8.1*	List of Subsidiaries.
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.
15.2*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

______________

*	Filed herewith.
†	Confidential treatment granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
∞	English translation of original Dutch document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

InflaRx N.V.

	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer and Director
Date: March 24, 2022

	By:	/s/ Thomas Taapken
	Name:	Thomas Taapken
	Title:	Chief Financial Officer
Date: March 24, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of InflaRx N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of InflaRx N.V. and subsidiaries (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

March 23, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

InflaRx N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows of InflaRx N.V. and subsidiaries (the Company) for the year ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Leipzig, Germany

April 28, 2020

InflaRx N.V. and subsidiaries

Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		(in €, except for share data)
Operating Expenses
Research and development expenses	3.1	(35,697,935)	(25,684,140)	(44,582,136)
General and administrative expenses	3.2	(11,984,722)	(8,467,203)	(12,501,048)
Total Operating Expenses		(47,682,657)	(34,151,343)	(57,083,184)
Other income		54,221	221,748	400,253
Other expenses		(6,381)	(13,209)	(85,242)
Operating Result		(47,634,816)	(33,942,804)	(56,768,173)
Finance income	3.4.1	109,391	887,702	2,840,676
Finance expenses	3.4.1	(24,769)	(26,000)	(22,265)
Foreign exchange result	3.4.2	1,964,135	(776,512)	694,944
Other financial result	3.4.3	(44,000)	(126,000)	—
Income Taxes		—	—	—
Loss for the Period		(45,630,059)	(33,983,614)	(53,254,817)

Share Information	3.5
Weighted average number of shares outstanding		41,629,974	27,064,902	26,004,519
Loss per share (basic/diluted)		(1.10)	(1.26)	(2.05)

Loss for the Period		(45,630,059)	(33,983,614)	(53,254,817)
Other comprehensive income (loss) that may be re-classified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		6,777,061	(5,954,019)	2,177,033
Total Comprehensive Loss		(38,852,998)	(39,937,633)	(51,077,785)

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

Consolidated Statements of Financial Position as of December 31, 2021 and 2020

	Note	December 31, 2021	December 31, 2020
		(in €)
ASSETS
Non-current assets
Property and equipment	4.1	274,373	408,263
Right-of-use assets	4.2	1,408,078	546,694
Intangible assets	4.3	235,216	350,183
Other assets	4.5	336,566	353,522
Financial assets	4.7	27,206,990	272,268
Total non-current assets		29,461,224	1,930,930
Current assets
Current other assets	4.5	10,983,458	3,734,700
Income tax receivable	4.6	1,282,177	1,419,490
Financial assets	4.7	57,162,266	55,162,033
Cash and cash equivalents	4.8	26,249,995	25,968,681
Total current assets		95,677,896	86,284,904
TOTAL ASSETS		125,139,120	88,215,834

EQUITY AND LIABILITIES
Equity
Issued capital	4.9.1	5,304,452	3,387,410
Share premium	4.9.3	280,310,744	220,289,876
Other capital reserves	4.9.3	30,591,209	26,259,004
Accumulated deficit	4.9.3	(213,975,679)	(168,345,620)
Other components of equity	4.9.3	3,050,270	(3,726,791)
Total equity		105,280,996	77,863,880
Non-current liabilities
Lease liabilities	4.4	1,066,354	220,525
Other liabilities		35,019	33,323
Total non-current liabilities		1,101,373	253,847
Current liabilities
Trade and other payables	4.10	8,574,244	8,258,133
Liabilities from government grants received		8,300,000	—
Lease liabilities	4.4	366,171	338,516
Employee benefits		1,378,130	1,368,731
Other liabilities		138,206	117,727
Provisions		—	15,000
Total current liabilities		18,756,751	10,098,107
Total Liabilities		19,858,124	10,351,954
TOTAL EQUITY AND LIABILITIES		125,139,120	88,215,834

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2021, 2020 and 2019

	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity
	(in €)
Balance as of January 1, 2019		25,964,379	3,115,725	211,021,835	18,310,003	(81,107,188)	50,196	151,390,571
Loss for the Period		-	-	-	-	(53,254,817)	-	(53,254,817)
Exchange differences on translation of foreign currency		-	-	-	-	-	2,177,033	2,177,033
Total Comprehensive Loss		-	-	-	-	(53,254,817)	2,177,033	(51,077,784)
Equity-settled share-based payments	3.6	-	-	-	6,832,210	-	-	6,832,210
Share options exercised		140,876	16,905	(15,229)	-	-	-	1,676
Balance as of December 31, 2019		26,105,255	3,132,631	211,006,606	25,142,213	(134,362,006)	2,227,228	107,146,673
Loss for the Period		-	-	-	-	(33,983,614)	-	(33,983,614)
Exchange differences on		-	-	-	-	-	(5,954,019)	(5,954,019)
translation of foreign currency
Total Comprehensive Loss		-	-	-	-	(33,983,614)	(5,954,019)	(39,937,633)
Issuance of common shares	4.9	1,958,186	234,982	9,535,961	-	-	-	9,770,943
Transaction costs		-	-	(729,840)	-	-	-	(729,840)
Equity-settled share-based payments	3.6	-	-	-	1,116,791	-	-	1,116,791
Share options exercised		164,974	19,797	477,149	-	-	-	496,946
Balance as of December 31, 2020		28,228,415	3,387,410	220,289,876	26,259,004	(168,345,620)	(3,726,791)	77,863,880
Loss for the Period		-	-	-	-	(45,630,059)	-	(45,630,059)
Exchange differences on translation of foreign currency		-	-	-	-	-	6,777,061	6,777,061
Total Comprehensive Loss		-	-	-	-	(45,630,059)	6,777,061	(38,852,998)
Issuance of common shares	4.9	15,610,022	1,873,203	63,269,346	-	-	-	65,142,549
Transaction costs		-	-	(4,219,222)	-	-	-	(4,219,222)
Equity-settled share-based payments	3.6	-	-	-	4,332,205	-	-	4,332,205
Share options exercised		365,326	43,839	970,744	-	-	-	1,014,583
Balance as of December 31, 2021		44,203,763	5,304,452	280,310,744	30,591,209	(213,975,679)	3,050,270	105,280,996

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

Consolidated Statements of Cash Flows for the Years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
			(in €)
Operating activities
Loss for the Period		(45,630,059)	(33,983,614)	(53,254,817)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		669,434	712,713	663,166
Net finance income	3.4	(2,004,757)	40,810	(3,513,355)
Share-based payment expense	3.6	4,332,205	1,116,791	6,832,210
Net foreign exchange differences		111,606	(247,322)	(368,477)
Other non-cash adjustments		—	3,436	60,628
Changes in:
Other assets		(7,094,467)	(1,554,611)	(2,364,399)
Employee benefits		(3,290)	355,545	235,500
Other liabilities		19,863	8,960	(209,948)
Liabilities from government grants received		8,300,000	—	—
Trade and other payables		316,112	(4,155,529)	5,734,795
Interest received		1,070,235	1,201,547	3,001,109
Interest paid		(23,633)	(26,387)	(20,903)
Net cash used in operating activities		(39,936,750)	(36,527,661)	(43,204,492)
Investing activities
Purchase of intangible assets and property and equipment		(37,778)	(94,189)	(594,889)
Purchase of current and non-current financial assets		(97,516,417)	(101,600,176)	(82,622,952)
Proceeds from the maturity of current financial assets		71,603,310	123,056,347	103,559,395
Net cash from/ (used in) investing activities		(25,950,885)	21,361,982	20,341,554
Financing activities
Proceeds from issuance of common shares	4.9	65,142,549	9,770,944	—
Transaction costs from issuance of common shares		(4,219,222)	(729,841)	—
Proceeds from exercise of share options	3.6	1,014,583	496,946	1,676
Repayment of lease liabilities		(360,644)	(366,156)	(296,020)
Net cash from/ (used in) financing activities		61,577,266	9,171,893	(294,344)
Net increase/(decrease) in cash and cash equivalents		(4,310,369)	(5,993,786)	(23,157,282)
Effect of exchange rate changes on cash and cash equivalents		4,591,683	(1,168,813)	902,321
Cash and cash equivalents at beginning of period		25,968,681	33,131,280	55,386,240
Cash and cash equivalents at end of period	4.8	26,249,995	25,968,681	33,131,280

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

Notes to the Consolidated Financial Statements

1. Corporate Information

The consolidated financial statements of InflaRx N.V. and its subsidiaries (collectively, the ‘Group’) for the year ended December 31, 2021 were authorized for issue in accordance with a resolution of the Board of Directors on March 23, 2022. InflaRx N.V. (the ‘Company’) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s common shares have been listed on the NASDAQ Global Select Market under the symbol “IFRX”.

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

The Group’s subsidiaries at December 31, 2021 are set out below. Unless otherwise stated, they have share capital consisting solely of common shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company.

	Place of business/		Ownership interest held by the Company
Name	country of incorporation	Functional currency	2021	2020	Principal activities
InflaRx GmbH	Germany	EUR	100%	100%	Principal operating subsidiary, biopharmaceutical company
InflaRx Pharmaceutical Inc.	U.S.	USD	100%	100%	Subsidiary for basic research

2. Significant accounting policies

2.1. Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (herein ‘IFRS’).

The consolidated financial statements have been prepared on a historical cost basis. These consolidated financial statements of the Group comprise the Company and its wholly-owned subsidiaries InflaRx GmbH, and InflaRx Pharmaceutical Inc. The consolidated financial statements are presented in Euro (€). The presentation currency of the Group is the €, as the functional currency of the largest operating company, InflaRx GmbH, continues to be the €. The functional currency of InflaRx N.V. and InflaRx Pharmaceutical Inc is USD ($) as most of their income and expenses occur in $. All financial information presented in € has been rounded to the nearest Euro, unless stated otherwise.

2.2. Summary of significant accounting policies

This section describes significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.2.1. New and amended standards adopted by the Group

The below listed amendments and interpretations apply for the first time in 2021, but do not have a material impact on the consolidated financial statements of the Group:

•	Interest Rate Benchmark Reform — Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

•	COVID-19-related Rent Concessions, Amendment to IFRS 16

2.2.2. New standard not yet adopted

The following amendments will be adopted effective January 1, 2022 and are not expected to have a material impact on the consolidated financial statements of the Group:

•	Reference to the Conceptual Framework – Amendments to IFRS 3

•	Property, Plant and Equipment: Proceeds before Intended Use- Amendments to IAS 16

•	Onerous Contracts – Costs of Fulfilling a Contract –Amendments to IAS 37

•	AIP IFRS 9 Financial Instruments – Fees in the ’10 per cent’

The following standards issued will be adopted in a future period and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

•	IFRS 17 Insurance Contracts

•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current

•	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates

•	Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction

•	Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

2.2.3. Current and non-current classification

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

2.2.4. Foreign currency transactions

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

2.2.5. Grants from government and similar bodies

The Group receives grants from government agencies and similar bodies for the active participation in specific research and development projects. The grants are recognized when there is reasonable assurance that the grant will be received and all grant conditions will be met. If grant funds are received prior to qualifying expenses being incurred or assets purchased or prior to all grant conditions have been met, such amounts are recorded as a liability in other liabilities. If the funds reimburse expenses, the liability is amortized into other operating income in the period in which the corresponding expenses are incurred (or, for expenses incurred prior to all grant conditions being met, in the period in which reasonable assurance that all grant conditions will be met is attained). According to the terms of the grants, grantors generally have the right to audit qualifying expenses submitted by the Group up to five years after concluding the project sponsored by the government.

During 2021, the Company was awarded a grant to fund parts of the clinical development and manufacturing related activities of vilobelimab for treatment of severe COVID-19 patients from the German federal government, in the amount of up to €43.7 million. In June 2021, InflaRx had applied for that grant as part of a special program established by the German federal government through the Federal Ministry of Education and Research (“Bundesministerium für Bildung und Forschung”), or BMBF, and the Federal German Ministry of Health (“Bundesministerium für Gesundheit”), or BMG, in May of 2021 to accelerate the research and development of urgently needed drugs against COVID-19. In addition to the further expansion and completion of the clinical development of vilobelimab for the treatment of severley ill COVID-19 patients, the grant is expected to be used for the establishment of the commercial scale production of vilobelimab. Payments are contingent on reaching predefined milestones. Expenses incurred from October 1, 2021 until June 30, 2023 are eligible for 80% reimbursement throughout the funding period, if certain funding conditions are met.

From this grant InflaRx received payments of EUR 8.3 million in 2021. IAS 20 permits recognition of income from government grants only when there is reasonable assurance the grants will be received and that the entity will comply with all the grant conditions. As the Company is currently in discussion with the agency administering the BMBF grant regarding the eligibility of certain expenses incurred and uncertainty exists as to whether these expenses incurred in 2021 comply with the conditions attached to the grant, as of December 31, 2021, Payments received have been deferred (and is presented within “Liabilities from government grants received”) and no income from the grant has been recorded.

2.2.6. Notes to the cash flow statement, cash, and cash equivalents

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

2.2.7. Research and development expenses

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

2.2.8. Employee benefits

2.2.8.1. Short-term employee benefits

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

2.2.8.2. Share-based payment transactions

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

2.2.9. Lease arrangements

The Group leases various properties, laboratory and office equipment and cars. Rental contracts are typically made for fixed periods of one to three years but may have renewal options. The lease agreements do not impose any covenants, but leased assets may not be used as collateral for borrowing purposes.

2.2.9.1. Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. At December 31, 2021, the remaining useful lives of the Company’s right-of-use assets range between12 and 65 months. Right-of-use assets are subject to impairment.

2.2.9.2. Lease liabilities

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

2.2.9.3. Short-term leases and leases of low-value assets

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

2.2.9.4. Determining the lease term of contracts

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

2.2.10. Interest income

Interest income is derived from interest-bearing financial assets, including cash equivalents. Interest income on cash and cash equivalents, financial assets at amortized cost calculated using the effective interest rate method is recognized in the consolidated statements of operations and comprehensive loss as part of finance income.

2.2.11. Intangible assets

Intangible assets mainly comprise purchased IT software. Intangible assets are initially measured at acquisition cost, including any directly attributable costs of preparing the asset for its intended use less accumulated amortization and accumulated impairment losses, if any. Amortization begins when an asset is available for use and amortization is calculated using the straight-line method to allocate cost over the estimated useful lives. The useful lives of intangible assets are reviewed at each reporting date. Software is amortized over three years. The effect of any adjustment to useful lives is recognized prospectively as a change of accounting estimate. The Group only owns intangible assets with a definite useful life.

2.2.12. Property and equipment

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

2.2.13. Impairment of assets

At each reporting date, the Group assesses whether there is an indication that an asset may be impaired. If there is any indication of impairment or if an annual impairment test is required, the Group estimates the recoverable amount of the asset. The recoverable amount of an asset is the higher of the asset’s fair value less costs of disposal and its value-in-use. It is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case it is determined at the level of the cash-generating unit. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

When there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized, any impairment loss previously recognized is reversed. The reversal may not exceed the carrying amount that would have been determined after amortization or depreciation had no impairment loss been recognized for the asset in prior periods. The amount of the reversal is recognized in profit or loss for the period.

There were no impairments or reversals of impairments in 2019, 2020 or 2021.

2.2.14. Financial assets and liabilities (financial instruments)

2.2.14.1. Definition

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The Group’s financial assets include predominantly quoted fixed-interest debt securities. The financial liabilities comprise trade and other payables (incl. accrued liabilities from the R&D projects).

2.2.14.2. Criteria for the recognition and derecognition, initial measurement

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

2.2.14.3. Subsequent measurement method

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

An analysis of the carrying amounts from the consolidated statements of financial position by measurement category is disclosed under ‘4.7 Financial assets and financial liabilities.’

2.2.14.4. Criteria for realization of income and expenses

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

2.2.15. Fair Value Measurement

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

2.2.16. Income tax

Income taxes comprise current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive loss.

2.2.16.1. Current income tax

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

2.2.16.2. Deferred income tax

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

Deferred tax assets arising from tax loss carryforwards are recognized only to the extent that the Group has sufficient taxable temporary differences or there is convincing evidence that sufficient future taxable profit will be available against which the unused tax losses can be utilized. As of December 31, 2021 and 2020, based on management’s judgment, it was not probable that taxable profit will be available against which the unused tax losses can be utilized; no deferred tax assets were therefore recognized in the consolidated statements of financial position.

2.3. Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In preparing these consolidated financial statements, the critical judgments made by management in applying the Group's accounting policies involve the following areas:

Accounting for share-based payments

When determining the grant date fair value of share-based payment awards, assumptions must be made regarding the key parameters of the grant (see Note ‘3.6.2 Measurement of fair values of share options granted’). In 2021, the Company’s share price volatility assumption was 135%, which reflects historical share price volatility adjusted for future value inflection points which management believes will influence the share price of the Company in future periods. Additionally, the Company must estimate the number of equity instruments which will vest in future periods as awards may be forfeited prior to vesting due to an awardee’s failure to satisfy a performance condition, including due to employment termination. An assumption of the forfeiture rate must be made based on historical information and adjusted to reflect future expectations. Revisions to the forfeiture rate could result in a cumulative effect of the change in estimate for current and prior periods to be recognized in the period of change.

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

The Company has accrued €5,924,720 as of December 31, 2021 and €5,250,654 as of December 31, 2020 (see Note 4.10 Trade and other payables) in third-party clinical trial accruals. As of these dates, prepayments were recorded for those payments made against which no services had yet been rendered (2021: €10,649,174, 2020: €2,340,643, see Note 4.5 Other assets).

3. Consolidated Statements of Operations and Comprehensive Loss

3.1. Research and development expenses

Research and development expenses increased in 2021 compared to 2020 due primarily to higher expense for the phase III part of our COVID-19 trial. The table below shows the composition of research and development expenses.

Research and development expenses	2021	2020	2019
		(in €)
Third-party services	28,247,081	19,886,693	36,783,223
of which manufacturing of clinical material	6,615,840	3,075,347	13,479,235
of which clinical, pre-clinical studies	21,631,240	16,811,346	23,303,988
Employee benefits expenses	5,941,813	4,480,890	6,231,812
of which Equity-settled share-based payment expense	1,622,898	626,833	2,580,983
Legal and consulting fees	1,074,710	862,364	668,676
Other expenses	434,331	454,193	898,425
Total	35,697,935	25,684,140	44,582,136

3.2. General and administrative expenses

General and administrative expenses include the items below. In 2021, compared to the prior year, the increase is mainly caused by higher expenses for employee benefits, as well as by an increase of the Company’s business activities and the expense of operating as a public company in the United States.

General and administrative expenses	2021	2020	2019
		(in €)
Employee benefits expenses	6,500,680	3,880,349	7,534,073
of which Equity-settled share-based payment expense	2,709,307	489,958	4,251,227
Legal and consulting fees	2,065,423	1,603,711	2,199,640
Insurance expenses	1,615,920	1,311,790	636,035
Depreciation & amortization expense	551,566	556,456	503,683
Compensation expense for non-executive board directors	271,248	283,128	269,030
Other expenses	979,884	831,769	1,358,587
Total	11,984,722	8,467,203	12,501,048

3.3. Employee benefits expenses

The following table shows the items of employee benefits expenses:

Employee benefits expenses	2021	2020	2019
		(in €)
Wages and salaries	6,919,166	6,270,757	5,974,807
Social security contributions (employer's share)	671,697	551,804	562,255
Equity-settled share-based payment expenses (see Note 4.7 Share-based payments)	4,332,205	1,116,791	6,832,210
Other	519,425	421,887	396,613
Total	12,442,493	8,361,239	13,765,885

The number of employees rose to 55.9 full time equivalents (FTEs) at the end of 2021 from 47.3 FTEs at the end of 2020 and 43.7 FTEs at the end of 2019 (numbers are as of December 31 and are not annual average numbers).

3.4. Net Financial Result

3.4.1. Finance Result

Finance Result	2021	2020	2019
		(in €)
Finance income
Interest income	109,391	887,702	2,840,676
Finance expenses
Interest expenses	(10,714)	(18,689)	(9,500)
Interest on lease liabilities	(14,055)	(7,311)	(12,765)
Total	84,622	861,702	2,818,411

Interest income results from marketable securities and short-term deposits in U.S. Dollars held by the Company and its subsidiaries. Compared to 2020, interest income decreased by €778 thousand in 2021. This decrease is related to the lower interest rates available in the financial markets.

3.4.2. Foreign exchange result

Foreign exchange result	2021	2020	2019
		(in €)
Foreign exchange result
Foreign exchange income	5,569,836	3,656,922	3,379,644
Foreign exchange expense	(3,605,701)	(4,433,435)	(2,684,700)
Total	1,964,135	(776,513)	694,944

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

3.4.3. Other financial result

	2021	2020	2019
		(in €)
Other financial result	(44,000)	(126,000)	—

Other financial result is comprised of an expense of €44,000 (€126,000 in 2020, nil in 2019) due to an adjustment to the expected credit loss allowance in 2021, which is deducted from the Company’s current and non-current financial assets (please also refer to 5.6 ‘Other assets’).

3.5. Loss per share

Loss per common share is calculated by dividing the loss of the period by the weighted average number of common shares outstanding during the period. The weighted number of common shares outstanding for the financial year 2021 was 41,629,974, for 2020 was 27,064,902 and for 2019 was 26,004,519.

For the period in which the Company is in a loss-making situation, the diluted loss per share is the same as basic loss per share, because the weighted average number of shares to be issued upon the exercise of the stock options would produce an anti-dilutive effect.

3.6. Share-based payments

3.6.1. Equity-settled share-based payment arrangements

In the course of its historical financing rounds prior to 2016, InflaRx GmbH established equity-settled share-based payment programs. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

	2021 Options	2021 WAEP*	2020 Options	2020 WAEP
Outstanding at January 1	148,433	€0.01	148,433	€0.01
Exercised during the year	—	—	—	—
Outstanding at December 31	148,433	€0.01	148,433	€0.01
Exercisable at December 31	148,433	€0.01	148,433	€0.01
* Weighted average share price (WAEP)

 The exercise price for all options outstanding at the end of the year was €0.01 per share or less (2020: €0.01 or less).

Under the terms and conditions of the share option plan of 2016 (the “2016 Plan”), InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

	2021 Options	2021 WAEP*	2020 Options	2020 WAEP*
Outstanding at January 1	1,094,852	$3.35/€2.73	1,181,484	$3.35/€2.98
Exercised during the year	(206,220)	$3.35/€2.83	(86,632)	$3.35/€2.94
Outstanding at December 31	888,632	$3.35/€2.96	1,094,852	$3.35/€2.73
Exercisable at December 31	888,632	$3.35/€2.96	1,094,852	$3.35/€2.73
* conversion rates used for one €: December 31, 2021 $0.8829, average rate 2021 $0.8449, December 31, 2020 $0.8149, average rate 2020 $0.8762

The weighted average remaining contractual life for the share options outstanding as at December 31, 2021 was  9.94 years (2020: 10.93 years).

In conjunction with the closing of its initial public offering, InflaRx N.V. established a new incentive plan (the “2017 Long-Term Incentive Plan”). The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 Long-Term Incentive Plan equals 2,341,097 common shares:

	2021 Options	2021 WAEP*	2020 Options	2020 WAEP*
Outstanding at January 1	2,146,478	$3.59/€2.93	2,181,105	$3.44/€3.06
Granted during the year	1,219,074	$4.53/€3.82	246,188	$4.83/€4.23
Forfeited during the year	(36,400)	$4.76/€4.02	(78,342)	$3.35/€2.94
Exercised during the year	(159,106)	$3.35/€2.83	(202,473)	$3.61/€3.17
Outstanding at December 31	3,170,046	$3.95/€3.49	2,146,478	$3.59/€2.93
Exercisable at December 31	2,536,875	$3.89/€3.43	1,863,790	$3.46/€2.82
* conversion rates used for one €: December 31, 2021 $0.8829, average rate 2021 $0.8449, December 31, 2020 $0.8149, average rate 2020 $0.8762

The weighted average remaining contractual life for the share options outstanding as at December 31, 2021 was 6.18 years (2020: 5.38 years).

For grants with unvested share options outstanding at December 31, 2021, the options granted in 2021 vest over one year. Options granted before 2021 vest over a period of two or three years, depending on the grant, with 1/2 or 1/3, respectively, of the options vesting after the end of the 1st year from vesting start and the remaining options vesting monthly in equal portions thereafter. Vesting of these unvested share options is subject to the service condition of remaining employed at the time of vesting and no market or performance conditions are applicable.

The weighted average fair value of options granted during the year was $3.99/€3.37(2020: $3.88/€3.40). The range of exercise prices for options outstanding at the end of the year was $2.28/€2.01 to $22.75/€20.09 (2020: $2.28/€1.86 to $22.75/€18.54).

Please refer to the table below regarding the measurement of fair values of share options granted.

There were no cancellations or further modifications to the awards in 2021, 2020 and 2019.

3.6.2. Measurement of fair values of share options granted

The fair value of options granted under the 2017 Long-Term Incentive Plan was determined using the Black-Scholes valuation model. As the Company’s common shares are listed on the Nasdaq Global Select Market, the closing price of the common shares at grant date was used.

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

2021
January 4	839,260	$4.53	0.8133	€3.68	$5.14	1.35	5.31	0.5%
January 4	31,668	$4.57	0.8133	€3.72	$5.14	1.35	5.50	0.5%
July 2	327,436	$2.64	0.8458	€2.23	$2.99	1.35	5.31	0.98%
July 2	20,710	$2.66	0.8458	€2.25	$2.99	1.35	5.49	1.01%
	1,219,074
Of the 1,219,074 options granted in 2021, 1,134,436 were granted to members of the executive management or Board of Directors. In 2021, 36,400 options were forfeited
Expected dividends are nil for all share options listed above.

Expected volatility has been based on the historical volatility of the Company’s share price. Considering a significant price drop on June 5, 2019, averages were calculated including and excluding this trading day which results in an average volatility of 115% (128% in 2020). For grants after June 2019, the Company has selected a volatility of 135% which accounts for expectations of the management.

The range of outcomes for the expected life of the instruments has been based on expectations on option holder behavior in the scenarios considered.

The dividend yield has no impact due to the anti-dilution clause as defined in the 2017 Long-Term Incentive Plan.

The annual general meeting on July 16, 2020, approved an amendment to the 2017 Long-Term Incentive Plan (LTIP) with effect from January 1, 2021:

•	increasing the maximum annual number of common shares in the Company’s capital available for issuance under the LTIP, starting on January 1, 2021, to 4% (from 3%) of the Company’s outstanding common shares (determined as of December 31 of the immediately preceding year); and

•	removing certain restrictions from the LTIP, which will allow the committee administering the LTIP and the Board to (i) lower the exercise price per share of any options and/or share appreciation rights issued under the LTIP or take any other action treated as a ‘repricing’ of an award and (ii) cancel any option and/or share appreciation rights in exchange for cash or another award granted under the LTIP, in either case, without prior approval of the Company’s shareholders.

4. Consolidated Statements of Financial Position

4.1. Property and equipment

	Property and equipment	Advance payments	Total
Cost	(in €)
At January 1, 2020	1,173,473	—	1,173,473
Additions	66,114	—	66,114
Disposals	(5,298)	—	(5,298)
Exchange differences	(34,750)	—	(34,750)
At December 31, 2020	1,199,540	—	1,199,540
Additions	36,938	—	36,938
Disposals	—	—	—
Exchange differences	31,133	—	31,133
At December 31, 2021	1,267,611	—	1,267,611

Accumulated depreciation
At January 1, 2020	(597,101)	—	(597,101)
Depreciation charge for the year	(212,733)	—	(212,733)
Disposals	1,793	—	1,793
Exchange differences	16,764	—	16,764
At December 31, 2020	(791,277)	—	(791,277)
Depreciation charge for the year	(181,900)	—	(181,900)
Disposals	—	—	—
Exchange differences	(20,060)	—	(20,060)
At December 31, 2021	(993,238)	—	(993,238)

Net book value
At December 31, 2020	408,263	—	408,263
At December 31, 2021	274,373	—	274,373

4.2. Right-of-use assets

	Buildings	Cars	Total
Cost	(in €)
At January 1, 2020	1,067,823	35,058	1,102,881
Additions	—	101,993	101,993
Disposals	—	(28,366)	(28,366)
Exchange differences	(7,997)	—	(7,997)
At December 31, 2020	1,059,826	108,685	1,168,512
Additions	1,208,665	16,445	1,225,110
Disposals	—	—	—
Exchange differences	15,777	—	15,777
At December 31, 2021	2,284,269	125,130	2,409,399

Accumulated depreciation
At January 1, 2020	(245,126)	(20,831)	(265,957)
Depreciation charge for the year	(335,608)	(34,410)	(370,018)
Disposals	—	7,880	7,880
Exchange differences	6,277	—	6,277
At December 31, 2020	(574,457)	(47,361)	(621,818)
Depreciation charge for the year	(342,897)	(28,654)	(371,551)
Disposals	—	—	—
Exchange differences	(7,952)	—	(7,952)
At December 31, 2021	(925,306)	(76,015)	(1,001,321)

Net book value
At December 31, 2020	485,369	61,324	546,694
At December 31, 2021	1,358,962	49,116	1,408,078

4.3. Intangible Assets

	Purchased IT-software	Advances paid for software	Total
Cost	(in €)
At January 1, 2020	683,891	8,190	692,081
Additions	28,075	—	28,075
Reclassification	8,190	(8,190)	—
Exchange differences	(562)	—	(562)
At December 31, 2020	719,593	—	719,593
Additions	840	—	840
Reclassification	—	—	—
Exchange differences	508	—	508
At December 31, 2021	720,942	—	720,942

Accumulated amortization
At January 1, 2020	(239,681)	—	(239,681)
Amortization charge for the year*	(129,963)	—	(129,963)
Exchange differences	234	—	234
At December 31, 2020	(369,410)	—	(369,410)
Amortization charge for the year	(115,982)	—	(115,982)
Exchange differences	(334)	—	(334)
At December 31, 2021	(485,726)	—	(485,726)

Net book value
At December 31, 2020	350,184	—	350,183
At December 31, 2021	235,216	—	235,216

Amortization of intangible assets is included in the line items ‘research and development expenses’ (2021: €10,192, 2020: €27,937, 2019: €30,662) and ‘general and administrative expenses’ (2021: €105,790, 2020: €102,026, 2019: €75,696) in the consolidated statements of operations and comprehensive loss.

4.4. Leases

Lease obligations consist of payments pursuant to non-cancellable lease agreements mainly relating to the Company’s leases of office space. The lease terms of the Company’s premises expire as follows: Jena, Germany in December 2022, Martinsried, Germany in May 2027 and Ann Arbor, United States in April 2024.

Set out below, are the carrying amounts and the movements of the Group’s lease liabilities:

Lease liabilities	2021	2020

As of January 1	559,041	845,948
Additions	1,225,110	101,993
Derecognition	(20,555)	(20,555)
Payments	(340,088)	(366,156)
Short-term liability for accrued interest expense	1,136	(388)
Foreign exchange difference	7,882	(1,802)
As of December 31	1,432,526	559,041

The following are the amounts recognized in profit or loss:

	2021	2020	2019
	(in €)
Depreciation expense of right-of-use assets (see Note 4.2)	371,551	362,137	265,957
Interest expense on lease liabilities	14,055	7,311	12,765
Rental expense from leases	6,261	6,275	70,451
Thereof short-term leases (included in administrative expenses)	—	937	65,348
Thereof leases of low-value assets (included in administrative expenses)	6,261	5,338	5,103
Total amounts recognized in profit or loss	391,867	375,723	349,173

The Group had total cash outflows for leases of €379,868 in 2021 (€374,698 in 2020, €378,035 in 2019).

4.5. Other assets

Other assets	December 31, 2021	December 31, 2020
	(in €)
Non-current other assets
Prepaid expense	336,566	353,522
Total	336,566	353,522
Current other assets
Prepayments on research & development projects	10,649,174	2,340,643
Prepaid expense	334,284	1,295,682
Other	—	98,374
Total	10,983,458	3,734,699
Total other assets	11,320,024	4,088,221

Prepayments on research & development projects consists of prepayments on CRO and manufacturing contracts. Prepaid expense mainly consists of prepaid insurance expense.

4.6. Income tax

4.6.1. Income tax reconciliation

The table below shows a reconciliation between the product of loss before tax multiplied by the Company's applicable tax rate and current income taxes recognized in profit or loss.

InflaRx Group	2021	2020	2019
		(in €)
Loss for the period (accounting profit before income tax)	(45,630,059)	(33,983,614)	(53,254,817)
Tax rate	28.5%	28.7%	29.6%
Tax benefits at tax rate	13,001,984	9,761,910	15,815,083
Tax losses for which no deferred tax asset was recognized	(13,001,984)	(9,761,910)	(15,815,083)
Income tax	—	—	—

The tax rate applied above represents the weighted average of the statutory tax rates in Germany and the USA. In Germany, InflaRx N.V. and its German subsidiary InflaRx GmbH are subject to corporate income tax (2021/2020/2019: 15%), a solidarity surcharge (2021/2020/2019: 0.8%) and trade taxes (2021: 12.8%, 2020: 13.0%, 2019: 13.9%). This equals an average total tax rate of 28.6% in 2021 (2020:28.9% 2019: 29.7%). InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, USA is subject to an average total tax rate of 25.74% in 2021 (2020 and 2019: 27.0%), which is made up of U.S. federal tax (2021, 2020, 2019: 21%) and state tax of 4.74% in 2021 (2020, 2019: 6%).

4.6.2. Tax losses carried forward

The Group has total tax loss carryforwards of €186.9 million (2020: €147.7 million) from three areas that cannot be utilized outside these areas:

•	As of December 31, 2021 the Group has €141,965,443 (2020: €107,188,000) of unrecognized and unused tax losses carried forward attributable to the tax group formed by InflaRx N.V. since 2018; these tax losses do not expire and may not be used to offset taxable income elsewhere in the Group. Since January 1, 2018, InflaRx GmbH has distributed its losses to the parent Company InflaRx N.V. under a profit and loss transfer agreement. This tax group was formed in Germany and is subject to German tax legislation.

•	Tax losses of InflaRx GmbH until December 31, 2017 (€34,787,000) are frozen from 2018 onwards due to the tax group with InflaRx N.V. Those losses of InflaRx GmbH do not expire and may be used to offset future taxable income of InflaRx GmbH only.

•

In addition, the Group still has tax loss carryforwards of $11,510,188 or €10,162,624 (2020: $6,965,000 or €5,675,984) from the operations of InflaRx Pharmaceutical Inc. which can also only be utilized there, generally do not expire, but are generally limited to 80% of taxable income.

As of December 31, 2021, 2020 and 2019, no deferred tax assets were recognized for the carryforward of unused tax losses.

4.6.3. Current income tax receivable

Current income tax receivable includes tax claims because of income tax withheld on interest income earned by the Group on the financial assets (2021: €812,689, 2020: €1,026,494). The Company is reimbursed for the payments after filing a tax return.

4.7. Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and short-term deposits included in cash equivalents, held by the Group as at December 31, 2021 and December 31, 2020:

Financial assets and financial liabilities	December 31, 2021	December 31, 2020
	(in €)
Financial assets at amortized cost
Non-current financial assets	27,206,990	272,268
Current financial assets	57,162,266	47,138,738
Financial liabilities at amortized cost
Trade and other payables	16,874,244	8,258,133

The fair value of current and non-current financial assets amounted to €84,376 thousand (level 1; 2020: €47,392 thousand). The Group’s financial assets at amortized cost consist mainly of quoted debt securities with fixed interest rates that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

The maturities of all securities held as of December 31, 2021 are between two and sixteen months (2020: between two and eleven months); they bear nominal fixed interest in the range of 0.0% to 7.8750% (2020: 1.4% to 3.1%).

4.8. Cash and cash equivalents

Cash and cash equivalents	December 31, 2021	December 31, 2020
	(in €)
Short-term deposits
Deposits held in U.S. dollars (3 months original maturity and less)	12,584,892	22,616,767
Deposits held in Euro (3 months original maturity and less)	—	1,800,000
Total	12,584,892	24,416,767
Cash at banks
Cash held in U.S. dollars	7,612,467	1,189,126
Cash held in U.S. Euro	6,052,636	362,788
Total	13,665,103	1,551,914
Total cash and cash equivalents	26,249,995	25,968,681

4.9. Equity

4.9.1. Issued capital

As of December 31, 2021, the issued capital of the Company is divided into 44,203,763 common shares (2020: 28,228,415). The nominal value per share is €0.12. All shares issued are fully paid and have the same rights on the distribution of dividends and the repayment of capital.

On July 8, 2020, the Company filed a Form F-3 (Registration Statement) with the United States Securities and Exchange Commission (SEC) with respect to the offer and sale of securities of the Company. The Company also filed with the SEC a prospectus supplement (Prospectus Supplement) relating to an at-the-market program providing for the sale of up to $50,000,000 of its common shares over time pursuant a Sales Agreement with SVB Leerink LLC. As of December 31, 2020, the Company had issued 1,958,186 common shares resulting in €9.0 million in net proceeds to the Company.

During the fiscal year 2021, the Company issued 610,022 common shares under its at-the-market program resulting in €2.8 million in net proceeds. Following these and previous issuances under this program, the remaining value authorized for sale under the Sales Agreement amounts to $35.2 million as of December 31, 2021.

On February 25, 2021, the Company sold an aggregate of 15,000,000 common shares through a public offering. The common shares were sold at a price of $5.00 per share and have a nominal value of €0.12 per share. For each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80. The shares and warrants were issued and the transaction closed on March 1, 2021 with gross offering proceeds to the Group from this offering of $75.0 million (€62.2 million), before deducting $4.5 million (€3.7 million) in underwriting discounts and other offering expenses of $0.4 million (€0.3 million). The warrants were exercisable immediately and expired on March 1, 2022. No warrants were exercised.

4.9.2. Authorized capital

According to the articles of association of the Company, up to 110,000,000 ordinary shares and up to 110,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

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

For the year ended December 31, 2021, the Company expensed €60,000 of ongoing costs to reimburse expenses incurred by the protective foundation.

4.9.3. Nature and purpose of equity reserves

In addition to the issued capital, the Company discloses the following other reserves:

•	Share premium records the amounts paid in upon issuance of common shares in excess of nominal value of €0.12 per share, net of related transaction costs.

•	The other capital reserves include the expense resulting from the issue of share options.

•	Accumulated deficit includes the losses of previous reporting periods.

•	Other components of equity exclusively include currency reserves from the conversion of financial statements in foreign currencies

4.10. Trade and other payables

Trade and other Payables	December 31, 2021	December 31, 2020
	(in €)
Accrued liabilities from R&D projects	5,924,720	5,250,654
Accounts payable	1,685,037	1,741,251
Other accrued liabilities and payables	964,486	1,266,228
Total trade and other payables	8,574,243	8,258,133

Accrued liabilities from R&D projects include services from the Company’s ongoing projects that have not yet been invoiced to the Company as of the reporting date.

4.11.Liabilities from government grants received

As of December 31, 2021, Liabilities from government grants received amounts to €8.3 million (2020: Nil) and is comprised of payments received from the agency managing the BMBF grant prior to year-end against which costs have not yet been incurred or eligibility of costs incurred as of December 31, 2021 remains uncertain.

5. Risk

5.1. Financial risk management

5.1.1. Financial risk management objectives and policies

The Group’s financial risks are predominantly controlled by central treasury activities under an investment policy approved by the Board of Directors on December 15, 2021. Those treasury activities identify, evaluate and manage financial risks consistent with the Group’s operating needs. The board provides policies for overall risk management, covering specific areas, such as foreign exchange risk and credit risk. The Company does not intend to use derivative financial instruments because the Group’s future risk exposures cannot be reliably forecasted (volume of business activity, liquidity needs, foreign exchange exposure).

Hedging is not applied as most of the business activity is intended to be executed in U.S. Dollars and paid with the U.S. Dollars funds raised in public offerings. The foreign exchange exposure from costs incurred in currencies other than Euro is deemed immaterial.

The Group’s principal financial assets comprise quoted debt securities with highly credit ratings. Besides these financial assets, the Group has significant cash and cash equivalents. The Group’s principal financial liabilities comprise trade and other payables. The main purpose of these financial assets, cash/cash equivalents and liabilities are to finance the Group’s development activities.

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

5.1.2. Market risk

Market risk is the risk that changes in market prices (e.g., due to foreign exchange rates) will affect the Group’s income, expenses or the value of its holdings of financial instruments. The objective of market risk management is to identify, manage and control market risk exposures within acceptable parameters.

Foreign exchange risk arises when commercial transactions or recognized assets or liabilities are denominated in a currency that is not an entity’s functional currency. The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which costs and purchases are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the U.S. dollars and Euro. The currencies in which these transactions and financial assets are primarily denominated are U.S. dollars and Euro. The Group is exposed to the exchange rate between the Euro and the U.S. dollars. Due to the Company’s various registered offerings of common shares in US dollars, the Group has significant cash and cash equivalents in U.S. dollars. Currently the Group does not hedge U.S. dollars but intends to achieve a natural hedge by contracting suppliers in U.S. dollars in the future. In 2021, the Group recognized significant foreign exchange gains and losses as the natural hedge is not yet achieved and the functional currency for InflaRx GmbH is Euro.

The Group is primarily exposed to changes in U.S. dollar to Euro exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments at InflaRx GmbH.

In 2021, if the Euro had weakened/strengthened by 10% against the U.S. dollar with all other variables held constant, the Group’s loss would have been €1 million higher/€2 million lower, mainly as a result of foreign exchange on translation of U.S. dollar-denominated assets of InflaRx GmbH.

Cash, cash equivalents and financial assets denominated in USD of InflaRx GmbH	December 31, 2021	December 31, 2020
	(in €)	(in €)
Current financial assets (securities and accrued interest)	4,014,861	8,333,240
Cash and cash equivalents	10,550,217	22,530,687
Total assets exposed to the risk	14,565,078	30,863,927
Conversion rate EUR/USD at reporting date 1/1.1326

Sensitivity analysis:	Conversion rate	Profit/(loss)	carrying amount
		(in €)
Euro weakens against U.S. dollars	1.2459	(1,324,098)	13,240,980
Euro strengths against U.S. dollars	1.0193	1,618,342	16,183,420

Based on the exchange rate fluctuations from the last three years, the Company expects that exchange rate fluctuations of the Euro to the U.S. dollar between 1.0193 and 1.2459.2459 could be reasonably possible. Compared to the exchange rate on the statement of financial position date (EUR/USD at reporting date is 1/1.1326), these rates could have a material impact on the Company’s total loss of the period.

5.1.3. Credit risk

Credit risk is the risk that a counterparty will not meet its obligations leading to a financial loss for the Company. The Company is exposed to credit risk mainly from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Credit risk from balances with banks and financial institutions is managed by the Company in accordance with the Company’s investment policy. Investment of financial resources which are currently not used to fund R&D or G&A activities, are made only with counterparties within the credit limits approved by the investment policy. For investments in Euro or USD debt securities, a BBB+ to AAA credit rating is required Complex financial products as well as other investments denominated in currencies other than USD or Euro are not permitted by the investment policy. Counterparty credit limits and the investment policy are discussed with the Company’s Audit Committee on an annual basis and may be updated throughout the year subject to approval of the Company’s Audit Committee. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through a counterparty’s potential failure to make payments.

The maximum exposure to counterparty credit risk is €110.6 million at December 31, 2021 (December 31, 2020: €81.4 million). This amount equals the carrying amount at year end of cash and cash equivalents (2021: €26.2 million; 2020: €26.0 million) and financial assets (2021: €84.4 million; 2020: €55.4 million).

5.1.4. Liquidity risk

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

The Group has raised significant funding from various registered offerings that it estimates will enable the Group to fund operating expenses and capital expenditure requirements for at least 24 months from December 31, 2021. The Group expects to require additional funding to continue to advance the development of product candidates. In the event regulatory approval is received and the Company implements a strategy to commercialize the products itself, the Group would require additional capital.

In 2021, as a result of the BMBF agreements (see Notes 2.2…13.4.) the Company has received significant advance payments which contribute to its financing of its operations. Such funds are to be used for finalizing InflaRx’s COVID-19 clinical research and development program and, if successful, transfer the manufacturing process from China to Germany to ensure future security of supply in Germany.

At the end of the reporting period, the Group held the following deposits that are expected to readily generate cash inflows to meet the outstanding financial commitments.

Liquidity	December 31, 2021	December 31, 2020
	(in €)
Short-term deposits	12,584,892	24,416,767
Cash at banks	13,665,103	1,551,914
Marketable Securities (current and non-current)	83,709,248	54,752,700
Other (non-current portion)	272,581	272,268
Other (current)	387,449	409,333
Total funds available	110,619,273	81,402,982

As of December 31, 2021, we have received €8.3 million in cash from the German Federal Government grant; which is presented in "Liabilities from government grant received"; our right to retain these funds is contingent on meeting all grant conditions.

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

6. Commitments

6.1. Operating contracts or services

The Group enters into contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services. These contracts can usually be terminated with 30 to 180 days' notice. In addition to this minimum duration, these contracts require full payment for services already rendered.

During 2021, the Group did not have any commitments to purchase property, plant and equipment or patents and trademarks (respectively nil in 2020).

6.2. Lease obligations

The maturity analysis of lease liabilities is disclosed in the following table:

Maturity analysis for capitalized leases in 2021	Contractual minimum lease obligations	Effect of discounting	Lease liabilities
		(in €)
Within one year	383,259	17,087	366,171
After one year but not more than five years	994,716	29,313	965,403
More than five years	101,280	329	100,951
Total	1,479,254	46,729	1,432,525

Maturity analysis for all lease obligations in 2021	Total	Low value leases	Short-term leases	Capitalized leases
		(in €)
Within one year	389,520	6,261	—	383,259
After one year but not more than five years	1,005,938	11,223	—	994,716
More than five years	101,280	—	—	101,280
Total	1,496,738	17,484	—	1,479,254

Anticipated future lease expenses were converted with the exchange rate as of December 31, 2021, 1 Euro = 1.1326 USD.

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

All operational activities are conducted in Germany and the United States. No revenues were generated in 2021, 2020 and 2019. The geographic location of the Group’s non-current assets are as follows:

•	December 31, 2021: €29,261 thousand in Germany and €200 thousand in the United States,

•	December 31, 2020: €1,712 thousand in Germany and €219 thousand in the United States.

None of the non-current assets are in the country where the Company is incorporated (the Netherlands).

7.2. Related party transactions

The compensation of the Group’s executive management comprises the following for the twelve months ending December 31:

Board Compensation	2021	2020	2019
		(in €)
Executive Management
Short-term employee benefits	2,817,792	1,995,292	2,793,529
Share-based payments	3,347,203	1,139,286	5,218,324
Total	6,164,995	3,134,578	8,011,853
Non-executive Board of Directors
Short-term employee benefits	271,248	283,127	269,031
Share-based payments	488,937	69,938	710,611
Total	760,185	353,065	979,642
Total Compensation	6,925,180	3,487,643	8,991,495

Executive Management comprises Executive Directors of the Board and members from the C-Level of the Company.

The table above discloses short-term employee benefits that were contractually agreed for the board and executive management. As of December 31, 2021, €959,799 were not paid but accrued (2020: €1,152,416) for executive management and €225,146 (2020: €209,990) for non-executive members of the Board of Directors.

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

7.3. COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019 has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closure of borders and requiring maintenance of physical distance between individuals. During the year 2021, the Company's employees have continued to be able to work from their home and partially return to the Company’s offices. Our service providers also resumed full operations in 2021.

The Phase III part of the Group’s global Phase II/III trial evaluating vilobelimab in mechanically ventilated patients with COVID-19 was initiated in mid-September 2020, and recruitment has finished, enrolling 369 patients with sites initiated across several countries, including the EU, South America and other regions. An interim analysis by an independent data monitoring committee took place in July 2021 in which the data of the first 180 patients evaluable for the 28-day mortality endpoint that completed the study was analyzed and led to the recommendation to continue the study as planned. Topline data at the 28-day mortality primary endpoint are expected to be available in the first quarter of 2022. On October 19, 2021, InflaRx announced that it was awarded a grant of up to €43.7 million from the German Ministry of Education and Research and the German Ministry of Health to support the Company’s development of vilobelimab for the treatment for severe COVID-19 patients (see Note 2.2.5 for additional information regarding this grant).

7.4. Significant events after the reporting date

7.4.1. Warrant program 2021

On February 25, 2021, the Company sold an aggregate of 15,000,000 common shares through a public offering. The common shares were sold at a price of $5.00 per share. For each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80.The warrants were exercisable immediately and expired on March 1, 2022.

