Form 20-F
period 2024-12-31
InflaRx N.V.
filed 2025-03-20
CIK 1708688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE  ACT OF 1934

For the fiscal year ended December 31, 2024

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

The number of outstanding ordinary shares as of December 31, 2024 was 59,351,710.

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

In this Annual Report, unless otherwise indicated, translations from U.S. dollars to Euros (and vice versa) relating to payments made on or before December 31, 2024 were made at the rate in effect at the time of the relevant payment.

The terms “$” or “dollar” refer to U.S. dollars, and the terms “€” or “Euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

Industry and other data

We obtained the industry, statistical and market data in this Annual Report from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. All of the market data used in this Annual Report involves a number of assumptions and limitations. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “ITEM 3. KEY INFORMATION — D. Risk factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this Annual Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

●	our ability to successfully secure distribution channels and commercialize GOHIBIC (vilobelimab) as a treatment for COVID-19 patients and the receptiveness of our ability to positively influence treatment recommendations by U.S. and European hospitals, guideline bodies and other third-party organizations;

●	our expectations regarding the size of the patient populations for, market opportunity for, coverage and reimbursement for, estimated returns and return accruals for, and clinical utility of GOHIBIC (vilobelimab) in its approved or authorized indication or for vilobelimab and any other product candidates, under the Emergency Use Authorization, or EUA, market authorization, or Market Authorization, and in the future if approved for commercial use in the United States, Europe or elsewhere;

●	our ability to successfully implement The InflaRx Commitment Program, the success of our future clinical trials for vilobelimab’s treatment of other debilitating or life-threatening inflammatory indications, including acute respiratory distress syndrome, or ARDS, pyoderma gangrenosum, or PG, and any other product candidates, including INF904, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials;

●	the timing, progress and results of preclinical studies and clinical trials of vilobelimab, INF904 and any other product candidates, including for the development of vilobelimab in several indications, including to obtain full approval of GOHIBIC (vilobelimab) for COVID-19 and other virally induced ARDS, to treat PG, hidradenitis suppurativa, or HS, and chronic spontaneous urticaria, or CSU, and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

●	our interactions with and the receptiveness and approval by regulators regarding the results of clinical trials and potential regulatory approval or authorization pathways, including our biologics license application submission, or BLA, for GOHIBIC (vilobelimab);

●	the timing and outcome of any discussions or submission of filings for regulatory approval or authorization of vilobelimab, INF904 or any other product candidate, and the timing of and our ability to obtain and maintain full regulatory approval, the EUA and/or Market Authorization of vilobelimab or GOHIBIC (vilobelimab) for any indication;

●	our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

●	our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, INF904 and any other product candidates, and the scope of such protection;

●	whether the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or EMA, or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

●	the success of our future clinical trials for vilobelimab, INF904 and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

●	our expectations regarding the size of the patient populations for, the market opportunity for, the medical need for and clinical utility of vilobelimab, INF904 or any other product candidates, if approved or authorized for commercial use;

●	our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab) in the U.S. and Europe;

●	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

●	our expectations regarding the scope of any approved indication for vilobelimab;

●	our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if, approved or authorized, any commercial sales;

●	if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory overview;

v

●	our ability to comply with enacted and future legislation in seeking marketing approval or authorization and commercialization;

●	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

●	our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors and other therapeutic products being developed in similar medical conditions in which vilobelimab, INF904 or any other of our product candidates is being developed or our industry; and

●	other risk factors discussed herein under “Risk Factors” or incorporated herein by reference.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. KEY INFORMATION: — D. Risk factors.” section of this Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the U.S. Securities and Exchange Commission, or the SEC, after the date of this Annual Report.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

Risks related to our financial position and need for additional capital

●	Risk of never achieving or maintaining profitability and of investors losing their entire investment

●	Risk related to not obtaining additional funding and risk of delay, reduction or elimination of product discovery and development programs or commercialization efforts

●	Risks related to limited operating history and history of commercializing pharmaceutical products

●	Risk related to grants funded by the German federal government

Risks related to the discovery, development, manufacturing and commercialization of our product candidates

●	Risk related to the discovery, development and commercialization of our product candidates

●	Risk related to our dependence on the success of our product candidates, including our lead product candidate, vilobelimab

●	Risk related to regulatory oversight over GOHIBIC (vilobelimab) for which we received the EUA in the United States and market authorization in Europe, which may lead to a withdrawal or revocation of the granted EUA or market authorization

●	Risk related to possible occurrence of clinical failure at any stage of clinical development

●	Risk of failing to maintain compliance with FDA requirements and/or remain in alignment with FDA feedback, which may prevent or delay the development, marketing or manufacturing of vilobelimab for the treatment of critically ill COVID-19 patients and, potentially, of vilobelimab in ulcerative PG

●	Risk of incurring additional significant expenses in connection with ongoing regulatory obligations and continued regulatory review of GOHIBIC (vilobelimab) and any other product candidates for which we receive or have received approval, including the EUA in the U.S. and market authorization in Europe

●	Risk of incurring additional costs or experience delays in completing, or ultimately being unable to complete, the development and commercialization of product candidates, if clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA and other regulators

●	Risk if our product candidates cause or are perceived to cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any

Risks related to our dependence on third parties

●	Risk of reliance on third parties to conduct our clinical trials

●	Risk of dependence on third-party manufacturers and suppliers and maintaining key manufacturing relationships

●	Risk related to the process of manufacturing biologics, such as vilobelimab, that is extremely susceptible to product loss

●	Risk regarding the manufacturing process due to product risk and quality controls

●	Risk that, if our third-party manufacturers are unable to increase the scale of their production of our product candidates and increase their product yield, our manufacturing costs may increase and product commercialization may be delayed

●	Risk that, if we are unable to establish collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans

Risks related to our intellectual property

●	Risks related to our dependence on our ability to obtain, maintain, protect, defend and enforce patent, trade secret and other intellectual property protection

●	Risks related to our patents covering our proprietary anti-C5a and anti C5aR technologies that may be subject to challenge, narrowing, circumvention and invalidation by third parties

●	Risks related to uncertainty that we were the first to make the anti-C5a and anti-C5aR technologies claimed in our patents or patent applications or that we were the first to file for patent protection

●	Risks related to patent application process and obtaining patents for which we have applied

Risks related to employee matters and managing growth

●	Risk of having a limited number of employees to manage and operate our business

●	Risk of depending heavily on certain of our executive officers and directors

●	Risk of disruption to our business as a result of managing growth in business operations and number of personnel

●	Risk of liability to our business by improper activities of our employees and third-party contractors

Risks related to our ordinary shares and our status as a public company

●	Risks related to the trading price of our ordinary shares, that has been and may in the future be highly volatile

●	Risk associated with being a foreign private issuer and not being subject to U.S. proxy rules, following home country governance practices rather than the Nasdaq listing requirements

●	Risk related to us not anticipating paying any cash dividends on our share capital in the foreseeable future.

General risk factors

●	Risk of business impact resulting out of financial markets, changes to political and regulatory policies and economic conditions generally

●	Risk of legal, regulatory or market measures to address environmental objectives

●	Risks of dilution to shareholders through raising capital, risk of restriction and/or relinquishment to rights to technologies and product candidates

●	Risk of facing substantial competition

●	Risk of product liability lawsuits

●	Risks of damage and disruption to our business through cyber-attacks and failure of telecommunication and information technology equipment

Risks related to our financial position and need for additional capital

We have a history of significant operating losses and expect to incur significant and increasing losses for the foreseeable future; we may never achieve or maintain profitability and investors may lose their entire investment

We incurred net losses of €46.1 million, €42.7 million and €29.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. In addition, our accumulated deficit as of December 31, 2024 was €332.2 million.

We expect our net losses to increase as we advance vilobelimab and other product candidates into additional clinical trials, as well as larger and later-stage clinical trials. Further, we expect our net losses to increase as we advance the implementation of commercialization of GOHIBIC (vilobelimab) in the United States under the EUA and in the European Union under the marketing authorization while investing in start-up commercialization and marketing activities. To date, we have not commercialized any products other than for GOHIBIC (vilobelimab) for the treatment of severe COVID-19 or generated any meaningful revenues from the sale of products other than limited initial sales of GOHIBIC (vilobelimab) and absent the realization of sufficient revenues from product sales, we may never attain profitability. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies, clinical trials and manufacturing development. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

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

We will need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or discontinue our product discovery and development programs or commercialization efforts

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. For example, for the years ended December 31, 2024 and December 31, 2023, we used €48.6 million and €37.8 million, respectively, in net cash for our operating activities, most of which were related to research and development activities. We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for, establish robust manufacturing processes for, establish comprehensive commercialization and marketing processes and seek marketing authorization or approval for, our current product candidates or any future product candidates, including those that we may acquire. In particular, we will incur significant expenses as we conduct our planned clinical trial program and initiate new research and preclinical development efforts. In addition, after obtaining the EUA and market authorization for GOHIBIC (vilobelimab) in the United States and Europe, respectively and if we obtain marketing approval for any of our product candidates, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. Furthermore, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

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

We have a limited operating history and history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability

We commenced operations in 2008. Our operations to date have been limited to establishing our Company, raising capital, developing our proprietary anti-C5a and anti-C5aR technologies, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, vilobelimab and establishing a commercial scale manufacturing process for vilobelimab. In April 2023, we received the EUA for GOHIBIC (vilobelimab) for the treatment of certain critically ill COVID-19 patients by the FDA. In January 2025, we received market authorization for GOHIBIC (vilobelimab) for use und exceptional circumstances by the European Commission following a positive opinion from the Committee for Medicinal Products for Human Use, or CHMP, recommending the marketing authorization. We have just started to arrange for third parties to manufacture and distribute our product at small commercial scale on our behalf. However, we have not yet demonstrated an ability to obtain full marketing approvals or conduct sales and marketing activities at large scale as necessary for successful product commercialization. Also, we are still in early stages of clinical development with our other product candidates. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

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

We may be subject to risks in relation to financial grants received by the German federal government, which may result in the partial repayment of such grants

The research allowance act (Forschungszulagengesetz, or FZulG) in Germany is a law designed to promote research and development, or R&D, activities within companies by offering them tax incentives. Specifically, it allows businesses to claim a tax credit for eligible R&D expenditures. The tax authorities verify whether the company’s R&D activities meet the criteria for the tax credit, and whether the expenses were appropriately documented. If the eligibility requirements are met, the determined research allowance (Forschungszulage) is offset against the tax liability of the eligible company or - if the research allowance exceeds this tax liability - paid out. The research allowance according to the research allowance act is funded by the German government, specifically through the Federal Ministry of Education and Research, or BMBF, and managed by the research allowance office (Forschungszulagenstelle) within the federal central tax office (Bundeszentralamt für Steuern, or BZSt).

In 2024, upon qualifying for an allowance under the German Research Allowance Act, we recognized €5.1 million in income relating to expenses, eligible for reimbursement, which were incurred in the years 2020 to 2024. We are able to claim amounts only for activities that have not previously been subject to grants and subsidies by the German or European governments and all of their grant awarding agencies. The grant allowance period will end in 2027, and we might become subject to future audits by financial oversight authorities of the German federal government.

Outside of the research allowance under the FZulG, the clinical Phase 3 study of vilobelimab in critically ill COVID-19 patients and certain manufacturing development related activities of our product candidate vilobelimab were partly funded by the German federal government through a grant awarded to us in October 2021. The grant was structured as a reimbursement of 80% of certain pre-specified expenses related to the clinical development and manufacturing of vilobelimab. The grant period ended on June 30, 2023, as planned. In total, throughout the duration of the grant period and up to the date hereof, we received a total amount of €33.3 million. We might be subject to future audits by financial oversight authorities of the German federal government or European regulatory bodies and a failure to pass these audits in case the authorities identify non-adherence to all grant conditions could potentially lead to a retroactive revocation of parts of the funds awarded by the grant.

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

1.	Risks related to the discovery, development, manufacturing and commercialization of our product candidates

We are at a clinical development stage in our development efforts, our approach of targeting C5a or C5aR inhibition is novel and we may not be able to successfully develop and commercialize any product candidates

Vilobelimab is a novel therapeutic antibody and its potential therapeutic benefit is unproven, and C5a or C5aR inhibition to treat complement-mediated autoimmune and inflammatory diseases has only been partly validated. We have not yet succeeded and may never succeed in demonstrating efficacy and safety for vilobelimab in pivotal clinical trials or in obtaining marketing approval thereafter for severe COVID-19 or any other indication. The aforementioned continues to be true, although GOHIBIC (vilobelimab) has been granted the EUA by the FDA for the treatment of coronavirus disease 19, or COVID-19, in hospitalized adults when initiated within 48 hours of receiving invasive mechanical ventilation, or IMV, or extracorporeal membrane oxygenation, or ECMO; and has been granted marketing authorization by the European Commission, or EC, under exceptional circumstances for GOHIBIC (vilobelimab) for the treatment of adult patients with SARS-CoV-2-induced ARDS, who are receiving systemic corticosteroids as part of standard of care and IMV (with or without ECMO). If we are unsuccessful in our development efforts, we may not be able to advance the development of our product candidates, commercialize products, raise capital, expand our business, or continue our operations.

We depend on the success of our product candidates, including our lead product candidate, vilobelimab, and if we are unable to obtain approval for and commercialize our product candidates for one or more indications in a timely manner, our business will be materially harmed

Our success depends on our ability to timely complete clinical trials and obtain marketing authorization or approval for, and then successfully commercialize, our product candidates, including our lead product candidate, vilobelimab, for one or more indications. Our product candidates will require additional clinical development, preclinical and manufacturing development activities, marketing approval from government regulators, commercial manufacturing, substantial investment, and significant marketing efforts before we generate any revenue from product sales. We are not permitted to market or promote any product candidates in a jurisdiction before receiving marketing authorization or approval from the relevant regulatory authority, including the FDA for marketing in the United States and EMA for marketing in Europe, and we may never receive such marketing approvals or marketing authorizations beyond the EUA and market authorization for GOHIBIC (vilobelimab) granted by the FDA in April 2023 and the EC in January 2025, respectively. The success of our product candidates will depend on numerous factors, including:

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

Additionally, we cannot be sure that we can obtain necessary regulatory authorizations or approvals on a timely basis, if at all, for any of the products we are developing or manufacturing or that we can maintain necessary regulatory authorizations or approvals for our existing products, and all of the following could have a material adverse effect on our business:

●	significant delays in obtaining or failing to obtain required authorizations approvals;

●	loss of, or changes to, previously obtained authorizations or approvals;

●	failure to comply with existing or future regulatory requirements; and

●	changes to manufacturing processes or manufacturing process standards following authorization or approval, or changing interpretations of these factors.

Many of such factors remain outside of our control, and if we are unable to achieve one or more of the objectives set forth above, our business will be materially harmed.

GOHIBIC (vilobelimab) for which we received the EUA is subject to continuing regulatory oversight, which might lead to a withdrawal or revocation of the granted EUA, if the FDA considers the underlying requirements or conditions for the EUA not to be given anymore. We may incur significant losses including loss of reputation, if the EUA for GOHIBIC (vilobelimab) is withdrawn or revoked by the FDA

GOHIBIC (vilobelimab) for which we received the EUA for the treatment of COVID-19 in certain hospitalized adult patients, pursuant to Section 564 of the Federal Food, Drug, and Cosmetic Act (the Act) (21 U.S.C. §360bbb-3) is subject to continuing regulatory oversight, including the determination and verification of underlying requirements such as a public health emergency, or a significant potential for a public health emergency, that affects, or has a significant potential to affect, national security or the health and security of United States citizens living abroad, and that involves the virus that causes COVID-19. The granted EUA will be effective until the declaration that circumstances exist justifying the authorization of the emergency use of drugs and biological products during the COVID-19 pandemic is terminated under Section 564(b)(2) of the Act or the EUA is revoked under Section 564(g) of the Act. If the conditions or requirements for granting the EUA cease to be apparent in the future, or if reported drug safety events lead to a new situation in determining the overall pharmacovigilance of vilobelimab, the FDA may suspend, withdraw or revoke the granted EUA. Any of these events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Clinical failure may occur at any stage of clinical development, and the results of our clinical trials may not support our proposed indications for our product candidates

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and preclinical testing. Moreover, success in clinical trials in a particular indication does not ensure that a product candidate will be successful in other indications, even for the same underlying disease. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after promising results in earlier preclinical studies or clinical trials or successful later-stage trials in other related indications, including in the context of controlling complement activation through C5 and C5a or C5aR inhibition. For example, while others in our industry have attempted to develop C5a-specific antibodies, there is no approved therapy inhibiting C5a. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events as well as lack of efficacy and patient benefit as reported by clinical trial investigators. In particular, development of antibodies that target C5a rather than C5 to control complement activation is comparatively novel, and there is no approved therapy specifically targeting C5a. As a result, inhibition of C5a rather than C5, which blocks signaling to the two receptors C5aR and C5L2, may have unforeseen consequences or negative results that may lead to clinical failure or withdrawal in later stages of our product candidate development. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and initial clinical trials for a variety of reasons, including differences in patient populations, changes in trial protocols and complexities of larger, multi-center trials among others. We may fail to complete clinical trials and/or to meet predetermined endpoints in the clinical trials, which may cause us to abandon a product candidate or an indication and may delay development of any other product candidates. Any delay in, or termination of, our clinical trials will delay the submission of the Biologics License Application, or BLA, the New Drug Application, or NDA to the FDA, the Marketing Authorization Application, or MAA to the EMA or other similar applications with other relevant foreign regulatory authorities and, ultimately, our ability to commercialize any of our product candidates and generate revenue.

Failure to maintain compliance with FDA requirements and/or remain in alignment with FDA feedback may prevent or delay the development, marketing or manufacturing of vilobelimab for the treatment of critically ill COVID-19 patients or patients with SARS-CoV-2-induced ARDS and, potentially, of vilobelimab in ulcerative PG

Our manufacturing and laboratory facilities are periodically subject to inspection by the FDA and other governmental agencies to ensure they meet production and quality requirements. Operations at these facilities could be interrupted or halted if the FDA or another governmental agency deems the findings of such inspections unsatisfactory. Further, failure to comply with FDA or other regulatory requirements regarding the development, marketing, promotion, manufacturing and distribution of vilobelimab could result in fines, unanticipated compliance expenditures, recall or seizures of our products, total or partial suspension of production or distribution, restrictions on labeling and promotion, termination of ongoing research, disqualification of data for submission to regulatory authorities, enforcement actions, injunctions and criminal prosecution. If we do not meet applicable regulatory or quality standards, our products may be subject to recall, and under certain circumstances, we may be required to notify applicable regulatory authorities about a recall.

GOHIBIC (vilobelimab) and any other product candidates for which we receive approval or the EUA are subject to continuing regulatory oversight, and we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. We may be subject to penalties if we fail to comply with regulatory requirements

GOHIBIC (vilobelimab) and any other product candidates for which we received or might receive approval or the EUA are subject to continuing regulatory oversight, including the review of promotional materials and additional safety information, and the applicable regulatory authority may still impose significant restrictions on the indicated uses or marketing of our product or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws. In other countries, advertising and promotional material may be subject to similar rules. If we fail to comply with applicable regulatory requirements following authorization or approval of any of our product candidates, a regulatory agency may:

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

If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA and other regulators, we, or any future collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates

We, and any future collaborators, are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval or an EUA from the FDA. Foreign regulatory authorities, such as the EMA, impose similar requirements in their respective markets as well. We, and any future collaborators, must complete extensive preclinical development and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals.

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

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or any future collaborators and impair our ability to generate revenue from product sales, regulatory and commercialization milestones and royalties. Moreover, if we or any future collaborators are required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, if we or they are unable to successfully complete clinical trials of our product candidates or other testing or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with our product candidates, we or any future collaborators may:

●	incur additional unplanned costs, including costs relating to additional required clinical trials or preclinical testing;

●	be delayed in obtaining marketing approval for vilobelimab or any of our other product candidates;

●	not obtain marketing approval at all or the withdrawal or revocation of the EUA by the FDA or the European marketing authorization by responsible European regulatory authorities;

●	obtain approval for indications or patient populations that are not as broad as intended or desired;

●	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

●	be subject to additional post-marketing testing or other requirements; or

●	be required to remove the product from the market after obtaining marketing approval or the EUA.

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

Even if we complete the necessary preclinical studies and clinical trials for vilobelimab and any other product candidates, the marketing approval process including the EUA and European marketing authorization process is expensive, time consuming and uncertain and may prevent us or any future collaborators from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we, or any future collaborators, will obtain marketing authorization or approval to commercialize a product candidate

The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We, and any future collaborators, are not permitted to market our product candidates in the United States or in other countries until we, or they, receive approval of a BLA or the EUA from the FDA or marketing approval from applicable regulatory authorities in other countries. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any product candidate in the United States or in any other jurisdiction. We have limited experience in conducting and managing the clinical trials necessary to obtain marketing approvals, including FDA approval of a BLA or EUA. Further, there is no prior history of regulatory approval for product candidates targeting C5a inhibition.

The process of obtaining marketing authorizations or approvals, both in the United States and elsewhere is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval, including the EUA, requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval, including the EUA, also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions. Any marketing approval, including the EUA, we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. For example, the EUA for the GOHIBIC (vilobelimab) has been granted for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving IMV or ECMO. In addition, the EC has granted marketing authorization under exceptional circumstances for GOHIBIC (vilobelimab) for the treatment of adult patients with SARS-CoV-2-induced ARDS who are receiving systemic corticosteroids as part of standard of care and receiving IMV (with or without ECMO). The FDA, EMA or any comparable foreign regulatory authorities may delay, limit or deny approval of vilobelimab for many reasons, including:

●	we may not be able to demonstrate that vilobelimab is safe and effective as a treatment for our targeted indications, excluding GOHIBIC (vilobelimab) in certain applications for the treatment of COVID-19 in hospitalized adults, to the satisfaction of the FDA, the EMA or certain comparable foreign regulatory agencies;

●	the FDA, EMA or comparable foreign regulatory authorities may require additional activities, clinical trials or non-clinical studies of vilobelimab in addition to those already performed or planned, either before approval or as a post-approval commitment, which would increase our costs and prolong our development time for vilobelimab;

●	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, EMA or comparable foreign regulatory authorities to obtain marketing approval;

●	the FDA, EMA or comparable foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials, including designated clinical endpoints;

●	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

●	the contract research organizations, or CROs, that we retain to conduct clinical trials may take actions outside of our control that materially adversely impact our clinical trials;

●	the FDA, EMA or comparable foreign regulatory authorities may not find the data from preclinical studies and clinical trials sufficient to demonstrate that the clinical and other benefits of vilobelimab and any other product candidates outweigh its safety risks;

●	the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies and clinical trials;

●	the FDA, EMA or comparable foreign regulatory authorities may not accept data generated at clinical trial sites, including for non-compliance with cGCP;

●	if our BLA, when submitted, is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

●	the FDA, EMA or comparable foreign regulatory authorities may require development of a risk evaluation and mitigation strategy, or REMS, as a condition of approval;

●	the FDA, EMA or comparable foreign regulatory authorities may identify deficiencies in the manufacturing processes or facilities of our third-party manufacturers, including non-compliance with current Good Manufacturing Practices, or cGMP; or

●	the FDA, EMA or comparable foreign regulatory authorities may change their respective approval policies or adopt new regulations.

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

Previously, we experienced slower recruitment than anticipated in the clinical trials of vilobelimab in severe COVID 19, PG and cSCC, because of other compounds in clinical development for the same patient population, low disease prevalence, difficulties in diagnosis or due to restrictions at clinical trial sites in light of the COVID-19 pandemic. Further delays in the completion of any clinical trials will increase our costs, slow down our product candidate development and delay or potentially jeopardize our ability to commence marketing and generate revenue. In addition, we may not be able to initiate or continue clinical trials required by the FDA, EMA or other foreign regulatory agencies for vilobelimab or any of our other product candidates that we pursue if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials.

Even if one of our product candidates receives marketing approval, including the EUA, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable

Even if our other product candidates are approved by the appropriate regulatory authorities for marketing and sale or receives the EUA, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. As a general proposition, physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to existing therapies and do not want to switch therapies unless their physicians recommend doing so or they are required to do so due to lack of reimbursement for existing therapies. Further, we may face a lack of acceptance by the physician community of the efficacy of targeting C5a to inhibit terminal complement activation compared to targeting C5, which is well established in clinical practice (such as eculizumab). In addition, vilobelimab may not be accepted by physicians or patients if we cannot demonstrate, or if vilobelimab is perceived as not having, strong duration of effect, including compared to existing treatments. The duration of effect of vilobelimab has only been studied prospectively for durations less than the expected duration of any pivotal Phase 3 clinical trials. It is possible that the effects seen in shorter term clinical trials will not be replicated at later time points or in larger clinical trials. Further, even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA and other regulators, safety concerns in the medical community may hinder market acceptance.

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

If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates

We have limited marketing, sales or distribution capabilities and experience within our organization. If any of our product candidates is authorized or approved, we either have to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize any such candidate, or to outsource this function to a third party. These activities were initiated in 2023 regarding the FDA’s EUA for GOHIBIC (vilobelimab) in the United States. Either of these options would be expensive and time consuming. Some or all of these costs may be incurred in advance of any approval of our product candidates, including our lead candidate vilobelimab. In addition, we may not be able to hire a sales force in the United States, Europe or other target market that is sufficient in size or has adequate expertise in the medical markets that we intend to target. To address these challenges with GOHIBIC (vilobelimab) in Europe, we are pursuing options with regard to product distribution through a commercial partner. These risks may be particularly pronounced due to our focus on severe COVID-19, as well as additional focus on PG, each of which are disease areas with relatively small patient populations. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of vilobelimab and other future product candidates.

With respect to our existing and future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems (such as we are planning with GOHIBIC (vilobelimab) in the European Union), either to augment or to serve as an alternative to our own sales force and distribution systems. Our product revenue may be lower than if we directly marketed or sold any approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third parties, which may not be successful and are generally not within our control. If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize any authorized or approved products. If we are not successful in commercializing any authorized or approved products, our future product revenue will suffer and we may incur significant additional losses.

We may be subject to risks in relation to shelf-life expiration of drug product for GOHIBIC (vilobelimab), including but not limited to substantial write-offs in the balance sheet

Our finished drug product for GOHIBIC (vilobelimab) for use of commercial purposes and/or clinical trials is subject to limited shelf-life periods. If we fail to use such finished drug product for the intended use prior to its shelf-life expiration, such drug product will have to be destroyed accordingly, which might cause additional and substantial costs and expense as well as which might lead to substantial write-offs of destroyed drug product.

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

Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of vilobelimab or any other product candidate we may develop

The risk of failure for vilobelimab and any other product candidates we may develop such as INF904 is high. It is impossible to predict when or if vilobelimab will prove to be effective and safe in humans or will receive full regulatory approval for the treatment of severe COVID-19 in the U.S., for a PG indication, or other indications. Additionally, before regulatory authorities grant marketing approval or an EUA for vilobelimab, for any future indications, or any future product candidate that we seek to develop, we will be required to complete our ongoing extensive clinical trials to demonstrate safety and efficacy in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

We may experience numerous unforeseen events during or as a result of the regulatory authorization and/or approval process that could delay or prevent our ability to receive marketing approval or an EUA from regulators or commercialize vilobelimab or any future product candidate, including:

●	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

●	clinical trials of our product candidates may produce negative or inconclusive results, including failure to demonstrate statistical significance, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

●	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, ethics committees or institutional review boards to suspend or terminate the trials;

●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	regulators, ethics committees or institutional review boards may require that we or our investigators suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks; and

●	regulators or institutional review boards my not authorize us or our investigators to commence a clinical trial or conduct a clinical trail at a prospective trail site.

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

Even if we obtain FDA approval or as we have received market authorization in Europe for vilobelimab or any of our other product candidates, we may never obtain authorization or approval to commercialize our products outside of the United States

In order to market any approved products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. If approved by the relevant governmental authorities, we expect to market vilobelimab for the treatment of COVID-19 and other indications in Europe and jurisdictions outside the United States, in part due to the relatively larger patient population that exists in Europe as compared to that in the United States. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials, which would be costly and time consuming and could delay or prevent introduction of vilobelimab or any of our other product candidates in those countries.

In addition, we expect to be subject to a variety of risks related to operating in other countries if we obtain the necessary approvals, including:

●	differing regulatory requirements in countries outside the United States;

●	the potential for so-called parallel importing (i.e., when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally);

●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	foreign reimbursement, pricing and insurance regimes;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling outside the United States;

●	foreign taxes, including withholding of payroll taxes;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

●	difficulties staffing and managing foreign operations;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

●	challenges enforcing our contractual and intellectual property rights, especially in countries that do not protect intellectual property rights to the same extent as in the United States;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities as well as supply chain disruptions outside the United States; and

●	business interruptions, including as a result of geopolitical uncertainty and instability (including related to the Russia-Ukraine conflict, Hamas-Israel conflict and tensions between China and Taiwan).

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

Even if we, or any future collaborators, obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products, which could impair our ability to generate revenue

Once marketing approval or an EUA has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulations. We, and any future collaborators, must therefore comply with requirements concerning advertising and promotion for any of our product candidates for which we or they obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we and any future collaborators will not be able to promote any products we develop for indications or uses for which they are not approved.

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

The manufacturing processes of GOHIBIC (vilobelimab) is complex. We may encounter manufacturing difficulties, including difficulties related to product storage and shelf-life. Such difficulties could result from the complexities of manufacturing product batches at a larger scale, equipment failure, availability of excipients and other product components/ingredients (including related to choice and quality of raw materials), analytical testing technology and product instability. Specifically, insufficient product stability or shelf-life of GOHIBIC (vilobelimab) or its components could materially limit or delay our or our collaborators’ ability to distribute and commercialize GOHIBIC (vilobelimab) at the current price or at all. Further, if GOHIBIC (vilobelimab) becomes subject to a product recall, including as the result of manufacturing errors, design/labeling defects or other deficiencies, our reputation would be adversely affected.

GOHIBIC (vilobelimab) is a “cold-chain product” that must be shipped and stored at cold temperatures. We could lose supply of GOHIBIC (vilobelimab) due to distribution difficulties, including generally related supply chain management (e.g., shelf-life expiration) and specifically related to shipping and storing GOHBIC (vilobelimab) at cold temperatures. If so, we could incur additional manufacturing costs in order to supply required quantities to U.S. hospitals under the EUA.

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

Any of our product candidates for which we, or any future collaborators, have obtained an EUA, marketing authorization or intend to obtain market approval in the future could be subject to post-marketing restrictions or withdrawal from the market and we, or any future collaborators, may be subject to substantial penalties if we, or they, fail to comply with regulatory requirements or if we, or they, experience unanticipated problems with our products following approval or the EUA

Any of our product candidates for which we, or any future collaborators, obtain marketing approval or the EUA, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such product, among other things, will be subject to ongoing requirements of and review by the FDA, the EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval or the EUA of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a REMS.

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

Our ability to successfully commercialize and generate revenue from sales of GOHIBIC (vilobelimab) is subject to a number of risks that could harm our business, financial condition and operating results

Our ability to successfully commercialize GOHIBIC (vilobelimab) is subject to a number of risks that could impact our business, financial condition and operating results. Specifically, our ability to generate revenue from sales of GOHIBIC (vilobelimab) is uncertain, including due to the market opportunity for, and interest and perception in, GOHIBIC (vilobelimab). In particular, given fluctuations in the number of patients developing severe symptoms from COVID-19 infections, the size of the addressable patient population and, thus, the market opportunity for GOHIBIC (vilobelimab) is uncertain and may shrink over time. In addition, since GOHIBIC (vilobelimab) has been granted an EUA by the FDA, but not a full FDA approval, sales of GOHIBIC (vilobelimab) depend on whether healthcare providers at U.S. hospitals are interested in and receptive to providing GOHIBIC (vilobelimab) as a treatment for COVID-19. Specifically, if GOHIBIC (vilobelimab) is not included in the treatment guidelines issued by medical institutions and other third-party medical/healthcare organizations, such as the NIH or others, or if such institutions and organizations do not recommend GOHIBIC (vilobelimab), hospitals may not be willing to make GOHIBIC (vilobelimab) available for treatment of patients. Ultimately, if we are unable to successfully commercialize and generate revenue from sales of GOHIBIC (vilobelimab), our business, financial condition and operating results could be adversely affected.

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

Our reliance on foreign third-party manufacturers and suppliers increases our risk of obtaining adequate, timely and cost-effective product candidates and products

Foreign manufacturing is subject to a number of risks, including political and economic disruptions, the imposition of tariffs, quotas and other import or export controls, changes in governmental policies and geopolitical uncertainty and instability, which have created market volatility. In particular, we rely on third-party manufacturer located in China and elsewhere for supply of vilobelimab. We outsource all manufacturing of our product candidates and products to third parties while conducting certain quality control tests in-house. The supply chain and manufacturing in China may, also as a result of the global political situation, significantly impact our operations.

We engage a third-party manufacturer located in China for the clinical and commercial supply of the final drug product formulation of vilobelimab. There is no assurance that we would be able to timely secure needed alternative supply arrangements on satisfactory terms, or at all, if needed. Our reliance on our manufacturer and our failure to secure alternative supply arrangements as needed could have a material adverse effect on our ability to complete the development of our product candidates or, to commercialize them, if approved. There may be difficulties in scaling up to commercial quantities or optimization of processes and formulation of vilobelimab and the costs of manufacturing could be prohibitive.

Even if we were able to establish and maintain arrangements with other third-party manufacturers, reliance on third-party manufacturers generally entails additional risks beyond our control, including:

●	reliance on third parties for manufacturing process development, regulatory compliance and quality assurance;

●	reliance on third parties for storage and safeguarding of substantially all inventory;

●	costs and validation of new equipment and facilities required for additional scale-up or optimization of processes;

●	failure to comply with cGMP and similar foreign standards;

●	limitations on supply availability resulting from capacity and scheduling constraints of third parties;

●	lack of qualified backup suppliers for those components that are purchased from a sole or single source supplier;

●	closures and restrictions on critical facilities resulting from public health crises;

●	the ability to freely import clinical trial and marketing material manufactured at our third-party manufacturer in China into the countries in which the clinical trials are being conducted or product potentially to be sold;

●	the possible breach of manufacturing agreements by third parties because of factors beyond our control; and

●	the possible termination or non-renewal of the manufacturing agreements by the third party, at a time that is costly or inconvenient to us, and our ability to obtain alternative supply.

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

4.	Risks related to employee matters and managing growth

We only have a limited number of employees to manage and operate our business

As of December 31, 2024, we had 74 full-time or part-time employees. Our focus on the development and commercialization of vilobelimab requires us to optimize cash utilization and to manage and operate our business with limited personnel. We cannot assure you that we will be able to hire additional employees and/or retain adequate staffing levels to develop and commercialize vilobelimab or run our operations or to accomplish all the objectives that we otherwise would seek to accomplish.

We depend heavily on our executive officers and directors, and the loss of their services would materially harm our business

Our success depends, and will likely continue to depend, upon our ability to hire and retain the services of our current executive officers, directors, principal consultants and others. We are highly dependent on the management, development, clinical, financial and business development expertise of Niels Riedemann, our Chief Executive Officer, Renfeng Guo, our Chief Scientific Officer, Thomas Taapken, our Chief Financial Officer, and, Camilla Chong, our Chief Medical Officer. Our ability to compete in the biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel.

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

●	the timing, enrollment and results of clinical trials of vilobelimab and any other product candidates;

●	regulatory actions with respect to vilobelimab, our other product candidates or our competitors’ products and product candidates;

●	the success of the commercialization of GOHIBIC (vilobelimab);

●	the success of existing or new competitive products or technologies;

●	any delay in our development or regulatory filings for vilobelimab or any future product candidate and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including the FDA’s issuance of a “refusal to file” letter or a request for additional information;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

●	commencement or termination of collaborations for our development programs;

●	failure or discontinuation of any of our development programs;

●	results of clinical trials of product candidates of our competitors;

●	regulatory or legal developments in the United States and other countries;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;

●	the recruitment or departure of key personnel;

●	the level of expenses related to any of our product candidates or clinical development programs;

●	the results of our efforts to develop additional product candidates or products;

●	actual or anticipated changes in estimates as to financial results or development timelines;

●	announcement or expectation of additional financing efforts;

●	sales of our ordinary shares by us, our insiders or other shareholders;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	changes in estimates or recommendations by securities analysts, if any, that cover our shares;

●	changes in the structure of healthcare payment systems;

●	market conditions in the pharmaceutical and biotechnology industries;

●	general economic, industry, market and political conditions; and

●	the other factors described in this ‘ITEM 3. KEY INFORMATION — D. Risk factors’ section.

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

Future sales, or the possibility of future sales, of a substantial number of our ordinary shares could adversely affect the price of the shares and dilute shareholders

Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ordinary shares. Pursuant to our at-the-market program subject to the Sales Agreement with Leerink Partners LLC, or Leerink Partners, dated June 28, 2024, for the sale of ordinary shares for an aggregate offering price of up to $75,000,000 from time to time through Leerink Partners acting as our agent, and potentially other offerings, we plan to continue to raise money to fund our operations through the issuance of our equity securities. If we or our existing shareholders sell substantial amounts of ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

In addition, we have registered on a Form S-8 registration statement all ordinary shares that we may issue under our equity incentive plans. As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

On June 30, 2023, we filed a shelf registration statement on a Form F-3. The Registration Statement was declared effective by the SEC on July 11, 2023. Because the price per share of each share sold under the Registration Statement will depend on the market price of our shares at the time of the sale and other market conditions, it is not possible at this stage to predict the number of shares that ultimately may be offered and sold under the Registration Statement. If we sell ordinary shares, convertible securities or other equity securities, existing shareholders may be diluted by such sales, and in certain cases new investors could gain rights superior to those of our existing shareholders. Any sales of our ordinary shares, or the perception that such sales could occur, could have a negative impact on the trading price of our shares.

We have broad discretion in the use of our cash on hand and may invest or spend it in a way with which you do not agree and in ways that may not yield a return on your investment

As of December 31, 2024, we had €18.4 million in cash and cash equivalents and €36.8 million in marketable securities. Our management will have broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our ordinary shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our ordinary shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

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

As of December 31, 2024, we had NOL carry forwards for German corporate tax purposes of €238.4 million and for trade tax purposes €206.7 million available. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG, or a Section 10a GewStG limitation. Any limitation may result in the expiration of the complete tax operating loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

As of December 31, 2024, our U.S. subsidiary, InflaRx Pharmaceuticals, Inc., had €15.75 million or $16.36 million of NOLs for U.S. federal income tax purposes. Transfers or issuances of our equity may impair or reduce the ability of InflaRx Pharmaceuticals, Inc. to utilize U.S. federal net operating loss carryforwards and certain other tax attributes in the future. Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, contains rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An “ownership change” is generally defined as an increase in ownership of a corporation’s stock by more than 50 percentage points over a rolling three-year period by stockholders that own (directly, indirectly or constructively) 5% or more of the stock of a corporation at any time during the relevant rolling three-year period. If an ownership change occurs, Section 382 imposes an annual limitation on the use of pre-ownership change NOLs, credits and certain other tax attributes to offset taxable income earned after the ownership change. The annual limitation is generally equal to the product of the applicable long-term tax-exempt rate in effect for the month in which the ownership change occurs and the value of the company’s stock immediately before the ownership change (subject to some adjustments). For example, this annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized (or treated as recognized) built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards or capital loss carryforwards. No assurance can be given that prior transactions have not resulted in an ownership change for purposes of Section 382 of the Code or that future transactions will not result in an ownership change. Even if a subsequent transaction does not result in an ownership change, it may materially increase the likelihood that we will undergo an ownership change in the future. Sales of our ordinary shares by stockholders, whose interests may differ from our interests, may increase the likelihood that we or one of our subsidiaries undergoes an ownership change. If we or our subsidiaries have or were to undergo an ownership change, it could result in increased future tax liability to us.

We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us

Since incorporation we intend to have, on a continuous basis, our place of effective management in Germany. We will therefore be a tax resident of Germany under German national tax law. By reason of our incorporation under Dutch law, we are also deemed tax resident in the Netherlands under Dutch tax law. However, based on our current management structure and current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we should be tax resident solely in Germany for the purposes of the convention between the Federal Republic of Germany and the Netherlands of 2012 for the avoidance of double taxation with respect to taxes on income, or the German-Dutch tax treaty.

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

We believe it is likely that we were a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in 2021, 2022, 2023 and 2024, and we may be a PFIC in one or more future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and the expected price of our ordinary shares in this offering, we believe it is likely we were a PFIC in 2021, 2022 and 2023 and 2024, and we may be a PFIC for our current taxable year or in one or more future taxable years. In addition, we may, directly or indirectly, hold equity interests in other PFICs. Whether we or any of our subsidiaries will be a PFIC in 2025 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty; because a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Accordingly, there can be no assurance that we will not be a PFIC in 2025 or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined below in “Material U.S. Federal Income Tax Considerations”) holds our ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. Holder may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. There is no assurance that we will provide information that will enable investors to make a qualified electing fund election, also known as a “QEF Election,” which could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

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

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code, or DCGC. This may affect your rights as a shareholder.

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

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all the best practice provisions of the DCGC. For a list of DCGC best practices that we do not comply with including explanations for why not doing so, see the section “Corporate Governance” in the Dutch Board Report published on the Company’s website. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

Our lead product candidate, vilobelimab, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. We are and have been developing vilobelimab in a wide array of complement-mediated diseases with significant unmet medical need. These include PG, a chronic inflammatory skin disorder for which we started a Phase 3 study with the first patient treated in November 2023, the treatment of critically ill COVID-19 patients, for which we concluded a Phase 3 study in March 2022 and subsequently were granted the EUA by the FDA in April 2023, and marketing authorization, under exceptional circumstances, by the European Commission in January 2025. GOHIBIC is also being evaluated in a Phase 2 clinical platform study in broader ARDS, funded by the Biomedical Advanced Research and Development Authority (BARDA).

We are also developing INF904, an orally administered, small-molecule inhibitor of C5aR, for which we have completed Phase 1 study in healthy volunteers. Based on its mode of action, INF904 is a promising product candidate for being developed in several disease areas of inflammation, where orally available therapeutics are not available or do not meet the medical need. We decided to initially focus the INF904 development at chronic spontaneous urticaria, or CSU, and HS, with a single Phase 2a basket study ongoing that targets both indications.

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

We employ a total of 74 employees, 21 of whom have M.D. or Ph.D. degrees. Our management team has extensive experience in the field of complement research, clinical research and the biopharmaceutical industry. Both our Chief Executive Officer and founder, Professor (Dr.) Niels Riedemann, and our Chief Scientific Officer and founder, Professor Renfeng Guo, have over 20 years of complement research experience, having published extensively on the role and function of C5a and its receptors. Our Chief Financial Officer, Dr. Thomas Taapken, has served in executive positions and boards for various private and public European biotechnology companies over the last 20 years and has over 25 years total experience in managerial roles in the biopharmaceutical and venture capital industries. Our Chief Medical Officer, Dr. Camilla Chong, has 25 years of experience in the global pharmaceutical industry in the areas of clinical development, medical affairs, clinical operations, regulatory and pharmacovigilance as well as the launch of new medicines.

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

While the mode of action of C5a in inflammation has been intensely researched and confirmed, developing a highly specific antibody with the ability to fully block C5a while preserving a critical innate defense mechanism, the formation of the Membrane Attack Complex, or MAC, has been challenging. As such, there are currently no approved drugs other than vilobelimab that specifically target C5a. We identified antibodies, including our lead product candidate vilobelimab, that potently and selectively bind to a conformational epitope that is formed by C5a upon the cleavage of C5a from C5 that completely blocks C5a without compromising important upstream functions of the complement system, as well as MAC formation.

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

Vilobelimab for the treatment of PG

We are developing vilobelimab for the treatment of PG. PG is a rare, chronic inflammatory form of neutrophilic dermatosis characterized by accumulation of neutrophils in the affected skin areas. Vilobelimab was granted orphan drug designation for the treatment of PG by both the FDA in the United States and the EMA in Europe as well as fast track designation by the FDA. After a series of interactions with the FDA on the results of our successfully conducted Phase 2 clinical study and our plans for the further development towards a potential BLA submission, in 2023 we announced the start of a Phase 3 study with vilobelimab in ulcerative PG. In November 2023, we announced the enrollment of the first patient in the study. In March 2025, we announced that the Phase 3 blinded interim analysis is expected by the end of May 2025.

Vilobelimab for the treatment of severe COVID-19

In April 2023, we received an EUA from FDA for GOHIBIC (vilobelimab) for the treatment of critically ill, invasively mechanically ventilated COVID-19 patients. The EUA is supported by the previously announced results of the multicenter Phase 3 PANAMO trial, which demonstrated a relative reduction in 28-day all-cause mortality by 23.9%. Subsequently, in June 2023, we began the commercialization of GOHIBIC (vilobelimab) in the United States under the EUA. In January 2025, the European Commission (EC) granted marketing authorization under exceptional circumstances for GOHIBIC for the treatment of adult patients with SARS-CoV-2-induced acute respiratory distress syndrome (ARDS) who are receiving systemic corticosteroids as part of standard of care and receiving invasive mechanical ventilation (IMV) with or without extracorporeal membrane oxygenation (ECMO).

Anti-Ca5R inhibitor INF904

To expand the breadth of our anti-C5a/C5aR technologies, we are also developing INF904, a product candidate that targets the C5a receptor. In INF904, we discovered a small molecule C5aR inhibitor that in pre-clinical studies has shown potential for superior characteristics to the only approved C5aR inhibitor, avacopan. INF904 has provided higher plasma exposure in animals, including non-human primates, and improved inhibitory activity in a hamster neutropenia model compared to avacopan. Furthermore, in contrast to avacopan, in vitro experiments showed INF904 has substantially less inhibition of the cytochrome P450 enzymes 3A4/5 (CYP3A4/5). INF904 demonstrated potential for anti-inflammatory therapeutic effects in several preclinical disease models. In January 2024, we announced the positive results of a single and multiple ascending dose study with INF904 in healthy volunteers. In December 2024, we announced that the first patient was dosed in the Phase 2a basket study in CSU and HS with initial data anticipated in summer 2025. INF904 is a promising product candidate for being developed in several disease areas of inflammation, where orally available therapeutics are not available or a medical need exists despite availability of other therapies.

INF904 for the treatment of CSU

We are pursuing development of INF904 for the treatment of CSU in a Phase 2a trial. CSU is a debilitating and unpredictable skin disease characterized by intensely itchy hives / wheals and angioedema. The burden of this chronic disease is high and impacts sleep, mental health, quality of life and productivity due to absences from school and work. CSU is estimated to affect around 40 million people worldwide. CSU patients have been reported to show elevated C5a levels, a major activator of mast cells and basophils which are thought to be significant contributors to CSU pathogenesis. In addition, studies suggest that complement activation (including C5a) in CSU can lead to histamine release. Current treatments are limited, and a significant unmet need exists in a sizable proportion of patients.

INF904 for the treatment of HS

We are also pursuing development of INF904 for the treatment of HS in a Phase 2a trial. HS is a chronic, recurrent, debilitating neutrophil-driven inflammatory disease that can persist for years and tremendously impacts quality of life; it is characterized by abscesses, nodules and draining tunnels which can flare and cause scarring. INF904 inhibits the known C5a-induced effects on neutrophil activation and tissue accumulation of immune cells, including generation of tissue damaging mechanisms (enzyme release and oxidative radical formation) as well as induction of NETosis – mechanisms thought to be involved in HS progression and draining tunnel formation. Clinical evidence with existing C5a/C5aR products also supports that blocking this pathway reduces lesion counts. Patients’ responses to treatment with approved anti-TNF-alpha or anti-IL17 drugs are known to wane over time in a significant number of cases; and treatment with new therapeutics acting through other molecular mechanisms are needed for these patients.

Anti-C5a antibody IFX002

We are developing IFX002 for the treatment of chronic inflammatory diseases. IFX002 is a highly potent anti- C5a antibody, which binds to the same domain of the C5a protein as vilobelimab, but which has a higher humanization grade and altered pharmacokinetic properties compared to vilobelimab. IFX002 is currently in preclinical development. We consider IFX002 to be a life-cycle management product to vilobelimab, given the long remaining patent life of IFX002.

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

The complement system and role of the C5a/C5aR axis as critical component in the immune system and the need for control

The complement cascade consists of approximately 30 interacting proteins and forms a critical component of the innate immune system. This system protects the body, for example by recognizing and removing bacteria, viruses and other infectious agents, collectively referred to as pathogens. Activation of the complement system leads to a series of enzyme-like reactions that produce factors that both directly kill pathogens and recruit immune cells to sites of infection. This activation can be triggered via three major pathways: the so called classical pathway, the mannose binding lectin, or MBL, pathway and the so called alternative pathway. Activation of any of these three pathways will lead to the cleavage of C3 and formation of C5-convertases. Terminal complement activation, which is also referred to as cleavage of C5, can be achieved by these C5 convertases. In addition, terminal complement activation can also be achieved directly through the extrinsic pathway by naturally occurring proteolytic enzymes present throughout the body but not considered part of the complement system.

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

Various chronic inflammatory and autoimmune diseases in humans are characterized by flare-up phases during which substantial tissue damage occurs. Given C5a’s numerous inflammatory promoting functions, blocking it in chronic inflammatory diseases may have a positive effect on T-cell function, overall control of the inflammatory status of the disease and a strong anti-inflammatory effect on neutrophils, which may reduce tissue damage during the flare-up phases. It has been demonstrated that in various inflammatory animal models that blocking the C5a/C5aR signaling axis leads to reduced inflammation, improved organ performance and favorable outcomes on clinical endpoints, including improved mortality rate, disease severity or damage scores.

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

Role of C5aR in chronic spontaneous urticaria

C5a, a potent complement component, plays a crucial role in immune responses by activating mast cells and basophils, leading to their degranulation. This process results in the release of histamine and other inflammatory mediators, which contribute to the symptoms of chronic spontaneous urticaria, a condition characterized by recurrent hives and itching. Given its role in promoting inflammation and hypersensitivity reactions, C5a is considered a promising drug target for CSU. Therapeutic strategies aimed at inhibiting C5a signaling could potentially reduce mast cell and basophil activation, thereby limiting histamine release and alleviating CSU symptoms.

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

A conformational epitope on the surface of the C5a molecule allows for generation of highly specific blocking antibodies directed against C5a.

Our anti-C5a monoclonal antibodies are designed to have the following properties:

●	Complete immunological blockade and inhibition of C5a-induced effects: The human body has an abundant capacity to generate C5a, and induce inflammatory effects through its two receptors, C5aR and C5L2. Therefore, our anti-C5a antibodies are designed to:

○	generate complete immunological blockade of the C5a molecule to achieve potent and effective treatments. Antibodies or inhibitors lacking this quality may leave a “signaling gap” for C5a, which, in a disease setting, will likely be sufficient to allow for strong pro-inflammatory effects. This signaling gap would limit the ability to silence the C5a/C5aR and C5a/C5L2 signaling axis to achieve the desired therapeutic effect; and

○	bind with high affinity to C5a to counteract the molecule’s rapid interactions with its two receptors, C5aR and C5L2, which are abundantly present on the vast majority of cell types in the human body and that can be upregulated in various disease settings.

●	Limited effect on MAC formation: C5 blocking molecules that inhibit MAC formation in the blood increase the risk of life-threatening infections caused by encapsulated bacteria such as meningococci. Therefore, leaving MAC formation intact may offer a significant advantage in C5a driven diseases.

We believe that all these features are necessary for any drug targeting C5a, in order to achieve clinically meaningful pharmacological performance for the treatment of C5a-driven diseases such as PG, severe COVID-19 or several others. Furthermore, we believe that C5a-driven diseases may not be effectively targeted with complement inhibitory approaches that do not specifically and fully block C5a. These approaches such as blocking the complement pathway-driven cleavage of C5 or inhibiting the complement pathways upstream of C5, are characterized by two fundamental shortcomings set forth below.

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

We completed one placebo-controlled, single-center Phase 1 study of vilobelimab in healthy volunteers and completed two double-blind, placebo-controlled, multi-center Phase 2a studies in two acute care indications, early septic organ dysfunction and complex cardiac surgery. We also completed a Phase 2a and a Phase 2b clinical study in HS, two Phase 2 studies in AAV, a Phase 2a study in PG and a Phase 2/3 clinical study in critically ill, mechanically ventilated COVID-19 patients.

In all completed studies, vilobelimab was observed to be well tolerated. The placebo-controlled, multi-center Phase 2a studies in the two acute care indications demonstrated that vilobelimab blocked C5a with high statistical significance (p-values < 0.001) and that MAC formation, as demonstrated by a CH50 assay (as described below), in the groups treated with vilobelimab was not influenced, with mean CH50 values for treatment groups and control groups within the normal range.

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

Based on our clinical trials completed to date as well as the results from an EpiScreen ex vivo immunogenicity T-cell response assay, we believe that vilobelimab carries a low risk of provoking an immune response following administration. The immunogenicity assay used peripheral blood mononuclear cells from 21 donors and tested how many donors’ cells showed a CD4+ T-cell response following introduction of vilobelimab ex vivo. A response rate of over 10% (or more than three out of 21) means the applicable protein is considered to be high risk for immunogenicity, while a response rate of less than 10% means the protein is considered to be low risk. The results of the assay for vilobelimab showed that zero out of the 21 donors had a T-cell response rate, as compared to a control arm (using the A33 antibody), which showed a 30% response rate. In addition, based on an ADA detection assay conducted in connection with our Phase 2b clinical trial in HS, 10% of patients had ADAs at any time during the study. Only one participant the presence of ADAs was associated with any specific AE pattern indicating symptoms possibly related to the presence or emergence of ADAs leading to an immune reaction.

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

In February 2019, we initiated an open label, multi-center Phase 2a exploratory study enrolling 19 patients with moderate to severe PG in Canada, the United States and Poland. The objectives of this study were to evaluate the safety and efficacy of vilobelimab in this patient population in three different doses and to determine the appropriate dose for the future development of vilobelimab in registrational Phase 3 studies for the treatment of PG.

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

From all three dose cohorts in the study, two patients had related SAEs that were reported: one patient experienced an erysipelas leading to hospitalization (judged as non-drug related by us), another developed a rash due to a delayed hypersensitivity reaction and withdrew from the study. No dose-related AEs were found. Overall, the observed AE profile was in line with the underlying disease.

Final results from all patients were presented at the American Academy of Dermatology Association, AAD), Annual Meeting in March 2022 in an oral late-breaker session by Afsaneh Alavi, MD, Associate Professor of Dermatology, Mayo Clinic. The reported final results showed a dose-dependent effect in the highest dose cohort of 2400 mg, confirming the preliminary results with six out of seven patients showing a clinical remission (Physician Global Assessment, or PGA, score ≤ 1) and closure of the target ulcer in this dose cohort. The seventh patient showed a slight improvement (PGA score 4) with a decrease of the target ulcer area of over 50%. During the follow-up period, ulcers remained closed two months after treatment completion in all but one patient, and a sustained suppression of C5a was observed for up to 20 days after the last dosing.

With these results, vilobelimab was granted orphan drug designation for the treatment of PG by both the FDA in the United States and the EMA in Europe as well as fast-track designation be the FDA. Furthermore, we announced that we had a productive end-of-phase 2 meeting with the FDA related to our plans for a Phase 3 development program in PG in June 2022. In January 2023, we announced details related to the design of our planned Phase 3 study with vilobelimab in ulcerative PG.

The Phase 3 study is designed to enroll patients in the United States, Europe and selected countries in other regions. The study design is based on detailed feedback and recommendations from the FDA Division of Dermatology and Dentistry and was developed in close collaboration with the Company´s advisors from the United States, Europe and other regions. The multi-national, randomized, double-blind, placebo-controlled Phase 3 trial has two arms: vilobelimab (2,400mg every other week) plus a low dose of corticosteroids and placebo plus the same low dose of corticosteroids. In both arms, corticosteroid treatment will be initiated on day one and will be tapered off within the first eight weeks of the treatment period. The primary endpoint of the study will be complete closure of the target ulcer at any time up to 26 weeks after initiation of treatment. Treatment will be discontinued for patients whose disease progresses or fails to improve at defined time points during the study. The study has an adaptive trial design with an interim analysis blinded for the sponsor and investigators (but unblinded for the independent data safety monitoring committee), which is planned upon enrollment of approximately 30 patients, divided equally between the two arms of the study. The interim analysis with a set of predefined rules will take into account the then-observed difference in complete target ulcer closure between the two arms and will then determine whether the trial sample size will be adapted or whether the trial should be stopped due to futility. The enrollment period is projected to last at least two years, and its overall period will depend on the total trial size after sample size adaptation.

In November 2023, we announced the enrollment of the first patient in the trial and in November 2024, we announced the achievement of the 30-patient recruitment milestone. An interim analysis that will define the final sample size for the trial, or declare the trial fuile, is expected to be completed and released in Q2 2025.

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

During the COVID-19 pandemic, it became clear that effective therapies for the treatment of severely or critically ill COVID-19 patients were not available or had not tested for this indication. In an effort to provide a contribution to this medical emergency and based on our existing pre-clinical research on the role of C5a in viral-induced pneumonia, we decided to initiate a clinical development program with vilobelimab in critically ill COVID-19 patients with severely progressed pneumonia.

Clinical development

In March 2020, we initiated a randomized open label multi-center trial Phase 2/3 clinical development program with vilobelimab in severe COVID-19 patients with severely progressed pneumonia. In the Phase 2 part of the study, we evaluated vilobelimab treatment plus best supportive care compared to best supportive care alone for up to 28 days. Relative change (%) from baseline to day 5 in oxygenation index (defined as PaO2/FiO2 ratio) was assessed as the primary endpoint along with additional clinical parameters until day 28. In the study, patients were randomized to two treatment arms, either Arm A, best supportive care and vilobelimab or Arm B, best supportive care alone. The primary endpoint was the relative percentage change from baseline to day 5 in the oxygenation index (PaO2 / FiO2).

On June 17, 2020, we announced results from the Phase 2 part of the study. A total of 30 patients were randomized in the trial, and 15 patients were treated in each arm: vilobelimab plus best supportive care or best supportive care alone. Over a treatment period of 28 days, patients in the vilobelimab arm received a maximum of seven doses of 800 mg vilobelimab intravenously on separate days. At randomization, 18 patients were intubated (60%), and 12 patients (40%) had other oxygen supply. A higher number of patients with two or more comorbidities associated with increased COVID-19 mortality were reported in the vilobelimab treatment group compared to best supportive care group. Relative change in the oxygenation index at day 5 showed no differences between treatment groups. However, vilobelimab treatment was associated with a lower 28-day all-cause mortality when compared to the best supportive care group, along with trends in disease improvement, as evidenced by fewer patients experiencing renal impairment assessed by estimated glomerular filtration rates, more patients showing reversal of blood lymphocytopenia and a greater lowering of lactate dehydrogenase concentrations. In vilobelimab-treated patients, pulmonary embolisms reported as SAEs occurred less compared to the best supportive care arm. Also, a temporary increase of D-dimer levels, as potential expression of induction of blood clot lysis, was detected in the first days after initiation of vilobelimab treatment. Twenty-eight-day all-cause mortality in the vilobelimab treatment group was 13% (2 out of 15) versus 27% (4 out of 15) in the control group. In the best supportive care group, four patients died of COVID-19-induced multi-organ failure, and three of them had pulmonary embolisms reported as a SAE. In the vilobelimab arm, one patient died after an acute ventilator tube complication (leakage) and one patient with a history of severe chronic obstructive pulmonary disease died of pulmonary failure.

SAE rates were comparable between groups, but the rate of pulmonary embolisms reported as SAEs was substantially lower in the vilobelimab treatment group. Upon review of the safety data, the independent data safety monitoring board recommended continuation of the trial into the Phase 3 part.

In March 2022, we announced that the Phase 3 part of the Phase 2/3 PANAMO study which enrolled 369 mechanically ventilated patients with COVID-19 across sites in the European Union, South America and other regions was successfully completed and showed a relative reduction in 28-day all-cause mortality of 23.9% (p = 0.094), which was the primary endpoint. In the study, Patients were randomized 1:1 to receive either vilobelimab or placebo; most patients received standard of care (97% glucocorticosteroids, 98% anti-thrombotic agents). At the recommendation of regulatory authorities during the course of the trial, we changed the statistical analysis method for the primary endpoint. The original protocol specified a non-stratified Cox regression analysis, and the final statistical analysis plan specified a site-stratified analysis intended to account for the site stratification of patients at randomization. The original protocol specified analysis would have resulted in a p-value of 0.027 (statistically significant), whereas the site-stratified Cox regression led to a p-value of 0.094 (not statistically significant). Additionally, pre-specified logistic regression analyses of the 28-day mortality resulted in p-values of <0.05 for three out of the four pre-specified analyses. Furthermore, a pre-specified analysis of patients from Western European countries (n=209) showed a relative reduction in 28-day all-cause mortality of 43% (vilobelimab 21.2% versus placebo 37.2%, hazard ratio: 0.5, p=0.014), suggesting an improvement in mortality in line with the reported Phase 2 data of the PANAMO Phase 2/3 study.

Regulatory activities

for vilobelimab for the treatment of critically ill, intubated, mechanically ventilated COVID-19 patients.

In April 2023, the FDA issued an EUA for GOHIBIC (vilobelimab) for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving IMV or ECMO.

In January 2025, the EC granted marketing authorization under exceptional circumstances for GOHIBIC (vilobelimab) for the treatment of adult patients with SARS-CoV-2-induced ARDS who are receiving systemic corticosteroids as part of standard of care and receiving IMV (with or without ECMO).

To achieve full commercial scale and successfully reach the full market potential of the product in the future, we also aspire to obtain full market approval for GOHIBIC (vilobelimab) in the United States. We are therefore planning the submission of the BLA for full approval of GOHIBIC (vilobelimab) in our COVID-19 indication and potentially, in the future, in similar indications that may apply to other virally induced acute respiratory distress conditions. In October 2023, in furtherance of our continued efforts to obtain a BLA, we had an encouraging Type C meeting with the FDA. In that meeting, the FDA indicated their willingness to collaborate with us in identifying a development pathway towards a BLA for a broader ARDS label. To achieve this, we would need to conduct an additional well-controlled and adequately powered study in a broader ARDS setting that demonstrates the safety and efficacy of vilobelimab. During the meeting, we discussed different options for such a trial, including potential trial designs, patient population and trial power aspects. In June 2024, GOHIBIC (vilobelimab) was selected for a Biomedical Advanced Research Development Authority, or BARDA, sponsored clinical trial to evaluate novel host-directed therapeutics for ARDS.

Commercialization

In June 2023, we began the commercialization of GOHIBIC (vilobelimab) in the United States for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving IMV or ECMO under the granted EUA. We entered into agreements with certain subsidiaries of Cencora Inc., or Cencora (formerly known as AmerisourceBergen Corp.) to act as our U.S. distributor and to make GOHIBIC (vilobelimab) available for order by U.S. hospital customers under the EUA. Cencora provides cold storage, cold-chain distribution services, inventory management and secondary labeling/packaging, among other services. To support our commercial efforts, we employ experts with relevant experience in the commercialization of medical products in the hospital market, including in the areas of sales, sales operations, marketing, market access, distribution, medical affairs and others in the United States. In addition, we are adapting and integrating our infrastructure, including IT systems, supply chain, financial reporting systems and inventory management systems both, internally and with the assistance of external service providers. We continue to refine our commercial strategic plan, preparing relevant promotional and medical education materials to target healthcare providers and other stakeholders, and continue refining our medical affairs strategy to increase awareness of the EUA among the medical community, while continuing our sales efforts.

Outside of the United States, we intend to seek partners to support our commercialization efforts, including partnerships in select regions. In Europe, we are currently considering commercial distribution partnerships for GOHIBIC and do not expect to establish internal infrastructure to support our commercialization beyond the minimally required investments to uphold our regulatory approval.

Vilobelimab for additional indications

In addition to PG, severe COVID-19 / ARDS and previous studies in HS, AAV and cSCC, we continue to explore the possibility of advancing the clinical development of vilobelimab in additional inflammatory and complement-mediated disease indications for which a good pre-clinical or clinical proof of concept exists and where C5a has been demonstrated as a critical disease promoting factor or where similar mechanisms, such as neutrophil-driven systemic diseases affecting the skin and or other organs, have been identified.

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

Most IND-enabling studies, including certain GLP-toxicological studies, have been completed, and we conducted a Phase 1 single and multiple ascending dose clinical study from November of 2022 to January 2024.

In September 2023, we announced the topline results from the single ascending dose, or SAD part of a randomized, double-blind, placebo-controlled Phase 1 trial with INF904. The SAD part of the Phase 1 first-in-human trial enrolled 62 healthy volunteers within six different dosing groups from 3 mg to 240 mg who were randomly assigned to receive INF904 or a placebo. Different drug concentrations were tested for the 60 mg dosing group. The main objectives were to assess safety and tolerability of single ascending doses under fasting conditions. Secondary endpoints included several pharmacokinetic, or PK, parameters, and the effect of INF904 on C5a-induced neutrophil activation in blood samples from treated volunteer’s ex vivo also was explored.

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

Analysis of INF904 PK in subject plasma samples revealed sustained exposure to INF904 with six hours to maximum concentration, or tmax. INF904 plasma levels were dose proportional for systemic exposure (AUClast) and nearly dose proportional for maximum concentration (Cmax) over the dose range used in the study. With the 30 mg dose, INF904 reached a Cmax of 289 ng/ml with an AUClast of 5197 h.ng/ml, which are approximately 3-fold and 10-fold, respectively, higher than the published Phase 1 data from the only marketed comparator, avacopan.

Single doses of 30 mg or higher of INF904 achieved ≥90% blocking of C5a induced up-regulation of the activation marker CD11b on neutrophils in plasma samples from subject’s ex vivo at 24 hours post dosing. This inhibition was achieved when 12.6 nM recombinant C5a was added as stimulus in this assay, a C5a concentration which can be observed in patients with severe inflammatory conditions such as the immuno-dermatological disease, HS, or during life-threatening inflammation (e.g., in critically ill COVID-19 patients or septic patients). Thus, INF904 inhibition of C5a-induced neutrophil activation in human plasma achieved the set goal for effective C5aR control at disease relevant C5a levels.

In January 2024, we announced topline results from the multiple ascending dose, or MAD, part a randomized, double-blind, placebo-controlled Phase 1 trial for INF904. The PK and pharmacodynamic, or PD parameters confirm the favorable data we observed during the SAD part of the study, which provides support for the best-in-class potential of INF904. INF904 was well tolerated and there were no adverse safety events of concern after repeated dosing in participants over the entire tested dose range.

In the MAD part of the randomized, double-blind, placebo-controlled Phase 1 trial, 24 participants received multiple doses of INF904 for 14 days of either 30 mg once per day, or QD, 30 mg twice per day, or BID, or 90 mg BID. The study’s primary objective was to evaluate the safety and tolerability of repeated dosing. Several PK parameters were analyzed as secondary endpoints, and the effect of the dosing scheme on C5a-induced neutrophil activation in blood samples from the participants was also explored in an ex vivo assay.

The safety analysis of INF904 in the MAD part of the Phase 1 study demonstrated that it was well tolerated in participants over the entire dose range and resulted in no safety signals of concern. The overall percentage of AEs in INF904 treated participants was 77.8%, which was lower than the 83.3% observed in the placebo group. There were no serious or severe AEs observed at any dosing level.

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

We are currently conducting additional required pre-clinical studies, including long-term chronic toxicology studies, to enable longer-term dosing of INF904 for chronic inflammatory diseases. In December 2024, we announced the first patient dosing of a Phase 2a basket study in CSU and HS, utilizing a commercially viable drug formulation. Data from this study are expected in the summer of 2025, with a goal of informing the planning and design of a larger, longer-term Phase 2b study by year-end 2025.

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

●	Advance vilobelimab in PG. Based on the positively concluded open label Phase 2a study, we are conducting a Phase 3 pivotal clinical program after having received advice related to the clinical trial design from the FDA.

●	Proceed with clinical development of INF904. We have conducted a single and multiple ascending dose study of our C5aR antagonist INF904 and currently are conducting a Phase 2a trial and required non-clinical studies to proceed to Phase 2 trials in patients.

●	Continue to optimize the manufacturing process for vilobelimab. We established a fully validated manufacturing process for vilobelimab with a reputable international CDMO, with the goal of fulfilling and upholding the quality criteria to gain and maintain regulatory approval for such process. We have established the final manufacturing of the finished pharmaceutical product (i.e., “fill and finish”) in Germany and are considering the transfer of the drug substance manufacturing process or other steps of the manufacturing process from China to Germany or to other countries.

●	Assess development options for vilobelimab in further indications beyond PG. Following our decision to halt development programs in HS, AAV and cSCC due to the resources required to conduct these on our own, we are nevertheless continuously evaluating options regarding the development of vilobelimab in indications beyond PG. Based on the logistical and financial effort necessary to successfully complete pivotal Phase 3 development programs in each indication, such options include potential collaborations with a pharmaceutical partner.

●	Pursue the further development of IFX002 to get prepared for potential clinical development. We are developing IFX002, a fully humanized antibody version of vilobelimab, as an injectable with a longer half-life than vilobelimab, making it suitable for chronic inflammatory indications with less severe flares or closer to the onset of disease. Based on a patent lifetime potentially beyond 2040, we see this project as life-cycle management for vilobelimab and are conducting pre-clinical development work to get closer to the possible start of clinical development.

●	Solidify and continue to expand the breadth of our leadership position in the anti-C5a/anti-C5aR space by leveraging the full potential of our proprietary technologies and expertise in complement and inflammation research. We intend to continue to discover and develop treatments that have the potential to address a broad spectrum of complement-mediated or immune response mediated indications with significant unmet need, either internally or in collaboration with a partner. To accomplish this, we continue to supplement our research and development activities with our discovery unit in Ann Arbor, Michigan and we are further building out our intellectual property portfolio and our business development capabilities.

●	Commercialize GOHIBIC (vilobelimab) either independently or in collaboration with pharmaceutical partners. We are commercializing GOHIBIC (vilobelimab) for severe COVID-19 in the United States independently, and assessing the options to commercialize our product in Europe in collaboration with potential partners. We have employed a targeted commercial infrastructure in the United States to promote access to vilobelimab through hospitals that treat patients suffering from the disease within core markets in United States. Outside of the United States and Europe, we have received approval in Europe and plan to commercialize the product in collaboration with partners. For other indications, we intend to develop and commercialize vilobelimab either independently or through collaborations with other parties.

●	Explore the possibility to expand the applications of vilobelimab in the area of ARDS. We intend to explore the possibility of expanding the label into other critical care indications for which we have generated pre-clinical data in the past. Most notably, we are considering the utility of additional studies such as the Phase 2 BARDA study in broader ARDS, or studies with or commercial partners, to expand the label into a product for virally induced ARDS.

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

As of December 31, 2024, we owned 13 issued U.S. patents and three pending U.S. non-provisional patent applications, 46 issued foreign patents, including four granted European patents validated in 88 countries and three granted Eurasian patent validated in 25 countries, as well as 41 foreign patent applications, including six European patent applications and three Eurasian patent applications covering C5a and C5aR inhibitors and associated methods of use.

Our patent portfolio relating to vilobelimab, IFX002 and INF904, as of December 31, 2024, is summarized below.

As of December 31, 2024, we owned four issued U.S. patents covering the composition of matter of antibodies that block C5a and their use in blocking C5a-induced biological effects in patients with diseases that involve acute or chronic inflammation, which would include in their scope HS and AAV. In addition, we owned 20 issued foreign patents, including two granted European patents validated in 74 countries and one Eurasian patent validated in nine countries, two pending foreign patent applications, including one pending European patent application, covering the composition of matter of antibodies that block C5a and their use in the treatment of various diseases that involve acute or chronic inflammation, which would include in their scope HS and AAV, and, depending on the jurisdiction of the applicable patent, specifically cover the use of such antibodies in treating diseases such as ischemia and reperfusion related injuries, acute lung injury and pneumonia.

The issued U.S. and foreign patents are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending U.S. and foreign patents applications would be expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2024, we owned two granted U.S. patents and four granted foreign patents, including one European patent validated in three countries and one foreign patent application covering the use of certain binding moieties, such as antibodies, that inhibit C5a for the treatment of viral pneumonia.

If issued, the U.S. and foreign patents are expected to expire in 2035, excluding any additional term for patent term adjustments or patent term extension.

As of December 31, 2024, we owned four granted U.S. patents, one pending U.S. non-provisional patent application, 16 granted foreign patents, including one European patent validated in 11 countries and one granted Eurasian patent validated in eight countries, nine pending foreign patent applications, including three pending European patent applications covering the use of an inhibitor of C5a activity, for example, vilobelimab, for treating HS and other cutaneous, neutrophilic inflammatory diseases.

The issued U.S. and foreign patents are expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2024, we owned one U.S. patent application and seven foreign patent applications including one European patent application covering an improved C5a specific antibody.

If issued, the U.S. and foreign patents are expected to expire in 2041, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2024, we owned one granted foreign patent, one pending U.S. non-provisional patent application and nine foreign patent applications including one European and one Eurasian patent application covering the use of inhibitor of C5a activity, for example vilobelimab, for treating Corona viral diseases.

If issued, the U.S. and foreign patents based on the application under the PCT are expected to expire in 2040, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2024, we owned two granted U.S. patents, one pending U.S. non-provisional patent application, five granted foreign patents, including one granted Eurasian patent validated in eight countries, one pending U.S. non-provisional patent application, and 14 foreign patent applications including one European patent application covering inhibitors of C5aR.

The issued U.S. and foreign patents are expected to expire in 2040, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2024, we owned one issued U.S. patent application and one international patent application covering the use of an inhibitor of C5a activity and standard of care inhibitors in the treatment of infectious pneumonia and infectious ARDS.

The issued U.S. and foreign patents are expected to expire in 2043, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2024, we owned two European patent applications and one international patent application covering the use of inhibitors of C5aR for the treatment of various diseases.

The U.S. and foreign patents are expected to expire in 2043, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2024, we owned one trademark registration application for two trademarks, “GOHIBIC” and “Vilwaysi” in the United States and one international trademark registration designating the United States and covering 10 further registered and one pending 29 foreign countries, four foreign trademark applications and 12 foreign registered trademarks including 23 European trademark registrations covering 54 European countries and seven foreign trademark applications for goods and services in the field of pharmaceutical products, among others.

As of December 31, 2024, for “Vilwaysi”, we owned one International trademark registration designating the United States and covering 10 further registered and one pending foreign countries, one foreign trademark application and five foreign registered trademarks including one European trademark registration covering 27 European countries for goods and services in the field of pharmaceutical products, among others.

As of December 31, 2024, we owned two trademark registrations for “InflaRx” in the United States for goods and services in the field of pharmaceutical preparations for the treatment of inflammatory, inflammatory-related, oncological and neurological diseases. Outside the United States, as of December 31, 2023, we owned trademark registrations for “InflaRx” in 30 countries.

UPC

Twenty-four member states of the 27 member EU states, with the exception of Poland, Spain and Croatia have acceded to the Agreement on a Unified Patent Court, or UPCA, which provides for a Unitary Patent, or UP, and led to the establishment of a Unified Patent Court, UPC. The UPCA has entered into force on June, 1 2023. 17 out of the 24 member states have fully ratified the UPCA when it entered into force and participated in the UPCA from the start. Romania was the 18th state that ratified the UPCA on May 31, 2024. The remaining six EU member states are expected to join within the next years. Since the start of the UPCA, a conventional European patent can be enforced centrally at the UPC but may also face central revocation proceedings in the UPC, unless it is opted-out of the jurisdiction of the new court system.

The UPC has exclusive competence in respect of civil litigation on matters relating to European patents, Unitary Patents, supplementary protection certificates issued for a product covered by such patents and European patent applications (for details see Article 32 of the UPCA). Therefore, the UPC is not only competent to hear cases concerning UPs but also cases concerning traditional European patent applications and patents, or European patent(s), unless opted-out. The decision of the UPC in one country is binding in all other states participating in the UPCA. The decision, however, does not have any legally binding effect in EU member states not participating in the UPCA as well as in EPC contracting states which are not EU member states (e.g. Great Britain and Switzerland) and, therefore, are not eligible to participate in the new system.

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

Our collaboration agreements

Co-development agreement with Staidson (Beijing) BioPharmaceuticals Co., Ltd. (as successor to Beijing Defengrei Biotechnology Co. Ltd, or BDB)

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

Concomitantly to amending the Co-Development Agreement, in December 2022 we also entered into a share purchase agreement with Staidson Hong Kong Investment Company Limited, an affiliate of Staidson and a limited liability company organized under the law of Hong Kong, pursuant to which Staidson Hong Kong Investment Company Limited purchased ordinary shares from us for an aggregate amount of $2.5 million (€2.3 million) at a price of $5.00 per share, resulting in the sale of 500,000 shares. The share purchase agreement also includes an option pursuant to which Staidson Hong Kong Investment Company Limited may purchase additional ordinary shares, at our discretion, for an aggregate amount of an additional $7.5 million. The option for such subsequent purchase will expire on the twelve-month anniversary of Staidson receiving regulatory approval for BDB-001 in China. Such subsequent investment would be made at the greater of $5.00 per share or at a 20% premium to the weighted average share price over the 15 trading days prior to the closing date of such subsequent investment.

Cell line sales agreement with Catalent Pharma Solutions LLC

On March 18, 2010 we signed a cell line sales agreement with Catalent Pharma Solutions, LLC, New Jersey, USA in which InflaRx accepted a future milestone payment in the amount of $1m, independent of any transfer of the cell line in case of the receipt of an marketing approval of vilobelimab in any major market.

Clinical trial collaboration and supply agreement with Merck & Co., Inc.

On March 20, 2020, we entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc. (known as MSD outside the United States and Canada) to evaluate the combination of vilobelimab and Merck’s anti-PD-1 therapy, KEYTRUDA®1 (pembrolizumab) in patients with cSCC. Under the terms of the agreement, we conducted a Phase 2 clinical study with two vilobelimab arms, including one with pembrolizumab. In November 2023, we announced the development stop of vilobelimab in cSCC to prioritize other programs. The trial has been finalized in 2024, all the patients recruited received therapy according to the protocol.

Clinical Trials Collaboration Agreement with the U.S. Department of Health and Human Services, Administration for Strategic Preparedness and Response, BARDA and PPD Development, L.P., or PPD

In June 2024, GOHIBIC (vilobelimab) was selected for the first BARDA-sponsored clinical trial to evaluate novel host-directed therapeutics for ARDS. The Company, BARDA and PPD Development L.P. executed the clinical trial collaboration agreement, according to which we will supply the amounts of investigational drug necessary to conduct the study. Vilobelimab, which we will supply from our available stock under the terms of the agreement, will be one of three host-directed investigational drugs assessed in this study, with the safety and efficacy of each investigational drug to be studied in its own patient cohort and compared against placebo. Each cohort is expected to enroll 200 patients (100 on investigational drug and 100 on placebo), with both arms in each cohort including standard of care as background therapy. The Company will receive certain clinical data resulting from the study.

Sales and marketing

In June 2023, we began the commercialization of GOHIBIC (vilobelimab) in the United States for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving IMV or ECMO. In connection with the start of the commercialization, we entered into agreements with certain subsidiaries of Cencora to act as our U.S. distributor and make GOHIBIC (vilobelimab) available for order by U.S. hospital customers under the EUA. Cencora provides cold storage, cold-chain distribution services, inventory management and secondary labeling/packaging, among other services.

To support our commercial efforts, we have hired and continue to utilize U.S. experts with relevant experience in the commercialization of medical products in the hospital market, including in the areas of sales, sales operations, marketing, market access, distribution, medical affairs and others.

We continue to refine our commercial strategic plan, preparing relevant promotional and medical education materials to target healthcare providers and other stakeholders, and continue refining our medical affairs strategy to increase awareness of the EUA among the medical community, while continuing our sales efforts. In Europe, InflaRx intends to commercialize and distribute GOHIBIC (vilobelimab) through a partnership.

In 2024, we recognized revenues in the amount of €0.2 million from product sales. Revenues reported are sales to end customers (hospitals) in the United States.

During the twelve months ended December 31, 2024 the Group incurred €6.8 million of sales and marketing expenses. These expenses are mainly composed of €1.8 million in personnel costs, €1.6 million in marketing costs and €2.1 million in external services for distribution of GOHIBIC (vilobelimab. The Group started with its commercialization activities when the EUA was granted in April 2023. Prior to that, no sales and marketing expenses had been incurred.

We also intend to independently pursue the commercialization of vilobelimab for PG in the United States and Europe, if and when approved by the applicable regulators, by employing a targeted commercial infrastructure to promote access to vilobelimab through centers-of-excellence that treat PG in these core markets. We believe that such an organization will be able to address the community of physicians who are key specialists in treating the patient populations for which vilobelimab and any other product candidates are being developed. The responsibilities of the organization would include developing educational initiatives with respect to approved products and establishing relationships with key specialists in PG and any other relevant fields of medicine. Options to collaborate with larger pharmaceutical organizations with established commercial infrastructures will also be evaluated.

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

Competition in PG

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

As of the date hereof, to our knowledge, other treatments in active clinical development include:

●	Spesolimab, an intravenously administered anti-IL-36R monoclonal antibody currently being clinically tested in Phase 3

●	Bactritinib, an orally administered JAK1/JAK2 inhibitor, currently in Phase 2 clinical trials

●	Canakinumab, a subcutaneously administered anti-IL-1beta antibody, currently being tested in Phase 2 clinical trials in patients suffering from pyogenic arthritis, pyoderma gangreanosum and acne, or PAPA syndrome, which represents a specific sub-population of PG patients

●	Deucravacitinib, an orally administered JAK2 inhibitor, currently being tested in an open label, exploratory Phase 1 clinical trial

Competition in the treatment of critically ill, invasively mechanically ventilated COVID-19 patients

For treatment of critically ill, invasively mechanically ventilated COVID-19 patients, vilobelimab faces competition from currently used or approved therapeutics such as corticosteroids, the interleukin-1, or IL-1, inhibitor anakinra, IL-6 inhibitors such as tocilizumab, JAK-inhibitors such as baricitinib and anti-thrombotic therapy. Given the high medical need for effective treatments during the times of the COVID-19 pandemic, many different therapeutic entities and targets have been assessed for the treatment of this patient population. While the performance of clinical trials in a particular patient population is the prerequisite to be able to gain regulatory approval for the treatment of that particular patient population, several clinical trials have been conducted in other patient populations (e.g., hospitalized patients as opposed to our targeted sub-group of critically ill, invasively mechanically ventilated patients) and results of these trials have partly been extrapolated into our targeted population. Therefore, we believe that competition will mainly be faced by products developed for the intended use population.

Competition in HS

The following systemically administered products are currently approved and marketed to treat moderate to severe HS patients in the United States and Europe:

●	Adalimumab, a subcutaneously administered anti-TNF-alpha monoclonal antibody

●	Secukinumab, a subcutaneously administered anti-IL-17 alpha monoclonal antibody

●	Bimekizumab, a subcutaneously administered anti-IL-17A/F, monoclonal antibody

If we develop and receive approval for INF904 in HS, we would face competition from currently approved therapeutics such as adalimumab, secukinumab and bimekizumab, from topical therapies, including clindamycin, resorcinol and others, from intralesionally applied corticosteroids, from orally administered antibiotics such as tetracycline, clindamycin, rifampicin, metronidazole, cephalosporin, dapsone and others. In addition, a range of surgical procedures, laser and radiotherapy procedures are being investigated and used for the treatment of HS. Finally, we could face competition from additional systemically administered product candidates with different mechanisms of action currently under development that might receive approvals for HS before us:

●	Povorcitinib, an orally administered JAK1 inhibitor, currently in Phase 3 clinical development

●	Sonelokimab, a subcutaneously administered anti-IL-17A, IL-17F nanobody, currently in Phase 3 clinical development

●	Izokibep, a subcutaneously administered small therapeutic protein inhibitor of IL-17A, currently in Phase 3 clinical development, one Phase 3 trial completed

●	Udapacitinib, an orally administered JAK inhibitor, currently in Phase 3 clinical development

●	Spesolimab, an intravenously administered anti-IL-36R antibody, currently in Phase 3 clinical development

●	Lutikizumab, a subcutaneously administered anti-IL-1 alpha/beta antibody, currently in Phase 3 clinical development

●	SAR442970, a subcutaneously administered anti-TNF-OX40L nanobody, in Phase 2 clinical development

●	SAR444656, an orally administered IRAK degrader, in Phase 2 clinical development

●	Amlitelimab (SAR445229), a subcutaneously administered anti-OX40L antibody, in Phase 2 clinical development

●	Iscalimab, a subcutaneously administered anti-CD40 antibody, in Phase 2 clinical development

●	LYS006, an orally administered LTA4H inhibitor, in Phase 2 clinical development

●	MAS825, an orally administered TIM3 inhibitor, in Phase 2 clinical development

●	Remibrutinib, an orally administered BTK inhibitor, in Phase 2 clinical development

●	Ianalumab, a subcutaneously administered anti-BAFF-R antibody, in Phase 2 clinical development

●	Eltrekibart, a subcutaneously administered anti-CXC antibody, in Phase 2 clinical development

●	AVTX-009, a subcutaneously administered anti-IL-1beta antibody, in Phase 2 clinical development

●	Ruxolitinib cream, a topically applied JAK1/JAK2 inhibitor in Phase 2 clinical development

●	Orismilast, an orally administered PDE-4 inhibitor, in Phase 2 clinical development

●	Tofacitinib, an orally administered JAK inhibitor, in an ongoing Phase 2 studies in patients with Down Syndrome

Competition in Chronic Spontaneous Urticaria (CSU)

As of today, only approved drugs for Chronic Spontaneous Urticaria are:

●	Omalizumab, anti-IgE antibody (SC), on the market

●	Dupilumab, anti IL-4/IL-13 antibody (SC) on the market

If we would develop and receive approval for INF904 in CSU, we would face competition from currently approved systemically delivered therapeutics such as omalizumab and dupilumab, from systemic and/or topical anti-histaminic drugs, corticosteroids and others. Finally, we could face competition from additional systemically administered product candidates with varying mechanisms of action currently under development that might receive approvals for CSU before us.

●	Remibrutinib, an orally administered BTK inhibitor, currently in Phase 3 clinical development

●	Barzovolumab, a subcutaneously administered c-kit inhibitor, currently in Phase 3 clinical development

●	TLL-018, an orally administered JAK1/TYK2 inhibitor, currently in Phase 3 clinical development

●	Rilzabrutinib, an orally administered BTK inhibitor, currently in Phase 2 clinical development

●	TAS5315, an orally administered BTK inhibitor, currently in Phase 2 clinical development

●	Porvocitinib, an orally administered JAK1 inhibitor, currently in Phase 2 clinical development

●	HWH486, an orally administered BTK inhibitor, currently in Phase 2 clinical development

●	EP262, an orally administered MRGPRX2 antagonist, currently in Phase 2 clinical development

●	Briquilimab, c-kit inhibitor, currently in Phase 2 clinical development

●	AK006, an intravenously and subcutaneously administered anti-Siglec-6 antibody, completing Phase 1 clinical trials

Summary

The key competitive factors affecting the success of our product candidates, if approved or authorized, are likely to be their efficacy, safety, dosing convenience, price and degree of market acceptance, as well as our or our partners marketing capabilities, the level of competition and the availability of reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, even if our product candidates are approved for marketing and sale, they may fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community, including if physicians are reluctant to switch their patients from existing therapies (such as adalimumab for the treatment of HS). See “ITEM 3. KEY INFORMATION — D. Risk factors — Risks related to the discovery, development and commercialization of our product candidates—Even if one of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.”

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

Clinical trials to support BLAs or NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In Phase 1, the drug candidate is initially introduced into healthy human subjects or patients and is tested to assess its pharmacokinetic, or PK, properties, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer treatments, initial human testing has to be conducted in the intended patient population. Phase 2 usually involves trials in a limited and well-specified patient population to determine the effectiveness of the biologic for a particular indication, dosage tolerance and optimum dosage, and to identify common AEs and potential safety risks. If a drug candidate demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients, representing the future intended use population, typically at geographically dispersed clinical trial sites. These Phase 3 clinical trials are intended to establish data sufficient to demonstrate substantial evidence of the efficacy and safety of the product to permit the FDA to evaluate the overall benefit-risk relationship of the biologic or NCE and to provide adequate information for the labeling of the drug. Trials conducted outside of the United States under similar, GCP-compliant conditions in accordance with local applicable laws may also be acceptable to the FDA in support of product licensing.

Sponsors of clinical trials for investigational drugs must publicly disclose certain clinical trial information, including detailed trial design and trial results in public government databases. These requirements are subject to specific timelines and apply to most controlled clinical trials of FDA-regulated products.

After completion of the required clinical testing, a BLA (for a biologic) or an NDA (for an NCE) is prepared and submitted to the FDA. FDA review and approval of the BLA or NDA is required before marketing of the product may begin in the United States. The BLA or NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls, and must demonstrate the safety and efficacy of the product based on these results. The BLA or NDA must also contain extensive manufacturing information. The cost of preparing and submitting a BLA or NDA is substantial. Under federal law, the submission of most BLAs or NDAs is additionally subject to a substantial application user fee, as well as an annual program user fee, which may total several million dollars and are typically increased annually.

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

Emergency use authorization

The FDA can facilitate the availability and use of medical countermeasures needed during public health emergencies via EUA. When The United States Secretary of Health and Human Services, or HHS Secretary, declares that an EUA is appropriate, FDA may authorize unapproved medical products or unapproved uses of approved medical products to be used in an emergency to diagnose, treat or prevent serious or life-threatening diseases or conditions caused by chemical, biological, radiological or nuclear threat agents. For example, in January 2020, the HHS Secretary determined that a public health emergency, or PHE, existed (and has subsequently extended the declaration on numerous occasions,) that had a significant potential to affect national security or the health and security of U.S. citizens due to the emergence and spread of COVID-19. Based on this determination, the HHS Secretary also declared that circumstances existed justifying EUA of certain medical products. The EUA declaration is distinct from the PHE declaration. As long as the applicable EUA declaration and determination remains in effect, an EUA may remain in effect beyond the duration of the PHE declaration if all other statutory conditions are met. Even if the EUA declaration remains in effect ,the FDA may revoke the EUA at any time if certain circumstances or criteria are met. We have been granted the EUA for GOHIBIC (vilobelimab), for the treatment of COVID-19 in hospitalized adults when initiated within 48hours of receiving IMV or ECMO.

Adverse event reporting an cGMP compliance

Adverse event reporting and submission of periodic reports are required following FDA approval of a BLA or NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product, or may place conditions on an approval that could restrict the distribution or use of the product. In addition, manufacture, packaging, labeling, storage and distribution procedures must continue to conform to current cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals, request product recalls or impose marketing restrictions through labeling changes or product removals if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

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

Accelerated approval

The FDA instituted its accelerated approval program to allow for earlier approval of drugs that treat serious conditions, and fill an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. The use of a surrogate endpoint can considerably shorten the time required prior to receiving FDA approval. Drug companies are still required to conduct studies to confirm the anticipated clinical benefit. These studies are known as Phase 4 confirmatory trials. If the confirmatory trial shows that the drug actually provides a clinical benefit, then the FDA grants traditional approval for the drug. If the confirmatory trial does not show that the drug provides clinical benefit, FDA has regulatory procedures in place that could lead to removing the drug from the market.

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

EU approval process

The European Medicines Agency, or EMA is a decentralized scientific agency of the European Union. It coordinates the evaluation and monitoring of centrally-authorized medicinal products. It is responsible for the scientific evaluation of applications for European marketing authorizations, as well as the development of technical guidance and the provision of scientific advice to sponsors. The EMA decentralizes its scientific assessment of medicines by working through a network of about 4,500 experts throughout the European Union, nominated by the member states. The EMA draws on resources of over 40 National Competent Authorities, or the NCAs, of EU member states. The Paul Ehrlich Institute, or PEI, is one of the NCAs for Germany, and regulates, among others, antibody products.

The process regarding approval of medicinal products in the European Union follows roughly the same lines as in the United States and generally involves satisfactorily completing each of the following:

●	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU Good Laboratory Practice regulations;

●	submission to the relevant national authorities of a clinical trial application or CTA for each trial in humans, which must be approved before the trial may begin in each country where patient enrollment is planned;

●	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

●	submission to the relevant competent authorities of a MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

●	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMP;

●	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

●	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

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

Centralized authorization procedure

Certain drugs, including medicinal products developed by means of biotechnological processes, must be approved via the centralized authorization procedure for marketing authorization. A successful application under the centralized authorization procedure results in a marketing authorization from the EC, which is automatically valid in all EU member states as well as in the other EEA, member states (namely Norway, Iceland and Liechtenstein). The EMA and the EC administer the centralized authorization procedure.

Under the centralized authorization procedure, the CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life-cycle. The CHMP is required to issue an opinion within 210 days of receipt of a valid application, though the clock is stopped when it is necessary to ask the applicant for clarification or further supporting data. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the CHMP concludes that the quality, safety and efficacy of the medicinal product is sufficiently proven, it adopts a positive opinion. The CHMP’s opinion is sent to the EC, which uses the opinion as the basis for its decision whether or not to grant a marketing authorization. If the opinion is negative, information is given as to the grounds on which this conclusion was reached.

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

Marketing authorization under exceptional circumstances

In exceptional circumstances and following consultation with the applicant, an authorisation may be granted subject to certain conditions, so called specific obligations (SOBs), in particular relating to the safety of the medicinal product, notification to the national competent authorities of any incident relating to its use, and action to be taken. MAs under exceptional circumstances can be granted under Article 14(8) of Regulation (EC) No 726/2004. An MA under exceptional circumstances is a type of marketing authorisation granted to medicines where the applicant is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the condition to be treated is rare or because collection of full information is not possible or is unethical.

Gohibic (vilobelimab) has been granted an MA under exceptional circumstances on January 13, 2025 for the treatment of adult patients with SARS-CoV2-induced acute respiratory distress syndrome (ARDS) who are receiving systemic corticosteroids as part of Standard of Care and receiving invasive mechanical ventilation (IMV) (with or without extracorporeal membrane oxygenation (ECMO)). The Specific Obligation to complete post authorisation measures for the Gohibic MA under exceptional circumstances is to submit annually (within the annual reassessment) results for the vilobelimab cohort in Just Breathe platform study, a double-blind, placebo controlled study enrolling patients with moderate to severe ARDS caused by COVID-19 and other viral and bacterial pulmonary infections and to submit updates on any new information concerning the efficacy and safety of Gohibic.

Continuation of the MA for Gohibic is linked to the annual re-assessment by EMA of the conditions mentioned above. The outcome of the annual re-assessment will reflect the status of fulfilment of the SOB(s) and the impact of the SOB data on the benefit / risk profile of the medicinal product and will conclude on whether the marketing authorisation should be maintained, varied or suspended based on the review of these two elements.

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

Other international regulations

In addition to regulations in the United States and Europe, a variety of foreign regulations govern clinical trials, commercial sales, and distribution of pharmaceutical products. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA or EC approval.

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

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those described under “ITEM 3. KEY INFORMATION — D. ‘Risk factors’ and Forward-Looking Statements.’”

For more information regarding our consolidated results, segment results, and liquidity and capital resources for the year ended December 31, 2024 as compared to the year ended December 31, 2023, refer to “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” in the Company’s 2024 Annual Report on Form 20-F, which information is incorporated herein by reference.

Overview

We are a biotechnology company pioneering anti-inflammatory therapeutics focused on applying our proprietary anti-C5a and C5aR technologies to discover, develop and commercialize first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, vilobelimab, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. In April 2023, we received the EUA from the FDA for GOHIBIC (vilobelimab) for the treatment of critically ill, invasively mechanically ventilated COVID-19 patients. Subsequently, in June 2023, we began the commercialization of GOHIBIC (vilobelimab) in the United States. In January 2025, we received EC approval for vilobelimab for the treatment of SARS-CoV-2-induced ARDS, under exceptional circumstances.

We are also developing vilobelimab for the treatment of PG, a chronic inflammatory skin disorder for which we are currently conducting a Phase 3 study.

Beyond PG, we have been developing vilobelimab to generate proof of concept data in a wide array of complement-mediated diseases with significant unmet medical needs. For this purpose, we have previously conducted Phase II studies with vilobelimab in HS, a chronic debilitating systemic inflammatory skin disease, in ANCA-associated vasculitis, or AAV, a rare and life-threatening autoimmune disease and in cSCC, where we have recently decided to cease the development for the time being, since further clinical development would require substantial resources and significantly extend the timeline of the ongoing clinical program. We decided to prioritize our efforts and to reallocate our resources towards the development of our orally available C5aR inhibitor INF904, an oral small-molecule drug candidate that targets the C5aR receptor. We plan on targeting complement-mediated, chronic autoimmune and inflammatory conditions for which an oral small molecule is the preferred route of administration for patients. We have recently completed a Phase I single ascending dose, or SAD, and multiple ascending dose, or MAD, study in healthy volunteers in which we were able to confirm the favorable safety profile and the superior pharmacokinetic and pharmacodynamic profile of INF904. We are currently conducting a Phase IIa trial with INF904 in CSU and HS, as well as additional required pre-clinical studies, including long-term chronic toxicology studies, to enable longer-term dosing of INF904 for chronic inflammatory diseases. We are also developing IFX002, a life-cycle management product for vilobelimab.

Since our inception in December 2007, we have devoted substantially all our resources to establishing our company, raising capital, developing our proprietary anti-C5a/C5aR technologies, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, vilobelimab and additional product candidates IFX002 and INF904. To date, we have only generated minimal product revenue and so far have primarily financed our operations through the issuance of securities in public offerings and private placements and through other income from various grants, including a grant awarded by the German federal government for certain research and development activities during the period from October 2021 to June 2023. Through this grant, we had received a total of €33.3 million to support the development of vilobelimab for the treatment of critically ill COVID-19 patients.

As of December 31, 2024, we had cash and cash equivalents of €18.4 million and €36.8 million in marketable securities.

Through an underwritten public offering in February 2025, we sold and issued an aggregate of 8,250,000 ordinary shares, at a price of $2.00 per share which have a nominal value of €0.12 per share and in lieu of ordinary shares to certain investors, pre-funded warrants to purchase up to 6,750,000 of the Company’s ordinary shares. The purchase price of each pre-funded warrant was equal to the price per share at which ordinary shares were sold to the public in this offering, minus $0.001, which is the exercise price of each pre-funded warrant. The aggregate gross proceeds from the offering were approximately $30 million, before deducting underwriting discounts and offering expenses.

As of December 31, 2024, we had an accumulated deficit of €332.2 million. We have incurred significant net operating losses in every year since our inception and expect to continue to incur comparable or increasing net operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year.

B.	Financial operations overview

A discussion of our financial condition and results of operations for the year ended December 31, 2023 can be found in our annual report on form 20-F, filed with the SEC on March 21, 2024.

Revenue

In June 2023, we began the commercialization of GOHIBIC (vilobelimab) in the United States. In connection with the start of the commercialization, we entered into agreements with certain subsidiaries of Cencora Inc. to act as a Group’s U.S. distributor to make GOHIBIC (vilobelimab) available for order by U.S. hospital customers.

Revenues reported are sales to end customers (hospitals). Sales to distributors do not constitute completion of the earnings process and, thus, do not result in the recognition of revenue for the Company under IFRS 15.

Cost of sales

Cost of sales consists of material, personnel and other costs associated with inventory sold and inventory write-downs in the period.

Other income

Other income as described herein results predominantly from government grants and research allowances recognized as income during the period.

Sales and marketing expenses

Sales and marketing expenses have consisted principally of:

●	external services for distribution of GOHIBIC to build the necessary commercial and logistical infrastructure, including external sales professionals;

●	marketing activities;

●	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization; and

●	professional services fees in conjunction with making GOHIBIC available to hospitals and patients in the U.S.

Research and development expenses

Research and development expenses have consisted principally of:

●	expenses incurred under agreements with CROs, contract development and manufacturing organizations, or CDMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

●	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization; and

●	professional fees for lawyers related to the protection and maintenance of our intellectual property.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as status of patient enrollment or clinical site activations for measuring services received and efforts expended. Research and development activities are central to our business model.

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

Results of operations

The Group is exposed to the exchange rate between Euros and U.S. dollars. As a result of the Company’s various registered offerings of ordinary shares in U.S. dollars, the Group holds significant cash, cash equivalents and marketable securities in U.S. dollars. This could have a material impact on our operating results.

The numbers below have been derived from our consolidated financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2024 and 2023

	2024	2023	Change
		(in €)
Revenues	165,789	63,089	102,700
Cost of sales	(3,317,039)	(532,262)	(2,784,777)
Gross profit	(3,151,250)	(469,173)	(2,682,077)
Marketing and sales expenses	(6,756,595)	(4,001,299)	(2,755,296)
Research and development expenses	(35,363,897)	(41,024,131)	5,660,234
General and administrative expenses	(13,024,441)	(12,628,756)	(395,685)
Other income and expenses (net)	5,287,319	13,215,264	(7,927,945)
Loss before interest and income taxes	(53,008,864)	(44,908,096)	(8,100,768)
Net financial result	6,949,679	2,240,566	4,709,113
Loss before tax	(46,059,185)	(42,667,529)	(3,391,656)
Income tax expense	(5,217)	—	(5,217)
Loss for the period	(46,064,402)	(42,667,529)	(3,396,873)
Exchange differences on translating operations in foreign currency	58,344	125,085	(66,741)
Total comprehensive loss	(46,006,058)	(42,542,444)	(3,463,614)

Revenues

	2024	2023	Change
		(in €)
Revenues	165,789	63,089	102,700
Total	165,789	63,089	102,700

For the twelve months ended December 31, 2024, we realized revenues from product sales of GOHIBIC (vilobelimab) in the amount of €0.2 million, which represents an increase of €0.1 million compared to the prior year.

Cost of sales

	2024	2023	Change
		(in €)
Cost of sales	3,317,039	532,262	2,784,777
Total	3,317,039	532,262	2,784,777

Cost of sales expenses increased by €2.8 million for the year ended December 31, 2024 compared to the corresponding costs for the year ended December 31, 2023 primarily due to higher inventory write-downs of €2.8 million. The write-down of inventories is due to quantities on-hand exceeding quantities expected to be sold prior to expiry.

Marketing and sales expenses

	2024	2023	Change
		(in €)
Third-party expenses	2,010,120	1,021,082	989,038
Marketing expenses	1,573,628	830,076	743,552
Personnel expenses	1,806,151	1,040,587	765,564
Legal and consulting fees	910,146	1,054,971	(144,825)
Other expenses	456,550	54,581	401,969
Total marketing and sales expenses	6,756,595	4,001,299	2,755,296

Marketing and sales expenses for the twelve months ended December 31, 2024 increased by €2.8 million compared to the twelve months ended December 31, 2023. This increase is due to 2024 being the first full year of commercial efforts for GOHIBIC (vilobelimab) in the United States. For the twelve months ended December 31, 2023 marketing and sales expenses were only incurred during the second half of the year.

Other expenses include mainly travel and related expenses.

Research and development expenses

	2024	2023	Change
		(in €)
Third-party expenses	23,113,874	31,802,983	(8,689,109)
Personnel expenses	8,390,010	6,776,853	1,613,157
Other expenses	3,860,013	2,444,295	1,415,718
Total	35,363,897	41,024,131	(5,660,234)

Research and development expenses decreased by €5.7 million for the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily due to lower third-party costs from manufacturing development activities and from clinical trials, which decreased by €8.7 million, offset by €1.6 million higher personnel expenses and €1.4 million higher other expenses compared to the previous year. Personnel expenses increased mainly due to increasing headcount as well as higher equity-settled share-based compensation.

Other expenses include a one-off milestone payment of $1.0 million (€1.0 million) which became payable upon receiving marketing authorization in Europe in 2025.

General and administrative expenses

	2024	2023	Change
		(in €)
Personnel expenses	6,339,421	5,392,905	946,516
Legal, consulting and audit fees	2,851,390	3,239,809	(388,419)
Other expenses	3,833,630	3,996,042	(162,412)
Total	13,024,441	12,628,756	395,685

General and administrative expenses increased by €0.4 million to €13.0 million for the year ended December 31, 2024, from €12.6 million for the year ended December 31, 2023. This increase is comprised of higher personnel expense by €0.9 million and offset by €0.4 million lower other expenses associated with insurance expenses, as well as by €0.4 million lower legal, consulting and audit fees.

Other income

	2024	2023	Change
		(in €)
Other income from government grants and research allowances	5,081,772	13,155,250	(8,073,478)
Further other income	205,844	64,453	141,390
Total	5,287,616	13,219,704	(7,932,088)

Other income decreased by €7.9 million for the year ended December 31, 2024 compared to the year ended December 31, 2023 due primarily to lower income from government grants and research allowances. In June 2023, our grant from the German Ministry of Education and Research and the German Ministry of Health to support the development of vilobelimab for the treatment of severe COVID-19 patients ended. In 2024, upon qualifying for an allowance under the German Research Allowance Act, we recognized €5.1 million in income relating to expenses, eligible for reimbursement, which were incurred in the years 2020 to 2024. We remain eligible for reimbursement of eligible expenses to be incurred from 2025 to 2027.

Net financial result

	2024	2023	Change
		(in €)
Interest income	3,196,813	3,804,827	(608,014)
Interest expenses	(885)	(16,538)	15,653
Interest on lease liabilities	(19,770)	(19,090)	(680)
Net interest result	3,176,159	3,769,199	(593,040)
Foreign exchange income	6,876,161	5,529,389	1,346,772
Foreign exchange expense	(3,205,926)	(7,371,261)	4,165,335
Net foreign exchange result	3,670,235	(1,841,872)	5,512,107
Other financial result	103,285	313,240	(209,955)
Net financial result	6,949,679	2,240,566	4,709,114

Net financial result increased by €4.7 million to €6.9 million for the year ended December 31, 2024 compared to €2.2 million for the year ended December 31, 2023. This overall net increase is mainly attributable to an increase of €5.5 million in foreign exchange result, offset by €0.6 million lower interest income from marketable securities compared to the year ended December 31, 2023.

Comparison of the years ended December 31, 2023 and 2022

A discussion of the financial results for the year ended December 31, 2023 as compared to the year ended December 31, 2022 can be found in the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Financial operations overview—Comparison of the years ended December 31, 2023 and 2022” in our annual report on form 20-F, filed with the SEC on March 21, 2024.

C.	Liquidity and capital resources

Overview on cash requirements and sources of liquidity

Since inception, we have incurred significant operating losses mainly from our research and development activities and G&A costs. For the years ended December 31, 2024 and 2023, we incurred net losses of €46.1 million and €42.7 million, respectively. Our primary uses of cash are for working capital, operating leases and general corporate purposes.

Our primary sources of funds are proceeds from the sale of our shares including our initial public offering and follow-on offerings. Additionally, in 2021, we were awarded a grant from the German federal government under which we received €33.3 million between October 2021 and June 2023. The grant period ended on June 30, 2023.

In 2024, we qualified for an allowance under the Forschungszulagengesetz (Research Allowance Act) in Germany, a law designed to promote research and development. Under this allowance, we became eligible for reimbursement, by the German federal government, of a portion of certain eligible R&D expenses incurred from 2020 through 2027. For financial reporting purposes, under IFRS, we recognize the allowance as a government grant. Upon qualifying for the allowance, we recognized €5.1 million in income relating to eligible expenses which were incurred in the years 2020 to 2024. We remain eligible for reimbursement of expenses to be incurred from 2025 to 2027.

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

On June 30, 2023, we filed a Form F-3 (2023-Registration Statement) with the SEC with respect to the offer and sale of securities of the Company, which became effective on July 11, 2023. The aggregate initial offering price of the securities that the Company may offer and sell under this prospectus will not exceed $250 million. In 2024, we subsequently filed a prospectus supplement with the SEC relating to an at-the-market program providing for the sale of up to $75.0 million of our ordinary shares over time pursuant a sales agreement with Leerink Partners LLC, or the Sales Agreement.

We did not issue any ordinary shares under the 2023-Registration Statement in 2023. As of December 31, 2024, we had issued 468,438 ordinary shares under the Sales Agreement, resulting in €0.8 million in net proceeds with a remaining value authorized for sale under the Sales Agreement of $73.8 million.

In January and February 2025, we issued an additional 145,420 ordinary shares under its Sales Agreement, resulting in $353,000 in net proceeds.

In February 2025, we completed an underwritten public offering of an aggregate of 8,250,000 ordinary shares and pre-funded warrants to purchase 6,750,000 ordinary shares. The ordinary shares were sold at a price of $2.00 per share with a nominal value of €0.12 per share. The public offering price for each pre-funded warrant was equal to the price per share at which the ordinary shares were sold to the public, minus $0.001, which is the exercise price of each pre-funded warrant. The gross proceeds from the offering amounted to approximately $30 million before deducting underwriting discounts and offering expenses.

Our working capital did not include any indebtedness in 2024 or in 2023.

Our cash and cash equivalents amounted to €18.4 million as of December 31, 2024 (2023: €12.8 million). We also held marketable securities valued at €36.8 million (2023: €85.6 million) as of December 31.2024. Our cash and cash equivalents primarily consist of cash denominated in U.S. dollars and euros in bank deposit accounts. Our marketable securities consist of quoted debt securities issued by financial institutions with investment grade credit ratings (BBB+ to AAA). Our cash is deposited at banks with equally high credit ratings as assessed by international rating agencies.

We expect to finance our future operations and working capital needs in the near future predominantly with our cash and cash equivalents and proceeds from the sale of our marketable securities and with the sale of new shares.

Cash flows - comparison of the years ended December 31, 2024 and 2023

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2024 and 2023:

	2024	2023
	(in €)
Net cash used in operating activities	(48,556,690)	(37,812,966)
Net cash (used in)/from investing activities	52,364,354	(17,696,616)
Net cash from financing activities	386,446	52,986,269
Cash and cash equivalents at the beginning of the period	12,767,943	16,265,355
Exchange (losses)/gains on cash and cash equivalents	1,413,926	(974,099)
Cash and cash equivalents at the end of the period	18,375,979	12,767,943

Net cash used in operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased to €48.6 million in the year ended December 31, 2024, from €37.8 million in the year ended December 31, 2023, mainly due to lower income recognized from the German federal government grants and research allowances.

Net cash used in investing activities

Net cash used from investing activities during the year ended December 31, 2024 amounted to €52.4 million due to lower purchases than proceeds of sales of marketable securities. During the previous year ending on December 31, 2023, we had a net cash outflow of €-17.7 million due to more cash outflows from the purchase of marketable securities than inflows from the proceeds from sales of marketable securities.

Net cash from financing activities

Net cash generated from financing activities decreased to €0.4 million in the year ended December 31, 2024 from €53.0 million in the year ended December 31, 2023 primarily due to lesser proceeds from share issuances. In 2023, we had share issuances through the underwritten public offering of April 2023 and through utilization of the at-the market offering program in 2023. Net cash generated from our at-the market offering program in 2024 amounted to €0.8 million.

Contractual obligations and commitments

The table below sets forth our operating expenses and capital expenditures from contractual obligations as of December 31, 2024.

	Payments due by Period
	Total	Less than 1 year	Between 1 and 3 Years	Between 3 and 5 Years	More than 5 years
			(in €)
Unavoidable contractual (CRO, CDMO) commitments and other contractual obligations under operating contracts or services:	12,692,379	9,420,813	3,236,931	34,635	—
Contractual lease obligations (incl. capitalized leases)	838,139	424,328	413,811	—	—
Total	13,530,518	9,845,141	3,650,742	34,635	—

We enter into contracts with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors like CDMOs for clinical supply manufacturing or other services in the normal course of business. These contracts can usually be terminated with 30 to 180 days notice. In addition to this minimum duration, these contracts require full payment for services already commenced. In the table above, the amounts for unavoidable contractual obligations assumes that the contracts were terminated on December 31, 2024 and would then continue to run for approximately 30 to 360 days.

Contractual lease obligations

Contractual lease obligations mainly consist of payments pursuant to non-cancellable lease agreements relating to our leases of office and laboratory space. The lease term of our premises in Jena, Germany expires in December 2025. The lease term of our premises in Planegg-Martinsried, Germany expires in May 2027. The lease term of our premises in Ann Arbor, Michigan, United States expires in April 2026.

Funding requirements for future capital expenditure

We believe that our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 18 months.

We anticipate that our expenses will increase in the next years in connection with our ongoing activities. In particular, we anticipate that we might expand our sales and marketing efforts for GOHIBIC (vilobelimab) in the United States, we might advance our Phase 3 clinical development program with vilobelimab in PG, pursue the further clinical development for INF904 and will advance preparation of necessary submission documents for additional regulatory submissions to the EMA and for a full BLA submission to the FDA beyond the received EUA as granted by the FDA in April 2023 for GOHIBIC (vilobelimab). We will also explore clinical development of vilobelimab in several other indications. We also plan to continue clinical development of INF904 and to initiate Phase 2 clinical trials once we selected the appropriate indications. We also plan to continue preclinical development of IFX002. We plan to initiate new research and preclinical development efforts. If clinical data is supportive, we may seek marketing approval for any product candidates that we successfully develop. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts.

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

See “ITEM 4. INFORMATION ON THE COMPANY — B. Business overview — Our intellectual property.”

E.	Trend information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”).

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of Directors and senior management team

The following table presents information about our Board of Directors and senior management as of the date of this Annual Report.

Name	Position	Age	Initial year of appointment at InflaRx GmbH, InflaRx N.V. or InflaRx Pharmaceuticals Inc. (as applicable)
Niels Riedemann	Executive Director and Chief Executive Officer	53	2007
Renfeng Guo	Executive Director and Chief Scientific Officer	54	2007
Thomas Taapken	Chief Financial Officer	59	2020
Camilla Chong	Chief Medical Officer	59	2023
Derval O’Carroll	Senior Vice President, Global Head of Regulatory Affairs and Compliance	59	2023
Nicolas Fulpius	Non-Executive Director and Chairman of the Board	51	2007
Richard Brudnick	Non-Executive Director	68	2019
Mark Kubler	Non-Executive Director	50	2015
Anthony Gibney	Non-Executive Director	54	2021
Hege Hellstrom	Non-Executive Director	59	2023

The terms for which Mark Kubler and Anthony Gibney have been appointed to the Board of Directors, will expire in 2028 and the terms for which Richard Brudnick, Nicolas Fulpius, Renfeng Guo, Niels Riedemann and Hege Hellstrom have been appointed to the Board of Directors will expire in 2026.

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

Richard Brudnick. Richard Brudnick currently serves as Chief Business Officer for Prime Medicine, Inc., a leader in the field of gene editing. Prior to joining Prime Medicine, Mr. Brudnick was Chief Business Officer and Head of Strategy for Codiak BioSciences, a leader in the field of exosome therapeutics. Before Codiak, Mr. Brudnick was Executive Vice President of Business Development and Alliance Management at Bioverativ, Inc., a company he helped found in 2016. Until Bioverativ’s acquisition by Sanofi in March 2018, Mr. Brudnick led business development efforts to build a significant pipeline in rare blood disorders, including an acquisition, a multi-product collaboration and additional scientific collaborations and licenses. Mr. Brudnick joined Bioverativ at its spin-off from Biogen where, over the course of nearly 15 years, he initiated, led and completed transactions that led to several of the company’s marketed products and late-stage pipeline. Mr. Brudnick also was CEO of a regional pharmaceutical distribution business, which he sold to a strategic buyer; co-founded two companies; and was a strategy consultant at Bain & Company. He holds bachelor and advanced degrees from MIT and serves on the board of directors of Scholar Rock, Inc.

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

Anthony Gibney has served as a director of InflaRx since April 2021. Mr. Gibney is an experienced biotechnology executive and former investment banker who brings over 25 years of experience dedicated to advising biotechnology companies in the U.S. and Europe on business strategy, collaboration transactions, financings, and mergers and acquisitions. Most recently, Mr. Gibney served as the Executive Vice President, Chief Business & Strategy officer of Iveric Bio, Inc. until the company’s acquisition by Astellas Pharma Inc. in July 2023. Prior to that, Mr. Gibney served as Chief Financial Officer and Chief Business Officer at Fog Pharmaceuticals, Inc., where he oversaw its business development, strategy and finance functions, and he served as Executive Vice President and Chief Business Officer at Achillion Pharmaceuticals, where he led the sale of Achillion to Alexion Pharmaceuticals, Inc. in 2020. Before Achillion, Mr. Gibney was a Managing Director and Co-head of the biotechnology investment banking team at Leerink Partners LLC, and Managing Director of Merrill Lynch’s healthcare group. He currently serves on the boards of directors of LAPIX Therapeutics, Inc. and Clearside Biomedical, Inc. Mr. Gibney received a B.A. in Economics and a B.A. in History from Yale University.

Hege Hellstrom is currently Chief Commercial Officer in Advicenne, a French pharmaceutical company specializing in the development of innovative treatments in Nephrology. She is a non-executive board member of Vivesto AB since 2019 and Camurus AB since 2020, both public Swedish companies and she is also a member of the Audit Committee in both companies. Mrs. Hellstrom is a non-executive board member of Guard Therapeutics, a Swedish public company since 2024. She is the founder and managing director of Belnor BV, an investment and consulting company. Mrs. Hellstrom has more than 30 years’ experience in sales, marketing, strategy development, commercialization, partner alliances and executive management. From 2013 to 2018, she worked as President Europe, Middle East, North Africa and Russia in Sobi, a Swedish biopharmaceutical company where she led several launches in rare diseases such as haemophilia and metabolic diseases. Before Sobi, she worked in Genzyme for 11 years in roles ranging from General manager in Benelux to head of Renal and Endocrine business in Europe, LATAM and JAPAC. When Genzyme was acquired by Sanofi she continued as Global Vice-president of Cardiovascular products in Sanofi. Before Genzyme she worked in Baxter Healthcare for 13 years. Mrs. Hellstrom holds a B.Sc., Biomedical Laboratory Scientist from Oslo Metropolitan University, Norway.

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

Senior management

Thomas Taapken, Chief Financial Officer. Dr. Taapken joined lnflaRx as CFO in 2020. He has over 25 years of experience in senior management positions within the life sciences sector and as a venture investor. He has previously held positions as CFO of Medigene AG (publicly listed in Germany), as CEO and CFO of Epigenomics AG (publicly listed in Germany), where he led the company’s efforts in gaining regulatory approval for the company’s lead product with the FDA and oversaw its subsequent introduction into the US market, and as CFO at Biotie Therapies (publicly listed in Finland, now part of Acorda Therapeutics) and its predecessor companies. Before that he was a venture investor for 7 years with Deutsche Venture Capital (DVC) and Burrill & Co. in the US. Dr. Taapken started his career at Hoechst AG (now Sanofi). He holds a Ph.D. in organic chemistry from the Technical University of Berlin and he also studied economics, chemistry and physics at the University of Göttingen. Dr. Taapken is a Board member of Scibase AB since 2017, he was Chairman of the Board at lmcyse SA from June 2019 until May 2024.

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

Derval O’Carroll, Senior Vice President Regulatory Affairs and Quality Assurance. Ms. O’Carroll joined InflaRx as VP, Head of Regulatory Affairs in 2022. She has over 30 years of experience in Regulatory Affairs with the last 19 years in senior management positions contributing strategically to global product development and commercialization activities. She has previously held positions as VP, Global Regulatory and Quality at rare disease company Amryt Pharmaceuticals for five years, Senior Director of Regulatory Affairs at rare disease company Travere for 2 years and Managing Consultant at Regulatory Consultancy, Real Regulatory for 11 years, where she worked on numerous drug development programs for international clients. She gained prior experience in a number of roles which included drug, device and IVD products. Ms. O’Carroll has a proven track record of leading global registration activities for innovative new products and is experienced in guiding teams through the FDA and EMA regulatory agency interactions for pre-authorization, authorization and complex post marketing commitments. She holds an M.Sc in Biochemistry and an M.B.A from University College, Dublin.

B.	Compensation

Compensation of directors and senior management

The aggregate compensation, including benefits in kind, accrued or paid to our executive management, or senior management, with respect to the year ended December 31, 2024, for services in all capacities amounted to €5,746,059. In 2024, we granted options to purchase 1,450,000 ordinary shares to our board of directors, or Board of Directors, and our Senior Management.

The aggregate compensation, including benefits in kind, accrued or paid to our non-executive directors with respect to the year ended December 31, 2024, for services in all capacities amounted to €601,879. In 2024 we granted options to purchase 165,000 ordinary shares to our non-executive Directors.

We refer to Note C.10. share-based payments of directors, senior management and non-executive directors.

	Stock options outstanding as of January 1, 2024	Stock options granted in 2024	Stock options exercised in 2024	Stock options outstanding as of December 31, 2024	weighted average exercise price in €	weighted average remaining contractual life
Stock options not exercised 2024
Senior Management including executive directors
Prof. Niels C. Riedemann, CEO	2,837,714	635,000		3,472,714	1.73	5.97
Prof. Renfeng Guo, CSO	2,244,697	500,000		2,744,697	1.79	6.05
Thomas Taapken, CFO	507,002	210,000		717,002	1.81	7.06
Camilla Chong, CMO	150,000	60,000		210,000	3.04	8.66
Derval O’Carroll, Senior Vice President, Global Head of Regulatory Affairs and Compliance	45,000	45,000		90,000	1.94	8.50
	5,784,413	1,450,000		7,234,413
Non-executive Directors
Nicolas Fulpius, Chairman, and Member of the Audit Committee	164,065	45,000		209,065	1.81	6.51
Anthony Gibney, Chairman of the Audit Committee	88,085	30,000		118,085	1.82	7.14
Richard Brudnick, Member of the Audit Committee	104,850	30,000		134,850	1.81	6.85
Mark Kübler, Member of the Audit Committee	128,172	30,000		158,172	1.72	5.81
Hege Hellstrom	22,500	30,000		52,500	2.60	8.76
	6,292,085	1,615,000		7,907,085

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

As of December 31, 2024, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our senior managers or directors.

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

Board of Directors

The Board of Directors is composed of seven members throughout the period under review, two of whom are executive directors. Our executive directors and the chairman of our board shall initially serve for four-year terms and our other non-executive directors shall initially serve for three-year terms, in each case until the earlier of their successors being duly appointed, their resignation or their removal. After these terms, our directors may be nominated for re-appointment for such terms as may be deemed appropriate by the Board of Directors. For the years of the directors’ initial appointment and term expiration dates, see A. Directors and senior management.

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

Board Diversity Matrix (As of March 20, 2025)
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

Board committees

Audit committee

The audit committee currently consists of Mr. Richard Brudnick, Mr. Nicolas Fulpius, Mr. Anthony Gibney, and Mr. Mark Kubler. Mr. Anthony Gibney is the audit committee’s chair. The audit committee assists the Board of Directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the recommendation for appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The Board of Directors has determined that each member of the audit committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and each qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter has been posted on our website.

The audit committee’s responsibilities include:

●	recommending the appointment of the independent auditor to the general meeting of shareholders;

●	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

●	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full supervisory board on at least an annual basis;

●	reviewing and discussing with the Board of Directors and the independent auditor the audit plan as well as our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

●	overseeing the effectiveness and integrity of the internal audit function, ensuring its independence, objectivity, and adherence to established policies and procedures;

●	reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements;

●	reviewing internal audit results, including the effectiveness of the design and operation of our internal controls;

●	reviewing the operation of and our compliance with our code of ethics;

●	reviewing the operation of our compliance with our investment policy regulating all cash investment decisions regarding the investment of available cash amounts and the maintenance of the cash investment portfolio of all Company’s entities including all currency exchange transactions; and

●	reviewing the operation of our risk management system;

●	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy and reviewing potential conflicts of interest involving our directors.

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

The compensation committee’s responsibilities include:

●	identifying, reviewing and approving corporate goals and objectives relevant to compensation of our executive officers and directors;

●	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

●	determining any long-term incentive component of each executive officer’s compensation in line with the compensation policy and reviewing our executive officer compensation and benefits policies generally;

●	preparing periodic compensation reports for the Board of Directors;

●	review and recommendation to the Board of Directors for approval of the amendment or modification of the Company’s “clawback” policy;

●	reviewing and assessing risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on us; and

●	retaining or obtaining advice from a compensation consultant, legal counsel or other advisor as the compensation committee deems necessary or appropriate to carry out its responsibilities.

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

As of December 31, 2024, we had 74 employees, including 21 with M.D. or Ph.D. degrees. As of December 31, 2023, we had 66 employees, including 22 with M.D. or Ph.D. degrees.

E.	Share ownership

See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS —A. Major shareholders.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

As of December 31, 2024, we did not have an accounting restatement that required recovery of erroneously awarded incentive-based compensation pursuant to our clawback policy. As of as of December 31, 2024, there were no outstanding balances of erroneously awarded incentive-based compensation to be recovered from the application of the policy to a prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of December 31, 2024:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares (as of the date of such shareholder’s Schedule 13G filing for InflaRx N.V. with the SEC);

●	each of our directors and senior management; and

●	all directors and senior management as a group.

The number of ordinary shares beneficially owned by each entity, person or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power or to receive the economic benefit of ownership of the shares, as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2024 through the exercise of any option, warrant or other right. The percentage of shares beneficially owned is computed on the basis of 59,351,710ordinary shares outstanding as of December 31, 2024. Ordinary shares that a person has the right to acquire within 60 days of December 31, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and senior management as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. All shareholders have similar voting rights. As of December 31, 2024, 14,296,756 ordinary shares, representing approximately 24.1% of our issued and outstanding ordinary shares, were held by 10 U.S. record holders.

This table is based upon information supplied by our named senior management, directors, and principal shareholder, and Schedules 13D, and 13G filed with the SEC. The percentage of outstanding ordinary shares is computed on the basis of 59,351,710 ordinary shares outstanding as of December 31, 2024. Ordinary shares that a person has the right to acquire within 60 days of December 31, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o InflaRx N.V., Winzerlaer Str. 2, 07745 Jena, Germany.

	Ordinary Shares Beneficially Owned
	Number	Percent of
5% Shareholders
Entities affiliated with Suvretta Capital Management LLC(1)	5,733,910	9.7%
Directors and senior management
Niels Riedemann(2)	4,541,622	7.2%
Renfeng Guo(3)	4,506,841	7.3%
Thomas Taapken(4)	720,502	1.2%
Camilla Chong(5)	135,000	*
Derval O’Carroll(6)	90,000	*
Nicolas Fulpius(7)	676,986	1.1%
Richard Brudnick(8)	184,850	*
Mark Kubler(9)	1,118,187	1.9%
Anthony Gibney(10)	128,085	*
Hege Hellstrom(11)	52,500	*
All directors and senior management as a group (10 persons)	12,154,573	18.2%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	As per filing on Schedule 13G as of April 12, 2023, Aaron Cowen has beneficial ownership by virtue of his role as a control person of Suvretta Capital Management LLC. The address of Suvretta Capital Management LLC is 540 Madison Avenue, 7th Floor, New York, New York 10022.

(2)	Consists of (a) 1,068,908 ordinary shares, (b) 404,040 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on November 18, 2031, (c) 126,005 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, (d) 689,253 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on December 13, 2025, (e) 5,409 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on November 20, 2026, (f) 350,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $5.14 per share), which shall expire on January 4, 2031, (g) 112,007 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99 per share), which shall expire on July 1, 2031, (h) 548,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, (i) 55,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.44 per share, which shall expire on November 21, 2032, (j) 548,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, and (k) 635,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034.

(3)	Consists of (a) 1,762,144 ordinary shares, (b) 336,672 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on November 18, 2031, (c) 623,610 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on December 13, 2025, (d) 5,409 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on November 20, 2026, (e) 275,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $5.14 per share), which shall expire on January 4, 2031, (f) 88,006 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99 per share), which shall expire on July 1, 2031, (g) 430,500 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, (h) 55,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.44 per share, which shall expire on November 21, 2032, (i) 430,500 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, and (k) 500,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034.
(4)	Consists of (a) 3,500 ordinary shares, (b) 150,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.83 per share), which shall expire on September 17, 2028, (c) 50,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $5.14 per share), which shall expire on January 4, 2031, (d) 32,002 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99 per share), which shall expire on July 1, 2031, (e) 110,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, (f) 55,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.44 per share, which shall expire on November 21, 2032, (g) 110,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, and (h) 210,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034.
(5)	Consists of (a) 75,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $3.89 per share, which shall expire on July 7, 2033, and (b) 60,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034.
(6)	Consists of (a) 20,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.44 per share, which shall expire on November 21, 2032, (b) 25,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, and (c) 45,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034.

(7)	Consists of (a) 467,921 ordinary shares, (b) 34,464 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on December 13, 2025, (c) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $5.14 per share), which shall expire on January 4, 2031, (d) 9,601 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99 per share), which shall expire on July 1, 2031, (e) 45,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, (f) 45,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, and (g) 45,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034.
(8)	Consists of (a) 50,000 ordinary shares, (b) 18,450 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on February 4, 2027, (c) 20,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $5.14 per share), which shall expire on January 4, 2031, (d) 6,400 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99 per share), which shall expire on July 1, 2031, (e) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, and (f) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, and (g) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034.
(9)	Consists of (a) 960,015 ordinary shares, (b) 7,308 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, (c) 34,464 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on December 13, 2025, (d) 20,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $5.14 per share), which shall expire on January 4, 2031, (e) 6,400 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99 per share), which shall expire on July 1, 2031, (f) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, and (g) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, and (h) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034.
(10)	Consists of (a) 10,000 ordinary shares, (b) 11,667 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $22.75 per share), which shall expire on February 7, 2026, (c) 16,418 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99) per share, which shall expire on July 1, 2031, (d) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, and (e) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, and (f) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034.
(11)	Consists of (a) 22,500 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $4.19 per share, which shall expire on May 31, 2033, and (b) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034.

Significant changes in ownership by major shareholders

In January and February 2025, the Company issued 145,420 ordinary shares under its at-the-market program, resulting in $353k in net proceeds. In February 2025, the company completed an underwritten public offering of an aggregate of 8,250,000 ordinary shares and pre-funded warrants to purchase 6,750,000 ordinary shares. The ordinary shares were sold at a price of $2.00 per share with a nominal value of €0.12 per share. The public offering price for each pre-funded warrant was equal to the price per share at which the ordinary shares were sold to the public, minus $0.001, which is the exercise price of each pre-funded warrant. In addition, InflaRx granted the underwriters a 30-day option to purchase up to an additional 2,250,000 ordinary shares. The gross proceeds from the offering were approximately $30 million before deduction of the underwriting discount and estimated offering expenses.

Suvretta Capital Management LLC and affiliated entities filed a Schedule 13G as of April 12, 2023, stating a shareholding of 5,733,910 shares, which resulted in a holding of 9.7% in the Company as of December 31, 2024.

B.	Related party transactions

The following is a description of related party transactions we have entered since January 1, 2024 with any of our officers, directors and the holders of more than 5% of our ordinary shares.

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

From time to time we are involved in legal proceedings that arise in the ordinary course of business. We believe that the outcome of these proceedings, if determined adversely, will not have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and our employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. For an additional discussion of certain risks associated with legal proceedings, see “ITEM 3. KEY INFORMATION — D. Risk factors.”

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

A discussion of the significant changes in our business can be found under “ITEM 4. INFORMATION ON THE COMPANY — A. History and development of the company.”

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

Our shareholders adopted the Articles of Association included as Exhibit 1.1. to the Annual Report on form 20-F for the year ended December 31, 2023 filed with the SEC on March 21, 2024.

We incorporate by reference into this Annual Report the description of our Articles of Association contained in our F-3 registration statement (File No. 333-273058) originally filed with the SEC on June 30, 2023, and effective as of July 11, 2023, as amended. Such description sets forth a summary of certain provisions of our Articles of Association as currently in effect.

The Company’s Articles of Association in effect for the period under review was adopted by the annual general meeting on April 25, 2024, and is available on our website.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, who is eligible for the benefits of the Treaty and who is:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust, if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

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

As discussed above under “ITEM 8. FINANCIAL INFORMATION — A. Consolidated statements and other financial information — 1.3 Dividends and dividend policy,” we do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, subject to the PFIC rules described below, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). For so long as we are treated as a PFIC with respect to a U.S. Holder (or were treated as a PFIC with the respect to the U.S. Holder in the preceding taxable year), dividends paid to certain non-corporate U.S. Holders will not be eligible for taxation as “qualified dividend income.” To the extent we are not treated as a PFIC with respect to a U.S. Holder and were not treated as a PFIC with the respect to the U.S. Holder in the preceding taxable year (if for example in future years we cease to meet the threshold requirements for PFIC status and the U.S. Holder initially acquires our ordinary shares in a year in which we are not treated as a PFIC and we are not so treated thereafter or we were a PFIC with respect to a U.S. Holder for a year during which a U.S. Holder holds ordinary shares but the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ordinary shares), for so long as our ordinary shares are listed on Nasdaq or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to such a U.S. Holder that is not a corporation would generally be eligible for taxation as “qualified dividend income” if certain other requirements are met, which is generally taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. The amount of a dividend will include any amounts withheld by us in respect of German or Dutch income taxes. Subject to the PFIC rules described below, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code and dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

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

We believe it is likely that we were a PFIC for U.S. federal income tax purposes in 2022, 2023 and 2024, and we may be a PFIC in one or more future taxable years. In addition, we may, now or in the future directly or indirectly, hold equity interests in other PFICs, or a Lower-tier PFIC. Under the Code, generally a non-U.S. corporation will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. It is also possible that we will be a PFIC in any future taxable year because, among other things, (i) we currently own a substantial amount of passive assets, including cash and securities that may give rise to passive income, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ordinary shares.

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

General

The following is a general summary of section outlines certain material Dutch tax consequences of the acquisition, holding and disposal of our ordinary shares. This summary section does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this general summary section should be treated with corresponding caution. To the extent this summary relates to legal conclusions under current Netherlands tax law, and subject to the qualifications it contains, it represents the opinion of NautaDutilh N.V., our special Dutch counsel. Holders or prospective holders of shares should consult with their own tax advisors with regard to the tax consequences of investing in the shares in their particular circumstances. The discussion below is included for general information purposes only.

For the purposes of this discussion, it is assumed that we are a tax resident of Germany under German national tax laws since we intended to have, from our incorporation and on a continuous basis, our place of effective management in Germany. See Risk Factor “We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.”

Please note that this summary section does not describe the Dutch tax considerations for:

●	holders of our ordinary shares if such holders, and in the case of individuals, his or her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in the Company in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his or her partner (as defined in the Dutch Income Tax Act 2001, directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

●	holders of our ordinary shares if the shares held by such holders qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a taxpayer’s holder’s shareholding, or right to acquire, of 5% or more in a company’s nominal paid-up share capital (or, in certain cases, in voting rights) qualifies as participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

●	holders of our ordinary shares who are individuals for whom the shares or any benefit derived from the shares are a remuneration or deemed to be a remuneration for (employment) activities or services performed by such holders or certain individuals related to such holders, whether within or outside an employment relation, that provides the holder, economically speaking, with certain benefits that have a relation to the relevant work activities or services (as defined in the Dutch Income Tax Act 2001); and

●	holders of our ordinary shares which are entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the ordinary shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting)). Generally, a holder of our ordinary shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up share capital;

●	pension funds, investment institutions (fiscale beleggingsinstellingen), and tax-exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, entities that have a function comparable to an investment institution or a tax-exempt investment institution, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

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

Dividend withholding tax

We are incorporated under the laws of the Netherlands, and therefore a Dutch tax resident for Dutch domestic tax law purposes, including the Dutch Dividend Withholding Tax Act 1969. As such, we are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us (which withholding tax will not be borne by us but will be withheld by us from the gross dividends paid on the shares). We are however also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany. As long as we continue to have our place of effective management in Germany, and not in the Netherlands, under the convention Based on the so-called tie-breaker provision, or the Tie-Breaker Provision, included in Section 4(3) of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, or the double tax treaty between Germany and the Netherlands, as in effect on the date hereof, our tax residence in either the Netherlands or Germany for the purposes of the double tax treaty between Germany and the Netherlands should be determined based on our place of effective management. As long as we have our place of effective management continuously in Germany, and the Tie-Breaker Provision is not changed (for instance, by change in the reservations and choices made by Germany with respect to the application of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting), we will be considered to be exclusively tax resident in Germany for purposes of the double tax treaty between Germany and the Netherlands. Consequently, the Netherlands will be restricted to impose Dutch dividend withholding tax on dividends distributed by us pursuant to Section 10(5) of the double tax treaty between Germany and the Netherlands (and we will not be required to withhold Dutch dividend withholding tax). This exemption from withholding restriction does not apply to dividends distributed by us to a holder of our ordinary shares who is resident or deemed to be resident in the Netherlands for Dutch personal income tax purposes or Dutch corporate income tax purposes or to a holder of our ordinary shares that is neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder, in which events the following applies. See Risk Factor “If we ever pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.”

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

The expression “dividends distributed” includes, among other things but it is not limited to:

●	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

●	liquidation proceeds, proceeds of redemption of shares, or proceeds of the repurchase of shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax, unless in case of a repurchase, a particular statutory exemption applies;

●	an amount equal to the par value of shares issued or an increase of the par value of shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

●	partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of shares have resolved in advance at a general meeting to make such repayment and the par value of the shares concerned has been reduced by an equal amount by way of an amendment of our Articles of Association. The term “net profits” includes anticipated profits that have yet to be realized.

Dutch Resident Individuals and Dutch Resident Entities can generally credit the Dutch dividend withholding tax against their income tax or corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. Dutch Resident Individuals generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch personal income tax liability and to a refund of any residual Dutch dividend withholding tax. The same applies to holders of our ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the shares are attributable to a Dutch permanent establishment of such non-resident holder.

Pursuant to legislation to counteract “Dutch domestic anti-dividend stripping rules,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary for Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention. As of January 1, 2024, more stringent rules apply to the setoff, exemption from, and reduction or refund of The burden of proof with respect to beneficial ownership of dividends rests on the Dutch tax authorities. If, however, a shareholder would receive dividends, including dividends on our ordinary shares, in a calendar year in respect of which an aggregate amount of EUR 1,000 in Dutch dividend withholding tax would otherwise be due based on the rate of 15%, to address situations where a claim for setoff, exemption, reduction or refund may align with the letter of Dutch tax law or a double taxation convention but goes against the underlying intention or spirit of the dividend stripping rules, as perceived by the legislator. In addition, the burden of proof in cases related to dividend stripping and beneficial owner status has in certain circumstances been shifted from the tax inspector to the person making a claim for a setoff, reduction or refund of or exemption from Dutch dividend withholding tax with respect to beneficial ownership of such dividends lies with the shareholder. Furthermore, for shares traded on a regulated market, including our ordinary shares, it has been codified that the record date is used when determining the person who is entitled to the dividend.

Conditional withholding tax on dividends (as of January 1, 2024)

Furthermore, it cannot be excluded that dividends distributed by us to certain related entities which are not resident in the Netherlands for Dutch tax purposes will become subject to a Dutch conditional withholding tax in certain specific situations (see below), irrespectively of the fact that we have our place of effective management in Germany and, therefore, are a tax resident of Germany under German national tax laws. As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to a related entities Related Entity (as defined below) resident in certain listed jurisdictions or in case of abusive arrangements (all within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021). The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (20242025: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (20242025: 25.8%).

For purposes of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021):

“Related Entity” means an entity (i) that has a Qualifying Interest in us or (ii) in which a third party has a Qualifying Interest if such third party also has a Qualifying Interest in us.

“Qualifying Interest” means a direct or indirectly held interest – either by an entity individually or, if an entity is part of a Qualifying Unity, jointly – that enables such entity or such Qualifying Unity to exercise a definitive influence over another entity’s decisions and allows it to determine that other entity’s activities (as interpreted by the European Court of Justice in case law on the right of freedom of establishment (vrijheid van vestiging)).

“Qualifying Unity” means entities acting together with the main purpose or one of the main purposes of avoiding Dutch conditional withholding tax at the level of any of those entities (kwalificerende eenheid).

Taxes on income and capital gains

Dutch resident entities

Any benefit derived or deemed to be derived from the ordinary shares held by a Dutch Resident Entity, including any capital gains realized on the disposal or deemed disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 20242025).

Dutch resident individuals

If a holder of ordinary shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is taxable subject to Dutch personal income tax at the progressive income tax rates (with a maximum of 49.5%, rate for 2025), if:

i.	the ordinary shares are attributable to an enterprise from which the holder of such shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being a shareholder, as defined in the Dutch Income Tax Act 2001); or

ii.	the holder of the ordinary shares is considered to perform activities with respect to such shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the ordinary shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

Taxation of savings and investments

If the above-mentioned conditions (i.) and (ii.) do not apply to the Dutch Resident Individual, the ordinary shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the ordinary shares are as such not subject to Dutch income tax.

The Dutch Resident Individual’s assets and liabilities taxed under this regime, including the ordinary shares, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the ordinary shares, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (b) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2025).

The deemed return applicable to other investments, including the ordinary shares, is set at 5.88% for the calendar year 2025. Transactions in the three-month period before and after January1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of ordinary shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

The current Dutch income tax regime for savings and investments was implemented in Dutch tax law following the decision of the Dutch Supreme Court (Hoge Raad) of December 24, 2021 (ECLI:NL:2021:1963), or the Decision. In the Decision, the Dutch Supreme Court ruled that the (old) system of taxation for savings and investments based on a deemed return may under specific circumstances contravene with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights, or the EC-Human Rights. A new court procedure is pending before the Dutch Supreme Court questioning whether the current tax system for savings and investments is in line with the Decision. On September 18, 2023 (ECLI:NL:PHR:2023:655) the Attorney General Wattel concluded that the new tax system is not in line with the Decision, except for the taxation of bank savings, as the system is, in short, still based on a deemed return rather than actual returns, and as a result, the regime contravenes with the EC-Human Rights. The decision of the Dutch Supreme Court is expected mid-2024. In addition, on September 8, 2023, the former cabinet published a law proposal for a new tax system for savings and investments on the basis of actual returns according to an asset accumulation system, the ‘Actual Return Box 3 Act’ (Wet werkelijk rendement box 3). The proposed system is expected to come into effect on January 1, 2027 at the earliest. On 6 and 14 June 2024, the Dutch Supreme Court (Hoge Raad) ruled that the current Dutch income tax regime for savings and investments in certain specific circumstances contravenes with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights, or the “Rulings. This is, in short, the case in the event the deemed return on the investment assets exceeds the actual return realized in respect thereof (calculated in line with the rules set out in the Rulings and successfully demonstrated by the taxpayer).

Holders of ordinary shares are advised to consult their own tax advisor to ensure that the tax in respect of the ordinary shares is levied in accordance with the applicable Dutch tax rules at the relevant time.

Non-residents of the Netherlands

A holder of our ordinary shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch income tax taxes on income or capital gains in respect of any payment under income derived or deemed to be derived from the ordinary shares or in respect of any gain or loss realized on the disposal or deemed disposal of the ordinary shares, provided that:

i.	such holder does not have an interest in an enterprise or a deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

ii.	in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) and does not otherwise derive benefits from the ordinary shares that are taxable as benefits from other activities in the Netherlands (resultaat uit overige werkzaamheden).

Gift and inheritance tax

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or on the death of, a holder of our ordinary shares who is resident or deemed to be resident in the Netherlands at the time of the gift or such holder’s death.

Non-residents of the Netherlands

No Dutch gift or inheritance taxes will arise on the transfer of our ordinary shares by way of gift by, or on the death of, a holder of the ordinary shares who is neither resident nor deemed to be resident in the Netherlands, unless:

●	in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

●	in the case of a gift of ordinary shares is made under a condition precedent, the holder of such ordinary shares is resident or is deemed to be resident of the Netherlands at the time the condition is fulfilled; or

the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.

For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 10 years preceding the date of the gift or his/her such person’s death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 12 months preceding the date of the gift. Applicable tax treaties may override deemed residency.

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

The taxable benefit for the year is calculated as follows:

i.	The Dutch Resident Individual’s assets and liabilities taxed under this regime, including the ordinary shares, are allocated over the following three categories: (a) bank savings, (b) other investments, including the ordinary shares, and (c) liabilities.

ii.	The return (rendement) in respect of these assets and liabilities is calculated as follows (the return is at a minimum nihil):

●	a deemed return on the fair market value of the actual amount of bank savings and cash on January 1 of the relevant calendar year; plus

●	a deemed return on the fair market value of the actual amount of other investments, including the ordinary shares, on January 1 of the relevant calendar year; minus

●	a deemed return on the sum of the fair market value of the actual amount of liabilities on January 1 of the relevant calendar year less the statutory threshold for liabilities (drempel).

iii.	The return percentage (%) (rendementspercentage) is calculated as follows:

o	by dividing the return calculated under (ii) above by the net investment assets for the year of the Dutch Resident Individual; multiplied by 100.

iv.	The taxable base (grondslag sparen en beleggen) is calculated as follows:

o	the net investment assets for the year of the Dutch Resident Individual; minus

o	the applicable statutory threshold.

v.	The taxable benefit for the year is equal to the taxable base calculated under (iv) above multiplied by the return percentage calculated under (iii) above.

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

Taxation of dividends

Withholding tax on dividends

Dividends distributed from a company to its shareholders are subject to withholding tax, subject to certain exemptions (for example, repayments of capital from the tax equity account (steuerliches Einlagekonto)), as further described. The withholding tax rate is 25% plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon (for a total of 26.375%) of the gross dividend approved by the ordinary shareholders’ meeting. Withholding tax is to be withheld and passed on for the account of the shareholders by a domestic branch of a domestic or foreign credit or financial services institution (Kredit- und Finanzdienstleistungsinstitut), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps and administers the shares and disburses or credits the dividends or disburses the dividends to a foreign agent, or by the securities custodian bank (Wertpapiersammelbank) to which the shares were entrusted for collective custody if the dividends are distributed to a foreign agent by such securities custodian bank, or the Dividend Paying Agent. In case the shares are not held in collective deposit with a Dividend Paying Agent, the Company is responsible for withholding and remitting the tax to the competent tax office.

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

The availability of an exemption from withholding tax in accordance with the EU Parent Subsidiary Directive or a double tax treaty and the aforementioned options for a refund of the withholding tax (with or without protection under a double taxation treaty) depends on whether certain additional prerequisites are fulfilled. The applicable withholding tax relief will only be granted if the preconditions of the German anti-avoidance rules, or Directive Override or Treaty Override, in particular Section 50d, paragraph 3 of the German Income Tax Act (Einkommensteuergesetz), are fulfilled.

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

a)	Corporations

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

b)	Sole proprietors

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

c)	Partnerships

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

Withholding tax on capital gains

For individual shareholders (individuals) resident in Germany holding shares as private assets, capital gains realized on the disposal of shares are subject to final withholding tax. Accordingly, capital gains will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon (in total 26.375%) and church tax, in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the shares and the expenses directly related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer- Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

Taxation of capital gains realized by shareholders tax resident in Germany holding shares as private assets

For individual shareholders (individuals) resident in Germany holding shares as private assets, capital gains realized on the disposal of shares are subject to final withholding tax. Accordingly, capital gains will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon (in total 26.375%) and church tax, in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the shares and the expenses directly related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer- Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

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

a)	Corporations

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

b)	Sole proprietors

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

c)	Partnerships

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

d)	Taxation of capital gains realized by shareholders tax resident outside of Germany

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

On January 22, 2013, the Council of the European Union approved the resolution of the ministers of finance from 11 EU member states (including Germany) to introduce Financial Transaction Tax, or FTT, within the framework of enhanced cooperation. On February 14, 2013, the EC accepted the proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax. The plan focuses on levying a financial tax of 0.1% (0.01% for derivates) on the purchase and sale of financial instruments.

A joint statement issued by 10 of the 11 participating EU member states in October 2016 reaffirmed the intention to introduce FTT. However, at the moment not many details are available. Thus, it is not known to what extent the elements of the EC’s proposal outlined in the preceding paragraph will be followed in relation to the taxation of shares. The FTT proposal remains subject to negotiation between the participating Member States and is subject to political discussion. It may therefore be altered prior to the implementation, the timing of which remains unclear. The EC has committed to putting forward a proposal by January 1, 2024 and has published a working paper in June 2023. However, it is not expected that any proposal would be agreed on in the short term. Additional EU member states may decide to participate. Prospective holders of the shares are advised to seek their own professional advice in relation to FTT.

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

As of December 31, 2024, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

B.	Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

C.	Attestation report of the registered public accounting firm

EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, or EY, an independent registered accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024, which expressed an unqualified opinion thereon, as stated in their report included herein. See “Reports of independent registered public accounting firm” on page F-2.

D.	Changes in internal control over financial reporting

There have been certain changes in our internal control over financial reporting during the period covered by this Annual Report, primarily relating to the implementation and expansion of internal controls over financial reporting for our operating subsidiary InflaRx Pharmaceuticals Inc. in the U.S.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that each of Mr. Anthony Gibney, Mr. Richard Brudnick, Mr. Nicolas Fulpius and Mr. Mark Kubler are audit committee financial experts, as that term is defined by the SEC, and all four are independent for the purposes of SEC and Nasdaq rules relating to the independence of the audit committee.

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

Audit fees in 2024 and 2023 amounted to €1.2 million and €1 million, respectively, to our principal accountants, EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft in connection with our annual audit, quarterly reviews, issuances of comfort letters and reviews of registration statements for the Company.

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

Not applicable

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

On December 11, 2024 we adopted an amended insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. The policy applies to our managing directors, supervisory directors, all employees and contractors and consultants and any of our direct or indirect subsidiaries. A copy of the insider trading policy is filed as an exhibit to this Annual Report.

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

The main cybersecurity risks we continuously monitor include threats and potential incidents resulting in the unavailability of central IT systems, the loss of critical business data, data theft, intellectual property theft, fraud, extortion, harm to employees and patients, violation of privacy laws and other litigation and legal risks, and risks to our reputation. The materialization of these cybersecurity threats may materially affect or may be reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. The unavailability of central IT systems for example, would result in an interruption or delay of any clinical development activities of the Company. The loss of critical business data such as the results of clinical study reports and underlying information, such as tables, listings and filings, could retrospectively destroy our work of several years of clinical development and respective cost. Data theft could, if critical, confidential or proprietary business data is concerned, result in a loss in strength of competition. Intellectual property theft can jeopardize our ability to generate revenue for our shareholders. Breach of privacy laws can put our employees and patients at risk of additional cybersecurity and personal risks, which could lead to a litigation and further costs for the Company. Cybersecurity risks may also result in our Company’s reputation being affected.

Executive management, our IT department and employees are the foundation of an effective cybersecurity risk management. We implemented IT security guidelines, which stipulate measures to securely handle personal data, the settings for a reasonably secure password for devices and software, the handling of mobile IT devices as well as the proper use of the internet and e-mail communication software. The Company also implemented two-factor-authentication to access and use a Company user account, including e-mail. All employees as well as all members of executive management are trained on IT security on a regular basis.

While we do not believe that our business strategy, results of operations or financial condition have been materially adversely affected by any cybersecurity incidents, we describe whether and how future incidents could have a material impact on our business strategy, results of operations or financial condition in “ITEM 3D. Risk factors—General risk factors—Cyber incidents or other failures in IT systems could result in information theft, data corruption and significant disruption of our business operations.” Additionally, although we have insurance coverage for cybersecurity events, there can be no assurance that we will be able to maintain our insurance coverage or it will be enough to cover the cost associated with one or more cybersecurity events. See “ITEM 3D. Risk factors—General risk factors—We may not be able to maintain sufficient insurance to cover us for potential litigation or other risks.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We responded to item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report, see pages F-1 to F-36 to this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of InflaRx N.V., dated August 25, 2021 (English language translation) (incorporated herein by reference to Exhibit 1.1. to the Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 22, 2023).
2.1	Registration Rights Agreement (incorporated herein by reference to Exhibit 4.2 to the post-effective amendment to the Company’s Registration Statement on Form F-1 (File No. 333-220962) filed with the SEC on November 9, 2017).
2.2+	Form of Senior Indenture (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3 (File No. 333-273058) filed with the SEC on June 30, 2023).
2.3+	Form of Subordinated Indenture (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-3 (File No. 333-273058) filed with the SEC on June 30, 2023).
2.4	Description of Rights of Each Applicable Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to our Annual Report on Form 20-F for the year ended December 31, 2022).
4.3†	Co-Development Agreement, dated December 28, 2015, between InflaRx GmbH and Beijing Defengrei Biotechnology Co. Ltd., as supplemented by Addendum No. 1 dated December 28, 2015 (incorporated herein by reference to Exhibit 10.3 to the Company’s Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-220962) filed with the SEC on November 7, 2017).
4.4	Addendum No. 2, dated as of November 9, 2022, between InflaRx GmbH and Beijing Defengrei Biotechnology Co. Ltd. (incorporated herein by reference to Exhibit 4.4 to the Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 22, 2023).
4.5	Addendum No. 3, dated as of December 21, 2022, between InflaRx GmbH and Staidson (Beijing) BioPharmaceuticals Co., Ltd., to the Co-Development Agreement, dated as of December 28, 2015 between InflaRx GmbH and Staidson (Beijing) BioPharmaceuticals Co., Ltd. (as successor to Beijing Defengrei Biotechnology Co. Ltd. (BDB)) (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K with the SEC on December 21, 2022).
4.6	Share Purchase Agreement, dated as of December 21, 2022, between InflaRx N.V. and Staidson Hong Kong Investment Company Limited (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K with the SEC on December 21, 2022).
4.7	Form of Indemnification Agreement for directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-220962) filed with the SEC on October 13, 2017).
4.8	InflaRx Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-221656) filed with the SEC on November 17, 2017).
4.9	Amendment to InflaRx Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-240185) filed with the SEC on July 30, 2020).
4.10	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.1 to our Current Report on Form 6-K, dated February 18, 2025).
8.1*	List of Subsidiaries.
11.1*	Insider Trading Policy
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft.
97.1*	Clawback Policy.
101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2024 formatted as inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*	Filed herewith.
+	Previously filed.
†	Confidential treatment granted as to portions of the exhibit. Confidential materials omitted and filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

InflaRx N.V.

	By:	/s/ Niels Riedemann
		Name:	Niels Riedemann
		Title:	Chief Executive Officer and Director

Date: March 20, 2025

	By:	/s/ Thomas Taapken
		Name:	Thomas Taapken
		Title:	Chief Financial Officer

Date: March 20, 2025

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of InflaRx N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of InflaRx N.V. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 20, 2025 expressed an unqualified opinion thereon.

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

Recognition of expenses from contract research organizations (“CROs”)

Description of the Matter

As discussed in Note B.3 to the consolidated financial statements, the Company recognizes research and development (R&D) expenses, which include costs charged by CROs for clinical trial activities. Total CRO expenses recognized in the year-ended December 31, 2024, amounted to €23.1 million and the related prepayments and accrued liabilities were €4.6 million and €6.6 million, respectively, as of December 31, 2024.

The Company’s determination of CRO expenses involves estimating a percentage-of-completion, whereby the degree to which services have been rendered for the individual project activities contracted from the CROs is assessed and estimated by management. While the Company’s estimates of CRO expenses are primarily based on information received related to each study from its CROs, the Company may need to make an estimate for costs incurred based on management judgment. Payments for these activities are based on the terms of the individual arrangements, which differ from the pattern of costs incurred.

Auditing CRO expenses was challenging, due to the judgement and subjectivity involved in management’s assessment of the progress of clinical trial activities, relative to the costs incurred, to estimate the related accrued liabilities and prepayments, and the evaluation of the completeness and accuracy of the data used in the estimate.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the Company’s estimation of CRO expenses. For example, we tested controls over management’s review of the estimated percentage-of-completion used in determining the amount of CRO expenses and the related impacts to prepayments and accrued liabilities.

To assess the accounting for CRO expenses, our audit procedures included, among others, testing the accuracy and completeness of the underlying data used in the percentage-of-completion estimates, by assessing the progress of the clinical trial activities through discussion with the Company’s R&D project managers and by reviewing progress reports, invoices, and other correspondence provided by the CROs to the R&D project managers. We inspected the Company’s CRO contracts, amendments, and pending change orders to assess whether the key financial and contractual terms align with the amounts recognized. We obtained, from certain of the Company’s CROs, external confirmation of information used by the Company in estimating the degree to which services have been rendered as of the reporting date. We also performed analytical reviews of quarterly fluctuations in the percentage-of-completion by CRO activity. We compared invoices received from and cash disbursements made to CROs prior to and following the end of the reporting period and evaluated credit memos received from CROs prior to and following the end of the reporting period.

Net realizable value of unfinished goods inventory

Description of the Matter

As discussed in Notes B.2, B.3 and D.5 of the consolidated financial statements, in 2024, the Company recognized a €2.7 million write-down of unfinished goods inventory resulting in a remaining carrying value of €6.8 million at December 31, 2024, all of which relates to its severe COVID-19 treatment GOHIBIC (vilobelimab). In order to value inventory, including unfinished goods, at the lower of cost or net realizable value, the Company reviews its inventory for excess amounts or obsolescence, primarily using estimates of expected future sales, which are sensitive to significant inputs and assumptions, such as expected medical need and expected market penetration. The amount of the inventory write-down recognized by the Company was determined by a multiple scenario analysis.

Auditing management’s estimate of the net realizable value of unfinished goods inventory, which is based, in part, on estimates of expected future sales, was complex and highly judgmental, due to the Company having a limited sales history. Additionally, these estimates rely, in part, on management’s assumptions about future events outside of the Company’s control, such as continuation of the emergency use authorization in the United States.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s estimate of the net realizable value of unfinished goods inventory.

To test management’s estimate of the net realizable value of unfinished goods inventory, we performed audit procedures that included, among others, comparing inputs used in developing assumptions of medical need to data points observable from United States government COVID-19 data and the Company’s clinical trial results for GOHIBIC (vilobelimab). We also compared inputs used in developing assumptions for market penetration, to studies on market share achievable in the pharmaceutical industry. We performed sensitivity analyses over the medical need and market penetration assumptions. We compared management’s historical forecast to actual sales. We developed alternative scenarios of expected future sales and compared these scenarios to management’s scenarios to assess their sensitivity. We evaluated management’s comparison of unfinished goods inventory to the estimates of expected future sales, which included consideration of applicable inventory expiration dates. Additionally, we evaluated the reasonableness of management’s assessment of the probability that the emergency use authorization in the United States remains in place, by reference to correspondence with the relevant regulatory authorities and inquiries of management in relation to the Company’s actions to maintain the authorization. We performed inquiries of senior management and of the Company’s sales personnel regarding future expected sales and we evaluated the consistency of the Company’s operating budget, as approved by its Supervisory Board, with management’s commercialization plans. We also tested the clerical accuracy of the calculations underlying the Company’s estimates of expected future sales.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2020.

Munich, Germany

March 20, 2025

Report of independent registered public accounting Firm

To the Shareholders and the Board of Directors of InflaRx N.V.

Opinion on Internal Control Over Financial Reporting

We have audited InflaRx N.V. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, InflaRx N.V. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 20, 2025 expressed an unqualified opinion thereon.

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

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft

Munich, Germany

March 20, 2025

InflaRx N.V. and subsidiaries

Consolidated statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		(in €, except for share data)

Revenues	C.1.	165,789	63,089	—
Cost of sales	C.2.	(3,317,039)	(532,262)	—
Gross profit		(3,151,250)	(469,173)	—
Sales and marketing expenses	C.3.	(6,756,595)	(4,001,299)	—
Research and development expenses	C.4.	(35,363,897)	(41,024,131)	(37,526,090)
General and administrative expenses	C.5.	(13,024,441)	(12,628,756)	(14,869,564)
Other income	C.6.	5,287,616	13,219,704	20,159,169
Other expenses		(297)	(4,440)	(1,381)
Operating result		(53,008,864)	(44,908,096)	(32,237,866)
Finance income	C.8.	3,196,813	3,804,827	608,679
Finance expenses	C.8.	(20,655)	(35,628)	(45,250)
Foreign exchange result	C.8.	3,670,235	(1,841,872)	2,442,297
Other financial result	C.8.	103,285	313,240	(252,471)
Income taxes		(5,217)	—	—
Loss for the period		(46,064,402)	(42,667,529)	(29,484,611)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		58,344	125,085	4,206,810
TOTAL COMPREHENSIVE LOSS		(46,006,058)	(42,542,444)	(25,277,801)

Share information	C.9.
Weighted average number of shares outstanding		58,919,958	54,940,137	44,207,873
Loss per share (basic/diluted)		(0.78)	(0.78)	(0.67)

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

Consolidated statements of financial position as of December 31, 2024 and 2023

	Note	December 31, 2024	December 31, 2023
ASSETS		(in €)
Non-current assets
Property and equipment	D.1.	256,280	289,577
Right-of-use assets	D.2.	758,368	1,071,666
Intangible assets	D.3.	50,781	68,818
Other assets	D.6.	204,233	257,267
Financial assets	D.8.	3,092,290	9,052,741
Total non-current assets		4,361,952	10,740,069
Current assets
Inventories	D.5.	6,897,666	11,367,807
Current other assets	D.6.	5,103,402	4,036,649
Other assets from government grants and research allowance	D.6.	5,081,772	—
Tax receivable	D.7.	1,735,335	3,791,564
Other financial assets	D.8.	34,462,352	77,504,518
Cash and cash equivalents	D.9.	18,375,979	12,767,943
Total current assets		71,656,505	109,468,482
TOTAL ASSETS		76,018,457	120,208,551

EQUITY AND LIABILITIES
Equity	D.10.
Issued capital	D.10.(a).	7,122,205	7,065,993
Share premium	D.10.(a).	334,929,685	334,211,338
Other capital reserves	D.10.(a).	44,115,861	40,050,053
Accumulated deficit	D.10.(a).	(332,192,221)	(286,127,819)
Other components of equity	D.10.(a).	7,440,510	7,382,166
Total equity		61,416,039	102,581,730
Non-current liabilities
Lease liabilities	E.2.	399,066	745,716
Other liabilities		36,877	36,877
Total non-current liabilities		435,943	782,593
Current liabilities
Trade and other payables	D.11.	11,394,232	11,974,362
Lease liabilities	E.2.	406,020	374,329
Employee benefits		2,064,678	1,609,766
Other liabilities	D.11.	301,544	2,885,772
Total current liabilities		14,166,475	16,844,228
Total liabilities		14,602,417	17,626,822
TOTAL EQUITY AND LIABILITIES		76,018,457	120,208,552

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2024, 2023 and 2022

	Note	Shares outstanding	Issued capital	Share premium
		(in €)
Balance as of January 1, 2022		44,203,763	5,304,452	280,310,744
Loss for the period		—	—	—
Exchange differences on translation of foreign currency		—	—	—
Total comprehensive loss		—	—	—
Issuance of ordinary shares	D.10.(a).	500,000	60,000	2,289,624
Transaction costs		—	—	(47,735)
Equity-settled share-based payments	C.10.	—	—	—
Balance as of December 31, 2022		44,703,763	5,364,452	282,552,633
Loss for the Period		—	—	—
Exchange differences on translation of foreign currency		—	—	—
Total comprehensive loss		—	—	—
Issuance of ordinary shares	D.10.(a).	14,059,252	1,687,110	54,796,819
Transaction costs		—	—	(3,360,626)
Equity-settled share-based payments	C.10.	—	—	—
Share options exercised		120,257	14,431	222,512
Balance as of December 31, 2023		58,883,272	7,065,993	334,211,338
Loss for the Period		—	—	—
Exchange differences on translation of foreign currency		—	—	—
Total comprehensive loss		—	—	—
Issuance of ordinary shares	D.10.(a).	468,438	56,213	1,042,076
Transaction costs		—	—	(323,729)
Equity-settled share-based payments	C.10.	—	—	—
Balance as of December 31, 2024		59,351,710	7,122,205	334,929,685

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2024, 2023 and 2022

	Note	Other capital reserves	Accumulated deficit	Other components of equity	Total equity
		(in €)
Balance as of January 1, 2022		30,591,209	(213,975,679)	3,050,270	105,280,996
Loss for the period		—	(29,484,611)	—	(29,484,611)
Exchange differences on translation of foreign currency		—	—	4,206,810	4,206,810
Total comprehensive Loss		—	(29,484,611)	4,206,810	(25,277,801)
Issuance of ordinary shares	D.10.(a).	—	—	—	2,349,624
Transaction costs		—	—	—	(47,735)
Equity-settled share-based payments	C.10.	6,044,356	—	—	6,044,356
Balance as of December 31, 2022		36,635,564	(243,460,290)	7,257,080	88,349,440
Loss for the period		—	(42,667,529)	—	(42,667,529)
Exchange differences on translation of foreign currency		—	—	125,085	125,085
Total comprehensive loss		—	(42,667,529)	125,085	(42,542,444)
Issuance of ordinary shares	D.10.(a).	—	—	—	56,483,929
Transaction costs		—	—	—	(3,360,626)
Equity-settled share-based payments	C.10.	3,414,489	—	—	3,414,489
Share options exercised		—	—	—	236,943
Balance as of December 31, 2023		40,050,053	(286,127,819)	7,382,166	102,581,730
Loss for the period		—	(46,064,402)	—	(46,064,402)
Exchange differences on translation of foreign currency		—	—	58,344	58,344
Total comprehensive loss		—	(46,064,402)	58,344	(46,006,058)
Issuance of ordinary shares	D.10.(a).	—	—	—	1,098,289
Transaction costs		—	—	—	(323,729)
Equity-settled share-based payments	C.10.	4,065,807	—	—	4,065,807
Balance as of December 31, 2024		44,115,861	(332,192,221)	7,440,510	61,416,039

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		(in €)
Operating activities
Loss for the period		(46,064,402)	(42,667,529)	(29,484,611)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		485,114	567,780	596,597
Net finance income	C.8.	(6,949,679)	(2,240,566)	(2,753,255)
Share-based payment expense	C.10.	4,065,807	3,414,489	6,044,356
Net foreign exchange differences		(37,101)	413,017	385,359

Changes in:
Other assets from government grants and research allowances	D.6.	(5,081,772)	732,971	(732,971)
Other assets		1,042,513	7,825,181	(3,308,485)
Employee benefits		454,912	297,518	(64,024)
Other liabilities		(2,584,228)	2,738,164	9,403
Liabilities from government grants received	D.6.	—	(6,209,266)	(2,090,734)
Trade and other payables	D.11.	(580,129)	6,986,824	(3,586,706)
Inventories	D.5.	4,470,141	(11,367,807)	—
Interest received		2,243,197	1,732,284	1,287,200
Interest paid		(21,064)	(36,025)	(44,946)
Net cash used in operating activities		(48,556,690)	(37,812,966)	(33,742,817)
Investing activities
Purchase of intangible assets and property and equipment		(46,871)	(81,100)	(162,391)
Purchase of current and non-current financial assets		(35,340,107)	(104,051,972)	(64,474,543)
Proceeds from the maturity of current financial assets		87,751,331	86,436,456	83,995,029
Net cash from / (used in) investing activities		52,364,354	(17,696,616)	19,358,095
Financing activities
Proceeds from issuance of ordinary shares	D.10.	1,098,289	56,483,929	2,349,624
Transaction costs from issuance of ordinary shares		(323,729)	(3,360,626)	(47,735)
Proceeds from exercise of share options	C.10.	—	236,943	—
Repayment of lease liabilities		(388,114)	(373,977)	(364,430)
Net cash from financing activities		386,446	52,986,269	1,937,459
Net in-/decrease in cash and cash equivalents		4,194,110	(2,523,313)	(12,447,262)
Effect of exchange rate changes on cash and cash equivalents		1,413,926	(974,099)	2,462,622
Cash and cash equivalents at beginning of period		12,767,943	16,265,355	26,249,995
Cash and cash equivalents at end of period	D.9.	18,375,979	12,767,943	16,265,355

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

A. Notes to the consolidated financial statements

1. Corporate information

The consolidated financial statements of InflaRx N.V. and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2024 were authorized for issue in accordance with a resolution of the Board of Directors on March 19, 2025. InflaRx N.V. (the “Company”) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, the Company’s ordinary shares have been listed on the Nasdaq Global Select Market under the symbol “IFRX”.

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

The Group’s subsidiaries as at December 31, 2024 are set out below. Unless otherwise stated, such subsidiaries have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company.

	Place of business/ country of	Functional	Ownership interest held by the Company
Name	incorporation	currency	2024	2023	Principal activities
InflaRx GmbH	Jena and Munich, Germany	EUR	100%	100%	Operating subsidiary, R&D, holder of all IP
InflaRx Pharmaceuticals, Inc.	Ann Arbor, MI, United States	USD	100%	100%	Operating subsidiary, R&D, US commercialization

B. Material accounting policies

1. Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (herein “IFRS”).

The consolidated financial statements have been prepared on a historical cost basis. These consolidated financial statements of the Group comprise the Company and its wholly owned subsidiaries, InflaRx GmbH and InflaRx Pharmaceuticals, Inc. The consolidated financial statements are presented in Euro (€). The presentation currency of the Group is the Euro, as the functional currency of the largest operating company, InflaRx GmbH, continues to be the Euro. Effective January 1, 2023, the functional currency of InflaRx N.V. changed from the U.S. dollar to the Euro due to a change in the Company’s operational function and, in turn, a change in the primary currency of its underlying transactions. This change in functional currency has been accounted for prospectively. The functional currency of InflaRx Pharmaceuticals, Inc. is the U.S. dollar ($), as most of their income and expenses occur in U.S. dollars in 2024. All financial information presented in Euro has been rounded to the nearest Euro, unless stated otherwise.

2. Summary of material accounting policies

This section describes material accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) New and amended standards adopted by the Group

The following amendments were adopted effective January 1, 2024, and do not have a material impact on the consolidated financial statements of the Group:

●	Amendments to IFRS 16 Leases: leases on sale and leaseback

●	Amendments to IAS 1 presentation of financial statements: classification of liabilities as current or non-current and non-current liabilities with covenants

●	Amendments to IAS 7, statement of cash flows and IFRS 7, -supplier finance arrangements

(b) New standard not yet adopted

The following standards issued will be adopted in a future period, and the potential impact on the Group’s consolidated financial statements, if any, is being assessed:

●	Amendments to IAS 21 effects of changes in foreign exchange rates: lack of exchangeability

●	IFRS 18 presentation and disclosure in financial statements

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

(i) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. On December 31, 2024, the remaining useful lives of the Company’s right-of-use assets ranged between 3 and 38 months. Right-of-use assets are subject to impairment.

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

(m) Inventory

Inventories are valued at the lower of cost or net realizable value. Net realizable value for product inventories comprises the estimated sales proceeds from final products less the necessary expected costs up to the time of sale. Inventories are comprised of raw materials, unfinished goods, and finished goods. Costs incurred in bringing each product to its present location and condition are accounted for, as follows:

●	Raw materials: purchase cost on a first-in/first-out basis

●	Finished goods and work in progress: cost of direct materials and labor and a proportion of manufacturing overhead based on normal operating capacity

(n) Impairment of assets

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

There were no impairments or reversals of impairments in 2022, 2023 or 2024.

(o) Financial assets and liabilities (financial instruments)

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

An analysis of the carrying amounts from the consolidated statements of financial position by measurement category is disclosed under ‘under ‘D.8 Financial assets and financial liabilities.’

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

(p) Fair value measurement

The Group does not measure any financial asset or liability at fair value. The carrying amount of all financial instruments approximates their fair value, with the exception of quoted debt securities for which fair values are disclosed (see Note’D.8. Financial assets and financial liabilities’).

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

(q) Income tax

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

Deferred tax assets arising from tax loss carryforwards are recognized only to the extent that the Group has sufficient taxable temporary differences or there is convincing evidence that sufficient future taxable profit will be available against which the unused tax losses can be utilized. As of December 31, 2024 and 2023, based on management’s judgment, it was not probable that taxable profit will be available against which the unused tax losses can be utilized; no deferred tax assets were therefore recognized in the consolidated statements of financial position.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In preparing these consolidated financial statements, the critical judgments made by management in applying the Group’s accounting policies involve the following areas:

(a) Accounting for share-based payments

When determining the grant date fair value of share-based payment awards, assumptions must be made regarding the key parameters of the calculation (see Note ‘C.10.(b). Measurement of fair values of share options granted’). In 2024, the Company’s share price volatility for the purposes of the calculation was determined on the basis of the 5-year annualized average share price (since October 2024 5.5-year annualized share price), which management believes will be indicative of the share price development of the Company in future periods. This led to a range of applied volatility rates in 2024 of 143% to 147% for the different options granted during the year of this report.

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

The percentage-of-completion estimates are based on the best information available at the time. However, additional information may become available in the future and management may adjust the estimate in such future periods. In this event, the Company may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. The Company recognizes the resulting increases or decreases in expenses as changes in estimates and reflects such changes in research and development expenses in the period identified.

The Company accrued €6.6 million as of December 31, 2024 and €4.4 million as of December 31, 2023 (see Note D.11. Trade and other payables) in third-party accruals in relation to its ongoing clinical trials and manufacturing activities. As of these dates, prepayments were recorded for payments made to CROs and CDMOs against which no services had yet been rendered (2024: €4.6 million, 2023: €3.7 million, see Note D.6. Other assets).

(c) Realizability of inventories

For determining the net realizable value, at each reporting date, the Company estimates excess and obsolete inventory primarily using a model of expected future sales and using assumptions with significant estimation uncertainty such as expected medical need and expected market penetration.

Additionally, these estimates rely, in part, on management’s assumptions about future events outside of the Company’s control, such as continuation of the emergency use authorization in the United States and marketing authorization in the European Union. In making these assumptions, management assesses the probability of these authorizations remaining in place or, by considering correspondence with the relevant regulatory authorities and the Company’s actions to achieve any required conditions for the authorizations.

Furthermore, the possible alternative uses for raw materials, unfinished and finished products is taken into consideration.

Management regularly assesses market and sales trends, market conditions, disease prevalence, competitive landscape, and regulatory environment to refine estimates for excess and obsolete inventory. To the extent that inventories on-hand at the reporting date exceed the amount recoverable from expected future sales prior to expiry of their shelf-life, inventories are written-down to their net realizable value with the corresponding expense recognized in cost of sales.

Inventory write-downs for the year ended December 31, 2024 amounted to €3.3 million, were due mainly to quantities of unfinished goods on-hand exceeding quantities expected to be sold prior to expiry and were determined by a multiple scenario analysis (prior year: €0.5 million and mainly due to the expiration of shelf life of finished goods).

Assumptions included in the model of expected future demand may require revision in future periods which could result in changes to the estimate of excess and obsolete inventory and in inventory write-downs.

C. Consolidated statements of operations and comprehensive loss

1. Revenues

	2024	2023	2022
	(in €)
Revenues	165,789	63,089	—
Total	165,789	63,089	—

For the twelve months ended December 31, 2024 and 2023, the Company realized revenues from product sales of GOHIBIC (vilobelimab) in the amount of €0.2 million and €0.1 million respectively.

Revenues reported are sales to end customers (hospitals). Sales to distributors do not constitute revenue for the Company under IFRS 15. All revenues are attributed to sales made in the United States.

2. Cost of sales

	2024	2023	2022
	(in €)
Cost of sales	3,317,039	532,262	—
Total	3,317,039	532,262	—

Cost of sales expenses increased by €2.8 million for the year ended December 31, 2024 compared to the corresponding costs for the year ended December 31, 2023 due primarily to higher inventory write-downs of €2.8 million (Note B.5 for additional information).

3. Marketing and sales expenses

Marketing and sales expenses in 2024 compared to 2023 increased by €2.8 million. The table below shows the composition of sales and marketing expenses.

	2024	2023	2022
	(in €)
Third-party expenses	2,010,120	1,021,082	—
Marketing expenses	1,573,628	830,076	—
Employee benefits expenses	1,806,151	1,040,587	—
of which equity-settled share-based payment expense	191,111	67,462
Legal and consulting fees	910,146	1,054,971	—
Other expenses	456,550	54,583	—
Total sales and marketing expenses	6,756,595	4,001,299	—

During the twelve months ended December 31, 2024 the Group incurred €6.8 million of marketing and sales expenses in the United States. These expenses are mainly composed of €1.8 million in personnel costs and €2.0 million in external services for distribution and €1.6 million in marketing expenses of GOHIBIC (vilobelimab).

During the twelve months ended December 31, 2023 the Group incurred €4.0 million of sales and marketing expenses in the United States of America . These expenses are mainly composed of €1.0 million in personnel costs and €1.0 million in external services for distribution of GOHIBIC (vilobelimab).

The Group started with its commercialization activities when the EUA was granted in 2023. Prior to that, no sales and marketing expenses had been incurred.

4. Research and development expenses

Research and development expenses in 2024 compared to 2023 decreased by €5.7 million. The table below shows the composition of research and development expenses.

	2024	2023	2022
	(in €)
Third-party services	23,113,874	31,802,983	28,543,503
of which clinical material and related manufacturing services	4,619,437	18,109,345	16,194,152
of which clinical, pre-clinical studies	18,494,437	13,693,638	12,349,351
Employee benefits expenses	8,390,010	6,776,853	6,957,866
of which equity-settled share-based payment expense	1,873,958	1,500,670	2,456,571
Legal and consulting fees	1,362,029	1,758,283	1,690,448
Other expenses	2,497,983	686,012	334,273
Total	35,363,897	41,024,131	37,526,090

5. General and administrative expenses

General and administrative expenses in 2024 compared to 2023 increased by €0.4 million. The table below shows the composition of general and administrative expenses.

	2024	2023	2022
	(in €)
Employee benefits expenses	6,339,421	5,392,905	7,125,798
of which equity-settled share-based payment expense	2,000,739	1,846,356	3,587,785
Legal and consulting fees	2,851,390	3,239,809	3,104,624
Insurance expenses	1,570,343	1,934,880	2,330,624
Depreciation & amortization expense	455,497	507,905	526,325
Compensation expense for non-executive directors	321,500	305,984	248,724
Other expenses	1,486,290	1,247,273	1,533,469
Total	13,024,441	12,628,756	14,869,564

6. Other income

Other income decreased in 2024 compared to the prior year due to the end, in June 2023, of the German federal government grant for the development of vilobelimab in severe COVID-19 patients under which the Group recognized income in 2023 and 2022.

In 2024, the Group qualified for an allowance under the Forschungszulagengesetz (Research Allowance Act) in Germany, a law designed to promote research and development. Under this allowance, the Group became eligible for reimbursement in cash, by the German federal government, of a portion of certain eligible R&D expenses incurred in 2020 through 2027. Under IFRS, the allowance is recognized as a government grant. Upon qualifying for the allowance, the Group recognized €5.1 million in income relating to eligible expenses which were incurred in the years 2020 to 2024. The Group remains eligible for reimbursement of expenses to be incurred from 2025 to 2027.

	2024	2023	2022
	(in €)
Other income from government grants and research allowances	5,081,772	13,155,250	20,097,496
Further other income	205,844	64,453	61,672
Total	5,287,616	13,219,704	20,159,169

7. Employee benefits expenses

The following table shows the items of employee benefits expenses:

	2024	2023	2022
	(in €)
Wages and salaries	10,416,490	8,192,143	6,863,423
Social security contributions (employer’s share)	1,282,973	944,712	672,534
Equity-settled share-based payment expenses (see Note C.10. Share-based payments)	4,065,807	3,414,488	6,044,356
Other	770,311	659,002	503,351
Total	16,535,582	13,210,345	14,083,664

8. Net financial result

	2024	2023	2022
	(in €)
Interest income	3,196,813	3,804,827	608,679
Interest expenses	(885)	(16,538)	(23,303)
Interest on lease liabilities	(19,770)	(19,090)	(21,947)
Financial result	3,176,159	3,769,199	563,429

Foreign exchange income	6,876,161	5,529,389	6,924,697
Foreign exchange expense	(3,205,926)	(7,371,261)	(4,482,399)
Foreign exchange result	3,670,235	(1,841,872)	2,442,298

Other financial result	103,285	313,240	(252,471)
Net financial result	6,949,680	2,240,566	2,753,256

Net financial result increased by €4.7 million from 2023 to 2024. This overall increase was comprised of lower interest income of €0.6 million from marketable securities and short-term deposits in U.S. dollars held by the Company and its subsidiaries (from €3.8 million in 2023 to €3.2 million in 2024), and an increase in foreign exchange result by €5.5 million (from €-1.8 million in 2023 to €3.7 million in 2024).

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

9. Loss per share

Loss per ordinary share is calculated by dividing the loss of the period by the weighted average number of ordinary shares outstanding during the period. The weighted number of ordinary shares outstanding for the financial year 2024 was 58,919,958, for 2023 it amounted to 54,940,137 and for 2022 it was 44,207,873. Loss per share was €0.78, €0.78 and €0.67 in 2024, 2023 and 2022, respectively.

As the Company is in a loss-making situation, the diluted loss per share is the same as basic loss per share, because the weighted average number of shares to be issued upon the exercise of the stock options, the only dilutive instruments issued, would produce an anti-dilutive effect. Refer to Note C.10. for the balances of outstanding share options.

10. Share-based payments

a) Equity-settled share-based payment arrangements

In the course of its historical financing rounds prior to 2016, InflaRx GmbH established equity-settled share-based payment programs. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. in November 2017:

	2024 Options	2024 WAEP*	2023 Options	2023 WAEP*
Outstanding at January 1	148,433	€0.01	148,433	€0.01
Exercised during the year	—	—	—	—
Outstanding at December 31	148,433	€0.01	148,433	€0.01
Exercisable at December 31	148,433	€0.01	148,433	€0.01

*	Weighted average share price (WAEP)

The exercise price for all options granted prior to 2016 outstanding at the end of the year was €0.01 per share or less (2023: €0.01 or less).

Under the terms and conditions of the share option plan of 2016 (the “2016 Plan”), InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for ordinary shares of the Company in November 2017:

	2024 Options	2024 WAEP*	2023 Options	2023 WAEP*
Outstanding at January 1	888,632	$1.86/€1.68	888,632	$1.86/€1.74
Exercised during the year	—		—
Outstanding at December 31	888,632	$1.86/€1.79	888,632	$1.86/€1.68
Exercisable at December 31	888,632	$1.86/€1.79	888,632	$1.86/€1.68

*	Conversion rates used for one €: December 31,2024 $0.9626, average rate 2024 $0.9242, December 31,2023 $0.9050, average rate 2023 $0.9246

The weighted average remaining contractual life for the share options outstanding under the 2016 Plan as of December 31, 2024 was 6.93 years (2023: 7.94 years).

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

	2024 Options	2024 WAEP*	2023 Options	2023 WAEP*
Outstanding at January 1	6,584,946	$2.12/€1.92	4,985,523	$1.97 /€1.84
Granted during the year	2,332,500	$1.78/€1.65	1,735,750	$2.58/€2.39
Forfeited during the year	(12,000)	$3.02/€2.79	(31,000)	$2.70/€2.50
Exercised during the year	—	0	(105,327)	$2.16/€2.00
Outstanding at December 31	8,905,446	$2.03/€1.95	6,584,946	$2.12/€1.92
Exercisable at December 31	8,129,196	$2.03/€1.96	5,577,384	$2.01/€1.82

*	Conversion rates used for one €: December 31,2024 $0.9626, average rate 2024 $0.9242, December 31,2023 $0.9050, average rate 2023 $0.9246

The weighted average remaining contractual life for the share options outstanding under the 2017 Plan as of December 31, 2024 was 6.5 years (2023: 6.61 years).

All Options granted in 2024 vest over one year. Options granted before 2024 vest over a period of one, two or three years, depending on the grant, with 1/2 or 1/3, respectively, of the options vesting after the end of the 1st year from vesting start and the remaining options vesting quarterly in equal portions thereafter. Vesting of these unvested share options is subject to a service condition at the time of vesting, and no market or performance conditions are applicable.

The weighted average fair value of options granted during 2024 was $1.78/€1.65 (2023: $2.58/€2.39). The range of exercise prices for options outstanding at the end of the year was $1.51/€1.45 to $5.14/€4.95 (2023: $1.86/€1.74 to $5.14/€4.82).

b) Measurement of fair values of share options granted under the 2017 Plan

The fair value of options granted under the 2017 Plan was determined using the Black-Scholes valuation model. As the Company’s ordinary shares are listed on the Nasdaq Global Select Market, the closing price of the ordinary shares at grant date was used.

Other significant inputs into the model are as follows (weighted average):

Share options granted	Options	Fair value per share option	FX rate as of grant date	Fair value per share option	Share price at grant date/ Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2022
January 12	1,516,666	$3.66	0.8795	€3.22	$4.13	1.35	5.31	1.57%
January 12	45,000	$3.68	0.8795	€3.24	$4.13	1.35	5.50	1.59%
Repricing, April 13	—	$1.20-$1.63	0.9237	€1.11-€1.50	$1.86	1.35	1.83-4.94	2.6%
November 21	405,000	$2.04	0.9760	€1.99	$2.44	1.35	4.0	4.15%
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

Share options granted	Number	Fair value per share option	FX rate as of grant date	Fair value per share option	Share price at grant date/ Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2024
January 05	2,245,000	$1.65	0.9160	€1.51	$1.79	1.47	5.30-5.50	4.023-4.025%
February 21	30,000	$1.40	0.9250	€1.30	$1.51	1.47	5.50	4.308%
October 30	57,500	$1.44	0.9246	€1.33	$1.57	1.43	5.50	4.155%
	2,332,500

Of the 2,332,500 options granted in 2024, 1,300,000 were granted to members of the executive management or the Board of Directors. In 2024, 12,000 options were forfeited, no options were exercised.

Expected dividends are nil for all share options listed above.

Share price volatility is calculated on the basis of annualized monthly volatility rate of the Company’s share price over the last five years preceding the valuation date. From October 2024 on we calculated the annualized daily volatility rate of the Company’s share price over the last five and a half years preceding the valuation date due to the change of a service provider.

The range of outcomes for the expected life of the instruments has been based on expectations on option holder behavior in the scenarios considered.

The dividend yield has no impact due to the anti-dilution clause as defined in the 2017 Plan.

D. Notes to the consolidated statements of financial position

1. Property and equipment

Property and equipment
Cost
At January 1, 2023	1,453,339
Additions	55,123
Disposals	(2,595)
Exchange differences	(14,342)
At December 31, 2023	1,491,525
Additions	22,723
Disposals	—
Exchange differences	25,822
At December 31, 2024	1,540,070

Accumulated depreciation
At January 1, 2023	(1,124,419)
Depreciation charge for the year	(93,791)
Disposals	2,594
Exchange differences	13,668
At December 31, 2023	(1,201,948)
Depreciation charge for the year	(56,077)
Disposals	—
Exchange differences	(25,765)
At December 31, 2024	(1,283,790)

Net book value
At December 31, 2023	289,577
At December 31, 2024	256,280

2. Right-of-use assets

	Buildings	Cars	Total
Cost	(in €)
At January 1, 2023	2,579,342	125,130	2,704,472
Additions	91,125	49,004	140,129
Disposals	—	—	—
Exchange differences	(9,349)	—	(9,349)
At December 31, 2023	2,661,118	174,134	2,835,252
Additions	—	68,604	68,604
Disposals	—	—	—
Exchange differences	20,101	—	20,101
At December 31, 2024	2,681,219	242,738	2,923,957

Accumulated depreciation
At January 1, 2023	(1,286,625)	(106,039)	(1,392,664)
Depreciation charge for the year*	(353,398)	(24,527)	(377,925)
Disposals	—	—	—
Exchange differences	7,003	—	7,003
At December 31, 2023	(1,633,020)	(130,566)	(1,763,586)
Depreciation charge for the year	(353,426)	(33,427)	(386,852)
Disposals	—	—	—
Exchange differences	(15,151)	0	(15,151)
At December 31, 2024	(2,001,597)	(163,993)	(2,165,590)

Net book value
At December 31, 2023	1,028,098	43,568	1,071,666
At December 31, 2024	679,622	78,745	758,367

3. Intangible assets

	Purchased IT-software	Advances paid for software	Total
Cost		(in €)
At January 1, 2023	723,250	—	723,250
Additions	—	25,977	25,977
Disposals	(7,009)	—	(7,009)
Exchange differences	(111)	—	(111)
At December 31, 2023	716,130	25,977	742,107
Additions	6,607	17,541	24,148
Disposals	—	—	—
Exchange differences	439	—	439
At December 31, 2024	723,176	43,518	766,694

Accumulated amortization
At January 1, 2023	(584,345)	—	(584,345)
Amortization charge for the year*	(96,063)	—	(96,063)
Disposals	7,009	—	7,009
Exchange differences	111	—	111
At December 31, 2023	(673,289)	—	(673,289)
Amortization charge for the year	(42,185)	—	(42,185)
Disposals	—	—	—
Exchange differences	(439)	—	(439)
At December 31, 2024	(715,913)	—	(715,913)

Net book value
At December 31, 2023	42,841	25,977	68,818
At December 31, 2024	7,263	43,518	50,781

Amortization of intangible assets is included in the line items ‘research and development expenses’ (2024: €785, 2023: €858, 2022: €858) and ‘general and administrative expenses’ (2024: €41,400, 2023: €95,205, 2022: €97,413) in the consolidated statements of operations and comprehensive loss.

4. Leases

Lease obligations consist of payments pursuant to non-cancellable lease agreements mainly relating to the Company’s leases of office space. The lease terms of the Company’s premises expire as follows: Jena, Germany in December 2025, Martinsried, Germany in May 2027 and Ann Arbor, Michigan, United States in April 2026.

Set out below, are the carrying amounts and the movements of the Group’s lease liabilities:

Lease liabilities	2024	2023
	(in €)
As of January 1	1,120,048	1,356,684
Additions	68,604	140,128
Derecognition	—	(20,555)
Payments	(388,114)	(353,422)
Short-term liability for accrued interest expense	(409)	(396)
Foreign exchange difference	4,959	(2,391)
As of December 31	805,086	1,120,048

The following are the amounts recognized in profit or loss:

	2024	2023	2022
		(in €)
Depreciation expense of right-of-use assets (see Note E.2.)	386,853	377,925	384,432
Interest expense on lease liabilities	19,770	19,090	21,947
Rental expense from leases	10,429	6,261	6,261
Thereof short-term leases (included in administrative expenses)	4,168	—	—
Thereof leases of low-value assets (included in administrative expenses)	6,261	6,261	6,261
Total amounts recognized in profit or loss	417,052	403,276	412,640

The Group had total cash outflows for leases of €0.4 million in 2024 (€0.4 million in 2023, €0.4 million in 2022).

5. Inventory

	2024	2023	2022
		(in €)
Raw material and supplies	82,087	423,560	—
Unfinished goods	6,758,952	10,614,159	—
Finished goods	56,627	330,087	—
Total	6,897,666	11,367,807	—

As of December 31, 2024, inventory amounted to €6.9 million compared to €11.4 million as of December 31, 2023. In 2024, €1.2 million in unfinished inventory was recognized as research and development expense due to use in clinical studies.

In 2024 the Group recorded in cost of sales write downs of raw materials and supplies of €0.3 million (€0 million in 2023 and 2022), write downs of unfinished goods of €2.7 million (€0 million in 2023 and 2022) and write downs of finished goods of €0.3 million (€0.5 million in 2023, €0 million in 2022) due primarily to quantities on-hand exceeding quantities expected to be sold prior to expiry.

6. Other assets

	December 31, 2024	December 31, 2023
	(in €)
Non-current other assets
Prepaid expenses	204,233	257,267
Total	204,233	257,267
Current other assets
Prepayments on research & development projects	4,628,878	3,670,167
Prepaid expenses	354,948	272,999
Others	119,576	93,482
Total	5,103,402	4,036,648
Total other assets	5,307,635	4,293,915

Other assets and other assets from government grants and research allowances
Current other assets from government grants and research allowances	5,081,772	—
Other assets and other assets from government grants and research allowances	5,081,772	—

Prepayments on research & development projects consists of prepayments on CRO and CDMO contracts. Prepaid expenses mainly consist of prepaid insurance expenses. At December 31, 2024, other assets from government grants and research allowances contains €5.1 million in research allowances are reimbursements we qualify for under the German Research Allowance Act.

7. Income tax

The table below shows a reconciliation between the product of loss before tax multiplied by the Company’s applicable tax rate and current income taxes recognized in profit or loss.

InflaRx Group	2024	2023	2022
	(in €)
Loss for the period (accounting profit before income tax)	(46,059,185)	(42,667,529)	(29,484,611)
Tax rate	28.6%	28.6%	29.2%
Tax benefits at tax rate	13,159,368	12,160,545	8,610,381
Temporary differences and tax losses for which no deferred tax asset was recognized	(14,577,752)	(12,127,977)	(7,480,169)
Non-recognition of tax effect on share-based payments	—	(32,182)	(1,251,830)
Non-deductible expenses for tax purposes	(56,721)	(46,907)	(22,067)
Tax free income	1,475,105	—	—
Taxes prior years	(5,217)	—	—
Other differences due to tax rate	—	46,521	143,686
Income tax	(5,217)	—	—

The tax rate applied above represents the weighted average of the statutory tax rates in Germany and the United States. In Germany, InflaRx N.V. and its subsidiary InflaRx GmbH are subject to corporate income tax (2024/2023/2022: 15%), a solidarity surcharge (2024/2023/2022: 0.8%) and trade taxes (2024: 13.202%; 2023: 13.065%; 2022: 13.7%). This equals an average total tax rate of 29.03 % in 2024 (2023: 28.99%; 2022: 29.5%). In 2023, the InflaRx GmbH established a managing director’s permanent establishment (PE) in the UK. The taxable remuneration is subject to a tax rate of 25% less a deduction (small profits relief). The taxes prior year result from the established PE. InflaRx Pharmaceuticals, Inc., Ann Arbor, Michigan, United States is subject to an average total tax rate of 25.74% in 2024 (2023 25.74%; 2022: 25.74%), which is made up of U.S. federal tax (2024, 2023, 2022: 21%) and state tax of 4.74% in 2024 (2023 and 2022: 4.74%).

a) Tax losses carried forward

The Group has total tax loss carryforwards of €288.95 million (2023: €243.8 million) from three areas that cannot be utilized outside these areas:

As of December 31, 2024 the Group had €238.4 million (2023: €196.2 million) for corporate income purposes and €206.7 million (2023: €164.4 million) for trade tax purposes of unrecognized and unused tax losses carried forward attributable to the tax group formed by InflaRx N.V. since 2018; these tax losses do not expire and may not be used to offset taxable income elsewhere in the Group. Since January 1, 2018, InflaRx GmbH has distributed its losses to the parent Company InflaRx N.V. under a profit and loss transfer agreement. This tax group was formed in Germany and is subject to German tax legislation.

●	Tax losses of InflaRx GmbH until December 31, 2017 (€34.8 million) are frozen from 2018 onwards due to the creation of a tax group with InflaRx N.V. Those losses of InflaRx GmbH do not expire and may be used to offset future taxable income of InflaRx GmbH only.

●	In addition, the Group still has tax loss carryforwards of $16.36 million or €15.75 million (2023: $14.3 million or €12.97 million) from the operations of InflaRx Pharmaceuticals, Inc. which can also only be utilized there, generally do not expire, but are generally limited to offset tax obligation for 80% of taxable income.

As of December 31, 2024, 2023 and 2022, no deferred tax assets were recognized for the carryforward of unused tax losses.

b) Current income tax receivable

Current income tax receivable includes tax claims because of income tax withheld on interest income earned by the Group on the financial assets (2024: €1,281,649, 2023: €1,390,280). The Company is reimbursed for the payments after filing a tax return.

8. Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and short-term deposits included in cash equivalents, held by the Group as at December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
	(in €)
Financial assets at amortized cost
Non-current financial assets	3,092,290	9,052,741
Thereof marketable securities	2,854,405	8,815,120
Current financial assets	34,462,352	77,504,518
Thereof marketable securities	33,969,390	76,803,111
Financial liabilities at amortized cost
Trade and other payables	11,549,150	14,716,441

The fair value of current and non-current financial assets amounted to €42.6 million (level 1; 2023: €85.5 million). The Group’s financial assets at amortized cost consist mainly of quoted debt securities with fixed interest rates with high credit rating (investment grade securities) by international rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

The maturities of all securities held as of December 31, 2024 are between one and thirteen months (2023: between one and seventeen months); they bear nominal fixed interest in the range of 0.3% to 6.250% (2023: 0.4% to 4.125%).

9. Cash and cash equivalents

	December 31, 2024	December 31, 2023
	(in €)
Short-term deposits
Deposits held in U.S. dollars	13,408,478	4,120,951
Deposits held in Euro	700,000	1,020,000
Total	14,108,478	5,140,951
Cash at banks
Cash held in U.S. dollars	2,805,655	5,041,802
Cash held in Euro	1,461,847	2,585,190
Total	4,267,501	7,626,991
Total cash and cash equivalents	18,375,979	12,767,942

10. Equity

a) Issued capital

As of December 31, 2024, the issued capital of the Company is divided into 59,351,710 ordinary shares (2023: 58,883,272). The nominal value per share is €0.12. All shares issued are fully paid and have the same rights on the distribution of dividends and the repayment of capital.

On June 30, 2023, the Company filed a Form F-3 (2023Registration Statement) with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the offer and sale of securities of the Company, which became effective on July 11, 2023. The aggregate initial offering price of the securities that the Company may offer and sell under this prospectus will not exceed $250 million. The Company also filed with the SEC a prospectus supplement relating to an at-the-market program providing for the sale of up to $75.0 million of its ordinary shares over time pursuant the Sales Agreement with Leerink Partners LLC (the “Sales Agreement”). No ordinary shares were issued by the Company under the 2023-Registration Statement within the fiscal year 2023. As of December 31, 2024, the Company had issued 468,438 ordinary shares resulting in €0.8 million in net proceeds to the Company with a remaining value authorized for sale under the Sales Agreement of $73.8 million.

During 2024, the Company issued no ordinary shares for the exercise of stock option rights granted under the 2017 Long-Term Incentive Plan. We also refer to G. Significant events after the reporting date.

On July 8, 2020, the Company filed a Form F-3 (2020-Registration Statement) with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the offer and sale of securities of the Company. The Company also filed with the SEC a prospectus supplement relating to an at-the-market program (2020) providing for the sale of up to $50.0 million of its ordinary shares over time pursuant a sales agreement with SVB Leerink LLC (the “Leerink Sales Agreement”). As of December 31, 2022, the Company had issued 2,568,208 ordinary shares resulting in €11.8 million in net proceeds to the Company with a remaining value authorized for sale under the Leerink Sales Agreement of $35.2 million.

During the fiscal year 2023, the Company issued 3,235,723 ordinary shares under its at-the-market program (2020) resulting in €14.4 million or $15.7 million in net proceeds. Following these and previous issuances under this at-the-market program (2020), the remaining value authorized for sale under the Leerink Sales Agreement amounted to $19.0 million as of July 8, 2023; the term of the at-the-market program (2020) expired on July 8, 2023.

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

b) Authorized capital

According to the articles of association of the Company, up to 147,200,000 ordinary shares and up to 147,200,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

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

For the year ended December 31, 2024, the Company expensed €50,000 of ongoing costs to reimburse expenses incurred by the protective foundation.

c) Nature and purpose of equity reserves

In addition to the issued capital, the Company discloses the following other reserves:

●	Share premium records the amounts paid in upon issuance of ordinary shares in excess of nominal value of €0.12 per share, net of related transaction costs.

●	The other capital reserves include the expense resulting from the issue of share options.

●	Accumulated deficit includes the losses of previous reporting periods.

Other components of equity exclusively include currency reserves from the conversion of financial statements in foreign currencies.

11. Trade and other payables

	December 31, 2024	December 31, 2023
	(in €)
Accrued liabilities from R&D projects	6,609,925	4,414,142
Accrued liabilities from commercial activities	69,250	1,400,382
Accounts payable	3,413,064	5,102,700
Other accrued liabilities and payables	1,603,538	3,942,909
Total trade and other payables	11,695,777	14,860,134

Accrued liabilities from R&D projects include third party services from the Company’s ongoing R&D projects that have not yet been invoiced to the Company as of the reporting date.

Accrued liabilities from commercial activities include services provided by commercial manufacturing partners that have not yet been invoiced to the Company as of the reporting date.

12. Financial risk management

a) Financial risk management objectives and policies

The Group’s financial risks are predominantly controlled by central treasury activities under an investment policy approved by the Board of Directors on October, 27, 2023 as revised on July 31, 2024. Those treasury activities identify, evaluate and manage financial risks consistent with the Group’s operating needs. The Board of Directors provides policies for overall risk management, covering specific areas, such as foreign exchange risk and credit risk. The Company does not intend to use derivative financial instruments because the Group’s future risk exposures cannot be reliably forecasted (volume of business activity, liquidity needs, foreign exchange exposure).

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

Foreign exchange risk arises when commercial transactions or recognized assets or liabilities are denominated in a currency that is not an entity’s functional currency. The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which costs and purchases are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the Euro and U.S. dollars. The currencies in which these transactions and financial assets are primarily denominated are Euro and U.S. dollars. The Group is exposed to the exchange rate between the Euro and the U.S. dollars. Due to the Company’s various registered offerings of ordinary shares in U.S. dollars, the Group has significant cash and cash equivalents in U.S. dollars. Currently the Group does not hedge U.S. dollars but intends to achieve a natural hedge by contracting suppliers in U.S. dollars in the future. In 2024, the Group recognized significant foreign exchange gains and losses as the natural hedge is not yet achieved and the functional currency for InflaRx N.V. and InflaRx GmbH is Euro.

The Group is primarily exposed to changes in U.S. dollar to Euro exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments at InflaRx N.V. and InflaRx GmbH.

In 2024, if the Euro had weakened/strengthened by 10% against the U.S. dollar with all other variables held constant, the Group’s loss would have been €5.8 million higher/€4.7 million lower, mainly as a result of foreign exchange on translation of U.S. dollar-denominated assets of InflaRx N.V. and InflaRx GmbH.

Cash, cash equivalents and financial assets denominated in U.S. dollars, InflaRx N.V. and InflaRx GmbH	December 31, 2024	December 31, 2023
	(in €)
Current and non current financial assets (securities and accrued interest)	37,316,756	80,935,197
Cash and cash equivalents	14,983,597	8,051,366
Total assets exposed to the risk	52,300,353	88,986,563
Conversion rate Euro to U.S. dollars at reporting date 1/1.0389

Sensitivity analysis:	Conversion rate	Profit/(loss)	Carrying amount
	(in €)
Euro strengths against U.S. dollars	1.1428	(4,754,578)	47,545,775
Euro weakens against U.S. dollars	0.9350	5,811,150	58,111,503

Based on the exchange rate fluctuations from the last three years, the Company expects that exchange rate fluctuations of the Euro to the U.S. dollar between 0.9350 and 1.1428 could be reasonably possible. Compared to the exchange rate on the statement of financial position date (Euro to U.S. dollar at reporting date is 1/1.0389), these rates could have a material impact on the Company’s total loss of the period.

c) Credit risk

Credit risk is the risk that a counterparty will not meet its obligations leading to a financial loss for the Company. The Company is exposed to credit risk mainly from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Credit risk from balances with banks and financial institutions is managed by the Company in accordance with the Company’s investment policy. Investment of financial resources which are currently not used to fund R&D or G&A activities, are made only with counterparties within the credit limits approved by the investment policy. For investments in Euro or U.S. dollar debt securities, a BBB+ to AAA credit rating (Standard & Poor’s and Fitch ratings; or equivalent ratings by Moody’s and DBRS) is required. Complex financial products as well as other investments denominated in currencies other than Euros or U.S. dollars are not permitted by the investment policy. Counterparty credit limits and the investment policy are discussed with the Company’s Audit Committee on an annual basis and may be updated throughout the year subject to approval of the Company’s Audit Committee. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through a counterparty’s potential failure to make payments.

The maximum exposure to counterparty credit risk is €61.0 million at December 31, 2024 (December 31, 2023: €99.3 million). This amount equals the carrying amount at year end of cash and cash equivalents (2024:€18.4 million; 2023: €12.8 million) and financial assets (2024:€42.6 million; 2023: €86.6 million).

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

The Group raised significant funding from various registered offerings, most recently from an underwritten public offering in February 2025, that it estimates will enable the Group to fund operating expenses and capital expenditure requirements for at least 18 months from December 31, 2024. The Group expects to require additional funding to continue to advance the development of product candidates. In the event regulatory approval is received and the Company implements a strategy to commercialize the products itself, the Group would require additional capital.

At the end of the reporting period, the Group held the following deposits that are expected to readily generate cash inflows to meet the outstanding financial commitments.

Liquidity	December 31, 2024	December 31, 2023
	(in €)
Short-term deposits	14,108,478	5,140,951
Cash at banks	4,267,501	7,626,992
Marketable Securities (current and non-current)	36,829,741	85,727,461
Other (non-current portion)	237,886	237,621
Other (current)	5,574,734	701,407
Total funds available	61,018,339	99,434,432

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

A. Commitments

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

During 2024, the Group did not have any commitments to purchase property, plant and equipment or patents and trademarks (respectively nil in 2023).

2. Lease obligations

The maturity analysis of lease liabilities is disclosed in the following table:

Maturity analysis for capitalized leases in 2024	Contractual minimum lease obligations	Effect of discounting	Lease liabilities
		(in €)
Within one year	416,347	10,327	406,020
After one year but not more than five years	405,722	6,656	399,066
More than five years	—	—	—
Total	822,069	16,983	805,086

Maturity analysis for capitalized leases in 2023	Contractual minimum lease obligations	Effect of discounting	Lease liabilities
		(in €)
Within one year	391,158	16,829	374,329
After one year but not more than five years	760,275	14,559	745,716
More than five years	—	—	—
Total	1,151,434	31,389	1,120,045

Maturity analysis for all lease obligations in 2024	Total	Low value leases	Short-term leases	Capitalized leases

Within one year	424,328	6,592	1,389	416,347
After one year but not more than five years	413,811	8,089	—	405,722
More than five years	—	—	—	—
Total	838,139	14,681	1,389	822,069

Maturity analysis for all lease obligations in 2023	Total	Low value leases	Short-term leases	Capitalized leases
		(in €)
Within one year	397,942	4,816	1,968	391,158
After one year but not more than five years	760,421	146	—	760,275
More than five years	—	—	—	—
Total	1,158,363	4,962	1,968	1,151,434

Anticipated future lease expenses were converted with the exchange rate as of December 31, 2024, 1 Euro 1.0389 U.S. dollar.

The Group applies the ‘lease of low-value assets’ recognition exemptions. The Group also applied the ’short-term lease’ exemption for leases with a maturity of less than 12 months.

B. Other information

1. Segment reporting

The Group predominantly operates as a R&D focused biopharmaceutical company developing novel therapeutic products targeting diseases of high unmet medical need. Since the EUA of the Company’s lead product vilobelimab for the treatment of severe COVID-19 patients in April 2023, it also has commercial activities around the marketing and sales of GOHIBIC (vilobelimab) in the U.S. However, the Group is not steered by segments. The Board of Directors is the chief operating decision maker. Management of resources and reporting to the decision maker is based on the Group as a whole.

All operational activities are conducted in Germany and the United States. Revenues in the amount of $0.2 million (€0.2 million) were generated in 2024 ($0.1 million in 2023 and Nil in 2022). All revenues were generated in the United States. The geographic location of the Group’s non-current assets are as follows:

●	December 31, 2024: €4.3 million in Germany and €0.1 million in the United States; and

●	December 31, 2023: €10.6 million in Germany and €0.1 million in the United States.

None of the non-current assets are in the country where the Company is incorporated (the Netherlands).

2. Related party transactions

Compensation of the Group’s executive management for the 12 months ending December 31:

Executive and Board compensation	2024	2023	2022
		(in €)
Executive management
Short-term employee benefits	3,193,141	2,783,675	2,774,485
Share-based payments	2,570,489	2,507,453	4,808,094
Sub-total	5,763,630	5,291,128	7,582,579
Non-executive Board of Directors members
Short-term employee benefits	321,500	305,983	248,725
Share-based payments	280,379	285,177	529,859
Sub-total	601,879	591,160	778,584
Total compensation	6,365,509	5,882,288	8,361,163

Executive management comprises executive Directors of the Board of Directors and members of the senior management of the Company.

The table above discloses short-term employee benefits that were contractually agreed for the Board of Directors and executive management. As of December 31, 2024, €0.8 million were not paid but accrued (2023: €0.8 million) for executive management and €0.1 million (2023: €0.1 million) for non-executive members of the Board of Directors.

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

C. Significant events after the reporting date

On January 15, 2025, InflaRx received European Commission approval for GOHIBIC (vilobelimab) for the treatment of SARS-CoV-2-Induced ARDS. The “marketing authorization under exceptional circumstances” for GOHIBIC is valid in all 27 EU member states as well as Iceland, Liechtenstein, and Norway.

In January and February 2025, the Company issued 145,420 ordinary shares under its ATM program, resulting in $353 thousand in net proceeds. The remaining value available under the ATM program is $73.48 million.

In February 2025, the company completed an underwritten public offering of an aggregate of 8,250,000 ordinary shares and pre-funded warrants to purchase 6,750,000 Ordinary Shares. The ordinary shares were sold at a price of $2.00 per share with a nominal value of €0.12 per share. The public offering price for each pre-funded warrant was equal to the price per share at which the ordinary shares were sold to the public, minus $0.001, which is the exercise price of each pre-funded warrant. The warrants are only exercisable by cashless exercise; the amount of ordinary shares to be received upon cashless exercise of such warrants is dependent on the Company’s market share price at the time of exercise. The gross proceeds from the offering were approximately $30 million before underwriting discounts and offering expenses.