Form 20-F
period 2025-12-31
InflaRx N.V.
filed 2026-03-20
CIK 1708688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
Leia Pearl Andrew

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

The number of outstanding ordinary shares as of December 31, 2025 was 72,292,859.

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒

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

-i-

-ii-

-iii-

-iv-

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

In this Annual Report, unless otherwise indicated, translations from U.S. dollars to Euros (and vice versa) relating to payments made on or before December 31, 2025 were made at the rate in effect at the time of the relevant payment.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this Annual Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

●	the success of our future clinical trials for vilobelimab’s treatment of other debilitating or life-threatening inflammatory indications, including acute respiratory distress syndrome, or ARDS;

●	the potential strategic transactions or collaborations, including a potential partnership of izicopan, or vilobelimab for PG;

●	the success of our future clinical trials for izicopan, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials;

-v-

●	the timing, progress and results of preclinical studies and clinical trials of vilobelimab, izicopan and any other product candidates, including for the development of vilobelimab in several indications and other virally induced ARDS, hidradenitis suppurativa, or HS, and chronic spontaneous urticaria, or CSU, and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

●	our interactions with and the receptiveness and approval by regulators regarding the results of clinical trials and potential regulatory approval or authorization pathways, including our biologics license application submission, or BLA, for GOHIBIC (vilobelimab);

●	the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab, izicopan or any other product candidate, and the timing of and our ability to obtain and maintain full regulatory approval and/or market authorization of vilobelimab or izicopan for any indication;

●	our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated immunological and inflammatory diseases;

●	our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection;

●	whether the U.S. Food and Drug Administration, or the FDA, or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

●	the success of our future clinical trials for vilobelimab, izicopan and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

●	our expectations regarding the size of the patient populations for, the market opportunity for, the medical need for and clinical utility of vilobelimab, izicopan or any other product candidates, if approved or authorized for commercial use;

●	our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of any development candidate in the United States and Europe;

●	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

●	our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if, approved or authorized, any commercial sales;

●	if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory overview;

●	our ability to comply with enacted and future legislation in seeking marketing approval or commercialization;

●	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

●	our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors and other therapeutic products being developed in similar medical conditions in which vilobelimab, izicopan or any other of our product candidates is being developed or our industry; and

●	other risk factors discussed herein under “Risk Factors” or incorporated herein by reference.

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

-vi-

ENFORCEMENT OF JUDGMENTS

We are a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands and our headquarters is located in Jena, Germany. Substantially all of our assets are located outside the United States. The majority of our executive officers and directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

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

-vii-

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

Risks related to our financial position and need for additional capital

●	Risk of never achieving or maintaining profitability and of investors losing their entire investment

●	Risk related to not obtaining additional funding or securing strategic potential partnerships and risk of delay, reduction or elimination of product discovery and development programs or commercialization efforts

●	Risks related to limited operating history and history of commercializing pharmaceutical products

●	Risk related to grants funded by the German federal government or other European governments

Risks related to the discovery, development, manufacturing and commercialization of our product candidates

●	Risk related to the discovery, development and commercialization of our product candidates

●	Risk related to our dependence on the success of our product candidates, including our lead product candidate, vilobelimab

●	Risk related to regulatory oversight over GOHIBIC (vilobelimab) for which we received the Emergency Use Authorization, or EUA in the United States and market authorization in Europe, which may lead to a withdrawal or revocation of the granted EUA or market authorization

●	Risk related to possible occurrence of clinical failure at any stage of clinical development

●	Risk of failing to maintain compliance with FDA requirements and/or remain in alignment with FDA feedback, which may prevent or delay the development, marketing or manufacturing of vilobelimab for the treatment of other debilitating or life-threatening inflammatory indications and, potentially, of vilobelimab in ulcerative PG

●	Risk of incurring additional significant expenses in connection with ongoing regulatory obligations and continued regulatory review of GOHIBIC (vilobelimab) and any other product candidates for which we receive or have received approval, including the EUA in the United States and market authorization in Europe

●	Risk of incurring additional costs or experience delays in completing, or ultimately being unable to complete, the development and commercialization of product candidates, if clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA and other regulators

●	Risk if our product candidates cause or are perceived to cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any

Risks related to our dependence on third parties

●	Risk of reliance on third parties to conduct our clinical trials

●	Risk of dependence on third-party manufacturers and suppliers and maintaining key manufacturing relationships

●	Risk related to the process of manufacturing biologics, such as vilobelimab, that is extremely susceptible to product loss

●	Risk regarding the manufacturing process due to product risk and quality controls

●	Risk that, if our third-party manufacturers are unable to increase the scale of their production of our product candidates and increase their product yield, our manufacturing costs may increase and product commercialization may be delayed

●	Risk that, if we are unable to establish collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans

Risks related to our intellectual property

●	Risks related to our dependence on our ability to obtain, maintain, protect, defend and enforce patent, trade secret and other intellectual property protection

●	Risks related to our patents covering our proprietary anti-C5a and anti C5aR technologies that may be subject to challenge, narrowing, circumvention and invalidation by third parties

●	Risks related to uncertainty that we were the first to make the anti-C5a and anti-C5aR technologies claimed in our patents or patent applications or that we were the first to file for patent protection

●	Risks related to patent application process and obtaining patents for which we have applied

Risks related to employee matters and managing growth

●	Risk of having a limited number of employees to manage and operate our business

●	Risk of depending heavily on certain of our executive officers and directors

●	Risk of disruption to our business as a result of managing growth in business operations and number of personnel

●	Risk of liability to our business by improper activities of our employees and third-party contractors

Risks related to our ordinary shares and our status as a public company

●	Risks related to the trading price of our ordinary shares, that has been and may in the future be highly volatile

●	Risk associated with being a foreign private issuer and not being subject to U.S. proxy rules, following home country governance practices rather than the Nasdaq listing requirements or failing to maintain certain Nasdaq listing requirements

●	Risk related to us not anticipating paying any cash dividends on our share capital in the foreseeable future

General risk factors

●	Risk of business impact resulting out of financial markets, changes to political and regulatory policies and economic conditions generally

●	Risk of legal, regulatory or market measures to address environmental objectives

●	Risks of dilution to shareholders through raising capital, risk of restriction and/or relinquishment to rights to technologies and product candidates

●	Risk of facing substantial competition

●	Risk of product liability lawsuits

●	Risks of damage and disruption to our business through cyber-attacks and failure of telecommunication and information technology equipment

1.	Risks related to our financial position and need for additional capital

We have a history of significant operating losses and expect to incur significant and increasing losses for the foreseeable future; we may never achieve or maintain profitability and investors may lose their entire investment

We incurred net losses of €45.6 million, €46.1 million and €42.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, our accumulated deficit as of December 31, 2025 was €377.8 million.

We expect our net losses to continue as we advance izicopan (formerly known as INF904) into additional clinical trials, as well as larger and later-stage clinical trials. To date, we have not commercialized any products other than GOHIBIC (vilobelimab) for the treatment of severe COVID-19 or generated any meaningful revenues from the sale of products other than limited sales of GOHIBIC (vilobelimab) and absent the realization of sufficient revenues from product sales, we may never attain profitability. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies, clinical trials and manufacturing development. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We anticipate that our expenses might increase if and as we:

●	continue to develop and conduct clinical trials with respect to our lead product candidate, izicopan;

●	continue research, preclinical and clinical development efforts for any future product candidates, including izicopan, vilobelimab, and IFX002;

●	actively seek to identify additional research programs and additional product candidates;

●	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

●	establish sales, marketing, distribution and other commercial infrastructure now and in the future to commercialize various products for which we may obtain marketing authorization or approval, if any;

●	require the scale-up and validation of the manufacturing process and the manufacturing of larger quantities of product candidates for clinical development and, potentially, commercialization;

●	collaborate with strategic partners to optimize the manufacturing process for izicopan, vilobelimab, IFX002, and other pipeline products;

●	maintain, expand and protect our intellectual property portfolio;

●	hire and retain additional personnel, such as clinical, medical, regulatory, quality control, scientific personnel; and

●	add operational, financial and management information systems and personnel, including personnel to support our product development as well as commercialization and help us comply with our obligations as a public company.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are, or any future collaborator of ours is, able to obtain marketing authorization or approval for, and successfully commercialize, one or more of our product candidates. Successful commercialization will require achievement of key milestones, including completing clinical trials of izicopan, vilobelimab and any other product candidates, obtaining marketing authorization or approval for these product candidates, manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing authorization or approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenue that is large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

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

We will need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or discontinue our product discovery and development programs or commercialization efforts

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. For example, for the years ended December 31, 2025 and December 31, 2024, we used €35.3 million and €48.6 million, respectively, in net cash for our operating activities, most of which were related to research and development activities. We expect our expenses to stay at these levels or even increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for, establish robust manufacturing processes for, establish comprehensive commercialization and marketing processes and seek marketing authorization or approval for, our current product candidates or any future product candidates, including those that we may acquire. In particular, we will incur significant expenses as we conduct our planned clinical trial program and initiate new research and preclinical development efforts. In addition, after obtaining the EUA and market authorization for GOHIBIC (vilobelimab) in the United States and Europe, respectively and if we obtain marketing approval for any of our product candidates, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. Furthermore, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We plan to use our cash on hand primarily to fund our planned clinical trial programs, to initiate new research and preclinical development efforts and for working capital and other general corporate purposes. We will be required to expend significant funds in order to advance the development of izicopan in later stages of clinical development, as well as other product candidates we may seek to develop, including vilobelimab and IFX002. We are also evaluating izicopan for a number of additional indications. Any future development activities for our pipeline product candidates will depend heavily on the clinical as well as commercialization and marketing success of izicopan and vilobelimab in any indication.

Our existing cash and cash equivalents will not be sufficient to fund all the efforts that we plan to undertake or to fund the completion of development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, royalty-based financings, collaborations and licensing arrangements or other sources. Currently, we do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts and on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of izicopan, vilobelimab or any other product candidates or potentially discontinue operations altogether and may be unable to continue as a going concern. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategy.

We believe that our existing cash, cash equivalents and marketable securities will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 12 months. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

●	the scope, progress, timing, costs and results of clinical trials of, and research and preclinical development efforts for, our current and future product candidates, particularly for izicopan;

●	the number of future product candidates and indications that we pursue and their development requirements;

●	the outcome, timing and costs of seeking regulatory approvals;

●	the costs of preparation for and implementation of commercialization and commercialization activities for any of our product candidates that receive marketing authorization approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and commercial-scale manufacturing capabilities;

●	the effect of competing technological and market developments;

●	subject to receipt of marketing authorization or approval, revenue, if any, received from commercial sales of our current and future product candidates;

●	our ability to enter into, and the terms and timing of, any collaborations, licensing or other arrangements;

●	our headcount growth and associated costs as we expand our research, development, manufacturing, regulatory and commercial activities;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights including enforcing and defending intellectual property related claims; and

●	the costs of operating as a public company.

We have a limited operating history and history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability

We commenced operations in 2008. Our operations to date have been limited to establishing our Company, raising capital, developing our proprietary anti-C5a and anti-C5aR technologies, identifying and testing potential product candidates and conducting clinical trials of izicopan and vilobelimab and establishing a commercial scale manufacturing process for vilobelimab. In April 2023, we received the EUA for GOHIBIC (vilobelimab) for the treatment of certain critically ill COVID-19 patients by the FDA. In January 2025, we received market authorization for GOHIBIC (vilobelimab) for use in exceptional circumstances by the European Commission following a positive opinion from the Committee for Medicinal Products for Human Use, or CHMP, recommending the marketing authorization. We have not yet demonstrated an ability to obtain full marketing approvals or conduct marketing and sales activities at large scale as necessary for successful product commercialization. Also, we are still in early stages of clinical development with izicopan. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We are a company with a predominant development focus and might not be able to transition into a company capable of supporting commercial activities. We have so far not been and may not be successful in such a transition in the future.

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

In 2025, upon qualifying for an allowance under the German Research Allowance Act, we recognized €2.6 million (2024: €5.1 million, 2023: nil) in income relating to expenses, eligible for reimbursement, which were incurred in 2025. We are able to claim amounts only for activities that have not previously been subject to grants and subsidies by the German or European governments and all of their grant awarding agencies. The grant allowance period will end in 2027, and we might become subject to future audits by financial oversight authorities of the German federal government.

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

2.	Risks related to the discovery, development, manufacturing and commercialization of our product candidates

We are at a clinical development stage in our development efforts, our approach of targeting C5a or C5aR inhibition is novel and we may not be able to successfully develop and commercialize any product candidates

Izicopan and vilobelimab are novel therapeutic agents and their potential therapeutic benefit in most diseases is unproven, as C5a or C5aR inhibition to treat complement-mediated autoimmune and inflammatory diseases has only been partly validated. We have not yet succeeded and may never succeed in demonstrating efficacy and safety for izicopan and vilobelimab in pivotal clinical trials or in obtaining marketing approval in any indication. If we are unsuccessful in our development efforts, we may not be able to advance the development of our product candidates, commercialize products, raise capital, expand our business, or continue our operations.

We depend on the success of our product candidates, including our product candidate, vilobelimab, and if we are unable to obtain approval for and commercialize our product candidates for one or more indications in a timely manner, our business will be materially harmed

Our success depends on our ability to timely complete clinical trials and obtain marketing authorization or approval for, and then successfully commercialize, our product candidates, including our product candidates, vilobelimab and izicopan, for one or more indications. Our product candidates will require additional clinical development, preclinical and manufacturing development activities, marketing approval from government regulators, commercial manufacturing, substantial investment, and significant marketing efforts before we generate any revenue from product sales. We are not permitted to market or promote any product candidates in a jurisdiction before receiving marketing authorization or approval from the relevant regulatory authority, including the FDA for marketing in the United States and EMA for marketing in Europe, and we may never receive such marketing approvals or marketing authorizations beyond the EUA and market authorization for GOHIBIC (vilobelimab) granted by the FDA in April 2023 and the EC in January 2025, respectively. The success of our product candidates will depend on numerous factors, including:

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

Additionally, we cannot be sure that we can obtain necessary regulatory authorizations or approvals on a timely basis, if at all, for any of the products we are developing or that we can maintain necessary regulatory authorizations or approvals for our existing products, and all of the following could have a material adverse effect on our business:

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

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or any future collaborators and impair our ability to generate revenue from product sales, regulatory and commercialization milestones and royalties. Moreover, if we or any future collaborators are required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, if we or they are unable to successfully complete clinical trials of our product candidates or other testing or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with our product candidates, we or any future collaborators may:

●	incur additional unplanned costs, including costs relating to additional required clinical trials or preclinical testing;

●	be delayed in obtaining marketing approval for izicopan, vilobelimab or any of our other product candidates;

●	not obtain marketing approval at all or the withdrawal or revocation of the EUA by the FDA or the European marketing authorization by responsible European regulatory authorities;

●	obtain approval for indications or patient populations that are not as broad as intended or desired;

●	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

●	be subject to additional post-marketing testing or other requirements; or

●	be required to remove the product from the market after obtaining marketing approval or the EUA.

Our failure to successfully complete clinical trials of our product candidates and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market any of our product candidates would significantly harm our business.

Our product candidates may cause or be perceived to cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay, denial or withdrawal of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. In addition, many of the patients that we enrolled in our clinical trials of izicopan or vilobelimab suffer from serious pre-existing disorders. While such disorders may lead to serious adverse events, or SAEs, during trial periods that may be found to be unrelated to izicopan or vilobelimab, such events may create a negative safety perception and adversely impact market acceptance of izicopan or vilobelimab following any approval.

If unacceptable side effects arise in the development of our product candidates, we, the FDA or comparable foreign regulatory authorities, the Institutional Review Boards, or IRBs, or independent ethics committees at the institutions in which our studies are conducted or elsewhere, could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Side effects, whether treatment-related or not, could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Vilobelimab and IFX002 are either chimeric or humanized antibody proteins that could cause an immune response in patients, resulting in the creation of harmful or neutralizing antibodies against these therapeutic proteins

In addition to the safety, efficacy, manufacturing and regulatory hurdles faced by our product candidates, the administration of proteins such as monoclonal antibodies that are chimeric or humanized, including our product candidates vilobelimab and IFX002, respectively, can cause an immune response, resulting in the creation of antibodies against the therapeutic protein. These anti-drug antibodies, or ADAs, can have no effect or can neutralize the effectiveness of the protein or require that higher doses be used to obtain a therapeutic effect. Whether ADAs will be created and how they react can often not be predicted from preclinical or even clinical studies, and their detection or appearance is often delayed. As a result, neutralizing antibodies may be detected at a later date or upon longer exposure of patients with our product candidates, such as following more chronic administration in longer lasting clinical trials. In some cases, detection of such neutralizing antibodies can even occur after pivotal clinical trials have been completed. Therefore, there can be no assurance that neutralizing antibodies will not be detected in future clinical trials or at a later date upon longer exposure (including after commercialization). If ADAs reduce or neutralize the effectiveness of our product candidates vilobelimab and IFX002, the continued clinical development or receipt of marketing approval for any of these product candidates could be delayed or prevented and, even if any of our product candidates is approved, their commercial success could be limited, any of which would impair our ability to generate revenue and continue operations. Low levels of ADAs were detected in previously completed clinical studies.

Even if we complete the necessary preclinical studies and clinical trials for izicopan, vilobelimab and any other product candidates, the marketing approval process and European marketing authorization process is expensive, time consuming and uncertain and may prevent us or any future collaborators from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we, or any future collaborators, will obtain marketing authorization or approval to commercialize a product candidate

The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We, and any future collaborators, are not permitted to market our product candidates in the United States or in other countries until we, or they, receive approval of a BLA from the FDA or marketing approval from applicable regulatory authorities in other countries. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any product candidate in the United States or in any other jurisdiction. We have limited experience in conducting and managing the clinical trials necessary to obtain marketing approvals, including FDA approval of a NDA, BLA or EUA.

The process of obtaining marketing authorizations or approvals, both in the United States and elsewhere is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval, requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval, also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. The FDA, EMA or any comparable foreign regulatory authorities may delay, limit or deny approval of vilobelimab for many reasons, including:

●	the FDA, EMA or comparable foreign regulatory authorities may require additional activities, clinical trials or non-clinical studies of vilobelimab in addition to those already performed or planned, either before approval or as a post-approval commitment, which would increase our costs and prolong our development time for vilobelimab;

●	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, EMA or comparable foreign regulatory authorities to obtain marketing approval;

●	the FDA, EMA or comparable foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials, including designated clinical endpoints;

●	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

●	the contract research organizations, or CROs, that we retain to conduct clinical trials may take actions outside of our control that materially adversely impact our clinical trials;

●	the FDA, EMA or comparable foreign regulatory authorities may not find the data from preclinical studies and clinical trials sufficient to demonstrate that the clinical and other benefits of vilobelimab and any other product candidates outweigh its safety risks;

●	the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies and clinical trials;

●	the FDA, EMA or comparable foreign regulatory authorities may not accept data generated at clinical trial sites, including for non-compliance with cGCP;

●	the FDA may determine that an application is subject to review by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

●	the FDA, EMA or comparable foreign regulatory authorities may require development of a risk evaluation and mitigation strategy, or REMS, as a condition of approval;

●	the FDA, EMA or comparable foreign regulatory authorities may identify deficiencies in the manufacturing processes or facilities of our third-party manufacturers, including non-compliance with current Good Manufacturing Practices, or cGMP; or

●	the FDA, EMA or comparable foreign regulatory authorities may change their respective approval policies or adopt new regulations.

Of the large number of drugs in development in the biopharmaceutical industry, only a small percentage result in the submission of a NDA or BLA to the FDA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market izicopan or vilobelimab, any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure you that izicopan or vilobelimab and/or any other product candidates will be successfully developed or commercialized.

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

We depend on enrollment of patients in our clinical studies for our product candidates. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected

We are required to identify and enroll a sufficient number of patients for our planned or ongoing clinical trials. Some of these are rare disease indications or indications with a relatively small patient population. Trial participant enrollment could be limited in future trials given that many potential participants may be ineligible because they are already undergoing treatment with approved medications or are participating in other clinical trials.

Patient enrollment is affected by other factors, including:

●	severity of the disease under investigation;

●	design of the clinical trial protocol;

●	size and nature of the patient population;

●	eligibility criteria for the trial in question;

●	perceived risks and benefits of the product candidate under trial;

●	perceived safety and tolerability of the product candidate;

●	proximity and availability of clinical trial sites for prospective patients;

●	availability of competing therapies and competing clinical trials;

●	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including standard-of-care and any new drugs that may be approved for the indications we are investigating;

●	efforts to facilitate timely enrollment in clinical trials;

●	patient referral practices of physicians; and

●	our ability to monitor patients adequately during and after treatment.

Further, there are only a limited number of specialist physicians who treat patients with the diseases in which we may decide to develop our product candidates and major clinical centers are concentrated in a few geographic regions. We also may encounter difficulties in identifying and enrolling such patients with a stage of disease appropriate for our ongoing or future clinical trials. In addition, the process of finding and diagnosing patients may prove costly. Our inability to enroll a sufficient number of patients for any of our clinical trials, if any, would result in significant delays or may require us to abandon one or more clinical trials.

Delays in the completion of any clinical trials will increase our costs, slow down our product candidate development and delay or potentially jeopardize our ability to commence marketing and generate revenue. In addition, we may not be able to initiate or continue clinical trials required by the FDA, EMA or other foreign regulatory agencies for izicopan, vilobelimab or any of our other product candidates that we pursue if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials.

Even if one of our product candidates receives marketing approval, including our EUA for vilobelimab, we may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable

Even if our other product candidates are approved by the appropriate regulatory authorities for marketing and sale or receives the EUA, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. As a general proposition, physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to existing therapies and do not want to switch therapies unless their physicians recommend doing so or they are required to do so due to lack of reimbursement for existing therapies. It is possible that the effects seen in shorter term clinical trials will not be replicated at later time points or in larger clinical trials or when used commercially. Further, even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA and other regulators, safety concerns in the medical community may hinder market acceptance.

Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources, including management time and financial resources, and may not be successful. If any of our product candidates is approved or authorized under EUA but does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

●	the efficacy and safety of the product;

●	the potential advantages of the product compared to competitive therapies, notwithstanding success in meeting or exceeding clinical trial endpoints;

●	the prevalence and severity of any side effects;

●	whether the product is designated under physician treatment guidelines as a first-, second- or third-line therapy;

●	our ability, or the ability of any future collaborators, to offer the product for sale at competitive prices;

●	the product’s convenience and ease of administration compared to alternative treatments;

●	the willingness of the target patient population to try, and of physicians to prescribe, the product;

●	limitations or warnings, including distribution or use restrictions contained in the product’s approved labeling;

●	the strength of sales, marketing and distribution support;

●	changes in the standard of care for the targeted indications for the product;

●	availability and amount of coverage and reimbursement from government payors, managed care plans and other third-party payors; and

●	the acceptance to allow the utilization of our products as regulated by hospital pharmacy and therapy committees or comparable decision making bodies.

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

If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates

We have limited marketing, sales or distribution capabilities and experience within our organization. If any of our product candidates is authorized or approved, we either have to establish a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize any such candidate, or to outsource this function to a third party. These activities were initiated in 2023 regarding the FDA’s EUA for GOHIBIC (vilobelimab) in the United States and we have stopped active commercialization at the end of 2025 due to lack of commercial success. We have not and in the future may not be able to hire a sales force in the United States, Europe or other target market that is sufficient in size or has adequate expertise in the medical markets that we intend to target. To address these challenges with GOHIBIC (vilobelimab), after stopping our own commercialization efforts in the United States, we are pursuing options with regard to product distribution through commercial partnerships. Any failure or delay in the development of our own or third parties’ sales, marketing and distribution capabilities would adversely impact the commercialization of izicopan and vilobelimab and any other future product candidates.

With respect to our existing and future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems (such as we are planning with GOHIBIC (vilobelimab) in the European Union), rather than establishing our own sales force and distribution systems. Our product revenue may be lower than if we directly marketed or sold any approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third parties, which may not be successful and are generally not within our control. If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize any authorized or approved products. If we are not successful in commercializing any authorized or approved products, our future product revenue will suffer and we may incur significant additional losses.

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

Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of izicopan, vilobelimab or any other product candidate we may develop

The risk of failure for izicopan, vilobelimab and any other product candidates we may develop in the future is high. It is impossible to predict when or if either product candidate will prove to be effective and safe in humans or will receive full regulatory approval for the treatment of the indication in which it is developed. Additionally, before regulatory authorities grant marketing approval for any future indications, or any product candidate that we seek to develop, we will be required to complete our ongoing extensive clinical trials to demonstrate safety and efficacy in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

We may experience numerous unforeseen events during or as a result of the regulatory authorization and/or approval process that could delay or prevent our ability to receive marketing approval from regulators or commercialize any product candidate, including:

●	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

●	clinical trials of our product candidates may produce negative or inconclusive results, including failure to demonstrate statistical significance, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

●	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, ethics committees or institutional review boards to suspend or terminate the trials;

●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	regulators, ethics committees or institutional review boards may require that we or our investigators suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks; and

●	regulators or institutional review boards my not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site.

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

Our product development costs will further increase if we experience delays in testing or marketing approvals. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring drugs to market before we do and impair our ability to successfully commercialize our product candidates. We may evaluate applications for orphan drug or breakthrough therapy designation for our product candidates in selected indications, but we may be unable to obtain any such designation or to maintain the benefits associated with orphan drug status, including market exclusivity, even if that designation is granted

We may evaluate applications for orphan drug or breakthrough therapy designation for izicopan or vilobelimab in some indications. In the United States and other countries, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA or other foreign regulatory agency grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the FDA review and approval process. Breakthrough therapy designation is a process designed to expedite the development and review of drugs that are intended to treat a serious condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint. Breakthrough therapy designation may make us eligible for intensive guidance by the FDA on an efficient drug development program and organizational commitment involving senior FDA managers, among others. Although we may evaluate applications for orphan drug or breakthrough therapy designation in some indications, there can be no assurance that we will obtain such designations. Moreover, obtaining orphan drug or breakthrough therapy designation for one indication does not mean we will be able to obtain such designation for another indication.

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

Even if we obtain FDA approval or as we have received market authorization in Europe for vilobelimab or any of our other product candidates, we may never obtain authorization or approval to commercialize our products outside of the United States

In order to market any approved products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. We expect to market our product candidates in Europe and jurisdictions outside the United States, in part due to the relatively larger patient population that exists in Europe as compared to that in the United States. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials, which would be costly and time consuming and could delay or prevent introduction of vilobelimab or any of our other product candidates in those countries.

In addition, we expect to be subject to a variety of risks related to operating in other countries if we obtain the necessary approvals, including:

●	differing regulatory requirements in countries outside the United States;

●	the potential for so-called parallel importing (i.e., when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally);

●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	foreign reimbursement, pricing and insurance regimes;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling outside the United States;

●	foreign taxes, including withholding of payroll taxes;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

●	difficulties staffing and managing foreign operations;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

●	challenges enforcing our contractual and intellectual property rights, especially in countries that do not protect intellectual property rights to the same extent as in the United States;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities as well as supply chain disruptions outside the United States; and

●	business interruptions, including as a result of geopolitical uncertainty and instability (including related to the Russia-Ukraine conflict, Hamas-Israel conflict, tensions between China and Taiwan among others).

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

Our current and future relationships with third-party payors, healthcare professionals and customers in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to significant penalties

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including the federal Anti-Kickback Statute and the federal civil False Claims Act, that may constrain the business or financial arrangements and relationships through which we conduct clinical research, sell, market and distribute any drugs for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation in the United States and other jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include the following:

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

In 2022, the Inflation Reduction Act, or the IRA, was enacted, which, among other provisions, included several measures intended to lower the cost of prescription drugs and related healthcare reforms. Specifically, the IRA authorizes and directs the U.S. Department of Health and Human Services or the DHHS to set drug price caps for certain high-cost Medicare qualified drugs and the first year of maximum price applicability to begin in 2026. The IRA further authorizes the DHHS to penalize pharmaceutical manufacturers that increase the price of certain Medicare drugs faster than the rate of inflation. Finally, the IRA creates significant changes to certain Medicare benefits by capping certain beneficiaries’ annual out-of-pocket spending at $2,000 beginning in 2025.

In 2025, additional executive and legislative actions were announced and implemented including, “Lower Drug Prices by Once Again Putting Americans First,” which among other things, aimed to lower prescription drug prices. These directives also included reports and proposals for new regulations related to reforming the IRA’s Medicare Drug Price Negotiation Program, reducing the prices of high-cost drugs, and enhancing price transparency. Further, the One Big Beautiful Bill Act was enacted into law which, among other things, is expected to reduce funding to federal healthcare programs, imposes additional requirements to be eligible for healthcare, and clarifies exclusions for orphan drugs under IRA’s Drug Price Negotiation Program. Current and future legislative and regulatory changes to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for healthcare products and treatments that could significantly impact pharmaceutical companies and the success of our product candidates.

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

The manufacturing and distribution of our products izicopan and vilobelimab is subject to a number of risks that could harm our reputation, business, financial condition and operating results

The manufacturing processes of izicopan, vilobelimab and finished products like GOHIBIC (vilobelimab) are complex. We may encounter manufacturing difficulties, including difficulties related to product storage and shelf-life. Such difficulties could result from the complexities of manufacturing product batches at a larger scale, equipment failure, availability of excipients and other product components/ingredients (including related to choice and quality of raw materials), analytical testing technology and product instability. Specifically, insufficient product stability or shelf-life of izicopan could lead to delays or inability to supply material to hospitals involved in conducting clinical trials. Insufficient product stability or shelf-life of GOHIBIC (vilobelimab) or its components could materially limit or delay our or our collaborators’ ability to distribute and commercialize GOHIBIC (vilobelimab) at the current price or at all. Further, if GOHIBIC (vilobelimab) becomes subject to a product recall, including as the result of manufacturing errors, design/labeling defects or other deficiencies, our reputation would be adversely affected.

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

Governments, including those outside the United States, tend to impose strict price controls, which may adversely affect our revenues, if any

In many countries, such as countries of the European Union, the pricing of prescription pharmaceuticals is subject to varying price control mechanisms, often as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we, or any future collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed. Additional price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates, and we believe the increasing emphasis on cost-containment initiatives in the European Union has and will continue to put pressure on the pricing and usage of our product candidates. As a result, any reduced reimbursement for such product candidates may be insufficient for us to generate commercially reasonable revenue and profits and would adversely affect our financial condition and results of operations.

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

The FDA, the EMA and other regulatory authorities may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the authorized or approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we, or any future collaborators, do not market any of our product candidates for which we, or they, receive marketing approval for only their approved indications, we, or they, may be subject to warnings or enforcement action for off-label marketing. Violation of the FDCA and other statutes relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state healthcare fraud and abuse laws and state consumer protection laws, including the False Claims Act.

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

3.	Risks related to our dependence on third parties

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

Further, although our reliance on these third parties for clinical development activities limits our control over these activities, we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. For example, notwithstanding the obligations of a CRO for a trial of one of our product candidates, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA, the EMA and potentially other regulatory agencies of different countries require us to comply with requirements, commonly referred to as current Good Clinical Practices, or cGCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA, the EMA and other regulatory agencies enforce these cGCP regulations through periodic inspections of trial sponsors, principal investigators, clinical trial sites and IRBs. If we or our third-party contractors fail to comply with applicable cGCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other regulatory agencies may require us to perform additional clinical trials before approving our product candidates, which would delay the marketing approval process. We cannot be certain that, upon inspection, the FDA or other regulatory agencies will determine that any of our clinical trials comply with cGCP. We are also required to register clinical trials and post the results of completed clinical trials on a government-sponsored database, such as ClinicalTrials.gov in the United States, within certain timeframes. The same requirement applies to clinical trials outside the United States, such as EudraCT.ema.europa.eu in Europe. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

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

Our reliance on foreign third-party manufacturers and suppliers increases our risk of obtaining adequate, timely and cost-effective product candidates and products

Foreign manufacturing is subject to a number of risks, including political and economic disruptions, the imposition of tariffs, quotas and other import or export controls, changes in governmental policies and geopolitical uncertainty and instability, which have created market volatility. In particular, we rely on third-party manufacturer located in China and elsewhere for supply of vilobelimab. We outsource all manufacturing of our product candidates and products to third parties. The supply chain and manufacturing in China may, also as a result of the global political situation, significantly impact our operations.

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

Even if we were able to establish and maintain arrangements with other third-party manufacturers, reliance on third-party manufacturers generally entails additional risks beyond our control, including:

●	reliance on third parties for manufacturing process development, regulatory compliance and quality assurance;

●	reliance on third parties for storage and safeguarding of substantially all inventory;

●	costs and validation of new equipment and facilities required for additional scale-up or optimization of processes;

●	failure to comply with cGMP and similar foreign standards;

●	limitations on supply availability resulting from capacity and scheduling constraints of third parties;

●	lack of qualified backup suppliers for those components that are purchased from a sole or single source supplier;

●	closures and restrictions on critical facilities resulting from public health crises;

●	the ability to freely import clinical trial and marketing material manufactured at our third-party manufacturer in China into the countries in which the clinical trials are being conducted or product potentially to be used or sold;

●	the possible breach of manufacturing agreements by third parties because of factors beyond our control; and

●	the possible termination or non-renewal of the manufacturing agreements by the third party, at a time that is costly or inconvenient to us, and our ability to obtain alternative supply.

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

Our manufacturing process is subject to quality control risks and related regulatory requirements

We participate in the manufacturing process with crucial quality control testing within our own laboratories, and we hold the manufacturer license for, and therefore oversee, the overall manufacturing process, and we are responsible for ensuring that this part of our business also operates according to cGMP standards. Additionally, we hold an importing license. We therefore employ key personnel within the manufacturing process.

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

Our third-party manufacturers, or we, may not be able to comply with the cGMP regulatory requirements applicable to izicopan and vilobelimab, including applicable provisions of the FDA’s drug cGMP regulations, device cGMP requirements embodied in the Quality System Regulation, or QSR, or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or voluntary recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly affect supplies of our product candidates. In addition, our third-party manufacturers and suppliers and we are subject to FDA and other local regulatory authority inspection from time to time. Failure by our third-party manufacturers and suppliers or us to pass such inspections and otherwise satisfactorily complete the FDA approval regimen with respect to our product candidate may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses.

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

If any third-party manufacturer of our product candidates is unable to increase the scale of its production of our product candidates, and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed

In order to produce sufficient quantities to meet the demand for clinical trials and subsequent commercialization of vilobelimab and izicopan, our third-party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of the product. The transition to larger scale production could prove difficult or costly. Further, any claims in our manufacturing process as a result of scaling up or optimization of the manufacturing, supply and fill process may result in the need to obtain regulatory approvals. If our third-party manufacturers are not able to optimize manufacturing process to increase the product yield for our product candidates or are unable to produce increased amounts of our product candidates while maintaining the quality of the product, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits. Difficulty in achieving commercial scale-up production or production optimization or the need for additional regulatory approvals as a result could have a material adverse impact on our business and results of operations.

We expect to seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans

We expect to seek one or more collaborators for the development and commercialization of one or more of our product candidates. Likely collaborators may include pharmaceutical and biotechnology companies. In addition, if we obtain marketing authorization or approval for product candidates from foreign regulatory authorities, we may enter into strategic relationships with international biotechnology or pharmaceutical companies for the commercialization of such product candidates outside of the United States.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of several factors. Those factors may include the potential differentiation of our product candidates from competing product candidates, design or results of clinical trials, the likelihood of approval by the FDA, the EMA or comparable foreign regulatory authorities and the regulatory pathway for any such approval, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product to patients and the potential of competing products. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such a collaboration could be more attractive than the one with us for our product candidate. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

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

4.	Risks related to our intellectual property

Our success depends on our ability to obtain, maintain, protect, defend and enforce patent, trade secret and other intellectual property protection

Our success depends on our ability to obtain, maintain, protect, defend and enforce patent, trade secret and other intellectual property protection in the United States and other countries with respect to izicopan, vilobelimab and other proprietary product candidates. If we do not adequately protect, maintain, defend and enforce our intellectual property rights, competitors may be able to erode, negate or preempt any competitive advantage we may have, which could adversely affect our business and ability to achieve profitability. To seek to protect our proprietary position, we file patent applications in the United States and in certain other countries related to our novel product candidates and their potential use in different medical indications that are important to our business. The patent application and approval process is expensive and time-consuming and we may not be able to file and prosecute all necessary or desirable patent applications and obtain and maintain issued patents at a reasonable cost or in a timely manner.

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

In addition, our competitors and other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. For example, a third party may develop a competitive therapy that provides benefits similar to izicopan, vilobelimab or other product candidates but that uses a technology that falls outside the scope of our patent protection. Our competitors may also seek approval to market generic versions of any approved products and in connection with seeking such approval may claim that our patents are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

5.	Risks related to employee matters and managing growth

We only have a limited number of employees to manage and operate our business

As of December 31, 2025, we had 65 full-time or part-time employees. Our limited resources requires us to optimize cash utilization and to manage and operate our business with limited personnel. We cannot assure you that we will be able to hire additional employees and/or retain adequate staffing levels to develop izicopan and vilobelimab, or run our operations or to accomplish all the objectives that we otherwise would seek to accomplish.

We depend heavily on our executive officers and directors, and the loss of their services would materially harm our business

Our success depends, and will likely continue to depend, upon our ability to hire and retain the services of our current executive officers, directors, principal consultants and others. We are highly dependent on the management, development, clinical, financial and business development expertise of our executive management and senior leadership. Our ability to compete in the biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel.

Our industry has experienced a high rate of turnover of management personnel in recent years. Any of our personnel may terminate their employment at will. If we lose one or more of our executive officers or senior managers or other key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain marketing approval of and commercialize products successfully.

Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key employees on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

We rely on consultants and advisors, including scientific, strategic, regulatory and clinical advisors, to assist us in formulating our research and development strategy. Our consultants and advisors may be employed by other entities and may have commitments under consulting or advisory contracts with those entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize our product candidates will be limited.

We need to maintain and renew our organization and operational structure, and we may encounter difficulties in managing this process, which could disrupt our operations

We need to maintain the scope of our operations, particularly in the areas of clinical development and regulatory affairs and renew systems and processes on an ongoing basis. To ensure the ongoing operations without disruptions and keep our systems and processes compliant and operational, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel to mitigate any fluctuation we may face. Our management may need to devote a significant amount of its attention to managing these activities. We may not be able retain key employees, or identify, recruit, attract and train retain human capital. Competition for qualified, motivated, and highly-skilled executives, professionals and other key personnel in biotechnology and pharmaceuticals industries is significant. Our inability to maintain and update our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Keeping systems and processes up to date requires significant capital expenditure and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to keep systems and processes up to date and manage our expected operational development, our expenses may increase more than expected, our ability to generate revenues in the future could be reduced and we may not be able to implement our business strategy, including the successful development and commercialization of our product candidates.

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

6.	Risks related to our ordinary shares and our status as a public company

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

●	the timing, enrollment and results of clinical trials of izicopan, vilobelimab and any other product candidates;

●	regulatory actions with respect to izicopan, vilobelimab, our other product candidates or our competitors’ products and product candidates;

●	the success of existing or new competitive products or technologies;

●	any delay in our development or regulatory filings for izicopan, vilobelimab or any future product candidate and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including the FDA’s issuance of a “refusal to file” letter or a request for additional information;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

●	commencement or termination of collaborations for our development programs;

●	failure or discontinuation of any of our development programs;

●	results of clinical trials of product candidates of our competitors;

●	regulatory or legal developments in the United States and other countries;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;

●	the recruitment or departure of key personnel;

●	the level of expenses related to any of our product candidates or clinical development programs;

●	the results of our efforts to develop additional product candidates or products;

●	actual or anticipated changes in estimates as to financial results or development timelines;

●	announcement or expectation of additional financing efforts;

●	sales of our ordinary shares by us, our insiders or other shareholders;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	changes in estimates or recommendations by securities analysts, if any, that cover our shares;

●	changes in the structure of healthcare payment systems;

●	market conditions in the pharmaceutical and biotechnology industries;

●	general economic, industry, market and political conditions; and

●	any other factors described in this ‘ITEM 3. KEY INFORMATION — D. Risk factors’ section.

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

Because the price per share of each share sold under our shelf registration statement will depend on the market price of our shares at the time of the sale and other market conditions, it is not possible at this stage to predict the number of shares that ultimately may be offered and sold under the Registration Statement. If we sell ordinary shares, convertible securities or other equity securities, existing shareholders may be diluted by such sales, and in certain cases new investors could gain rights superior to those of our existing shareholders. Any sales of our ordinary shares, or the perception that such sales could occur, could have a negative impact on the trading price of our shares.

Our public float has fluctuated around the $75 million threshold, and if it falls below that level at the time of an offering, we may become subject to the Baby Shelf Limitation under SEC rules, which could limit our ability to raise capital and adversely affect our ability to fund our clinical trials

SEC rules and regulations limit the amount that companies with a public float of less than $75 million may raise during any 12-month period pursuant to a shelf registration statement on Form F-3, which we refer to as the Baby Shelf Limitation. The Baby Shelf Limitation is tested at the time of each offering, not at a fixed point in the fiscal year. As of June 30, 2025, our public float was below the $75 million threshold. However, our public float has since risen above the $75 million threshold. If our share price declines and our public float falls below $75 million at the time of a future offering, we would be subject to the Baby Shelf Limitation, which would prevent us from selling securities in a primary offering with a value exceeding more than one-third of our public float in any 12-month period for so long as our public float remains below $75 million at the time of such offering.

Our business strategy depends on our ability to raise capital to fund our ongoing and planned trials. If we become subject to the Baby Shelf Limitation, our ability to raise capital through our shelf registration statement on Form F-3 may be significantly constrained, which could impair our ability to fund our clinical development programs on our anticipated timeline or at all. In such circumstances, we may need to seek alternative sources of financing, such as private placements or offerings registered on Form F-1, which may be more costly, time-consuming, or available only on less favorable terms, if at all. Any delay or inability to obtain sufficient funding could materially harm our business, financial condition and results of operations.

To the extent that we raise additional funds through the sale of equity or securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or substantially similar securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

We may fail to meet the continued listing requirements of the Nasdaq Stock Market LLC which could result in a delisting of our securities

If we fail to satisfy the continued listing requirements of the Nasdaq Stock Market LLC (“Nasdaq”), such as minimum bid price requirements, Nasdaq may take steps to delist our ordinary shares. Such a delisting would have a materially adverse effect on the price of our outstanding securities, impair the ability to sell or purchase our ordinary shares when persons wish to do so, and materially and adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all.

To maintain the listing of our ordinary shares on Nasdaq, we must satisfy minimum financial and other continued listing requirements and standards, including those related to the price of our ordinary shares. Pursuant to Nasdaq Listing Rule 5450(a)(1), or the “Minimum Bid Price Rule”, if the closing bid price of a company’s stock falls below US$1.00 per share for 30 consecutive business days, Nasdaq will notify the company that it is no longer in compliance with the Nasdaq listing qualifications. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), if a company is not in compliance with the Minimum Bid Price Rule, the company will have 180 calendar days to regain compliance. On March 11, 2026, we received notice from the Listing Qualifications Department of Nasdaq that we were no longer in compliance with the Minimum Bid Price Rule. We have an initial period of 180 calendar days, or until September 7, 2026, to regain compliance. If we fail to regain compliance with the Minimum Bid Price Rule during this period, we may consider applying to transfer our securities from The Nasdaq Global Select Market to The Nasdaq Capital Market, provided that we meet the applicable market value of publicly held shares required for continued listing and all other applicable requirements for initial listing on The Nasdaq Capital Market (except for the bid price requirement). Such transfer would provide us with an additional 180 calendar days, or until March 8, 2027, to regain compliance. There can be no assurance that we would be eligible for the additional 180 calendar day compliance period, if applicable, or that the Nasdaq staff would grant our request for continued listing.

We cannot assure you that we will be able to regain compliance with the continued listing standards of Nasdaq in the future. If we fail to regain compliance with the applicable listing standards and Nasdaq delists our ordinary shares, we and our shareholders could face significant material adverse consequences. A delisting would result in limited availability of market quotations for our ordinary shares, reduced liquidity and a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future. Additionally, a delisting could result in a determination that our ordinary shares are “penny stock,” which would require brokers trading in our ordinary shares to adhere to more stringent rules and could result in a reduced level of trading activity in the secondary trading market for our ordinary shares. A delisting may also lead to a limited amount of news and analyst coverage of our company.

Further, the National Securities Markets Improvement Act of 1996 preempts states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our ordinary shares are listed on Nasdaq, they qualify as covered securities. Although states are preempted from regulating the sale of our securities, federal law permits states to investigate companies if there is a suspicion of fraud and, upon a finding of fraudulent activity, to regulate or bar the sale of covered securities in a particular case. If we were no longer listed on Nasdaq, our securities would cease to be covered securities and we would become subject to securities regulations in each state in which we offer our securities.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company

We will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act imposing liability on insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. Effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, directors and officers of foreign private issuers, including us, are required to comply with the reporting requirements of Section 16(a) of the Exchange Act. However, directors and officers of a foreign private issuer remain exempt from Section 16(b) (short-swing profit liability) and Section 16(c) (short sale prohibitions). In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their Annual Report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

As of December 31, 2025, we had NOL carry forwards for German corporate tax purposes of €267,9 million and for trade tax purposes €267.9 million available. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG, or a Section 10a GewStG limitation. Any limitation may result in the expiration of the complete tax operating loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us. Tax losses of InflaRx GmbH until December 31, 2017 (€34.8 million) are frozen from 2018 onwards due to the creation of a tax group with InflaRx N.V. Those losses of InflaRx GmbH do not expire and may be used to offset future taxable income of InflaRx GmbH only.

As of December 31, 2025, our U.S. subsidiary, InflaRx Pharmaceuticals, Inc., had €21.81 million or $25.63 million of NOLs for U.S. federal income tax purposes. Transfers or issuances of our equity may impair or reduce the ability of InflaRx Pharmaceuticals, Inc. to utilize U.S. federal net operating loss carryforwards and certain other tax attributes in the future. Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, contains rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An “ownership change” is generally defined as an increase in ownership of a corporation’s stock by more than 50 percentage points over a rolling three-year period by stockholders that own (directly, indirectly or constructively) 5% or more of the stock of a corporation at any time during the relevant rolling three-year period. If an ownership change occurs, Section 382 imposes an annual limitation on the use of pre-ownership change NOLs, credits and certain other tax attributes to offset taxable income earned after the ownership change. The annual limitation is generally equal to the product of the applicable long-term tax-exempt rate in effect for the month in which the ownership change occurs and the value of the company’s stock immediately before the ownership change (subject to some adjustments). For example, this annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized (or treated as recognized) built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards or capital loss carryforwards. No assurance can be given that prior transactions have not resulted in an ownership change for purposes of Section 382 of the Code or that future transactions will not result in an ownership change. Even if a subsequent transaction does not result in an ownership change, it may materially increase the likelihood that we will undergo an ownership change in the future. Sales of our ordinary shares by stockholders, whose interests may differ from our interests, may increase the likelihood that we or one of our subsidiaries undergoes an ownership change. If we or our subsidiaries have or were to undergo an ownership change, it could result in increased future tax liability to us.

We may become taxable in a jurisdiction other than Germany, which may increase the aggregate tax burden on us

Since our incorporation we have had, on a continuous basis, our place of effective management in Germany. We will therefore be a tax resident of Germany under German national tax law. By reason of our incorporation under Dutch law, we are also deemed tax resident in the Netherlands under Dutch tax law. However, based on our current management structure and current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we should be tax resident solely in Germany for the purposes of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands, or the German-Dutch Tax Treaty, for the avoidance of double taxation with respect to taxes on income.

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

The applicable tax laws, tax treaties or interpretations thereof may change, including the reservations made with respect to the MLI. Furthermore, whether we have our place of effective management in Germany and are as such solely tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof and changes to applicable facts and circumstances (for example, a change of board members or the place where board meetings take place), or changes to applicable tax treaties, including a change to the application of the MLI, may result in us becoming a tax resident of a jurisdiction other than Germany. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our share price and trading volume to decline.

We believe it is likely that we were a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in 2022, 2023, 2024 and 2025, and we may be a PFIC in one or more future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and the expected price of our ordinary shares in this offering, we believe it is likely we were a PFIC in 2022, 2023 and 2024 and 2025, and we may be a PFIC for our current taxable year or in one or more future taxable years. In addition, we may, directly or indirectly, old equity interests in other PFICs. Whether we or any of our subsidiaries will be a PFIC in 2026 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty; because a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Accordingly, there can be no assurance that we will not be a PFIC in 2026 or any future taxable year.

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

If we ever pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands

We do not intend to pay any dividends to holders of our shares. However, if we do pay dividends, we may need to withhold tax on such dividends both in Germany and the Netherlands. As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax, and may, in certain specific situations, also be subject to Dutch conditional withholding tax, on the basis of Dutch domestic law. In this respect, the so-called tie-breaker provision included in article 4(3) of the German-Dutch-Tax Treaty, or the Tie-Breaker Provision, as in effect on the date hereof determines that we should qualify solely as a tax resident in Germany for purposes of the German-Dutch Tax Treaty, provided that our place of effective management is in Germany. As a result, and as long as our place of effective management is in Germany and the Tie-Breaker Provision or, in the event the German-Dutch Tax Treaty would become a "Covered Tax Agreement" for the purposes of the MLI, the reservation made by Germany with respect to the Tie-Breaker Provision as part of the MLI are not changed, we should solely qualify as a tax resident in Germany for purposes of the German-Dutch Tax Treaty and the Netherlands may, as a consequence thereof, only levy Dutch withholding taxes with respect to dividends distributed by us to (i) holders of our shares who are resident or deemed to be resident in the Netherlands for Dutch income tax purposes, or Dutch Resident Holders, or (ii) holders of our shares that are neither resident nor deemed to be resident of the Netherlands, or Non-Resident Holders, if the shares are attributable to a Dutch permanent establishment of such Non-Resident Holder. In such event, dividends distributed by us to Dutch Resident Holders and a Dutch permanent establishment of Non-Resident Holders to which the shares are attributable are subject to Dutch dividend withholding tax at a rate of, as per the date of this Annual Report, 15% and, in certain specific situations, to Dutch conditional withholding tax at a rate of, as per the date of this Annual Report, 25.8% (with a maximum overall effective tax rate of 25.8% as per the date of this Annual Report). In addition, we would be required to identify our shareholders in order to assess whether there are Dutch Resident Holders or Non-Resident Holders with a permanent establishment in the Netherlands to which such shares are attributable. Such identification may not always be possible in practice and if the identity of our shareholders in such event cannot be determined, withholding of both Dutch and German (provided that our place of effective management is in Germany) dividend withholding tax may occur upon a payment of dividends.

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

7.	General Risk Factors

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

If any product liability lawsuits are successfully brought against us or any of our collaboration partners, we may incur substantial liabilities and may be required to limit commercialization of our product candidates

We face an inherent risk of product liability lawsuits related to the testing of our product candidates in seriously ill patients and will face an even greater risk if our product candidates are approved by regulatory authorities and introduced commercially. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, healthcare providers or others using, administering or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities.

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

If our internal controls over financial reporting fail to be effective, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our ordinary shares

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act of 2002 requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. As a non-accelerated filer, we are not required to include an auditor attestation on internal control over financial reporting under Section 404(b). Our status as a non-accelerated filer permits reduced disclosures in our SEC filings, which may make it more challenging for investors to analyze our operating results and financial condition.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

We are a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, an inherent part of the innate immune system. We discover, develop and commercialize first-in-class, highly potent and specific inhibitors of the complement activation factor known as C5a and its receptor C5aR. With our therapeutic product candidates in clinical development, vilobelimab and izicopan (formerly known as INF904), we target C5a and its receptor C5aR to selectively to inhibit the powerful inflammatory response observed in a wide variety of autoimmune and other inflammatory diseases elicited through C5a/C5aR activation. We discovered and developed both products candidates through our own internal efforts.

Our legal and commercial name is InflaRx N.V. and we were incorporated under the laws of the Netherlands on June 6, 2017, and our headquarters, as registered with the local court of Jena, is located in Jena, Germany. InflaRx was founded in 2007 as InflaRx GmbH by Professor Niels Riedemann and Professor Renfeng Guo in Jena, Germany. Our agent for service of process in the United States is InflaRx Pharmaceuticals, Inc. located at 600 South Wagner Road, Ann Arbor, Michigan 48103. Our principal executive offices and laboratories are located in Winzerlaer Str. 2, 07745 Jena, Germany, telephone: +49 3641 508 180. We have additional offices in Planegg-Martinsried (Munich), Germany and in Ann Arbor, Michigan, United States, where we also have laboratories.

As of December 31, 2025, we employed a total of 65 employees, 22 of whom have M.D. or Ph.D. degrees (51 were actively employed as of the date hereof, of whom 18 have M.D. or Ph.D. degrees). Our management team has extensive experience in the field of complement biology research, clinical research and development and the biopharmaceutical industry. Both our Chief Executive Officer and founder, Professor (Dr.) Niels Riedemann, and our Chief Scientific Officer and founder, Professor Renfeng Guo, have over 25 years of complement biology research experience, having published extensively on the role and function of C5a and its receptors. Our Chief Financial Officer, Dr. Thomas Taapken, has served in executive positions and boards for various private and public European biotechnology companies over the last 20 years and has over 25 years total experience in managerial roles in the biopharmaceutical and venture capital industries. Our Chief Medical Officer, Dr. Camilla Chong, has 25 years of experience in the global pharmaceutical industry in the areas of clinical development, medical affairs, clinical operations, regulatory affairs and pharmacovigilance as well as the launch of new medicines.

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

B. Business overview

Overview

We are a biopharmaceutical company applying our proprietary technologies to discover, develop and commercialize first-in-class, highly potent and specific inhibitors of the complement activation factor known as C5a and its receptor C5aR. The complement system is an integral part of the innate immune system and protects the body, for example by recognizing and removing bacteria, viruses, and other infectious agents, collectively referred to as pathogens. Terminal complement activation, to which the cleavage of C5 by C5-convertases is also referred to, leads to the release of C5a, which acts through its receptor C5aR. In addition, terminal complement activation, i.e., the cleavage of C5a from C5, can also be achieved directly by naturally occurring enzymes present throughout the body but not considered part of the complement system. With our therapeutic product candidates, vilobelimab and izicopan (formerly known as INF904), we target C5a and its receptor C5aR to selectively inhibit the powerful inflammatory response observed in a wide variety of autoimmune and other inflammatory diseases elicited through C5a/C5aR activation.

The most prominent role of the complement system is to help the body defend itself against invading microorganisms through several mechanisms, including the rapid creation of an inflammatory environment and the production of factors that directly kill pathogens and recruit immune cells to sites of infection. Activation of the complement system ultimately results in the generation of C5a and C5b by cleavage from complement factor C5. C5a, through its signaling after binding to the C5a receptor C5aR1, creates an inflammatory environment by attracting and strongly activating neutrophils as well as by causing many different cell types to generate pro-inflammatory molecules. The C5a/C5aR1 signaling axis is central to this and therefore a critical component of the innate immune system. Such elicited inflammatory responses normally benefit the body by helping to fight infection, but excessive or uncontrolled generation of C5a, as it occurs in certain diseases, can cause severe damage to the body’s own tissue, thereby contributing to the pathophysiology of many autoimmune and inflammatory diseases.

While the mode of action of C5a/C5aR1 signaling in inflammation has been intensely researched and confirmed, developing a highly specific antibody with the ability to fully block C5a, while preserving a critical innate defense mechanism through the formation of the Membrane Attack Complex, or MAC, by cleaved C5b has been challenging. As such, there are currently no approved drugs other than our product vilobelimab that specifically target C5a. Vilobelimab, potently and selectively bind to a conformational epitope that is formed by C5a upon the cleavage of C5a from C5 that completely blocks C5a without compromising important upstream functions of the complement system, as well as MAC formation.

Unlike its ligand C5a, C5aR1 can also be pharmacologically inhibited by small molecules. It is generally believed that blockade of C5a using antibodies offers a fast, complete, and safe way to control C5a-induced inflammation. The advantage of a small molecule inhibitor to C5aR1 is that it can be administered orally, thereby offering broad, long-term ease of administration to patients, especially for the treatment of chronic diseases. Through our in-house drug discovery efforts, we identified a potent inhibitor of the C5a receptor, izicopan, which we believe is a promising candidate for development in complement-mediated, chronic auto-immune and inflammatory conditions, where an oral small molecule is preferred for patients.

Given the different advantages of blocking C5a and/or C5aR1, we believe that the development of both, C5a and C5aR1 blocking agents is possible and potentially helpful to address a broader range of C5a/C5aR1-molecular signaling axis-associated diseases.

Oral C5aR1 antagonist izicopan (formerly known as INF904)

To explore the full potential of our anti-C5a/C5aR technologies, we are clinically developing our lead product candidate, izicopan (formerly known as INF904), which is an orally administered, small-molecule inhibitor of C5aR1. Based on its mode of action and encouraging preclinical and clinical data generated to-date, we believe izicopan is a promising product candidate for being further developed in several disease areas of inflammation, where orally available therapeutics are not available or do not meet the medical need.

With izicopan, we discovered a small molecule C5aR inhibitor that has shown potential for superior characteristics to the only approved C5aR inhibitor, avacopan, in pre-clinical studies and in clinical pharmacology studies. Izicopan has demonstrated higher plasma exposure in animals, including non-human primates, and humans. Izicopan is also characterized by an improved inhibitory activity in a hamster neutropenia model compared to avacopan and in our completed pharmacodynamic Phase 1 studies. Furthermore, in contrast to avacopan, in vitro experiments showed izicopan has substantially less inhibition of the cytochrome P450 enzymes 3A4/5 (CYP3A4/5). Izicopan demonstrated potential for anti-inflammatory therapeutic effects in several preclinical disease models. In January 2024, we announced the positive results of a single and multiple ascending dose study with izicopan in healthy volunteers. In November 2025, we reported positive data from a Phase 2a clinical study in HS and CSU patients.

Izicopan for the treatment of HS

HS is a chronic, recurrent, debilitating neutrophil-driven inflammatory skin disease that can persist for years and is severely debilitating and tremendously impacts quality of life. It is characterized by three types of skin lesions: abscesses, nodules and draining tunnels. Izicopan inhibits the known C5a-induced effects on neutrophil activation and tissue accumulation of immune cells, including generation of tissue damaging mechanisms (enzyme release and oxidative radical formation) as well as induction of NETosis – mechanisms thought to be involved in HS progression and draining tunnel formation. Clinical evidence with existing C5a/C5aR products also supports that blocking this pathway reduces lesion counts. Patients’ responses to treatment with currently approved anti-TNF-alpha or anti-IL17 drugs are known to wane over time in a significant number of cases; and treatment with new therapeutics acting through other molecular mechanisms are needed for these patients. In our recently concluded Phase 2a clinical study we could gather strong evidence that izicopan is highly active in HS, with improvements in efficacy measures largely differentiated from historically reported placebo response rates, and in line with reported improvements at the 4-week time point for therapies which have successfully completed Phase 3 trials or received approval. Given this positive, biologic-like emerging clinical profile, with rapid, consistent and significant reductions in all lesion counts, total inflammatory burden (TIB), and patient reported outcomes (in particular NRS30 Skin Pain), we are progressing our plans for further clinical development.

Izicopan for the treatment of CSU

CSU is a debilitating and unpredictable skin disease, characterized by intensely itchy hives / wheals and angioedema. The burden of this chronic disease is high and impacts sleep, mental health, quality of life and productivity due to absences from school and work. CSU is estimated to affect around 40 million people worldwide. CSU patients have been reported to show elevated C5a levels, a major activator of mast cells and basophils which are thought to be significant contributors to CSU pathogenesis. In addition, studies suggest that complement activation (including through C5a) in CSU can lead to histamine release. Current treatments for patients that do not respond to readily available anti-histamines are limited, and a significant unmet need exists in a sizable proportion of patients. In our recently concluded Phase 2a clinical study we could show encouraging data in these patients, suggesting that izicopan is active in CSU and not only differentiated from reported historical placebo rates, but potentially within the range of currently approved CSU therapies. These data further indicate that response rates may deepen with longer-term treatment. Given this positive emerging clinical profile, we are planning further development potentially in collaboration with pharmaceutical partners.

Anti-C5a antibody vilobelimab

Vilobelimab, is a novel, intravenously delivered, first-in-class monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. We have been developing vilobelimab in a wide array of complement-mediated diseases with significant unmet medical need.

Vilobelimab for the treatment of severe COVID-19

Vilobelimab has been tested in critically ill COVID-19 patients, for which we concluded a double-blinded, placebo controlled, multicenter Phase 3 study in March 2022, demonstrating a relative reduction in 28-day all-cause mortality by 23.9%. Subsequently, in April 2023, we were granted an EUA by the FDA for the treatment of critically ill, invasively mechanically ventilated COVID-19 patients. In January 2025, we obtained a marketing authorization under exceptional circumstances, by the European Commission for the treatment of adult patients with SARS-CoV-2-induced ARDS, who are receiving systemic corticosteroids as part of standard of care and receiving invasive mechanical ventilation, or IMV, with or without extracorporeal membrane oxygenation, or ECMO. The product has been introduced into the pharmaceutical market in the U.S. under the tradename GOHIBIC and is commercially available for ordering by hospitals. Vilobelimab is also being evaluated in a Phase 2 clinical platform study in broader ARDS, funded by the Biomedical Advanced Research and Development Authority, or BARDA.

Anti-C5a antibody IFX002

We are developing IFX002 for the treatment of chronic inflammatory diseases. IFX002 is a highly potent anti-C5a antibody, which binds to the same domain of the C5a protein as vilobelimab, but which has a higher humanization grade and altered pharmacokinetic properties compared to vilobelimab. IFX002 is currently in preclinical development. We consider IFX002 to be a life-cycle management product to vilobelimab, given the long remaining patent life of IFX002.

An overview of our current product development pipeline can be found in the exhibit below:

For more information on our technology or our development programs please refer to the detailed information included herein below.

Our technology

The most prominent role of the complement system is to help the body defend itself against invading microorganisms through several mechanisms, including the rapid creation of an inflammatory environment and the production of factors that directly kill pathogens and recruit immune cells to sites of infection. Activation of the complement system ultimately results in the generation of C5a and C5b by cleavage from complement factor C5. C5a, through its signaling after binding to the C5a receptor C5aR1, creates an inflammatory environment by attracting and strongly activating neutrophils as well as by causing many different cell types to generate pro-inflammatory molecules. The C5a/C5aR1 signaling axis is central to this and therefore a critical component of the innate immune system. Such elicited inflammatory responses normally benefit the body by helping to fight infection, but excessive or uncontrolled generation of C5a, as it occurs in certain diseases, can cause severe damage to the body’s own tissue, thereby contributing to the pathophysiology of many autoimmune and inflammatory diseases.

The complement system and role of the C5a/C5aR1 signaling axis as critical component in the immune system and its need for control

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

Cleavage of C5 results in the generation of C5a and C5b, two molecules with distinct biological activities. C5a is a strong inflammatory amplifier that exerts its biological functions by binding to two different receptors, C5aR1, also referred to as C5aR or CD88, and C5aR2, also referred to as C5L2 or GPR77. C5b on the other hand assembles with C6, C7, C8 and many C9 molecules to form the MAC, an important intrinsic defense mechanism that causes the membranes of microorganisms to become permeable, leading to their disintegration, or lysis.

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

We believe that C5a and its signaling through the Ca5 receptor 1, is a key inflammatory mediator driving tissue damage in many inflammatory diseases and thus represents a very meaningful drug target with large therapeutic potential. So far, there are only very limited therapeutic intervention options available to modulate the C5a/C5aR1 signaling and thus there is significant medical need for new therapies. Therefore, we have conducted substantial research since our inception to generate highly specific antibodies targeting only C5a while leaving MAC formation intact, to deliver an ideal therapeutic approach for this attractive target.

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

C5a/C5aR1 signaling and the role in disease and inflammation

C5a is a small, 74-amino acid-spanning protein whose biochemical and immunological properties have been well documented in the scientific literature. C5a, through its signaling when binding to C5aR1, creates an inflammatory environment by attracting and strongly activating neutrophils as well as by causing many different cell types to generate pro-inflammatory and inflammation-related molecules. While this can help the body to respond strongly and rapidly to infections by optimizing the defense environment, uncontrolled C5a generation can induce damage to the body’s tissues in a broad variety of diseases. As a result, we believe that controlling and limiting C5a/C5aR signaling by blocking either C5a or the receptor C5aR1 in the body may prevent the negative effects of an over-activated C5a-driven immune response.

C5a quickly interacts with at least two independent receptors—C5aR1 and C5aR2. C5aR1 and C5aR2 serve as a large signaling pool for effects elicited by C5a. C5aR1 has been well characterized as a signaling receptor that can be strongly upregulated in almost any cell across a variety of disease settings. Although less understood, C5aR2 has also been shown to promote inflammation and negatively affect outcomes in various experimental disease settings by promoting the adverse effects, or AEs, elicited by uncontrolled C5a. Importantly, various other complement activation products (e.g., C3a, C3a-desArg and C4a) have been shown to bind to C5aR2 and elicit effects different from those elicited by C5a binding to C5aR1. Thus, blocking specifically C5a (as achieved by use of vilobelimab) will eliminate only C5a mediated effects.

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

Various chronic inflammatory and autoimmune diseases in humans are characterized by flare-up phases during which substantial tissue damage occurs. Given C5a’s numerous inflammatory promoting functions, blocking it in chronic inflammatory diseases may have a positive effect on T-cell function, overall control of the inflammatory status of the disease and a strong anti-inflammatory effect on neutrophils, which may reduce tissue damage during the flare-up phases. It has been demonstrated that in various inflammatory animal models that blocking the C5a/C5aR1 signaling axis leads to reduced inflammation, improved organ performance and favorable outcomes on clinical endpoints, including improved mortality rate, disease severity or damage scores.

C5a also has been described as a potential disturbing factor for a balanced T-cell response by down-regulating regulatory T-cells and promoting pro-inflammatory T-cell responses. Published research demonstrated that blocking the C5a/C5aR1 signaling axis in mice restored regulatory T-cell function, inhibiting the progression of induced autoimmune diseases. Therefore, C5a is a potential drug target for the treatment of autoimmune and chronic inflammatory diseases associated with T-cell imbalance.

Given the effect on neutrophil activation and down-regulation of regulatory T-cell response, the inhibition of the C5a/C5aR axis provides strong anti-inflammatory effects in a variety of diseases. Blockade of C5a using highly specific antibodies, such as vilobelimab, may offer a fast, effective, and safe way to control C5a-induced inflammation. In addition to this approach, inhibition of C5aR1 by oral low molecular weight inhibitors may provide the ease of administration required for effective long-term treatment for more chronic inflammatory diseases.

C5a as a key driver of histamine-mediated inflammation

C5a, a potent anaphylatoxin generated during complement activation, is a key link between innate immunity and histamine-mediated inflammation. By binding to the C5a receptor on mast cells and basophils, C5a directly triggers calcium-dependent degranulation and rapid histamine release, independent of IgE. In addition, C5a lowers the activation threshold of mast cells, thereby amplifying IgE-mediated responses. Beyond these direct effects, C5a activates neutrophils, macrophages, and eosinophils, which release pro-inflammatory mediators that further promote mast-cell activation and vascular permeability. Through these combined mechanisms, C5a contributes to wheal formation, edema, and erythema in conditions such as chronic spontaneous urticaria, angioedema, and other pseudo-allergic or inflammatory reactions. Given its role in promoting inflammation and hypersensitivity reactions, C5a is considered a promising drug target for diseases such as chronic spontaneous urticaria, or CSU. Therapeutic strategies aimed at inhibiting C5a signaling could potentially reduce mast cell and basophil activation, thereby limiting histamine release and alleviating CSU symptoms.

The C5a/ C5aR1 signaling axis as potential target for therapeutic intervention

The two C5a receptors, C5aR1 and C5aR2 mediate the biological activities of C5a. Activation of C5aR has broadly acknowledged proinflammatory effects, while the role of activation of C5aR2 remains less well understood and recent scientific work has suggested a potential regulatory role on C5aR1 activation. In animal models of sepsis, anti-C5a treatment ameliorated the development of inflammatory responses and improved survival. In addition, experimental evidence suggests that blockade of C5aR1 signaling similarly improves survival in animals with sepsis. Finally, C5aR1 antagonists have shown excellent therapeutic effects in numerous models of inflammatory diseases involving complement activation.

Unlike its ligand C5a, C5aR1 can be pharmacologically inhibited by small molecules. In October 2021, avacopan, an oral C5aR antagonist, received market approval in the United States as an adjunctive treatment in adults for severe active ANCA-associated vasculitis, or AAV, (specifically MPA and GPA) in combination with standard therapy including glucocorticoids.

It is generally believed that blockade of C5a using intravenously administered antibodies offers a fast, complete, and safe way to control C5a-induced inflammation. The advantage of a low molecular weight compound inhibitor to C5aR1 is that it can be administered orally, thereby offering broad, long-term ease of administration to patients.

Given the different advantages of blocking C5a and C5aR1, we believe that the development of both C5a and C5aR1 blocking agents is possible and potentially helpful to address a broader range of C5a/C5aR1-molecular signaling axis-associated diseases.

Our proprietary anti-C5a/C5aR1 technologies and development of product candidates

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

We identified antibodies, including our product candidate vilobelimab, that potently and selectively bind to a conformational epitope that is formed by C5a upon the cleavage of C5a from C5 to completely block C5a without compromising important upstream functions of the complement system, as well as MAC formation. We intend to discover and develop treatments leveraging our proprietary anti-C5a technology to address a wide array of complement-mediated diseases with significant unmet needs.

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

Development of low molecular weight inhibitors of C5aR1

Two C5a receptors, C5aR1 and C5aR2, mediate the biological activities of C5a. Activation of C5aR1 has broadly acknowledged pro-inflammatory roles, while activation of C5aR2 remains less well understood and recent scientific work has suggested a potential regulatory role. C5aR1 is a G-protein-coupled-receptor expressed primarily by granulocytes, and, especially under disease conditions, broadly in various tissues and other immune cell types, which mediates the pathophysiological effects of C5a.

In animal models of sepsis, anti-C5a treatment ameliorated the development of inflammatory responses and improved survival. In addition, experimental evidence suggests that blockade of C5aR1 signaling similarly improves survival in animals with sepsis. Unlike its ligand C5a, C5aR1 can also be pharmacologically inhibited by low molecular weight compounds.

Low molecular weight C5aR1 antagonists have shown excellent therapeutic effects in numerous in vitro and in vivo animal models of inflammatory diseases involving complement activation. The advantage of a low molecular weight inhibitor of C5aR1 is that it can be administered orally, thereby offering broad, long-term ease of administration to patients, especially for the treatment of chronic diseases. Through proper clinical investigation of these small molecule C5aR1 antagonists in diseases induced by the activation of C5a/C5aR1 axis, the safety and efficacy of these agents can be established.

Avacopan is the first oral C5aR1 antagonist, which has market approval in the United States as an adjunctive treatment in adults for severe active ANCA-associated vasculitis (specifically MPA and GPA) in combination with standard therapy, including glucocorticoids.

Through our in-house drug discovery efforts, we identified a potent inhibitor of the C5a receptor 1, izicopan, which we believe is a promising oral, low molecular weight candidate for clinical development in different therapeutic areas. We plan on targeting complement-mediated, chronic auto-immune and inflammatory conditions where an oral small molecule is needed for patients.

Our preclinical and clinical development programs

Izicopan as orally administered low molecular weight inhibitor of C5aR1

To expand the breadth of our anti-C5a/C5aR technologies, we are also developing izicopan, an oral, small molecule drug candidate that targets the C5a receptor. C5aR1, a G-protein-coupled-receptor expressed primarily by granulocytes, mediates the pathophysiological effects of C5a. With izicopan, we discovered a small molecule C5aR1 inhibitor that in pre-clinical studies has shown potential for superior characteristics to the only approved C5aR1 inhibitor so far, avacopan. Izicopan has provided higher plasma exposure in animals, including non-human primates, and improved inhibitory activity in a hamster neutropenia model compared to avacopan. Furthermore, in contrast to avacopan, in vitro experiments showed izicopan has substantially less inhibition of cytochrome P450 enzymes CYP3A4/5, which play an important role in the metabolism of a variety of drugs, including glucocorticoids. No relevant toxicological findings, even in the highest dose groups tested in required GLP toxicity analyses, were identified. Izicopan demonstrated potential for anti-inflammatory therapeutic effects in several preclinical disease models.

Most IND-enabling studies, including certain GLP-toxicological studies, have been completed, and we conducted a Phase 1 single and multiple ascending dose clinical study from November of 2022 to January 2024.

In September 2023, we announced the topline results from the single ascending dose, or SAD part of a randomized, double-blind, placebo-controlled Phase 1 trial with izicopan. The SAD part of the Phase 1 first-in-human trial enrolled 62 healthy volunteers within six different dosing groups from 3 mg to 240 mg who were randomly assigned to receive izicopan or a placebo. Different drug concentrations were tested for the 60 mg dosing group. The main objectives were to assess safety and tolerability of single ascending doses under fasting conditions. Secondary endpoints included several pharmacokinetic, or PK, parameters, and the effect of izicopan on C5a-induced neutrophil activation in blood samples from treated volunteer’s ex vivo also was explored.

The results show that izicopan was well tolerated in treated patients and resulted in no safety signals of concern in single doses ranging from 3 mg to 240 mg. The overall percentage of adverse events (AEs) was lower in the izicopan-treated patients compared to the placebo group, and no serious or severe AEs were observed at any dosing level. No related AEs were reported in conjunction with izicopan dosing.

Analysis of izicopan PK in subject plasma samples revealed sustained exposure to izicopan with six hours to maximum concentration, or tmax. Izicopan plasma levels were dose proportional for systemic exposure (AUClast) and nearly dose proportional for maximum concentration (Cmax) over the dose range used in the study. With the 30 mg dose, izicopan reached a Cmax of 289 ng/ml with an AUClast of 5197 h.ng/ml, which are approximately 3-fold and 10-fold, respectively, higher than the published Phase 1 data from the only marketed comparator, avacopan.

Single doses of 30 mg or higher of izicopan achieved ≥90% blocking of C5a induced up-regulation of the activation marker CD11b on neutrophils in plasma samples from subject’s ex vivo at 24 hours post dosing. This inhibition was achieved when 12.6 nM recombinant C5a was added as stimulus in this assay, a C5a concentration which can be observed in patients with severe inflammatory conditions such as the immuno-dermatological disease HS, or during life-threatening inflammation (e.g., in critically ill COVID-19 patients or septic patients). Thus, izicopan inhibition of C5a-induced neutrophil activation in human plasma achieved the set goal for effective C5aR control at disease relevant C5a levels.

In January 2024, we announced topline results from the multiple ascending dose, or MAD, part a randomized, double-blind, placebo-controlled Phase 1 trial for izicopan. The PK and pharmacodynamic, or PD parameters confirm the favorable data we observed during the SAD part of the study, which provides support for the best-in-class potential of izicopan. Izicopan was well tolerated and there were no adverse safety events of concern after repeated dosing in participants over the entire tested dose range.

In the MAD part of the randomized, double-blind, placebo-controlled Phase 1 trial, 24 participants received multiple doses of izicopan for 14 days of either 30 mg once per day, or QD, 30 mg twice per day, or BID, or 90 mg BID. The study’s primary objective was to evaluate the safety and tolerability of repeated dosing. Several PK parameters were analyzed as secondary endpoints, and the effect of the dosing scheme on C5a-induced neutrophil activation in blood samples from the participants was also explored in an ex vivo assay.

The safety analysis of izicopan in the MAD part of the Phase 1 study demonstrated that it was well tolerated in participants over the entire dose range and resulted in no safety signals of concern. The overall percentage of AEs in izicopan treated participants was 77.8%, which was lower than the 83.3% observed in the placebo group. There were no serious or severe AEs observed at any dosing level.

Analysis of the PK profile showed that potential target AUC0-12h, Cmax, and trough values were achieved rapidly within 14 days of 30 mg BID dosing. Izicopan exposure further increased proportionally with dosing up to 90 mg BID. These results were demonstrated even when participants ingested the drug in a fasted state, suggesting that food is not required to achieve potentially therapeutic drug levels.

Analysis of the PD profile showed that the blocking activity of C5a-induced neutrophil activation by izicopan reached equal to or above 90% over the 14-day dosing period for all tested doses in an ex vivo challenge assay where physiological and disease- relevant levels of C5a were added to blood samples provided by the trial participants.

Phase 2a data in HS and CSU

In November 2025, InflaRx announced topline Phase 2a data in HS and CSU from a multi-center, open-label study evaluating multiple izicopan dosing regimens over 4 weeks of treatment, with initial data from an additional 4-week follow-up period announced as well.

In HS, the efficacy data reported were from 29 patients from all three HS dosing cohorts who completed all 4 weeks of treatment (10 patients on 60 mg BID, 11 patients on 90 mg BID, and 8 patients on 120 mg BID), with additional data from patients (n=25) who to-date, had also completed the subsequent 4-week follow-up observation period off drug.

In HS, clinical endpoints included reduction in AN and dT counts, achievement of HiSCR, pain reduction (Numeric Rating Scale 30 (NRS30)) and improvement in Dermatology Life Quality Index (DLQI).

Across all dosing groups, izicopan induced rapid, meaningful and consistent reductions in As, Ns and dTs; in addition to improvements in measures such as HiSCR, IHS4, NRS30, and DLQI. Improvements in reported efficacy measures were largely rapid and consistent, beginning from Week 1, and deepened over the 4-week treatment period. All doses showed positive clinical activity and appeared strongest in the highest dosing cohort. The company believes efficacy data for izicopan at 4 weeks are largely in line with data reported for the same timepoint from clinical studies for approved HS therapies and compared favorably for reductions in dT and improvement in NRS30 response.

Furthermore, initial data reported from 25 HS patients who completed the 4-week off-drug follow-up period showed that HiSCR responses continued to deepen 4 weeks after the treatment period. Preliminary PK results from Week 8 indicate izicopan levels 4 weeks off drug may still offer C5aR blocking potential. In addition, InflaRx believes inhibiting C5aR may drive an improvement in the inflammatory environment which may confer longer lasting benefit.

Safety data from 33 HS patients were reported. No signal of safety concern was detected, with no reported serious adverse events (SAEs) and three adverse events in two patients reported as possibly-to-likely related to drug which all were mild (Grade 1) in nature.

In CSU, the Phase 2a efficacy data reported were from 30 patients (14 patients on 60 mg BID and 16 patients on 120 mg BID) that completed all 4 weeks of treatment, with additional data from patients (n=23) who to-date, have also completed the subsequent 4-week follow-up observation period off drug.

In CSU, clinical endpoints included change from baseline in UAS7, UCT7 and responder rate analyses, with additional subset analyses conducted in several study subpopulations.

Reported improvements in clinical measures such as UAS7 appeared generally higher in the 60 mg dosing cohort (UAS7 change from baseline of -13.7 points at Week 4) and indicate a level of activity that exceeds average historically reported placebo levels and is within the range of existing approved CSU therapies. Furthermore, in patients with severe CSU at baseline (UAS7 of 28–42, n=23), the 60mg dose reduced UAS7 by 15.4 points, and in patients who presented with angioedema (n=3) the reduction of UAS7 was 18.7 points. Additional efficacy analyses in patients with high IgE (n=22) and low IgE (n=6) at baseline showed that izicopan appeared equally effective in both patient populations.

Furthermore, initial data reported from 23 CSU patients who completed the 4-week off-drug observational follow-up period, indicated that patients continued to benefit from izicopan four weeks after the last dose, with responses in the 60mg dosing cohort showing a mean absolute UAS7 reduction of 16.7 points. InflaRx believes that izicopan’s ability to drive durable improvements within the inflammatory environment could provide deepened clinical benefit with long-term dosing.

Safety data from 33 CSU patients were reported. No signal of safety concern was detected, with no reported SAEs and one adverse event reported as possibly related to drug which was mild (Grade 1) in nature.

Overall, we believe this data is strong evidence that izicopan is highly active in HS, with improvements in efficacy measures largely differentiated from historically reported placebo, and in line with reported improvements at the 4-week time point for therapies which have successfully completed Phase 3 trials or received approval. InflaRx believes these data suggest that izicopan is active in CSU as well, and not only differentiated from reported historical placebo rates, but potentially within the range of currently approved CSU therapies. These data further indicate that UAS7 decreases may deepen with longer-term treatment.

In January 2026, we announced that we will prioritize izicopan as our leading pipeline asset, with a goal of continuing toward Phase 2b readiness in HS, and that we continue to evaluate development options in CSU. Also, to broaden signal-finding activities for izicopan in additional inflammation and immunology, or I&I, indications, we announced that we intend to conduct a PK bridging study in China in 2026 to enable expedited proof of concept studies in China and additional geographies. Toward the goal of fast-tracking izicopan development across all applicable I&I indications, we continue our concurrent strategy to foster discussions with potential collaborators.

Vilobelimab as first-in-class anti-C5a monoclonal antibody

Vilobelimab is an intravenously delivered monoclonal anti-C5a antibody and was the first of our products entering clinical development. It is based on our proprietary anti-C5a technology and was the first C5a monoclonal antibody to enter clinical development. Vilobelimab is differentiated by its ability to:

●	fully inhibit C5a-induced signaling and derived biological functions, as evidenced by its ability to completely prevent C5a-induced neutrophil activation in human whole blood; and

●	leave MAC formation intact, as evidenced by testing the intact complement pathway driven MAC formation on red blood cells, leading to the lysis of these cells.

We completed one placebo-controlled, single-center Phase 1 study of vilobelimab in healthy volunteers and completed two double-blind, placebo-controlled, multi-center Phase 2a studies in two acute care indications, early septic organ dysfunction and complex cardiac surgery. We also completed a Phase 2a and a Phase 2b clinical study in hidradenitis suppurativa, two Phase 2 studies in ANCA Associated Vasculitis, Phase 2a and Phase 3 studies in pyoderma gangrenosum and a Phase 2/3 clinical study in critically ill, mechanically ventilated COVID-19 patients. Until May 2023 we were conducting a Phase 3 clinical trial with vilobelimab in PG. In May 2025 an Independent Data Monitoring Committee (IDMC) conducting the unblinded interim analysis for the Phase 3 trial, recommended that the trial be stopped due to futility. This recommendation was based on data analysis of the first 30 patients enrolled in the study, with no unexpected adverse events noted by the IDMC. In December 2025 we shared the results of the full Phase 3 data analysis, suggesting a positive trend in favor of vilobelimab, with signals indicating a potentially consistent treatment effect. We announced that we anticipate meeting with the FDA to determine a potential development path forward in PG.

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

In June 2024, GOHIBIC (vilobelimab) was selected for a BARDA-sponsored clinical trial to evaluate novel host-directed therapeutics for ARDS.

In January 2025, the EC granted marketing authorization under exceptional circumstances for GOHIBIC (vilobelimab) for the treatment of adult patients with SARS-CoV-2-induced ARDS who are receiving systemic corticosteroids as part of standard of care and receiving IMV (with or without ECMO).

After previously initiating the commercialization of GOHIBIC (vilobelimab) in the United States, in January 2026, the Company announced a realignment of resources that included a substantial elimination of its commercial activities for GOHIBIC(vilobelimab) in the United States. InflaRx will continue to review partnering opportunities for GOHIBIC (vilobelimab) in the United States and Europe. InflaRx will keep GOHIBIC (vilobelimab) available for ordering inside the United States under its EUA and maintain the ability to satisfy GOHIBIC (vilobelimab) demand in the United States on a reactive basis. In Europe the product has not been launched and we will only consider launching it in conjunction with a potential commercial partner.

Vilobelimab for additional indications

We continue to explore the possibility of advancing the clinical development of vilobelimab in additional inflammatory and complement-mediated disease indications for which a sufficient pre-clinical or clinical proof of concept exists and where C5a has been demonstrated as a critical disease promoting factor or where similar mechanisms, such as neutrophil-driven systemic diseases affecting the skin and or other organs, have been identified. Any such activities will likely be conducted in collaboration with a partner. Especially, a potential future development path for vilobelimab in PG or in other indications in conjunction with a partner, is being considered.

IFX002 as follow-on anti-C5a monoclonal antibody product candidate

To expand the breadth of our anti-C5a technologies, we are also developing IFX002 for the treatment of chronic inflammatory indications. IFX002 is an advancement of the anti-C5a technology. It is a highly potent anti-C5a antibody with a higher humanization grade and altered PK properties and is currently in pre-clinical development.

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

Pipeline

We intend to leverage our expertise within the complement field as well as our proprietary technologies to sustain our lead in the anti-C5a/anti-C5aR field by focusing resources on izicopan. The figure below summarizes key information about and the development status of our current pipeline of product candidates:

Our strategy

Our goal is to maintain and further advance our leadership position within the anti-C5a/anti-C5aR complement field, delivering first-in-class autoimmune and anti-inflammatory therapies to the market. To achieve this goal, we expect to execute the strategies set forth below.

●	Proceed with clinical development of izicopan toward Phase 2b readiness. We have conducted a single ascending dose and multiple ascending dose study of our C5aR antagonist izicopan, and a Phase 2a trial in HS and CSU. We are also conducting required non-clinical studies. Our goal is to progress toward Phase 2b readiness for izicopan in HS, while continuing to evaluate options for further development in CSU, AAV and potentially other indications.

●	Evaluate the potential for izicopan more broadly in I&I. To broaden signal-finding activities for izicopan in additional I&I indications, including AAV and others, InflaRx intends to conduct a PK bridging study in China in 2026 to enable expedited proof of concept studies for additional indications in China and additional geographies.

●	Assess potential partnerships for joint development of izicopan. Since broad development of izicopan in different indications in parallel is time and resource consuming and our ability to raise funds from the capital markets at attractive terms might be limited, we intend to attract potential development partners for izicopan and vilobelimab in selected indications and/or territories.

●	Assess development options for vilobelimab in further indications. We are continuously evaluating options regarding the development of vilobelimab. Based on the logistical and financial effort necessary to successfully complete pivotal Phase 3 development programs in each indication, such options include potential collaborations with pharmaceutical partners.

·	Explore the possibility to expand the applications of vilobelimab in the area of ARDS. We intend to explore the possibility of expanding the label into other critical care indications for which we have generated pre-clinical data in the past. Most notably, we are considering the utility of additional studies such as the Phase 2 BARDA study in broader ARDS, or studies with or commercial partners, to expand the label into a product for virally induced ARDS.

●	Seek commercial partners for GOHIBIC. Given our intent to focus development efforts on izicopan and essentially cease commercial operations for GOHIBIC, we potentially intend to pursue commercial partnerships in the US and Europe.

●	Pursue the further development of IFX002 to get prepared for potential clinical development. We are developing IFX002, a fully humanized antibody version of vilobelimab, as an injectable with a longer half-life than vilobelimab, making it suitable for chronic inflammatory indications with less severe flares or closer to the onset of disease. Based on a patent lifetime potentially beyond 2040, we see this project as life-cycle management for vilobelimab and are conducting pre-clinical development work to get closer to the possible start of clinical development.

Our intellectual property

We aim to protect our product candidates and other commercially important proprietary anti-C5a and anti-C5aR1 technologies by seeking and maintaining U.S. and foreign patents that are intended to cover our product candidates and compositions, and their methods of use, the methods used to manufacture them, the related therapeutic targets and associated methods of treatment and any other inventions that are commercially important to our business. We also rely on trade secrets and know-how and other intellectual property rights to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Furthermore, we aim to protect our trademarks, service marks, and trade names by seeking and maintaining U.S. and foreign trademark registrations. Our success will depend significantly on our ability to obtain and maintain such patent and other proprietary protection, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate our business without infringing, misappropriating or otherwise violating any patents or other intellectual property, including any proprietary rights of third parties. See the section titled “ITEM 3. KEY INFORMATION — D. Risk factors—Risks related to our intellectual property” for additional information.

As of December 31, 2025, we owned 13 issued U.S. patents and three pending U.S. non-provisional patent applications, 46 issued foreign patents, including four granted European patents validated in 88 countries and three granted Eurasian patent validated in 25 countries, as well as 16 foreign patent applications, including five European patent applications covering C5a and C5aR1 inhibitors and associated methods of use.

Our patent portfolio relating to vilobelimab, IFX002 and izicopan, as of December 31, 2025, is summarized below.

As of December 31, 2025, we owned four issued U.S. patents covering the composition of matter of antibodies that block C5a and their use in blocking C5a-induced biological effects in patients with diseases that involve acute or chronic inflammation, which would include in their scope HS and AAV. In addition, we owned 20 issued foreign patents, including two granted European patents validated in 74 countries and one Eurasian patent validated in nine countries, covering the composition of matter of antibodies that block C5a and their use in the treatment of various diseases that involve acute or chronic inflammation, which would include in their scope HS and AAV, and, depending on the jurisdiction of the applicable patent, specifically cover the use of such antibodies in treating diseases such as ischemia and reperfusion related injuries, acute lung injury and pneumonia.

The issued U.S. and foreign patents are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending U.S. and foreign patents applications would be expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2025, we owned two granted U.S. patents and four granted foreign patents, including one European patent validated in three countries and one foreign patent application covering the use of certain binding moieties, such as antibodies, that inhibit C5a for the treatment of viral pneumonia.

The issued the U.S. and foreign patents are expected to expire in 2035, excluding any additional term for patent term adjustments or patent term extension. If granted, the pending foreign patent applications would be expected to expire in 2035, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2025, we owned four granted U.S. patents, 9 granted foreign patents, including one European patent validated in 11 countries, one pending European patent application covering the use of an inhibitor of C5a activity, for example, vilobelimab, for treating HS and other cutaneous, neutrophilic inflammatory diseases.

The issued U.S. and foreign patents are expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2025, we owned one granted foreign patent, one U.S. patent application and two foreign patent applications including one European patent application covering an improved C5a specific antibody.

The foreign patent is expected to expire in 2041. If issued, the U.S. and foreign patent applications are expected to expire in 2041, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2025, we owned two granted foreign patents, including one Eurasian patent validated in eight countries, one pending U.S. non-provisional patent application and one foreign patent applications including one European patent application covering the use of inhibitor of C5a activity, for example vilobelimab, for treating Corona viral diseases.

The issued foreign patents are expected to expire in 2040, excluding any additional term for patent term adjustments or patent term extension. If issued, the U.S. and foreign patents based on the application under the PCT are expected to expire in 2040, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2025, we owned two granted U.S. patents, one pending U.S. non-provisional patent application, 10 granted foreign patents, including one granted Eurasian patent validated in eight countries, one pending U.S. non-provisional patent application, and 10 foreign patent applications including one European patent application covering inhibitors of C5aR.

The issued U.S. and foreign patents are expected to expire in 2040, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2025, we owned one issued U.S. patent covering the use of an inhibitor of C5a activity and standard of care inhibitors in the treatment of infectious pneumonia and infectious ARDS.

The issued U.S. patent is expected to expire in 2043, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2025, we owned one international patent application covering the use of inhibitors of C5aR for the treatment of various diseases.

The U.S. and foreign patents are expected to expire in 2044, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2025, we owned one European patent application covering the pharmaceutical composition comprising a piperidinyl compound.

If granted, the pending European patent application would be expected to expire in 2045, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2025, for “GOHIBIC”, we owned 1 trademark registration in the United States and 1 International trademark registration designating the United States and covering 11 further registered foreign countries, 15 foreign registered trademarks including 2 European trademark registrations covering 54 European countries for goods and services in the field of pharmaceutical products, among others.

As of December 31, 2025, for “Vilwaysi”, we owned one International trademark registration designating the United States and covering 11 further registered foreign countries, 6 foreign registered trademarks including one European trademark registration covering 27 European countries for goods and services in the field of pharmaceutical products, among others.

As of December 31, 2025, we owned two trademark registrations for “InflaRx” in the United States for goods and services in the field of pharmaceutical preparations for the treatment of inflammatory, inflammatory-related, oncological and neurological diseases. Outside the United States, as of December 31, 2023, we owned trademark registrations for “InflaRx” in 30 countries.

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

In December 2022, we amended our existing co-development agreement with Staidson to support Staidson in its regulatory approval efforts for its proprietary drug candidate BDB-001 for the treatment of COVID-19 in China. We granted Staidson an exclusive royalty bearing license for use in China to certain of our clinical, manufacturing and regulatory data regarding vilobelimab in order to support and facilitate the regulatory filing for BDB-001 for the treatment of severely ill COVID-19 patients with the Chinese National Medical Products Administration, or NMPA. Under the existing Co-Development Agreement, BDB-001 is being developed by Staidson for the treatment of severe COVID-19 and other inflammatory diseases in China. The agreement continues to be in force unless earlier terminated. The agreement may be terminated upon the mutual agreement of the parties, or by one party upon a breach by the other party that is not cured within 30 days after receiving notice of such breach. In addition, either party may terminate the agreement if the other party challenges the terminating party’s ownership of any intellectual property licensed to the non-terminating party under the agreement or undergoes certain bankruptcy or insolvency events.

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

Cell line sales agreement with Catalent Pharma Solutions LLC

On March 18, 2010 we signed a cell line sales agreement with Catalent Pharma Solutions, LLC, New Jersey, USA in which InflaRx accepted a future milestone payment in the amount of $1m, independent of any transfer of the cell line in case of the receipt of a marketing approval of vilobelimab in any major market. After EU approval of GOHIBIC (vilobelimab) in the EU, the Company paid this milestone to Catalent in the first quarter of 2025.

Clinical Trial Collaboration Agreement with the U.S. DHHSs, Administration for Strategic Preparedness and Response (ASPR), BARDA and PPD Development, L.P., or PPD

In June 2024, GOHIBIC (vilobelimab) was selected for the first BARDA-sponsored clinical trial to evaluate novel host-directed therapeutics for ARDS. The Company, BARDA and PPD Development L.P. executed the clinical trial collaboration agreement, according to which we will supply the amounts of investigational drug necessary to conduct the study. Vilobelimab, which we will supply from our available stock under the terms of the agreement, will be one of three host-directed investigational drugs assessed in this study, with the safety and efficacy of each investigational drug to be studied in its own patient cohort and compared against placebo. Each cohort is expected to enroll 200 patients (100 on investigational drug and 100 on placebo), with both arms in each cohort including standard of care as background therapy. The Company will receive certain clinical data resulting from the study.

Marketing and sales

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

In 2025, we recognized revenues in the amount of €29 thousand from product sales. Revenues reported are sales to end customers (hospitals) in the United States.

During the twelve months ended December 31, 2025 the Group incurred €4.5 million of marketing and sales expenses. These expenses are mainly composed of €2.0 million in personnel costs, €1.5 million in marketing costs and €0.2 million in external services for distribution of GOHIBIC (vilobelimab). The Group started with its commercialization activities in June 2023, after the EUA was granted in April 2023. In December 2025 the Group carried out significant reductions in GOHIBIC (vilobelimab) commercial spending and related functions, including personnel-related costs and the termination or modification of certain third-party contracts. In 2026 and going forward, we expect a very significant reduction in marketing and sales costs.

After this significant reduction of our own commercial efforts as implemented in December 2025 and announced in early 2026, essentially stopping our own marketing and sales efforts, we are considering potential partnerships with companies that have an established commercial infrastructure and greater financial resources as the only option to commercialize GOHIBIC in the UnitedStates and Europe.

Manufacturing

We do not currently own or operate manufacturing facilities for the manufacturing of clinical or commercial quantities of our product candidates. We rely on existing third-party contract manufacturers to produce our products and manage the third-party contract manufacturers producing our product candidates and other product candidates or products that we may develop in the future by fulfiling our required oversight activities with our own experienced and appropriately trained personnel. In addition, we maintain the established operational infrastructure to support supply of our approved product GOHIBIC (vilobelimab) in accordance with applicable laws and regulations. Until February 2026, we held a manufacturing and importing license and participated in the drug product release procedure for vilobelimab by running a key immunological release assay in-house, allowing us to release only drug product batches that demonstrate the necessary, pre-specified high biological blocking activity. The license has been returned and all formal product release activities are now performed by third parties on our behalf.

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

If we develop and receive approval for izicopan in HS, we would face competition from currently approved therapeutics such as adalimumab, secukinumab and bimekizumab, from topical therapies, including clindamycin, resorcinol and others, from intralesionally applied corticosteroids, from orally administered antibiotics such as tetracycline, clindamycin, rifampicin, metronidazole, cephalosporin, dapsone and others. In addition, a range of surgical procedures, laser and radiotherapy procedures are being investigated and used for the treatment of HS. Finally, we could face competition from additional systemically administered product candidates with different mechanisms of action currently under development that might receive approvals for HS before us:

●	Povorcitinib, an orally administered JAK1 inhibitor, Phase 3 completed, in registration

●	Sonelokimab, a subcutaneoulsy administered anti-IL-17A, IL-17F nanobody, Phase 3 completed

●	Ruxolitinib cream, a topically applied JAK1/JAK2 inhibitor in Phase 3 clinical development

●	Udapacitinib, an orally administered JAK inhibitor, currently in Phase 3 clinical development

●	Lutikizumab, a subcutaneoulsy administered anti-IL-1 alpha/beta antibody, currently in Phase 3 clinical development

●	SAR442970, a subcutaneoulsy administered anti-TNF-OX40L nanobody, in Phase 2b clinical development

●	Anifrolumab, a subcutaneously administered IFNAR1 antibody, currently in Phase 2 clinical development

●	Brensocatib, a DPP-1 oral inhibitor, currently in Phase 2 clinical development

●	HB0043, an itravenously adimistered IL-17a/IL-36R antibody, currently in Phase 2 clinical development

●	Tibulizumab, a subcutaneously administered IL-17/BAFF antibody, currently in Phase 2 clinical development

●	Tulisokibart, a subcutaneously administered anti TL1A antibody, currently in Phase 2 clinical development

●	SBT777101, an autologous CAR-Treg cellular therapy, currently in Phase 2 clinical development

●	Iscalimab, a subcutaneoulsy administered anti-CD40 antibody, in Phase 2 clinical development

●	LYS006, an orally administered LTA4H inhibitor, in Phase 2 clinical development

●	MAS825, an orally administered TIM3 inhibitor, in Phase 2 clinical development

●	Remibrutinib, an orally administered BTK inhibitor, in Phase 2 clinical development

●	Ianalumab, a subcutaneoulsy administered anti-BAFF-R antibody, in Phase 2 clinical development

●	Eltrekibart, a subcutaneoulsy administered anti-CXC antibody, in Phase 2 clinical development

●	AVTX-009, a subcutaneoulsy administered anti-IL-1beta antibody, in Phase 2 clinical development

●	CIT-013, a subcutaneously administered H2A and H4 targeted antibody, in Phase 2 clinical development

●	Tofacitinib, an orally administered JAK inhibitor, Phase 2 completed in patients with Down Syndrome

Competition in CSU

The following systemically administered products are currently approved and marketed to treat moderate to severe CSU patients that fail to respond to anti-histaminic drugs in the United States and Europe:

●	Omalizumab, anti-IgE antibody (SC), on the market

●	Dupilumab, anti IL-4/IL-13 antibody (SC) on the market

●	Remibrutinib, an orally administered BTK inhibitor, on the market

If we would develop and receive approval for izicopan in CSU, we would face competition from currently approved systemically delivered therapeutics such as omalizumab and its biosilimiars,dupilumab and remibrutinib, from systemic and/or topical anti-histaminic drugs, corticosteroids and others. Finally, we could face competition from additional systemically administered product candidates with varying mechanisms of action currently under development that might receive approvals for CSU before us:

●	Barzovolumab, a subcutaneously administered c-kit inhibitor, currently in Phase 3 clinical development

●	TLL-018, an orally administered JAK1/TYK2 inhibitor, currently in Phase 3 clinical development

●	Rilzabrutinib, an orally administered BTK inhibitor, Phase 2 completed

●	TAS5315, an orally administered BTK inhibitor, Phase 2a completed

●	Porvocitinib, an orally administered JAK1 inhibitor, Phase 2 completed

●	HWH486, an orally administered BTK inhibitor, currently in Phase 2 clinical development

●	EVO756, an orally administered MRGPX2 antagonist, currently in Phase 2 clinical development

●	BLU-808, an orally administered c-kit inhibitor, currently in Phase 2 clinical development

●	Briquilimab, c-kit inhibitor, currently in Phase 2 clinical development

●	AK006, an intravenoulsy and subcutaneously administered anti-Siglec-6 antibody, completed Phase 1 clinical trials

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

Clinical trials to support BLAs or NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In Phase 1, the drug candidate is initially introduced into healthy human subjects or patients and is tested to assess its pharmacokinetic, or PK, properties, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer treatments, initial human testing must be conducted in the intended patient population. Phase 2 usually involves trials in a limited and well-specified patient population to determine the effectiveness of the biologic for a particular indication, dosage tolerance and optimum dosage, and to identify common AEs and potential safety risks. If a drug candidate demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients, representing the future intended use population, typically at geographically dispersed clinical trial sites. These Phase 3 clinical trials are intended to establish data sufficient to demonstrate substantial evidence of the efficacy and safety of the product to permit the FDA to evaluate the overall benefit-risk relationship of the biologic or NCE and to provide adequate information for the labeling of the drug. Trials conducted outside of the United States under similar, GCP-compliant conditions in accordance with local applicable laws may also be acceptable to the FDA in support of product licensing.

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

Emergency use authorization

The FDA can facilitate the availability and use of medical countermeasures needed during public health emergencies via EUA. When The United States Secretary of Health and Human Services, or HHS Secretary, declares that an EUA is appropriate, FDA may authorize unapproved medical products or unapproved uses of approved medical products to be used in an emergency to diagnose, treat or prevent serious or life-threatening diseases or conditions caused by chemical, biological, radiological or nuclear threat agents. For example, in January 2020, the HHS Secretary determined that a public health emergency, or PHE, existed (and has subsequently extended the declaration on numerous occasions) that had a significant potential to affect national security or the health and security of U.S. citizens due to the emergence and spread of COVID-19. Based on this determination, the HHS Secretary also declared that circumstances existed justifying EUA of certain medical products. The EUA declaration is distinct from the PHE declaration. As long as the applicable EUA declaration and determination remains in effect, an EUA may remain in effect beyond the duration of the PHE declaration if all other statutory conditions are met. Even if the EUA declaration remains in effect,the FDA may revoke the EUA at any time if certain circumstances or criteria are met. We have been granted the EUA for GOHIBIC (vilobelimab), for the treatment of COVID-19 in hospitalized adults when initiated within 48hours of receiving IMV or ECMO.

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

Other healthcare laws and compliance requirements

In the United States, our activities are potentially subject to regulation by federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of the DHHS (for example, the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments.

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

GOHIBIC (vilobelimab) has been granted an MA under exceptional circumstances on 13 January 2025 for the treatment of adult patients with SARS-CoV2-induced ARDS who are receiving systemic corticosteroids as part of Standard of Care and receiving IMV (with or without ECMO). The specific obligation to complete post authorisation measures for the GOHIBIC MA under exceptional circumstances is to submit annually (within the annual reassessment) results for the vilobelimab cohort in Just Breathe platform study, a double-blind, placebo controlled study enrolling patients with moderate to severe ARDS caused by COVID-19 and other viral and bacterial pulmonary infections and to submit updates on any new information concerning the efficacy and safety of GOHIBIC.

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

In the European Union, pricing and reimbursement schemes to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug product to currently available therapies. EU member states may also require approval of a specific price for a drug product or, instead, may adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other EU member states allow companies to fix their own prices for drug products but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the market entry of new pharmaceutical products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

C. Organizational structure

InflaRx N.V. has two direct wholly-owned subsidiaries, InflaRx GmbH and InflaRx Pharmaceuticals, Inc., that are each listed in Exhibit 8.1 filed herewith.

D. Property, plant and equipment

Our headquarters are in Jena, Germany, where we occupy approximately 8,000 square feet of office and laboratory space under a lease that expires in December 2028. In addition, we occupy approximately 4,900 square feet of office space in Planegg-Martinsried (near Munich), Germany under a lease that expires in July 2030. Furthermore, we have leased office and laboratory space in Ann Arbor, Michigan, United States under a lease that expires in April 2028.

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

For more information regarding our consolidated results, segment results, and liquidity and capital resources for the year ended December 31,2024 as compared to the year ended December 31, 2023, refer to “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” in the Company's 2024 Annual Report on Form 20-F, which information is incorporated herein by reference.

Overview

We are a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, an inherent part of the innate immune system. We discover, develop and commercialize first-in-class, highly potent and specific inhibitors of the complement activation factor known as C5a and its receptor C5aR. With our therapeutic product candidates in clinical development, vilobelimab and izicopan (formerly known as INF904), we target C5a and its receptor C5aR to selectively to inhibit the powerful inflammatory response observed in a wide variety of autoimmune and other inflammatory diseases elicited through C5a/C5aR activation. We discovered and developed both products candidates through our own internal efforts.

We are prioritizing efforts and resources towards the development of our orally available C5aR inhibitor izicopan, an oral small-molecule drug candidate that targets the C5aR receptor. We plan on targeting complement-mediated, chronic autoimmune and inflammatory conditions for which an oral small molecule is the preferred route of administration for patients. We have completed a Phase 1 single ascending dose, or SAD, and multiple ascending dose, or MAD, study in healthy volunteers in which we were able to confirm the favorable safety profile and the superior pharmacokinetic and pharmacodynamic profile of izicopan.We have also completed Phase 2a studies in hidradenitis suppurativa (HS) and chronic spontaneous urticaria (CSU) patients, with promising signals of efficacy and no signals of safety concern. We are currently conducting additional required pre-clinical studies as well. Based on its mode of action and encouraging data generated to-date, we believe izicopan is a promising product candidate for being developed in several disease areas of inflammation, where orally available therapeutics are not available or do not meet the medical need.

Our product candidate, GOHIBIC (vilobelimab), is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. In April 2023, we received the EUA from the FDA for GOHIBIC (vilobelimab) for the treatment of critically ill, invasively mechanically ventilated COVID-19 patients. In January 2025, we obtained a marketing authorization under exceptional circumstances, by the EC, for GOHIBIC (vilobelimab) for the treatment of of adult patients with SARS-CoV-2-induced ARDS, who are receiving systemic corticosteroids as part of standard of care and receiving IMV with or without ECMO.

We have been developing vilobelimab in an array of additional complement-mediated diseases with significant unmet medical needs. For this purpose, we have previously conducted clinical studies with vilobelimab in HS, ANCA-associated vasculitis, or AAV, cSCC, and in PG where we expect any further development would be conducted in collaboration with a partner. We are also developing IFX002, a life-cycle management product for vilobelimab.

Since our inception in December 2007, we have devoted substantially all our resources to establishing our company, raising capital, developing our proprietary anti-C5a/C5aR technologies, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, izicopan and additional product candidates vilobelimab and IFX002.

To date, we have only generated minimal product revenue and so far have primarily financed our operations through the issuance of securities in public offerings and private placements and through other income from various grants or research allowances.

As of December 31, 2025, we had cash and cash equivalents of €16.0 million and €30.2 million in marketable securities.

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

As of December 31, 2025, we had an accumulated deficit of €377.8 million. We have incurred significant net operating losses in every year since our inception and expect to continue to incur comparable or increasing net operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year.

B. Financial operations overview

A discussion of our financial condition and results of operations for the year ended December 31, 2024 can be found in our annual report on form 20-F, filed with the SEC on March 20, 2025.

1. Revenue

In June 2023, we began the commercialization of GOHIBIC (vilobelimab) in the United States. In connection with the start of the commercialization, we entered into agreements with certain subsidiaries of Cencora Inc. to act as a InflaRx N.V. and its subsidiaries’ (collectively, the “Group”) U.S. distributor to make GOHIBIC (vilobelimab) available for order by U.S. hospital customers. In December 2025 the Group initiated significant reductions in marketing and sales expenses and realized savings in functions associated to GOHIBIC (vilobelimab), including personnel-related costs and the termination or modification of certain third-party contracts.

Revenues reported are sales to end customers (hospitals). Sales to distributors do not constitute completion of the earnings process and, thus, do not result in the recognition of revenue for the Company under IFRS 15.

2. Cost of sales

Cost of sales consists of material, personnel and other costs associated with inventory sold and inventory write-downs in the period. As part of its strategic focusing the Group carried out significant reductions in GOHIBIC (vilobelimab) commercial spending and related functions. Due to this scale back/discontinuation of GOHIBIC sales activities in the United States inventory has been fully written down and is shown under Cost of Sales.

3. Other income

Other income as described herein results predominantly from government grants and research allowances recognized as income during the period.

4. Marketing and sales expenses

Marketing and sales expenses have consisted principally of:

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

7. Results of operations

The Group is exposed to the exchange rate between Euros and U.S. dollars. As a result of the Company’s various registered offerings of ordinary shares in U.S. dollars, the Group holds significant cash, cash equivalents and marketable securities, predominantely in U.S. dollars. This could have a material impact on our operating results.

The numbers below have been derived from our consolidated financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2025 and 2024

	2025	2024	Change
		(in €)
Revenues	29,331	165,789	(136,458)
Cost of Sales	(7,267,618)	(3,317,039)	(3,950,579)
Gross profit	(7,238,287)	(3,151,250)	(4,087,038)
Marketing and sales expenses	(4,482,011)	(6,756,595)	2,274,586
Research and development expenses	(25,720,788)	(35,363,897)	9,643,108
General and administrative expenses	(13,475,085)	(13,024,441)	(450,645)
Other income and expenses (net)	2,656,752	5,287,319	(2,630,567)
Operating result	(48,259,420)	(53,008,864)	4,749,444
Net financial result	2,637,922	6,949,679	(4,311,756)
Loss before tax	(45,621,498)	(46,059,185)	437,688
Income tax expense	(12,282)	(5,217)	(7,065)
Loss for the period	(45,633,780)	(46,064,402)	430,622
Exchange differences on translating operations in foreign currency	(269,131)	58,344	(327,475)
Total comprehensive loss	(45,902,911)	(46,006,058)	103,147

Revenues

	2025	2024	Change
		(in €)
Revenues	29,331	165,789	(136,458)
Total	29,331	165,789	(136,458)

For the twelve months ended December 31, 2025, we realized revenues from product sales of GOHIBIC (vilobelimab) in the amount of €0.0 million, which represents a decrease of €0.1 million compared to the prior year.

Cost of sales

	2025	2024	Change
		(in €)
Cost of sales	7,267,618	3,317,039	3,950,579
Total	7,267,618	3,317,039	3,950,579

Cost of sales expenses increased by €4.0 million for the year ended December 31, 2025 compared to the corresponding costs for the year ended December 31, 2024 primarily due to higher inventory write-downs of €4.0 million. As part of its strategic refocusing towards the end of 2025, the Group carried out significant reductions in GOHIBIC (vilobelimab) commercial spending and related functions, including personnel-related costs and the termination or modification of certain third-party contracts. As a result of the scaling back and discontinuation of GOHIBIC sales activities in the United States, the related inventory has been fully written down. We will keep GOHIBIC (vilobelimab) available for ordering inside the U.S. under its emergency use authorization and maintain the ability to satisfy demand in the U.S. on a reactive basis.

Marketing and sales expenses

	2025	2024	Change
		(in €)
Third-party expenses	206,881	2,010,120	(1,803,239)
Marketing expenses	1,469,627	1,573,628	(104,001)
Personnel expenses	1,956,319	1,806,151	150,168
Legal and consulting fees	479,449	910,146	(430,697)
Other expenses	369,735	456,550	(86,816)
Total marketing and sales expenses	4,482,011	6,756,595	(2,274,586)

Marketing and sales expenses for the twelve months ended December 31, 2025 decreased by €2.3 million compared to the twelve months ended December 31, 2024. This decrease is primarily due to lower cost in external services for distribution and marketing expenses. In December 2025, as part of its strategic focusing the Group carried out significant reductions in GOHIBIC (vilobelimab) commercial spending and related functions.

Other expenses include mainly travel and related expenses.

Research and development expenses

	twelve months ended December 31,
	2025	2024	Change
	(in €)
Third-party expenses	15,878,926	23,113,874	(7,234,948)
thereof vilobelimab	6,183,929	11,380,102	(5,196,173)
thereof izicopan	9,594,654	11,469,422	(1,874,768)
thereof non-allocated	100,343	264,350	(164,007)
Personnel expenses	8,215,944	8,390,010	(174,066)
Other expenses	1,625,918	3,860,013	(2,234,095)
thereof vilobelimab	671,066	2,306,462	(1,635,396)
thereof izicopan	244,407	203,087	41,320
thereof non-allocated	710,445	1,350,464	(640,019)
Total research and development expenses	25,720,788	35,363,897	(9,643,108)

Research and development expenses decreased by €9.6 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily due to lower third-party costs from manufacturing development activities and from clinical trials, which decreased by €7.2 million, and €2.2 million lower other expenses compared to the previous year.

General and administrative expenses

	2025	2024	Change
		(in €)
Personnel expenses	6,659,436	6,339,421	320,014
Legal, consulting and audit fees	3,489,320	2,851,390	637,930
Other expenses	3,326,329	3,833,630	(507,300)
Total	13,475,085	13,024,441	450,645

General and administrative expenses increased by €0.5 million to €13.5 million for the year ended December 31, 2025, from €13.0 million for the year ended December 31, 2024. This increase is comprised of higher legal and consulting fees by €0.6 million and higher personnel expenses by €0.3 million, offset by €0.5 million lower other expense, associated with insurance expenses.

Other income

	2025	2024	Change
		(in €)
Other income from government grants and research allowances	2,630,750	5,081,772	(2,451,022)
Further other income	40,631	205,844	(165,213)
Total	2,671,380	5,287,616	(2,616,235)

Other income decreased by €2.6 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 due primarily lower income from government grants and research allowances. In 2024, upon qualifying for an allowance under the German Research Allowance Act, we recognized €5.1 million in income relating to expenses, eligible for reimbursement, which were incurred in the years 2020 to 2024. In 2025 we recognized €2.6 million for the year 2025. We remain eligible for reimbursement of eligible expenses to be incurred in 2026 to 2027.

Net financial result

	2025	2024	Change
	(in €)
Interest income	1,845,428	3,196,813	(1,351,385)
Interest expenses	(2,692)	(885)	(1,807)
Interest on lease liabilities	(36,547)	(19,770)	(16,777)
Financial Result	1,806,189	3,176,159	(1,369,969)

Foreign exchange income	4,217,941	6,876,161	(2,658,220)
Foreign exchange expense	(9,070,144)	(3,205,926)	(5,864,218)
Foreign exchange result	(4,852,203)	3,670,235	(8,522,437)

Result of expected credit loss adjustment on marketable securities	2,446	103,285	(100,839)
Result from the revaluation of pre-funded warrants at fair value	5,681,489	—	5,681,489
Other financial result	5,683,935	103,285	5,580,650
Net financial result	2,637,922	6,949,679	(4,311,757)

For the twelve months ended December 31,2025, net financial result decreased by €4.3 million in the twelve months ended December 31, 2025, from a gain of €6.9 million in the twelve months ended December 31, 2024. This decrease is mainly attributable to the decrease of the foreign exchange result by €8.5 million due to the weakening of the U.S. dollar. Financial result decreased by €1.4 million due to lower interest income on marketable securities. This effect is partially compensated by a gain of €5.7 million from the fair value remeasurement of pre-funded warrants, issued in February 2025.

Comparison of the years ended December 31, 2024 and 2023

A discussion of the financial results for the year ended December 31, 2024as compared to the year ended December 31, 2023 can be found in the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Financial operations overview—Comparison of the years ended December 31, 2024 and 2023” in our annual report on form 20-F, filed with the SEC on March 20, 2025.

C. Liquidity and capital resources

Overview on cash requirements and sources of liquidity

Since inception, we have incurred significant operating losses mainly from our research and development activities and G&A costs. For the years ended December 31, 2025 and 2024, we incurred net losses of €45.6 million and €46.1 million, respectively. Our primary uses of cash are for working capital, operating leases and general corporate purposes.

Our primary sources of funds are proceeds from the sale of our shares including our initial public offering and follow-on offerings. Additionally, in 2021, we were awarded a grant from the German federal government under which we received €33.3 million between October 2021 and June 2023. The grant period ended on June 30, 2023.

In 2024, we qualified for an allowance under the Forschungszulagengesetz (Research Allowance Act) in Germany, a law designed to promote research and development. Under this allowance, we became eligible for reimbursement, by the German federal government, of a portion of certain eligible R&D expenses incurred from 2020 through 2027. For financial reporting purposes, under IFRS, we recognize the allowance as a government grant. Upon qualifying for the allowance in the year 2024, we recognized €5.1 million in income relating to eligible expenses which were incurred in the years 2020 to 2024 and €2.6 million for the year 2025. We remain eligible for reimbursement of expenses to be incurred in 2026 and 2027.

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

As of December 31, 2024, we had issued 468,438 ordinary shares under the Sales Agreement, resulting in €0.8 million ($0.8 million) in net proceeds.

In 2025, we issued an additional 4,691,149 ordinary shares under the Sales Agreement, resulting in € 6.9 million ($8.0 million) in net proceeds. As of December 31, 2025, the remaining value authorized for sale under the Sales Agreement amounted to $65.7 million.

In February 2025, we completed an underwritten public offering of an aggregate of 8,250,000 ordinary shares and pre-funded warrants to purchase 6,750,000 ordinary shares. The ordinary shares were sold at a price of $2.00 per share with a nominal value of €0.12 per share. The public offering price for each pre-funded warrant was equal to the price per share at which the ordinary shares were sold to the public, minus $0.001, which is the exercise price of each pre-funded warrant. The net proceeds from the offering amounted to €26.8 million ($28.0 million).

Our working capital did not include any indebtedness in 2025 or in 2024.

Our cash and cash equivalents amounted to €16.0 million as of December 31, 2025 (2024: €18.4 million). We also held marketable securities valued at €30.2 million (2024: €36.8 million) as of December 31, 2025. Our cash and cash equivalents primarily consist of cash denominated in U.S. dollars and euros in bank deposit accounts. Our marketable securities consist of quoted debt securities issued by financial institutions with investment grade credit ratings (BBB+ to AAA). Our cash is deposited at banks with equally high credit ratings as assessed by international rating agencies.

We expect to finance our future operations and working capital needs in the near future predominantly with our cash and cash equivalents and proceeds from the sale of our marketable securities and with the sale of new shares.

Cash flows - comparison of the years ended December 31, 2025 and 2024

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2025 and 2024:

	2025	2024
	(in €)
Net cash used in operating activities	(35,314,328)	(48,556,690)
Net cash (used in)/from investing activities	3,233,048	52,364,354
Net cash from financing activities	33,316,646	386,446
Cash and cash equivalents at the beginning of the period	18,375,979	12,767,943
Exchange (losses)/gains on cash and cash equivalents	(3,589,174)	1,413,926
Cash and cash equivalents at the end of the period	16,022,171	18,375,979

Net cash used in operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased to €35.3 million in the year ended December 31, 2025, from €48.6 million in the year ended December 31, 2024,

Net cash used in investing activities

Net cash used from investing activities during the year ended December 31, 2025 amounted to €3.2 million due to proceeds of sales of marketable securities. During the previous year ending on December 31, 2024, we had a net cash inflow of €52.4 million due to more cash outflows from the purchase of marketable securities than inflows from the proceeds from sales of marketable securities.

Net cash from financing activities

Net cash generated from financing activities increased to €33.3 million in the year ended December 31, 2025 from €0.4 million in the year ended December 31, 2024 primarily due to higher proceeds from share issuances.

Contractual obligations and commitments

The table below sets forth our operating expenses and capital expenditures from contractual obligations as of December 31, 2025.

	Payments due by Period
	Total	Less than 1 year	Between 1 and 3 Years	Between 3 and 5 Years	More than 5 years
			(in €)
Unavoidable contractual (CRO, CDMO) commitments and other contractual obligations under operating contracts or services	3,896,505	3,494,041	402,463	—	—
Contractual lease obligations (incl. capitalized leases)	1,106,812	331,255	775,557	—	—
Total	5,003,316	3,825,296	1,178,020	—	—

We enter into contracts with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors like CDMOs for clinical supply manufacturing or other services in the normal course of business. These contracts can usually be terminated with 30 to 180 days notice. In addition to this minimum duration, these contracts require full payment for services already commenced. In the table above, the amounts for unavoidable contractual obligations assumes that the contracts were terminated on December 31, 2025 and would then continue to run for approximately 30 to 360 days.

Contractual lease obligations

Contractual lease obligations mainly consist of payments pursuant to non-cancellable lease agreements relating to our leases of office and laboratory space. The lease term of our premises in Jena, Germany expires in December 2028. The lease term of our premises in Planegg-Martinsried, Germany expires in July 2030. The lease term of our premises in Ann Arbor, Michigan, United States expires in April 2028.

Funding requirements for future capital expenditure

We believe our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 12 months.

We anticipate our expenses will decrease this year with regard to our ongoing activities. In particular, we anticipate significantly reduced sales and marketing efforts for GOHIBIC (vilobelimab) in the United States. We plan to continue required preclinical studies for izicopan and also conduct a PK bridging study in China.

Beyond our current ongoing activities, we also plan to continue clinical development of izicopan and to initiate Phase 2b clinical trials in HS for which we will need the FDA to accept our clinical trial design and determine the costs for such a clinical trial, with additional clinical activity possible beyond HS, which would require us to secure additional financial resources and which might increase our expenses in the future.

As a result, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

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

See “ITEM 4. INFORMATION ON THE COMPANY — B. Business overview — Our intellectual property.”

E. Trend information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research or commercialization efforts. Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials.

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”).

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Board of Directors and senior management team

The following table presents information about our Board of Directors and senior management as of the date of this Annual Report.

Name	Position	Age	Initial year of appointment at InflaRx GmbH, InflaRx N.V. or InflaRx Pharmaceuticals Inc. (as applicable)
Niels Riedemann	Executive Director and Chief Executive Officer	54	2007
Renfeng Guo	Executive Director and Chief Scientific Officer	55	2007
Thomas Taapken	Chief Financial Officer	60	2020
Camilla Chong	Chief Medical Officer	60	2023
Derval O’Carroll	Senior Vice President, Global Head of Regulatory Affairs and Compliance	60	2023
Nicolas Fulpius	Non-Executive Director and Chairman of the Board	52	2007
Richard Brudnick	Non-Executive Director	69	2019
Mark Kubler	Non-Executive Director	51	2015
Anthony Gibney	Non-Executive Director	55	2021
Hege Hellstrom	Non-Executive Director	60	2023

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

Richard Brudnick. Richard Brudnick was most recently Chief Business Officer for Prime Medicine, Inc., a leader in the field of gene editing. Prior to joining Prime Medicine, Mr. Brudnick was Chief Business Officer and Head of Strategy for Codiak BioSciences, a leader in the field of exosome therapeutics. Before Codiak, Mr. Brudnick was Executive Vice President of Business Development and Alliance Management at Bioverativ, Inc., a company he helped found in 2016. Until Bioverativ’s acquisition by Sanofi in March 2018, Mr. Brudnick led business development efforts to build a significant pipeline in rare blood disorders, including an acquisition, a multi-product collaboration and additional scientific collaborations and licenses. Mr. Brudnick joined Bioverativ at its spin-off from Biogen where, over the course of nearly 15 years, he initiated, led and completed transactions that led to several of the company’s marketed products and late-stage pipeline. Mr. Brudnick also was CEO of a regional pharmaceutical distribution business, which he sold to a strategic buyer; co-founded two companies; and was a strategy consultant at Bain & Company. He holds bachelor and advanced degrees from MIT and serves on the board of directors of Scholar Rock, Inc.

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

Anthony Gibney has served as a director of InflaRx since April 2021. Mr. Gibney is an experienced biotechnology executive and former investment banker who brings over 25 years of experience dedicated to advising biotechnology companies in the United States and Europe on business strategy, collaboration transactions, financings, and mergers and acquisitions. Most recently, Mr. Gibney served as the Executive Vice President, Chief Business & Strategy officer of Iveric Bio, Inc. until the company’s acquisition by Astellas Pharma Inc. in July 2023. Prior to that, Mr. Gibney served as Chief Financial Officer and Chief Business Officer at Fog Pharmaceuticals, Inc., where he oversaw its business development, strategy and finance functions, and he served as Executive Vice President and Chief Business Officer at Achillion Pharmaceuticals, where he led the sale of Achillion to Alexion Pharmaceuticals, Inc. in 2020. Before Achillion, Mr. Gibney was a Managing Director and Co-head of the biotechnology investment banking team at Leerink Partners LLC, and Managing Director of Merrill Lynch’s healthcare group. He currently serves on the board of directors of LAPIX Therapeutics Inc. Mr. Gibney received a B.A. in Economics and a B.A. in History from Yale University.

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

Senior management

Thomas Taapken, Chief Financial Officer. Dr. Taapken joined lnflaRx as CFO in 2020. He has over 25 years of experience in senior management positions within the life sciences sector and as a venture investor. He has previously held positions as CFO of Medigene AG (publicly listed in Germany), as CEO and CFO of Epigenomics AG (publicly listed in Germany), where he led the company's efforts in gaining regulatory approval for the company's lead product with the FDA and oversaw its subsequent introduction into the US market, and as CFO at Biotie Therapies (publicly listed in Finland, now part of Acorda Therapeutics) and its predecessor companies. Before that he was a venture investor for 7 years with Deutsche Venture Capital (DVC) and Burrill & Co. in the US. Dr. Taapken started his career at Hoechst AG (now Sanofi). He holds a Ph.D. in organic chemistry from the Technical University of Berlin and he also studied economics, chemistry and physics at the University of Göttingen. Dr. Taapken has served on boards of several public and private companies, most recently as board member of Scibase AB from 2017 to May 2025, he was Chairman of the Board at lmcyse SA from June 2019 until May 2024, board member of memo therapeutics from 2021 to 2023 and of Immunic AG from 2017 to 2019, among others.

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

B. Compensation

Compensation of directors and senior management

The aggregate compensation, including benefits in kind, accrued or paid to our executive management, or senior management, with respect to the year ended December 31, 2025, for services in all capacities amounted to €5,663,615. In 2025, we granted options to purchase 1,700,000 ordinary shares to our Board of Directors and our Senior Management.

The aggregate compensation, including benefits in kind, accrued or paid to our non-executive directors with respect to the year ended December 31, 2025, for services in all capacities amounted to €622,808. In 2025 we granted options to purchase 165,000 ordinary shares to our non-executive Directors.

We refer to Note C.10. share-based payments of directors, senior management and non-executive directors.

	Stock options outstanding as of January 1, 2025	Stock options granted in 2025	Stock options exercised in 2025	Stock options outstanding as of December 31, 2025	weighted average exercise price in €	weighted average remaining contractual life
Stock options not exercised 2025
Senior Management including executive directors
Prof. Niels C. Riedemann, CEO	3,472,714	635,000		4,107,714	1.73	5.96
Prof. Renfeng Guo, CSO	2,744,697	500,000		3,244,697	1.79	6.00
Thomas Taapken, CFO	717,002	240,000		957,002	1.84	6.79
Camilla Chong, CMO	210,000	90,000		300,000	2.68	8.07
Derval O’Carroll, Senior Vice President, Global Head of Regulatory Affairs and Compliance	90,000	70,000		160,000	1.98	8.17
	7,234,413	1,535,000		8,769,413
Non-executive directors
Nicolas Fulpius, Chairman, and Member of the Audit Committee	209,065	45,000		254,065	1.80	6.40
Anthony Gibney, Chairman of the Audit Committee	118,085	30,000		148,085	1.82	6.88
Richard Brudnick, Member of the Audit Committee	134,850	30,000		164,850	1.81	6.65
Mark Kübler, Member of the Audit Committee	158,172	30,000		188,172	1.72	5.88
Hege Hellstrom	52,500	30,000		82,500	2.36	8.22
	7,907,085	1,700,000		9,607,085

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

As of December 31, 2025, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our senior managers or directors.

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

Termination of service and change in control. In the event of a participant’s termination of employment, the plan committee may, in its discretion, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of a change in control of the company (as defined in the 2017 Plan), any then successor or surviving corporation may continue outstanding awards, or convert or substitute such awards for award or right with respect to the stock of the successor or surviving corporation, in which case, if a participant is terminated by the successor or surviving corporation without “cause” or for “good reason” (in each case, as defined in the 2017 Plan) within 24 months following the change in control, all equity incentive awards held by the participant will immediately vest. If any outstanding awards are not continued or converted following a change in control of the company, then such awards will immediately vest, and options and stock appreciation rights will become fully exercisable. In connection with a change of control, the LTI committee may, in its discretion, take a number of other actions, including accelerating the vesting of any equity incentive award or terminating or cancelling any equity incentive award for cash payment.

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

The nomination and corporate governance committee’s responsibilities include:

●	preparing and reviewing selection criteria and appointment procedures for the Board of Directors;

●	reviewing the size and composition of the Board of Directors by taking into account any diversity and inclusion criteria and submitting proposals for the composition profile of the Board of Directors;

●	leading the Board of Directors in self-evaluation to determine whether it and its committees are functioning effectively;

●	preparing and reviewing a plan for succession of directors by taking into account any diversity and inclusion criteria;

●	submitting proposals for the appointment or reappointment of directors; and

●	reviewing internal policies and guidelines on a regular basis.

D. Employees

As of December 31, 2025, we had 65 employees, including 22 with M.D. or Ph.D. degrees. As of December 31, 2024, we had 74 employees, including 21 with M.D. or Ph.D. degrees.

E. Share ownership

See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS —A. Major shareholders.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

As of December 31, 2025, we did not have an accounting restatement that required recovery of erroneously awarded incentive-based compensation pursuant to our clawback policy. As of as of December 31, 2025, there were no outstanding balances of erroneously awarded incentive-based compensation to be recovered from the application of the policy to a prior restatement.

G. Liquidity and capital resources

Overview on cash requirements and sources of liquidity

Since inception, we have incurred significant operating losses mainly from our research and development activities and G&A costs. For the years ended December 31, 2025 and 2024, we incurred net losses of €45.6 million and €46.1 million, respectively. Our primary uses of cash are for working capital, operating leases and general corporate purposes.

Our primary sources of funds are proceeds from the sale of our shares including our initial public offering and follow-on offerings. Additionally, in 2021, we were awarded a grant from the German federal government under which we received €33.3 million between October 2021 and June 2023. The grant period ended on June 30, 2023.

In 2024, we qualified for an allowance under the Forschungszulagengesetz (Research Allowance Act) in Germany, a law designed to promote research and development. Under this allowance, we became eligible for reimbursement, by the German federal government, of a portion of certain eligible R&D expenses incurred from 2020 through 2027. For financial reporting purposes, under IFRS, we recognize the allowance as a government grant. Upon qualifying for the allowance, we recognized €5.1 million in income relating to eligible expenses which were incurred in the years 2020 to 2024. In 2025 we recognized €2.6 million for the year 2025. We remain eligible for reimbursement of expenses to be incurred in 2025 to 2027.

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

As of December 31, 2024, we had issued 468,438 ordinary shares under the Sales Agreement, resulting in €0.8 million ($0.8 million) in net proceeds.

In 2025, we issued an additional 4,691,149 ordinary shares under the Sales Agreement, resulting in € 6.9 million ($8.0 million) in net proceeds. As of December 31, 2025, the remaining value authorized for sale under the Sales Agreement amounted to $65.7 million.

In February 2025, we completed an underwritten public offering of an aggregate of 8,250,000 ordinary shares and pre-funded warrants to purchase 6,750,000 ordinary shares. The ordinary shares were sold at a price of $2.00 per share with a nominal value of €0.12 per share. The public offering price for each pre-funded warrant was equal to the price per share at which the ordinary shares were sold to the public, minus $0.001, which is the exercise price of each pre-funded warrant. The net proceeds from the offering amounted to €26.8 million ($28.0 million). Of this amount, €14.7 million ($15.4 million) was attributable to the ordinary shares and €2.8 million ($12.6 million) was attributable to the warrants.

Our working capital did not include any indebtedness in 2025 or in 2024.

Our cash and cash equivalents amounted to €16.0 million as of December 31, 2025 (2024: €18.4 million). We also held marketable securities valued at €30.2 million (2024: €36.8 million) as of December 31, 2025. Our cash and cash equivalents primarily consist of cash denominated in U.S. dollars and euros in bank deposit accounts. Call deposits are usually available immediately, while our fixed-term deposits have a term of less than 3 months. Our marketable securities consist of quoted debt securities issued by financial institutions with investment grade credit ratings (BBB+ to AAA). Our cash is deposited at banks with equally high credit ratings as assessed by international rating agencies.

We expect to finance our future operations and working capital needs in the near future predominantly with our cash and cash equivalents and proceeds from the sale of our marketable securities and with the sale of new shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of December 31, 2025:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares (as of the date of such shareholder’s Schedule 13G filing for InflaRx N.V. with the SEC);

●	each of our directors and senior management; and

●	all directors and senior management as a group.

The number of ordinary shares beneficially owned by each entity, person or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power or to receive the economic benefit of ownership of the shares, as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2025 through the exercise of any option, warrant or other right. The percentage of shares beneficially owned is computed on the basis of 72,292,859 ordinary shares outstanding as of December 31, 2025. Ordinary shares that a person has the right to acquire within 60 days of December 31, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and senior management as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. All shareholders have similar voting rights. As of December 31, 2025, approximately 19.7 million ordinary shares, representing approximately 27% of our issued and outstanding ordinary shares, were held by 10 U.S. record holders. Any pre-funded warrants issued in February 2025 to purchase up to 6,750,000 of the Company’s ordinary shares are not included in the calculation of the shareholdings of major shareholders.

This table is based upon information supplied by our named senior management, directors, and principal shareholder, and Schedules 13D, and 13G filed with the SEC. The percentage of outstanding ordinary shares is computed on the basis of 72,292,859 ordinary shares outstanding as of December 31, 2025. Ordinary shares that a person has the right to acquire within 60 days of December 31, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o InflaRx N.V., Winzerlaer Str. 2, 07745 Jena, Germany.

	Ordinary Shares Beneficially Owned
	Number	Percent of
5% Shareholders
Entities affiliated with Suvretta Capital Management LLC(1)	7,933,910	11.0%
Directors and senior management
Niels Riedemann(2)	5,176,622	6.8%
Renfeng Guo(3)	5,006,841	6.6%
Thomas Taapken(4)	960,502	1.3%
Camilla Chong(5)	275,000	*
Derval O’Carroll(6)	160,000	*
Nicolas Fulpius(7)	744,117	1.0%
Richard Brudnick(8)	214,850	*
Mark Kubler(9)	1,148,187	1.6%
Anthony Gibney(10)	158,085	*
Hege Hellstrom(11)	82,500	*
All directors and senior management as a group (10 persons)	13,904,573	16.9%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	As per filing on Schedule 13G as of December 31, 2025, Aaron Cowen has beneficial ownership by virtue of his role as a control person of Suvretta Capital Management LLC. The address of Suvretta Capital Management LLC is 540 Madison Avenue, 7th Floor, New York, New York 10022.

(2)	Consists of (a) 1,068,908 ordinary shares, (b) 404,040 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on November 18, 2031, (c) 126,005 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, (d) 689,253 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on December 13, 2027 (after option term extension from eight to ten years on February 25, 2025), (e) 5,409 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on November 20, 2028 (after option term extension from eight to ten years on February 25, 2025), (f) 350,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $5.14 per share), which shall expire on January 4, 2031, (g) 112,007 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99 per share), which shall expire on July 1, 2031, (h) 548,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, (i) 55,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.44 per share, which shall expire on November 21, 2032, (j) 548,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, (k) 635,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034, and (l) 635,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.41 per share, which shall expire on January 3, 2035.

(3)	Consists of (a) 1,762,144 ordinary shares, (b) 336,672 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2016 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on November 18, 2031, (c) 623,610 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on December 13, 2027 (after option term extension from eight to ten years on February 25, 2025), (d) 5,409 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on November 20, 2028 (after option term extension from eight to ten years on February 25, 2025), (e) 275,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $5.14 per share), which shall expire on January 4, 2031, (f) 88,006 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99 per share), which shall expire on July 1, 2031, (g) 430,500 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, (h) 55,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.44 per share, which shall expire on November 21, 2032, (i) 430,500 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, (k) 500,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034, and (l) 500,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.41 per share, which shall expire on January 3, 2035.

(4)	Consists of (a) 3,500 ordinary shares, (b) 150,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.83 per share), which shall expire on September 17, 2030 (after option term extension from eight to ten years on February 25, 2025), (c) 50,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $5.14 per share), which shall expire on January 4, 2031, (d) 32,002 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99 per share), which shall expire on July 1, 2031, (e) 110,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, (f) 55,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.44 per share, which shall expire on November 21, 2032, (g) 110,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, (h) 210,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034, and (i) 240,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.41 per share, which shall expire on January 3, 2035. As of December 31, 2025, the ordinary shares that may be acquired pursuant to the exercise of stock options as indicated in (b) through (i) are beneficially owned by tomtaa GmbH, a company wholly owned by Mr. Taapken and for which Mr. Taapken acts a sole managing director.

(5)	.Consists of (a) 125,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $3.89 per share, which shall expire on July 7, 2033, (b) 60,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034, and (c) 90,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.41 per share, which shall expire on January 3, 2035.

(6)	Consists of (a) 20,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.44 per share, which shall expire on November 21, 2032, (b) 25,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, (c) 45,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034, and (d) 70,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.41 per share, which shall expire on January 3, 2035.

(7)	Consists of (a) 490,052 ordinary shares, (b) 34,464 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on December 13, 2027 (after option term extension from eight to ten years on February 25, 2025), (c) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $5.14 per share), which shall expire on January 4, 2031, (d) 9,601 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99 per share), which shall expire on July 1, 2031, (e) 45,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, (f) 45,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, (g) 45,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034 and (h) 45,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.41 per share, which shall expire on January 3, 2035.

(8)	Consists of (a) 50,000 ordinary shares, (b) 18,450 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on February 4, 2029 (after option term extension from eight to ten years on February 25, 2025), (c) 20,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $5.14 per share), which shall expire on January 4, 2031, (d) 6,400 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99 per share), which shall expire on July 1, 2031, (e) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, and (f) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, (g) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034, and (h) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.41 per share, which shall expire on January 3, 2035.

(9)	Consists of (a) 960,015 ordinary shares, (b) 7,308 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the Series B financing at an exercise price of €0.0012 per share, (c) 34,464 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $3.35 per share), which shall expire on December 13, 2027 (after option term extension from eight to ten years on February 25, 2025), (d) 20,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $5.14 per share), which shall expire on January 4, 2031, (e) 6,400 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99 per share), which shall expire on July 1, 2031, (f) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, and (g) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, (h) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034, and (i) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.41 per share, which shall expire on January 3, 2035.

(10)	Consists of (a) 10,000 ordinary shares, (b) 11,667 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $22.75 per share), which shall expire on February 7, 2028 (after option term extension from eight to ten years on February 25, 2025), (c) 16,418 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $2.99) per share, which shall expire on July 1, 2031, (d) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.86 per share (after re-pricing on April 13, 2022 from $4.13 per share), which shall expire on January 11, 2032, and (e) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.37 per share, which shall expire on January 24, 2033, (f) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034, and (g) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.41 per share, which shall expire on January 3, 2035.

(11)	Consists of (a) 22,500 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $4.19 per share, which shall expire on May 31, 2033, (b) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $1.79 per share, which shall expire on January 5, 2034, and (c) 30,000 ordinary shares that may be acquired pursuant to the exercise of options which were issued pursuant to the 2017 Plan at an exercise price of $2.41 per share, which shall expire on January 3, 2035.

Significant changes in ownership by major shareholders

During fiscal year 2025, the Company issued 4,691,149 ordinary shares under its at-the-market program, resulting in resulting in €6.9 million ($8.0 million) in net proceeds. In February 2025, the company completed an underwritten public offering of an aggregate of 8,250,000 ordinary shares and pre-funded warrants to purchase 6,750,000 ordinary shares. The ordinary shares were sold at a price of $2.00 per share with a nominal value of €0.12 per share. The public offering price for each pre-funded warrant was equal to the price per share at which the ordinary shares were sold to the public, minus $0.001, which is the exercise price of each pre-funded warrant. In addition, InflaRx granted the underwriters a 30-day option to purchase up to an additional 2,250,000 ordinary shares. The net proceeds from the offering amounted to €26.8 million ($28.0 million).

Suvretta Capital Management LLC and affiliated entities filed a Schedule 13G on February 13, 2026, stating a shareholding of 7,933,910 shares, which results in a holding of 11.7% in the Company as of December 31, 2025 regarding issued and outstanding shares.

B. Related party transactions

The following is a description of related party transactions we have entered since January 1, 2025 with any of our officers, directors and the holders of more than 5% of our ordinary shares.

8. Indemnification agreements

We entered into indemnification agreements with our directors and senior management. The indemnification agreements and our Articles of Association require us to indemnify our directors to the fullest extent permitted by law. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — B. Compensation — Insurance and indemnification” for a description of these indemnification agreements.

9. Interests of experts and counsel

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

B. Memorandum and articles of association

Our shareholders adopted the Articles of Association included as Exhibit 1.1. to the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 20, 2025.

We incorporate by reference into this Annual Report the description of our Articles of Association contained in our F-3 registration statement (File No. 333-273058) originally filed with the SEC on June 30, 2023, and effective as of July 11, 2023, as amended. Such description sets forth a summary of certain provisions of our Articles of Association as currently in effect.

The Company’s Articles of Association in effect for the period under review was adopted by the annual general meeting on April 25, 2025, and is available on our website.

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

3. PFIC rules

We believe it is likely that we were a PFIC for U.S. federal income tax purposes in 2023, 2024 and 2025, and we may be a PFIC in one or more future taxable years. In addition, we may, now or in the future directly or indirectly, hold equity interests in other PFICs, or a Lower-tier PFIC. Under the Code, generally a non-U.S. corporation will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. It is also possible that we will be a PFIC in any future taxable year because, among other things, (i) we currently own a substantial amount of passive assets, including cash and securities that may give rise to passive income, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, and (iii) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ordinary shares.

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

Please note that this summary section does not describe the Dutch tax considerations for:

●	holders of our ordinary shares if such holders have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

●	holders of our ordinary shares if the shares held by such holders qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a taxpayer’s holder’s shareholding, or right to acquire, of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

●	holders of our ordinary shares who are individuals for whom the shares or any benefit derived from the shares are a remuneration or deemed to be a remuneration for (employment) activities or services performed by such holders or certain individuals related to such holders, whether within or outside an employment relation, that provides the holder, economically speaking, with certain benefits that have a relation to the relevant work activities or services (as defined in the Dutch Income Tax Act 2001);

●	holders of our ordinary shares in respect of which we are required to apply the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the ordinary shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting)). Generally, we are required to apply, subject to certain other requirements, the dividend withholding tax exemption if a holder of our ordinary shares is an entity and holds an interest of 5% or more in our nominal paid-up share capital;

●	pension funds, investment institutions (fiscale beleggingsinstellingen), and tax-exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax, entities that have a function comparable to an investment institution or a tax-exempt investment institution, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and

●	holders of our ordinary shares that are entities resident in Aruba, Curaçao, or Sint Maarten, conducting a business through a permanent establishment (vaste inrichting) or permanent representative (vaste vertegenwoordiger) in Bonaire, Sint Eustatius, or Saba, to which our ordinary shares are attributable.

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

This section does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024; the Dutch implementation of Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union) which may be relevant for a particular holder.

Dividend withholding tax

Regular dividend withholding tax

We are incorporated under the laws of the Netherlands, and we are therefore a Dutch tax resident for Dutch domestic tax law purposes, including Dutch withholding tax purposes. We are however also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany. Based on the so-called tie-breaker provision (the “Tie-Breaker Provision”) included in Section 4(3) of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income (the “Tax Treaty”) as in effect on the date hereof, our tax residence in either the Netherlands or Germany for the purposes of the Tax Treaty should be determined based on our place of effective management. As long as we have our place of effective management continuously in Germany, and the Tie-Breaker Provision and reservations made by Germany with respect to the Tie-Breaker Provision as part of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting are not changed, we should exclusively be a tax resident in Germany for purposes of the Tax Treaty, and, as a consequence, the Netherlands will be restricted from imposing Dutch dividend withholding tax on dividends distributed by us pursuant to Section 10(5) of the Tax Treaty, except for dividends distributed to a holder of our ordinary shares who is resident or deemed to be resident in the Netherlands for Dutch personal income tax purposes or Dutch corporate income tax purposes or to a holder of our ordinary shares that is neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder, in which events the following applies. See Risk Factor “If we ever pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.”

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

The expression “dividends distributed” includes, among other things but it is not limited to:

●	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

●	liquidation proceeds, proceeds of redemption of shares, or proceeds of the repurchase of shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax;

●	an amount equal to the par value of shares issued or an increase of the par value of shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

●	partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless (i) our general meeting of shareholders has resolved in advance to make such repayment and (ii) the par value of the shares concerned has been reduced by an equal amount by way of an amendment of our Articles of Association. The term "net profits" includes anticipated profits that have yet to be realized.

Dutch Resident Entities generally are entitled to an exemption from, ora credit for, any Dutch dividend withholding tax against their corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. Dutch Resident Individuals generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch personal income tax liability and to a refund of any residual Dutch dividend withholding tax. The same generally also applies to holders of our ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the shares are attributable to a Dutch permanent establishment of such non-resident holder.

Dividend stripping

According to “Dutch domestic anti-dividend stripping rules,” no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividend paid by us is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary for Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention. The burden of proof with respect to beneficial ownership of dividends distributed by us rests on the Dutch tax authorities. If, however, a shareholder would receive dividends, including dividends on our ordinary shares, in a calendar year in respect of which an aggregate amount of EUR 1,000 in Dutch dividend withholding tax would otherwise be due based on the rate of 15%, the burden of proof with respect to beneficial ownership of such dividends lies with the shareholder. Furthermore, for shares traded on a regulated market, including our ordinary shares, it has been codified that the record date is used when determining the person who is entitled to the dividend.

Conditional withholding tax on dividends

In addition to the regular Dutch dividend withholding tax as described above, a Dutch conditional withholding tax will be imposed on dividends distributed by us to a Related Entity (as defined below), if such Related Entity:

is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a “Listed Jurisdiction”); or

has a permanent establishment located in a Listed Jurisdiction to which our ordinary shares are attributable; or

holds our ordinary shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

is not considered to be the beneficial owner of our ordinary shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of our odinary shares (a hybrid mismatch); or

is not resident in any jurisdiction (also a hybrid mismatch); or

is a reverse hybrid (within the meaning of Article 2(11) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid holding a Qualifying Interest in the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by the Company without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021; (Wet bronbelasting 2021).

For purposes of this section:“Related Entity” means an entity (i) that has a Qualifying Interest in us or (ii) in which a third party has a Qualifying Interest if such third party also has a Qualifying Interest in us.

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

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2026: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2026: 25.8%).

Taxes on income and capital gains

Dutch resident entities

Any income derived or deemed to be derived from the ordinary shares held by a Dutch Resident Entity, including any capital gains realized on the disposal or deemed disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2026).

Dutch resident individuals

If a holder of ordinary shares is a Dutch Resident Individual, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch personal income tax at the progressive income tax rates (with a maximum of 49.5%, rate for 2026), if:

i.	the ordinary shares are attributable to an enterprise from which the holder of such shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

ii.	the holder of the ordinary shares is considered to perform activities with respect to such shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the ordinary shares that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden).

Taxation of savings and investments

If the above-mentioned conditions (i.) and (ii.) do not apply to the Dutch Resident Individual, the ordinary shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the ordinary shares are in principle not subject to Dutch income tax.

The Dutch Resident Individual's assets and liabilities taxed under this regime, including the ordinary shares, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the ordinary shares, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (y) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2026).

The deemed return applicable to other investments, including the ordinary shares, is set at 6.00% for the calendar year 2026. Transactions in the three-month period before and after January1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of ordinary shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

On 6 and 14 June 2024, the Dutch Supreme Court (Hoge Raad) ruled that the current Dutch income tax regime for savings and investments as described above (the “Box 3 Regime”) in certain specific circumstances contravenes with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights, (the “Rulings”). In the Rulings, the Dutch Supreme Court introduced a rebuttal provision (tegenbewijsregeling) pursuant to which taxpayers have the possibility to demonstrate that the actual return realized by the taxpayer in respect of their investments assets (as calculated in line with the rules as set out in the Rulings), is less than the deemed return realized by the taxpayer in respect of those assets (as calculated in accordance with the rules of the Box 3 Regime). The rebuttal provision introduced by the Dutch Supreme Court as well as the rules set out in the Rulings have been implemented in Dutch tax law pursuant to the Dutch Box 3 Rebuttal Scheme Act (Wet tegenbewijsregeling box 3). If the taxpayer successfully demonstrates that the actual return is less than the deemed return (using a standardized form), the taxpayer will be taxed on the actual return instead of the deemed return. The Dutch Box 3 Rebuttal Scheme Act offers a temporary solution until a new Box 3 regime is introduced, which is expected as of 1 January 2028 at the earliest.

Holders of ordinary shares are advised to consult their own tax advisor to ensure that the tax in respect of the ordinary shares is levied in accordance with the applicable Dutch tax rules at the relevant time.

Non-residents of the Netherlands

A holder of our ordinary shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch income tax in respect of income derived or deemed to be derived from the ordinary shares or in respect of any capital gains realized on the disposal or deemed disposal of the ordinary shares, provided that:

i.	such holder does not have an interest in an enterprise or a deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969, as applicable) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

ii.	in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares that go beyond ordinary asset management and does not otherwise derive benefits from the ordinary shares that are taxable as benefits from miscellaneous activities in the Netherlands.

Gift and inheritance tax

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or on the death of, a holder of our ordinary shares who is resident or deemed to be resident in the Netherlands at the time of the gift or such holder's death.

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

Other taxes and duties

No Dutch value added tax and no Dutch documentation taxes (commonly referred to as stamp duties) will be payable by a holder of our ordinary shares on any payment in consideration for the holding or disposal of the ordinary shares.

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

The material German tax principles of purchasing, owning and transferring of shares are set forth in the following. This section does not purport to be a comprehensive or complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of shares and does not set forth all tax considerations that may be relevant to a particular person's decision to acquire ordinary shares. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences set forth below. This section does not refer to any foreign account tax compliance act (or FATCA) aspects.

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

A joint statement issued by 10 of the 11 participating EU member states in October 2016 reaffirmed the intention to introduce FTT. However, at the moment not many details are available. Thus, it is not known to what extent the elements of the EC's proposal outlined in the preceding paragraph will be followed in relation to the taxation of shares. The FTT proposal remains subject to negotiation between the participating Member States and is subject to political discussion. It may therefore be altered prior to the implementation, the timing of which remains unclear. The EC has committed to putting forward a proposal by January 1, 2024 and has published a working paper in June 2023. However, it is not expected that any proposal would be agreed on in the short term. Additional EU member states may decide to participate. Prospective holders of the shares are advised to seek their own professional advice in relation to FTT.

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

A. Defaults

No matters to report.

B. Dividend arrearages and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material modifications to instruments

Not applicable.

B. Material modifications to rights

Not applicable.

C. Withdrawal or substitution of assets

Not applicable.

D. Change in trustees or paying agents

Not applicable.

E. Use of proceeds

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure controls and procedures

As of December 31, 2025, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

B. Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

C. Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. As a non-accelerated filer, the Company is not required to provide an auditor attestation on internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

D. Changes in internal control over financial reporting

There were no material changes in our internal control over financial reporting during the period covered by this Annual Report.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that each of Mr. Anthony Gibney, Mr. Richard Brudnick, Mr. Nicolas Fulpius and Mr. Mark Kuebler are audit committee financial experts, as that term is defined by the SEC, and all four are independent for the purposes of SEC and Nasdaq rules relating to the independence of the audit committee.

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

Audit fees in connection with our annual audit, quarterly reviews, issuances of comfort letters and reviews of registration statements for the fiscal year 2025 amounted to €1.1 million, thereof €0.6 million for services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft, and €0.5 million for services provided by former auditor EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft.

Audit fees in 2024 amounted to €1.2 million and relate to audit services provided by our then principal accountants, EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, in connection with our annual audit, quarterly reviews, issuance of comfort letters and reviews of registration statements.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 26, 2025, we executed an engagement letter with KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) to engage KPMG as its independent registered public accounting firm for the fiscal year ended December 31, 2025.

In connection with this engagement, we ceased to engage EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (“EY”) as our independent registered public accounting firm. EY had served as our independent registered public accounting firm since the fiscal year ended December 31, 2020.

The change in independent registered public accounting firm follows the results of our Annual General Meeting of Shareholders held, in accordance with Dutch law, on April 24, 2025, where our shareholders voted to approve KPMG Accountants N.V. for the external audit of our statutory annual accounts for the fiscal year ended December 31, 2025.

Our decision to make the change in auditor was not due to any disagreement with EY. EY did not resign or decline to stand for re-election and EY’s reports on our financial statements as of and for the year ended December 31, 2024 and as of and for the year ended December 31, 2023 and on internal control over financial reporting as of December 31, 2024 and as of December 31, 2023 were not qualified and did not contain an adverse or disclaimer of opinion.

Prior to the appointment of KPMG as the Company’s independent registered public accounting firm, we consulted KPMG in connection with the issuance of pre-funded warrants in March 2025 regarding the appropriate classification of the pre-funded warrants under IAS 32.

KPMG provided technical guidance on the application of IAS 32 prior to its appointment as the Company’s independent auditor. The consultation did not involve the provision of an audit opinion, and no written report was issued. Aside from this matter, we did not consult KPMG on any other contemplated transactions or accounting issues.

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

The main cybersecurity risks we continuously monitor include threats and potential incidents resulting in the unavailability of central IT systems, the loss of critical business data, data theft, intellectual property theft, fraud, extortion, harm to employees and patients, violation of privacy laws and other litigation and legal risks, and risks to our reputation. The materialization of these cybersecurity threats may materially affect or may be reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. The unavailability of central IT systems for example, would result in an interruption or delay of any clinical development activities of the Company. The loss of critical business data such as the results of clinical study reports and underlying information, such as tables, listings and filings, could retrospectively destroy our work of several years of clinical development and respective cost. Data theft could, if critical, confidential or proprietary business data is concerned, result in a loss in strength of competition. Intellectual property theft can jeopardize our ability to generate revenue for our shareholders. Breach of privacy laws can put our employees and patients at risk of additional cybersecurity and personal risks, which could lead to a litigation and further costs for the Company. Cybersecurity risks may also result in our Company's reputation being affected.

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

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report, see pages F-1 to F-37 to this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of InflaRx N.V., dated August 25, 2021 (English language translation) (incorporated herein by reference to Exhibit 1.1. to the Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 22, 2023).
2.1	Registration Rights Agreement (incorporated herein by reference to Exhibit 4.2 to the post-effective amendment to the Company’s Registration Statement on Form F-1 (File No. 333-220962) filed with the SEC on November 9, 2017).
2.2+	Form of Senior Indenture (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3 (File No. 333-273058) filed with the SEC on June 30, 2023).
2.3+	Form of Subordinated Indenture (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-3 (File No. 333-273058) filed with the SEC on June 30, 2023).
2.4	Description of Rights of Each Applicable Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to our Annual Report on Form 20-F for the year ended December 31, 2022).
4.3†	Co-Development Agreement, dated December 28, 2015, between InflaRx GmbH and Beijing Defengrei Biotechnology Co. Ltd., as supplemented by Addendum No. 1 dated December 28, 2015 (incorporated herein by reference to Exhibit 10.3 to the Company’s Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-220962) filed with the SEC on November 7, 2017).
4.4	Addendum No. 2, dated as of November 9, 2022, between InflaRx GmbH and Beijing Defengrei Biotechnology Co. Ltd. (incorporated herein by reference to Exhibit 4.4 to the Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 22, 2023).
4.5	Addendum No. 3, dated as of December 21, 2022, between InflaRx GmbH and Staidson (Beijing) BioPharmaceuticals Co., Ltd., to the Co-Development Agreement, dated as of December 28, 2015 between InflaRx GmbH and Staidson (Beijing) BioPharmaceuticals Co., Ltd. (as successor to Beijing Defengrei Biotechnology Co. Ltd. (BDB)) (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K with the SEC on December 21, 2022).
4.6	Share Purchase Agreement, dated as of December 21, 2022, between InflaRx N.V. and Staidson Hong Kong Investment Company Limited (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K with the SEC on December 21, 2022).
4.7	Form of Indemnification Agreement for directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-220962) filed with the SEC on October 13, 2017).
4.8	InflaRx Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-221656) filed with the SEC on November 17, 2017).
4.9	Amendment to InflaRx Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-240185) filed with the SEC on July 30, 2020).
4.10	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.1 to our Current Report on Form 6-K, dated February 18, 2025).
8.1*	List of Subsidiaries.
11.1+	Insider Trading Policy (incorporated herein by reference to Exhibit 11.1 to the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 20, 2025)
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.
15.2*	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft.
16.1*	Letter of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft regarding Item 16F, dated March 20, 2026.
97.1+	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 20, 2025).
101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2025 formatted as inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*	Filed herewith.
+	Previously filed.
†	Confidential treatment granted as to portions of the exhibit. Confidential materials omitted and filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

InflaRx N.V.

By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer and Director

Date: March 20, 2026

By:	/s/ Thomas Taapken
	Name:	Thomas Taapken
	Title:	Chief Financial Officer

Date: March 20, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
InflaRx N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of InflaRx N.V. and subsidiaries (the Company) as of December 31, 2025, the related consolidated statement of operations and comprehensive loss, changes in shareholders’ equity, and cash flow for the year ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the IASB.

Going Concern

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B.1 to the consolidated financial statements, the Company has incurred significant operating losses from its research and development activities and G&A costs and has a cash reach into mid-2027. The Company is required to design the clinical trial phase 2b for its izicopan compound, obtain regulatory acceptance and determine the costs for the clinical trial phase 2b in order to seek substantial funding for continuing its operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note B.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of accrued expenses from contract research organizations (“CROs”)

As discussed in Note B.3(b) and D.11 to the consolidated financial statements, the Company accrued €3.4 million of CRO related R&D expenses as of December 31, 2025 in relation to its ongoing clinical trial activities . The Company’s determination of CRO expenses involves estimating the extent of services performed by CROs for ongoing clinical trial activities. This requires management to estimate the amount of expense to recognize and liability to accrue to the extent that invoices of the CROs are not yet received. This involves determining a percentage-of-completion whereby the degree to which services have been rendered for the individual clinical trial activities contracted from the CROs is assessed and estimated by the Company’s R&D project managers based on the best information available and reviewed by the controlling department.

We identified the evaluation of accrued clinical trial related liabilities relating to CROs as a critical audit matter, due to the complex and subjective auditor judgement involved in evaluating the estimated percentage-of-completion based on the degree to which services have been rendered for the individual clinical trial activities contracted from the CROs to determine the related accrued liabilities due to the nature and extent of audit evidence available.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain controls related to the Company’s estimation of CRO expenses. This included controls related to management’s review of the estimated percentage-of-completion used in determining the amount of CRO expenses and the related impacts to accrued liabilities. For a sample of accrued research and development costs we assessed the estimated percentage-of-completion of clinical trial activities via:

●	inspection of progress reports and other correspondence provided by the CROs and inquiry of the Company’s R&D project managers

●	agreeing key financial and contractual terms to underlying contracts, amendments, and pending change orders

Additionally, for a selection of accrued research and development costs, we assessed the inputs used in estimating percentage-of-completion of clinical trial activities through external confirmation obtained from the Company’s CROs.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2025.

Munich, Germany
March 20, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of InflaRx N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of InflaRx N.V. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor from 2020 to 2025.

Munich, Germany

March 20, 2025

InflaRx N.V. and subsidiaries

Consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023

	Note	2025	2024	2023
		(in €, except for share data)

Revenues	C.1.	29,331	165,789	63,089
Cost of sales	C.2.	(7,267,618)	(3,317,039)	(532,262)
Gross profit		(7,238,287)	(3,151,250)	(469,173)
Marketing and sales expenses	C.3.	(4,482,011)	(6,756,595)	(4,001,299)
Research and development expenses	C.4.	(25,720,788)	(35,363,897)	(41,024,131)
General and administrative expenses	C.5.	(13,475,085)	(13,024,441)	(12,628,756)
Other income	C.6.	2,671,380	5,287,616	13,219,704
Other expenses		(14,629)	(297)	(4,440)
Operating result		(48,259,420)	(53,008,864)	(44,908,096)
Finance income	C.8.	1,845,428	3,196,813	3,804,827
Finance expenses	C.8.	(39,239)	(20,655)	(35,628)
Foreign exchange result	C.8.	(4,852,203)	3,670,235	(1,841,872)
Other financial result	C.8.	5,683,935	103,285	313,240
Income taxes		(12,282)	(5,217)	—
Loss for the period		(45,633,780)	(46,064,402)	(42,667,529)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		(269,131)	58,344	125,085
TOTAL COMPREHENSIVE LOSS		(45,902,911)	(46,006,058)	(42,542,444)

Share information	C.9.
Weighted average number of shares outstanding		67,288,321	58,919,958	54,940,137
Loss per share (basic/diluted)		(0.68)	(0.78)	(0.78)

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

Consolidated statements of financial position as of December 31, 2025 and 2024

	Note	December 31, 2025	December 31, 2024
ASSETS		(in €)
Non-current assets
Property and equipment	D.1.	289,317	256,280
Right-of-use assets	D.2.	861,667	758,368
Intangible assets	D.3.	42,255	50,781
Other assets	D.6.	151,198	204,233
Financial assets	D.8.	237,373	3,092,290
Total non-current assets		1,581,810	4,361,952
Current assets
Inventories	D.5.	—	6,897,666
Current other assets	D.6.	3,261,038	5,103,402
Other assets from government grants and research allowance	D.6.	2,487,763	5,081,772
Tax receivable	D.7.	1,428,428	1,735,335
Financial assets	D.8.	30,435,088	34,462,352
Cash and cash equivalents	D.9.	16,022,171	18,375,979
Total current assets		53,634,487	71,656,505
TOTAL ASSETS		55,216,297	76,018,457

EQUITY AND LIABILITIES
Equity	D.10.
Issued capital	D.10.(a).	8,675,143	7,122,205
Share premium	D.10.(a).	354,975,760	334,929,685
Other capital reserves	D.10.(a).	48,560,500	44,115,861
Accumulated deficit	D.10.(a).	(377,826,001)	(332,192,221)
Other components of equity	D.10.(a).	7,171,379	7,440,510
Total equity		41,556,781	61,416,039
Non-current liabilities
Lease liabilities	E.2.	640,973	399,066
Other liabilities		36,877	36,877
Total non-current liabilities		677,850	435,943
Current liabilities
Trade and other payables	D.11.	5,399,383	11,394,232
Lease liabilities	E.2.	256,943	406,020
Employee benefits		1,164,259	2,064,678
Liabilities to warrant holders		5,802,128	—
Other liabilities	D.11.	358,954	301,544
Total current liabilities		12,981,666	14,166,475
Total liabilities		13,659,516	14,602,417
TOTAL EQUITY AND LIABILITIES		55,216,297	76,018,457

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2025, 2024 and 2023

	Note	Shares outstanding	Issued capital	Share premium
			(in €)
Balance as of January 1, 2023		44,703,763	5,364,452	282,552,633
Loss for the period		—	—	—
Exchange differences on translation of foreign currency		—	—	—
Total comprehensive loss		—	—	—
Issuance of ordinary shares	D.10.(a).	14,059,252	1,687,110	54,796,819
Transaction costs		—	—	(3,360,626)
Equity-settled share-based payments	C.10.	—	—	—
Share options exercised		120,257	14,431	222,512
Balance as of December 31, 2023		58,883,272	7,065,993	334,211,338
Loss for the Period		—	—	—
Exchange differences on translation of foreign currency		—	—	—
Total comprehensive loss		—	—	—
Issuance of ordinary shares	D.10.(a).	468,438	56,213	1,042,076
Transaction costs		—	—	(323,729)
Equity-settled share-based payments	C.10.	—	—	—
Balance as of December 31, 2024		59,351,710	7,122,205	334,929,685
Loss for the Period		—	—	—
Exchange differences on translation of foreign currency		—	—	—
Total comprehensive loss		—	—	—
Issuance of ordinary shares	D.10.(a).	12,941,149	1,552,938	21,347,913
Transaction costs		—	—	(1,301,837)
Equity-settled share-based payments	C.10.	—	—	—
Balance as of December 31, 2025		72,292,859	8,675,143	354,975,760

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2025, 2024 and 2023

	Note	Other capital reserves	Accumulated deficit	Other components of equity	Total equity
			(in €)
Balance as of January 1, 2023		36,635,564	(243,460,290)	7,257,080	88,349,440
Loss for the period		—	(42,667,529)	—	(42,667,529)
Exchange differences on translation of foreign currency		—	—	125,085	125,085
Total comprehensive Loss		—	(42,667,529)	125,085	(42,542,444)
Issuance of ordinary shares	D.10.(a).	—	—	—	56,483,929
Transaction costs		—	—	—	(3,360,626)
Equity-settled share-based payments	C.10.	3,414,489	—	—	3,414,489
Share options exercised		—	—	—	236,943
Balance as of December 31, 2023		40,050,053	(286,127,819)	7,382,166	102,581,730
Loss for the period		—	(46,064,402)	—	(46,064,402)
Exchange differences on translation of foreign currency		—	—	58,344	58,344
Total comprehensive loss		—	(46,064,402)	58,344	(46,006,058)
Issuance of ordinary shares	D.10.(a).	—	—	—	1,098,289
Transaction costs		—	—	—	(323,729)
Equity-settled share-based payments	C.10.	4,065,807	—	—	4,065,807
Balance as of December 31, 2024		44,115,861	(332,192,221)	7,440,510	61,416,039
Loss for the period		—	(45,633,780)	—	(45,633,780)
Exchange differences on translation of foreign currency		—	—	(269,131)	(269,131)
Total comprehensive loss		—	(45,633,780)	(269,131)	(45,902,911)
Issuance of ordinary shares	D.10.(a).	—	—	—	22,900,851
Transaction costs		—	—	—	(1,301,837)
Equity-settled share-based payments	C.10.	4,444,639	—	—	4,444,639
Balance as of December 31, 2025		48,560,500	(377,826,001)	7,171,379	41,556,781

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

Consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023

	Note	2025	2024	2023
		(in €)
Operating activities
Loss for the period		(45,633,780)	(46,064,402)	(42,667,529)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		419,483	485,114	567,780
Net finance income	C.8.	(2,637,922)	(6,949,679)	(2,240,566)
Share-based payment expense	C.10.	4,444,639	4,065,807	3,414,489
Net foreign exchange differences		1,533,408	(37,101)	413,017

Changes in:
Other assets from government grants and research allowances	D.6.	2,594,009	(5,081,772)	732,971
Other assets and trade receivables		2,202,304	1,042,513	7,825,181
Employee benefits		(900,419)	454,912	297,518
Other liabilities		57,410	(2,584,228)	2,738,164
Liabilities from government grants received	D.6.	—	—	(6,209,266)
Trade and other payables	D.11.	(5,994,849)	(580,129)	6,986,824
Inventories	D.5.	6,897,666	4,470,141	(11,367,807)
Interest received		1,738,197	2,243,197	1,732,284
Interest paid		(34,474)	(21,064)	(36,025)
Net cash used in operating activities		(35,314,328)	(48,556,690)	(37,812,966)
Investing activities
Purchase of intangible assets and property and equipment		(115,694)	(46,871)	(81,100)
Purchase of current and non-current financial assets		(46,100,315)	(35,340,107)	(104,051,972)
Proceeds from sale of current financial assets		49,449,058	87,751,331	86,436,456
Net cash from/ (used in) investing activities		3,233,048	52,364,354	(17,696,616)
Financing activities
Proceeds from issuance of ordinary shares	D.10.	22,900,851	1,098,289	56,483,929
Proceeds from pre-funded warrants		12,915,909	—	—
Transaction costs from issuance of ordinary shares and pre-funded warrants		(2,142,530)	(323,729)	(3,360,626)
Proceeds from exercise of share options	C.10.	—	—	236,943
Repayment of lease liabilities		(357,583)	(388,114)	(373,977)
Net cash from financing activities		33,316,646	386,446	52,986,269
Net in-/decrease in cash and cash equivalents		1,235,366	4,194,110	(2,523,313)
Effect of exchange rate changes on cash and cash equivalents		(3,589,174)	1,413,926	(974,099)
Cash and cash equivalents at beginning of period		18,375,979	12,767,943	16,265,355
Cash and cash equivalents at end of period	D.9.	16,022,171	18,375,979	12,767,943

The accompanying notes are an integral part of these consolidated financial statements.

InflaRx N.V. and subsidiaries

A. Notes to the consolidated financial statements

1. Corporate information

The consolidated financial statements of InflaRx N.V. and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2025 were authorized for issue in accordance with a resolution of the Board of Directors on March 18, 2026. InflaRx N.V. (the “Company”) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, the Company’s ordinary shares have been listed on the Nasdaq Global Select Market under the symbol “IFRX”.

The Group, collectively, are a biotechnology group pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor known as C5a and its receptor C5aR.

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

The consolidated financial statements have been prepared on the basis that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Since inception, we have incurred significant operating losses mainly from our research and development activities and general and administrative costs. For the years ended December 31, 2025 and 2024, we incurred net losses of €45.6 million and €46.1 million, respectively.

The Group expects it will incur operating losses for the foreseeable future due to, among other things, cost related to continue its clinical programs and its administrative organization. Our primary sources of funds are proceeds from the sale of our shares including our initial public offering, follow on offerings and government grants. Our cash and cash equivalents amounted to €16.0 million as of December 31, 2025 (2024: €18.4 million). We also held marketable securities amounting to €30.2 million (2024: €36.8 million) as of December 31., 2025. Based on our financial resources as of the authorization of issuance date of the consolidated financial statements and our management’s forecast of sources and uses of financial resources, considering significantly reduced commercial spending around GOHIBIC (vilobelimab) and reduced future cost structure, we believe our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements und our current business plan for at least the next 12 months into mid-2027.

We plan to continue required preclinical studies for izicopan and also conduct a PK bridging study in China to evaluate the potential for izicopan more broadly. Beyond our current ongoing activities, we also plan to proceed with clinical development of izicopan toward Phase 2b readiness. In order to conduct Phase 2b clinical trials in HS and continue executing our business plan, we will need the FDA to accept our clinical trial design, determine the costs for such a clinical trial and to obtain substantial funding within the next 12 months in connection with our continuing operations. We expect to finance these cash needs through equity offerings. We also assess potential partnerships for joint development of izicopan in different indications in parallel, because our ability to raise funds from the capital markets at attractive terms might be limited.

As a result, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

The consolidated financial statements have been prepared on a historical cost basis. These consolidated financial statements of the Group comprise the Company and its wholly owned subsidiaries, InflaRx GmbH and InflaRx Pharmaceuticals, Inc. The consolidated financial statements are presented in Euro (€). The presentation currency of the Group is the Euro, as the functional currency of the largest operating company, InflaRx GmbH, continues to be the Euro. Effective January 1, 2023, the functional currency of InflaRx N.V. changed from the U.S. dollar to the Euro due to a change in the Company’s operational function and, in turn, a change in the primary currency of its underlying transactions. This change in functional currency has been accounted for prospectively. The functional currency of InflaRx Pharmaceuticals, Inc. is the U.S. dollar ($), as most of their income and expenses occured in U.S. dollars in 2025. All financial information presented in Euro has been rounded to the nearest Euro, unless stated otherwise.

The Group’s subsidiaries as at December 31, 2025 are set out below. Unless otherwise stated, such subsidiaries have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company.

	Place of business/ country of	Functional	Ownership interest held by the Company
Name	incorporation	currency	2025	2024	Principal activities
InflaRx GmbH	Jena and Munich, Germany	EUR	100%	100%	Operating subsidiary, R&D, holder of all IP
InflaRx Pharmaceuticals, Inc.	Ann Arbor, MI, United States	USD	100%	100%	Operating subsidiary, R&D, US commercialization

2. Summary of material accounting policies

This section describes material accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) New and amended standards adopted by the Group

The following amendments were adopted effective January 1, 2025, and do not have a material impact on the consolidated financial statements of the Group:

●	Amendments to IAS 21 Effects of Changes in Foreign Exchange Rates: Lack of exchangeability

(b) New standard not yet adopted

The following standards issued will be adopted in a future period, and the potential impact on the Group’s consolidated financial statements, if any, is being assessed:

●	Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, Classification and Measurement of Financial Instruments (1 January 2026)

●	Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, Contracts Referencing Nature-dependent Electricity (1 January 2026)

●	IFRS 18 Presentation and Disclosure in Financial Statements (1 January 2027)

●	Annual Improvements Volume 11 (1 January 2026)

Other IFRS standards to be applied in future that are not specified here will have no impact on the consolidated financial statements.

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

(d) Foreign currency transactions and translations

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

(h) Employee benefits

(i) Short-term employee benefits

Liabilities for wages and salaries and cash bonuses are measured at the amounts expected to be paid when the liabilities are settled. Severance payments are recorded as a liability and expense at the earlier of when the entity can no longer withdraw the offer of termination benefits or when related restructuring costs are recognized.The liabilities are presented as employee benefits in the consolidated statements of financial position. A liability is recognized if the Group has a present legal or constructive obligation to pay such amount as a result of past service provided by the employee and if such obligation can be estimated reliably.

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

(i) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. On December 31, 2025, the remaining useful lives of the Company’s right-of-use assets ranged between 4 and 55 months. Right-of-use assets are subject to impairment.

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

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date, since the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

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

(m) Inventory

Inventories are stated at the lower of cost or net realizable value. Net realizable value for product inventories comprises the estimated sales proceeds from final products less the necessary expected costs up to the time of sale. Inventories are comprised of raw materials, unfinished goods, and finished goods. Costs incurred in bringing each product to its present location and condition are accounted for, as follows:

●	Raw materials: purchase cost on a first-in/first-out basis

●	Finished goods and work in progress: cost of direct materials and labor and a proportion of manufacturing overhead based on normal operating capacity

(n) Impairment of non-financial assets

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

There were no impairments or reversals of impairments in 2023, 2024 or 2025.

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

(p) Fair value measurement

Beside pre-funded warrants, the Group does not measure any financial asset or liability at fair value. The carrying amount of all financial instruments approximates their fair value, with the exception of quoted debt securities for which fair values are disclosed (see Note‘D.8. Financial assets and financial liabilities’).

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

In the periods presented; the Group did not incur current income tax expense. Taxes withheld by banks and remitted to tax authorities were reimbursed after filing of the annual tax declaration.

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

Deferred tax assets arising from tax loss carryforwards are recognized only to the extent that the Group has sufficient taxable temporary differences or there is convincing evidence that sufficient future taxable profit will be available against which the unused tax losses can be utilized. As of December 31, 2025 and 2024, based on management’s judgment, it was not probable that taxable profit will be available against which the unused tax losses can be utilized; no deferred tax assets were therefore recognized in the consolidated statements of financial position.

3. Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In preparing these consolidated financial statements, the judgments made by management in applying the Group's accounting policies involve the following areas:

(a) Accounting for share-based payments

When determining the grant date fair value of share-based payment awards, assumptions must be made regarding the key parameters of the calculation (see Note ‘C.10.(b). Measurement of fair values of share options granted’). In 2025, the Company’s share price volatility for the purposes of the calculation was determined on the basis of the 5.5-year annualized average share price , which management believes will be indicative of the share price development of the Company in future periods. This led to a range of applied volatility rates in 2025 of 143% to 147% for the different options granted during the year of this report.

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

(b) Measurement of third-party R&D clinical trial and contracted manufacturing expense

In measuring R&D expenses for the reporting period, the Company estimates the amount of expense to recognize and liability to accrue to the extent that invoices of the Company’s contract research organizations (“CROs”) and contract manufacturing organizations (“CDMOs”) are not yet received and exceed any prepayments made. The timing of the invoicing of project services by CROs follow contractual billing schedules and can occur several months prior to or following end of a reporting period. This estimation involves determining a percentage-of-completion whereby the degree to which services have been rendered for the individual project activities contracted from the CRO and CDMOs is assessed and estimated by in-house R&D project managers and reviewed by the controlling department. This percentage-of-completion is used to measure the amount of the unbilled project activities which have already been rendered by the reporting date and the associated R&D expense and liability to recognize as a result.

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

The Company accrued €3.4 million as of December 31,2025 and €6.6 million as of December 31, 2024 (see Note D.11. Trade and other payables) in third-party accruals in relation to its ongoing clinical trials and manufacturing activities. As of these dates, prepayments were recorded for payments made to CROs and CDMOs against which no services had yet been rendered (2025: €2.2 million, 2024: €4.6 million, see Note D.6. Other assets).

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

Inventory write-downs for the year ended December 31, 2025 amounted to €7.3 million, as a result of the scaling back and discontinuation of GOHIBIC sales activities in the United States (prior year: €3.3 million and mainly due to the expiration of shelf life of finished goods). Assumptions included in the model of expected future demand may require revision in future periods which could result in changes to the estimate of excess and obsolete inventory and in inventory write-downs.

C. Consolidated statements of operations and comprehensive loss

1. Revenues

	2025	2024	2023
		(in €)
Revenues	29,331	165,789	63,089
Total	29,331	165,789	63,089

For the twelve months ended December 31, 2025, 2024 and, 2023 the Company realized revenues from product sales of GOHIBIC (vilobelimab) in the amount of €0.0 million, €0.2 million and €0.1 million respectively.

Revenues reported are sales to end customers (hospitals). All revenues are attributed to sales made in the United States.

2. Cost of sales

	2025	2024	2023
		(in €)
Cost of Sales	7,267,618	3,317,039	532,262
Total	7,267,618	3,317,039	532,262

Cost of sales expenses increased by €4.0 million for the year ended December 31, 2025 compared to the corresponding costs for the year ended December 31, 2024 due primarily to higher inventory write-downs of €7.3 million (Note D.5 for additional information). As part of its strategic focusing, the Group carried out significant reductions in GOHIBIC (vilobelimab) commercial spending and related functions. Due to this scale back/discontinuation of GOHIBIC sales activities in the United States, this inventory has been fully written down.

3. Marketing and sales expenses

Marketing and sales expenses in 2025 compared to 2024 decreased by €2.3 million. The table below shows the composition of marketing and sales expenses.

	2025	2024	2023
		(in €)
Third-party expenses	206,881	2,010,120	1,021,082
Marketing expenses	1,469,627	1,573,628	830,076
Employee related expenses	1,956,319	1,806,151	1,040,587
of which equity-settled share-based payment expense	145,158	191,111	67,462
Legal and consulting fees	479,449	910,146	1,054,971
Other expenses	369,735	456,550	54,583
Total marketing and sales expenses	4,482,011	6,756,595	4,001,299

During the twelve months ended December 31, 2025 the Group incurred €4.5 million of marketing and sales expenses in the United States. These expenses are mainly composed of €2.0 million in personnel costs and €0.2 million in external services for distribution and €1.5 million in marketing expenses of GOHIBIC (vilobelimab). The reduction of third-party expenses in the period is mainly attributable to the in-sourcing of our sales staff which has been provided through a third party in 2024.

During the twelve months ended December 31, 2024 the Group incurred €6.8 million of marketing and sales expenses in the United States. These expenses are mainly composed of €1.8 million in personnel costs and €2.0 million in external services for distribution and €1.6 million in marketing expenses of GOHIBIC (vilobelimab).

In December 2025 the Group started to restructure its activities and significantly reduced commercial spending around GOHIBIC (vilobelimab), including a significant workforce reduction. As a result, all employees engaged in the commercialization of the product have been made redundant.

4. Research and development expenses

Research and development expenses decreased by €9.6 million in 2025 compared to 2024, primarily due to lower third-party costs from manufacturing development activities and from clinical trials, which decreased by €7.2 million. Other expenses totaled €1.6 million. This was primarily driven by €1.0 million in legal and consulting fees, with the remaining €0.6 million attributable to various other expense items. In the previous year, other expenses totaled €3.8 million, comprising €1.4 million in legal and consultancy fees, and €2.5 million in other expenses. The year-on-year decrease reflects reduced spending on advisory services and lower activity in non-core cost categories overall. As part of its strategic focusing the Group carried out significant reductions in GOHIBIC (vilobelimab) commercial spending and related functions. Restructuring expenses in the amount of €0.2 incurred during the twelve month ended December 31, 2025 for employee related expenses.

The following table illustrates the general composition of research and development.

	2025	2024	2023
	(in €)
Third-party expenses	15,878,926	23,113,874	31,802,983
Personnel expenses	8,215,944	8,390,010	6,776,853
of which equity-settled share-based payment expenses	1,723,421	1,873,958	1,500,670
Other expenses	1,625,918	3,860,013	2,444,295
Total research and development expenses	25,720,788	35,363,897	41,024,131

5. General and administrative expenses

General and administrative expenses in 2025 compared to 2024 increased by €0.5 million. The table below shows the composition of general and administrative expenses.

	2025	2024	2023
		(in €)
Employee related expenses	6,659,436	6,339,421	5,392,905
of which equity-settled share-based payment expense	2,576,059	2,000,739	1,846,356
Legal and consulting fees	3,489,320	2,851,390	3,239,809
Insurance expenses	930,654	1,570,343	1,934,880
Depreciation & amortization expense	392,316	455,497	507,905
Compensation expense for non-executive directors	321,500	321,500	305,984
Other expenses	1,681,860	1,486,290	1,247,273
Total	13,475,085	13,024,441	12,628,756

6. Other income

In 2024, the Group qualified for an allowance under the Forschungszulagengesetz (Research Allowance Act) in Germany, a law designed to promote research and development. Under this allowance, the Group became eligible for reimbursement in cash, by the German federal government, of a portion of certain eligible R&D expenses incurred in 2020 through 2027. Under IFRS, the allowance is recognized as a government grant upon qualifying for the allowance. In the year 2025 the Group recognized €2.6 million in income relating to eligible expenses which were incurred in 2025. In 2024 the Group recognized €5.1 million in income relating to eligible expenses which were incurred in the years 2020 to 2024. The Group remains eligible for reimbursement of expenses to be incurred in 2026 and 2027. In 2023 the group recognized €13.2 million in income relating to the German federal government grant of GOHIBIC (vilobelimab) in severe COVID 19 patients.

	2025	2024	2023
		(in €)
Other income from government grants and research allowances	2,630,750	5,081,772	13,155,250
Further other income	40,631	205,844	64,453
Total	2,671,380	5,287,616	13,219,704

7. Employee related expenses

The following table shows the items of employee related expenses:

	2025	2024	2023
		(in €)
Wages and salaries	10,247,581	10,416,490	8,192,143
Social security contributions (employer's share)	1,388,357	1,282,973	944,712
Equity-settled share-based payment expenses (see Note C.10. Share-based payments)	4,444,639	4,065,807	3,414,488
Other	751,122	770,311	659,002
Total	16,831,699	16,535,582	13,210,345

8. Net financial result

	2025	2024	2023
	(in €)

Interest income	1,845,428	3,196,813	3,804,827
Interest expenses	(2,692)	(885)	(16,538)
Interest on lease liabilities	(36,547)	(19,770)	(19,090)
Financial result	1,806,189	3,176,159	3,769,199

Foreign exchange income	4,217,941	6,876,161	5,529,389
Foreign exchange expense	(9,070,144)	(3,205,926)	(7,371,261)
Foreign exchange result	(4,852,203)	3,670,235	(1,841,872)

Result of expected credit loss adjustment on marketable securities	2,446	103,285	313,240
Result from the revaluation of pre-funded warrants at fair value	5,681,489	—	—
Other financial result	5,683,935	103,285	313,240
Net financial result	2,637,922	6,949,680	2,240,566

For the twelve months ended December 31, 2025, net financial result decreased by €4.3 million to a gain of €2.6 million compared to a gain of €6.9 million for the twelve months ended December 31, 2024. This decrease  is mainly attributable to the decrease  of the foreign exchange result of €8.5 million due to the weakened US Dollar in 2025. Finance result decreased by €1.4 million due to lower interest income recognized from marketable securities. This effect is partially compensated by a gain of €5.7 million from the fair value revaluation of pre-funded warrants, issued to certain investors in February 2025.

9. Loss per share

Loss per ordinary share is calculated by dividing the loss of the period by the weighted average number of ordinary shares outstanding during the period. The weighted number of ordinary shares outstanding for the financial year 2025 was 67,288,321, for 2024 it amounted to 58,919,958 and for 2023 it was 54,940,137. Loss per share was €0.68, €0.78 and €0.78 in 2025, 2024 and 2023, respectively.

As the Company is in a loss-making situation, the diluted loss per share is the same as basic loss per share, because the weighted average number of shares to be issued upon the exercise of the stock options and the pre-funded warrants, the only dilutive instruments issued, would result in an anti-dilutive effect. Refer to Note C.10. for the balances of outstanding share options.

10. Share-based payments

a) Equity-settled share-based payment arrangements

In the course of its historical financing rounds prior to 2016, InflaRx GmbH established equity-settled share-based payment programs. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. in November 2017:

	2025 Options	2025 WAEP*	2024 Options	2024 WAEP*
Outstanding at January 1	148,433	€0.01	148,433	€0.01
Exercised during the year	—	—	—	—
Outstanding at December 31	148,433	€0.01	148,433	€0.01
Exercisable at December 31	148,433	€0.01	148,433	€0.01

*	Weighted average share price (WAEP)

The exercise price for all options granted prior to 2016 outstanding at the end of the year was €0.01 per share or less (2024: €0.01 or less).

Under the terms and conditions of the share option plan of 2016 (the “2016 Plan”), InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for ordinary shares of the Company in November 2017:

	2025 Options	2025 WAEP*	2024 Options	2024 WAEP*
Outstanding at January 1	888,632	$1.86/€1.79	888,632	$1.86/€1.68
Exercised during the year	—		—
Outstanding at December 31	888,632	$1.86/€1.58	888,632	$1.86/€1.79
Exercisable at December 31	888,632	$1.86/€1.58	888,632	$1.86/€1.79

*	Conversion rates used for one €: December 31,2025 $0.8511, average rate 2025 $0.8855, December 31,2024 $0.9626, average rate 2024 $0.9242

The weighted average remaining contractual life for the share options outstanding under the 2016 Plan as of December 31, 2025 was 5.93 years (2024: 6.93 years).

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

	2025 Options	2025 WAEP*	2024 Options	2024 WAEP*
Outstanding at January 1	8,905,446	$2.03/€1.95	6,584,946	$2.12/€1.92
Granted during the year	2,452,000	$2.41/€2.13	2,332,500	$1.78/€1.65
Forfeited during the year	(136,250)	$2.21/€1.96	(12,000)	$3.02/€2.79
Expired during the year	(98,876)	$3.03/€2.69	—	0
Outstanding at December 31	11,122,320	$2.10/€1.79	8,905,446	$2.03/€1.95
Exercisable at December 31	10,505,820	$2.08/€1.77	8,129,196	$2.03/€1.96

*	Conversion rates used for one December 31,2025 $0.8511, average rate 2025 $0.8855, December 31,2024 $0.9626, average rate 2024 $0.9242

The weighted average remaining contractual life for the share options outstanding under the 2017 Plan as of December 31, 2025 was 6.55 years (2024: 6.5 years).

All Options granted in 2025 vest over one year. Options granted before 2025 vest over a period of one, two or three years, depending on the grant, with 1/2 or 1/3, respectively, of the options vesting after the end of the first year from vesting start and the remaining options vesting quarterly in equal portions thereafter. Vesting of these unvested share options is subject to service conditions at the time of vesting, and no market or performance conditions are applicable.

The weighted average fair value of options granted during 2025 was $2.41/€2.13 (2024: $1.78/€1.65). The range of exercise prices for options outstanding at the end of the year was $1.51/€1.29 to $5.14/€4.37 (2024: $1.51/€1.45 to $5.14/€4.95).

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

Share options granted	Number	Fair value per share option	FX rate as of grant date	Fair value per share option	Share price at grant date/ Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2025
January 03	2,452,000	$1.86	0.9710	€1.81	$2.41	0.97	5.50	4.435%
	2,452,000

Of the 2,452,000 options granted in 2025, 1,300,000 were granted to members of the executive management or the Board of Directors. In 2025, 136,250 options were forfeited, 98,876 options were expired, no options were exercised.

Expected dividends are nil for all share options listed above.

Share price volatility is calculated on the basis of annualized monthly volatility rate of the Company’s share price over the last five years preceding the valuation date. Beginning October 2024, we calculate the annualized daily volatility rate of the Company’s share price over the last five and a half years preceding the valuation date due to the change of a service provider.

The range of outcomes for the expected life of the instruments has been based on expectations on option holder behavior in the scenarios considered.

The dividend yield has no impact due to the anti-dilution clause as defined in the 2017 Plan.

D. Notes to the consolidated statements of financial position

1. Property and equipment

Property and equipment
Cost
At January 1, 2024	1,491,525
Additions	22,723
Exchange differences	25,822
At December 31, 2024	1,540,070
Additions	108,257
Disposals	(61,268)
Exchange differences	(50,001)
At December 31, 2025	1,537,058

Accumulated depreciation
At January 1, 2024	(1,201,948)
Depreciation charge for the year	(56,077)
Exchange differences	(25,765)
At December 31, 2024	(1,283,790)
Depreciation charge for the year	(61,207)
Disposals	47,254
Exchange differences	50,001
At December 31, 2025	(1,247,741)

Net book value
At December 31, 2024	256,280
At December 31, 2025	289,317

2. Right-of-use assets

	Buildings	Cars	Total
Cost		(in €)
At January 1, 2024	2,661,118	174,134	2,835,252
Additions	—	68,604	68,604
Exchange differences	20,101	—	20,101
At December 31, 2024	2,681,219	242,738	2,923,957
Additions	451,427	—	451,427
Exchange differences	(38,922)	—	(38,922)
At December 31, 2025	3,093,724	242,738	3,336,462

Accumulated depreciation
At January 1, 2024	(1,633,020)	(130,566)	(1,763,586)
Depreciation charge for the year	(353,426)	(33,427)	(386,852)
Exchange differences	(15,151)	—	(15,151)
At December 31, 2024	(2,001,597)	(163,993)	(2,165,590)
Depreciation charge for the year	(308,827)	(33,486)	(342,313)
Exchange differences	33,107	—	33,107
At December 31, 2025	(2,277,318)	(197,478)	(2,474,796)

Net book value
At December 31, 2024	679,622	78,745	758,367
At December 31, 2025	816,407	45,260	861,667

3.	Intangible assets

	Purchased IT-software	Advances paid for software	Total
Cost		(in €)
At January 1, 2024	716,130	25,977	742,107
Additions	6,607	17,541	24,148
Exchange differences	439	—	439
At December 31, 2024	723,176	43,518	766,694
Additions	39,019	—	39,019
Disposals	—	(31,582)	(31,582)
Exchange differences	(850)	—	(850)
At December 31, 2025	761,345	11,936	773,281

Accumulated amortization
At January 1, 2024	(673,289)	—	(673,289)
Amortization charge for the year	(42,185)	—	(42,185)
Exchange differences	(439)	—	(439)
At December 31, 2024	(715,913)	—	(715,913)
Amortization charge for the year	(15,963)	—	(15,963)
Exchange differences	850	—	850
At December 31, 2025	(731,026)	—	(731,026)

Net book value
At December 31, 2024	7,263	43,518	50,781
At December 31, 2025	30,319	11,936	42,255

Amortization of intangible assets is included in the line items ‘research and development expenses’ (2025: €-, 2024: €785, 2023: €858) and ‘general and administrative expenses’ (2025: €15,963, 2024: €41,400, 2023: €95,205) in the consolidated statements of operations and comprehensive loss.

4. Leases

Lease obligations consist of payments pursuant to non-cancellable lease agreements mainly relating to the Company’s leases of office space. The lease terms of the Company’s premises expire as follows: Jena, Germany in December 2028, Martinsried, Germany in July 2030 and Ann Arbor, Michigan, United States in April 2026.

Set out below, are the carrying amounts and the movements of the Group’s lease liabilities:

Lease liabilities	2025	2024
	(in €)
As of January 1	805,086	1,120,048
Additions	451,427	68,604
Payments	(357,583)	(388,114)
Short-term liability for accrued interest expense	4,768	(409)
Foreign exchange difference	(5,779)	4,959
As of December 31	897,917	805,086

The following are the amounts recognized in profit or loss:

	2025	2024	2023
		(in €)
Depreciation expense of right-of-use assets (see Note E.2.)	342,313	386,853	377,925
Interest expense on lease liabilities	36,547	19,770	19,090
Rental expense from leases	11,055	10,429	6,261
Thereof short-term leases (included in administrative expenses)	3,960	4,168	—
Thereof leases of low-value assets (included in administrative expenses)	7,095	6,261	6,261
Total amounts recognized in profit or loss	389,915	417,052	403,276

The Group had total cash outflows for leases of €0.4 million in 2025 (€0.4 million in 2024, €0.4 million in 2023).

5. Inventory

	2025	2024	2023
		(in €)
Raw material and supplies	—	82,087	423,560
Unfinished goods	—	6,758,952	10,614,159
Finished goods	—	56,627	330,087
Total	—	6,897,666	11,367,807

As of December 31, 2025, inventory amounted to €0.0 million compared to €6.9 million as of December 31, 2025.

In 2025 the Group recorded in cost of sales write downs of raw materials and supplies of €0.1 million (€0.3 million in 2024 and €0.0 million in 2023), write downs of unfinished goods of €7.1 million (€2.7 million in 2024 and €0.0 million in 2023) and write downs of finished goods of €0.3 million (€0.3 million in 2024, €0.5 million in 2023). As part of its strategic focusing the Group carried out significant reductions in Gohibic (vilobelimab) commercial spending and related functions. Due to this scale back/discontinuation of Gohibic sales activities in the United States inventory has been fully written down.

6. Other assets

	December 31, 2025	December 31, 2024
	(in €)
Non-current other assets
Prepaid expenses	151,198	204,233
Total non-current other assets	151,198	204,233
Current other assets
Prepayments on research & development projects	2,222,380	4,628,878
Prepaid expenses	923,832	354,948
Others	114,826	119,576
Total current other assets	3,261,038	5,103,402
Other assets from research allowances
Current other assets from research allowances	2,487,763	5,081,772
Total other assets from research allowances	2,487,763	5,081,772
Total other assets	5,899,999	10,389,407

As of December 31, 2025, prepayments on research and development projects amounted to €2.2 million compared to €4.6 million as of December 31, 2024, and consist of prepayments on CRO contracts.

Prepaid expenses consist mainly of prepaid D&O insurance expense for the year 2026, which will be recognized into general and administrative expenses pro rata over the year.

As of December 31, 2025 other assets from research allowances were €2.5 million compared to €5.1 million in the previous year which represent reimbursements the Company qualifies for under the German Research Allowance Act (government grants). The decrease is due to the received payment in 2025 for the years 2020 to 2024 in the amount of €5.2 million. Additional receivables recognized for eligible expenses incurred in the twelve months ended December 31, 2025, amount to €2.5 million.

7. Income tax

The table below shows a reconciliation between the product of loss before tax multiplied by the Company's applicable tax rate and current income taxes recognized in profit or loss.

InflaRx Group	2025	2024	2023
	(in €)
Loss for the period (accounting profit before income tax)	(45,621,498)	(46,059,185)	(42,667,529)
Tax rate	28.6%	28.6%	28.6%
Tax benefits at tax rate	13,089,429	13,159,368	12,160,545
Temporary differences and tax losses for which no deferred tax asset was recognized	(13,797,393)	(14,577,752)	(12,127,977)
Non-recognition of tax effect on share-based payments	—	—	(32,182)
Non-deductible expenses for tax purposes	(54,846)	(56,721)	(46,907)
Tax free income	762,810	1,475,105	—
Taxes prior years	(12,282)	(5,217)	—
Other differences due to tax rate	—	—	46,521
Income tax	(12,282)	(5,217)	—

The tax rate applied above represents the weighted average of the statutory tax rates in Germany and the United States. In Germany, InflaRx N.V. and its subsidiary InflaRx GmbH are subject to corporate income tax (2025/2024/2023: 15%), a solidarity surcharge (2025/2024/2023: 0.8%) and trade taxes (2025: 13.171%; 2024: 13.202%;2023: 13.065%). This equals an average total tax rate of 29.03 % in 2025 (2024: 29.03%;2023: 28.99%). On July 11th 2025 the German Federal Council approved the reduction of the corporate tax rate from 15% to 10%, over a period of 5 years starting in 2028. This change will not affect the valuation of deferred tax assets and deferred tax liabilities, as these are calculated based on the tax rate applicable in the future. In 2023, the InflaRx GmbH established a managing director's permanent establishment (PE) in the UK. The taxable remuneration is subject to a tax rate of 25% less a deduction (small profits relief). The taxes prior year result from the established PE. InflaRx Pharmaceuticals, Inc., Ann Arbor, Michigan, United States is subject to an average total tax rate of 25.74% in 2025 (2024 25.74%; 2023: 25.74%), which is made up of U.S. federal tax (2025, 2024, 2023: 21%) and state tax of 4.74% in 2025 (2024 and 2023: 4.74%). As of December 31, 2025 there were no deferred tax liabilities in connection with investments in subsidiaries and no uncertain tax positions.

a) Tax losses carried forward

The Group has total tax loss carryforwards of €324.51 million (2024: €288.95 million) from three areas that cannot be utilized outside these areas:

As of December 31, 2025 the Group had €257.7 million (2024: €238.4 million) for corporate income purposes and €256.4 million (2024: €206.7 million) for trade tax purposes of unrecognized and unused tax losses carried forward attributable to the tax group formed by InflaRx N.V. since 2018; these tax losses do not expire and may not be used to offset taxable income elsewhere in the Group. Since January 1, 2018, InflaRx GmbH has distributed its losses to the parent Company InflaRx N.V. under a profit and loss transfer agreement. This tax group was formed in Germany and is subject to German tax legislation.

●	Tax losses of InflaRx GmbH until December 31, 2017 (€34.8 million) are frozen from 2018 onwards due to the creation of a tax group with InflaRx N.V. Those losses of InflaRx GmbH do not expire and may be used to offset future taxable income of InflaRx GmbH only.

●	In addition, the Group still has tax loss carryforwards of $25.63 million or €21.81 million (2024: $16.36 million or €15.75 million) from the operations of InflaRx Pharmaceuticals, Inc. which can also only be utilized there, generally do not expire, but are generally limited to offset tax obligation for 80% of taxable income.

As of December 31, 2025, 2024 and 2023, no net deferred tax assets were recognized for the carryforward of unused tax losses.

b) Current income tax receivable

Current income tax receivable includes tax claims because of income tax withheld on interest income earned by the Group on the financial assets (2025: €1,084,053, 2024: €1,281,649). The Company is reimbursed for the payments after filing a tax return.

8. Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and short-term deposits included in cash equivalents, held by the Group as at December 31, 2025 and December 31, 2024:

	December 31, 2025	December 31, 2024
	(in €)
Financial assets at amortized cost
Non-current financial assets	237,373	3,092,290
Thereof marketable securities	—	2,854,405
Current financial assets	30,435,088	34,462,352
Thereof marketable securities	30,211,169	33,969,390
Financial liabilities at amortized cost
Trade and other payables	5,608,204	11,549,150
Financial liabilities at fair value
Current liabilities to shareholders	5,802,128	—

In February 2025, the Company issued 6,750,000 pre-funded warrants to certain investors in the context of a public offering of securities. As of December 31, 2025, the fair value of the warrants amounted to €5.8 million (Level 1).

As of December 31, 2025, the fair value of current and non-current financial assets quoted debt securities) amounted to €33.5 million (as of December 31, 2024: €42.6 million) (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

As of December 31, 2025, current and non-current financial assets decreased by €6.9 million to €30.7 million compared to €37.6 million of December 31, 2024.

As of December 31, 2025, trade and other payables decreased by €5.9 million to €5.6 million compared to €11.5 million as of December 31, 2024. As of December 31, 2024 the Company temporarily had lower trade payables from CRO’s.

The maturities of all securities held as of December 31, 2025, are between one and nine months (2024: between one and thirteen months); they bear nominal fixed interest in the range of 0.250% to 5.200% (2024: 0.3% to 6.250%).

9. Cash and cash equivalents

	December 31, 2025	December 31, 2024
	(in €)
Short-term deposits
Deposits held in U.S. dollars	7,510,452	13,408,478
Deposits held in Euro	7,235,080	700,000
Total	14,745,532	14,108,478
Cash at banks
Cash held in U.S. dollars	843,915	2,805,655
Cash held in Euro	432,724	1,461,847
Total	1,276,639	4,267,501
Total cash and cash equivalents	16,022,171	18,375,979

All deposits held as of December 31 had contractual maturities of less than 90 days and are therefore classified as cash equivalents.

10. Equity

a) Issued capital

As of December 31, 2025, the issued capital of the Company is divided into 72,292,859 ordinary shares (2024: 59,351,710). The nominal value per share is €0.12. All shares issued are fully paid and have the same rights on the distribution of dividends and the repayment of capital.

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

We did not issue any ordinary shares under the 2023-Registration Statement in 2023. As of December 31, 2024, we had issued 468,438 ordinary shares under the Sales Agreement, resulting in €0.8 million in net proceeds.

In the fiscal year 2025, we issued an additional 4,691,149 ordinary shares under its Sales Agreement, resulting in $8.0 million in net proceeds. As of December 31, 2025, the remaining value authorized for sale under the Sales Agreement is $65.7 million.

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

b) Authorized capital

According to the articles of association of the Company, up to 169,300,000 ordinary shares and up to 169,300,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

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

For the year ended December 31, 2025, the Company expensed €60,000 of ongoing costs to reimburse expenses incurred by the protective foundation.

c) Nature and purpose of equity reserves

In addition to the issued capital, the Company discloses the following other reserves:

●	Share premium records the amounts paid in upon issuance of ordinary shares in excess of nominal value of €0.12 per share, net of related transaction costs.

●	The other capital reserves include the expense resulting from the issue of share options.

●	Accumulated deficit includes the losses of previous reporting periods.

Other components of equity exclusively include currency reserves from the conversion of financial statements in foreign currencies.

11. Trade payables and other accrued liabilities

	December 31, 2025	December 31, 2024
	(in €)
Accrued liabilities from R&D projects	3,424,362	6,609,925
Accrued liabilities from commercial activities	8,000	69,250
Accounts payable	972,383	3,413,064
Other accrued liabilities and payables	1,353,593	1,603,538
Total	5,758,338	11,695,777

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

12. Financial risk management

a) Financial risk management objectives and policies

The Group’s financial risks are predominantly controlled by central treasury activities under an investment policy approved by the Board of Directors on July 31, 2024 as revised on November 17, 2025. Those treasury activities identify, evaluate and manage financial risks consistent with the Group’s operating needs. The Board of Directors provides policies for overall risk management, covering specific areas, such as foreign exchange risk and credit risk. The Company does not intend to use derivative financial instruments because the Group’s future risk exposures cannot be reliably forecasted (volume of business activity, liquidity needs, foreign exchange exposure).

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

Foreign exchange risk arises when commercial transactions or recognized assets or liabilities are denominated in a currency that is not an entity’s functional currency. The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which costs and purchases are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the Euro and U.S. dollars. The currencies in which these transactions and financial assets are primarily denominated are Euro and U.S. dollars. The Group is exposed to the exchange rate between the Euro and the U.S. dollars. Due to the Company’s various registered offerings of ordinary shares in U.S. dollars, the Group has significant cash and cash equivalents in U.S. dollars. Currently the Group does not hedge U.S. dollars but intends to achieve a natural hedge by contracting suppliers in U.S. dollars in the future. In 2025 and 2024, the Group recognized significant foreign exchange gains and losses as the natural hedge is not yet achieved and the functional currency for InflaRx N.V. and InflaRx GmbH is Euro.

The Group is primarily exposed to changes in U.S. dollar to Euro exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments at InflaRx N.V. and InflaRx GmbH.

In 2025, if the Euro had weakened/strengthened by 10% against the U.S. dollar with all other variables held constant, the Group’s loss would have been €4.0 million higher/€3.3 million lower, mainly as a result of foreign exchange on translation of U.S. dollar-denominated assets of InflaRx N.V. and InflaRx GmbH.

Cash, cash equivalents and financial assets denominated in U.S. dollars, InflaRx N.V. and InflaRx GmbH	December 31, 2025	December 31, 2024
	(in €)
Current and non current financial assets (securities and accrued interest)	28,434,961	37,316,756
Cash and cash equivalents	8,354,358	14,983,597
Total assets exposed to the risk	36,789,319	52,300,353
Conversion rate Euro to U.S. dollars at reporting date 1/1.1750

Sensitivity analysis:	Conversion rate	Profit/(loss)	Carrying amount
	(in €)
Euro strengths against U.S. dollars	1.2925	(3,344,484)	33,444,835
Euro weakens against U.S. dollars	1.0575	4,087,702	40,877,021

Based on the exchange rate fluctuations from the last three years, the Company expects that exchange rate fluctuations of the Euro to the U.S. dollar between 1.0575 and 1.2925 could be reasonably possible. Compared to the exchange rate on the statement of financial position date (Euro to U.S. dollar at reporting date is 1/1.1750), these rates could have a material impact on the Company’s total loss of the period.

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

The maximum exposure to counterparty credit risk is €46.7 million at December 31, 2025 (December 31, 2024: €61.0 million). This amount equals the carrying amount at year end of cash and cash equivalents (2025:€16.0 million; 2024: €18.4 million) and financial assets (2025:€30.7 million; 2024: €42.6 million).

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

The Group raised significant funding from various registered offerings, most recently from an underwritten public offering in February 2025, that it estimates will enable the Group to fund operating expenses and capital expenditure requirements for at least 12 months from December 31, 2025. The Group expects to require additional funding to continue to advance the development of product candidates. In the event regulatory approval is received and the Company implements a strategy to commercialize the products itself, the Group would require additional capital.

At the end of the reporting period, the Group held the following deposits that are expected to readily generate cash inflows to meet the outstanding financial commitments.

Liquidity	December 31, 2025	December 31, 2024
	(in €)
Short-term deposits	14,745,532	14,108,478
Cash at banks	1,276,639	4,267,501
Marketable Securities (current and non-current)	30,214,669	36,829,741
Other (non-current portion)	237,373	237,886
Other (current)	223,932	5,574,734
Total funds available	46,698,145	61,018,339

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

A. Commitments

1. Operating contracts or services

The Group enters into contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services. These contracts can usually be terminated with 30 to 180 days notice. In addition to this minimum duration, these contracts require full payment only for services already rendered.

During 2025, the Group did not have any commitments to purchase property, plant and equipment or patents and trademarks (respectively nil in 2024).

2. Lease obligations

The maturity analysis of lease liabilities is disclosed in the following table:

Maturity analysis for capitalized leases in 2025	Contractual minimum lease obligations	Effect of discounting	Lease liabilities
		(in €)
Within one year	319,916	62,973	256,943
After one year but not more than five years	760,338	119,365	640,973
More than five years	—	—	—
Total	1,080,254	182,338	897,916

Maturity analysis for capitalized leases in 2024	Contractual minimum lease obligations	Effect of discounting	Lease liabilities
		(in €)
Within one year	416,347	10,327	406,020
After one year but not more than five years	405,723	6,656	399,066
More than five years	—	—	—
Total	822,070	16,983	805,086

Maturity analysis for all lease obligations in 2025	Total	Low value leases	Short-term leases	Capitalized leases

Within one year	331,255	7,378	3,961	319,916
After one year but not more than five years	775,557	15,219	—	760,338
More than five years	—	—	—	—
Total	1,106,812	22,597	3,961	1,080,254

Maturity analysis for all lease obligations in 2024	Total	Low value leases	Short-term leases	Capitalized leases
		(in €)
Within one year	424,328	6,592	1,389	416,347
After one year but not more than five years	413,811	8,089	—	405,722
More than five years	—	—	—	—
Total	838,139	14,681	1,389	822,069

Anticipated future lease expenses were converted with the exchange rate as of December 31, 2025, 1 Euro 1.1750 U.S. dollar.

The Group applies the ‘lease of low-value assets’ recognition exemptions. The Group also applied the ‘short-term lease’ exemption for leases with a maturity of less than 12 months.

B. Other information

1. Segment reporting

The Group predominantly operates as a R&D focused biopharmaceutical company developing novel therapeutic products targeting diseases of high unmet medical need. Since the Emergency use authorization, or “EUA” of the Company’s lead product vilobelimab for the treatment of severe COVID-19 patients in April 2023, it also had commercial activities around the marketing and sales of GOHIBIC (vilobelimab) in the U.S. However, the Group is not steered by segments. The Board of Directors is the chief operating decision maker. Management of resources and reporting to the decision maker is based on the Group as a whole.

All operational activities are conducted in Germany and the United States. Revenues in the amount of $0.02 million (€0.02 million) were generated in 2025 ($0.2 million in 2024 and $0.1 million in 2023). All revenues were generated in the United States. The geographic location of the Group’s non-current assets are as follows:

●	December 31, 2025: €1.6 million in Germany and €0.02 million in the United States; and

●	December 31, 2024: €4.3 million in Germany and €0.1 million in the United States; and

None of the non-current assets are in the country where the Company is incorporated (the Netherlands).

2. Related party transactions

Compensation of the Group’s executive management for the 12 months ending December 31:

Executive and Board compensation	2025	2024	2023
		(in €)
Executive management
Short-term employee benefits	2,685,555	3,193,141	2,783,675
Share-based payments	2,978,061	2,570,489	2,507,453
Sub-total	5,663,616	5,763,630	5,291,128
Non-executive Board of Directors members
Short-term employee benefits	321,500	321,500	305,983
Share-based payments	301,308	280,379	285,177
Sub-total	622,808	601,879	591,160
Total compensation	6,286,424	6,365,509	5,882,288

Executive management comprises executive Directors of the Board of Directors and members of the senior management of the Company.

The table above discloses short-term employee benefits that were contractually agreed for the Board of Directors and executive management. As of December 31, 2025, €0.3 million were not paid but accrued (2024: €0.8 million) for executive management and €0.1 million (2024: €0.1 million) for non-executive members of the Board of Directors.

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

C.	Significant events after the reporting date

 On January 8, 2026, InflaRx announced a restructuring and a change in strategy, focusing future resource allocation predominantly towards further clinical development of izicopan. As part of this strategy, a significant reduction of its workforce was announced, predominantly in areas which were supporting commercialization and late stage development of vilobelimab. These measures, including write-down of product inventory and one-time restructuring cost already reflected in the 2025 financial statements and additional one-time restructuring costs of €0.6 million in 2026, once successfully implemented, are expected to reduce the future cost structure of the company.